Form 20-F
period 1997-12-31
IUSACELL S A DE C V
filed 1998-06-30
CIK 1047451

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 20-F

|_|   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

|X|   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                     THE SECURITIES EXCHANGE ACT OF 1934
                     For the fiscal year ended December 31, 1997
                                       OR
|_|   TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d)
                      OF THE SECURITIES EXCHANGE ACT OF 1934
                        for the transition period from        to

                         Commission File Number 1-13120

                          GRUPO IUSACELL, S.A. DE C.V.
             (Exact name of Registrant as specified in its charter)

          IUSACELL GROUP, INC.                        THE UNITED MEXICAN STATES
(Translation of Registrant's name into English)   (Jurisdiction of incorporation
                                                         or organization)

                                ----------------

                      Prolongacion Paseo de la Reforma 1236
                                Colonia Santa Fe
                              Delegacion Cuajimalpa
                           05348 Mexico, D.F., Mexico
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

     Title of each class               Name of each exchange on which registered
     -------------------               -----------------------------------------

American Depositary Shares, each              New York Stock Exchange
 representing 10 Series D Shares
Series D Shares                               New York Stock Exchange*

American Depositary Shares, each              New York Stock Exchange
 representing 10 Series L Shares
Series L Shares                               New York Stock Exchange*

--------------------
* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

              U.S. $148,215,000      10% Series B Senior Notes Due 2004

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

             Series A Capital Stock               746,753,410  Shares
             Series B Capital Stock                 5,562,450  Shares
             Series D Capital Stock               186,904,725  Shares
             Series L Capital Stock               150,208,638  Shares

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                  Yes |X|  No |_|

      Indicate by check mark which financial statement item the registrant has elected to follow:

                               Item 17 |_|    Item 18|X|

================================================================================

                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----

PART I
            ITEM 1.  Description of Business ...............................   1
            ITEM 2.  Description of Property ...............................  27
            ITEM 3.  Legal Proceedings .....................................  28
            ITEM 4.  Control of Registrant .................................  29
            ITEM 5.  Nature of Trading Market ..............................  30
            ITEM 6.  Exchange Control and Other Limitations Affecting
                     Security-Holders ......................................  33
            ITEM 7.  Taxation ..............................................  35
            ITEM 8.  Selected Financial Data ...............................  39
            ITEM 9.  Management's Discussion and Analysis of Financial
                     Condition and Results of Operation ....................  43
            ITEM 10. Directors and Officers of Registrant ..................  60
            ITEM 11. Compensation of Directors and Officers ................  66
            ITEM 12. Options to Purchase Securities from Registrant
                     or Subsidiaries .......................................  66
            ITEM 13. Interest of Management in Certain Transactions ........  67

PART II
            ITEM 14. Description of Securities to be Registered ............  69

PART III
            ITEM 15. Default Upon Senior Securities ........................  69
            ITEM 16. Changes in Securities and Changes in Security
                     for Registered Securities .............................  69

PART IV
            ITEM 17. Financial Statements ..................................  69
            ITEM 18. Financial Statements ..................................  70
            ITEM 19. Financial Statements and Exhibits .....................  70

                                ----------------

      In this Annual Report on Form 20-F (the "Annual Report"), all references to the "Company" or "Iusacell" are to Grupo Iusacell, S.A. de C.V., a limited liability stock company (sociedad anonima de capital variable) organized under the laws of Mexico on October 6, 1992.

      Effective January 1, 1996, the Mexican Congress approved the establishment of a new currency unit, the Peso, which replaced the New Peso at the rate of one Peso per one New Peso. Unless stated otherwise, references herein to "Pesos" or "Ps." are to Mexican Pesos, and references to "U.S. dollars," "$" or "U.S.$" are to United States dollars. Iusacell publishes its financial statements in Pesos. Pursuant to Mexican GAAP, financial data for all periods in the financial statements included herein, unless otherwise indicated elsewhere herein, have been restated in constant December 31, 1997 Pesos. Restatement into constant December 31, 1997 Pesos is made by multiplying the relevant nominal Peso amount by the inflation index for the period between the end of the period to which such nominal Peso amount relates and December 31, 1997. The inflation index used for 1993 figures is 2.4041, for 1994 figures is 2.2457, for 1995 figures is
1.4778 and for 1996 figures is 1.1572. Certain amounts set forth herein may not add up or may be slightly inconsistent due to rounding.

      Unless otherwise indicated, the U.S. Dollar amounts have been translated from Pesos at an exchange rate of Ps. 8.0700 per U.S. dollar, the exchange rate at December 31, 1997, reported by the Federal Reserve Bank of New York as its noon buying rate for Pesos ("Noon Buying Rate"). Certain amounts set forth herein may be slightly inconsistent due to rounding. Currency conversions contained in this Annual Report should not be construed as representations that the Peso amounts actually represent such Dollar amounts. Additionally, these conversions should not be construed as representations that these Peso amounts have been, could have been or could be converted into Dollars at those or any other rates of exchange.

      The Company will provide without charge to each person to whom this report is delivered, on the written or oral request of each such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to Grupo Iusacell, S.A. de C.V., Prolongacion Paseo de la Reforma 1236, Colonia Santa Fe, Delegacion Cuajimalpa, 05348 Mexico, D.F., Mexico, Attention: Director, Investor Relations. Telephone requests may be directed to 011-52-5-109-5759.

Glossary of Certain Telecommunications Terms

"A" Band:         The range of frequencies used to provide cellular wireless service from 825-835 MHz and 870-880 MHz of the radio spectrum.

Analog: A transmission method employing a continuous electrical signal that varies in amplitude or frequency in response to changes in sound, light, position, etc., impressed on a transducer in the sending device.

"B" Band:         The range of frequencies used to provide cellular wireless service from 835-845 MHz and 880-890 MHz of the radio spectrum.

Band:             A range of frequencies between two defined limits.

Bandwidth:        The relative range of frequencies that can be passed through a transmission medium without distortion. The greater the bandwidth, the greater the information carrying capacity.
                  Bandwidth is measured in Hertz.

Base Station:     In mobile telecommunications, the central radio
                  transmitter/receiver that maintains communications with the mobile radiotelephone sets within range. In cellular and personal communications applications, each cell or microcell has its own base station; each base station in turn is interconnected with other cells' base stations and with the public switched telephone network.

CDMA: Code Division Multiple Access, a standard of digital cellular technology which provides more call carrying capacity than analog or TDMA.

CDPD: Cellular Digital Packet Data, a new packet data network protocol which offers fast and reliable data transmission without using large amounts of network capacity.

Cell Site:        The location of a transmitting/receiving station serving a given geographic area in a cellular communications system.

Channel: A pathway for the transmission of information between a sending point and a receiving point.

COFETEL: Comision Federal de Telecomunicationes, the Mexican Federal Telecommunications Commission.

Covered POPs:     The number of POPs in a defined area for whom a cellular
                  signal is accessible.

Digital: A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuous analog signal.

Hand-off:         The act of switching a call in progress from one weak-signal site to a strong-signal site without disrupting the call. In current cellular systems, this function is performed by the MSC, which monitors the signal strength of ongoing calls continuously. In cellular networks, both the MSC and the user equipment participate in the hand-off process.

Hertz: The unit measuring the frequency with which an alternating electromagnetic signal cycles through the zero-value state between lowest and highest states. One hertz (abbreviated Hz) equals one cycle per second. KHz (kilohertz) stands for thousands of hertz; MHz (megahertz) stands for millions of hertz and GHz (gigahertz) stands for billions of hertz.

IMTS: Improved mobile telephone service; IMTS systems are analog mobile telephone systems that employ a single powerful radio base station to communicate with IMTS mobile telephones that are within approximately a 25-mile-wide radius.

LATA: Local Access and Transport Area; an area in which a local exchange carrier is permitted to provide service as designated by the 1982 United States federal court decree resulting from antitrust litigation brought by the United States Department of Justice against AT&T Corp.

Mobile Switching  The computer-controlled mobile switching center selects the
Center: appropriate path for the transmission of a cellular call and monitors the hand-off process.

PCS: Personal Communications Services. PCS has come to represent two things: first, a digital wireless communications service operating over the 1.9 GHz Band; and second, more generically, a wireless communications service utilizing a digital network that offers certain typical features such as voice, video and data applications, short messaging, voicemail, caller identification, call conferencing and call forwarding. Generic PCS suppliers promote this service on the ability of its features to be customized, or "bundled," to the needs of the individual customers.

PCS A-Band:       The range of frequencies used to provide PCS wireless services from 1.850-1.865 GHz and 1.930-1.945 GHz of the radio spectrum.

PCS B-Band:       The range of frequencies used to provide PCS wireless services from 1.870-1.885 GHz and 1.950-1.965 GHz of the radio spectrum.

PCS D-Band:       The range of frequencies used to provide PCS wireless services from 1.865-1.870 GHz and 1.945-1.950 GHz of the radio spectrum.

PCS E-Band:       The range of frequencies used to provide PCS wireless services from 1.885-1.890 GHz and 1.965-1.970 GHz of the radio spectrum.

Penetration rate: A cellular operator's subscribers within a defined area divided by total POPs within that area.

POPs: The population for a particular area based on the 1990 Mexican census. Population figures for 1993, 1994, 1995, 1996 and 1997 have been calculated by applying the forecast annual population growth rate for 1992 and 1995, as published by the Instituto Nacional de Estadistica, Geografia e Informatica (the National Institute of Statistics, Geography and Data Processing, "INEGI") to the official 1990 census figures. Where the population information is set forth without reference to a year, the information given is as of December 31, 1997. The SCT divides Mexico into nine geographic regions for the provision of cellular service (individually a "Region" and collectively the "Regions"). Information regarding the numbers of POPs within a given region has been calculated using the natural population growth rate, as published by INEGI. Information regarding the number of POPs within a given city has been calculated using the growth rate for that city, as published by INEGI, which may not be the same as the national growth rate published by INEGI. The number of POPs in any region or other geographic area should not be confused with the current number of users of cellular services in that region or other geographic area and is not indicative of the number of users of cellular services in the future.

Region 1:         Consists of the states of Baja California Norte and Baja
                  California Sur. Major cities in the region include Tijuana, Mexicali, Ensenada and La Paz.

Region 2:         Consists of the states of Sonora and Sinaloa. Major cities in the region include Hermosillo, Ciudad Obregon, Culiacan and Mazatlan.

Region 3:         Consists of the states of Chihuahua and Durango. Major
                  cities in the region include Ciudad Juarez, Chihuahua, Durango, Gomez Palacio and Torreon. Region 4: Consists of the states of Tamaulipas, Nuevo Leon and Coahuila. Major cities in the region include Monterrey, Saltillo, Ciudad Victoria,
                  Tampico, Reynosa and Matamoros.

Region 5:         Consists of the states of Colima, Jalisco, Michoacan and
                  Nayarit. Major cities in the region include Guadalajara
                  (population 1.8 million), Mexico's second largest city, Morelia, Tepic and Manzanillo.

Region 6:         Consists of the states of Aguascalientes, Guanajuato,
                  Queretaro, San Luis Potosi and Zacatecas. Major cities in the region include Leon, San Luis Potosi, Aguascalientes and
                  Queretaro.

Region 7:         Consists of the states of Guerrero, Oaxaca, Puebla,
                  Tlaxcala and Veracruz. Major cities in the region include
                  Puebla, Veracruz, Acapulco and Oaxaca.

Region 8:         Consists of the states of Yucatan, Quintana Roo, Campeche,
                  Chiapas and Tabasco. Major cities in the region include
                  Merida, Cancun, Villahermosa, Campeche, Tuxtla Gutierrez and
                  San Cristobal de las Casas.

Region 9:         Consists of the states of Mexico, Hidalgo and Morelos and
                  the Federal District. Major cities in the region include
                  Mexico City, one of the world's most populous cities, Toluca, Cuernavaca and Pachuca.

Repeater:         A device which automatically retransmits received signals on an outbound circuit, generally in an amplified form.

Roaming: A service offered by mobile communications providers which allows a subscriber to use his or her telephone while in the service area of another carrier.

SCT: Secretaria de Comunicaciones y Transportes, the Mexican Telecommunications and Transportation Secretariat.

Site Splitting or
Cell Splitting:   The process of dividing sites or cells into smaller
                  coverage areas by reducing their power output and the antenna height of the station transmitter. Site or cell splitting allows for the further reuse of frequencies by a mobile communications system.

Switch: A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is the process of interconnecting circuits to form a transmission path between users.

TDMA: Time Division Multiple Access, a standard of digital cellular technology, which provides more call carrying capacity than analog, but less than CDMA.

                                     PART I

ITEM 1. Description of Business

Company Overview

      Grupo Iusacell, S.A. de C.V. ("Iusacell" or the "Company") is the second largest wireless telecommunications company in Mexico, owning and operating the "A" Band cellular concessions in four contiguous regions in central Mexico. These regions include Mexico City, one of the world's most populous cities, and the cities of Guadalajara, Puebla, Veracruz, Leon, Acapulco and San Luis Potosi, and combined represent approximately 66.1 million POPs or 70% of Mexico's population. In May 1998, Iusacell launched CDMA digital service in the Mexico City area of Region 9 and expects to extend this service to the rest of Region 9 and the other three contiguous regions by early 1999. Also in May 1998, the Company won auctions for PCS (1.9 GHz) concessions in two additional regions in northern Mexico. The Company expects to launch service in these regions by the first quarter of 1999. These new regions include the cities of Monterrey and Tijuana, and combined represent approximately 10.6 million POPs or 11% of Mexico's population.

      The Company had a total of 400,123 cellular subscribers at December 31, 1997, and an average monthly cellular revenue per subscriber during the last quarter of 1997 of Ps.459 (approximately U.S.$57). In addition to its core cellular services, the Company also provides a wide range of other telecommunications services including long distance, paging, local telephony and data transmission. See "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations" and "--Cellular Services" and "--Other Services."

      In February 1997, Bell Atlantic Corporation, a diversified telecommunications company, through certain of its subsidiaries (together with Bell Atlantic Corporation, "Bell Atlantic"), assumed control of the Board of Directors and management of Iusacell. Bell Atlantic has invested approximately U.S.$1.1 billion since 1993 for its 42.0% economic interest in the Company. Prior to 1997, Bell Atlantic participated substantially in the financial and technological operations of the Company. In February 1997, Bell Atlantic appointed a new Iusacell management team, which has assumed control of Iusacell's operations, including marketing, distribution and customer service, and has developed, and is in the process of implementing, a comprehensive operating and strategic plan.

      The new management team at Iusacell is able to draw extensively upon Bell Atlantic's expertise in the development and implementation of the Company's new operating strategy. Iusacell's Chief Executive Officer is also President of Bell Atlantic's international wireless operations and has significant experience with Bell Atlantic's wireless operations in the United States. The Company's Chief Operating Officer was formerly the Chief Financial Officer of Iusacell and has 30 years of experience with Bell Atlantic in a variety of operating and financial roles. Iusacell's current Chief Financial Officer has 14 years of experience with Bell Atlantic. In June 1997, the Company appointed as its Director General a Mexican citizen with extensive experience in multinational operations, who most recently had been the managing director of the Mexican cellular company which operates the "A" Band cellular concessions in two contiguous northern regions. The new management team is supported by other personnel from Bell Atlantic.

Bell Atlantic Relationship

      Since making its initial investment in the Company in late 1993, Bell Atlantic has become increasingly involved in the management and operations of Iusacell. From late 1993 through February 1997, Bell Atlantic participated substantially in the financial and technological operations of the Company. Today, Bell Atlantic personnel seconded to Iusacell and Bell Atlantic consultants are integrally involved in managing the day-to-day operations and defining and implementing the long-term strategy of Iusacell. In particular, Bell Atlantic seconded employees are now directing the Company's marketing, distribution, customer service and financial operations.

      In November 1993, Bell Atlantic invested U.S.$520.0 million in exchange for a 23.2% equity interest in Iusacell. Following completion of the Company's initial public offering in June 1994, Bell Atlantic purchased for U.S.$520.0 million an additional interest in the Company. As a result of these transactions, Bell Atlantic owned shares representing 41.9% of the economic interest of Iusacell and 44.3% of the voting rights relating to the Company's common stock.

      In February 1997, Bell Atlantic assumed control of the Board of Directors and management of Iusacell from the Peralta Group. The Peralta Group, however, still retains 52.3% of the voting stock of the Company and certain veto rights. In February 1997, Bell Atlantic also converted U.S.$32.9 million of debt into equity, committed to provide the Company up to U.S.$150.0 million of subordinated convertible debt financing and granted the Peralta Group put options with respect to all outstanding shares of the Company held by the Peralta Group. See "Item 13--Interest of Management in Certain Transactions" and "Item 4--Control of Registrant." As a result of these transactions, Bell Atlantic currently owns approximately 42.0% of the economic interest of Iusacell and approximately 44.6% of the Company's voting rights. Bell Atlantic consolidates Iusacell's financial results for financial reporting purposes. See "Item 4--Control of Registrant" and "Item 10--Directors and Officers of Registrant."

      Bell Atlantic is one of the largest telecommunications companies in the world, with extensive participation in and knowledge of the wireless telecommunications business. In August 1997, Bell Atlantic Corporation and NYNEX Corporation, two of the original seven Regional Bell Operating Companies formed as a result of the divestiture of American Telephone and Telegraph Company ("AT&T") in 1983, completed their merger to form the new Bell Atlantic. Bell Atlantic now provides local exchange telephone service in 12 states and the District of Columbia in a region in the northeastern United States stretching from Maine to Virginia that encompasses 64 million people and 25 million households, utilizing more than 40 million access lines and employing more than 140,000 people. Bell Atlantic is also one of the world's largest wireless telecommunications companies, with more than 7 million attributable customers in its cellular and PCS operations in 25 states in the United States and in its six international wireless investments in Latin America, Europe and Asia. In its wireless markets, Bell Atlantic has emphasized the delivery of high-quality customer service through customer service centers, call centers and an extensive distribution system. Bell Atlantic had operating revenues and net income of approximately U.S.$30.2 billion and U.S.$2.5 billion, respectively, for the fiscal year ended December 31, 1997 and total assets of approximately U.S.$54.0 billion at such date. Bell Atlantic is a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Reports and information filed by Bell Atlantic with the Securities and Exchange Commission (the "Commission") may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Office at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

Competitive Strengths

      Large Subscriber Base

      Iusacell has built a base of 400,123 cellular subscribers at December 31, 1997, including both "contract" and "prepay" subscribers. Approximately 50% of that cellular subscriber base consists of customers who purchase cellular services pursuant to fixed term contracts with the Company. The Company believes that these customers seek the convenience of uninterrupted mobile cellular service and access to high quality customer service and are willing to pay a monthly fee for the choice of value-added services such as call waiting, 911, short messaging service and caller identification. Customers who purchase cellular services in advance through prepay calling cards represent the remaining 50% of Iusacell's cellular customers. The prepay subscribers are attractive to the Company due to their higher average per minute airtime charges, lower acquisition costs and the absence of billing costs, credit concerns and collection risk. The Company's large customer base allows Iusacell to cross-sell its services to over a half a million existing customers through a "one-stop-shopping" approach.

      Proven Bell Atlantic Expertise

      Iusacell has begun the implementation of a broad strategic and operating plan modelled upon Bell Atlantic's wireless success in the United States and Europe. Bell Atlantic is one of the largest cellular operators in the United

States, serving more than 5.0 million subscribers along the East Coast and in the Southwest. Bell Atlantic also has substantial investments in other wireless telecommunications companies, including PrimeCo Personal Communications L.P. in the United States, Omnitel Pronto Italia S.p.A. in Italy, Eurotel Praha S.R.D. in the Czech Republic, Eurotel Bratislava S.R.D. in the Slovak Republic, STET Hellas in Greece and Excelcomindo in Indonesia. Iusacell believes that Bell Atlantic's extensive experience in the development and implementation of marketing programs designed to promote substantial subscriber growth will provide the Company with a significant competitive advantage in the Mexican cellular market.

      Significant Brand Equity

      The Company believes that its call quality, customer care and accurate billing contribute to its strong, favorable brand awareness. In order to maximize brand equity, management has consolidated its brand names under the single, well-recognized IUSACELL Digital brand name.

      State-of-the-Art Technological Platform

      Iusacell has an existing integrated network infrastructure that serves as the backbone for its core cellular business and provides a platform for bundled product offerings, such as long distance, paging and other telecommunications services. With the benefit of Bell Atlantic's expertise, the Company has invested in digital switching systems, dedicated microwave links, cell sites and other network infrastructure. The Company has a network of five cellular switches, 275 cell sites and 57 repeaters, which covers approximately 70% of the Company's total POPs. In December 1997, Iusacell signed an agreement with subsidiaries of Lucent Technologies, Inc. (collectively, "Lucent") for the replacement of Iusacell's existing analog network with Lucent analog and CDMA network equipment. This replacement began in February 1998 and is expected to be completed by early 1999.

      Nationwide Geographic Coverage

      The Company runs and operates cellular concessions in four contiguous regions in Central Mexico. These regions include Mexico City, the nation's economic and political capital, and other parts of the country with high concentrations of industry, tourism and agriculture. In May 1998, the Company won auctions for PCS (1.9 GHz) concessions in two additional regions in northern Mexico which include the cities of Monterrey and Tijuana. The Company's cellular geographic footprint covers 66.1 million POPs, with total Covered POPs of 46.3 million; the two northern concessions add 10.6 million POPs to this footprint.

      Experienced Management Team

      The four senior members of the new management team appointed by Bell Atlantic have an aggregate of 66 years of experience in the telecommunications industry. Individually, the Company's operating managers have established track records of producing subscriber growth, penetrating new markets and developing new telecommunications product offerings. Iusacell's management team is complemented by experienced Bell Atlantic telecommunications executives and consultants.

Business Strategy

      Iusacell's new management team has developed, and is in the process of implementing, a comprehensive operating and strategic plan primarily focused on increasing Iusacell's subscriber base, subscriber usage, revenues and profitability in its core wireless businesses. This strategic plan incorporates the following key elements:

      New Product Offerings and Sales Force Incentives

      Iusacell has introduced new product and pricing packages targeted both at high-usage contract customers, who favor value-added products, and at low-usage prepay customers. The Company considers its contract customers to be particularly receptive to bundled product offerings that include long distance, paging, and other telecommunications services. In addition, with the digitalization of the Company's network, the Company is considering marketing its cellular services to customers for use in a limited geographic zone. In May 1997, the Company's sales force compensation plan was overhauled to be largely performance based and to reward the sales of value-added products as well as any migration of qualified prepay customers to contract plans.

      Enhanced Distribution

      Iusacell has improved the distribution of its products based upon the Bell Atlantic model which emphasizes consistent, standardized merchandising through a well-balanced mix of company-owned stores and independent distributors conveniently located throughout the Company's operating regions. By the end of 1999, the Company intends to have significantly increased the number of Iusacell-owned and operated customer service centers, incorporating a new, uniform store design.

      At December 31, 1996, Iusacell had 228 points of distribution. This number more than quadrupled to 918 by December 31, 1997. In 1997, the Company opened 17 new customer service centers and, at December 31, 1997, the Company owned and operated 74 customer service centers. In 1998, the Company plans to open 22 new customer service centers and refurbish the majority of its owned and operated centers. In March 1997, Iusacell signed a contract with Precel, formerly one of the largest distributors for the Company's competitor, adding 75 locations, thereby increasing Iusacell's total points of sale in Mexico City by over 40% and reducing the competition's distribution presence. Iusacell plans to enter into agreements with other distributors to further increase its points of sale.

      Digital Network; Capacity and Coverage Improvements

      In December 1997, Iusacell signed an agreement with subsidiaries of Lucent Technologies, Inc. for the replacement of Iusacell's existing analog network with Lucent analog and CDMA network equipment. This replacement began in February 1998 and is expected to be completed by early 1999. In addition, as part of its strategy to improve customer satisfaction, the Company added 57 cell sites and 21 repeaters in 1997 and plans to augment capacity further by adding more than 80 cell sites and 9 repeaters in 1998.

      Nationwide Footprint

      In May 1998, the Company won auctions for PCS (1.9 GHz) concessions in two regions in northern Mexico. The Company expects to launch service in these regions by not later than the first quarter of 1999. These new PCS concessions, together with the cellular concessions the Company owns and operates in four contiguous regions in central Mexico, will allow the Company to provide service to regions encompassing approximately 76.7 million POPs or 81% of Mexico's population.

      Revitalized Customer Service

      Iusacell's marketing strategy emphasizes proactive and timely customer service. The Company utilizes welcome packages, customer satisfaction calls, Executive Blue Chip programs for corporate customers and customized billing to communicate its commitment to its customers. Iusacell's customer service centers offer "one-stop-shopping" for cellular, long distance, paging, local telephony and data transmission services as a convenience to its customers. In addition, in early 1998, the Company opened two call centers that will provide more automated and efficient service to customers through the use of state-of-the-art software and rigorous customer service training. These call centers will, by the end of 1998, consolidate the activities currently provided in six call centers. Iusacell also continues to focus on reducing its fraud rate, as evidenced by its deployment of CDMA technology with its proven encryption benefits. The Company has implemented other fraud prevention measures, including the introduction of authenticated handsets, fraud detection systems and fingerprinting for analog signals, the investigation of cloning activities and restrictions on international long distance dialing. In late 1997, Iusacell also installed a new prepay operating system in Region 9 which has improved customer satisfaction through automated card activation and account information and through provision of voice messaging and other value-added services, and has lowered the cost of support for prepay services.

      Realignment of Organizational Structure

      Iusacell has consolidated its business divisions in order to increase operating efficiencies, to facilitate cross-marketing of services and to reduce duplicative costs. Overall headcount was reduced by approximately 17% in 1997 with the elimination of over 350 positions not directly associated with sales and distribution. Furthermore, the Company has consolidated corporate activities previously conducted at five separate locations in a new headquarters.

      Redesigned Brand Image and Promotional Campaigns

      In 1997, Iusacell launched its newly designed brand logo and product packages with a new advertising campaign targeted at higher usage customers. For the first time, all product offerings were marketed under the single, well-recognized IUSACELL brand name. In anticipation of the digitalization of Iusacell's network and product offerings, in February 1998 the IUSACELL brand name was reinaugurated as IUSACELL Digital. As a result, the Company expects to increase brand awareness and customer loyalty, thereby increasing usage in its addressable market.

      Local Telephony Service Offerings

      Iusacell has historically provided local telephony in Mexico on a limited basis through a mobile nationwide IMTS radiotelephony network and through both rural and public cellularbased telephony programs. The Company also has approximately 17,000 customers who participate in a trial of local wireless service in the 450 MHz frequency band, which the Company began in 1994. The Company plans to expand its 450 MHz service or pursue other alternatives for the provision of local telephony on a larger scale, such as limited zone product offerings in the 800 MHz (cellular) or 1.9 GHz (PCS) frequency bands using digital technology that permits mobility or fixed products offerings in such bands. See "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations--Local Telephony in the 450 MHz Frequency Band."

      Price Leadership for Cellular Service

      The Company has attempted to exercise price leadership in the Mexican cellular market, with a strategy of having its prices keep pace with inflation, if economic and competitive conditions permit. In April 1997, Iusacell announced a weighted average increase of 15% for the per minute airtime price on its contract and prepay plans and in May 1997 announced a weighted average increase of 8.3% for the fixed monthly charge on all its contract plans. However, airtime prices were adjusted downward by 4.6% on a weighted average basis in October 1997; and, in response to pricing actions by Telcel and as a means of boosting traffic volumes and ultimately average revenue per subscriber, the airtime price for incoming calls was reduced by 25%-50% for all contract plans. Airtime prices were also reduced 1.0% for one contract plan in November 1997.

      In late March 1998, the Company announced a weighted average increase of 7.9% and 13.6% for the per minute airtime price on its contract and prepay plans, respectively. Telcel did not follow the contract plan increase and only partially followed the prepay plan increase, leading in May 1998 to a full rollback in two steps of the contract plan prices and a partial rollback of prepay plan prices, leaving only a 9.9% increase in prepay airtime charges.

The Telecommunications Industry in Mexico

      Market Liberalization

      The Mexican government initiated its efforts to liberalize the telecommunications industry in 1989, dividing Mexico into nine geographic regions for the provision of cellular service. In order to provide an alternative for cellular customers, two concessions were granted in each region, one to Radiomovil Dipsa, S.A. de C.V. ("Telcel"), the cellular subsidiary of Telefonos de Mexico, S.A. de C.V. ("Telmex"), the former state telephone monopoly, and the other to an independent operator. In addition, Telmex was required to interconnect all cellular operators to its network in an effort to facilitate competition.

      In December 1990, the Mexican government initiated the privatization of Telmex, then the sole provider of landline local, long distance and "B" Band cellular services, when it sold 20.4% of the equity and 50.1% of the voting power in Telmex to a private consortium for U.S.$1.76 billion. The winning consortium consisted of Grupo Carso, S.A. de C.V., a Mexican conglomerate which owns or otherwise controls a majority of the consortium's voting interest, SBC Communications Inc. and France Telecom S.A. Subsequent to the original privatization, the Mexican government further reduced its holdings in Telmex through additional transactions and has now substantially completed the privatization process.

      Telcel obtained the "B" Band cellular concession in each of the nine cellular regions and is therefore Mexico's largest cellular operator. The "A" Band concession holders and the regions in which they serve are: (i) Baja Celular, S.A. de C.V. in Region 1; (ii) Movitel del Noroeste, S.A. de C.V. in Region 2; (iii) Telefonia Celular de Norte, S.A. de C.V. in Region 3; (iv) Celular de Telefonia, S.A. de C.V. in Region 4 ; (v) Portatel del Sureste, S.A. de C.V. in Region 8; and (vi) subsidiaries of the Company in Regions 5, 6, 7 and
9. Motorola, Inc. is a controlling or significant shareholder in the aforementioned five non-Company concession holders. Telcel is the sole competitor for each "A" Band cellular company.

      In connection with the privatization of Telmex in 1990, the Mexican government granted Telmex a concession to provide public domestic and international long distance telephone service with an exclusivity period of six years. In August 1996, the exclusivity period expired, and full open competition commenced in January 1997. A presubscription balloting process has been conducted in Mexico's 100 largest cities, covering 80% of Mexico's total POPs, to enable customers to choose a long distance provider.

      The SCT has granted 15 long distance concessions, only seven of which are currently in operation. Long distance concessionaires include, among others, Alestra S. de R.L., in which AT&T is a shareholder; Avantel, S.A. de C.V., in which MCI Communications Corporation ("MCI") is a shareholder; Miditel, S.A. de C.V., in which Korea Telecom is a shareholder ("Miditel"); Telinor, S.A. de C.V. ("Telinor"), in which The Bell Telephone Company of Canada ("Bell Canada") is a shareholder; and Iusatel, S.A. de C.V. ("Iusatel"), a subsidiary of Iusacell. Each concession has a nationwide scope and a thirty-year term and authorizes domestic and international long distance services and value-added services, including voice and data transmission services.

      The Mexican government has also initiated the liberalization process for competition in local telephony service. Accordingly, the SCT has already granted three concessions for wireline local telephone service. In May 1998, the COFETEL-organized auctions for spectrum in the 450 MHz, 1.9 GHz (PCS) and 3.4-3.7 GHz (Ionica) frequency bands for local wireless service concluded. Four companies won nationwide concessions in the Ionica frequencies: Telmex; Telinor; a Miditel affiliate; and Servicios Profesionales de Comunicacion, S.A. de C.V., a TV Azteca, S.A. de C.V. and Elektra, S.A. de C.V. affiliate ("SPC"). Three companies won nationwide concessions in the 1.9 GHz (PCS) frequencies: SPC won the 30MHz PCS-A Band auction on a nationwide level; a consortium of QUALCOMM Incorporated and a Televisa, S.A. de C.V. affiliate won a mix of 30MHz PCS-B Band and 10MHz PCS-E Band concessions across all nine regions; and Telcel won the 10MHz PCS-D Band auction on a nationwide level. Moreover, a Miditel affiliate, an Iusacell affiliate and Grupo Hermes, S.A. de C.V. won auctions for seven of the remaining nine PCS-B Band and PCS-E Band properties. Formal concessions are expected to be issued by the end of 1998. Each concession is expected to have a twenty-year term and authorize mobile and fixed wireless service and other value-added services.

      Growth Opportunities

      Underserved Telephony Market. The Company believes that there is substantial unmet demand for telephone service in Mexico as demonstrated by the relatively low level of wireline and cellular penetration and the long customer wait for landline service. According to the International Telecommunications Union ("ITU"), an agency of the United Nations, as of December 31, 1995, there were approximately 9.6 lines per 100 inhabitants in Mexico, which is lower than the teledensity rates in certain other Latin American countries and substantially lower than those in developed countries such as the United States. The ITU forecasts that Mexican teledensity will reach 14.6 lines per 100 inhabitants by the end of the year 2000.

      The following table presents, for major Latin American countries and the United States, telephone lines in service per 100 inhabitants as of December 31, 1995.

                        Selected Telephone Penetration

                                                            Lines in service per
Country                                                      100 inhabitants(1)
-------                                                      ------------------

United States...............................................      62.6
Uruguay.....................................................      19.6
Argentina...................................................      16.0
Chile.......................................................      13.2
Venezuela...................................................      11.1
Colombia....................................................      10.0
Mexico......................................................       9.6
Brazil......................................................       7.5
Peru........................................................       4.7

----------
(1) Source: International Telecommunications Union--World Telecommunications Development Report 1997.

      Expected Recovery in Consumer Spending. The Company saw consumer spending recover in 1997 following the 1995-1996 economic crisis in Mexico. According to WEFA forecasts, GDP growth is expected to be 4.4% and 3.4% in 1998 and 1999, respectively. With GDP per capita expected to increase during this period based on an annual population growth rate of 1.8% (as forecasted by WEFA), the Company anticipates increased demand for its services.

      Changing Competitive Dynamics

      The Company's cellular competitor is Telcel, a wholly owned subsidiary of Telmex, which holds the "B" Band cellular concessions in all nine regions of Mexico. The Company believes that Telmex faces increasing competition, especially in the long distance market, which was fully opened to competition in January 1997, and in local telephony upon the introduction of service by the new local telephony concessionaires beginning in late 1998. Telmex's major long distance competitors include two joint ventures in which AT&T and MCI are the strategic partners. Telmex's major local telephony competitors will include Telinor, in which Bell Canada is the strategic partner, and SPC, a Mexican company whose affiliates have strong distribution and marketing capabilities.

      In late 1995, the Company brought a suit charging Telmex with unlawfully cross-subsidizing Telcel's cellular phone operations. The Company believes that the increased competition in both the long distance and local markets will hinder Telmex's ability to continue to cross-subsidize Telcel. See "Item 3--Legal Proceedings."

Cellular Services

      History and Overview

      Iusacell's predecessor became the first Mexican provider of cellular telecommunications services in 1989, when it commenced operation of the "A" Band cellular network in Region 9. Through a series of transactions from 1990 to 1994, Iusacell acquired 100% beneficial ownership interests in the entities which hold the "A" Band cellular concessions in Regions 5, 6 and 7. These regions cover a contiguous geographic area in central Mexico, which allows Iusacell to achieve certain economies of scale.

      Iusacell's regions cover a variety of industries. Region 9 includes Mexico City, which has the greatest concentration of service and manufacturing industries and is also the center of Mexico's public and financial services sectors. Region 5 includes Guadalajara, Mexico's second largest city and the commercial and service center of western Mexico. Region 6 includes Leon and San Luis Potosi and has historically been dominated by the agricultural sector, although it has recently begun to develop as an automobile manufacturing center. Region 7 includes Puebla, Veracruz, Acapulco and Oaxaca and contains major operations of the Mexican petrochemical industry and significant tourism industry resorts and attractions.

      Subscribers and System Usage

      As of December 31, 1997, Iusacell had a total of 208,760 cellular subscribers in Region 9. Of this number, 53.1% were contract plan subscribers and 46.9% were prepay customers. According to Company customer profiles, professionals comprise a large portion of its Region 9 cellular subscriber base. The Company offers a number of value-added services designed specifically to fulfill the demands of this important group of contract subscribers. For example, Iusacell offers secretarial services and provides English-speaking operators to serve the large English-speaking market in Region 9. The Company also provides financial news reporting, emergency services, entertainment information, reservations services and sports reports. The Company believes that these value-added services help increase contract subscriber usage and also enhance Iusacell's market image as a full service cellular provider. Furthermore, the Company also believes that a strong distribution network is necessary in order to develop and sustain a significant presence in this important market. The Company believes it has particularly strengthened its competitive position in Region 9 by entering into a distribution contract with Precel, which increased the Company's number of independent distributors in Region 9 by 40%. See "--Marketing Strategy--Distribution."

      As of December 31, 1997, Iusacell had a combined total of 191,363 cellular subscribers in Regions 5, 6 and 7. Of this number, 46.4% were contract plan subscribers and 53.6% were prepay customers. The Company believes that its subscriber base in these regions consists of subscribers engaged in a variety of occupations. Due to the lower landline penetration outside of Region 9, the subscriber base in Regions 5, 6 and 7 includes a number of users who purchase cellular services as a principal means of telecommunications. Compared to Region 9, the marketing programs in these regions have focused more on the benefits inherent in basic cellular service, such as mobility and convenience, than on the benefits that value-added services provide. Although few value-added services are currently being offered to contract subscribers, Iusacell is evaluating the feasibility of offering a broader range of value-added services similar to those offered to its contract subscribers in Region 9.

      The table below sets forth information regarding the cellular subscriber base for Region 9 and for Regions 5, 6 and 7 combined at the dates or for the periods indicated.

                     Selected Cellular Subscriber Base Data

                                               Year Ended December 31,
                                        ---------------------------------------
                                           1995           1996         1997
                                         ----------    ----------    ----------
Region 9
Total POPs (in millions) ...............       23.8          24.3          24.9
Covered POPs (in millions) .............       20.3          22.1          22.3
Percentage of population covered .......       85.3%         91.0%         89.6%
Subscribers(1):
  Contract .............................    129,099        92,085       110,779
  Prepay ...............................      1,399        38,233        97,981
                                         ----------    ----------    ----------
      Total ............................    130,498       130,318       208,760
"A" Band penetration(2) ................       0.55%         0.54%         0.84%
Average monthly MOUs per subscriber(3) .        154           133           122
Nominal average monthly cellular revenue
  per subscriber(4).....................    Ps. 469       Ps. 496       Ps. 585

                                               Year Ended December 31,
                                        ---------------------------------------
                                           1995           1996         1997
                                         ----------    ----------    ----------

Nominal average monthly cellular revenue
  per subscriber(5).....................      U.S.$73      U.S.$65      U.S.$72


Regions 5, 6 and 7 Combined
Total POPs (in millions) ...............         39.7         40.3         41.2
Covered POPs (in millions) .............         20.0         23.4         24.0
Percentage of population covered .......         50.4%        58.1%        58.7%
Subscribers(1):
  Contract .............................       79,703       67,059       89,185
  Prepay ...............................           --       35,529      102,178
                                           ----------   ----------   ----------
      Total ............................       79,703      102,588      191,363
"A" Band penetration(2) ................         0.20%        0.25%        0.46%
Average monthly MOUs per subscriber(3) .          117           94           75
Nominal average monthly cellular revenue
  per subscriber(4) ....................      Ps. 457      Ps. 481      Ps. 395
Nominal average monthly cellular revenue
  per subscriber(5).....................      U.S.$71      U.S.$63      U.S.$49

----------

(1) The 1996 and 1997 breakdown between contract and prepay subscribers has been restated as a result of a change in categorization: public telephony subscribers, which had previously been categorized as contract subscribers, are now categorized as prepay subscribers.
(2) "A" Band penetration represents the end of period "A" Band subscribers divided by the end of period POPs.
(3) Average monthly MOUs per subscriber is calculated by dividing the total MOUs for the respective period by the average number of subscribers for such period and dividing the resulting quotient by the number of months in such period.
(4) Nominal average monthly cellular revenue per subscriber is calculated by dividing the total cellular service revenue for the respective period (in nominal Pesos) by the average number of subscribers for such period and dividing the resulting quotient by the number of months in such period.
(5) Calculated as described in Note (3) above, converted to U.S. dollars using the Noon Buying Rate for the relevant period. See "Item 8--Selected Financial Data--Exchange Rates."

      Contract Churn

      Contract churn measures both voluntarily and involuntarily disconnected subscribers. The Company calculates contract churn for a given period by dividing, for each month in that period, the total number of contract subscribers disconnected in such month by the number of contract subscribers at the beginning of such month and dividing the sum of the resulting quotients for all months in such period by the number of months in such period. Voluntarily disconnected subscribers encompass subscribers who choose to (i) no longer subscribe to cellular service, (ii) become a prepay customer of the Company or
(iii) obtain cellular service (either on a contract or a prepay basis) from the Company's competitor. Involuntarily disconnected subscribers encompass customers whose service is terminated after failing to meet the Company's payment requirements. The Company believes that a significant part of its contract churn in 1996 and the first half of 1997 was due to customers switching from its contract plans to a prepay program. Following the introduction of Telcel's prepay program in February 1996, the Company commercially launched its own prepay plan in June 1996 in order to attract, service and retain subscribers.

      Prepay Turnover

      Currently, a prepay customer is no longer considered a customer of the Company when 60 days have elapsed since the customer purchased and activated, or added credit to, his or her last prepay card. The customer's telephone number is then deactivated, and he or she is considered to have turned over. The Company's current prepay customers who want to continue to have cellular service must choose to (i) continue to be prepay customers of the Company by purchasing another card, (ii) become contract customers of the Company or (iii) become customers (either on a contract or a prepay basis) of Telcel. Due to the higher turnover among its prepay customers, the Company is attempting to migrate its qualified prepay customers to contract plans, where customer loyalty and retention have been historically higher. The Company is evaluating different methods of determining turnover, as the current method is dependent upon, among other things, the number of days of use the Company permits before expiration of prepay cards (currently 60 days but will increase to 90 days upon migration of all prepay customers to the new prepay operating system). Iusacell has installed a new prepay operating system in Regions 9 and 5 (which will also be installed in Regions 6 and 7 by the end of the third quarter of 1998) which the Company expects will better track those customers who turn over. This new operating system, together with initiatives to increase the number of distribution points for prepay cards, improve customer care and otherwise improve the convenience of the Company's prepay program, has enhanced the Company's ability to add and retain prepay customers.

      Roaming

      Iusacell offers its contract cellular subscribers nationwide and international service via roaming agreements. Subscribers can make calls from any location in Mexico served by an "A" Band cellular operator, and can receive any call made to the subscriber's number ("automatic call delivery") regardless of the region in Mexico in which such subscriber is located. Iusacell also provides cellular services to all subscribers of other non-wireline cellular operators in Mexico while such subscribers are temporarily located in a region served by Iusacell.

      An operator (a "host operator") providing service to another operator's subscriber temporarily located in its service region (an "in-roamer") earns usage revenue. Iusacell bills such other operator (the "home operator") of an in-roamer for the in-roamer's usage. In the case of roaming by a Iusacell subscriber in the region of a host operator (an "out-roamer"), Iusacell is billed by the host operator for the subscriber's usage. Iusacell remits the billed amount to the host operator and bills its own customer, the out-roamer, without any markup. As a result, Iusacell retains the collection risk for roaming charges incurred by its own subscribers. Conversely, roaming charges billed by Iusacell for in-roaming usage by subscribers of other non-wireline operators are the responsibility of those operators. Roaming charges between non-wireline operators are settled monthly. Interconnection charges owed to Telmex and long-distance charges owed to the carrier as a result of roaming are the responsibility of the host operator. In addition to higher per minute charges for airtime (as compared to home region rates), the host operator is entitled to receive a fee for each day roaming service is initiated. During 1997, in-roaming fees and usage revenue represented 3.9% of Iusacell's total revenues. Out-roaming charges represented 5.2% of Iusacell's total revenues.

      Iusacell has signed over 60 agreements with United States and other foreign operators to provide its subscribers with international roaming capabilities. These operators include Bell Atlantic Mobile, AT&T Wireless, BellSouth Mobility, Rogers Cantel and AirTouch Communications. Iusacell is continually reviewing opportunities to enter into agreements with other cellular operators to expand its international roaming capabilities. In addition, Iusacell provides, through the National Automatic Cellular Network, automatic call delivery throughout most of the United States (including Puerto Rico) and Canada, whereby Iusacell subscribers may receive telephone calls from Mexico without the caller having to dial access codes.

PCS Services

      In May 1998, Iusacell won auctions for PCS (1.9 GHz) concessions in Regions 1 and 4 in northern Mexico. These two regions include the cities of Monterrey and Tijuana, and combined represent approximately 10.6 million POPs or 11% of Mexico's population. The Company expects to launch service in these regions by the first quarter of 1999.

Long Distance Services

      In August 1996, Iusacell became one of Telmex's first competitors in long distance service when Iusacell began to provide long distance services to its cellular subscriber base in Mexico pursuant to the 30-year concession Iusatel was awarded by the SCT on October 16, 1995 (which was modified in February
1998). The Company's competitors in long distance include the 13 other companies granted concessions as well as Telmex, the former long distance monopoly. The Company believes that competition in the Mexican long distance market has stimulated growth in demand for long distance service; as prices dropped approximately 30%, long distance traffic increased nearly 9% in 1997 compared to 1996.

      The Company currently provides long distance service using its own switches and transmission equipment and a combination of fiber optic lines, satellite transmission and lines leased from Telmex. At December 31, 1997, the Company provided long distance service in 60 cities to approximately 430,000 customers, approximately 417,000 of whom were existing customers for the Company's other services. The Company chose not to commit significant marketing resources to the presubscription balloting process among long distance providers in Mexico and as a result fared poorly in initial balloting results. See "--The Telecommunications Industry in Mexico--Market Liberalization".

      The Company's long distance concession provides for certain coverage and technological investment requirements. If the Company does not satisfy such requirements, it could be subject to certain fines and penalties and potentially lose its long distance concession. After evaluating the commercial feasibility of complying with its initial concession, the Company requested that the SCT and the COFETEL modify the terms of such concession to reflect a more rational business plan. In February 1998, the government granted the modification request, authorizing a change in the coverage requirements and increasing flexibility in the choice of transmission technology, thereby significantly reducing the Company's investment requirements. The Company further reduced the capital investment for its long distance business by entering into a fiber optic cable swap agreement in March 1998 with Marcatel S.A. de C.V. ("Marcatel"), a long distance concessionaire, effectively acquiring certain fibers in the long distance fiber optic network Marcatel was building in northern Mexico in exchange for certain fibers in the long distance fiber optic network Iusacell was building in central Mexico. See "--Government Regulation--Concessions and Permits--Long Distance Concession" and "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources--Capital Expenditures."

Other Services

      Paging

      On December 14, 1995, the Company and Infomin formed Infotelecom as a joint venture to market national and international paging services. The Company owns 51% of Infotelecom, while Infomin owns the other 49%. Infomin has a concession, which expires on July 20, 2009, to provide nationwide paging services in Mexico. Under the Infotelecom joint venture agreement, Infomin is obligated to contribute this concession to Infotelecom. Due to restrictions on foreign ownership under the paging concession, however, Infomin cannot contribute its paging license to the joint venture so long as Bell Atlantic continues to control the management of Iusacell and the Company continues to hold more than 49% of the voting shares of Infotelecom.

      Pursuant to a marketing agreement that the Company has entered into with Infomin, Infotelecom has the right to market national paging services on behalf of Infomin, and Infotelecom is required to make monthly payments to Infomin equal to 5% of all gross revenues for the preceding month. This payment represents the amount which Infomin as the concession holder must pay the SCT for the right to provide paging services.

      Infotelecom began marketing paging services in August 1996 and service is now provided in 17 cities, including Mexico City, Guadalajara, Monterrey, Puebla, Cuernavaca, Toluca, Queretaro, Leon and Ciudad Juarez. Infotelecom plans to expand the marketing of paging services to 27 cities by the end of 1998. The Company plans to take advantage of its existing cellular network and of its operating and administrative resources in order to achieve cost efficiencies in the provision of paging services. As of December 31, 1997, Infotelecom had 14,220 paging customers.

      Under the joint venture agreement, the Company and Infomin valued the Infomin paging concession at U.S.$10.5 million, and the Company agreed to fund the first U.S.$10.5 million of Infotelecom's cash requirements before Infomin would be required to make pro rata cash contributions. The Company and Infomin have not yet agreed on the appropriate manner in which to capitalize Infotelecom. As a result, the Company has been funding the joint venture by means of loans. As of December 31, 1997, the Company had loaned Infotelecom approximately Ps.86.4 million (U.S.$ 10.7 million) to fund capital expenditures and operating losses. In the event the Company determines, independently or jointly with Infomin, to abandon or liquidate the Infotelecom joint venture, there can be no assurance as to how much, if any, of such loaned amounts Iusacell would be able to recover.

      Local Telephony

      Iusacell operates a mobile nationwide IMTS radiotelephone network in the 440-450 MHz, 485-495 MHz and 138-144 MHz frequency bands, providing local radiotelephone services to commercial and noncommercial customers across Mexico. As of December 31, 1997, Iusacell had 593 IMTS radiotelephone subscribers with average monthly billings of approximately Ps.250 (U.S.$31) per customer. Due to the substitutability of cellular service for IMTS service, Iusacell is negotiating the cessation of IMTS service and the migration of IMTS subscribers to cellular service or local telephony services with the SCT and the COFETEL.

      The Company also operates public and rural telephony programs, utilizing available cellular capacity. These programs provide telecommunications services through cellular telephones in phone booths, intercity buses and rural areas. The provision of services in this way fulfills the terms of the Company's concessions for the provision of cellular telephone service and utilizes the Company's cellular network to provide telecommunications coverage in areas with little or no basic service. As of December 31, 1997, Iusacell had 6,956 cellular telephones in service under its public and rural telephony programs.

      As of December 31, 1997, Iusacell was providing, on a trial basis pending approval from the SCT, local wireless service in the 450 MHz frequency band to 17,228 customers in selected markets in Region 9. The Company believes that there is substantial unmet demand for telephone service in Mexico as demonstrated by the relatively low level of residential, business line and cellular penetration and long customer wait for landline service. See "--The Telecommunications Industry in Mexico--Growth Opportunities". Iusacell has developed a rate plan for local wireless service in the 450 MHz frequency band which, while differing in some respects from the plan used by Telmex, would result in a target revenue range which approximates a typical Telmex customer's monthly bill.

      The Company has experienced substantial delays in obtaining the SCT's approval of its technical and economic plans for local wireless service in the 450 MHz frequency band. However, on June 10, 1997, the SCT and the Company reached agreement on a process by which the Company could obtain a concession issued and recognized by the SCT to provide local wireless service in the 450 MHz frequency band. Under this agreement, Iusacell would convert and consolidate certain of its existing concessioned radiotelephony frequencies into 450 MHz spectrum in Regions 4, 5, 6, 7 and 9 and would have a right of first refusal to acquire the concessions to provide local wireless service over such frequencies at prices derived from the prices of the winning bids in the auctions for 450 MHz and 1.9 GHz (PCS) frequency bands concluded in May 1998. These auctions yielded a right of first refusal exercise price estimated at U.S.$2.25 million for all five regions. The Company is currently studying whether to exercise its right of first refusal.

      As a result of the delays experienced by the Company and the uncertainty relating to the Company's ability, at a commercially acceptable cost, to implement full scale local wireless service in the 450 MHz frequency band, the Company is exploring alternatives for providing local telephony services, such as limited zone wireless services in the 800 MHz (cellular) or 1.9 GHz (PCS) frequency bands deploying digital technology that permits mobility or fixed wireless services over such bands. If the Company were to determine that it would be preferable to pursue such an alternative rather than to continue to pursue local wireless service in the 450 MHz frequency band, such alternative could require the acquisition of concessions, other regulatory approvals and the payment of substantial fees, and the Company would record substantial non-cash losses in writing off assets relating to its 450 MHz local wireless service. See "--Government Regulation--Concessions and Permits--Local Telephony" and "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations--Local Telephony in the 450 MHz Frequency Band."

      In expanding its local telephone services, the Company plans to capitalize on synergies between its mobile wireless and local wireless services, utilizing its existing cellular network and anticipated PCS (1.9 GHz) network for connections with the local subscribers' premises. Furthermore, the Company believes that local wireless service requires a lower infrastructure investment per line than landline service.

      Iusacell's long distance subsidiary has also applied for a license to provide local wireline service, including dedicated circuits, local switching and data service. While the Company currently does not anticipate that the provision of local wireline service will become a significant part of its services, the Company may provide, on a case-by-case basis, local wireline telephone service as part of its overall provision of telecommunications services.

      Data Transmission

      Iusacell began providing data transmission services in 1993. The Company provides both public and private data transmission primarily using excess capacity in the Company's microwave backbone in its existing cellular network in Region 9, and satellite transmission through Satelitron, S.A. de C.V. ("Satelitron"), a joint venture among the Company, Hughes Network Systems and another partner which provides a shared hub for private networks. The Company provides its data transmission services primarily to the financial services and consumer products industries.

Marketing Strategy

      With the assumption of control by Bell Atlantic, Iusacell has redefined its strategy for achieving profitable growth, particularly in its cellular business. The Company seeks to increase its average monthly revenue per subscriber, increase its cellular subscriber base, decrease the cost of acquiring additional subscribers, reduce contract churn and prepay turnover by improving its marketing efforts to its existing and potential cellular subscribers.

      The Company's subscribers consist of contract and prepay customers who can be classified as high, moderate or low-usage customers. Iusacell is implementing distribution, advertising, customer service support and pricing plans targeted to each specific customer segment.

      Contract Subscribers

      Contract subscribers seek uninterrupted mobile cellular service, including long distance, access to high-quality customer service and the ability to choose among value-added services such as call waiting, *911 service, short message service and caller identification, all for one monthly fee.

      High-usage contract subscribers include corporate customers, professionals, owners of small to medium-sized businesses and other subscribers who have a high need for mobility and who rely on cellular service daily. These subscribers are willing to pay a higher monthly fee in exchange for a large block of free minutes, a lower airtime rate and a full range of value-added services and customer service conveniences. These subscribers are concentrated in the Company's premium plans. The Company is aggressively pursuing customer growth in this segment through targeted marketing and distribution (customer service centers, corporate representatives, direct sales force), advertising campaigns (business and leisure publications, moving billboards) and pricing plans.

      Moderate-usage contract subscribers include some professionals, small business owners and residential customers who use cellular services frequently and require the reliability of a contract plan, but do not generate the monthly MOUs of high-usage contract subscribers. The Company plans to continue to generate revenue from this segment through targeted distribution (customer service centers, direct sales force, distributors), advertising and pricing plans.

      While the Company does not target low-usage contract customers as aggressively as other customers, it provides service options to meet the requirements of this subscriber group. The low-usage contract plan segment consists primarily of residential customers and small business owners who prefer the reliability of contract plan service, but whose usage may not justify the inclusion of various value-added services in the fixed monthly charge. The Company targets this segment through its group of independent distributors and, to some extent, through its commission agents and advertising programs. Three pricing plans are currently offered to meet the needs of low-usage customers.

      Prepay Subscribers

      Since the inception of the Company's prepay plan in 1996, the number of prepay subscribers has grown to represent approximately 50% of Iusacell's subscribers at December 31, 1997. A prepay subscriber can activate a cellular phone at a Company customer service center, purchase a prepaid card with a fixed amount of credit to be used over a period of no more than 60 days, and credit the prepaid card value to the subscriber's account either at a customer service center or by a phone call. Such a customer will have access to cellular service (including long distance, but without roaming capability and limited access to *911 emergency service) until the credit is fully used or until the card expires at the end of 60 days, whichever occurs first. Upon the completion of the migration of Iusacell's prepay customers to the new automated prepay operating system by the fourth quarter of 1998, these 60- day periods will be increased to 90 days.

      The prepay market is composed of customers who typically cannot afford to purchase a contract plan, do not have the credit profile required to purchase a contract plan or seek cellular services for emergency or limited use only. Iusacell believes that prepay plans are attractive to a wide range of cellular customers. In addition to helping customers control costs, a prepay program has no monthly bill and allows customers to prepay for cellular services in cash. Iusacell is now marketing these features to new classes of potential customers.

      Iusacell believes the prepay service offerings provide an opportunity to improve margins because, compared to the average contract plan, prepay plans involve higher average per minute airtime charges, a lower cost to acquire prepay subscribers (principally due to the absence of a handset subsidy) and the absence of billing costs, credit concerns and payment risk. Prepay customers are also potential customers for the Company's other services and products, and the Company intends to focus marketing efforts on migrating qualified prepay customers to higher revenue contract plans. In addition, the Company is exploring new methods to increase minutes of use by its prepay customers. Prepay customers, on average, have substantially lower minutes of use than contract customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per customer.

      Iusacell has installed its new prepay operating system in Regions 9 and 5 and intends to install this new platform in Regions 6 and 7 by the end of the third quarter of 1998. This new operating system allows Iusacell to better track the usage patterns and identity of its prepay subscribers. The new operating system also is expected to improve customer satisfaction through automated reactivation, voice messaging and other value-added services, and to lower the cost of support for prepay services. The new operating system, together with initiatives to increase the number of distribution points for prepay cards, improve customer care and otherwise improve the convenience of the Company's prepay program, has enhanced the Company's ability to add and retain prepay customers.

      Distribution

      Iusacell targets the various segments of its subscriber base through five sales and distribution channels: customer service centers, independent distributors, corporate representatives, a direct sales force and commission sales agents. The Company is aggressively increasing the number of its points of distribution in order to acquire additional subscribers. At December 31, 1997, the Company had 918 points of distribution compared to 228 points of distribution at December 31, 1996.

      Historically, Iusacell's sales force compensation was based largely upon salary and a commission structure which encouraged the sale of prepay cards. Since the assumption of control of the Company by Bell Atlantic, the Company has overhauled its sales compensation plan. The new plan, implemented in May 1997, is designed to motivate the sales force within each distribution channel through monetary incentives. In addition, this new plan will provide training so that the sales force is encouraged to activate profitable and loyal accounts, cross-sell the full line of the Company's service offerings and maintain the Iusacell standards in advertising, promotions and customer service.

      Customer Service Centers. Iusacell has reconfigured each of its customer service centers to offer one-stop-shopping for a variety of cellular, long distance and paging services, as well as accessories. Walk-in customers can subscribe to cellular service contract plans, purchase prepay cards, sign up for long distance service and purchase equipment such as handsets, pagers and accessories. In an effort to maximize customer loyalty, reduce contract churn and prepay turnover and to increase average monthly revenue per subscriber through cross-selling, the Company plans to significantly increase the number of Iusacell-owned and operated customer service centers by the end of 1999, incorporating a new, uniform store design. In 1997, in addition to opening 17 new customer service centers, the Company established ten redesigned prototype customer service centers, which will provide the basis for new and refurbished centers in the future. During 1998, the Company plans to open 22 new customer service centers and refurbish the majority of its existing customer service centers based on the experience gained from the ten prototype locations.

      Independent Distributors. In order to broaden its market, Iusacell maintains relationships with a broad network of 105 exclusive distributors in 844 locations. This includes a new distribution contract with Precel, formerly one of Telcel's largest distributors, to obtain exclusive distribution in 75 locations. The Company's distribution arrangement with Precel increased the number of Company locations in Regions 5, 7 and 9, by 7, 3 and 65 locations, respectively, and significantly reduced Telcel's distribution presence in Mexico City. In order to ensure that Iusacell's standards are maintained at all distribution points, the Company provides assistance to its distributors in training, promotions and advertising and provides information on its customer base to allow the distributors to service the Company's customers effectively.

      Corporate Representatives. To service the needs of its large corporate and other high-usage customers, the Company has created a dedicated corporate sales group, which, at December 31, 1997, included 81 full-time sales representatives. This group of trained representatives seeks to increase sales to high-usage customers by (i) "bundling" combinations of services into customized packages designed to meet customers' requirements, (ii) developing and marketing new services to satisfy the demands of such customers and (iii) educating corporate purchasing managers about alternative pricing plans and services. The Company plans to increase the size and geographic reach of this sales force in the future.

      Direct Sales Force. As of December 31, 1997, the Company employed 19 direct sales representatives to target moderate-usage contract plan subscribers. These direct sales representatives travel extensively to deliver personalized service to subscribers such as small and medium-sized businesses and individuals. The Company carefully selects, trains and motivates this sales force to maintain Iusacell's service standards.

      Commission Sales Agents. The Company retains commission agents as a flexible sales force in Regions 5, 6 and 7. The agents function as cellular service brokers for the Company, working out of their own premises to better target their customers. These agents provide additional distribution outlets with minimal Company support. As of December 31, 1997, the Company had an arrangement with 20 commission sales agents who distribute the Company's product with no direct costs to Iusacell.

      Advertising

      Iusacell has launched an integrated media plan emphasizing the benefits of the Company's products and supported by the Iusacell brand image, the logo for which was recently redesigned. For the first time, all product offerings are being marketed under the single, well-recognized IUSACELL brand name (reinaugurated as IUSACELL Digital in February 1998 in anticipation of the digitalization of Iusacell's network and product offerings). The media plan targets the Company's subscribers through a coordinated print, radio, television and fixed and moving outdoor advertising campaign. A key element of this integrated media plan is the periodic agency review wherein the sales results of a given campaign are evaluated. The integrated media plan enables the Company to negotiate more favorable advertising rates. Print advertisements prominently feature an ad-response telephone number to solicit new customer inquiries. A 24-hour line is staffed with trained representatives who are equipped to answer questions regarding services and products. The Company believes that this 24-hour line helps to convey the image of Iusacell as a high-quality, customer service-oriented telecommunications service provider.

      Customer Service

      Iusacell views superior customer service as essential in order to distinguish itself in the competitive Mexican cellular telecommunications market. The Company provides training for its customer service representatives to ensure that each customer receives prompt attention, informed answers to any inquiries and satisfactory resolution of any concerns. The Company believes that enhanced customer service, especially after-sales support, is integral in developing brand loyalty and supports the efforts of its sales force to cross-sell the Company's services and products. For prepay customers, Iusacell has installed in Regions 9 and 5, and by the end of the third quarter of 1998 will install in Regions 6 and 7, a new operating system that will better track the usage patterns and identities of these subscribers. The new operating system has improved customer satisfaction through automated activation, voice messaging and other value-added services and has lowered the cost of support services. To further enhance customer service, Iusacell has installed dedicated personal computer terminals linked to the Company's billing system so that each customer service representative, either personally or through the 24-hour service line, can handle customer inquiries, billing questions and account payments with real-time data and a full customer profile in hand. Customer data gathered from such sources as the activation process, the billing system and exit interviews with customers who terminate service, will allow Iusacell to better tailor its marketing strategy to each customer. Along with providing information as to how the Company can improve its customer service, this data is expected to enable representatives from each of the distribution channels to better target their sales approach to each customer when cross-selling the Company's services and products.

      In early 1998, the Company opened two call centers that will provide more automated and efficient service to customers through the use of state-of-the-art software and rigorous customer service training. By the end of 1998, these call centers will consolidate the activities currently provided in six call centers. In 1998, the Company also implemented the Customer Attention Support Team (CAST) Program in its busiest customer service centers in order to accelerate the problem resolution process.

      Pricing

      Since 1994, Iusacell has offered a variety of flexible pricing options for its cellular service. The primary components of the contract pricing plans include monthly fees, per minute usage charges and a certain number of free minutes per month. Additionally, the Company's prepay program markets cards which credit a finite number of Pesos to a customer's account, to be utilized over a period of no more than 60 days (to be increased to 90 days upon migration of all prepay customers to the new operating system).

      The contract pricing plans are designed to target high, moderate and low-usage contract subscribers. High-usage customers are typically willing to pay higher monthly fees in exchange for larger blocks of free minutes, value-added services, a free handset and lower per minute airtime charges under a single contract. The Company offers the Productivity and Premium plans which are specifically targeted at the high end of the market; the Corporate plan targets multiple heavy users on a corporate level. Moderate-usage contract subscribers typically prefer pricing options which have a lower monthly charge, fewer free minutes and higher per minute airtime charges than those options chosen by high-usage customers. The Company offers the Flex 75, Ganador, Aniversario and Flex 150 plans to satisfy the needs of the moderate-usage contract subscriber base. To satisfy the more limited needs of the low-usage contract subscribers, the Company offers the Security, Standard and Tu Tiempo plans, which offer a moderately priced, fixed monthly charge coupled with a high per minute airtime charge and relatively few free minutes.

      In contrast to contract subscribers, prepay customers typically generate low levels of cellular usage, do not have access to value-added services (except for purchasers of Ps. 500 prepay cards) or roaming, generally already own a handset and often cannot afford to or do not have the credit profile to purchase contract plan cellular services. Other prepay customers include vacationers and travelling business people who require cellular service for short periods of time. In addition to helping customers control costs, the Company's prepay programs have no monthly bill and allows customers to prepay for cellular services in cash. In June 1996, the Company introduced "Control Plus," a prepay cellular telephone service whereby a customer may bring a handset to a customer service center for activation and purchase a prepay card in denominations of Ps. 100, Ps. 250 and Ps. 500 from a customer service center or any of a variety of vendors, including newsstands, lottery stands, supermarkets and other retail outlets.

Once the card is purchased and the handset is activated, the customer can call the Company with the card's serial number to credit the corresponding value of cellular service to the customer's account. When this credit occurs, the service is active and ready for the customer's use. A phone number is assigned at the time of activation. That number is terminated when 60 days have elapsed from the date of the last credit. In September 1997, the Company introduced its next-generation "VIVA" prepay service. Based on the new prepay operating system, VIVA provides for automated reactivation without human intermediaries and value-added services such as voice-messaging. VIVA prepay cards are available in denominations of Ps.100, 150, 250 and 500. VIVA has been implemented in Regions 9 and 5, with migration of existing Control Plus customers to VIVA scheduled to be completed by July 1998. VIVA will be implemented in Regions 6 and 7 by the end of the third quarter of 1998, with migration of existing Control Plus customers to VIVA scheduled to be completed by the end of 1998.

      With the exception of Tu Tiempo, Control Plus and VIVA, all packages include a selection of free cellular handsets. The table below sets forth the various contract and prepay plan rate options in effect as of December 31, 1997.

                              Cellular Rate Options

                                  Fixed                    Peak         Non-Peak     Free     Contract
                                 Monthly   Activation   per Minute     per Minute   Monthly   Period
                                 Charge       Fee        Charge(1)      Charge(1)   Minutes   (months)
                                --------   ----------   -----------    -----------  -------   --------
Contract Plans:
  Premium...................... Ps.1,099 Ps.    0 Ps.       1.60  Ps.      1.10        600      12
  Corporate....................      899        0           1.75           1.15        410      12
  Productivity.................      759        0           1.95           1.25        300      12
  Flex 150.....................      399        0           2.60           1.75        150      18
  Flex 75......................      279        0           3.30           2.15         75      18
  Aniversario..................      355        0           2.52           1.45        120      18
  Ganador......................      299        0           2.35           1.40        100      18
  Standard.....................      255        0           2.36           1.47         30      18
  Security.....................      179        0           3.90           2.25         30      24
  Tu Tiempo....................       99      149      1.79-2.89      1.79-2.89          0       0
  C300.........................      569        0           1.50           1.00        300      12
  R150.........................      259        0           2.25           1.40        150      18
Prepay Plans:
  Control Plus/VIVA Prepay Card
  (any amount).................        0        0           3.74           3.74          0       0

----------
(1) Peak per minute charges currently apply to usage between 8:00 A.M. and 10:00 P.M. Monday through Friday. Non-peak per-minute charges apply at all other times.

      The Company intends to continually review its market pricing and will attempt to increase prices, if economic and competitive conditions permit, to keep pace with inflation. In April 1997, the Company announced a weighted average increase of 15% for the per minute airtime price on all its contract and prepay plans. This weighted average price increase was calculated by applying the actual price increases announced in April 1997 to both peak and non-peak per minute airtime charges for each of the Company's contract and prepay plans, weighted by the ratio of each plan's contribution to overall airtime revenues during the month of February 1997. In May 1997, the Company announced a weighted average increase of 8.3% for the fixed monthly charges on all its contract plans. This weighted average price increase was calculated by applying the actual price increases announced in May 1997 for all the Company's contract plans, weighted by the ratio of each plan's contribution to overall monthly fixed charges during the month of April 1997. To maintain competitiveness, airtime prices were adjusted downward by 4.6% on a weighted average basis in October 1997 and another 1.0% on the Ganador plan in November 1997. Also, in response to Telcel pricing actions and as a means of boosting traffic volumes and ultimately average revenue per subscriber, the airtime price for incoming calls was reduced by 25%-50% for all contract plans in October 1997. In late March 1998, the Company announced a weighted average increase of 7.9% and 13.6% for the per minute airtime price in its contract and prepay plans, respectively. Telcel did not follow the contract plan increases and only partially followed the prepay plan increase, leading in May 1998 to a full rollback in two steps of the contract plan prices and a partial rollback of prepay plan prices, leaving only a 9.9% increase in prepay airtime charges.

Activation, Billing and Collection Procedures

      The Company can activate a phone within 30 minutes of receiving credit approval for customers who intend to pay their monthly charges with a credit card. For customers who intend to pay their monthly charges in cash, there is a credit review process of no longer than 48 hours prior to the delivery and activation of a cellular telephone and a requirement of a security deposit, depending on the contract plan, in a minimum amount equal to 1.5 times the corresponding monthly rental fee. For prepay customers, activation time is 30 minutes or less. The Company believes that its ability to activate a cellular telephone number promptly gives the Company a competitive advantage over Telcel.

      The Company mitigates its credit exposure in four ways: (i) by credit card, by obtaining a credit report from the Bureau Nacional de Credito ("National Credit Bureau"), a Mexican affiliate of TransUnion Corporation; (ii) by requiring payment to be made by credit card or, for those customers who do not pay by credit card, by requiring security deposits and conducting a credit investigation; (iii) by requiring that customers paying purchase a bond, which provides for payment in the event of customer defaults; and (iv) by utilizing prepay cards, which eliminate all credit risk.

      The Company has instituted customer retention procedures whereby a late-paying customer is contacted by a service representative prior to termination to urge such customer to settle his or her account and to inquire about the reasons for nonpayment. Iusacell believes that these follow-up procedures help decrease the rate of nonpayment and improve customer goodwill by allowing Iusacell to address any customer grievances which may have led to customer delinquency, thereby helping to retain potentially profitable accounts.

      Iusacell has also implemented a system to monitor MOU levels and the number of calls to certain geographic areas in order to identify abnormal usage by contract subscribers. When abnormal usage is detected, Iusacell contacts the subscriber to determine whether such usage has been authorized. The Company believes that these procedures are effective in reducing the number of billing disputes with subscribers and losses due to cellular fraud.

      Billing is currently administered using eight different billing systems, including a customized version of Bell Canada's "Link" billing system in Regions 6, 7 and 9 and the Communication Administration System in Region 5. In late 1997, the Company determined to implement a single customer care and billing system from LHS Communications Systems, Inc. that will support all of its product lines in all of its regions. The Company expects that the new LHS customer care and billing system will improve processing speed and data integrity; will permit convergent billing to a customer of all services in a single bill; will permit easier and more flexible acess to customer information, thereby facilitating targeted marketing and resolution of customer complaints; and will help resolve Year 2000 compliance issues. The Company expects to invest approximately U.S.$15 million in its new customer care and billing system, which will largely be implemented in 1998. See "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations --Year 2000 Compliance" and "-- Liquidity and Capital Resources -- Capital Expenditures". The Company compiles billing information from its switches on magnetic tape every 24 hours for processing by its billing systems. Protective and disaster recovery measures are taken in connection with all billing information.

Network and Equipment

      Cellular Services

      Iusacell's integrated cellular network is currently composed of 5 cellular switches, 275 cell sites and 57 repeaters, and covers approximately 70% of total cellular regional POPs.

      In December 1997, Iusacell signed an agreement with subsidiaries of Lucent Technologies, Inc. for the replacement of Iusacell's existing analog network equipment. This replacement began in February 1998 and is expected to be completed by early 1999; in May 1998, Iusacell launched CDMA digital service in the Mexico City area of Region 9. The Company elected to deploy CDMA technology instead of TDMA technology based on its and Bell Atlantic's evaluation of the two technologies. For the past two years, Iusacell has used TDMA technology for internal purposes across 106 cell sites in Region 9. Bell Atlantic is successfully using CDMA technology in several of its U.S. markets with favorable customer response. CDMA offers significantly greater call-carrying capacity, superior voice quality and lower fraud and is more compatible for future upgrading than TDMA. Iusacell will maintain transmitting equipment to serve both analog and digital formats, and the Company is marketing dual-mode cellular telephones capable of sending and receiving both analog and digital transmissions. See "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations--Digitalization."

      Iusacell's cellular network consists of digital switching systems that are capable of serving multiple markets. Regions 6, 7 and 9 are served by four Northern Telecom DMS 250 (MTX) switches, and Region 5 is served by one Motorola switch (EMX 2500). All switching equipment is fully networked. Iusacell installed its first mobile switching center in 1989 in Region 9 and currently operates 161 cell sites, providing telephone coverage to substantially all of the populated territory and major highway routes of Region 9. Regions 5, 6 and 7 currently operate with a total of 114 cell sites, resulting in cellular telephone coverage in all major population centers as well as along the principal highway routes in the regions. Iusacell plans to install more than 80 cell sites and 9 repeaters in its regions during 1998 in an effort to increase geographic coverage, as well as boost call-carrying capacity within areas already covered. The Company increases call-carrying capacity and coverage by three principal means: "cell splitting," deploying "micro-cells," and using cell site repeaters or enhancers. Approximately 70% of the cells in Region 9 were created as a result of cell splitting.

      Digital microwave links between cell sites and the landline system are supplied by various equipment manufacturers. The entire microwave network consists of 403 individual microwave point to point links (hops). Taking advantage of the ability of its various switching systems to run customized software, Iusacell has developed a proprietary software package which is able to track and report, in real-time, all aspects of network performance, including traffic analysis, call quality and alarms. Iusacell seeks to upgrade and improve its cellular network as new technologies become available.

      The Company has a network operations and control center (NOCC) in Mexico City which oversees, administers and provides technical support to all regions. The Company plans to upgrade its NOCC by installing a new Network Management System that will provide more complete and automated surveillance capabilities and fault and performance management for all network equipment. The Company expects the NOCC upgrade to be operational by the third quarter of 1998.

      Other Services

      Iusacell provides paging services primarily using its own cellular network facilities. For long distance, the Company uses fiber optics and state-of-the-art digital systems. In particular, Iusacell uses its three long distance switches and its own transmission equipment, as well as other facilities leased from Telmex.

      Iusacell provides private data transmission services primarily using excess capacity in the Company's microwave backbone in its existing cellular network in Region 9, and satellite transmission through its Satelitron joint venture, which provides a shared hub for private networks.

      The Company's local wireless network, if implemented in the 450 MHz frequency band, is expected to be based on the most advanced digital switching, transmission and subscriber connection equipment that is readily available and commercially feasible. The Company intends to utilize its existing infrastructure to the extent possible. If the Company opts to provide local wireless service through its 800 MHz or 1.9 GHz (PCS) frequency bands, the digital technology that would be employed would offer additional features such as out-of-zone mobility.

      Infrastructure Synergies

      While cellular transmitters are unique to cellular service, towers can be used for cellular and paging transmissions, and the same physical infrastructure (land, shelter, etc.) can be used for cellular, paging and long distance equipment. Synergies also exist in maintenance, work force training and equipment purchasing. For example, since plugs (electronic circuit boards used in switches) can be used in both cellular and long distance switches, a proportionately lower inventory of plugs can be maintained. The Company believes that, as it expands its non-cellular offerings, these synergies will allow it to reduce its infrastructure costs significantly and will reduce the time needed for implementation of a new service.

      For a discussion of the Company's capital expenditure plans for its cellular and other services, see "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Capital Expenditures."

Competition

      The offering of cellular services in Mexico is currently a regulated duopoly in each region. Iusacell's cellular competitor in all regions in which it provides service is Telcel, the holder of the "B" Band cellular concession for service throughout Mexico and the country's largest cellular provider. Cellular systems compete principally on the basis of quality of telecommunications services, customer service, roaming capabilities, value-added services, breadth of coverage area and, more recently, price. Operators are largely free to set their own rates, provided such rates are set on the basis of cost. See "--Government Regulation."

      While Iusacell currently faces limited mobile wireless competition from entities providing telecommunications services utilizing other existing technologies, the Company will likely face increased competition from technologies being developed or to be developed in the future. Emerging technologies such as enhanced specialized mobile radio and satellite telephone may compete with current cellular services. By late 1998 or early 1999, however, the Company will face competition from the winners of 1.9 GHz (PCS) spectrum in the auctions concluded in May 1998.

      In paging services, the Company competes with established companies such as Comunicaciones MTEL (Skytel), S.A. de C.V., Enlaces Radiofonicos, S.A. de C.V. (Digitel), Telecomunicaciones Elektra, S.A. de C.V. (Biper), Grupo Radio Beep, S.A. de C.V., Grupo Codime, S.A. de C.V. (Coditel) and Buscatel, S.A. de C.V., a Telmex subsidiary. In addition, several new concessions have been awarded in the last year and other companies have publicly announced their intention to provide similar services in Mexico.

      In providing long distance telephone service, Iusacell faces or will face competition from 14 other concession holders, including Telmex and joint venture companies in which AT&T and MCI have beneficial ownership interests. Presubscription balloting has taken place in one hundred cities where telephone customers chose their long distance carrier. The Company chose not to commit significant marketing resources to the balloting process and fared poorly in initial balloting results.

      In the local telephony market, the Company expects to face significant competition from both Telmex, the existing monopoly, and new competitors providing service over the 1.9 GHz (PCS) and 3.4-3.7 GHz (Ionica) frequency bands. See "--The Telecommunications Industry in Mexico--Market Liberalization."

      In providing data transmission services, Iusacell competes for customers with Telmex and Telecom. In addition, the Company believes that the current Mexican data transmission industry includes over 1,000 private networks that provide data transmission services.

International Joint Ventures

      On September 30, 1997, the Company consummated the sale of its direct and indirect minority interests in its Ecuadorean cellular company, Conecel, and its Ecuadorean paging company, Corptilor, S.A., to a corporation controlled by the controlling shareholder of the majority shareholder of these companies. At the closing, Iusacell received U.S.$29.4 million in cash consideration for its direct interests in these companies and anticipates receiving approximately U.S.$2.0 million (net of taxes) in respect of its indirect interest in 1998.

      In December 1996, Iusacell agreed to sell its wholly-owned subsidiary, Iusatel Chile, a Chilean long distance company, for U.S.$5.0 million. The sale transaction also included a capitalization of U.S.$13.3 million of obligations of the Company to Iusatel Chile. Iusacell received full payment in December 1997.

Government Regulation

            Telecommunications systems in Mexico are regulated by the SCT and the COFETEL, an independent regulatory body within the SCT, pursuant to the Ley Federal de Telecomunicaciones (the "1995 Telecommunications Law"), which became effective on June 8, 1995, although certain rules set forth in the Ley de Vias Generales de Comunicacion and the rules promulgated thereunder including, without limitation, the Reglamento de Telecomunicaciones (collectively, the "Original Communications Laws") generally remain effective. These laws and regulations define the regulatory structure applicable to the nationwide telecommunications infrastructure and the provision of telecommunications services. They govern, among other things, applications to install, maintain and operate telecommunications systems; the establishment of technical standards for the provision of telecommunications services; and the granting, revocation and modification of concessions and permits. In particular, the terms and conditions of concessions and permits granted under the Original Communications Laws (which is the case for most concessions and permits granted to the Company and its subsidiaries) should be governed by the Original Communications Laws and respected under the new regulatory regime until their expiration. The 1995 Telecommunications Law may grant rights enhancing those set forth in the Original Communications Laws. However, rates charged by holders of concessions and permits granted under the Original Communications Laws will continue to require prior approval from the SCT, unless such concession or permit is amended.

      Concessions and Permits

      To provide public telecommunications services in Mexico through a public network, the service provider must first obtain a concession from the SCT. Pursuant to the 1995 Telecommunications Law, concessions for public networks may not exceed a term of 30 years, and concessions for radioelectric spectrum may not exceed a term of 20 years. Concessions may be extended for a term equivalent to the term for which the concession was originally granted. Concessions specify, among other things, (i) the type of network, system or service, (ii) the allocated spectrum, if applicable, (iii) the geographical region in which the holder of the concession may provide the service, (iv) the required capital expenditure program, (v) the term during which such service may be provided,
(vi) the payment, where applicable, required to be made to acquire the concession, including, where applicable, the participation of the Mexican government in the revenues of the holder of the concession, and (vii) any other rights and obligations affecting the concession holder. In addition to concessions, the SCT may also grant permits for (x) establishing, operating or exploiting private telecommunications services not constituting a public network (i.e., reselling) and (y) installing, operating or exploiting transmission-ground stations. There is no specified maximum term for permits. Under the 1995 Telecommunications Law, only registration with the SCT is required to provide value-added telecommunications services.

      Under the 1995 Telecommunications Law and the Ley de Inversion Extranjera (the "Foreign Investment Law"), concessions may only be granted to Mexican individuals and to Mexican corporations whose foreign investment participation does not exceed 49% of the voting shares thereof or who are not otherwise controlled by non-Mexicans, except that, in the case of concessions for cellular communications services, foreign investment participation may exceed 49% with the prior approval of the Mexican Foreign Investment Commission (the "Foreign Investment Commission") of the Mexican Ministry of Commerce and Industrial Development ("SECOFI"). There are no foreign investment participation restrictions in respect of operations conducted under permits.

      A concession or a permit may be terminated pursuant to the 1995 Telecommunications Law upon: (i) expiration of its term, (ii) resignation by the concession holder or the permit holder, (iii) revocation, (iv) expropriation or
(v) dissolution or bankruptcy of the concession holder or the permit holder.

      A concession or a permit may be revoked prior to the end of its term under certain circumstances, such as: (i) unauthorized interruption of service, (ii) the taking of any action that impairs the rights of other concessionaires or permit holders, (iii) failure to comply with the obligations or conditions specified in the concession or permit, (iv) failure to provide interconnection services with other holders of telecommunications concessions and permits, (v) loss of the concession or permit holder's Mexican nationality, (vi) unauthorized assignment, transfer or encumbrance of the concession or permit, any rights thereunder or assets used for the exploitation of the concession or permit,
(vii) failure to pay to the Mexican government its fee for the concession or, where applicable, its participation in the revenues of the holder of the concession and (viii) participation of any foreign government in the capital stock of the holder of the concession. In addition, the SCT may establish for any concession further events which could result in revocation of that concession.

      The Mexican government, through the SCT, may also temporarily seize all assets related to a concession or permit in the event of a natural disaster, war, significant public disturbance or threats to internal peace and for other reasons related to preserving public order or for economic reasons. In addition, the government has the statutory right to expropriate related assets for public interest reasons. Under Mexican law, the Mexican government is obligated to compensate the owner of the assets in the case of a statutory expropriation or temporary seizure, except in the event of war. If the Mexican government temporarily seizes such assets, it must indemnify the concession holder for all losses and damages, including lost revenues. In the case of an expropriation, the amount of the compensation is to be determined by appraisers. If the party affected by the expropriation disagrees with the amount appraised, such party may initiate judicial action against the government. Should no agreement be reached on the amount of the indemnity in the case of a seizure or expropriation, such determination will be made by an independent appraiser. Iusacell is not aware of any instance in which the SCT has exercised any of the foregoing powers in connection with a cellular company.

      The Original Concession. Iusacell's right to provide radiotelephony, local wireless and data transmission services nationwide, as well as cellular service in Region 9, is based upon the concession granted to the predecessor of Iusacell's wholly owned subsidiary, SOS Telecomunicaciones, S.A. de C.V. ("SOS"), on April 1, 1957, as amended (the "Original Concession"). The term of the Original Concession is 50 years, and it expires on April 1, 2007. The Original Concession may, however, be revoked prior to such date in the event that SOS fails to comply with its terms or applicable law. In consideration for the Original Concession, SOS must make payments to the Mexican government equal to 5% of all gross revenues derived from services provided through its Region 9 cellular network and payments in an amount which is the greater of (i) 4% of all gross revenues and (ii) 10% of net income, in either case, derived from services provided through its nationwide radiocommunication network. Under the terms of the Original Concession, SOS must continually modernize its services. In updating its services, SOS must submit technical and economic plans for approval by the SCT. In determining whether to approve these plans, the SCT is authorized to consider whether the plans sufficiently address factors such as the public interest (including, without limitation, teledensity) and efficiency and uniformity in telecommunications throughout Mexico. The Original Concession is renewable upon timely application to the SCT, provided that SOS has complied with all of the requirements of the Original Concession and agrees to any new terms and conditions established by the SCT at the time of such renewal.

      Initially, the Original Concession authorized only the installation and commercial operation of nationwide mobile (vehicle-installed) radiotelephone public service in the 132-144 Mhz frequency range. Since then, however, the Original Concession has been amended numerous times, thereby allowing Iusacell to expand the types of telecommunications services which it may offer. In 1978, the Original Concession was amended to grant SOS an additional allocation in the 440-450 MHz and 485-495 MHz frequency ranges in return for yielding a portion of its 132-144 MHz frequency range allocation. SOS retained the frequencies between 138 and 144 MHz. Between 1986 and 1989, the Original Concession was further amended to enable SOS to provide fixed rural radiotelephone service, to offer telex and data transmission with the obligation to link its subscribers to the network owned by Telecom, and to interconnect its radiocommunications ground stations through satellite. In 1989, SOS was authorized to install, operate and maintain a mobile public radiocommunications network with cellular technology in the 825-835 MHz and 870-880 MHz frequency ranges in Region 9. In 1990, SOS was authorized to carry intra-regional cellular-to-cellular communications throughout Region 9 without being required to interconnect with the long distance carrier. In 1992, SOS was authorized to provide public data transmission service nationwide through its radio communications networks without the obligation to link its subscribers to the Telecom network. In 1993, SOS was granted an additional 5 MHz band in the 800 MHz frequency range for the provision of cellular service, due to the high volume of cellular traffic experienced in Region 9. In the same year, SOS was authorized to improve its radiocommunications public service in the 440-450 MHz and 485-495 MHz frequency ranges by utilizing digital technology and to interconnect its telecommunications systems through fiber optic, satellite and microwave technologies. The SCT also clarified the ability, and indeed the obligation, of SOS to interconnect customers of its nationwide radio communications network regardless of whether such customers use fixed, mobile or portable telephones.

      In accordance with the 1995 Telecommunications Law, SOS applied to renew the Original Concession in March 1997. Given the nearly 10 years remaining on the term of the Original Concession, the Company does not expect any definitive determination by the SCT with respect to the renewal application in the near term.

      Cellular Concessions. Mexico is divided into nine cellular regions. The SCT has allocated cellular telephone system frequencies in each region in the "A" Band and "B" Band. In each region, Telcel holds the "B" Band concession; and its cellular competitor in each region holds the "A" Band concession.

      In Region 9, Iusacell holds the right to provide cellular service pursuant to an authorization granted to SOS by the SCT in 1989 under the Original Concession. In Regions 5, 6 and 7, Iusacell holds the right to provide cellular service through its subsidiaries Comunicaciones Celulares de Occidente, S.A. de C.V. ("Comcel"), Sistemas Telefonicos Portatiles Celulares, S.A. de C.V. ("Portacel") and Telecomunicaciones del Golfo, S.A. de C.V. ("Telgolfo"), respectively. Comcel, Portacel and Telgolfo each hold 20-year concessions expiring in 2010 which authorize these subsidiaries to install, operate, maintain and exploit mobile public radiotelephone networks with cellular technology for commercial use in Band A. In consideration for these authorizations and concessions, the subsidiaries made initial payments to the Mexican government and, in addition, must make payments as follows:

                                                       Percent of Gross
                                                      Revenues Payable To
                                                      Mexican Government
                                                      ------------------

      Comcel........................................          8%
      Portacel......................................          7%
      Telgolfo......................................          8%

      By the terms of their concessions, Comcel, Portacel and Telgolfo must continually modernize their services after receiving approval of their technical and economic plans from the SCT. In determining whether to approve these plans, the SCT is authorized to consider whether the plans sufficiently address factors such as the public interest (including, without limitation, teledensity) and efficiency and uniformity in telecommunications throughout Mexico. These concessions may be revoked or terminated prior to their expiration dates in the event the concession holder fails to comply with certain conditions set forth in the concessions or applicable law. The concessions may, however, be renewed for a term equal to the original term upon timely application to the SCT, provided that the concession holder had complied with all of the requirements of its concession and agrees to any new terms and conditions established by the SCT at the time of such renewal.

      Paging. On December 14, 1995, the Company and Infomin formed Infotelecom as a joint venture to market national and international paging services. Infomin has a concession, which expires on July 20, 2009, to provide nationwide paging services in Mexico. Although the joint venture agreement between Iusacell and Infomin contemplates that Infomin will ultimately transfer its paging concession to Infotelecom, Infomin's paging concession prohibits foreign ownership of more than 49% of the voting shares of the entity holding the concession. As a result, Infomin will be unable to contribute its paging license to the joint venture so long as Bell Atlantic continues to control the management of Iusacell and Iusacell continues to hold more than 49% of the voting shares of

Infotelecom. See "--Other Services--Paging." Infotelecom is required to make monthly payments to Infomin equal to 5% of all gross revenues for the preceding month. This payment represents the amount which Infomin as concession holder must pay the SCT for the right to provide paging service.

      Long Distance Concession. Iusacell's right to provide international long distance services is based upon a long distance concession granted by the SCT to Iusatel, S.A. de C.V. ("Iusatel") on October 16, 1995. The term of the long distance concession is 30 years and may be renewed upon timely application to the SCT, for an equal period of time, provided that Iusatel complies with certain requirements. Upon the application of the Company, the SCT and the COFETEL modified this concession on February 18, 1998, authorizing a change in the coverage requirements and increasing flexibility in the choice of transmission technology. Pursuant to the modified concession, Iusatel is required to comply with certain technical specifications and must serve with its own infrastructure a minimum of 11 cities by July 31, 1998, 26 additional cities by December 31, 1999 and another 13 additional cities by December 31, 2000. See "--Other Services--Long Distance" and "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Capital Expenditures."

      Local Telephony. Iusacell believes its right to provide local telephony service is derived from the Original Concession. The Original Concession, as originally granted, permitted the Company to provide radiocommunications service to vehicle-mounted terminal equipment nationwide. In 1986, the SCT amended the Original Concession to authorize the Company to provide fixed public radiotelephony service in rural areas nationwide in accordance with plans to be approved by the SCT. In 1990, the Reglamento de Telecomunicaciones was promulgated by the Mexican government which further modified the Original Concession. These regulations classified radiocommunications services on the basis of the networks used to provide such services rather than upon the basis of subscriber terminal equipment. Radiocommunications networks are generally classified as either "fixed" or "mobile." Iusacell's radiocommunications network is a mobile network. In 1993 the SCT clarified the ability, and indeed the obligation, of SOS to interconnect customers of its nationwide radiocommunications network regardless of whether such customers use fixed, mobile or portable telephones.

      Pursuant to the Original Concession, the commencement of construction and marketing of local wireless service in the 450 MHz frequency band on a commercial basis requires the prior approval of the SCT. The Company has experienced substantial delays in obtaining the SCT's approval of its technical and economic plans for local wireless service in the 450 MHz frequency band. However, on June 10, 1997, the SCT and the Company reached agreement on a process by which the Company could obtain a concession issued and recognized by the SCT to provide local wireless service in the 450 MHz frequency band. Under this agreement, Iusacell would convert and consolidate certain of its existing concessioned radiotelephony frequencies into 450 MHz spectrum in Regions 4, 5, 6, 7 and 9 and would have a right of first refusal to acquire the concessions to provide local wireless service over such frequencies at prices derived from the prices of the winning bids in the auctions for 450 MHz and 1.9 GHz (PCS) frequency bands concluded in May 1998. These auctions yielded a right of first refusal exercise price estimated at U.S.$2.25 million for all five regions. The Company is currently studying whether to exercise its right of first refusal.

      The Company is exploring alternatives for providing local telephony services, including limited zone wireless services in the 800 MHz (cellular) or
1.9 GHz (PCS) frequency bands deploying digital technology that will permit mobility and fixed wireless services over such bands. If the Company were to determine that it would be preferable to pursue such an alternative, the acquisition of concessions, other regulatory approvals and the payment of substantial fees could be required, and the Company would record substantial non-cash losses in writing off assets relating to its 450 MHz local wireless service. See "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations--Local Telephony in the 450 MHz Frequency Band."

      Data Transmission. Iusacell's right to offer telex and provide public data transmission service throughout Mexico is derived from the Original Concession. Iusacell utilizes its allocations in the 138-144 MHz, 440-450 MHz and 485-495 MHz frequency bands, excess capacity in its cellular microwave backbone in Region 9 and Satelitron satellite transmission services to provide data transmission services.

      Satellite Transmission Permit. On December 15, 1991, Satelitron, a joint venture among Hughes Network Systems, Iusacell and one other investor, was granted a 15-year permit to provide dedicated circuit services and private networks through Mexican satellites or any other satellites designated by the Mexican government. The Satelitron permit is renewable for 15 additional years upon timely application to the SCT, provided Satelitron has complied with all of the requirements of the permit and agrees to any new terms and conditions established by the SCT at the time of such renewal. Under this permit, Satelitron is required to make monthly payments to the SCT equal to 2.5% of all gross revenues derived from its provision of access to its satellite bandwidth, and 2.5% of all such gross revenues to Telecom for supervision and supporting services.

      Dedicated Microwave Circuit Services Permit. On December 8, 1993, the SCT authorized SOS to use its microwave network's excess capacity to provide dedicated circuit services. In accordance with the terms of this permit, these dedicated microwave circuits cannot be interconnected to public exchange networks, and the service must only be provided through the links of the microwave network authorized by the SCT. On February 1, 1994, the SCT authorized SOS to carry voice, data and video conferencing through these dedicated circuit services.

      Value-Added Services Permit. On June 17, 1993, SOS was granted a permit to provide through its public network the following value-added telecommunications services to its cellular subscribers: (i) secretarial service, (ii) voice mail and (iii) data transmission. The term of this permit is the same as that of the authorization for using the Region 9 cellular network through which the value-added services are to be provided. Under this permit SOS is required to make annual payments to the Mexican government equal to 5% of all gross revenues derived directly from the provision of these services. In October 1994, Comcel, Telgolfo and Portacel were each granted a permit to provide secretarial services under the same terms granted to SOS, including the making of the aforementioned payments to the Mexican government.

      Foreign Ownership Restrictions

      Pursuant to the 1995 Telecommunications Law and the Mexican Foreign Investment Law (the "Foreign Investment Law"), holders of concessions to provide telecommunications services in Mexico (including long distance and local telephony, but not cellular service) cannot have a majority of their voting shares owned by, and cannot be otherwise controlled by, foreign persons. In February 1997, the Mexican Foreign Investment Commission conditioned its approval of Bell Atlantic assuming management control over the Company and its subsidiaries upon the requirement that, within a renewable period of 180 days, Iusacell would transfer at least 51% of the voting shares of Iusatelecomunicaciones and Iusatel to Mexican investors on terms acceptable to the Foreign Investment Commission. The Foreign Investment Bureau of the SECOFI has twice renewed the transfer deadline. Iusacell intends to comply with this requirement by transferring 51% of the voting shares of these subsidiaries to Mexican nationals while retaining a larger equity interest through the ownership of "neutral" limited-voting shares (inversion neutra).

      Iusacell has commenced discussions with Mexican nationals with respect to the sale of the requisite voting interest in Iusatelecomunicaciones and Iusatel. Iusacell intends that, as part of any such transfer, it will enter into a shareholders agreement with the purchaser that will contain adequate protections for Iusacell, including governance rights commensurate with Iusacell's equity interest in such subsidiaries. There can be no assurance, however, that a sale can be effected on such terms, or at all, or whether such terms will be acceptable to the Mexican Foreign Investment Bureau.

      In order to participate in the auctions for concessions for microwave frequencies concluded in September 1997, the Company formed a joint venture with Mr. Jose Ramon Elizondo, a Director of the Company and a Mexican investor. The Mexican Foreign Investment Bureau has approved a capital structure substantially similar to that authorized for Iusatel and Iusatelecomunicaciones for the microwave joint venture.

      In order to participate in the auctions for concessions for 1.9 GHz (PCS) frequencies concluded in May 1998, the Company also formed a joint venture with Mr. Jose Ramon Elizondo. The Company has petitioned the Mexican Foreign Investment Bureau to approve a capital structure substantially similar to that authorized for Iusatel, Iusatelecomunicaciones and the microwave joint venture.

      The concession pursuant to which the Company commercializes paging services is also subject to foreign ownership restrictions. See "--Concessions and Permits--Paging."

      Rates for Telecommunications Services

      Under the Original Communications Laws, SCT approval was required for rates charged for all basic and certain value-added cellular services and for data transmission services. Historically, the SCT permitted rate increases based on the cost of service, the level of competition, the financial situation of the carrier and certain macroeconomic factors. Carriers were not allowed to discount the rates authorized by the SCT, although operators occasionally waived activation fees on a promotional basis. Interconnection rates were also authorized by the SCT. All terms of interconnection (such as point of interconnection) other than interconnection rates were negotiated between the regional non-wireline cellular carriers and Telmex under the SCT's supervision. Rates for dedicated circuit services through microwave networks, and dedicated circuits and private networks through satellites, were not regulated under the Original Communications Laws.

      Under the 1995 Telecommunications Law, rates for telecommunications services (including cellular and long distance services) are now freely determined by the providers of such services. Providers are prohibited from adopting discriminatory practices in the application of rates. In addition, the SCT is authorized to impose specific rate requirements on those companies determined by the Federal Competition Commission to have substantial market power. All tariffs for telecommunications services (other than value-added services) must be registered with the Federal Telecommunications Commission prior to becoming effective.

      United States Regulation

      Bell Atlantic, like all other regional Bell operating companies, was subject to a consent decree (the "Decree") entered in a United States federal court in 1982 resulting from antitrust litigation brought by the United States Department of Justice against AT&T. The Decree required AT&T to divest itself of its local telephone companies. Under the Decree, Bell Atlantic was prohibited from providing interLATA (long distance) telecommunications, engaging in the manufacture of customer premises equipment ("CPE"), or engaging in the manufacture or sale of telecommunications equipment.

      The Telecommunications Act of 1996 (the "1996 Act"), which became effective on February 8, 1996, includes provisions that would open local telephony markets to competition and would permit regional Bell operating companies, such as Bell Atlantic, to provide interLATA services (long distance) and video programming and to engage in manufacturing. Under the 1996 Act, Bell Atlantic was allowed to provide certain interLATA (long distance) services immediately upon enactment, including interLATA (long distance) services originating outside the states where its subsidiaries provide local exchange telephone services or interLATA (long distance) services that are "incidental" to other permitted business such as wireless services. However, the ability of Bell Atlantic and its affiliates to engage in businesses previously prohibited by the Decree, including providing interLATA (long distance) services originating in the states where Bell Atlantic's subsidiaries provide local exchange telephone service, and manufacturing CPE or telecommunications equipment, is largely dependent on satisfying certain conditions contained in the 1996 Act and any regulations promulgated thereunder.

      As a company affiliated with Bell Atlantic, the operations of Iusacell had been subject to the Decree and the various waivers granted thereunder. Bell Atlantic obtained waivers under the Decree in 1986 and 1993 that together permitted it to conduct business outside the United States, subject to certain exceptions and restrictions. Under such exceptions and restrictions, a foreign telecommunications entity affiliated with Bell Atlantic (an "FTE"), such as Iusacell, could not provide interexchange (long distance) telecommunications services between points in the United States or own any international telecommunications facilities in the United States. As to telecommunications traffic between the United States and a foreign country, an FTE could provide only the foreign "half" of such traffic. An FTE was also subject to certain prohibitions on discrimination in handling traffic to and from the United States and limitations on interests it could own in international cables and satellite facilities to and from the United States. Finally, an FTE was subject to prohibitions on exporting to the United States any telecommunications equipment or CPE manufactured outside the United States.

      The 1996 Act eliminated the restrictions under the Decree that preclude an FTE from providing the United States "half" of traffic originating in a foreign county, from exporting to the United States telecommunications equipment or CPE manufactured outside the United States and, subject to the same conditions that Bell Atlantic must satisfy under the 1996 Act and any regulations promulgated thereunder only with respect to interLATA (long distance) telecommunications services originating in Bell Atlantic's local exchange territories, from providing interLATA (long distance) telecommunications services between points in the United States or international long distance service originating in the United States and owning international telecommunications facilities in the United States. Under the 1996 Act, Iusacell may now provide both the foreign "half" and the United States "half" of telecommunications traffic originating in Mexico (or any other foreign country) and may now carry "transit" traffic (that is, international telecommunications traffic which, though routed through the United States, neither originates nor terminates in the United States) through the United States. In addition, Iusacell may, on a resale basis, carry United States originated traffic bound for Mexico (or other foreign countries) so long as the point of interconnection is, and the traffic originates, outside the states where Bell Atlantic's subsidiaries provide local exchange telephone service. Activities permitted by the 1996 Act are not subject to the prohibitions set forth in the Decree and the waivers issued thereunder on discrimination in handling traffic to and from the United States and on limitations on interests an FTE could own in international cables and satellite facilities to and from the United States.

      In 1996, Iusatel applied for and received authorization under Section 214 of the Communications Act of 1934 to become a facilities-based provider of international long distance services from the United States (the "Section 214 Authorization"). The Section 214 Authorization was transferred to a Peralta Group entity in January 1996 in anticipation of the consummation of the 1996 Share Conversion Agreement (as defined in "Item 4--Control of Registrant"). Upon the completion of the restructuring of Iusatel to comply with the 1995 Telecommunications Law and the Foreign Investment Law, Iusatel and such Peralta Group entity will seek to formally return control of the Section 214 Authorization to Iusatel. The Company has not yet determined whether it will engage in activities permitted by the 1996 Act or, upon any reassignment to Iusatel, the Section 214 Authorization. If the Company chooses to engage in such activities, no definitive prediction can be made as to the specific impact of such activities on the Company's business, financial condition or results of operations.

      Other laws of the United States may restrict certain activities of Iusacell by virtue of Bell Atlantic's ownership interest. Such laws may include the United States Trading with the Enemy Act, the United States Cuban Democracy Act, the Cuban Liberty and Democratic Solidarity (Libertad) Act of 1996 and other laws and regulations that restrict trade with, and investments in, certain countries, including Cuba, and the United States Foreign Corrupt Practices Act.

      The New Shareholders Agreement (as defined in "Item 4--Control of Registrant") contains, and the predecessor agreement thereto contained, certain provisions, designed to require Iusacell to refrain from taking any actions that would cause Bell Atlantic to be in violation of applicable law.

Employees

      As of December 31, 1997, the Company and its subsidiaries had an aggregate of 1,892 full-time and part-time employees, of whom approximately 28% were members of a labor union. The Company has never experienced a work stoppage and management considers its relationship with its employees to be good.

ITEM 2.   Description of Property

      Throughout the regions served by its cellular operations at December 31, 1997, Iusacell operates 74 customer service centers and a total of 275 cell sites, 57 repeaters, five mobile switching centers, two switches for local wireless service and three switches for long distance service.

      The Company generally leases the land where the Iusacell customer service centers, cell sites and mobile switching centers are located. Iusacell owns and leases administrative offices in Mexico City as well as in Guadalajara, Puebla, Monterrey, Leon and Ciudad Juarez. The Company generally owns its cellular network equipment subject to certain liens.

ITEM 3. Legal Proceedings

      Although Iusacell is a party to certain legal proceedings in the ordinary course of its business, the Company's management believes that none of these proceedings, individually or in the aggregate, is likely to have a material adverse effect on the Company.

      A ruling by the Federal Competition Commission is still pending on the suit filed by the Company in November 1995, against Telmex and Telcel, claiming that the two companies have engaged in monopolistic practices in the Mexican telecommunications market, including unlawful cross-subsidies by Telmex of Telcel's cellular phone operations. Telmex and Telcel filed eight motions against the suit, all of which motions were rejected by the Federal Competition Commission. In February 1997, the Federal Competition Commission imposed a fine of Ps. 847,500 (U.S.$105,938) on Telmex and Telcel for their refusal to provide the expert appointed by the Company with the necessary information to prepare his opinion on the cross-subsidies claim. Telmex and Telcel filed for an injunction (amparo) against the Federal Competition Commission asserting that Mexican antitrust laws do not apply to Telmex and Telcel and questioning the constitutionality of the Federal Competition Commission. A Mexican appellate court recently ruled against Telmex and Telcel on these matters. The Company is now awaiting the determination by the Federal Competition Commission on the process by which the expert appointed by the Company shall engage in discovery in connection with the preparation of his opinion.

      Mitsubishi Electronics America, Inc. ("Mitsubishi") filed a complaint in the United States on July 18, 1996 against the Company, Bell Atlantic and Bell Atlantic Latin American Holdings, Inc. alleging, among other things, that the Company breached a purported contract for the purchase of 60,000 local wireless telephone terminals at a cost of U.S.$510 each. The Company's motions to dismiss the complaint for lack of personal jurisdiction and on substantive grounds were rejected, although the court reserved judgment on the Company's motion to dismiss for forum non conveniens. The litigation is now in the discovery stage. The Company is unable at this time to estimate its potential liability, if any, and accordingly has not created any contingency reserve with respect to the litigation.

      In May 1998, the Company discovered that its former corporate offices in Mexico City, of which one of its subsidiaries is the owner, was encumbered by a lien for an amount in excess of the estimated fair market value of the property. This lien did not encumber the subject property at the time the Company acquired the shares of the company that owns the property, and the Company was never notified of the registration of such lien. The Company is currently analyzing the matter and the actions it needs to pursue to unencumber the property. There can be no assurance, however, that the Company will be able to remove the lien from such property and realize any value from such asset.

      In April 1994, the Company and Northern Telecom Limited ("Nortel") entered into a five-year, U.S.$315.0 million agreement (the "Nortel Agreement") pursuant to which Nortel would supply network switching equipment, switching center transmission equipment and radio base station equipment, as well as associated software and technical services, for the development of the 450 MHz local wireless network. Pursuant to a side letter agreement entered into in December 1995, the Nortel Agreement would terminate automatically if the Company's technical and economic plans for the 450 MHz project had not been approved by, or the Company did not receive a concession to provide local wireless telephony in the 450 MHz frequency band from, the SCT on or before December 31, 1997. Neither event having occurred on or prior to December 31, 1997, the Nortel Agreement has terminated. As required under the Nortel Agreement, the Company made an advance payment of U.S.$15.0 million in anticipation of future purchases which were never made. The Company now seeks a refund of such advanced funds. The Company has also entered into a U.S.$82.0 million purchase agreement with Telrad Telecommunications Electronics Industries, Ltd. ("Telrad") for terminals which the Company terminated for default in November 1996. Although the Company believes that it has no further liability under the Telrad contract and has no further liability under the Nortel Agreement, there can be no assurance that Telrad or Nortel will not seek legal redress against the Company or that Telrad or Nortel will not succeed in obtaining damages from the Company. Although the Company believes that Nortel is legally obligated to refund the U.S.$15 million advance to the Company, there can be no assurance that the Company will succeed in obtaining such refund. See "Item 1--Description of Business--Government Regulation."

ITEM 4. Control of Registrant

      The Peralta Group currently owns approximately 47.7% of the economic interest of Iusacell and approximately 52.3% of the Company's voting rights. Bell Atlantic currently owns approximately 42.0% of the economic interest of Iusacell and approximately 44.6% of the Company's voting rights. The following table sets forth the ownership of all classes of the capital stock of Iusacell by the Peralta Group and Bell Atlantic. Excluding shares held by the Peralta Group as disclosed below, the Company's remaining directors and executive officers as a group own less than 1% of the outstanding Series D shares and less than 5% of the outstanding Series L shares.

                               Identity of
Title of Class                Person or Group   Amount Owned   Percent of Class
--------------                ---------------   ------------   ----------------

Series A..................    Peralta Group      332,966,159        44.6%
                              Bell Atlantic      413,787,251        55.4
Series B..................    Bell Atlantic        5,562,450       100.0
Series D..................    Peralta Group      158,613,110        84.9
Series L..................    Peralta Group       27,834,000        18.6
                              Bell Atlantic       38,792,690        25.9

      In February 1997, Bell Atlantic and the Peralta Group consummated certain of the transactions contemplated by the 1996 Share Conversion Agreement entered into among the Peralta Group, Bell Atlantic and the Company (the "1996 Share Conversion Agreement"). As a result of the surrender to the Company by Bell Atlantic and the Peralta Group of shares of certain series of the Company's capital stock for conversion into shares of other series of the Company's capital stock, Bell Atlantic obtained management control of Iusacell despite the Peralta Group maintaining a majority of the voting rights pertaining to the Company's capital stock. Bell Atlantic paid the Peralta Group U.S.$50.0 million as consideration for such conversions. In addition, Bell Atlantic granted the Peralta Group put options with respect to all outstanding shares of the Company held by the Peralta Group; the Peralta Group has the right to put one-third of the total number of its current outstanding Iusacell shares to Bell Atlantic on December 31 of each of 1997, 1998 and 1999 at a per share price of U.S.$0.85, U.S.$0.96 and U.S.$1.07, respectively. In order to effect the change of management control, the bylaws of the Company were amended. Pursuant to these amendments to Iusacell's bylaws, Bell Atlantic has the ability to determine the outcome of any action requiring the approval of the Company's shareholders, except that the Peralta Group's concurrence is currently required in order to change the nationality, corporate nature or corporate purpose of the Company, to amend the Company's bylaws, to merge or dissolve the Company, to spin off parts of the Company, to increase the fixed capital of the Company, to issue bonds or preferred capital stock, to redeem shares of capital stock, to cancel the registration of the Series L Shares of the Company on the Mexican Stock Exchange or any other securities exchange, to sell or acquire, or exercise withdrawal rights with respect to, shares of other companies if the relevant consideration exceeds 20% of the stockholders' equity of the Company and with respect to any other matter which, pursuant to applicable law or the Company's bylaws, may require a special quorum at the relevant shareholders meeting.

      In accordance with the bylaws of the Company and the Amended and Restated Shareholders Agreement dated as of February 18, 1997 (the "New Shareholders Agreement"), Iusacell's Board of Directors consists of 21 members. The Series A shareholders have the right to appoint ten Series A Directors and their alternates, the Series B shareholders have the right to appoint nine Series B Directors and their alternates, the Series D shareholders have the right to appoint one Series D Director and an alternate and the Series L shareholders have the right to appoint one Series L Director and an alternate. Pursuant to the New Shareholders Agreement, Bell Atlantic and the Peralta Group each have the right to nominate two Series A Directors and their respective alternates and have agreed to vote their respective Series A shares to elect all such nominees. Bell Atlantic and the Peralta Group have also agreed to consult with each other to attempt to agree upon the remaining six Series A Directors and their alternates; in the absence of any such agreement, Bell Atlantic, as holder of a majority of the Series A Shares, has the right to nominate and elect such remaining Series A Directors and their alternates.

      The Company's bylaws provide that resolutions of the Board of Directors shall be valid when approved by a majority of the vote of the members present, including the favorable vote of at least one Series A Director and one Series B Director. As a result, the Directors nominated by Bell Atlantic have the power under the bylaws to approve, without the affirmative vote of any other Directors, all resolutions of the Board of Directors. The New Shareholders Agreement, however, grants the Peralta Group supermajority rights with respect to certain transactions. For actions of the Board of Directors, a "supermajority vote" means the affirmative vote of a majority of the members of the Board of Directors, including at least one Series A Director, one Series B Director and one Series D Director. The following transactions are subject to a supermajority vote by the Company's Board of Directors: (i) acquisitions of non-telecommunications businesses for a purchase price in excess of U.S.$30.0 million; (ii) certain acquisitions, joint ventures and mergers within the telecommunications business involving assets in excess of U.S.$100.0 million;
(iii) certain dispositions of assets for a consideration in excess of U.S.$30.0 million in any twelve month period; (iv) certain incurrences of indebtedness after January 1, 1998 in an amount exceeding U.S.$100.0 million in the aggregate within any twelve month period; (v) certain issuances of capital stock in an amount exceeding U.S.$50.0 million in the aggregate within any twelve month period; (vi) entering into, amending or terminating contracts with or for the benefit of certain affiliates of the Company, except for any renewals or extensions on substantially similar terms of certain consulting and seconded employee arrangements with Bell Atlantic affiliates; (vii) termination or disposition of any telecommunication transmission business with annual revenues of more than U.S.$10.0 million in each of the two most recent fiscal years; and
(viii) certain terminations of concessions relating to telecommunications operations.

      Since January 1, 1998, each of Bell Atlantic Latin America Holdings, Inc. ("BALAH") and Bell Atlantic International, Inc. ("BAII"), acting on behalf of itself, its affiliates and its transferees, and one member of the Peralta Group, acting on behalf of the Peralta Group and its transferees, have the right to cause Iusacell to facilitate two registered secondary public offerings of its shares, subject to certain minimum ownership requirements. In addition, since January 1, 1998, each of BALAH and BAII and such Peralta Group member has a one-time option to cause Iusacell to effect a six-month shelf registration of its shares. After one party's exercise of its registration rights, all other parties having registration rights may elect to include their shares in the offering. Any party holding registration rights may not exercise such rights during the 90-day period commencing on the effective date of any registration statement filed by Iusacell for a primary equity offering in which gross proceeds are expected to exceed U.S.$30.0 million. The New Shareholders Agreement also provides that if Iusacell registers any equity securities for a primary or secondary offering after January 1, 1998, it must permit BALAH and BAII and the Peralta Group (and anyone to whom they have transferred shares otherwise than in a public offering) to include their shares in such offering. Iusacell has agreed to bear all expenses of any of the above-described primary or secondary offerings (other than the fees of counsel to the holders of the registration rights). In addition, the Company has agreed not to effect any public sale or distribution of securities similar to those being registered during the period commencing 21 days prior to the effective date of a registration statement covering the registered securities and continuing until 90 days following such effective date.

ITEM 5. Nature of Trading Market

Shares and ADRs

      The Series D and L Common Shares (the "Shares") are listed on the Bolsa Mexicana de Valores, S.A. de C.V. (the "Mexican Stock Exchange"). The American Depositary Shares ("ADSs") representing such shares are listed on the New York Stock Exchange, Inc. (the "New York Stock Exchange" or "NYSE") under the symbols "CEL" and "CELD", respectively. The ADSs are evidenced by American Depositary Receipts ("ADRs") issued by the Bank of New York, as Depositary under a Deposit Agreement among the Company, the Depositary and the holders from time to time of ADRs.

      The following tables set forth for the period indicated the high, low and period end sales prices of the Series D and Series L Common Shares on the Mexican Stock Exchange as reported by the Mexican Stock Exchange, and the high, low and period end sales price of the Series D and Series L ADSs on the New York Stock Exchange as reported by the New York Stock Exchange beginning January 1, 1996 and ending December 31, 1997.

                         Mexican Stock Exchange (in Ps.)

Period                          High      Low       Close
------                          ----      ---       -----

Series D
First Quarter 1996             7.20       6.88      6.88
Second Quarter 1996            7.00       6.60      6.98
Third Quarter 1996               --        --         --
Fourth Quarter 1996            6.98       4.98      5.75

First Quarter 1997             7.10       4.90      7.10
Second Quarter 1997           11.00       7.12     11.00
Third Quarter 1997             9.70       9.70      9.70
Fourth Quarter 1997           12.66       9.00     12.66

Series L
First Quarter 1996             9.60       8.00      8.50
Second Quarter 1996           10.10       8.32      8.34
Third Quarter 1996             8.30       6.00      6.00
Fourth Quarter 1996            7.20       5.25      5.75

First Quarter 1997             9.34       6.80      8.48
Second Quarter 1997           14.00       8.48     14.00
Third Quarter 1997            14.80      13.50     14.00
Fourth Quarter 1997           17.24      13.00     17.24

                       New York Stock Exchange (in U.S.$)

Period                          High      Low      Close
------                          ----      ---      -----

Series D
First Quarter 1996             11.125     8.000     8.875
Second Quarter 1996            11.875     8.375     8.750
Third Quarter 1996              8.785     6.750     6.750
Fourth Quarter 1996             7.125     5.625     5.750

First Quarter 1997             12.375     7.000    10.375
Second Quarter 1997            19.250    10.250    18.375
Third Quarter 1997             20.188    15.000    17.938
Fourth Quarter 1997            22.500    15.750    21.688

Series L
First Quarter 1996             13.375    10.000    10.875
Second Quarter 1996            14.375     9.375    10.750
Third Quarter 1996             10.875     7.375     7.500
Fourth Quarter 1996             9.500     6.500     7.625

First Quarter 1997              9.750     5.500     8.375
Second Quarter 1997            15.250     8.375    14.750
Third Quarter 1997             16.000    11.000    12.500
Fourth Quarter 1997            16.000    10.750    15.250

      Trading on the Mexican Stock Exchange

      The Mexican Stock Exchange, which was founded in 1894 and has operated continuously since 1907, is located in Mexico City and is Mexico's only stock exchange. The Mexican Stock Exchange is organized as a corporation, and its shares are owned by Mexico's 32 operating brokerage firms. These firms are exclusively authorized to trade on the floor of the Mexican Stock Exchange.

      Trading of securities on the Mexican Stock Exchange is by open outcry on the floor of the exchange or through an automated system and takes place between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time, on each weekday other than public holidays. Lot sizes typically range from 1,000 to 100,000 shares. Brokerage firms are permitted to buy odd lots for their own account. The Mexican Stock Exchange publishes an official daily price list that includes price information for each listed security. The Mexican Stock Exchange operates a system of automatic suspension of trading in certain shares as a means of controlling excessive price volatility. Each day, a price band, with upper and lower limits, for such shares is established. If, during the day, a bid or offer in respect of a listed share is accepted at a price outside this band, trading in all shares issued by the issuer of such listed shares is automatically suspended for one hour. The automatic suspension system does not apply to equity securities which also trade in the form of depositary shares in markets (defined to include automated quotation systems) other than the Mexican Stock Exchange, unless otherwise authorized by the Comision Nacional Bancaria y de Valores (National Banking and Securities Commission, or "CNBV"). In addition, the Mexican Stock Exchange may also suspend trading of a security (including those not subject to the automatic suspension system described above) for up to five days if it determines that disorderly trading is occurring with respect thereto, which may be extended beyond five days if so approved by the CNBV.

      Settlement is effected two trading days after a share transaction is completed on the Mexican Stock Exchange. Deferred settlements, even if by mutual agreement, are not permitted without the approval of the CNBV. All securities traded on the Mexican Stock Exchange are on deposit with S.D. Indeval, S.A. de C.V. Institucion para el Deposito de Valores ("Indeval"), which commenced operations in 1979. Pursuant to the Ley del Mercado de Valores (the "Mexican Securities Market Law") of 1975, the only persons authorized to be shareholders of Indeval are Banco de Mexico, brokerage firms, securities specialists, stock exchanges, credit institutions, insurance and bonding companies. Indeval acts as a clearing house, depositary, custodian, settlement, transfer and registration institution for Mexican Stock Exchange transactions, eliminating the need for physical delivery of securities.

      The Mexican Stock Exchange is Latin America's second largest exchange in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets. As of December 31, 1997, 194 Mexican companies were listed on the Mexican Stock Exchange, excluding mutual funds. During 1997, the ten most actively traded equity issues represented approximately 57.3% of the total volume of the shares traded on the Mexican Stock Exchange, not including public offerings. Although there is substantial participation by the public in the trading of securities on the Mexican Stock Exchange, a major part of such activity reflects transactions of institutional investors. There is no formal over-the-counter market for securities in Mexico.

      Market Regulation and Registration Standards

      On April 28, 1995, the Ley de la Comision Nacional Bancaria y de Valores (the National Banking and Securities Commission Law) was enacted, which merged the former Mexican National Securities Commission with the Mexican National Banking Commission to create the CNBV, which now has supervisory jurisdiction over both banking and securities activities. The CNBV regulates the public offering and trading of securities and imposes sanctions on illegal use of privileged information. The CNBV regulates the Mexican securities market, the Mexican Stock Exchange and brokerage houses through a Board of Governors composed of 13 members, five of which are appointed by the Secretaria de Hacienda y Credito Publico (the Ministry of Finance and Public Credit, or the "Ministry of Finance").

      In order to offer securities to the public in Mexico, an issuer must meet certain qualitative and quantitative requirements, and only securities for which a listing application has been approved by the CNBV may be listed on the Mexican Stock Exchange. CNBV approval does not imply any kind of certification or assurance relating to the merits or the quality of the securities or the solvency of the issuer. In 1993, the CNBV published general rules to implement an intermediate securities market in addition to the current market operated by the Mexican Stock Exchange in order to permit less liquid issues and issuers with a lower capitalization to participate in a public securities market. The general rules of the CNBV divide the Securities Section of the Registro Nacional de Valores e Intermediarios (the National Registry of Securities and Intermediaries, or "RNVI") into two subsections, Subsection "A" and Subsection "B."

      In general, in order to become registered and maintain such registration in Subsection "A" of the RNVI, an issuer is required to meet more stringent qualitative and quantitative requirements than for Subsection "B." To become registered in Subsection "A," an issuer is generally required to have (i) at least three years of operating history (unless it is a holding company, in which case the holding company's principal subsidiaries must comply with this requirement); (ii) stockholders' equity of at least 125,000,000 unidades de inversion ("UDIs") which are inflation-indexed currency units (equivalent to Ps.250.0 million or U.S.$31.0 million as of December 31, 1997); (iii) profits for the last three years of operation taken as a whole; (iv) a public float of at least 15% of the capital stock on a fully diluted basis; and (v) as a result of its initial offering, at least 200 stockholders, with diversified individual participation with respect to the total amount of the offering. To maintain their registration in Subsection "A," issuers are required to have (i) stockholders' equity of at least 62,500,000 UDIs (equivalent to Ps.125.0 million or U.S.$15.5 million as of December 31, 1997); (ii) a public float of at least 12% of the capital stock on a fully diluted basis; and (iii) at least 100 stockholders, whose individual participation is diversified with respect to the total capitalization of the issuer, in accordance with the current market price for the securities. The CNBV has the authority to waive one or more of these requirements under certain circumstances.

      The requirements for registration in Subsection "B" of the RNVI are similar to those for registration in Subsection "A," except that the quantitative requirements are lower. The Mexican Stock Exchange carries out an annual review of each Subsection "A" issuer to determine if it continues to meet the eligibility requirements for registration in Subsection "A." The registration of the issuer's securities may be reclassified to Subsection "B" if the issuer does not meet the 64,500,000 UDI requirement (but meets the corresponding requirement for Subsection "B" (10,000,000 UDIs)) or, if as a result of a spin-off, the issuer does not meet the requirement for Subsection "A" but meets the requirements for Subsection "B". In other instances, where an issuer fails to comply with any of the requirements for either Subsection, as appropriate, the Mexican Stock Exchange may request such issuer to submit a correction program. If the program is not submitted or complied with by such issuer, such registration and the listing thereof with the Mexican Stock Exchange may be canceled by the CNBV. Securities which are offered outside of Mexico are required to be registered in the Special Section of the RNVI.

      Pursuant to the Mexican Securities Market Law, the CNBV must be notified before stockholders of a company listed on the Mexican Stock Exchange effect one or more simultaneous or successive transactions resulting in the transfer of 10% or more of such company's capital stock, other than on the Mexican Stock Exchange. The holders of the shares being transferred in such transactions are obligated to inform the CNBV of the results of the transactions within three days of completion of the last transaction, or that the transactions have not been completed. The CNBV will notify the Mexican Stock Exchange of such transactions, without specifying the names of the parties involved.

      Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements as well as various periodic reports with the CNBV and the Mexican Stock Exchange.

The Notes

      The Notes (as defined herein) are not currently listed on any securities exchange nor quoted through the National Association of Securities Dealers Automatic Quotation System ("NASDAQ").

ITEM 6. Exchange Control and Other Limitations Affecting Security-Holders

      Mexico abolished its exchange control system on November 11, 1991. Under the previous Mexican exchange control system established in 1982, Mexican residents and companies were entitled to purchase, and required to sell, foreign currencies for certain purposes at a controlled rate of exchange (the "Controlled Rate") that was established daily by Banco de Mexico. Transactions to which the Controlled Rate applied included payments for virtually all merchandise imports, revenues from virtually all merchandise exports, royalty payments and payments of principal, interest and related expenses with respect to indebtedness to foreign creditors registered with the Mexican government. For all transactions to which the Controlled Rate did not apply, foreign currencies could also be purchased, if they were available, at the then prevailing domestic free market rate for the type of transaction (the "Free Market Rate").

      From November 11, 1991 to October 20, 1992, Banco de Mexico permitted the Free Market Rate to fluctuate according to supply and demand within a moving band. In late December 1994, the Mexican government responded to exchange rate pressures first by increasing by 15% the upper limit of the Peso/Dollar exchange rate band and then, two days later, allowing the Peso to fluctuate freely against the Dollar. By December 31, 1994, the Peso/Dollar exchange rate, which had been Ps.3.4662 to $1.00 on December 19, 1994, was Ps.5.000 to $1.00. At
December 31, 1997, the Peso/Dollar exchange rate was Ps.8.0700 to $1.00.

      Fluctuations in the exchange rate between the Peso and the Dollar affect the Dollar equivalent of the Peso price of securities traded on the Mexican Stock Exchange, including the Shares and, as a result, are likely to affect the market price of the ADSs. The Peso devaluation most likely had a direct effect on the drop in the market price of the ADSs recorded after the devaluation. See "Item 5--Nature of Trading Market." Such fluctuations also would affect the Dollar conversion by the Depositary of any cash dividends paid in Pesos on Shares represented by ADSs. Fluctuations in the exchange rate can also affect the Company's operating results depending on the terms of its contractual arrangements and the effect of the fluctuation on the specific industries served by the Company.

      Except for the period from September through December 1982 during the Mexican liquidity crisis, Banco de Mexico consistently has made foreign currency available to Mexican private sector entities (such as the Company) to meet their foreign currency obligations. Nevertheless, in the event of renewed shortages of foreign currency, there can be no assurance that Banco de Mexico would continue to make foreign currency available to private sector companies or that foreign currency needed by the Company to service foreign currency obligations could be purchased in the open market without substantial additional cost.

      Foreign investment in capital stock of Mexican corporations in certain economic sectors, including cellular telephony, is regulated by the Foreign Investment Law and the regulations applicable thereto (the "Foreign Investment Regulations"). Under the Foreign Investment Law, foreign investment is defined in general as the participation of foreign investors in the capital stock of Mexican corporations, or investments made therein by Mexican corporations in which foreign capital has a majority participation, and the participation of foreign investors in certain activities regulated by the Foreign Investment Law. Foreign investors are defined as non-Mexican individuals, non-Mexican legal entities and foreign entities without legal personality. The Foreign Investment Commission and the National Registry of Foreign Investment of the SECOFI are responsible for the administration of the Foreign Investment Law and the Foreign Investment Regulations. In order to comply with restrictions on the percentage of their capital stock that may be owned by non-Mexican investors, Mexican companies typically limit particular classes of their stock to ownership by Mexican individuals and Mexican corporations in which foreign investment has a majority participation.

      As a general rule, the Foreign Investment Law allows foreign investment in up to 100% of the capital stock of Mexican companies except for those engaged in certain specified restricted industries, such as basic telephone service, where foreign investment control is limited to 49%. Foreign investment may, however, participate in a proportion in excess of 49% of the capital stock of a Mexican corporation engaged in the cellular telephone business with the advance approval of the Foreign Investment Commission. The Company has applied for and obtained such approval. In addition to the limitations on share ownership, the Foreign Investment Law and Foreign Investment Regulations require that Mexican shareholders retain the power to determine the administrative control and the management of Mexican corporations engaged in industries in which special restrictions as to foreign investment are applicable. Pursuant to the 1995 Telecommunications Law, concessions (including a concession for basic telephone service) may only be granted to Mexican individuals or Mexican companies where foreign investment does not exceed 49% (except that with respect to cellular telephony such percentage may be higher when approved by the Foreign Investment Commission).

      Under the Company's ByLaws, and as permitted by the approval mentioned above, the Shares of the Company are not restricted to Mexican ownership. Pursuant to the Company's ByLaws, the Series A shares must always represent at least 51% of the voting stock of Iusacell.

      Pursuant to the provisions of NAFTA, Mexico remains free to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors.

ITEM 7. Taxation

General

      The following is a general summary of certain anticipated U.S. federal and Mexican tax consequences of the ownership of the Notes, Shares or ADSs. The tax treatment of a holder of the Notes, Shares or ADSs may vary depending upon the particular situation of the holder. The following summary of U.S. federal income tax consequences is limited to investors who are U.S. Persons (as defined below) (except as explicitly provided below) who will hold the Notes, Shares or ADSs as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code") and whose "functional currency" within the meaning of Section 985 of the Code is the Dollar. Certain holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, holders that are not U.S. Persons, brokers-dealers and holders of 10% or more of the voting shares of the Company) may be subject to special rules not discussed below. The discussion below also does not address the effect of any United States state or local tax law on a holder of the Notes, Shares or ADSs. As used herein, the term "U.S. Person" means an individual who is a citizen or resident of the United States, a corporation organized in or under the laws of the United States or any state thereof, an estate or trust that is subject to United States federal income taxation without regard to the source of its income, and a trust, if both
(i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States persons have the authority to control all substantial decisions of the trust. In the case of a holder of Notes, Shares or ADSs that is a partnership for United States tax purposes, each partner will take into account its allocable share of income or loss from the Notes, Shares or ADSs, and will take such income or loss into account under the rules of taxation applicable to such partner, taking into account the activities of the partnership and the partner. The summary does not constitute, and should not be considered as, legal or tax advice to holders of the Notes, Shares or ADSs.

      The summary is for general information purposes only and is based upon the tax laws of the United States and Mexico as in effect on the date hereof, which are subject to change. Prospective purchasers of the Notes, Shares or ADSs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of Shares and ADSs, including, in particular, the effect of any foreign, state or local tax laws.

      Mexico and the United States have signed and ratified a Convention for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income and Protocols thereto (collectively, the "Tax Treaty"). The Tax Treaty is currently in effect and provisions of the Tax Treaty that may affect holders of Notes, Shares or ADSs are summarized below. Mexico has also executed double taxation treaties with other countries as well as agreements providing for the exchange of information with respect to tax matters, some of which are in force. The following summary does not take into account the effect of any such treaties. Holders must consult with their tax advisors as to their entitlement to the benefits afforded by the Tax Treaty.

      In general, for U.S. federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the owners of the Shares represented by those ADSs.

Taxation of Dividends

      U.S. Tax Considerations

      Dividends paid out of current or accumulated earnings and profits with respect to the L Shares and B Shares represented by the Shares or ADSs will be includible in the gross income of a holder that is a U.S. Person (a "U.S. holder"), as ordinary income when the dividends are received by the Depositary or by the U.S. holder of a certificated ADR and will not be eligible for any dividends received deduction otherwise allowable to corporations under Section 243 of the Code. To the extent that a distribution exceeds earnings and profits, it will be treated first as a return of the U.S. holder's basis to the extent thereof, and then as gain from the sale or disposition of a capital asset. Dividends paid in Pesos will be includible in the income of a U.S. holder in a Dollar amount calculated by reference to the exchange rate in effect on the day the Pesos are received by the Depositary or by the U.S. holder of a certificated ADR. U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Pesos received which are not converted into Dollars on the day the Pesos are received. Dividends generally will constitute foreign source "passive income" (or in the case of certain holders, "financial services income") for U.S. foreign tax credit purposes.

      Distributions of additional L Shares or B Shares to holders of Shares with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of the Company generally will not be subject to U.S. federal income tax.

      A holder of Shares or ADSs that is, with respect to the United States, not a U.S. holder (a "non-U.S. holder") generally will not be subject to U.S. federal income or withholding tax on dividends received on Shares or ADSs. Special rules may apply in the case of non-U.S. holders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or long-term residents of the United States, "controlled foreign corporations," "foreign personal holding companies," corporations which accumulate earnings to avoid U.S. Federal income tax, and certain foreign charitable organizations, each within the meaning of the Code, or (iii) certain non resident alien individuals who are present in the United States for 183 days or more during a taxable year. Such persons are urged to consult their tax advisors before purchasing Shares or ADSs.

      Mexican Tax Considerations

      Dividends, either in cash or in any other form, paid with respect to the Shares (including Series B Shares and Series L Shares represented by ADSs) will not be subject to any Mexican withholding or other tax, if the amount maintained in the "cuenta de utilidad fiscal neta" or "previously taxed net earnings account" ("CUFIN") exceeds the dividend payment to be made. However, if the Mexican corporation's CUFIN balance is less than the dividend payment then the Company will be required to pay a 34% income tax on the gross amount which exceeds such balance (calculated as the amount of such excess times 1.515).

Taxation of Interest Payments

      U.S. Tax Considerations

      Generally, payments of interest on a Note will be taxable to a U.S. holder as ordinary interest income at the time such payments are accrued or are received, in accordance with the U.S. holder's regular method of accounting for federal income tax purposes. Interest paid by the Company will constitute income from sources outside the United States, and with certain exceptions, will be "passive" or "financial services" income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a U.S. holder (as discussed below).

      A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on dividends received with respect to Notes. Special rules may apply in the case of non-U.S. holders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or long-term residents of the United States, "controlled foreign corporations," "foreign personal holding companies," corporations which accumulate earnings to avoid U.S. Federal income tax, and certain foreign charitable organizations, each within the meaning of the Code, or (iii) certain non resident alien individuals who are present in the United States for 183 days or more during a taxable year. Such persons are urged to consult their tax advisors before purchasing Notes.

      Interest paid on the Notes will constitute income from sources outside the United States, and, with certain exceptions, will be grouped together with other items of "passive" income, for purposes of computing the foreign tax credit allowable to a U.S. holder. If the interest payments are subject to a withholding tax imposed by a foreign country at a rate of 5 percent or more, the interest may be considered "high withholding tax interest" for purposes of computing the foreign tax credit. If a U.S. holder is predominantly engaged in the active conduct of a banking, insurance, financing or similar business, the interest may be considered "financial services income" for purposes of computing the foreign tax credit.

      A U.S. holder will be required to include foreign withholding taxes, if any, imposed on payments on a Note in gross income as interest income. Such treatment will be required regardless of whether, as will generally be true, the Company is required to pay additional amounts so that the amount of Mexican withholding taxes does not reduce the net amount actually received by the holder of the Note. Subject to certain limitations, a U.S. holder may be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for foreign income taxes withheld by the Company. A U.S. holder may be required to provide the Internal Revenue Service ("IRS") with a certified copy of the receipt evidencing payment of withholding tax imposed in respect of payments on the Notes in order to claim a foreign tax credit in respect of such foreign withholding tax.

      Mexican Tax Considerations

      Under Mexico's Income Tax Law (the "Income Tax Law"), payments of interest made by the Company in respect of the Notes to a foreign holder will be subject to a Mexican withholding tax assessed at a rate of 15% considering that the Notes have been (i) placed outside of Mexico through a bank or broker, and (ii) registered with the Special section of the Mexican Registro Nacional de Valores e Intermediarios. Pursuant to the Income Tax Law, during 1998, payments of interest made by the Company in respect of the Notes to a foreign holder will be subject to a reduced 4.9% Mexican withholding tax rate (the "Reduced Rate") if
(x) the effective beneficiary resides in a country which has entered into a treaty to avoid double taxation with Mexico which is in effect, (y) the requirements for the application of a lower rate established in the applicable treaty are satisfied and (z) the requirements set forth in (i) and (ii) above are satisfied.

      Notwithstanding the foregoing, pursuant to general rules issued by the Ministry of Finance and Public Credit (the "Reduced Rate Regulation"), payments of interest made by the Company to foreign holders with respect to the Notes will be subject to withholding taxes imposed at the Reduced Rate until March 1999 (or thereafter if, as has been the case in the past, the effectiveness of a rule equivalent to the Reduced Rate Regulation is extended), regardless of the place of residence or tax regime applicable to the foreign holder recipient of such interest, if (a) the requirements set forth in (i) and (ii) above are satified, (b) the Company timely files with the Ministry of Finance and Public Credit certain information relating to the issuance of the Notes and the corresponding Offering Memorandum, (c) the Company timely files with the Ministry of Finance and Public Credit after the date of each interest payment under the Notes, information representing that no party related to the Company (which is defined under the Reduced Rate Regulation as parties other than (x) shareholders of the Company that own, directly or indirectly, individually or collectively with related persons (within the meaning of the Reduced Rate Regulation) more than 10% of the voting stock of the Company, or (y) corporations more than 20% of the stock of which is owned directly or indirectly, individually or collectively, with related persons of the Company), directly or indirectly, is the effective beneficiary of 5% or more of the aggregate amount of each such interest payment, and (d) the Company maintains records which evidence compliance with (c) above.

      In the event the effectiveness of the Reduced Rate Regulation is not extended beyond March 1999, other reduced rates of Mexican withholding income tax may apply. In particular under the Tax Treaty, the rate would be reduced to 4.9% for certain holders that are residents of the United States (within the meaning of the Tax Treaty) under certain circumstances contemplated therein.

      Interest paid on Notes held by a non-Mexican pension or retirement fund will be exempt from Mexican withholding tax provided any such fund (i) has been duly incorporated as such pursuant to the laws of its country of origin, (ii) is exempt from income tax in such country, and (iii) has been registered with the Ministry of Finance and Public Credit for that purpose.

      Capital gains resulting from the sale or other disposition of the Notes by a foreign holder will not be subject to Mexican income of other taxes.

      There are no Mexican stamp, registration, or similar taxes payable by a foreign holder in connection with the purchase, ownership or disposition of the Notes. A foreign holder of Notes will be liable for Mexican estate, gift, inheritance or similar tax with respect to the Notes.

Taxation of Capital Gains

      U.S. Tax Considerations

      Gain or loss recognized by a U.S. holder on the sale or other disposition of the Notes, ADSs or Shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between such holder's basis in the Notes, ADSs or the Shares and the amount realized on the disposition. Such gain or loss will be treated as long-term capital gain or loss if the Notes, ADSs or Shares have been held for more than one year on the date of such sale or other disposition. Gain recognized by a U.S. holder on a sale or other disposition of Notes, ADSs or Shares, including gain that arises because the U.S. holder's basis in the Shares or the ADSs has been reduced because a distribution is treated as a return of capital rather than as a dividend, generally will be treated as U.S. source income for foreign tax credit purposes. Consequently, in the event Mexico imposes a tax on capital gains realized by a U.S. holder on a sale or other disposition of Notes, Shares or ADSs (see Mexican Tax Considerations), such U.S. holder may not be able to obtain a credit for such taxes against the U.S. holder's U.S. Federal income tax liability unless
(i) such gains are re-sourced as foreign source income under the Tax Treaty or
(ii) such holder can apply the credit against tax due on income from other foreign sources. Deposits and withdrawals of Shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. U.S. holders that withdraw any Shares should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Pesos received in respect of such Shares.

      A non-U.S. holder of Notes, Shares or ADSs will generally not be subject to U.S. federal income or withholding tax on gains realized on the sale of Notes, Shares or ADSs. Special rules may apply in the case of non- U.S. holders
(i) that are engaged in a U.S. trade or business, (ii) that are former citizens or long-term residents of the United States, "controlled foreign corporations," "foreign personal holding companies," corporations which accumulate earnings to avoid U.S. Federal income tax, and certain foreign charitable organizations, each within the meaning of the Code, or (iii) certain non resident alien individuals who are present in the United States for 183 days or more during a taxable year. Such persons are urged to consult their U.S. tax advisors before purchasing Notes, Shares or ADSs.

      Mexican Tax Considerations

      The sale or other disposition of ADSs by holders who are nonresidents of Mexico (as described below) will not be subject to Mexican tax. Deposits of Shares in exchange for ADSs and withdrawals of Shares in exchange for ADSs will not give rise to Mexican tax. Pursuant to the Tax Treaty, gain realized by qualifying U.S. Holders from the sale or other disposition of ADSs, even if the sale is not conducted through a recognized stock exchange or a highly exchangeable market, will not be subject to Mexican income tax except that Mexican taxes may apply if (i) 50% or more of the assets of the Company consist of immovable property situated in Mexico, (ii) such U.S. Holder owned 25% or more of the capital of the Company, directly or indirectly, during the 12-month period preceding such disposition, or (iii) the gain is attributable to a permanent establishment or fixed base of the U.S. Holder in Mexico.

      Gain realized by a nonresident of Mexico on the sale or other disposition of stock of a Mexican corporation (like the Company) through a recognized stock exchange or a highly exchangeable market is exempt from Mexican income tax if the stock is on the list of publicly traded shares published by the Ministry of Finance in the Official Gazette. The Shares are included on that list. Accordingly, gain realized by a nonresident holder on the sale or other disposition of Shares through a recognized stock exchange or a highly exchangeable market, such as the Mexican Stock Exchange and the New York Stock Exchange, is exempt from Mexican income tax.

      Under current law, gains realized by a nonresident holder on the sale or disposition of Shares not conducted through a recognized stock exchange or a highly exchangeable market generally are subject to a Mexican tax at a rate of 20% of the gross sale price. However, if the holder is a resident of a country which is not considered to be a low tax rate country (by reference to a list of low rate countries published by the Mexican Ministry of Finance and Public Credit), the holder may elect to designate a resident of Mexico as its representative, in which case the tax generally would be 30% of the gain on such disposition. Pursuant to the Tax Treaty, the gain realized by a U.S. holder from the sale or other disposition of Shares may not be subject to Mexican taxes if the applicable conditions contemplated by the Tax Treaty are met. Brokerage commissions paid in connection with transactions on the Mexican Stock Exchange are subject to a value added tax of 15%.

      For purposes of Mexican taxation, an individual is a resident of Mexico if he or she has established his or her home in Mexico, unless he or she has resided in another country for more than 183 calendar days during a year and can demonstrate that he or she had become a resident of that country for tax purposes. A Mexican citizen with his or her domicile in Mexico and a legal entity established under Mexican law are presumed to be residents of Mexico unless such person or entity can demonstrate otherwise. If a legal entity has a permanent establishment in Mexico, such permanent establishment shall be required to pay taxes in Mexico in accordance with relevant tax provisions.

      Other Mexican Taxes

      There are no inheritance or succession taxes applicable to the ownership, transfer or disposition of ADSs or Shares. There are no Mexican stamp, issuer, registration or similar taxes or duties payable by holders of ADSs or Shares.

      Treaties to prevent double taxation have been executed between Mexico and several countries. This summary does not discuss the effects of the treaties entered into by, or effective with respect to, Mexico.

Information Reporting and Backup Withholding

      Each U.S. payor making payments in respect of Shares or ADSs will generally be required to provide the IRS with certain information, including the name, address and taxpayer identification number of the beneficial owner of Notes, Shares or ADSs, and the aggregate amount of interest and dividends paid to such beneficial owner during the calendar year. These reporting requirements, however, do not apply with respect to certain beneficial owners, including corporations, securities broker-dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts.

      In the event that a beneficial owner of Notes, Shares or ADSs fails to establish its exemption from such information reporting requirements or is subject to the reporting requirements described above and fails to supply its correct taxpayer identification number in the manner required by applicable law, or underreports its tax liability, as the case may be, the U.S. payor making payments in respect of Notes, Shares or ADSs may be required to "backup" withhold a tax equal to 31% of each payment with respect to Notes, Shares or ADSs. This backup withholding tax is not an additional tax and may be credited against the beneficial owner's U.S. Federal income tax liability if the required information is furnished to the IRS. For those non-U.S. holders who are not exempt recipients, compliance with the identification procedures contained in IRS Form W-8 will establish an exemption from information reporting and backup withholding.

ITEM 8. Selected Financial Data

      The following tables present selected consolidated financial information for Iusacell and its consolidated subsidiaries. This information has been derived from, and should be read in conjunction with, the audited consolidated financial statements of Iusacell as of December 31, 1997 and 1996 and for the years ended December 31, 1997, 1996 and 1995 (the "Consolidated Financial Statements") appearing elsewhere in this Annual Report.

      The financial statements have been prepared in accordance with Mexican GAAP, which differs in significant respects from U.S. GAAP. Pursuant to Mexican GAAP, the financial statements and the selected financial data set forth below have been prepared in accordance with Bulletin B-10 of the Mexican Institute of Public Accountants, as amended ("Bulletin B-10"), which provides for the recognition of certain effects of inflation. Until December 31, 1996, Bulletin B-10 required the Company to restate nonmonetary assets at current replacement cost, to restate nonmonetary liabilities using the Indice Nacional de Precios al Consumidor (the "INPC" or National Consumer Price Index), to restate the components of shareholders' equity using the INPC and to record gains or losses in purchasing power from holding monetary liabilities or assets. Beginning on January 1, 1997, Bulletin B-10 now requires the Company to restate nonmonetary assets (other than inventory) using the INPC. Bulletin B-10 also requires restatement of all financial statements to constant Pesos as of the date of the most recent balance sheet presented. Accordingly, all data in the financial statements and in the selected financial data set forth below have been restated in constant Pesos as of December 31, 1997. See Note 4 to the Consolidated Financial Statements. The effect of these inflation accounting principles has not been reversed in the reconciliation to U.S. GAAP. Note 19 to the Consolidated Financial Statements contains a reconciliation of the Company's net income and stockholders' equity to U.S. GAAP.

      The Dollar amounts provided below are translations from the Peso amounts, solely for the convenience of the reader, at the Noon Buying Rate for December 31, 1997 of Ps.8.0700 to U.S.$1.00. These translations should not be construed as representations that the Peso amounts actually represent such Dollar amounts or could be converted into Dollars at the rate indicated as of any dates mentioned herein.

                                                                    As of and for the Year Ended December 31,
                                           -----------------------------------------------------------------------------------------
                                                1993            1994          1995           1996           1997           1997
                                           -------------  -------------  -------------  -------------  -------------  --------------
                                                (Millions of constant December 31, 1997 Pesos, except ratios            (Millions of
                                                                 and subscriber data)(1)                               U.S. dollars,
                                                                                                                       except ratios
                                                                                                                           and
                                                                                                                        subscriber
                                                                                                                          data)(2)
Income Statement Data:
Revenues:
  Services................................ Ps. 1,559,446  Ps. 2,177,833  Ps. 1,756,274  Ps. 1,591,637  Ps. 1,543,132  U.S.$ 191,218
  Telephone equipment sales
    and other ............................       139,411        297,104        312,936        256,728        317,354         39,325
                                           -------------  -------------  -------------  -------------  -------------  -------------
    Total ................................     1,698,857      2,474,937      2,069,210      1,848,365      1,860,486        230,543
Cost of sales:
  Cost of services .......................       383,962        632,917        643,895        583,533        514,215         63,719
  Cost of telephone
    equipment and other ..................       123,183        146,078        173,690        143,129        201,447         24,962
                                           -------------  -------------  -------------  -------------  -------------  -------------
    Total ................................       507,145        778,995        817,585        726,662        715,662         88,681
Gross profit .............................     1,191,712      1,695,942      1,251,625      1,121,703      1,144,824        141,862
Operating expenses .......................       682,844      1,053,625        913,943        800,763        743,777         92,166
Depreciation & amortization ..............       262,833        634,065        728,100        657,314        581,926         72,110
Operating profit (loss) ..................       246,035          8,252       (390,418)      (336,374)      (180,879)       (22,414)
Integral financing cost
(gain):
 Interest expense, net ...................       321,270        221,812        188,354        305,573        248,200         30,756
 Foreign exchange (gain)
  loss, net ..............................        20,559        570,389        766,614        (67,531)        48,464          6,005
 Gain on net monetary
  position ...............................      (131,604)       (54,326)      (545,261)      (378,659)      (292,724)       (36,273)
  Financing cost incurred in
  the acquisition of Regions
  5, 6 and 7 .............................       253,269              0              0              0              0              0
                                           -------------  -------------  -------------  -------------  -------------  -------------
    Total ................................       463,494        737,875        409,707       (140,617)         3,940            488
 Equity participation in net
 income (loss) of associated
 companies ...............................         7,971          3,369        (42,554)        (6,516)       157,688         19,540
Other income .............................         3,955              0              0              0              0              0
Income (loss) from
continuing
 operations before asset tax,
 employee profit sharing,
 minority interest and
 extraordinary item ......................      (205,533)      (726,254)      (842,679)      (202,273)       (27,131)        (3,362)
Provisions for:
  Asset tax ..............................        24,904         35,292         31,630         38,267         45,335          5,618
  Employee profit sharing ................             0            704          2,263              0              0              0
                                           -------------  -------------  -------------  -------------  -------------  -------------
    Total ................................        24,904         35,996         33,893         38,267         45,335          5,618
Income (loss)
  before minority
  interest and
  extraordinary item .....................      (230,437)      (762,250)      (876,572)      (240,540)       (72,466)        (8,980)
Minority interest ........................         7,476             49         40,258          3,456            207             26
                                           -------------  -------------  -------------  -------------  -------------  -------------
Income (loss) before
 extraordinary item ......................      (222,959)      (762,201)      (836,314)      (237,084)       (72,259)        (8,954)
Extraordinary item(3) ....................             0              0              0       (157,850)             0              0

Net income (loss)......................... Ps.  (222,959) Ps.  (762,201) Ps.  (836,314) Ps.  (394,934) Ps.   (72,259) U.S.$  (8,954)
                                           =============  =============  =============  ============== =============  =============
U.S. GAAP:(4)
Total revenues............................ Ps. 1,698,857  Ps. 2,474,937  Ps. 2,069,210  Ps. 1,949,598     1,946,988   U.S.$ 241,262
Operating profit (loss)...................       246,035          8,252       (390,418)      (691,848)   (1,240,538)       (153,722)
                                           -------------  -------------  -------------  -------------  -------------  -------------
Net Income (loss)......................... Ps.  (102,415) Ps.  (744,812) Ps.  (394,912) Ps.  (154,094)     (679,030)  U.S.$ (84,142)

                                                                    As of and for the Year Ended December 31,
                                           -----------------------------------------------------------------------------------------
                                                1993            1994          1995           1996           1997           1997
                                           -------------  -------------  -------------  -------------  -------------  --------------
                                                (Millions of constant December 31, 1997 Pesos, except ratios            (Millions of
                                                                 and subscriber data)(1)                               U.S. dollars,
                                                                                                                       except ratios
                                                                                                                           and
                                                                                                                        subscriber
                                                                                                                          data)(2)
Balance Sheet Data:

Mexican GAAP:
Working capital...................   Ps.  213,518    Ps. (414,766)  Ps.(1,570,339)  Ps.(1,771,866)    Ps. (260,486)    U.S.$(32,278)
Property & equipment, net ........      3,124,070       4,866,180       4,659,763       3,595,776        3,014,660          373,564
Total assets .....................      6,888,192       8,575,635       7,920,799       6,480,760        6,675,195          827,162
Total debt .......................      2,053,463       1,571,191       1,804,648       1,527,180        2,221,500          275,279
Stockholders' equity .............      4,449,566       6,102,675       4,770,538       3,624,574        3,328,343          412,434

U.S. GAAP:(4)
Working capital ..................            N/A             N/A       1,817,766      (1,900,736)        (419,878)         (52,030)
Property & equipment, net ........      3,124,070       4,866,180       4,659,763       3,595,776        3,014,660          373,564
Total assets .....................      6,835,172       8,548,825       8,625,674       7,206,409        7,338,439          909,348
Total debt .......................      2,053,463       1,571,191       1,804,648       1,527,180        2,221,500          275,279
Stockholders' equity .............      4,383,041       5,907,189       4,034,722       3,275,157        3,279,486          406,380

Subscriber Data:

POPs .............................     60,301,858      61,464,945      63,447,714      64,782,192       66,076,930
Subscribers(5)
  Contract .......................        127,361         194,723         208,802         159,144          199,964
  Prepay .........................              0               0           1,399          73,762          200,159
                                       ----------      ----------      ----------      ----------       ----------
    Total ........................        127,361         194,723         210,201         232,906          400,123
Gross subscriber additions .......         68,551         117,539         103,733         119,968          167,217
Average subscribers(6) ...........        121,100         161,042         202,462         221,554          387,765
Contract churn(7) ................           3.66%           2.67%           3.62%           4.28%            2.95%
Penetration(8) ...................           0.21%           0.32%           0.33%           0.36%            0.61%
Average monthly MOUs per
subscriber(9) ....................            211             179             140             118              100
Nominal average monthly
 revenue per subscriber(10) ......   Ps.      638    Ps.      595   Ps.       464   Ps.       492     Ps.      495

----------
(1) Pursuant to Mexican GAAP, financial data for all periods in the financial statements included herein have, unless otherwise indicated elsewhere herein, been restated in constant December 31, 1997 pesos. Restatement into December 31, 1997 Pesos is made by multiplying the relevant nominal Peso amount by the inflation index for the period between the end of the period to which such nominal peso amount relates and December 31, 1997. The inflation index used in this Annual Report for 1993 figures is 2.4041, for 1994 figures is 2.2457, for 1995 figures is 1.4778 and for 1996 is 1.1572.
(2) Peso amounts were converted to U.S. dollars at the exchange rate of Ps.8.0700 per U.S.$1.00 reported by the Federal Reserve Bank of New York as its noon buying rate for Pesos on December 31, 1997. Such conversions should not be construed as representations that the Peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.
(3) For 1996, the extraordinary item represents restructuring expenses associated with the reorganization of and change in management control of the Company, the write-off of certain obsolete network equipment and an additional reserve for doubtful accounts.
(4) See Note 19 to the Consolidated Financial Statements and "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations--U.S. GAAP Reconciliation" for a discussion of certain differences between U.S. GAAP and Mexican GAAP.
(5) Subscribers refers to the Company's subscribers in its operating regions at the end of the respective periods. A prepay customer is included as a subscriber if, at the end of the period, the customer's card has not yet expired.
(6) Average subscribers represents the rolling monthly average number of subscribers for the respective periods.
(7) Contract churn for a given period is calculated by dividing for each month in that period the total number of contract subscribers disconnected in such month by the number of contract subscribers at the beginning of such month and dividing the sum of the resulting quotients for all months in such period by the number of months in such period. For a discussion of prepay turnover, see "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations--Increase in Prepay Subscriber Base"
(8) Penetration represents the end of period subscribers divided by the end of period POPs.
(9) Average monthly MOUs (minutes of use) per subscriber is calculated by dividing the total minutes of use for the respective period by the number of average subscribers for the respective period dividing the result by twelve.
(10) Nominal average monthly cellular revenue per subscriber is calculated by dividing the total cellular service revenue for the respective period by the average number of subscribers for the respective period and dividing the quotient by twelve.

Exchange Rates

      The following table sets forth, for the periods indicated, the period-end, average, high and low free market rate or, as the case may be, Noon Buying Rate, all expressed in nominal Pesos per U.S. Dollar. The Noon Buying Rate at December 31, 1997 and at June 25, 1998 was Ps.8.0700 and Ps. 8.9950, respectively, per U.S.$1.00.

                                          Free Market/Noon Buying Rate(1)
                                    --------------------------------------------
       Year Ended December 31,        High       Low    Average(2)   Period End
       -----------------------      --------  --------  ---------   ------------
1993.............................     3.240     3.094     3.109        3.108
1994.............................     5.750     3.105     3.479        5.000
1995.............................     8.050     5.270     6.526        7.740
1996.............................     8.045     7.325     7.635        7.881
1997.............................     8.410     7.717     7.917        8.070

----------
(1) Source: Banco de Mexico through November 7, 1993; Federal Reserve Bank of New York since November 8, 1993. The Federal Reserve Bank of New York commenced publication of the Noon Buying Rate on November 8, 1993.
(2)   Average of month-end rates.

      Fluctuations in the exchange rate between the Peso and the U.S. Dollar will affect the ability of the Company to meet its U.S. Dollar-denominated obligations.

      The Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert pesos to U.S. Dollars, no assurance can be given that the Mexican government will not institute a restrictive exchange control policy in the future. Any such restrictive exchange control policy could adversely affect the Company's ability to make payments in U.S. Dollars, and could also have a material adverse effect on the Company's business, financial condition and results of operations.

ITEM 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

All peso amounts discussed herein are presented in thousands of constant December 31, 1997 pesos in accordance with Mexican GAAP.

General

      The following discussion and analysis is intended to facilitate an understanding and assessment of significant changes and trends in the historical results of operations and financial condition of the Company and factors affecting the Company's financial resources. It should be read in conjunction with the audited consolidated financial statements as of December 31, 1996 and 1997 and for the fiscal years ended December 31, 1995, 1996 and 1997 (the "Consolidated Financial Statements") and the notes thereto appearing elsewhere in this Annual Report. The Consolidated Financial Statements have been prepared in accordance with Mexican GAAP, which differs in significant respects from U.S. GAAP. Note 19 to the Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to the Company, and a reconciliation to U.S. GAAP of the Company's net income and total stockholders' equity as of and for the years ended December 31, 1995, 1996 and 1997.

      As a Mexican company, Iusacell maintains its financial records in Pesos. Pursuant to Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information," and Bulletin B-12, "Statement of Changes in Financial Position," issued by the Mexican Institute of Public Accountants, the Company's financial statements are reported in period-end Pesos to adjust for the interperiod effects of inflation. The presentation of financial information in period-end, or constant, currency units is intended to eliminate the distorting effect of inflation on the financial statements and to permit comparisons across comparable periods in comparable monetary units. Bulletin B-10 requires the Company to restate nonmonetary assets (other than inventory), nonmonetary liabilities and the components of stockholders' equity using the INPC. The effects of these inflation accounting principles have not been eliminated in the reconciliation to U.S. GAAP. See Note 19 to the Consolidated Financial Statements.

      Except where otherwise indicated, financial data for all periods in the Consolidated Financial Statements and throughout this Annual Report have been restated in constant Pesos as of December 31, 1997, in accordance with the fifth amendment to Bulletin B-10. References in this Annual Report to "real" amounts are to inflation-adjusted Pesos and references to "nominal" amounts are to unadjusted historical Pesos. In calendar years 1995, 1996 and 1997, the rates of inflation in Mexico, as measured by changes in the INPC, were 52.0%, 27.7% and 15.7%, respectively. The inflation index used for 1995 figures is 1.4778 and for 1996 figures is 1.1572.

      In reporting under Mexican GAAP and in accordance with Bulletin B-10, the Company is required to quantify all financial effects of operating and financing the business under inflationary conditions. For presentation purposes, "integral financial cost (gain)" refers to the combined financial effects of: (i) net interest expense or interest income; (ii) net foreign exchange gains or losses; and (iii) net gains or losses on monetary position. Net foreign exchange gains or losses reflect the impact of changes in foreign exchange rates on assets and liabilities denominated in currencies other than Pesos. A foreign exchange loss arises if a liability is denominated in a foreign currency which appreciates relative to the Peso between the time the liability is incurred and the date it is repaid, as the appreciation of the foreign currency results in an increase in the amount of Pesos which must be exchanged to repay the specified amount of the foreign currency liability. The gain or loss on monetary position refers to the gains and losses realized from holding net monetary assets or liabilities and reflects the impact of inflation on monetary assets and liabilities. For example, a gain on monetary position results from holding net monetary liabilities in Pesos during periods of inflation, as the purchasing power of the Peso declines over time.

Devaluation and Inflation

      On December 20, 1994, the Mexican government responded to exchange rate pressures by increasing the upper limit of the then existing free market Peso/US dollar exchange rate band by 15% and, two days later, by eliminating the band to allow the Peso to fluctuate freely against the U.S. dollar. This resulted in a major devaluation of the Peso relative to the U.S. dollar. Where the Noon Buying Rate had been Ps.3.4662 to U.S.$1.00 on December 19, 1994, by December 31, 1994 the Noon Buying Rate had fallen to Ps.5.0000 to U.S.$1.00, representing a 44.3% devaluation. The Peso continued to decline against the U.S. dollar during 1995, closing at a Noon Buying Rate of Ps.7.7400 to U.S.$1.00 on December 31, 1995, which represented a 54.8% devaluation relative to the U.S. dollar for the year. In 1996, the Peso revalued as compared to the U.S. Dollar during the first half of the year, but closed at Ps.7.8810 to U.S.$1.00 at December 31, 1996, representing a 1.8% decline of the Peso as compared to December 31, 1995. The Peso also revalued as compared to the U.S. dollar for the first three quarters of 1997, but closed at Ps.8.0700 to U.S.$1.00 at December 31, 1997, representing a 2.4% decline of the Peso as compared to December 31, 1996. Cumulatively, the value of the Peso has declined 132.8% and 4.3% from December 19, 1994 and December 31, 1995, respectively, to December 31, 1997. On June 25, 1998, the Noon Buying Rate was Ps.8.9950 to U.S.$1.00.

      The Mexican government's response to this devaluation and ensuing high levels of inflation was to enact a series of fiscal and monetary measures which, among other things, restricted credit and the money supply, raised prices for public goods and services, and restricted federal spending. As a result, the Mexican economy experienced a recession in 1995: GDP contracted by 6.2% in 1995, although it has since grown by 5.1% in 1996 and 7.0% in 1997.

      Impact on the Company's Results of Operations

      The general economic conditions in Mexico resulting from the devaluation of the Peso and the resulting inflation have had an overall negative impact on the Company's results of operations primarily as a result of the following factors:

      (i) The devaluation resulted in a significant decrease in the purchasing power of Mexican consumers, resulting in a decrease in the demand for cellular telephony.

      (ii) Due to competitive market conditions and the overall state of the Mexican economy, until mid-1997 the Company was not able to increase its prices in line with the significant inflation in the economy.

      (iii) The significant inflation led to an upward restatement of the Company's assets and, therefore, resulted in a substantial increase in depreciation and amortization expense in 1995, which had an adverse impact on the Company's earnings. In 1996, while there was still significant inflation, depreciation and amortization expense decreased as the result of a substantial reduction in capital expenditures and the reduction in the carrying value of dollar-acquired non-monetary assets in accordance with the rules of the Mexican Stock Exchange (which in turn resulted from the fact that the rate of inflation exceeded that of devaluation). Depreciation and amortization also decreased in 1997 as capital expenditures did not substantially increase until the second half of the year and as a result of the reduction in the carrying value of dollar-acquired non-monetary assets in accordance with the rules of the Mexican Stock Exchange as the rate of inflation again exceeded that of devaluation.

      (iv) The significant devaluation of the Peso as compared to the U.S. dollar in 1995 resulted in the recording of exchange losses given the Company's net U.S. dollar liability position. In 1996 and 1997, the Company recorded a gain because of the appreciation of the Peso against the U.S. dollar during a significant portion of the year.

      (v) A portion of the Company's costs and expenses (e.g., depreciation and amortization and interest expense) is denominated in U.S. dollars or calculated on the basis of pesos/U.S. dollar devaluation, while almost all of the Company's revenues are denominated in Pesos, which, in a period of Peso devaluation, had a negative impact on the Company's margins.

      Impact on the Company's Financial Condition

      The general economic conditions in Mexico resulting from the devaluation of the Peso and the resulting inflation have had an overall negative impact on the Company's financial condition as a result of the following factors:

      (i) The majority of the Company's indebtedness is denominated in U.S. dollars. As a result, the Peso carrying amount of such debt increased to reflect the additional Pesos required to meet such foreign liabilities.

      (ii) Whenever the inflation rate exceeds the rate of devaluation, as was the case in 1996 and 1997, the carrying value of the Company's assets purchased in foreign currencies will be reduced. This is because, assuming the foreign currency value of a given asset remains unchanged between periods, the value of such asset for the prior period is restated upwards using the inflation rate, while the valuation of such asset for the current period is restated using a foreign exchange rate which increased at a lower rate.

Increase in Prepay Subscriber Base

      In June 1996, the Company introduced its Control Plus prepay program in response to economic conditions in Mexico and to a prepay cellular card program offered by Telcel. In September 1997, the Company introduced in Region 9 its next-generation, automated VIVA prepay program which, by the end of 1998, will completely replace Control Plus in all the Company's markets.

      The Control Plus and VIVA programs have been extremely popular, with prepay customers increasing from an insignificant percentage of the Company's subscriber base in June 1996 (14,675 subscribers) to 31.7% at December 31, 1996 (73,762 subscribers) and to 50.0% at December 31, 1997 (200,159 subscribers). Prepay customers comprised 76.9% of the Company's new subscriber base growth in 1997 and the Company expects that prepay customers will continue to comprise the substantial majority of new subscriber base growth. As a result, the Company expects that the percentage of its customers who subscribe to cellular service on a prepay basis will continue to increase.

      In 1996, the Company experienced a 18.3% reduction in the number of contract customers, who generate higher average revenue per subscriber than do prepay customers. Many of these contract customers migrated to the Company's prepay program, resulting in lower revenues and cash flow from these customers. In 1997, the Company experienced a 25.6% increase in the number of contract customers, with minimal migration by contract customers to prepay programs. The Company anticipates further growth in the number of contract subscribers.

      Prepay customers, on average, have substantially lower minutes of use than contract customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per customer -- even though prepay plans involve higher per minute airtime charges than the average contract plan. Consequently, as the percentage of prepay customers to the Company's total subscribers continues to increase, the Company expects that average minutes of use per customer and average monthly revenues per customer will continue to decrease.

Digitalization

      In December 1997, the Company entered into an agreement with subsidiaries of Lucent Technologies, Inc. to swap-out its existing analog network for a Lucent analog network overlaid with a CDMA digital network. Since the Company will receive a trade-in credit from Lucent for the book value of the swapped-out network equipment, under U.S. GAAP the Company will not be required to write off any of such swapped-out assets.

      Digital and dual-mode (i.e., digital-analog) handsets are substantially more expensive than analog handsets. As a result, the Company expects that the subsidies it provides for handsets will also increase as the Company migrates a portion of its analog customers to digital service and subscribes new digital customers. These new digital customers will be contract subscribers, since the Company does not intend to offer a digital prepay product in the near term.

Local Telephony in the 450 MHz Frequency Band

      The Company has experienced substantial delays in obtaining the necessary governmental approvals for its full scale commercial launch of local wireless service in the 450 MHz frequency band. The SCT never approved the technical and economic plans for such service, which the Company first submitted to the SCT in November 1994. In June 1997, however, the SCT and the Company reached agreement on a process by which the Company could obtain a concession issued and recognized by the SCT to provide local wireless service in the 450 MHz frequency band. Under this agreement, Iusacell would convert and consolidate certain of its existing concessioned radiotelephony frequencies into 450 MHz spectrum in Regions 4, 5, 6, 7 and 9 and would have a right of first refusal to acquire the concessions to provide local wireless service in such regions over such frequencies at prices derived from the prices of the winning bids in the auctions for 450 MHz and 1.9 GHz (PCS) frequency bands, which concluded in May 1998. Based on the results of these auctions, Iusacell would be required to pay approximately US$2.25 million for such concessions, in addition to the coverage/build-out requirements relating thereto, which have not yet been defined by the SCT and COFETEL and may be substantial.

      As a result of the delays experienced by the Company and the uncertainty relating to the Company's ability, at a commercially reasonable cost, to implement full scale local wireless service in the 450 MHz frequency band, the Company is exploring alternatives for providing local telephony service, including fixed or limited zone wireless service in the 800 MHz (cellular) band in Regions 5, 6,7 and 9 and in the 1.9 GHz (PCS) band in Regions 1 and 4. At this time, however, the Company has no made a decision as to whether it will acquire the concessions to provide local wireless telephony in Regions 4, 5, 6, 7 and 9 over the 450 MHz frequency band or whether it will, in addition or substitution therefor, pursue an alternative means to provide local telephony services. If the Company were to determine not to continue to pursue local wireless service in the 450 MHz frequency band, the Company would record substantial non-cash losses.

      Since the Company has determined to swap-out its existing analog cellular network for a Lucent analog-digital cellular network, less than 10% of the fixed assets currently employed in the Company's 450 MHz trial service could be used in its cellular operations (with the cost of each such asset being depreciated over its remaining useful life). If such remaining fixed assets are sold for less than their book value, the Company would be required to write off such assets to the extent of the deficiency between their book value and the sale proceeds. At December 31, 1997, the book value of the fixed assets (including capitalized interest) deployed in the Company's 450 MHz local wireless service totaled Ps.643.6 million (U.S.$79.7 million).

      In addition, if the Company were to discontinue the 450 MHz local wireless project, Iusacell would also be required to write off the pre-operating expenses (net of pre-operating revenues) from the project that the Company has been capitalizing in accordance with Mexican GAAP. At December 31, 1997, a total of Ps. 246.9 million (U.S.$ 30.6 million) of such capitalized pre-operating expenses (net of pre-operating revenues) for the 450 MHz local wireless project were included in "Other assets" on the Company's balance sheet.

      Between the write-off of fixed assets (assuming 90% of them were not able to be used or sold) and the write-off of net capitalized pre-operating expenses, the Company's total non-cash loss in the event of a discontinuation of the 450 MHz local wireless project would have been Ps.826.1 million (U.S.$102.4 million) at December 31, 1997. See Note 18 to the Consolidated Financial Statements.

      The Company was party to certain agreements regarding the supply and servicing of equipment for its 450 MHz local wireless service. These agreements terminated in 1997, and there could be substantial costs arising from the termination of these agreements in addition to the non-cash losses described above. In addition, the Company could be required to write off some or all of a U.S.$15 million advance made in 1994 in respect of network infrastructure that was never ordered to the extent such advance is not refunded to the Company. See "Item 3--Legal Proceedings." Finally, the Company could be required to purchase approximately U.S.$2.1 million in handsets that were ordered and manufactured but not yet paid for or delivered.

Year 2000 Compliance

      The Company has initiated a company-wide program to identify and address the impact of the onset of the Year 2000 on its operations. This program includes steps to (i) identify hardware and equipment issues and to identify each item of firmware and each software application or element thereof that will require modification or replacement to correctly process and store dates and date-related data prior to, through and subsequent to January 1, 2000, (ii) develop a plan for any such required modification or replacement, (iii) implement such corrective action plan, and (iv) test the modified or replaced application.

      The Company has substantially completed the identification of the scope of its Year 2000 problem. The Company expects that all the required modifications or replacements will be implemented by the first half of 1999 and that testing will be conducted throughout the remainder of 1998 and 1999. A number of the necessary changes are being made as part of larger systems upgrades or replacements; in particular, the replacement of the Company's existing analog cellular network with a new analog and digital cellular network and the replacement of the Company's several existing billing systems with a new single convergent billing and customer care system.

      While the Company believes that it is taking appropriate and timely steps to ensure Year 2000 compliance, its operations are dependent on vendor and third party compliance to some extent. The Company is requiring all its equipment, systems and software vendors to represent and warrant that the services and products provided are, or will be, Year 2000 compliant on a timeline consistent with the Company's objectives. However, the Company cannot provide any assurance that all significant third parties will implement timely corrective measures necessary on their part to prevent disruption of the Company's services. In that event, the Company will implement contingency plans to minimize and eliminate such disruption.

      For the years 1998 and 1999, the Company's preliminary estimate is that total costs ranging between Ps. 72.6 million and Ps. 121.1 million will be incurred to prepare its equipment and its software applications for Year 2000.

These costs are associated with both internal and external staffing resources, a portion of which will not be incremental, but rather will represent the redeployment of existing information technology resources. However, because of the complexity of the issue and possible unidentified risks, actual costs may vary from this estimate. Failure by the Company or vendors to complete the Year 2000 corrective work in a timely manner could result in a disruption of the Company's services and could have an adverse effect on the Company's future financial results.

Other Material Trends and Contingencies

      The Company's financial condition and results of operations could also be materially affected by the following events and developments:

      Negative Economic Conditions

      The Asian financial crisis which began in October 1997, together with the recent weakness in the price of oil, Mexico's principal export, have contributed to renewed weakness in the Peso. From October 24, 1997, the day prior to the collapse of Malaysia's currency, the Noon Buying Rate of the Peso has declined from Ps. 7.8400 per U.S.$1.00 to Ps. 8.9950 per U.S.$1.00 on June 25, 1998,
representing a 14.73% devaluation relative to the U.S. dollar in less than eight months. The price of Mexican crude oil has declined from a blended rate of U.S.$16.06 per barrel in November 1997 to U.S.$9.67 per barrel in March 1998. The Mexican government has responded to revenue shortfalls from the oil sector with new cutbacks in federal spending. Recent press reports also suggest that consumer spending, which had been recovering through the first quarter of 1998, may have suffered a setback. Although the exact correlation between general government and consumer spending and wireless telephony purchases and usage in Mexico is unknown, these economic conditions may negatively affect the Company's subscriber growth rate and the willingness of the Company's consumers to use their phones, negatively affecting average monthly revenues per subscriber. These economic conditions may also negatively impact the availability and cost of funds in the capital markets.

      Price Increases and Rollbacks

      The Company has attempted to exercise price leadership in the Mexican cellular market, with a strategy of having its prices keep pace with inflation if economic and competitive conditions permit. During the first half of 1997, this strategy was effectively implemented through weighted average price increases of 15% in April 1997 for the per minute airtime price on its contract and prepay plans, and 8.3% in May 1997 for the fixed monthly charge on all its contract plans. See "Item 1--Description of Business--Marketing Strategy--Pricing." In October 1997, however, the Company initiated pricing discounts of between 25% and 50% for the cost of incoming cellular calls, in response to pricing actions by Telcel and as a means of boosting traffic volumes, and ultimately average revenue per subscriber. Moreover, in October 1997 the Company adjusted airtime prices downward by 4.6% on a weighted average basis and in November 1997 further decreased airtime charges on its Ganador plan by 1.0%, in each case in order to maintain competitiveness.

      In late March 1998, the Company raised airtime prices approximately 7.9% for contract plans and 13.6% for prepay plans. Because of market and competitive conditions, however, this increase was partially rolled back in early May (for both contract and prepay customers) and, in late May, the remainder of the price increase for contract plans was reversed. As a result, however, a 9.9% increase for prepay remained.

      The Company's revenues will be adversely affected to the extent that the Company's price increases cannot keep pace with inflation.

      New Competition

      As a direct result of the spectrum auctions organized by the COFETEL which concluded in May 1998, the Company, by the first quarter of 1999, should be facing additional mobile wireless competition operating in the 1.9 GHz (PCS) spectrum and additional local telephony competition operating in the 3.1-3.4 GHz (Ionica) spectrum. Although the specific consequences for the Company of this new competition are difficult to predict, the experience of other countries suggests that, although demand for wireless telephony services will increase, prices will experience downward pressure, especially at the time of market entry.

      Regulatory Developments

      The Mexican authorities will likely resolve several critical regulatory issues in 1998 which may have a material effect on the financial condition and results of operations of the Company. The Mexican government will determine the fees that the Company will have to pay Telmex, the predominant wireline operator, for interconnection services to Telmex's network (currently Ps. 0.31 per minute), as well as the degree of symmetry of the reciprocity in the interconnection fee payable by Telmex to the Company for the interconnection services that the Company provides Telmex (currently there is no reciprocity). The Company believes that it will benefit from having to pay Telmex lower interconnection rates and by having Telmex pay it interconnection fees with the greatest symmetrical reciprocity possible.

      The Mexican government may also determine the timing and terms under which the calling party pays modality will be implemented. Countries that have implemented calling party pays (that is, a cellular telephony payment scheme similar to the existing wireline payment scheme, whereby the party that places a call to a cellular telephone, and not the cellular subscriber receiving the call, will be billed for the recipient's airtime charges corresponding to that call) have experienced at least a 30% increase in usage of wireless telephony. However, the extent to which calling party pays will be profitable for the Company will depend on the fees Telmex will be permitted to charge for billing and collection services. Moreover, in the event that calling party pays causes a surge in cellular traffic, the Company may need to incur substantial additional capital expenditures to augment its capacity in order to handle such greater traffic.

      In February 1998, the SCT authorized a modification of the Company's concession to provide long distance services, modifying coverage requirements and permitting the use of non-fiber optic technology for transmission purposes. Together with a fiber-swapping agreement reached by the Company with one of its competitors, the modified concession permits a more efficient, more technologically flexible long distance network and eliminates more than U.S.$200 million in capital expenditure requirements. In 1998, the SCT and the COFETEL may also determine how much, through what means and over how much time long distance concessionaires, including Iusatel, will pay for the special projects implemented by Telmex prior to January 1997 to permit competition in long distance telephony, including the numbering and signalling plans and expenditures to facilitate interconnection. In May 1997, the COFETEL issued a ruling mandating that the total amount reimbursable to Telmex for such special projects was U.S.$422 million. Several long distance concessionaires objected to the ruling, and the COFETEL is reviewing its ruling in light of these objections.

Results of Consolidated Operations

      The following table sets forth for the periods indicated the percentage relationships which certain amounts bear to revenues:

                                                        Year Ended December 31,
                                                      -------------------------
                                                       1995      1996      1997
                                                      ------    ------    ------
Revenues:
  Cellular service revenues .......................    68.1%     70.2%     74.1%
  Other service revenues ..........................    16.8      15.9       8.8
                                                      -----     -----     -----
      Total service revenues ......................    84.9      86.1      82.9
  Telephone equipment and other revenues ..........    15.1      13.9      17.1
                                                      -----     -----     -----
      Total .......................................   100.0     100.0     100.0
Cost of sales:
  Cost of services ................................    31.1      31.6      27.6
  Cost of telephone equipment and other ...........     8.4       7.7      10.8
                                                      -----     -----     -----
      Total .......................................    39.5      39.3      38.4
Gross profit ......................................    60.5      60.7      61.6
Operating expenses ................................    44.2      43.3      40.0
Depreciation and amortization .....................    35.2      35.6      31.3
                                                      -----     -----     -----
Operating profit (loss) ...........................   (18.9)    (18.2)     (9.7)
Integral financing cost (gain):
  Interest expense, net ...........................     9.1      16.5      13.3
  Foreign exchange (gain) loss, net ...............    37.0      (3.7)      2.6
  Gain on net monetary position ...................   (26.3)    (20.5)    (15.7)
                                                      -----     -----     -----
      Total .......................................    19.8      (7.7)      0.2
Equity participation in net income (loss) of
  associated companies ............................    (2.0)     (0.4)      8.5
Income (loss) from continuing operations before
  asset tax, employee profit sharing, minority
  interest and extraordinary item .................   (40.7)    (10.9)     (1.5)
Provision for asset tax and employee profit sharing     1.6       2.1       2.4
Minority interest .................................     1.9       0.1       0.0
Extraordinary item ................................     0.0       8.5       0.0
                                                      -----     -----     -----
Net income (loss) .................................   (40.4)%   (21.4)%    (3.9)%
                                                      =====     =====      ====

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

      Revenues

      Total revenues consist of cellular service revenues, revenues from other services and telephone equipment and other revenues. The Company's service revenues are principally derived from the provision of cellular telephone service in Mexico. Other service revenues consist of revenues from the provision of telecommunication services in Mexico other than cellular and, until December 1996, from revenues derived from the Company's consolidated 51% investment in Iusatel Chile, S.A. de C.V. ("Iusatel Chile"), a Chilean long distance provider. The Company sold its 51% stake in Iusatel Chile in December 1996. See "Item 1--Description of Business--International Joint Ventures." Telephone equipment and other revenues consist primarily of revenues from sales of cellular telephone equipment and accessories, as well as revenues attributable to out-roaming (which revenues are passed through to the applicable host operator).

      The following table sets forth the source of the Company's revenues for the year ended December 31, 1996 and 1997.

                                              Year Ended           Year Ended
                                           December 31, 1996    December 31, 1997
                                         ---------------------  -----------------
                                           Ps.            %       Ps.         %    % Change
                                         -------       -------  ------    -------  --------
Cellular service revenues ............   1,298.5         70.2%  1,378.8     74.1%     6.2%
Other service revenues ...............     293.1         15.9%    164.3      8.8%   (43.9)
                                         -------       ------   ------    ------
  Total service revenues .............   1,591.6         86.1%  1,543.1     82.9%    (3.0)%
Telephone equipment and other revenues     256.7         13.9%    317.4     17.1%    23.6%
                                         -------       ------   -------   ------
  Total revenues .....................   1,848.3        100.0%  1,860.5    100.0%     0.7%
                                         =======       ======   =======   ======

      Cellular Services. The table below sets forth cellular service revenues by source and operating region for the years ended December 31, 1996 and 1997.

                                                      Year Ended December 31, 1996(1)
                                           ---------------------------------------------------------
                                                              Regions 5, 6 and 7
                                               Region 9             Combined             Total
                                          -----------------     -----------------  ------------------
                                            Ps.         %         Ps.         %       Ps.        %
                                          -------    ------     ------     ------  --------   -------
Airtime(2) ......................          286.5      36.1%      167.0      33.0%    453.5      34.9%
Monthly fees ....................          361.9      45.7%      230.3      45.5%    592.2      45.6%
Long distance(3) ................           52.9       6.7%       44.1       8.7%     97.0       7.5%
Value-added services(4) .........           62.4       7.9%       34.3       6.7%     96.7       7.4%
In-roaming(5) ...................           28.8       3.6%       30.2       6.0%     59.0       4.6%
Activation fees .................            0.0       0.0%        0.1       0.0%      0.1       0.0%
                                          ------     -----      ------     -----   -------    ------
  Total cellular service revenues          792.5     100.0%      506.0     100.0%  1,298.5     100.0%
                                          ======     =====      ======     =====   =======    ======

                                                      Year Ended December 31, 1996(1)
                                           ---------------------------------------------------------
                                                              Regions 5, 6 and 7
                                               Region 9             Combined             Total
                                          -----------------     -----------------  ------------------
                                            Ps.         %         Ps.         %       Ps.        %
                                          -------    ------     ------     ------  --------   -------
Airtime(2).......................          302.2      37.7%      213.9      37.1%    516.1      37.4%
Monthly fees.....................          374.7      46.7%      240.1      41.6%    614.8      44.6%
Long distance(3).................           72.4       9.0%       49.5       8.6%    121.9       8.8%
Value-added services(4)..........           26.1       3.3%       45.4       7.9%     71.5       5.2%
In-roaming(5)....................           26.1       3.3%       27.2       4.7%     53.3       3.9%
Activation fees..................            0.3       0.0%        0.9       0.2%      1.2       0.1%
                                          ------     -----      ------     -----   -------     -----
  Total cellular service revenues          801.8     100.0%      577.0     100.0%  1,378.8     100.0%
                                          ======     =====      ======     =====   =======     =====

----------
(1) Figures reflect intercompany eliminations. These figures do not include revenues derived from paging, long distance, local telephony or data transmission services.
(2) Airtime is charged on a per-minute basis for peak (Monday to Friday, 8:00 a.m. to 10:00 p.m.) and non-peak airtime.
(3) Long distance revenues generated by cellular subscribers were passed through to Telmex prior to August 11, 1996. Since that date, such revenues have been retained by the Company.
(4) Includes fees for value-added services such as call waiting, call transfer, emergency service, secretarial service and conference calling, and revenues from activation bonds, insurance-related charges payable by subscribers, rural and public telephony and the Company's cellular magazine. Does not include charges for related airtime. Customers using certain value-added services such as news, weather, sports and entertainment reports are charged only for airtime, which is therefore included in airtime.
(5) See "Item 1--Description of Business--Cellular Services--Roaming" for a discussion of the differences between in-roaming and out-roaming and the revenues associated therewith. In-roaming revenues are reflected in total service revenues and are paid to the Company by operators from other regions. Out-roaming revenues are reflected in telephone equipment and other revenues and are passed through to the applicable host operator.

      Cellular service revenues increased by 6.2% to Ps.1,378.8 million (U.S.$170.9 million) in 1997 from Ps.1,298.5 million (U.S.$160.9 million) in 1996 and represented 74.1% and 70.2% of total revenues in 1997 and 1996, respectively. Revenues increased as a result of a 71.8% increase in total subscribers in 1997, in particular the 25.6% increase in contract subscribers, offset in part by a 15.3% decrease in average monthly MOUs. Airtime revenues increased 13.8% to Ps. 516.1 million (U.S.$64.0 million) in 1997 from Ps.453.5 million (U.S.$56.2 million) in 1996, and represented 37.4% of total cellular revenue in 1997 as compared to 34.9% in 1996. This increase in airtime revenue results mainly from the increase in subscriber base. Monthly fees from contract customers increased 3.8% to Ps.614.8 million (U.S.$76.2 million) in 1997 from Ps.592.2 million (U.S.$73.4 million) in 1996. Monthly fees growth trailed contract customer growth because the majority of the new contract plan additions was added during the second half of 1997.

      Long distance cellular revenues increased 24.9% to Ps.121.9 million (U.S.$15.1 million) in 1997 from Ps.97.0 million (U.S.$12.0 million) in 1996 mainly because of the growth in the cellular subscriber base in 1997. Long distance revenues represented 8.8% and 7.5% of total cellular revenues in 1997 and 1996, respectively.

      Iusacell had 400,123 and 232,906 cellular subscribers at December 31, 1997 and 1996, respectively. For the twelve month period ended December 31, 1997, prepay subscribers increased by 173.6% from 73,762 subscribers, or 31.7% of total subscribers, to 200,159 subscribers, or 50.0% of total subscribers. Contract subscribers increased by 25.6% from 159,144 to 199,964. A prepay customer is included as a customer if, at the end of the period, the customer's prepay card has not yet expired. See "Item 1--Decription of Business--Cellular Services--Prepay Turnover."

      In 1997, contract subscriber churn declined dramatically to an average monthly level of 2.95%, from 4.28% during 1996. This decline reflects net increases in contract subscribers, which reversed the previous downward trend in contract customers experienced in 1996 when many such customers migrated to prepay plans.

      Average monthly MOUs for 1997 were 100, a decrease of 15.3% compared to the monthly average of 118 MOUs in 1996. This decline in MOUs was largely due to the significant increase in the number of the Company's prepay customers, who generate substantially lower average MOUs than contract customers. In addition, the Company has experienced a trend toward lower MOUs as Iusacell's expanded customer base is now attracting subscribers who tend to generate fewer MOUs.

      Nominal average monthly cellular revenue per subscriber increased 0.6% to Ps.495 in 1997 from Ps.492 in 1996. The nominal average monthly cellular revenue per subscriber in 1997 was higher than in 1996 primarily due to price increases implemented by the Company in 1997. See "--Other Material Trends and Contingencies--Price Increases and Rollbacks."

      Other Services. Other service revenues decreased by 43.9% to Ps.164.3 million (U.S.$20.4 million) in 1997 from Ps. 293.1 million (U.S.$36.3 million) in 1996, and represented 8.8% and 15.9% of total revenues in 1997 and 1996, respectively. This decrease was principally due to the sale of the Company's interest in Iusatel Chile in December 1996. Revenues derived from Iusatel Chile were Ps.69.1 million (U.S.$8.6 million) in 1996.

      Telephone Equipment and Other. Telephone equipment and other revenues grew 23.6% to Ps.317.4 million (U.S.$39.3 million) in 1997 from Ps.256.7 million (U.S.$31.8 million) in 1996. This increase was primarily due to an increase in handset sales to supply the Company's prepay program.

      Cost of Sales

      Iusacell's cost of sales includes cost of services, cost of telephone equipment and other costs. Total cost of sales decreased 1.5% to Ps.715.7 million (U.S.$88.7 million) in 1997 from Ps.726.7 million (U.S.$90.0 million) in 1996. As a percentage of total revenues, cost of sales decreased to 38.4% in 1997 from 39.3% in 1996.

      Cost of Services. Cost of services decreased 11.9% to Ps.514.2 million (U.S.$63.7 million) in 1997 from Ps.583.6 million (U.S.$72.3 million) in 1996. This decrease was mainly due to the sale of Iusatel Chile and reduced Telmex interconnection fees.

      Cost of Telephone Equipment and Other. Despite the lower rate of inflation in 1997 relative to the rate of inflation in 1996, cost of telephone equipment and other costs increased by 40.7% to Ps.201.4 million (U.S.$25.0 million) in 1997 from Ps.143.1 million (U.S.$17.7 million) in 1996 (primarily due to an increase in handsets sold to support the Company's prepay program), and, as a percentage of telephone equipment and other revenues, increased to 63.5% in 1997 from an unusually low 55.8% in 1996. The cost of a cellular handset given to a contract customer is amortized over 18 months (the average length of the Company's cellular contract), instead of being expensed in the period in which the customer received the telephone. If these handset costs had been expensed instead of amortized, the Company's cost of telephone equipment and other costs would have increased by Ps.157.6 million (U.S.$19.5 million) and Ps.225.6 million (U.S.$28.0 million) in 1997 and 1996, respectively.

      Operating Expenses

      Operating expenses decreased 7.1% to Ps.743.8 million (U.S.$92.2 million) in 1997 from Ps.800.8 million (U.S.$99.2 million) in 1996, and, as a percentage of total revenues, increased to 40.0% in 1997 from 43.3% in 1996. Notwithstanding the increase in revenues in 1997 from 1996, sales and advertising expenses were relatively stable at Ps.513.4 million (U.S.$63.6 million) and Ps.476.1 million (U.S.$59.0 million) for 1997 and 1996, respectively. General and administrative expenses declined 23.5% to Ps.312.0 million (U.S.$38.7 million) from Ps.407.7 million (U.S.$50.5 million), primarily due to the elimination of general and administrative expenses from Iusatel Chile, a 17% reduction in administrative and staff personnel and a decline in consulting fees in 1997. In accordance with Mexican GAAP, pre-operating expenses (net of pre-operating revenues) associated with the Company's provision of local wireless service in the 450 MHz band on a trial basis (as well as with certain other services of the Company) are capitalized rather than, as has been required under U.S. GAAP since the beginning of 1996, expensed. The pre-operating expenses (net of pre-operating revenues) that were capitalized in the fiscal years 1997 and 1996 equalled Ps.84.7 million (U.S.$10.5 million) and Ps.83.0 million (U.S.$10.3 million), respectively.

      Depreciation and Amortization

      Depreciation and amortization expenses decreased by 11.5% to Ps.581.9 million (U.S.$72.1 million) in 1997 from Ps.657.3 million (U.S.$81.4 million) in 1996. The decline in depreciation and amortization is attributable to the reduction in the carrying value of fixed assets during 1997. In accordance with Mexican GAAP and following Bulletin B-10, fixed assets and depreciation for the year are restated using inflation factors without exceeding net realizable value. In connection with the Company's CDMA overlay to be launched in 1998, the Company anticipates an increase in depreciation attributable to the increased capital expenditures and an increase in amortization expenses as customers trade in their analog handsets for digital handsets provided by the Company at little or no cost to the customers. See "Digitalization."

      Operating Loss

      For 1997, the Company recorded an operating loss of Ps.180.9 million (U.S.$22.4 million) as compared to an operating loss of Ps.336.4 million (U.S.$41.7 million) in 1996.

      Integral Financing Cost (Gain)

      Integral financing loss was Ps.3.9 million (U.S.$0.5 million) in 1997 compared to a gain of Ps.140.6 million (U.S.$17.4 million) in 1996 due principally to a foreign exchange loss of Ps.48.5 million (U.S.$6.0 million) in 1997 compared to a foreign exchange gain of Ps.67.5 million (U.S.$8.4 million) in 1996. In 1997, the Company recorded a decrease in gain on monetary position of 22.7% to Ps.292.7 million (U.S.$36.3 million) from Ps.378.7 million (U.S.$46.9 million) in 1996 reflecting the lower rate of inflation in 1997. Net interest expense decreased 18.8% to Ps.248.2 million (U.S.$30.8 million) in 1997 from Ps.305.6 million (U.S.$37.9 million) in 1996. The decrease in interest expense was due to significantly lower interest rates, offset in part by higher levels of borrowing in 1997.

      Equity Participation in Net Income (Loss) of Associated Companies

      The Company recorded equity participation in net income of associated companies of Ps.157.7 million (U.S.$19.5 million) in 1997 as compared to a loss of Ps.6.5 million (U.S.$0.8 million) in 1996. This increase was due to the gain of the sale of the Company's Ecuadorean affiliate. See "Item 1--Description of Business--International Joint Ventures."

      Net Income (Loss)

      As a result of the factors described above, the Company's net loss was Ps.72.2 million (U.S.$8.9 million) in 1997 as compared to net loss of Ps.394.9 million (U.S.$48.9 million) in 1996.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

      Revenues

      The following table sets forth the source of the Company's revenues for the years ended December 31, 1995 and 1996.

                                                Year Ended            Year Ended
                                             December 31, 1996     December 31, 1997
                                           ---------------------  ------------------
                                             Ps.         %         Ps.          %      % Change
                                           -------    -------    ------     -------     --------
Cellular service revenues ............     1,408.1        68.1   1,298.5        70.2      (7.8)
Other service revenues ...............       348.2        16.8     293.1        15.9     (15.8)
                                           -------      ------   -------      ------
  Total service revenues .............     1,756.3        84.9   1,591.6        86.1      (9.4)
Telephone equipment and other revenues       312.9        15.1     256.7        13.9     (18.0)
                                           -------      ------   -------      ------
  Total revenues .....................     2,069.2       100.0   1,848.3       100.0     (10.7)
                                           =======      ======   =======      ======

      Cellular Services. The table below sets forth the cellular service revenues by source and operating region for 1995 and 1996.

                                                      Year Ended December 31, 1996(1)
                                           ---------------------------------------------------------
                                                              Regions 5, 6 and 7
                                               Region 9             Combined             Total
                                          -----------------     -----------------  ------------------
                                            Ps.         %         Ps.         %       Ps.        %
                                          -------    ------     ------     ------  --------   -------
Airtime(2)...........................       360.8     39.4       170.5      34.7     531.3      37.7
Monthly fees.........................       392.1     42.8       217.9      44.3     610.0      43.3
Long distance(3).....................        57.9      6.3        39.2       8.0      97.1       6.9
Value-added services(4)..............        75.2      8.2        45.1       9.2     120.3       8.5
In-roaming(5)........................        28.7      3.1        16.9       3.4      45.6       3.2
Activation fees......................         1.9      0.2         1.9       0.4       3.8       0.3
                                          -------    -----      ------     -----   -------    ------
    Total cellular service revenues...      916.6    100.0       491.5     100.0   1,408.1     100.0
                                          =======    =====      ======     =====   =======    ======

                                                      Year Ended December 31, 1996(1)
                                           ---------------------------------------------------------
                                                              Regions 5, 6 and 7
                                               Region 9             Combined             Total
                                          -----------------     -----------------  ------------------
                                            Ps.         %         Ps.         %       Ps.        %
                                          -------    ------     ------     ------  --------   -------
Airtime(2)...........................      286.5      36.1       167.0      33.0     453.5      34.9

Monthly fees.........................      361.9      45.7       230.3      45.5     592.2      45.6
Long distance(3).....................       52.9       6.7        44.1       8.7      97.0       7.5
Value-added services(4)..............       62.4       7.9        34.3       6.7      96.7       7.4
In-roaming(5)........................       28.8       3.6        30.2       6.0      59.0       4.6
Activation fees......................        0.0        --         0.1        --       0.1        --
                                          ------     -----      ------     -----   -------    ------
    Total cellular service revenues..      792.5     100.0       506.0     100.0   1,298.5     100.0
                                          ======     =====      ======     =====   =======    ======

----------
(1) Figures reflect intercompany eliminations. These figures do not include revenues derived from paging, long distance, local telephony and data transmission services.
(2) Airtime is charged on a per-minute basis for peak (Monday to Friday, 8:00 a.m. to 10:00 p.m.) and non-peak airtime.
(3) Long distance revenues generated by cellular subscriber were passed through to Telmex prior to August 11, 1996. Since that date, such revenues have been retained by the Company.
(4) Includes fees for value-added services such as call waiting, call transfer, emergency service, secretarial service and conference calling, and revenues from activation bonds, insurance-related charges payable by subscribers, rural and public telephony and the Company's cellular magazine. Does not include charges for related airtime. Customers using certain value-added services such as news, weather, sports and entertainment reports are charged only for airtime, which is therefore included in airtime.
(5) See "Item 1--Description of Business--Cellular Services--Roaming" for a discussion of the differences between in-roaming and out-roaming and the revenues associated therewith. In-roaming revenues are reflected in total service revenues and are paid to the Company by operators from other regions. Out-roaming revenues are reflected in telephone equipment and other revenues and are passed through to the applicable host operator.

      Cellular service revenues declined by 7.8% to Ps.1,298.5 million (U.S.$160.9 million) from Ps.1,408.1 million (U.S.$174.5 million) and represented 70.2% and 68.1% of total revenues in 1996 and 1995, respectively. Despite a 10.8% increase in total subscribers, revenues declined primarily due to a 9.1% decrease in total MOUs. The Company experienced a significant change in the composition of its subscriber base between 1995 and 1996 with the introduction of the Company's Control Plus prepay program in June 1996. Average monthly revenues generated by prepay customers are substantially lower than those generated by contract subscribers because prepay programs tend to attract lower volume users who pay no monthly fee, although such users are charged, on average, higher per minute airtime rates. The decline in the number of contract subscribers also resulted in a decline in revenues from value-added services. The proportion of the Company's customers that subscribes to the Company's prepay plan as opposed to the Company's contract plans grew significantly as a result of the introduction of Control Plus.

      Iusacell had 232,906 and 210,201 cellular subscribers at December 31, 1996 and 1995, respectively. During the year ended December 31, 1996, prepay subscribers increased from a negligible percentage of total subscribers to 31.7% of total subscribers, and the number of contract subscribers declined by 18.3%. Contract subscribers decreased to 159,144 at December 31, 1996 from 208,802 at December 31, 1995, and prepay subscribers grew to 73,762 at December 31, 1996 from 1,399 at December 31, 1995. A prepay customer is included as a customer if, at the end of the period, the customer's prepay card has not yet expired. See "Item 1--Description of Business--Cellular Services--Prepay Turnover".

      During 1996, contract subscriber churn increased to an average monthly level of 4.28% compared to 3.62% during 1995, which the Company believes was due to the continuing effect of the Mexican recession on the consumer segment of the economy and the migration of contract plan customers to the prepay programs of the Company and its competitor.

      Average MOUs for 1996 were 118, a decrease of 16.4% compared to the average of 140 MOUs in 1995. This decline in MOUs was largely due to the significant increase in the number of the Company's prepay customers, who generate substantially lower average MOUs than contract customers. In addition, the Company has experienced a trend toward lower MOUs as Iusacell's expanded customer base attracts subscribers who tend to generate fewer MOUs. During the second half of 1996, the Company introduced three new contract plans--Flex 75, Flex 150 and Tu Tiempo--which were designed to encourage higher MOUs, retain and increase contract subscribers and migrate qualified prepay customers to contract plans. See "Item 1--Description of

Business--Marketing Strategy--Pricing." Nominal average monthly cellular revenue per subscriber increased 5.6% to Ps.492 in 1996 from Ps.464 in 1995.

      Other Services. Other service revenues decreased by 15.8% to Ps.293.1 million (U.S.$36.3 million) in 1996 from Ps.348.2 million (U.S.$43.1 million) in 1995. The decline in other services revenue was caused by the Company's inability to raise prices to keep pace with the rate of inflation (27.7%) in 1996, offset in part by the Company's new paging and long distance services launched in August 1996. Revenues derived from Iusatel Chile, which the Company sold in December 1996, were Ps.69.1 million (U.S.$8.6 million).

      Telephone Equipment and Other. Telephone equipment and other revenues decreased 18.0% to Ps.256.7 million (U.S.$31.8 million) in 1996 from Ps.312.9 million (U.S.$38.8 million) in 1995. This decline reflected fewer sales and upgrades of handsets. The decline in 1996 from 1995 was partially offset by a significant increase in sales of used handsets from inventory.

      Cost of Sales

      Total cost of sales decreased 11.1% to Ps.726.7 million (U.S.$90.0 million) in 1996 from Ps.817.6 million (U.S.$101.3 million) in 1995. As a percentage of total revenues, total cost of sales decreased to 39.3% in 1996 from 39.5% in 1995.

      Cost of Services. Cost of services decreased by 9.4% to Ps.583.5 million (U.S.$72.3 million) in 1996 from Ps.643.9 million (U.S.$79.8 million) in 1995, and were 36.7% of total service revenues in each period. Cost of services remained relatively constant as its primary components were revenue-based fees paid to the Mexican government and minute-based interconnection fees paid to Telmex.

      Cost of Telephone Equipment and Other. Cost of telephone equipment and other costs decreased by 17.6% to Ps.143.1 million (U.S.$17.7 million) in 1996 from Ps.173.7 million (U.S.$21.5 million) in 1995 and, as a percentage of telephone equipment and other revenues, increased slightly to 55.8% in 1996, compared to 55.5% in 1995. The decline in costs is attributable to the reduced demand for telephone equipment in 1996, itself a result of continued adverse conditions in the consumer segment of the Mexican economy, as well as the popularity of the Company's prepay program, where the subscriber typically already owns a cellular handset. The cost of a cellular handset given to a contract customer is amortized over 18 months (the average length of the Company's cellular contract), instead of being expensed in the period in which the customer received the telephone. If these handset costs had been expensed instead of amortized, the Company's cost of telephone equipment and other costs would have increased by Ps.225.6 million (U.S.$28.0 million) and Ps.317.7 million (U.S.$39.4 million) in 1996 and 1995, respectively. See Note 4 to the Consolidated Financial Statements. In connection with the Company's CDMA overlay to be launched in 1998, the Company expects to provide digital handsets at no or little cost to the customers.

      Operating Expenses

      Operating expenses decreased by 12.4% to Ps.800.8 million (U.S.$99.2 million) in 1996 from Ps.913.9 million (U.S.$113.3 million) in 1995, and, as a percentage of revenues, decreased in 1996 to 43.3% as compared to 44.2% in 1995. The decrease in operating expenses was principally due to lower sales and advertising costs, partially offset by a slight increase in corporate overhead expenses. In accordance with Mexican GAAP, pre-operating expenses (net of pre-operating revenues) associated with the Company's provision, on a trial basis, of local wireless service in the 450 MHz band (as well as with certain other services of the Company) are capitalized rather than (as has been required under U.S. GAAP since the beginning of 1996) expensed. The amount of these pre-operating expenses (net of pre-operating revenues) that were capitalized instead of expensed in 1996 equalled Ps.69.5 million (U.S.$8.6 million). U.S. GAAP would not have required that these pre-operating amounts be expensed in 1995, given the more developmental stage of the Company's 450 MHz project at that time. See Note 19 to the Consolidated Financial Statements.

      Depreciation and Amortization

      Depreciation and amortization expenses decreased by 9.7% to Ps.657.3 million (U.S.$81.4 million) in 1996 from Ps.728.1 million (U.S.$90.2 million) in 1995. The decline in depreciation and amortization in 1996 compared to 1995 is attributable to the reduction in the carrying value of fixed assets during 1996 recorded in accordance with Bulletin B-10, as well as, to a lesser extent, substantially lower capital expenditures in 1996.

      Operating Loss

      In 1996, the Company recorded an operating loss of Ps.336.4 million (U.S.$41.7 million) as compared to an operating loss of Ps.390.4 million (U.S.$48.4 million) in 1995.

      Integral Financing Cost (Gain)

      Integral financing gain was Ps.140.6 million (U.S.$17.4 million) in 1996 compared to a cost of Ps.409.7 million (U.S.$50.8 million) in 1995 due principally to a foreign exchange gain of Ps.67.5 million (U.S.$8.4 million) in 1996 compared to a foreign exchange loss of Ps.766.6 million (U.S.$95 million) in 1995. The foreign exchange gain was due to the slight appreciation of the Peso as compared to the U.S. dollar for a significant period during 1996 compared to a significant devaluation of the Peso in 1995. The integral financing gain was partially offset by a decrease in gain on monetary position of 30.5% to Ps.378.7 million (U.S.$46.9 million) in 1996 from Ps.545.3 million (U.S.$67.6 million) in 1995 reflecting the lower rate of inflation in 1996. Net interest expense increased 62.3% to Ps.305.6 million (U.S.$37.9 million) in 1996 from Ps.188.4 million (U.S.$23.3 million) in 1995. The increase in interest expense was due to higher levels of borrowing in 1996, including borrowings under the Chase Facility and the full year effect of the U.S.$33.9 million in vendor financing arranged with Northern Telecom Limited in November 1995.

      Equity Participation in Net Loss of Associated Companies

      Equity participation in net loss of associated companies decreased by 84.7% to a loss of Ps.6.5 million (U.S.$0.8 million) in 1996 from a loss of Ps.42.6 million (U.S.$5.3 million) in 1995. This decrease was due to operating improvements in the Company's Ecuadorean affiliate. See "Item 1--Description of Business--International Joint Ventures."

      Extraordinary Item

      In 1996, the Company recorded a Ps.157.8 million (U.S.$19.6 million) extraordinary charge consisting primarily of restructuring expenses associated with the reorganization and the change in management control of the Company, which occurred in February 1997. See Notes 2, 4 and 8(b) to the Consolidated Financial Statements.

      Net Loss

      As a result of the factors described above, net loss decreased 52.8% to Ps.394.9 million (U.S.$48.9 million) in 1996 from Ps.836.3 million (U.S.$103.6 million) in 1995.

Income Tax, Asset Tax and Employees' Profit Sharing

      The Company prepares its tax returns on a consolidated basis, thereby benefitting from the ability to offset losses incurred by certain subsidiaries against the gains of others within the consolidated group.

      Iusacell and its subsidiaries are subject to an alternative net asset tax which is levied on the average value of substantially all assets less certain liabilities. This tax, which was 1.8% in 1995, 1996 and 1997, is required to be paid if the amount of the asset tax exceeds the computed income tax liability. The Company provided for Ps.31.6 million (U.S.$3.9 million), Ps.38.3 million (U.S.$4.7 million) and Ps.45.3 million (U.S.$5.6 million) of net asset taxes for 1995, 1996, and 1997, respectively. These taxes may be applied in subsequent years against income tax payments, to the extent income tax liabilities for such years exceed the net asset tax calculation. Due to net losses, the Company paid no income taxes in 1995, 1996 and 1997 and paid the asset taxes specified above. See Note 12 to the Consolidated Financial Statements for a discussion of the Company's tax loss.

      While Iusacell has no employees at the holding company level, the Company's subsidiaries are required under Mexican law to pay their employees, in addition to their required compensation and benefits, profit sharing in an aggregate amount equal to 10% of the taxable income of the relevant subsidiary (calculated without reference to inflation adjustments or amortization of tax loss carryforwards). In 1995, 1996 and 1997, statutory profit sharing totalled Ps.2.3 million (U.S.$0.3 million), Ps.0 million (U.S.$0 million) and Ps.0 million (U.S.$0 million), respectively.

Liquidity and Capital Resources

      Liquidity

      The Company's liquidity has been provided by cash from operations, short and long-term borrowings, vendor financing and capital contributions.

      Total debt at December 31, 1997 was Ps. 2,221.5 million (US$275.3 million), an increase of Ps. 694.3 million (US$86.0 million) from Ps. 1,527. 2 million (U.S.$189.2 million) at December 31, 1996. All of the Company's debt outstanding at December 31, 1997 was US dollar denominated and unhedged. At December 31, 1997, the Company's average cost of outstanding debt was approximately 9.35%, with a remaining average maturity of approximately 5.3 years. At December 31, 1997, the Company's debt to total capital ratio stood at 40.2% versus 37.6% at December 31, 1996.

      In February 1997, as part of the transactions relating to the assumption of management control by subsidiaries of Bell Atlantic Corporation, the Company converted approximately US$70.1 million in debt from its principal shareholders into approximately 100.1 million shares of the Company's capital stock. In addition, a subsidiary of Bell Atlantic Corporation committed to provide the Company with subordinated convertible financing in an aggregate amount of US$150 million bearing interest at an annual rate of LIBOR plus 5.0% (the "Bell Atlantic Facility").

      In July 1997, the Company refinanced approximately US$210.1 million in indebtedness (including accrued and unpaid interest) with the net proceeds of
(i) the issuance of US$150.0 million of its 10% Senior Notes due 2004 under the Indenture dated as of July 25, 1997 among the Company, the subsidiaries of the Company guaranteeing such notes and First Union National Bank, as Trustee (the "Indenture"), almost all of which were exchanged for 10% Series B Senior Notes due 2004 in January 1998 (whether or not exchanged, the "10% Senior Notes") and
(ii) the Chase Credit Facility (as defined below).

      The "Chase Credit Facility" consists of (i) the five-year senior secured term facility in the principal amount of US$125.0 million (the "Term Facility"), all of which was drawn down in July 1997, and (ii) the five-year senior secured revolving credit facility in an aggregate principal amount of US$100.0 million (the "Revolving Credit Facility"). At December 31, 1997, the Revolving Credit Facility was fully available. The Company may request from time to time until December 31, 1999 that the commitments and loans under the Term Facility or the Revolving Credit Facility be increased in an aggregate principal amount not to exceed US$100.0 million (with a minimum increase of US$25.0 million) -- although the Company is exploring purchase money project financing as an alternative.

      The availability of the Revolving Credit Facility is subject to various conditions precedent typical of bank loans, including the absence of any material adverse change on the part of the Company in particular or in the financial, banking or capital markets in general. The obligations of the Company under the Chase Credit Facility are unconditionally guaranteed, jointly and severally, by the principal operating and concession-holding companies of the Company and are secured by the pledge of substantially all capital stock and equity interests held by the Company and by all cellular concessions and substantially all assets used in connection with or related to such concessions.

      Loans outstanding under each of the Term Facility and the Revolving Credit Facility bear interest at a rate per annum equal to (at the Company's option)
(i) one-, two-, three- or six-month LIBOR plus 1.75% or (ii) an Alternate Base Rate (equal to the higher of the prime rate of The Chase Manhattan Bank, the reserve adjusted secondary market rate for certificates of deposit plus 1% per annum and the Federal Funds effective rate plus 1.2 of 1% per annum). The Term Facility has amortization requirements of US$18.8 million in 2000, US$51.2 million in 2001 and US$55.0 million in 2002. Assuming US$100.0 million is drawn under the Revolving Credit Facility, it will have amortization requirements of US$15.0 million in 2000, US$41.0 million in 2001 and US$44.0 million in 2002. The Company's ability to service and repay the 10% Senior Notes and borrowings under the Chase Credit Facility will be subject to future economic and competitive conditions and to financial, business and other factors, many of which are beyond the Company's control.

      The Indenture and the Chase Credit Facility contain a number of restrictive covenants that, among other things, restrict the ability of the Company and its subsidiaries to dispose of assets, incur additional indebtedness, prepay other indebtedness or amend other debt instruments and material agreements, pay dividends or make distributions, create liens on assets, enter into sale and leaseback transactions and other lease financings, make loans or investments, make acquisitions, engage in mergers or consolidations, change the business conducted by the Company and its subsidiaries, or engage in certain transactions with affiliates and otherwise restrict certain corporate activities. In addition, under the Credit Facility, the Company is required to comply with specified financial ratios and tests, including minimum interest coverage ratios, maximum leverage ratios and maximum capital expenditure levels.

      The Company believes that funds from operating activities and borrowings under the Revolving Credit Facility and the Bell Atlantic Facility will be adequate to meet its debt service and principal amortization requirements, working capital requirements and its capital expenditure needs for its existing businesses, although no assurance can be given in this regard. The Company's capital expenditure needs and working capital requirements to acquire and operate concessions to provide wireless telephone services in Region 1 and Region 4 over Band E in the 1.9 GHz (PCS) frequency band will require a significant amount of additional funding. The Company's future operating performance and ability to service and repay the 10% Senior Notes and borrowings under the Credit Facility will be subject to future economic and competitive conditions and to financial, business and other factors, many of which are beyond the Company's control. See "--Capital Expenditures."

      Capital Expenditures

      The Company expects to have substantial capital expenditures to upgrade its network infrastructure, build out its cellular, long distance, local telephone and paging networks, acquire and build out its PCS networks in Region 1 and Region 4, build new and redesign existing Iusacell-owned and operated customer service centers and support existing operations and new business opportunities. The degree and timing of capital expenditures will remain strongly dependent on the competitive environment and economic developments in Mexico, including inflation and exchange rates, as well as on the timing of regulatory actions and on the availability of suitable financing.

      As a result of the financial constraints caused in part by the economic situation in Mexico and the inability of the Company to obtain significant amounts of additional financing, the Company reduced its capital expenditure program in 1996 and the first quarter of 1997, with outlays principally limited to expansion of the cellular network and the startup of long distance and paging. Substantial capital expenditures resumed in the second quarter of 1997. Total capital expenditures in 1997 were Ps.677.9 million (US$84.0 million), compared with Ps. 276.0 million (US$34.2 million) in 1996.

      The Company expects capital expenditures for 1998, 1999 and 2000 to total approximately US$530 million, of which approximately US$325 million will be invested during 1998. Approximately US$250 million will be allocated to the development of the Company's wireless network, including the deployment of a replacement analog cellular network and a new CDMA digital network pursuant to an agreement entered into with Lucent in December 1997. Approximately US$180.0 million will be allocated to the acquisition, build-out and operation of concessions to provide wireless telephone over B and E of the 1.9 GHz (PCS) frequencies in Region 1 and Region 4. The balance of US$100 million primarily will be (i) invested in developing the Company's long distance, paging and other networks, (ii) used to fund certain non-network infrastructure, such as the development and deployment of a new convergent billing system, upgrades to other management information systems, and the deployment of advanced fraud detection and prevention systems, and (iii) used to build new and redesign existing Iusacell-owned and operated customer service centers.

      In February 1998, the COFETEL approved the modification of the Company's long distance concession, substantially reducing the coverage and technological investment requirements thereunder. The Company estimates that full compliance with these requirements will require approximately US$115.0 million in capital investment, of which approximately US$58.0 million had already been invested prior to 1998 and US$31.0 million will be invested in 1998.

      The Company's 1998 to 2000 capital expenditure program, including PCS concession acquisition and buildout in Regions 1 and 4, will require additional financing, which the Company expects will be available in the form of additional secured bank financing under the Chase Credit Facility, including use of the Revolving Credit Facility, vendor financing, export credit agency financing and the Bell Atlantic Facility. The Company may also be required to seek additional bank financing or seek to issue additional debt securities. To the extent that financing is not available, the Company could be required to substantially limit its capital expenditure plans. The Indenture and the Credit Facility limit the ability of the Company to incur debt, and the degree to which the Company is leveraged will also adversely affect its ability to obtain additional financing.

      Beginning some time in 2000, the Company expects to finance its capital expenditure program with funds from operating activities. Capital expenditures beginning in 2000 will continue to be substantial, and there can be no assurance that the Company's results from operations will improve sufficiently to generate enough funds to support these capital expenditures.

      Dividend Policy.

      The Company has not paid and currently has no plans to initiate dividend payments. In addition, the Indenture and the Credit Facility limit the Company's ability to pay dividends.

U.S. GAAP Reconciliation

      The principal differences between Mexican GAAP and U.S. GAAP as they relate to the Company are the treatment of minority interest, deferred income taxes, capitalized pre-operating expenses and revenues for the Company's 450 MHz local wireless project, extraordinary charges and gains and losses on monetary position. See Note 19 to the Consolidated Financial Statements.

ITEM 10.   Directors and Officers of Registrant

      Iusacell is currently managed by a 21-member Board of Directors (the "Board of Directors"). The Directors nominated by Bell Atlantic have the power under the Company's bylaws to approve, without the affirmative vote of any other Directors, all resolutions of the Board of Directors. However, the New Shareholders Agreement grants the Peralta Group supermajority rights with respect to certain transactions. See "Item 4 -- Control of Registrant."

      Pursuant to the New Shareholders Agreement, Lawrence T. Babbio, Jr. automatically became the Chairman of the Board of Directors of Iusacell upon the death of Ing. Alejo Peralta y Diaz Ceballos, founder of Iusacell, on April 8, 1997. That position was reaffirmed at the annual shareholders' meeting of Iusacell on April 10, 1997 and again on June 8, 1998.

      Generally, the Board of Directors is authorized to elect or appoint Iusacell's executive officers as well as officers of wholly-owned subsidiaries and employees or agents of the Company. However, Mr. Babbio (or his successor as Chairman of the Board of Directors, as the case may be) has the power under the New Shareholders Agreement to appoint and dismiss the Chief Executive Officer, President, Director General, Chief Operating Officer and Director of the Cellular Division of Iusacell. If Bell Atlantic no longer has control of the Board of Directors, the Chief Financial Officer and the principal officer responsible for each of strategic planning and network planning at Iusacell will continue to be nominated by Bell Atlantic, provided that Bell Atlantic maintains certain minimum ownership requirements.

Directors and Executive Officers

      The following table sets forth certain information with respect to the current directors and principal executive officers of the Company:


    Name                                Age               Position(s)
    ----                                ---  --------------------------------------------------------
    Lawrence T. Babbio, Jr...........   53   Chairman of the Board of Directors and Series A
                                               Director
*   Thomas A. Bartlett...............   40   Chief Executive Officer and Series
                                               B Director
    Fulvio V. del Valle..............   48   President and Director General and Series L Director
*   Edward R. Kingman, Jr............   50   Executive Vice President and Chief Operating
                                               Officer and Series B Director
*   Howard F. Zuckerman..............   54   Vice President--Finance and Audit and Chief
                                               Financial Officer and Series B Director
    Carlos Peralta Quintero..........   46   Series A Director
    Luis Felipe Gonzalez Munoz.......   43   Series A Director
    William O. Albertini.............   55   Series A Director
    Dennis F. Strigl.................   52   Series A Director
    Manuel Somoza Alonso.............   50   Series A Director
    Jose Ramon Elizondo Anaya........   44   Series A Director
    Rodolfo Garcia Muriel............   53   Series A Director
    Gabriel Alarcon Velazquez........   61   Series A Director
    Eduardo Rihan Azar...............   76   Series A Director
    Katherine A. Dunne...............   41   Series B Director
*   Noah S. Asher....................   36   Vice President--Administration and Strategic Planning and
                                             Series B Director
*   Ruben G. Perlmutter..............   40   Vice President--Mergers and Acquisitions and
                                               General Counsel and Series B Director
    Jeffrey S. Noto..................   33   Series B Director
    Fernando de Ovando...............   46   Series B Director
    Javier Martinez del Campo Lanz...   39   Series B Director
    Ernesto Canales Santos...........   57   Series D Director

---------
* Indicates an employee of Bell Atlantic who is currently serving as an officer of Iusacell pursuant to consulting or secondment arrangements. See "Item 13 -- Interest of Management in Certain Transactions."

      Lawrence T. Babbio, Jr. has been a member of the Board of Directors of Iusacell since November 1993, became Vice Chairman of the Board in February 1994 and, upon the death of Alejo Peralta y Diaz Ceballos on April 8, 1997, became Chairman of the Board. Since 1966, Mr. Babbio has served in a variety of capacities with affiliates of Bell Atlantic and its predecessors. In August 1997, Mr. Babbio was elected president and chief executive officer of the Network Group and chairman of the Global Wireless Group of Bell Atlantic. From January 1995 until August 1997, Mr. Babbio served as vice chairman of Bell Atlantic. From May 1994 to January 1995, he served as executive vice president and chief operating officer of Bell Atlantic. From February 1991 to May 1994 he served as chairman, president and chief executive officer of Bell Atlantic Enterprises International, Inc. Prior to that, he served as president of Bell Atlantic Mobile Systems, Inc., a position he had held since November 1990. He currently serves on the board of directors of Bell Atlantic and Compaq Computer Corporation. Mr. Babbio holds an undergraduate degree in electrical engineering from Stevens Institute of Technology and received an M.B.A. from New York University.

      Carlos Peralta Quintero has been a member of the Board of Directors of Iusacell since October 1992 and served as Vice Chairman of the Company from October 1992 to February 1997. He also currently serves as the Chairman of the Board of Directors of Grupo Industrial IUSA, S.A. de C.V. Mr. Peralta is also a member of the boards of directors of Cambridge Lee Industries Ltd. and Alper Holdings Ltd.

      Thomas A. Bartlett has been a member of the Board of Directors of Iusacell since April 1996 and Chief Executive Officer of the Company since February 1997; he also served as President of the Company from February 1997 through September 1997. Since 1983, Mr. Bartlett has served in a variety of capacities with affiliates of Bell Atlantic. In August 1995, he was appointed president of Bell Atlantic's international wireless operations. For more than four years prior thereto, Mr. Bartlett served in several capacities with Bell Atlantic Mobile Systems, Inc. and Bell Atlantic NYNEX Mobile: as president of the New England and Upstate New York region for Bell Atlantic NYNEX Mobile in July and August 1995, as regional vice president for the Philadelphia Tri-State region for Bell Atlantic Mobile Systems, Inc. from May 1992 through June 1995, and as vice president for business development for Bell Atlantic Mobile Systems, Inc. from July 1991 to May 1992. From December 1988 to July 1991, Mr. Bartlett served as chief financial officer of Bell Atlantic Business Systems Services, Inc. Mr. Bartlett holds an industrial engineering degree from Lehigh University and an M.B.A. from Rutgers University.

      Fulvio V. del Valle has been the President of Iusacell since October 1997, the Director General of Iusacell since June 1997 and a member of the Board of Directors of Iusacell since June 1998. From August 1996 until June 1997, Mr. del Valle served as managing director of the non-wireline cellular companies in Regions 3 (Norcel) and 4 (CedeTel). For more than 20 years prior thereto, Mr. del Valle served in senior Latin America region executive positions for several multinational corporations. Mr. del Valle was employed by AMP Inc., as regional director, Latin America, from January 1996 through July 1996 and as managing director, Mexico from August 1992 until January 1996. From September 1986 until July 1992, Mr. del Valle served as Regional Director for South America, Electronics Division for DuPont Latin America Corp. and from March 1980 through August 1986, he served as general manager, Latin American North Region for National Semiconductor Corp. Mr. del Valle holds an undergraduate degree in electrical engineering from the Instituto Politecnico Nacional of Mexico and a master's degree in physics from Virginia Polytechnic Institute.

      Gabriel Alarcon Velazquez has been a member of the Board of Directors of Iusacell since November 1993. He is currently president and chief executive officer of the Mexican newspaper El Heraldo de Mexico, Grupo Alarcon, S.A. de C.V. and Cadena Real, S.A. de C.V. He is also currently on the board of directors of Grupo Financiero Bancomer, S.A. de C.V. and Grupo Financiero Interacciones, S.A. de C.V. Mr. Alarcon was chief executive officer of Portacel from 1989 to 1993. Mr. Alarcon holds a degree in business administration from Instituto Tecnologico Autonomo de Mexico.

      William O. Albertini has been a member of the Board of Directors of Iusacell since November 1993. Since 1967, Mr. Albertini has served in a variety of capacities with affiliates of Bell Atlantic and its predecessors. In August 1997, Mr. Albertini was elected executive vice president and chief financial officer of the Global Wireless Group of Bell Atlantic. Mr. Albertini served as executive vice president of Bell Atlantic and a member of its Board of Directors between January 1995 and August 1997 and as chief financial officer of Bell Atlantic from January 1991 until August 1997. From January 1991 until January 1995, he served as vice president of Bell Atlantic. He currently serves on the board of directors of American Water Works Company, Inc. and Black Rock Funds (formerly Compass Capital Funds). Mr. Albertini holds an undergraduate degree from the University of Notre Dame, an M.B.A. from Lehigh University and a master's degree from the Massachusetts Institute of Technology.

      Noah S. Asher has been Vice President--Administration of Iusacell and a member of the Board of Directors of Iusacell since February 1997 and became responsible for strategic planning activities in May 1998. Mr. Asher has served in two capacities for Bell Atlantic International Wireless since March 1995--as vice president of Latin American operations since September 1996 and as chief financial officer from March 1995 until September 1996. For more than four years prior thereto, Mr. Asher worked in a variety of financial management capacities for Scott Paper Company, including more than two years as the financial manager of Grupo Crisoba, S.A. de C.V., a Scott Paper Company joint venture based in Mexico City, and eighteen months in Brussels, Belgium as manager of European treasury. From September 1984 until May 1987, Mr. Asher was employed as an auditor by Coopers & Lybrand. Mr. Asher is a Certified Public Accountant. Mr. Asher holds an undergraduate degree in economics and a masters degree in international relations from the University of Pennsylvania and an M.B.A. from the Wharton School of Business.

      Ernesto Canales Santos has been a member of the Board of Directors of Iusacell since November 1993. Mr. Canales is a founding partner of Canales y Rios Zertuche, S.C., a law firm formed in 1988. Previously, he was chief legal counsel of Grupo Industrial Alfa, S.A. de C.V., from 1974 to 1986. Mr. Canales is a member of the boards of directors of Grupo Financiero Banamex/Accival, S.A. de C.V., Industrias AXA, S.A. de C.V., Grupo Financiero InverMexico, S.A. de C.V., and Grupo Financiero Promex-Finamex, S.A. de C.V. Mr. Canales is also a commissioner of Telecab, S.A. de C.V., and a member of the Patronato del Museo de Historia Mexicana. Mr. Canales holds a law degree from Escuela Libre de Derecho and a master's degree in comparative law from Columbia University.

      Fernando de Ovando has been a member of the Board of Directors of Iusacell since February 1997 and was the Secretary of the Company from November 1993 until February 1997. Mr. de Ovando has been a partner in the law firm of De Ovando y Martinez del Campo, S.C. and its predecessors since 1984. Mr. de Ovando serves on the board of directors of Grupo Financiero Inverlat, S.A. de C.V. and Q.B. Industrias, S.A. de C.V., and is a member of the boards of directors and/or secretary of several other private Mexican corporations and Mexican subsidiaries of foreign corporations. Mr. de Ovando holds a law degree from the Universidad Anahuac and an LL.M. degree from the University of Toronto.

      Katharine A. Dunne has been a member of the Board of Directors of Iusacell since June 1998. Since 1986, Ms. Dunne has been employed as an attorney by Bell Atlantic Network Services, Inc. within the Bell Atlantic mergers and acquisitions legal group, having served as an attorney from October 1986 to October 1990, as a Senior Attorney from October 1990 through December 1993 and as General Attorney from January 1994 until December 1997. In December 1997, Ms. Dunne was appointed Assistant General Counsel - Mergers & Acquisitions of Bell Atlantic. Ms. Dunne holds an undergraduate degree from Datrmouth College and a law degree from the University of Virginia.

      Jose Ramon Elizondo Anaya has been a member of the Board of Directors of Iusacell since February 1997. Since June 1991, Mr. Elizondo has served as chairman of the board and chief executive officer of Union de Capitales, S.A. de C.V. (UNICA), a capital investment fund. For more than ten years prior thereto, Mr. Elizondo was a manager of Operadora de Bolsa, Casa de Bolsa, including managing director of the investment banking department and president of its investment banking committee and managing director of the mergers and acquisitions and corporate finance departments. Mr. Elizondo is a member of the boards of directors of Ekco, S.A., Banca Quadrom, S.A. de C.V., Grupo Embotelladoras, S.A. de C.V., Grupo Financiero BanCrecer, S.A., Grupo Marti, S.A., Q Tel, S.A. de C.V., TV Azteca, S.A. de C.V.. as well as the companies in which UNICA has invested. Mr. Elizondo holds an undergraduate public accounting degree from Universidad LaSalle and received an M.B.A. from the Instituto Tecnologico y de Estudios Superiores de Monterrey.

      Rodolfo Garcia Muriel was an alternate member of the Board of Directors of the Company from November 1993 to May 1994 and became a Director in May 1994. He is currently general director of Compania Industrial de Parras, S.A. de C.V. Mr. Garcia Muriel has been a member of the boards of directors of Cementos Mexicanos, S.A. de C.V., Cementos Maya, S.A., Cementos Tolteca, S.A. de C.V., and Grupo Financiero InverMexico, S.A. de C.V. He also served as chairman of the boards of directors of Corporacion Industrial Mexico Francia, Fondo de Optimacion de Capitales, Consejo Regional Metropolitano de Banco Mexicano, Parras Cone de Mexico, S.A. de C.V. and Lavapar, S.A. de C.V., and is currently the vice president of the National Chamber of the Textile Industry (Canaitex).

      Luis Felipe Gonzalez Munoz has been a member of the Board of Directors of Iusacell since April 1997 and between May 1994 and December 1996; between December 1996 and April 1997, Mr. Gonzalez was an alternate member of the Board of Directors. Mr. Gonzalez is a member of the Finance and Audit Committee. Mr. Gonzalez has served as chief financial officer of Industrias Unidas, S.A. de C.V. since November 1993. For more than ten years prior thereto, Mr. Gonzalez was employed by Vitrocrisa, S.A. de C.V. and its affiliates, including as director of administration, finance and human resources from September 1990 until July 1993, and as director of administration and finance from February 1988 to September 1990. Mr. Gonzalez is a member of the board of directors of Grupo Industrial Iusa, S.A. de C.V., Propulsora de Negocios, S.A. de C.V., Cambridge Lee Industries Inc. and Hilpar, S.A. de C.V. Mr. Gonzalez holds an undergraduate business administration degree and M.B.A. from the Instituto Tecnologico y de Estudios Superiores de Monterrey.

      Edward R. Kingman, Jr. has been Executive Vice President and Chief Operating Officer of Iusacell since February 1997 and a member of the Board of Directors of Iusacell since April 1997. Prior thereto, between December 1993 and February 1997, he served as Senior Vice President, Chief Financial Officer and Treasurer of Iusacell, and was an alternate member of the Board of Directors from April 1995 until April 1997. Previously, Mr. Kingman served as vice president of finance at Bell Atlantic Network Services, Inc., executive director of finance for Bell Atlantic Network Services, Inc., principal financial executive, treasurer and controller for Bell Atlantic--Washington, D.C. (formerly The Chesapeake and Potomac Telephone Company) and treasurer of each of Bell Atlantic--Maryland (formerly The Chesapeake and Potomac Telephone Company of Maryland), Bell Atlantic--Virginia (formerly The Chesapeake and Potomac Telephone Company of Virginia) and Bell Atlantic--West Virginia (formerly The Chesapeake and Potomac Telephone Company of West Virginia). Mr. Kingman holds an undergraduate degree in communications from the American University. Mr. Kingman's post-graduate training includes an M.B.A. from the American University and the Advanced Management Program of the Harvard Graduate School of Business. He also has advanced post-graduate training in finance from Harvard University and the University of Pennsylvania.

      Javier Martinez del Campo Lanz has been a member of the Board of Directors of Iusacell since February 1997. Mr. Martinez del Campo has been a partner in the law firm of De Ovando y Martinez del Campo, S.C. and its predecessors since 1984. Mr. Martinez del Campo serves on the board of directors of Grupo Gigante, S.A. de C.V. and is a member of the boards of directors or secretary of several other Mexican subsidiaries of foreign corporations. Mr. Martinez del Campo holds a law degree from the Universidad Anahuac and a masters degree in comparative law from the University of San Diego.

      Jeffrey S. Noto has been a member of the Board of Directors of Iusacell since June 1998. Since 1987, Mr. Noto has served in a variety of customer service, planning and finance capacities within Bell Atlantic's wireless group, the last five years as part of the international wireless division. In May 1998, Mr. Noto was appointed Vice President - Administration and Chief Financial Officer of Bell Atlantic's International wireless operations. Prior thereto, he served as Director of Operations from January 1997 to May 1998, as Associate Director of Business Development and Business Operations from August 1994 to January 1997, and as Manager of Business and Strategic Planning from August 1992 to August 1994. Mr. Noto holds an undergraduate degree in economics from Rutgers University.

      Ruben G. Perlmutter has served as Vice President, Mergers & Acquisitions and General Counsel and a member of the Board of Directors of Iusacell since February 1997. From November 1993 through February 1997, Mr. Perlmutter was employed as an attorney by Bell Atlantic Network Services, Inc. For more than four years prior thereto, Mr. Perlmutter was a corporate associate at Kramer, Levin, Naftalis, Nessen, Kamin & Frankel, a New York law firm. Mr. Perlmutter holds degrees from Harvard College and Harvard Law School.

      Eduardo Rihan Azar was an alternate member of the Board of Directors from November 1993 to May 1994 and has been a member of the Board of Directors of Iusacell since May 1994. Mr. Rihan is president of Acco Mexicana, S.A. de C.V., Wearever de Mexico, S.A. de C.V., Mex-Internacional, S.A. de C.V., Inmobiliaria Chihuahua, S.A. de C.V. and Promotora de Maquiladoras DNC, S.A. de C.V. Mr. Rihan serves as a member of the board of directors of Baja del Mar, S.A. de C.V., Grupo Iusa, S.A. de C.V. and

Desarrollo Industrial de Tijuana, S.A. de C.V. Mr. Rihan attended the University of Southern California where he studied chemical engineering.

      Manuel Somoza Alonso has been a member of the Board of Directors of Iusacell since February 1997. Since 1966, Mr. Somoza has served in a variety of capacities within the banking and brokerage industries. Mr. Somoza is currently serving as chairman of Apolo Sociedad Operadora de Sociedades de Inversion. Prior thereto, from 1995 to 1997, Mr. Somoza served as chairman of the board of directors of Somoza, Cortina y Asociados, Casa de Bolsa, and from December 1996 to September 1997 as Director General of Grupo Financiero Bancrecer, S.A. From November 1991 through June 1995, Mr. Somoza served as director general of Grupo Financiero Invermexico, S.A. de C.V. and, from April 1992 through June 1995, as director general of Banco Mexicano. Mr. Somoza serves on the board of directors of Mexicana de Inversiones Femac, S.A. de C.V. Mr. Somoza holds an undergraduate degree in economics from Universidad Anahuac and received an M.B.A. from the Instituto Tecnologico y de Estudios Superiores de Monterrey.

      Dennis F. Strigl has been a member of the Board of Directors of Iusacell since April 1997 and was a member of the Board of Directors between November 1993 and September 1995. Mr. Strigl has served as president and chief executive officer of Bell Atlantic Mobile Systems, Inc. and Bell Atlantic NYNEX Mobile since 1991, and in August 1997 was elected group president and chief executive officer of the Global Wireless Group of Bell Atlantic. Prior thereto, Mr. Strigl was vice president for operations and chief operating officer of Bell Atlantic New Jersey, Inc. (formerly New Jersey Bell Telephone Company) and served on its board of directors. Between 1984 and 1989, Mr. Strigl served in a variety of capacities for Ameritech Corporation. Mr. Strigl holds an undergraduate degree in business administration from Canisius College and an M.B.A. from Fairleigh Dickinson University.

      Howard F. Zuckerman has been Vice President, Finance and Audit and Chief Financial Officer of Iusacell since February 1997 and a member of the Board of Directors of Iusacell since April 1997. Since March 1984, Mr. Zuckerman has served in a variety of financial management positions with affiliates of Bell Atlantic. In May 1993, he was appointed vice president, finance of the carrier services division (serving the United States interexchange carrier market) of Bell Atlantic Network Services, Inc., the service company for Bell Atlantic's regulated operations. For more than nine years prior thereto, Mr. Zuckerman had served in a variety of executive capacities with Bell Atlantic Enterprises International, Inc. and related affiliates of the unregulated businesses of Bell Atlantic, including chief financial officer of Bell Atlantic Investment Development Corporation from 1988 to 1992 and director of accounting of Bell Atlantic Enterprises, Inc. From 1975 to 1983, Mr. Zuckerman held financial management positions with Squibb Corporation, a diversified pharmaceutical company based in the United States, and was appointed an Assistant Corporate Controller in July 1982. From 1970 to 1975, Mr. Zuckerman was employed by the audit division of the New York office of Arthur Andersen & Co. Mr. Zuckerman is a Certified Public Accountant in New York and New Jersey. He holds an economics degree from Cornell University and an M.B.A. from the University of Chicago.

Alternate Directors

      The Company's bylaws authorize Alternate Directors to serve on the Board of Directors in place of Directors who are unable to attend meetings or otherwise participate in the activities of the Board of Directors. The Series A Alternate Directors are Gabriel Alarcon Brockmann, Victor Barreiro Cortes, Antonio Cortina Icaza, Marco Antonio de la Torre Barranco, Carlos Garcia Muriel, Ignacio Gomez Morin, Roberto Legriba Castilla, Alejandro Portilla Garceran, Manuel Romano M. and Pedro Santamarina N. The Series B Alternate Directors are Christopher M. Bennett, Stephen B. Heimann, Jose Estandia Fernandez, Teresa Gomez Fernandez del Castillo, Silvia Malagon Soberanes, John A. D'Apolito, Pilar Olmedo Martell and Xavier Sanchez Gavito. The Series D Alternate Director is Francisco Jose Flores Melendez. The Series L Alternate Director is David A. Riffelmacher.

Committees of the Board of Directors

      The Company has established Executive, Finance and Audit, Human Resources and Compensation, and Strategic Planning and Technology Committees of the Board of Directors. All decisions of these committees require a majority vote of their members, including the favorable vote of at least one member appointed by each of the Series A and Series B shareholders, except for decisions on matters over which the New Shareholders Agreement provides for a supermajority vote. See "Control of Registrant."

      The Executive Committee, an administrative and decision-making body of the Board of Directors, may act for the Board of Directors except where Mexican law requires action of the Board of Directors. The members of the Executive Committee are Messrs. Albertini, Babbio, Bartlett, Canales, del Valle, Dunne, Peralta and Strigl. The Finance and Audit Committee recommends the Company's independent public accountants, reviews Iusacell's annual consolidated financial statements, provides oversight of Iusacell's auditing, accounting, financial reporting and internal control functions, and reviews with management and the Company's independent public accountants the plans and results of the auditing function. The members of the Finance and Audit Committee are Messrs. Albertini, Bartlett, Canales, Dunne, Gonzalez and Noto. The Human Resources and Compensation Committee reviews, evaluates and makes recommendations to the Board of Directors regarding Iusacell's executive compensation standards and practices, including salaries, bonus distributions, grants under the Stock Purchase Plan (as defined) and deferred compensation arrangements. The members of the Human Resources and Compensation Committee are Messrs. Asher, Bartlett, Dunne and Rihan. The Strategic Planning and Technology Committee reviews and advises management with respect to long-term business goals, strategies and resource allocations, and monitors and assesses the Company's technology strategies, policies and investments. The members of the Strategic Planning and Technology Committee are Messrs. Babbio, Bartlett, Peralta and Strigl.

ITEM 11.   Compensation of Directors and Officers

Compensation

      The aggregate amount of compensation paid by the Company during the year ended December 31, 1997 to all directors and executive officers as a group was Ps.26,437,782 million (U.S.$3,276,057), not including severance payments. In addition, during the year ended December 31, 1997, the Company granted purchase rights with a respect to a total of 3,195,848 Series L Shares to its executive officers under the executive employee stock purchase plan adopted in March 1997 (the "Stock Purchase Plan"). As of December 31, 1997, executive officers of the Company held purchase rights with respect to 2,636,835 Series L Shares; purchase rights with respect to 559,013 Series L Shares had been forfeited by executive officers whose labor relationship with the Company had terminated during 1997. See "Item 12--Options to Purchase Securities from Registrant or Subsidiaries--Executive Employee Stock Purchase Plan." As part of its general compensation policy, the Company conducts periodic reviews of its management and employees to determine bonus compensation.

ITEM 12.   Options to Purchase Securities from Registrant or Subsidiaries

Executive Employee Stock Purchase Plan

      In March 1997, Iusacell adopted an executive employee stock purchase plan (the "Stock Purchase Plan") in order to help retain key executives and better align their interests with those of the Company. The Stock Purchase Plan is administered by a management trust with the assistance of the trust division of Bancrecer, S.A. Under the Stock Purchase Plan, the technical committee of the management trust (the "Technical Committee"), which is composed of certain executive officers of the Company, determines the executive employees to whom Series L Shares of Iusacell will be offered for purchase under the Stock Purchase Plan. The Technical Committee determines the number of Series L Shares to be offered for purchase to such executive employees, the purchase price per share for such purchase rights (which will be the closing price for the Series L Shares on the Mexican Stock Exchange on the business day selected by the Technical Committee as the date of sale), the vesting schedule for such purchase rights, the payment terms and all other terms and conditions therefor. Grantees who leave the employ of the Company forfeit unvested purchase rights and, after a certain period of time, forfeit vested and unexercised purchase rights, all of which forfeited purchase rights may be reissued by the Technical Committee. The number of Series L Shares that may be granted under the Stock Purchase Plan cannot exceed 4.9% of the aggregate number of issued and outstanding Iusacell shares.

      In December 1996, the shareholders of Iusacell approved the issuance of 7,812,500 Series L Shares for grant of purchase rights under the Stock Purchase Plan. In March, June and September 1997, the Human Resources and Compensation Committee and, in April, June and September 1997, the Technical Committee of the Company's Board of Directors granted purchase rights with respect to a total of 8,571,121 Series L Shares to 51 executive employees at a purchase price of Ps.
8.48 per Series L Share in April 1997, Ps. 13.82 per Series L Share in June 1997, and Ps. 14.00 per Series L Share in September 1997. All such purchase rights vest either in three equal annual installments commencing a year after the date of grant or in a lump sum two years after the date of the grant.

      As of December 31, 1997, purchase rights with respect to 7,549,834 Series L Shares were outstanding, and purchase rights with respect to 1,506,418 Series L Shares had been forfeited.

ITEM 13.   Interest of Management in Certain Transactions

General Policy

      The Company adopted a policy on transactions with related parties in November 1993 in connection with the acquisition by Bell Atlantic of its initial holdings in the Company. This policy provides that the Company will not, and will not permit any of its subsidiaries to, enter into any contract or transaction with or for the benefit of any of their affiliates (other than transactions with, between or among wholly-owned subsidiaries), including any member of the Peralta Group and Bell Atlantic and its subsidiaries, which is not at a price and on other terms at least as favorable to the Company or the subsidiary as those which could be obtained on an arm's-length basis from an unaffiliated third party.

Bell Atlantic Facility

      On July 25, 1997 Bell Atlantic agreed to provide the Company with the Bell Atlantic Facility. The convertible subordinated debentures (the "Debentures") to be issued under the Bell Atlantic Facility will mature on December 31, 1999, and will bear interest at an annual rate equal to six-month LIBOR plus 500 basis points, payable semi-annually in cash or by issuance of additional Debentures, at the option of Bell Atlantic, subject to the terms of the Subordination Agreement (as defined) described below.

      The principal amount of the Debentures will be convertible at any time prior to maturity into Series A Shares of the Company at a conversion price of U.S.$0.70 per share. Any Debentures issued in lieu of cash interest will be convertible at any time prior to maturity into Series A Shares at a conversion price equal to the average closing price on the New York Stock Exchange of the American Depository Receipts evidencing Series D American Depositary Shares and Series L American Depositary Shares of the Company over 10 trading days preceding such interest payment date. The Debentures will be transferable only to affiliates of Bell Atlantic, subject to certain exceptions.

      Bell Atlantic entered into a subordination agreement (the "Subordination Agreement") with Chase, as administrative agent under the Chase Credit Facility, the Trustee (as defined therein), on behalf of the holders of the Notes, and the Company. The Subordination Agreement provides that no payments of principal, interest or other amounts may be made with respect to the Debentures if a default or event of default has occurred and is continuing or would result therefrom under the Chase Credit Facility or the Indenture. In addition, the Subordination Agreement also prohibits the payment of principal, cash interest and other amounts (except for certain withholding taxes) except to the extent permitted under certain covenants described in the terms and conditions of the Notes. The credit agreement governing the Chase Credit Facility contains a similar prohibition on such payments. No amendments, waivers or other modifications of the Bell Atlantic Facility that would or could have a negative adverse effect on the holders of the Notes will be permitted except with the consent of the

Required Lenders (as defined under the Chase Credit Facility) and the consent of the Trustee or the holders of a majority of the principal amount of the Notes. Breaches of the Subordination Agreement by Bell Atlantic or the Company will constitute a default under the Chase Credit Facility and the Indenture.

      Iusacell intends to satisfy its future funding needs with borrowings under the Chase Credit Facility and from other independent sources such as additional bank debt, export credit agency financing and vendor financing. If such financing is not available at a rate or in the time frame required by the Company, the Company intends to borrow under the Bell Atlantic Facility. Because Bell Atlantic controls Iusacell, there can be no assurance, however, that Iusacell will be permitted to borrow under the Bell Atlantic Facility. The Chase Credit Facility requires the Company to fund Iusacell's 450 MHz local wireless subsidiary through the Bell Atlantic Facility but only up to an aggregate amount of U.S.$12.0 million; any Debentures issued in connection with such borrowings must be promptly converted into Series A Shares of Iusacell. In the Subordination Agreement, Bell Atlantic agreed not to cause or permit the termination of the Bell Atlantic Facility.

      In 1997, the Company borrowed an aggregate principal amount of U.S.$24.5 million in loans from Bell Atlantic New Zealand Holdings, Inc. at annual interest rates equal to one-month or six-month LIBOR plus 4.00% or 5.00%. All such borrowings were repaid on July 25, 1997 with the proceeds of the Chase Credit Facility.

Other Transactions

      Iusacell and certain subsidiaries of Bell Atlantic have entered into a series of consulting and secondment agreements pursuant to which Bell Atlantic has agreed, for an indefinite term, to provide Iusacell with management, technical, marketing, legal and other consulting services and certain seconded employees. Seconded employees generally agree to expatriate assignments of two to three years duration, with such employees' salaries being paid by Bell Atlantic and reimbursed by the Company. Bell Atlantic charges the Company for the provision of consulting services at cost. With respect to consulting services rendered in the 1997 fiscal year, Iusacell has been invoiced by Bell Atlantic for a total of U.S.$5.5 million, which amount includes a fixed management consulting fee of U.S.$0.2 million for the services of certain senior Bell Atlantic officials through the close of business on February 18, 1997, U.S.$3.0 million in reimbursement of the actual cost of seconded employees and U.S.$2.3 million in respect of other consulting services. As part of the 1996 Share Conversion Agreement, consulting services for 1997 after the close of business on February 18, 1997 and for subsequent years will not include a fixed management consulting fee for the services provided by certain senior Bell Atlantic officials.

      Pursuant to the 1996 Share Conversion Agreement, in February 1997, Fiusa Pasteje, S.A. de C.V., a member of the Peralta Group ("FIUSA"), and BAII, an affiliate of Bell Atlantic, converted U.S.$37.2 million and U.S.$32.9 million of Iusacell indebtedness, respectively, into Series A Shares and Series D Shares at a conversion price of U.S.$0.70 per share. The indebtedness converted by FIUSA represented indebtedness acquired by FIUSA from Merrill Lynch International Bank Limited, Merchant Bank in August 1996 (plus accrued interest thereon) and U.S.$6.0 million in loans made to Iusacell by FIUSA in December 1996 and January 1997 at an annual interest rate of LIBOR plus 500 basis points (plus accrued interest thereon). FIUSA received 4,390,619 Series A Shares and 48,754,000 Series D Shares upon such conversion. The indebtedness converted by BAII represented indebtedness acquired by BAII from Chase in February 1997 and U.S.$6.0 million in loans made to Iusacell by BAII in January and February 1997 at an annual interest rate of LIBOR plus 500 basis points (plus accrued interest thereon). BAII received 47,017,491 Series A Shares upon such conversion. See "Item 4 -- Control of Registrant."

      Desarrollo de Sistemas de Seguridad Privada, S.A. de C.V. ("Desarrollo"), a member of the Peralta Group, and Sistecel S.A. de C.V., a wholly owned subsidiary of the Company, entered into a Services Agreement dated January 2, 1996 pursuant to which Desarrollo provided security and secretarial services for Mr. Peralta. The total amount charged by Desarrollo to Iusacell in 1996 was approximately U.S.$400,000. No amount was charged by Desarrollo to Iusacell in 1997. As part of the 1996 Share Conversion Agreement, this arrangement was terminated effective at the close of business on February 18, 1997.

      Inmobiliaria Montes Urales 460, S.A. de C.V., a subsidiary of the Company, leases office space to Servicios Corporativos IUSA, S.A. de C.V. ("Servicios"), a member of the Peralta Group pursuant to one-year leases which are re-priced on January 1 of each year. Currently, payments under the lease equal U.S.$15,347 per month. In addition, Servicios has paid Iusacell Ps. 0.7 million for the purchase of certain vehicles for Mr. Carlos Peralta.

      The Peralta Group owns Fraccionadora y Constructora Mexicana, S.A. de C.V. ("Fracomex"), a company engaged in real estate investment and management that has entered into lease agreements with certain subsidiaries of the Company. The total amount paid by Iusacell to Fracomex per month is approximately U.S.$27,275 (such amount being based upon the market rate for such services). In 1997 these payments totalled approximately U.S.$327,302.

      Industrias Unidas, S.A. de C.V. ("IUSA"), a company controlled by the Peralta Group, leases land, buildings, houses and a warehouse to Iusacell at IUSA's industrial complex in Pasteje. In addition, IUSA has agreed to sell to Iusacell equipment to provide energy and air conditioning services to the leased buildings. Iusacell pays IUSA approximately U.S.$9,752 per month for the foregoing leases and paid Ps. 2.5 million for the purchased equipment.

      Iusacell owns 68.3% of Cellular Solutions de Mexico, S.A. de C.V. ("Cellular Solutions"), a company involved in the sale of cellular accessories. Mr. Marco Antonio de la Torre Barranco, an alternate director of the Company, owns the remaining 31.7% of Cellular Solutions. In 1997, the Company paid Mr. de la Torre Ps. 273,533 for his 10% interest in Promotora Celular, S.A. de C.V., a company involved in distributing cellular services for Iusacell and Ps. 9.2 million for his 15% interest in Rentacell, S.A. de C.V., a company engaged in the Mexican cellular telephone rental business.

      Iusacell and Jose Ramon Elizondo, a director of the Company, have organized Punto-a-Punto Iusacell, S.A. de C.V. to participate in the operation of three concessions for point-to-point short haul microwave frequencies acquired in the auctions concluded in October 1997. Iusacell owns 94.9% of the economic interest and 49% of the voting shares of this company; Mr. Elizondo owns 51% of the voting shares thereof. The Company and Mr. Elizondo have agreed to create a similar entity to operate the concessions for 1.9 GHz (PCS) frequencies in Region 1 and Region 4 in the auctions completed in May 1998. See "Item 1 -- Description of Business -- Government Regulation -- Foreign Ownership Restrictions."

                                     PART II

ITEM 14. Description of Securities to Be Registered

      Not applicable.

                                    PART III

ITEM 15. Default Upon Senior Securities

      Not applicable.

ITEM 16. Changes in Securities and Changes in Security for Registered Securities

      Not applicable.

                                     PART IV

ITEM 17. Financial Statements

      The Company has responded to Item 18 in lieu of responding to this Item.

ITEM 18. Financial Statements

      See Item 19(a) for a list of financial statements filed under Item 18.


ITEM 19.          Financial Statements and Exhibits

                                                                           Page
                                                                           ----
      (a)   List of Financial Statements

            Report of Independent Accountants ............................. F-1
            Consolidated Balance Sheets--December 31, 1997 and 1996........ F-3
            Consolidated Statements of Income--Fiscal Years Ended
              December 31, 1997, 1996 and 1995............................. F-5
            Consolidated Statements of Changes in Stockholders'
              Equity--Fiscal Years Ended December 31, 1997, 1996 and 1995.. F-6
            Consolidated Statements of Changes in Financial Position--
              Fiscal Years Ended December 31, 1997, 1996 and 1995.......... F-7
            Notes to Consolidated Financial Statements..................... F-9

            Financial Statement Schedules

            Report of Independent Accountants on Financial Statement
              Schedules.................................................... S-1
            Schedule II--Valuation and Qualifying Accounts and Reserves.... S-2

      (b)   List of Exhibits

            Agreement for Equipment, Furnish and Installation, for Iusacell's Cellular Network dated December 10, 1997 between Grupo Iusacell, S.A. de C.V., Lucent Technologies World Services Inc. and Lucent Technologies de Mexico, S.A. de C.V.*Exhibit A

---------
* Certain clauses have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act of 1934.

The Board of Directors of

      Grupo Iusacell, S.A. de C.V.:

      We have audited the accompanying consolidated balance sheets of Grupo Iusacell, S.A. de C.V. (the "Company") and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity, and changes in financial position for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audits in accordance with generally accepted audited standards in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material mis- statement and are prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      a. The carrying values of the Company's property, plant and equipment related to the 450 project are dependent on the assumption that these assets will continue to be used in the operations of the Company. As a result of the delays experienced by the Company and the uncertainty relating to the Company's ability, at a commercially reasonable cost, to implement full scale local wireless service in the 450 MHz frequency band, the Company may determine not to pursue such service. In that event, the Company would record substantial non-cash losses, consisting of the write off of assets in the range of Ps. 826,100, including about 90% of the tangible assets and all the pre-operative expenses (see Note 19.k).

      b. As mentioned in Note 4.b, until December 31, 1996, the Company restated Property and Equipment, net, and depreciation for the year, based on fair market values determined from appraisals performed by independent appraisers; as a result of the application of the Fifth Amendment of Bulletin B-10, modified, issued by the Mexican

Institute of Public Accountants, for the period ended December 31, 1997, such method was changed to the method of restating based on the National Consumer Price Index. For this reason amounts as of December 31, 1997 for the above-mentioned items are not comparable with the figures as of December 31, 1996.

      c. As of December 31, 1996, the Company established a reserve for restructuring costs for Ps.157,850,000, which was charged to the consolidated income statement as an extraordinary expense (see Notes 2, 4.d and 8.b to the consolidated financial statements).

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Iusacell, S.A. de C.V. and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of its operations, changes in stockholders' equity and changes in its consolidated financial position for each of the three years in the period ended December 31, 1997, in conformity with accounting principles generally accepted in Mexico.

      Accounting principles generally accepted in Mexico vary in certain respects from accounting principles generally accepted in the United States. In our opinion, based on our audits, application of accounting principles generally accepted in the United States would have affected the determination of the amount shown as net loss for the years ended December 31, 1997, 1996 and 1995 and the total amount of stockholders' equity as of December 31, 1997 and 1996 to the extent summarized in Note 19 to the consolidated financial statements.

                                COOPERS & LYBRAND
                        DESPACHO ROBERTO CASAS ALATRISTE

                              /s/ Coopers & Lybrand
                            Juan Manuel Ferron Solis
                                Public Accountant

Mexico City, D.F., Mexico
February 16, 1998 and
June 30, 1998 for Notes 19 and 20 and paragraph a.

                  GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 1997 AND 1996

                              (Notes 1, 2, 3 and 4)

    (Adjusted for price-level changes and expressed in thousands of constant
                     Mexican pesos as of December 31, 1997)


                                                                 1997            1996
                                                            -------------   -------------
                                     ASSETS
CURRENT:
   Cash and cash equivalents                                Ps.   117,497   Ps.   105,185
                                                            -------------   -------------
   Accounts receivable:
     Trade, net of Ps.78,136 and Ps.106,808 of
       allowance for doubtful accounts in 1997
       and 1996, respectively (Note 4.d)                          204,512         152,596
     Related parties (note 5)                                      44,028           8,178
     Recoverable taxes and other                                  226,084          93,502
                                                            -------------   -------------
                                                                  474,624         254,276
                                                            -------------   -------------
   Inventories (Note 6)                                           269,069         115,717
                                                            -------------   -------------
       Total current assets                                       861,190         475,178

INVESTMENT IN ASSOCIATED COMPANIES (Note 7)                        17,781         101,669
PROPERTY AND EQUIPMENT, net (Note 8)                            3,014,660       3,595,776
OTHER ASSETS, net (Note 9)                                      1,265,545         718,372
EXCESS OF COST OF INVESTMENTS IN SUBSIDIARIES OVER
  BOOK VALUE, net of accumulated amortization
  of Ps.252,197 in 1997 and Ps.191,632 in 1996 Note 4.i)        1,516,019       1,589,765
                                                            -------------   -------------
       Total assets                                         Ps. 6,675,195   Ps. 6,480,760
                                                            =============   =============

                                   LIABILITIES
CURRENT:
   Notes payable (Note 10)                                  Ps.     2,663   Ps.   809,331
   Current portion of long-term debt (Note 10)                         --         122,126
   Trade accounts payable (Note 11)                               704,014         501,831
   Related parties (Note 5)                                        80,294         406,674
   Taxes and other payables                                       325,794         399,865
   Income tax (Note 12)                                             8,833           7,074
   Employee profit sharing (Note 12)                                   78             143
                                                            -------------   -------------
       Total current liabilities                                1,121,676       2,247,044

LONG-TERM DEBT (Note 10)                                        2,218,837         595,723
TRADE ACCOUNTS PAYABLE, LONG-TERM (Note 11)                         4,040          11,228
COMMITMENTS AND CONTINGENCIES (notes 4.k and 13)                    2,299           2,191
                                                            -------------   -------------
       Total liabilities                                        3,346,852       2,856,186


                                                           1997           1996
                                                      ------------    ------------
                              STOCKHOLDERS' EQUITY
 CONTRIBUTED CAPITAL (Notes 14 and 15):
   Capital stock:
   Nominal                                               2,979,286       2,356,153
   Restatement                                           3,403,818       3,328,449
                                                      ------------    ------------
                                                         6,383,104       5,684,602
                                                      ------------    ------------
   Capital contributed:
   Nominal                                                  18,655          18,655
   Restatement                                              42,601          42,601
                                                      ------------    ------------
                                                            61,256          61,256
                                                      ------------    ------------
                                                         6,444,360       5,745,858
                                                      ------------    ------------
EARNED CAPITAL (Note 15):
   Accumulated losses:
     Legal reserve                                           3,349           3,349
     For prior years                                    (1,585,879)     (1,190,945)
     For the year                                          (72,259)       (394,934)
                                                      ------------     -----------
                                                        (1,654,789)     (1,582,530)
                                                      ------------    ------------
     Deficit from restatement                           (1,472,802)       (544,802)
                                                      ------------     -----------
       Total majority stockholders' equity               3,316,769       3,618,526
MINORITY INTEREST                                           11,574           6,048
                                                      ------------     -----------
       Total stockholders' equity                        3,328,343       3,624,574
                                                      ------------     -----------
       Total liabilities and stockholders' equity     Ps.6,675,195    Ps.6,480,760
                                                      ============    ============


The accompanying notes are an integral part of these consolidated financial statements.

                  GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                              (Notes 1, 2, 3 and 4)

    (Adjusted for price-level changes and expressed in thousands of constant
                     Mexican pesos as of December 31, 1997)


                                               1997           1996           1995
                                           ------------   ------------   ------------
REVENUES:
   Services                                Ps.1,543,132   Ps.1,591,637   Ps.1,756,274
   Telephone equipment sales and other          317,354        256,728        312,936
                                           ------------   ------------   ------------
                                              1,860,486      1,848,365      2,069,210
                                           ------------   ------------   ------------
COST OF SALES:
   Cost of services                             514,215        583,533        643,895
   Cost of telephone equipment and other        201,447        143,129        173,690
                                           ------------   ------------   ------------
                                                715,662        726,662        817,585
     Gross profit                             1,144,824      1,121,703      1,251,625
                                           ------------   ------------   ------------
OPERATING EXPENSES                              743,777        800,763        913,942
DEPRECIATION AND AMORTIZATION                   581,926        657,314        728,100
                                           ------------   ------------   ------------
     Operating loss                            (180,879)      (336,374)      (390,417)
                                           ------------   ------------   ------------
INTEGRAL FINANCING COST (GAIN):
   Interest expense, net                        248,200        305,573        188,354
   Foreign exchange loss (gain), net             48,464        (67,531)       766,614
   Gain from monetary position                 (292,724)      (378,659)      (545,261)
                                           ------------   ------------   ------------
                                                  3,940       (140,617)       409,707
                                           ------------   ------------   ------------
EQUITY PARTICIPATION IN NET (GAIN)
   LOSS OF ASSOCIATED COMPANIES (Note 7)       (157,688)         6,516         42,554
                                           ------------   ------------   ------------
     Loss on continuing operations
       before assets tax, employee
       profit sharing, minority in-
       terest and extraordinary item            (27,131)      (202,273)      (842,678)
                                           ------------   ------------   ------------
PROVISIONS FOR
   Asset tax                                     45,335         38,267         31,630
   Employee profit sharing                           --             --          2,263
                                           ------------   ------------   ------------
                                                 45,335         38,267         33,893
                                           ------------   ------------   ------------
     Loss before minority interest
       and extraordinary item                   (72,466)      (240,540)      (876,571)
MINORITY INTEREST                                   207          3,456         40,258
                                           ------------   ------------   ------------
     Loss before extraordinary item             (72,259)      (237,084)      (836,313)
EXTRAORDINARY ITEM:
   Group reorganization charge
     Notes 2, 4.d and 8.b)                           --        157,850             --
                                           ------------   ------------   ------------
       Net loss for the year               (Ps.  72,259)  (Ps. 394,934)  (Ps. 836,313)
                                           ============   ============   ============

WEIGHTED AVERAGE NUMBER OF SHARES OF
  COMMON STOCK OUTSTANDING (thousands)        1,070,825        981,624        981,624
                                           ============   ============   ============
LOSS PER SHARE BEFORE EXTRAORDINARY
  ITEM (pesos)                             (Ps.    0.07)  (Ps.    0.24  (Ps.    0.85)
                                           ============   ============   ============
NET LOSS PER SHARE (pesos)                 (Ps.    0.07)  (Ps.    0.40) (Ps.    0.85)
                                           ============   ============   ============

The accompanying notes are an integral part of these consolidated financial statements.

                  GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                              (Notes 1, 2, 3 and 4)

    (Adjusted for price-level changes and expressed in thousands of constant
                     Mexican pesos as of December 31, 1997)


                                                              Accumulated losses
                                                              ------------------
                          Capital                                                              (Deficit)                   Total
                           Stock         Capital        Legal       Prior        For the      excess from   Minority   stockholders'
                         subscribed   contributions    reserve      years          year       restatement   interest       equity
                         ----------   -------------    -------      -----        -------      -----------   --------   ------------
Balance at December
  31, 1994              Ps.5,684,602   Ps.  61,256   Ps.  3,349   Ps. 407,568  (Ps.762,200)   Ps. 700,223  Ps.  7,877  Ps.6,102,675
Application of 1994
  net loss                                                           (762,200)     762,200                                      --
Recognition of the
  effects of inflation
  on the financial
  statements                                                                                     (460,090)                 (460,090)
Minority interest for
  the year                                                                                                    (35,733)
Net loss for the year                                                (836,313)                                             (836,313)
                        ------------   -----------   ----------   -----------   ----------    -----------  ----------  ------------
Balance at December
  31, 1995                 5,684,602        61,256        3,349      (354,632)    (836,313)       240,133     (27,856)    4,770,539
Application of 1995
  net loss                                                           (836,313)     836,313                                      --
Recognition of the
  effects of inflation
  on the financial
  statements                                                                                     (784,935)                 (784,935)
Minority interest for
  the year                                                                                                     33,904        33,904
Net loss for the year                                                             (394,934)                                (394,934)
                        ------------   -----------   ----------   -----------   ----------    -----------  ----------  ------------
Balance at December
  31, 1996                 5,684,602        61,256        3,349    (1,190,945)    (394,934)      (544,802)      6,048     3,624,574
Application of 1996
  net loss                                                           (394,934)     394,934                                      --
Increase in capital
  stock from the
  capitalization of
  stockholders' debt         615,345                                                                                        615,345
Increase in capital
  stock through the
  issuance of shares
  under the Executive
  Stock Purchase Plan         83,157                                                                                         83,157
Recognition of the
  effects of inflation
  on the financial
  statements                                                                                     (928,000)                 (928,000)
Minority interest for
  the year                                                                                                      5,526         5,526
Net loss for the year                                                 (72,259)                                              (72,259)
                        ------------   -----------   ----------   -----------   ----------    -----------  ----------  ------------
Balance at December
  31, 1997              Ps.6,383,104   Ps.  61,256   Ps.  3,349 (Ps.1,585,879)  (Ps.72,259) (Ps.1,472,802)  Ps.11,574  Ps.3,328,343
                        ============   ===========   ==========  ============   ==========   ============  ==========  ============

The accompanying notes are an integral part of these consolidated financial statements.

                  GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                              (Notes 1, 2, 3 and 4)

    (Adjusted for price-level changes and expressed in thousands of constant
                     Mexican pesos as of December 31, 1997)


                                                      1997            1996            1995
                                                  -----------    ------------     -----------
OPERATING ACTIVITIES:
   Loss before extraordinary item ..........      (Ps. 72,259)   (Ps. 237,084)    (Ps.836,313)
   Items not requiring the use of resources:
     Depreciation and amortization .........          581,926         657,314         733,755
     Equity participation in net (gain)
       loss of associated companies ........         (157,688)          6,516          42,554
     Minority interest .....................             (207)         (3,456)        (40,258)
                                                  -----------    ------------     -----------
                                                      351,772         423,290        (100,262)
Resources (used for) provided by
  operating activities-
   Trade accounts receivable ...............          (51,916)         41,615         134,849
   Related parties .........................         (362,230)        357,561          43,353
   Recoverable taxes and other .............         (132,582)        (27,552)         86,092
   Inventories .............................         (153,352)         61,126          51,849
   Trade accounts payable ..................          194,995        (456,162)        296,386
   Taxes and other payables ................          (74,071)        104,767          93,019
   Income tax ..............................            1,759           5,729           1,345
   Employee profit sharing .................              (65)           (227)           (915)
   Other ...................................              108              66             202
                                                  -----------    ------------     -----------
     Resources (used for) provided
       by operating activities before
       extraordinary item ..................         (225,582)        510,213         605,918
Extraordinary item:
   Group reorganization charge .............               --         157,850              --
                                                  -----------    ------------     -----------
     Resources (used for) provided
       by operating activities .............         (225,582)        352,363         605,918
                                                  -----------    ------------     -----------

FINANCING ACTIVITIES:
   Proceeds from long-term debt ............        2,218,837         113,240          30,186
   Principal payments on long-term debt ....         (717,849)       (555,900)       (476,109)
   Net change in notes payable .............         (806,668)         62,946         679,379
   Increase of capital stock ...............          698,502              --              --
                                                  -----------    ------------     -----------
     Resources provided by (used
       for) financing activities ...........        1,392,822        (379,714)        233,456
                                                  -----------    ------------     -----------
INVESTING ACTIVITIES:
   Purchase of property and equipment ......         (677,853)       (276,015)       (512,349)
   Sale of common stock of associated
     companies .............................          247,309          22,911         (55,778)
   (Purchase) disposal of other assets .....         (724,384)        192,010        (357,416)
                                                  -----------    ------------     -----------


     Resources used for investing
       activities                                  (1,154,928)        (61,094)       (925,543)
                                                  -----------     -----------     -----------

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                     12,312         (88,445)        (86,169)

CASH AND CASH EQUIVALENTS AT THE
  BEGINNING OF THE YEAR                               105,185         193,630         279,799
                                                  -----------     -----------     -----------

CASH AND CASH EQUIVALENTS AT THE
  END OF THE YEAR                                 Ps. 117,497     Ps. 105,185     Ps. 193,630
                                                  ===========     ===========     ===========


The accompanying notes are an integral part of these consolidated financial statements.

                 GRUPO IUSACELL, S. A. DE C. V. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF DECEMBER 31, 1997, 1996 AND 1995

          (Adjusted for price-level changes and expressed in thousands of constant Mexican pesos as of December 31, 1997 and

                           thousands of U.S. Dollars)

1.    Entity and Nature of Business

            Grupo Iusacell, S.A. de C.V. (the "Company") is a holding Company which was incorporated on October 6, 1992. Its subsidiaries are primarily engaged in the wireless telecommunications business and hold concessions to operate cellular telephone systems in four contiguous market areas ("Regions") in Mexico. In October 1995, the Company received a concession from the Mexican government to operate as a long distance carrier and started its operations in this market in August 1996. During 1996, the Company also signed a joint venture agreement for the operation of nationwide and international paging services. The Company started to provide paging services in August 1996.

            Affiliated companies of each of the Peralta Family and Bell Atlantic Corporation ("Bell Atlantic") hold substantial ownership interests (direct or indirect) in the Company.

            On December 27, 1996, the Company's stockholders signed a definitive agreement to change the management control of Grupo Iusacell, S.A. de C.V., from the Peralta Family to Bell Atlantic, subject to certain Mexican government approvals. Bell Atlantic assumed such management control on February 18, 1997 (see Note 14).

            The Company and its subsidiaries are referred to collectively herein as the "Group" or "Grupo Iusacell".


2.    Acquisitions and Group Reorganization

      Acquisitions of Regions 5, 6 and 7

      In 1993, the Company obtained ownership of Sistemas Telefonicos Portatiles Celulares, S.A. de C.V. ("Portacel") and Telecomunicaciones del Golfo, S.A. de C.V. ("Telgolfo"). Portacel and Telgolfo hold the non-wireline cellular concessions for Region 6 and Region 7, respectively.

      The cost incurred in 1993 to acquire control of Portacel and Telgolfo amounted to Ps.924,731, of which Ps.788,872 represented the excess of investment cost over the book value.

      In February 1994, the Company purchased the remaining minority ownership interest of Telgolfo for Ps.56,363, of which Ps.52,463 represented the excess of investment cost over the book value.

      In 1993, the Company acquired 67% of Hermes Telecomunicaciones, S.A. de C.V. ("Hermes"), a company that owns 51% of Comunicaciones Celulares de Occidente, S.A. de C.V. ("Comcel"). Comcel holds the non-wireline cellular concession for Region 5. In December 1993, the Company reached an agreement to purchase the remaining interests in both Comcel and Hermes. The Company's cost of acquiring Comcel and Hermes totaled Ps.1,207,508, of which Ps.978,925 represented the excess of investment cost over the book value.

      Other acquisitions

      In 1994, the Company acquired 51% of Telecomunicaciones Digitales Internacionales, S.A. de C.V. (later renamed Iusatel Chile, S.A. de C.V.). The Company purchased this ownership interest for Ps.22,211, which was the book value of the shares acquired. During 1996, the Company increased its ownership interest in Iusatel Chile, S.A. de C.V. from 51% to 100% through the payment of $100 U.S. Dollars to the minority stockholders in connection with the settlement of litigation among the Company, Iusatel Chile, S.A. de C.V. and such minority stockholders. In December 1996, the Company sold its debt and equity in Iusatel Chile, S. A. de C. V. for $5,000 U.S. Dollars. Payment was received in the form of three promissory notes which matured between March and July 1997. Full payment of such notes was made in December 1997.

      In August 1994, the Company increased its ownership in Compania Colombiana de Telefonia Celular, S.A. ("Telecel") from 28.5% to 63.25%, by acquiring an additional 34.75% interest. The cost to acquire this interest was Ps.35,724, of which Ps.25,307 represented the excess of investment cost over the book value. In March 1995, the Company increased its ownership interest in Telecel through a capital contribution of Ps.839. Through this contribution, the Company increased its ownership in Telecel from 63.25% to 70.14%.

      On December 13, 1994, Iusacell, S.A. de C.V. (subsidiary company) acquired 99.99% of Inmobiliaria Montes Urales 460, S.A. de C.V. The cost was Ps.77, 166, of which Ps.14,500 represented the excess of investment cost over the book value. In March 1997, the Company signed an agreement under which the assets of Inmobiliaria Montes Urales 460, S.A. de C.V. are to be sold to a third party for approximately 8,275 U.S. Dollars.

      In August 1995, the Company acquired from a related party 100% interest of Iusatel, S.A. de C.V. Starting August 11, 1996, Iusatel, S.A. de C.V. began to provide national and international long distance basic telephone services pursuant to a concession received from the Mexican government in October 1995. Under the conditions established by the Mexican government for Bell Atlantic's assumption of management control of the Company, the Company must sell a majority of the voting shares of Iusatel, S.A. de C.V. to a Mexican national by August 1998.

      In August 1995, the Company incorporated as a new subsidiary, Grupo Iusacell de Nicaragua, S.A. This company owns 100% of the shares of Radio Telefonia Rural de Nicaragua, S.A. which in July 1995 entered into a joint venture agreement with the Nicaraguan Telecommunications Ministry for the provision of fixed wireless local telephone services. In May 1996, the Nicaraguan Telecommunications Ministry revoked the agreement. As of December 31, 1997, the Company has not made any investment in this project and has no commitments for any such investments.

      In December 1995, the Company signed a joint venture agreement with Infomin, S.A. de C.V., a Mexican company which holds a fifteen-year concession to provide nationwide and international paging services through July 2009. Pursuant to this agreement, in March 1996, the Company and Infomin established a joint venture company, Infotelecom, S.A. de C.V., which is owned 51% and 49% by the Company and Infomin, respectively. The Company committed to contribute up to $10,500 U.S. Dollars; as of December 31, 1997 and 1996, the Company had invested $8,500 and $3,500 U.S. Dollars, respectively, in the joint venture. The joint venture agreement establishes the individual and joint responsibilities of the partners. In case a partner does not fulfill its responsibilities, sanctions could cause such partner to lose its investment and up to $1,000 U.S.Dollars as a penalty.

      In January 1996, the Company increased its ownership in Renta-Cell, S.A. de C.V., which rents cellular phones, from 33.33% to 70% through the acquisition of an additional 36.67% from its partners. The cost to acquire this interest was Ps.3,786. Starting January 1996, the Company consolidated the assets, liabilities and operating results of this subsidiary. In November 1997, the Company increased its ownership of Renta-cell, S.A. de C.V. from 70% to 100% through the acquisition of an additional 30% from its partners. The cost to acquire the remaining interest was Ps.18,500 which represented the excess of investment cost over the book value.

      Group Reorganization

      During 1996, several of the Company's subsidiaries were reorganized or merged. The reorganization consisted of the following operations:

      At an extraordinary stockholders' meetings held on December 31, 1996, the respective stockholders of Hermes Telecomunicaciones, S.A. de C.V., GMD Comunicaciones, S.A. de C.V. and Portaserv, S.A. de C.V., voted to dissolve these companies. As of this date, these three companies have not performed any transactions except those necessary to wind-up their pending businesses.

      At the end of 1996, and based on the reorganization of the Company and the change in the managerial and administrative control of the Group (which occurred in February 1997), the Company established a reserve of Ps.157,850 for the restructuring expenses associated with the reorganization. This reserve, due to its characteristics of being non-recurrent and unusual, represents an extraordinary item in the consolidated income statement. The composition of this reserve is as follows:

      Provision for consolidation of facilities                   Ps.82,971
      Employee severance                                             30,781
      Fixed assets obsolescence reserve                              38,188
      Change in estimate of allowance for                             5,910
      doubtful accounts                                          ----------

                                                                 Ps.157,850
                                                                 ==========

      Summary

      The subsidiary companies which are included within the consolidated financial statements are as follows (directly or indirectly):

                                                 Ownership Interest
                                                  as of December 31
                                                  -----------------
                    Subsidiary                    1997         1996
      --------------------------------------      ----         ----

      S.O.S. Telecomunicaciones, S.A. de C.V.     100%         100%
      Iusacell, S.A. de C.V.                      100%         100%
      Sistecel, S.A. de C.V.                      100%         100%
      Comunicaciones Celulares de Occidente,      100%         100%
        S.A. de C.V. (Region 5)
      Sistemas Telefonicos Portatiles Celulares,  100%         100%
        S.A. de C.V. (Region 6)
      Telecomunicaciones del Golfo, S.A. de       100%         100%
        C.V. (Region 7)
      Inflight Phone de Mexico, S.A de C.V.       100%         100%
      GMD Comunicaciones, S.A. de C.V.            100%         100%
      Hermes Telecomunicaciones, S.A. de          100%         100%
        C.V.
      Inmobiliaria Montes Urales 460, S.A. de     100%         100%
        C.V.
      Portaserv, S.A. de C.V.                     100%         100%
      Mexican Cellular Investments, Inc.          100%         100%
      Iusanet, S.A. de C.V.                       100%         100%
      Promotora Celular, S.A. de C.V.             100%          75%
      Renta-Cell, S.A. de C.V.                    100%          70%
      Iusatelecomunicaciones, S.A. de C.V.        100%         100%
      Iusatel, S.A. de C.V.                       100%         100%

                                                 Ownership Interest
                                                  as of December 31
                                                  -----------------
                    Subsidiary                    1997         1996
      --------------------------------------      ----         ----

      Grupo Iusacell Nicaragua, S.A.              100%         100%
      Compaia Colombiana de Telefonia              70%          70%
        Celular, S.A.
      Cellular Solutions de Mexico, S.A. de        68%          68%
        C.V.
      Satelitron, S.A. de C.V.                     65%          51%
      Infotelecom, S.A. de C.V.                    51%          51%

3.    Basis of presentation

      a)    Basis of Presentation

            The Group's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Mexico ("Mexican GAAP").

            The consolidated financial statements for the two periods have been presented in thousands of constant Mexican pesos as of December 31, 1997 as required by Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information", as amended, issued by the Mexican Institute of Public Accountants ("Bulletin B-10"). All amounts presented in U.S.
Dollars are in thousands.

            The amounts as of December 31, 1996 and 1995, presented in the financial statements and in the notes have been restated based on the 1997 annual inflation rate (15.72%) based on the National Consumer Price Index (NCPI) published by Banco de Mexico (Mexican Central Bank) in order to present them in Mexican pesos of purchasing power as of December 31, 1997.

      b)    Consolidated financial statements

            Those companies in which the Group holds 50% or more of the capital stock and/or exercises control over operating and financing activities are included in the consolidated financial statements.

            All significant intercompany balances and transactions have been eliminated on consolidation.

      c)     Use of estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

4.    Accounting Policies

      A summary of the Group's significant accounting policies is as follows:

      a)     Monetary unit

            The financial statements are presented in Mexican pesos, the currency that, based on Mexican laws, must be used to prepare the accounting records of the Company and its Mexican subsidiaries. All amounts presented in the 1997, 1996 and 1995 consolidated financial statements are expressed in thousands of Mexican pesos.

      b)    Effects of inflation on the financial statements

            The consolidated financial statements of the Group have been prepared in accordance with Bulletin B-10. The Third Amendment of Bulletin B-10, effective for fiscal years beginning January 1, 1990 and thereafter, requires the restatement of all comparative financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. Accordingly, the consolidated financial statements have been restated as follows:

      - Consolidated income statements for the current and prior year have been restated to constant Mexican pesos as of December 31, 1997 using the NCPI from the periods in which the transactions (income and expenses) occurred.

      - Bulletin B-12, "Statement of Changes in Financial Information," issued by the Mexican Institute of Public Accountants ("Bulletin B-12"), addresses the appropriate presentation of the statement of changes in financial position where financial statements have been restated to constant Mexican pesos as of the latest balance sheet date. Bulletin B-12 identifies the origination and application of resources representing differences between beginning and ending balance sheet balances in constant Mexican pesos, excluding the effect of holding non-monetary assets. Bulletin B-12 also provides that monetary and foreign exchange gains and losses should not be eliminated from resources provided by operating activities, nor from financing activities.

      The items which originate from the recognition of effects of inflation on financial information are as follows:

      Restatement of non-monetary assets:

      Inventories are valued at the average price of the purchases made during the period, and are restated using the NCPI, without exceeding net realizable value.

            Until December 31, 1996, property and equipment other than real estate were stated at net replacement cost. Real estate properties were stated at their fair market value. Net replacement cost and fair market values were determined from appraisals performed by independent appraisers registered with the Comision Nacional Bancaria y de Valores (Mexican National Banking and Securities Comission).

            Based on the Fifth Amendment of Bulletin B-10, effective January 1, 1997, property and equipment, net, and depreciation for the year, are restated using the NCPI factors, without exceeding net realizable value.

            Based on the pace of technological change in the telecommunications industry, the Company reduced the carrying value of its communications equipment to net replacement cost in November 1997. This valuation was determined from an appraisal performed by independent appraisers registered with the Comision Nacional Bancaria y de Valores in order to comply with the Second Amendment of Bulletin B-10, which requires non-monetary assets to be valued no higher than net replacement cost. Accordingly, NCPI factors were not applicable and the appraisal resulted in a charge to the deficit from holding non-monetary assets account in stockholders' equity.

            Property and equipment, other than communications equipment, are depreciated using the straight-line method, based on the restated values. Until December 31, 1996 useful lives were determined by independent appraisers. For communications equipment, useful lives are still being determined by independent appraisers. The average annual rates of depreciation used by the Company are as follows:

                                                 1997              1996
                                               --------          --------
          Buildings and facilities                 3%                3%
          Communications equipment                 9%               10%
          Furniture and fixtures                   9%                8%
          Transportation equipment                17%               15%
          Computer equipment                      21%               21%
          Cellular rental telephones              25%               25%

            Investments in associated companies are accounted for using the equity method based on the investees' equity adjusted for the effects of inflation in accordance with Bulletin B-10.

      Restatement of stockholders' equity:

            The common stock and retained earnings accounts include the effect of restatement determined by applying the NCPI factor from the date capital was contributed or earned. The restatement represents the amount required to maintain the contributions and accumulated results in constant Mexican pesos as of December 31, 1997.

            The excess or deficit from restatement of capital is an element of stockholders' equity that includes surplus or deficit from holding nonmonetary assets, which represents the excess or deficit in specific values of net nonmonetary assets in comparison with the increase attributable to general inflation as measured by the NCPI.

      Integral financing (gain) cost:

            Integral financing (gain) cost comprises net interest expense, foreign exchange gains and losses, and gains and losses from net monetary position.

            Foreign exchange gains and losses on transactions denominated in currencies other than Mexican pesos result from fluctuations in exchange rates from the date transactions are recorded to the time of settlement or valuation at the end of the period.

            Gains and losses from monetary position represent the effects of inflation, as measured by the NCPI, on the Group's monetary assets and liabilities at the beginning of each month. If monetary liabilities exceed monetary assets, there is a gain from monetary position. Otherwise, if monetary liabilities are less than monetary assets, there is a resulting loss from monetary position.

      c)    Cash and cash equivalents

            Cash and short-term investments consist primarily of short-term, fixed rate investments and bank deposits. The Company invests its excess cash in deposits with major banks. The investments are carried at cost plus accrued interest, which approximates market value. These investments are highly liquid cash equivalents, having a maturity of ninety days or less when acquired.

      d)    Allowance for doubtful accounts

            The Company cancels service to those customers with invoices that are 60 days past due. Beginning in 1996, the Company began to fully reserve accounts receivable that were 90 days past due. Prior to 1996, the Company fully reserved accounts receivable over 120 days past due. The accumulated effect at the beginning of the year for the change of this estimate was Ps.5,910 and such amount is presented as part of the reorganization reserve (see Note 2). During 1997, 1996 and 1995, the Company wrote off accounts receivable for Ps.36,424, Ps.77,092 and Ps.79,361, respectively. The charge to income for the year, to increase the allowance for doubtful accounts, amounted to Ps.16,807, Ps.68,168 and Ps.89,776, in 1997, 1996 and 1995, respectively.

      e)    Investment in associated companies

            Long-term investments in common stock of companies in which the Group owns not less than 20% nor more than 50% of the entity's voting common stock and over which the Company can exercise significant influence are accounted for using the equity method. Under the equity method such investments are carried at cost adjusted for the Company's share of the net income or losses of these companies and the effects of restatement of non-monetary assets by the associated companies. The effect of transactions with such associated companies are eliminated before applying the equity method.

            Investments of less than 20% of an entity's voting common stock or over which the Company cannot exercise significant influence are stated at cost.

      f)    Cellular Telephones

            Cellular telephones given to customers through an exclusive service contract are amortized over the initial contract period which averages eighteen months. The amortization is periodically reviewed and adjusted if the customer does not fulfill the original agreement. The cost of such telephones are included in other assets, net of accumulated amortization.

            The cost of cellular telephones sold to customers is recorded as a cost of telephone equipment sold. Telephones leased to customers are included in fixed assets and are depreciated over the initial lease period, generally two years.

      g)    Concessions

            Costs related to the acquisition of concessions granted by the Mexican government to provide cellular telephone services have been capitalized and are included in other assets. Such costs are amortized on a straight-line basis over a twenty-year period, which is the period of the concession. The Mexican government requires that the Company comply with the specific requirements of each concession. The Company has substantially complied with such requirements through December 31, 1997, except for certain informational requirements of the authorities. The Company believes this situation does not expose such concessions to any regulatory risk.

      h)    Advertising

            Prepaid media advertising costs are included in other assets in the accompanying balance sheet. Such costs are expensed, as incurred, and are included in current operating expenses.

      i)    Excess of cost of investment in subsidiaries over book value

            The excess of cost over the book value of net assets of acquired subsidiaries is amortized on a straightline basis over twenty years. Amortization expense was Ps.93,352, Ps.100,991 and Ps.88,355 in 1997, 1996 and 1995, respectively.

            The carrying amount applicable to each acquired subsidiary is reviewed if the facts and circumstances suggest that it might be impaired.

      j)    Income taxes and employee profit sharing

            Income taxes are computed in accordance with the partial liability method, as required by Bulletin D-4, "Accounting Treatment for Income Tax and Employee Profit Sharing," issued by the Mexican Institute of Public Accountants ("Bulletin D-4"), under which deferred income tax provisions are recorded for identifiable, non-recurring temporary differences (i.e., those expected to reverse over a definite period of time) at rates in effect at the time such differences arise, and reversed at the rates in effect at the time such differences reverse.

            In accordance with Bulletin D-4, the Company did not record a provision for deferred taxes as of December 31, 1997, 1996 and 1995.

            Employee profit sharing is a statutory labor obligation payable to employees which is determined on the basis of each subsidiary's pretax income as adjusted in accordance with the provisions of the Mexican labor law and the Mexican tax law.

      k)    Seniority premiums

            In accordance with Mexican labor law, the Group's employees are entitled to seniority premiums after 15 years of service or upon dismissal, disability or death. The Group follows Bulletin D-3, "Labor Obligations", issued by the Mexican Institute of Public Accountants ("Bulletin D-3"). Under Bulletin D-3, the actuarially determined projected benefit obligation is computed using estimates of salaries that will be in effect at the time of payment. Personnel not yet eligible for seniority premiums are also included in the determination of the obligation with necessary adjustments made in accordance with the probability that these employees will reach the required seniority. At December 31, 1997, the average seniority of the eligible employees is less than 4 years.

            Also, in accordance with Mexican labor law, the Company is liable for severance payments to employees who are dismissed under certain circumstances. Such compensation is expensed when paid.

            The Company has no employee pension plans and does not provide for post retirement benefits.

      l)    Earnings (loss) per share

            Effective January 1, 1997, Bulletin B-14 "Earnings per Share" issued by the Mexican Institute of Public Accountants ("Bulletin B-14"), requires the disclosure in the income statement of the net earning (loss) per share, and any per share effect of any extraordinary item affecting the net profit or loss for the year. Such per share amounts must be calculated based on the weighted average number of shares of common and/or preferred stock outstanding.

      m)    Revenue recognition

            Cellular air time is recorded as revenue as service is provided. Sales of equipment and related services are recorded when goods and services are delivered. Cellular access charges are billed in advance and recognized when the services are provided. Other revenue, mainly from paging and long distance services, are recognized on provision of these services.

      n)    Foreign currency transactions

            Foreign currency transactions are recorded at the exchange rates in effect at the transaction date. Assets and liabilities denominated in foreign currencies are translated to Mexican pesos using the exchange rates in effect at the time of settlement or valuation at each balance sheet date, with resulting exchange differences being recognized as exchange gains or losses.

5.    Related parties

      Affiliates of the Peralta Family and Bell Atlantic hold substantial ownership interests (direct or indirect) in the Company. In addition, the Peralta Family holds ownership interests in various other entities, primarily Industrias Unidas, S.A. de C.V. ("IUSA") and related entities which are customers of or suppliers to the Company.

      A summary of related party accounts and notes receivable, including interest, as of December 31, is as follows:

                                            1997        1996
                                        ----------   ---------
     Punto a Punto Iusacell, S.A.       Ps  36,434   Ps.    --
       de C.V.
     IUSA and related entities               7,594       4,804
     Peralta Family entites                     --       3,374
                                        ----------   ---------
             Total                      Ps. 44,028   Ps. 8,178
                                        ==========   =========


            Accounts receivable result from the financing of related parties' operations, the sale of cellular telephone services and operating lease contracts.

            Accounts and notes payable to related parties, including interest, as of December 31, are as follows:

                                        1997                1996
                                    -----------        ------------
     IUSA and related                 Ps. 3,577          Ps.    788
       entities
     Peralta Family entities                 --                 605
     FIUSA Pasteje                           --             329,570
     Bell Atlantic                       76,717              75,711
                                    -----------        ------------
             Total                    Ps.80,294          Ps.406,674

      Accounts payable result from the leasing of some facilities and services received. The notes payable to FIUSA Pasteje and Bell Atlantic resulted from the financing of the Company's operations.

      As a part of the agreement signed by Company's stockholders to change the management control of Grupo Iusacell, at an extraordinary stockholders' meeting in December 1996, the Company's stockholders approved the capitalization of outstanding debt with Bell Atlantic and FIUSA Pasteje (see Note 14).

      During 1997, as a part of the program to restructure its indebtedness fully described in Note 10, the Company repaid its borrowings from Bell Atlantic prior to the stated maturity date.

      Following is an analysis of the related party transactions described above for the years ended December 31:

                                 1997           1996             1995
                               ---------     ----------       ---------
     Service revenue           Ps. 8,837     Ps. 10,793       Ps.12,535
     Lease income                  2,019          2,296           2,537
     Interest income                  --             --             474
           Total income        Ps.10,856     Ps. 13,089       Ps.15,546

     Commission
       expenses                Ps.    89     Ps.  3,573       Ps.18,255
     Technical expenses           30,417         68,827          39,653
     Lease expenses                3,586          6,908           2,842
     Interest expense             22,275         34,247          16,014
     Operating expenses               --          7,329          12,780
                               ---------     ----------       ---------
        Total expenses         Ps.56,367     Ps.120,884       Ps.89,544
                               =========     ==========       =========

6.    Inventories

      As of December 31, inventories consist of the following:

                                       1997           1996
                                    ----------     ----------
     Cellular telephones and
       accessories                  Ps.253,628      Ps.94,411
     Allowance for obsolete and
       slow-moving inventories         (29,348)       (37,267)
                                    ----------     ----------
           Net                         224,280         57,144
     Advances to suppliers              44,789         58,573
                                    ----------     ----------
           Total inventories        Ps.269,069     Ps.115,717
                                    ==========     ==========

7.    Investment in associated companies

      The Company and a Mexican national organized Punto a Punto Iusacell, S. A. de C. V. to participate in the auctions for microwave frequencies. The Company owns 94.9% of the economic interest and 49% of the voting shares of Punto a Punto Iusacell, S. A. de C. V.

      On September 30, 1997, the Company consummated the sale of its direct and indirect minority interests in its Ecuadorian cellular and paging companies, Consorcio Ecuatoriano de Telecomunicaciones, S. A. (CONECEL) and Corptilor, S.A. At the closing of the transaction, the Company received $29,400 U.S. Dollars in cash consideration for its direct interests in CONECEL and anticipates receiving up to an additional $2,000 U.S. Dollars, net of taxes, in respect to its indirect interests. This sale generated a gain of Ps.156,849.

      As of December 31, the Group's investment in associated companies is as follows:


                                         1997                           1996
                               ------------------------       ------------------------
Entity                         Ownership     Investment       Ownership     Investment
-------------------------      ---------     ----------       ---------     ----------
Editorial Celular, S.A.
  de C.V.                         40.00%          3,822          40.00%    Ps.   2,530
Punto a Punto Iusacell,
  S.A. de C.V.                    94.90%             48              --             --
Consorcio Ecuatoriano de
  Telecomunicaciones,
  S.A.                                --             --          27.53%         88,617
Other                                            13,911                         10,522
                                              ---------                     ----------
                                              Ps.17,781                     Ps.101,699
                                              =========                     ==========

      Summarized financial information for these associated companies accounted for by the equity method as of and for the years ended December 31, 1997 and 1996, is as follows:

                                               1997          1996
                                           ----------    ----------
            Total assets                   Ps. 45,191    Ps.519,565
            Total liabilities                  40,298       275,515
            Revenues                           27,142       282,705
            Gross profit                       12,917        14,693
            Net income                          2,098         6,157
            Group's share of net gain
            (loss)                            157,688        (6,516)
                                           ==========    ==========

8.    Property and equipment, net

      a)    At December 31, property and equipment, net consisted of:

                                             1997               1996
                                         ------------      ------------
            Buildings and facilities     Ps.1,050,476      Ps.1,060,570
            Communications
              equipment                     2,434,930         3,489,562
            Furniture and fixtures             92,030            69,784
            Transportation
              equipment                        38,744            39,501
            Computer equipment                224,421           192,467
            Cellular rental
              telephones                       26,617            26,855
                                        -------------     -------------
                                            3,867,218         4,878,739
            Accumulated
              depreciation                 (1,568,411)       (1,617,695)
                                        -------------     -------------
                                            2,298,807         3,261,044

            Land                               36,556            38,004
            Construction in
              progress                        445,047           171,075
            Advances to suppliers             234,250           125,653
                                        -------------     -------------
                                        Ps. 3,014,660     Ps. 3,595,776
                                        =============     =============

      b) Depreciation expense was Ps.330,969, Ps.330,721 and Ps.318,341 for 1997, 1996 and 1995, respectively. In 1996, the Company established an obsolescence reserve of Ps.38,188 for certain communications equipment, which is included in the accumulated depreciation and is part of the restructuring expenses classified as an extraordinary item. This reserve is included in the balance of accumulated depreciation at December 31, 1996.

9.    Other assets

      At December 31, other assets consisted of the following:

                                              1997              1996
                                         ------------        ----------
            Concessions                  Ps.  194,548        Ps.175,815
            Cellular telephones to             84,378            72,627
              be amortized
            Prepaid expenses                   97,032            47,569
            Advance payments                  298,000            84,467
            450 Project                       509,117           330,760
              preoperating expenses
              (Note 18)
            Preoperating expenses,             23,237             4,318
              other
            Other                              59,233             2,816
                                         ------------        ----------
                                         Ps.1,265,545        Ps.718,372
                                         ============        ==========

      Cellular telephones amortization expense was Ps.157,605, Ps.225,602 and Ps.317,701 in 1997, 1996 and 1995, respectively.

10.   Notes payable and long-term debt

      During 1997, the Company restructured its loans, through the offering of long-term, unsecured senior notes and a long-term, secured syndicated bank loan. The proceeds from both transactions were used principally to repay (i) $65,440 U.S. Dollars of short-term notes (including interest and commissions) contracted with a U.S. bank, (ii) $119,174 U.S. Dollars of short-term and long-term loans (including interest and commissions) contracted with Mexican banks, and (iii) $25,498 U.S. Dollars of a credit obtained from Bell Atlantic (see Note 5).

      As of December 31, 1997, the long-term debt of the Company consisted of the following:

                                       U.S. Dollars      Mexican Pesos
                                       ------------      -------------
            Long-term bank loan        U.S.$125,000      Ps.1,008,562
            Unsecured senior notes          150,000         1,210,275
                                       ------------      ------------
                                       U.S.$275,000      Ps.2,218,837
                                       ============      ============

      Long-term bank loan

      This loan consists of $125,000 U.S. Dollars maturing on July 15, 2002, bearing interest at a variable rate which will be elected by the Company, equal to (i) LIBOR plus 1.75% or (ii) the higher of the loan agent's prime rate, the reserve adjusted secondary market rate for certificates of deposit plus 1% or the Federal Funds effective rate plus 0.5%. Interest is payable quarterly. The loan has principal amortization requirements as follows:

                              Date                U.S. Dollars
                              ----                ------------
                         July 15, 2000             U.S.$18,750
                         July 15, 2001                  51,250
                         July 15, 2002                  55,000
                                                  ------------
                                                  U.S.$125,000
                                                  ============

      As a part of this arrangement, the Company has a revolving credit facility in the United States for up to $100,000 U.S. Dollars with principal payments of 15% in 2000, 41% in 2001 and 44% in 2002. The facility expires in July 1998. As of December 31, 1997, the Company had not used this revolving credit facility. In January and February 1998, the Company withdrew $52,000 U.S. Dollars under this revolving credit facility.

      Senior notes

      On July 15, 1997 the Company concluded an offering of senior notes due July 15, 2004 for $150, 000 U.S. Dollars, bearing interest at a fixed rate of 10% payable semi-annually starting January 15, 1998 (the "Notes"). The Notes will be redeemable, at the option of the Company, in whole or in part, at any time on or after July 15, 2001 starting at a redemption price of 105.0% plus accrued interest, if any, declining to 102.5% after July 15, 2002, and finally to 100.0% after July 15, 2003.

      In addition, at any time and from time to time prior to July 15, 2000, the Company may redeem in the aggregate up to 35% of the original aggregate principal amount of the notes with proceeds of a public equity offering by the Company at a redemption price of 110.0% plus accrued interest, if any. The notes may be redeemed at a price equal to 100.0% plus accrued interest, if any, in the case of legal changes affecting the treatment of the withholding taxes on payments to holders of the notes.

      The long-term bank loan and the senior notes impose certain restrictive covenants such as maintenance of certain financial ratios, restrictions on incurring additional debt, limitations on capital expenditures, and restrictions on the sale or lease of the Group's assets. As of December 31, 1997, the Company has complied with such covenants.

      At December 31, 1996, the notes payable and long-term debt consisted of the following:

      Notes payable at December 31, 1996:

                                                                1996
                                                             ----------
Short term loan of $24,282 U.S Dollars bearing
interest at a variable rate of LIBOR plus 5.75% and
maturing on February 28, 1997                                Ps.220,086

Unsecured business short term loan of $65,000 U.S.
Dollars bearing interest at a variable rate of LIBOR
plus 4% and maturity dates from February through
March 1997.                                                     589,245
                                                             ----------
      Total                                                  Ps.809,331
                                                             ==========

      Long term debt at December 31, 1996:

                                                                1996
                                                             ----------
Long-term loan of $18,000 U.S. Dollars bearing
interest at a variable rate of LIBOR plus 2.9375%
maturing December 2001.  Interest and principal were
payable semiannually commencing June 15, 1994.               Ps.163,152

Long-term loan of $7,935 U.S. Dollars bearing interest
at a rate of 12.55% maturing on July 15, 2002.
Interest and principal were payable semi-annually
commencing January 1994.                                         71,923

Long-term loan of $33,952 U.S. Dollars bearing
interest at a variable rate of LIBOR plus 4% maturing
on January 28, 2004.  Interest and principal were
payable semiannually commencing June 1994.                      307,735

Long-term loan of $13,156 U.S. Dollars bearing
interest at a variable rate of LIBOR plus 3.75%
maturing on November 14, 2004. Interest and
principal were payable semiannually commencing July
1994.                                                           119,241

Various medium and long-term loans denominated in
U.S. Dollars bearing interest at rates that ranged from
LIBOR plus 2.5% to LIBOR plus 3%, maturing
between February 1998 and April 2002.                            55,798
                                                             ----------
  Total                                                      Ps.717,849

  Less current portion                                         (122,126)
                                                             ----------
  Total long-term                                            Ps.595,723
                                                             ==========

      As of December 31, 1997 and 1996, assets collateralizing long-term debt include substantially all assets, (including the cellular concessions) and other property and equipment.

      The Group leases certain communications equipment and transportation equipment under agreements which are classified as capital leases. Most equipment leases have purchase options at the end of the original lease term. Leased capital assets included in property and equipment at December 31, 1997 and 1996 are as follows:

                                        1997              1996
                                      ---------         ---------
      Communications                  Ps.17,389         Ps.26,315
      equipment
      Accumulated                       (4,970)           (5,182)
      depreciation                    ---------         ---------
                                      Ps.12,419         Ps.21,133
                                      =========         =========


11.   Trade accounts payable

      As of December 31, trade accounts payable consisted of the following:

                                         1997              1996
                                     ----------        ----------
      Current accounts               Ps.696,700        Ps.294,464
      Notes payable                       7,314           207,367
                                     ----------        ----------
            Total                    Ps.704,014        Ps.501,831
                                     ==========        ==========
      Long-term notes                Ps.  4,040        Ps. 11,228
      payable                        ==========        ==========

      As of December 31, 1996, because of various disputes with Telefonos de Mexico, S.A. de C.V. and affiliated companies ("Telmex'") the Company had only partially paid amounts invoiced by that company.

      On August 14, 1997, the Company and Telmex entered into a settlement agreement with respect to the fees charged by Telmex to Iusacell through May 31, 1997 for interconnection services, switched long distance services and certain other services billed by Telmex as of the date of the settlement agreement. The Company paid Telmex Ps.170,000, of which Ps.22,200 constituted value-added tax and Ps.28,600 was accounted for as interest expense.

      In September 1997, the Company and Telmex also entered into amendments to the current interconnection agreement pursuant to which the Company agreed to pay Telmex an interim interconnection rate of 31 cents per minute retroactive to June 1, 1997 and Telmex agreed to extend to the Company the 38% discount available to other large business consumers for use of its long distance network.

12.   Income Tax, Assets Tax and Employee Profit Sharing

      The Company has filed a consolidated income tax return since the tax year beginning January 1, 1994.

      The income tax rate is 34%. The provision for income tax differs from the statutory income tax rate due to temporary and permanent differences in the determination of the income for tax reporting and financial reporting purposes. The most significant temporary differences are the tax deduction for inventory purchases and certain liability accruals which are deductible only when paid for tax purposes. The most important permanent items are the differences between book and tax depreciation, goodwill amortization and non-deductible expenses.

      In accordance with Mexican accounting principles, no deferred taxes have been provided on temporary differences since such differences are of a recurring nature and their realization cannot be foreseen in a defined period of time.

      The 1.8% net assets tax is calculated on the average value of substantially all assets less certain liabilities. This tax is required to be paid if this computation exceeds the amount of income tax. The 1.8% assets tax paid may be utilized as a credit against future income tax in the years in which the Company generates an income tax in excess of the assets tax. The assets tax is available as a carry forward for up to ten years and is subject to restatement based on the National Consumer Price Index when used. As of December 31, 1997, the net assets tax available as carry forward was Ps.133,217.

      At December 31, 1997, the Company had the following net operating losses for income tax purposes that may be carried forward and applied against future taxable earnings:

            Year of Loss       Amount of Loss      Expiration Year
            ------------       --------------      ---------------
               1991              Ps.  9,456             2001
               1993                 459,365             2003
               1994                 988,500             2004
               1995                 510,785             2005
               1996                   6,694             2006
               1997                 265,752             2007

      These losses are indexed for inflation from the year incurred to the sixth month of the year utilized. Accordingly, these amounts include inflation up to June 1997. Losses include Ps.171,432 and Ps.258,019 of capital stock issuance costs expensed for tax purposes in 1994 and 1993. Such amounts were charged against stockholders equity in the financial statements.

      Employee profit sharing, generally 10%, is computed on taxable income, with adjustments to exclude inflationary effects and the restatement of depreciation expense. In the years ended December 31, 1997 and 1996 there were no provisions for profit sharing.

      The effective rate reconciliation as of December 31, is as follows:


                                                   1997            1996            1995
                                               -----------     -----------      ----------
Income tax benefit at statutory rate          (Ps.  14,417)   (Ps. 135,753)    (Ps.286,510)
Add (deduct):
   Inventory purchases less cost of sales          (76,281)        (36,719)        (90,800)
   Depreciation and amortization                  (111,205)       (109,443)       (133,130)
   Differences between interest and
    inflationary gains or losses                    93,856         165,793         224,521
   Net assets tax                                   45,335          38,267          31,630
   Application of income tax loss
    carryforwards                                   90,356          11,081         164,157
   Provision for doubtful accounts                  12,080          (1,428)          7,290
   Telephones to be amortized                       42,032          58,886          86,445
   Goodwill amortized                               29,443          27,865          25,798
   Other                                           (65,864)         19,718           2,229
                                               -----------     -----------      ----------
Effective income tax expense at effect
   rate                                        Ps.  45,335     Ps.  38,267      Ps. 31,630
                                               ===========     ===========      ==========

13.   Commitments and contingencies

      As of December 31, 1997, the Company has the following commitments and contingent liabilities:

      a) The Company has entered into operating lease agreements for administrative offices, sales branches, and service facilities. Such lease agreements expire at various dates through 2007. Some agreements contain options for renewal. Rental expense was Ps.62,166, Ps.54,409 and Ps.55,360 for the years ended December 31, 1997, 1996 and 1995, respectively.

      Future minimum rental payments under existing leases with terms in excess of one year as of December 31, 1997 are as follows:

                         1998               Ps. 69,287
                         1999                   59,486
                         2000                   53,153
                         2001                   44,672
                         Thereafter             36,005
                                            ----------
                                            Ps.262,603
                                            ==========

      b) For taxes and penalties that the tax authorities may collect if they disagree with the criteria applied by the Group regarding the calculation of some taxes, rights and federal contributions as a result of prior years' tax returns. As of this date, there has been no notification of disagreement from the authorities. In February 1996, the tax authorities (Secretaria de Hacienda y Credito Puiblico) started an audit in three companies of the Group (Grupo Iusacell, S.A. de C.V., Iusacell, S.A. de C.V. and SOS Telecomunicaciones, S.A. de C.V.). During 1997, the tax authorities finished such audit and determined differences of Ps.6,135, including penalties and surcharges. These differences are classified as a part of the provision for taxes in the income statement for 1997.

      c) Mitsubishi Electronics America Inc. ("MELA") filed a complaint in the United States on July 18, 1996 against Grupo Iusacell, S.A. de C.V. and Bell Atlantic Corporation. Essentially, Mitsubishi alleges that it had a contract with Grupo Iusacell for the sale of telephone terminals and that Iusacell has breached the contract by not purchasing the terminals. MELA alleges the contract was for the sale of 60,000 units at a unit cost of .510 U.S. Dollars. Grupo Iusacell filed a motion to dismiss for lack of personal jurisdiction. The motion was denied by Illinois State court. Management believes the lawsuit has no basis and does not anticipate that any significant damages will result in favor of MELA at the end of the lawsuit. The lawsuit is currently in the discovery stage.

      d) In 1996, the Company received a notification from the authorities requesting the payment of surcharges related to the purchase completed in 3 installments in 1990 of the Region 5 concession. This Region was bought by Grupo Iusacell in 1993 (see Note 2). In 1997, the Ministry of Communications and Transportation ("S.C.T.") notified the Company that, based on its review, the Company had no further obligation with respect to such concession payments.

      e) In December 1997, the Company signed an agreement with Lucent Technologies to purchase CDMA-based wireless equipment for $ 182,000 U.S. Dollars, to install its digital cellular network. In connection with this contract, Lucent has issued trade-in credits to the Company for approximately $ 90,000 U.S. Dollars, representing the net replacement cost of the network equipment being displaced.

      f) In February 1998, the Company's former advertising agency sued the Company for Ps.23,000, alleging improper termination of its contract. Management believes the lawsuit has no basis and does not anticipate that any significant damages in favor of such former advertising agency will result at the end of the lawsuit.

14.   Contributed capital

      As mentioned in Note 1, in December 1996, the Company's principal stockholders signed an agreement to transfer management control over Grupo Iusacell to Bell Atlantic. Following the signed agreement, at a extraordinary stockholders' meeting, the following resolutions modifying the Company's bylaws were adopted:

            (1)   Series A shares may be acquired by Mexicans and/or foreigners.

            (2) The conversion of 200,000,000 Series B shares and 166,769,760 Series D shares, for 366,769,760 Series A shares.

            (3) The conversion of 100,000,000 Series A shares for 100,000,000 Series D shares.

      These resolutions were subject to the receipt of authorizations from the National Foreign Investment Commission and the Federal Competition Commission. On February 10 and 12, 1997, Grupo Iusacell's new share ownership and management control structure received the required Mexican government authorizations.

      Based on the above mentioned authorizations and the adoption of such resolutions, the stockholders decided to increase the fixed portion of the capital stock by up to Ps.720,000 through the issuance of up to 74,163,591 Series A shares and up to 54,407,837 Series D shares. At the same stockholders' meeting, an Executive Employee Stock Purchase Plan for the Company's executives (the "Stock Purchase Plan") was approved (see Note 15) . As part of this plan, the stockholders decided to increase the fixed portion of the capital stock by up to Ps.100,000 through the issuance of up to 15,625,000

      On February 28, 1997 the Company's Board of Directors ratified a capital increase of Ps.545,351. The shares were offered for their subscription and payment in the following way:

      a) Bell Atlantic Latin America Holdings, Inc. subscribed 47,017,491 Series A shares through the capitalization of certain liabilities.

      b) FIUSA Pasteje, S.A. de C.V. subscribed 4,390,619 Series A shares and 48,754,265 Series D shares through the capitalization of certain liabilities.

      c) Preemptive stockholder rights were exercised for the amount of 92,584 Series L shares.

      Additionally, 7,812,500 Series L shares were kept in Company's treasury available for the Stock Purchase Plan. During 1997, 7,549,834 of these shares have been subscribed by employees, as follows:

      On April, 17, 1997, the Technical Committee of the trust administrating the Stock Purchase Plan ("Technical Committee") approved the subscription of 5,741,033 Series L shares for the Stock Purchase Plan. The subscription price for those shares was Ps.52,648.

      On June 6, 1997, the Technical Committee approved the subscription of 1,124,344 Series L shares for the Stock Purchase Plan. The subscription price for those shares was Ps.15,639.

      On September 30, 1997 the Technical Committee approved the subscription of 684,457 Series L shares for the Stock Purchase Plan. The subscription price for those shares was Ps.9,495.

      As of December 31, 1997, 262,666 Series L shares remained available in the Company's treasury for issuance under the Stock Purchase Plan.

      The changes in the number of shares of common stock for the period January 1, 1995 through December 31, 1997 are analyzed as follows:

                                                   Number of
                                                     Shares
                                                 -------------
January 1, 1995 balance                            981,624,430
   No changes                                    -------------
December 31, 1995 balance                          981,624,430
   No changes                                    -------------
December 31, 1996 balance                          981,624,430
February 28, 1997  -  issuance of
common stock through the capitalization of debt 100,254,959 April 17, 1997 - issuance of
common stock for the Stock Purchase Plan             5,741,033
June 6, 1997  -  issuance of common stock
for the Stock Purchase Plan                          1,124,344
September 30, 1997  -  issuance of
common stock for the Stock Purchase Plan               684,457
                                                 -------------
December 31, 1997 balance                        1,089,429,223
                                                 =============

      At December 31, 1997 and 1996, the issued and outstanding shares of common stock of the Company, without par value, are as follows:

                                   1997                 1996
                              -------------         -----------
               Series   A       746,753,410         428,575,540
               Series   B         5,562,450         205,562,450
               Series   D       186,904,725         204,920,220
               Series   L       150,208,638         142,566,220
                              -------------         -----------
                 Total        1,089,429,223         981,624,430
                              =============         ===========

      Series A, B and D represent shares entitling the holder of each share to one vote at the Company's stockholders' meetings. The stockholders of Series L shares may vote only in limited circumstances as described in the Company's bylaws. Stockholder actions on certain matters require approval by both Series A and Series B stockholders.

      Series A shares must always represent no less than 51% of the capital stock with full voting rights and are acquirable by Mexicans or foreigners. Series B, D and L shares may also be acquired by foreigners or Mexicans.

      Series B shares cannot exceed 29.1% of the total capital stock and Series D shares cannot exceed 19.9% of the total capital stock. Series L shares cannot exceed 19% of the total capital stock.

15.   Executive Employee Stock Purchase Plan

      In March 1997, the Company adopted the Stock Purchase Plan. The Stock Purchase Plan is administrated by a management trust with the assistance of the trust division of a Mexican Bank. Under the Stock Purchase Plan, the Technical Committee, which is composed of certain executive officers of the Company, determines the executive employees to whom Series L shares of the Company will be offered for purchase. The Technical Committee also determines the number of Series L shares to be offered for purchase to such executive employees, the purchase price per share for such purchase rights, the vesting schedule for such purchase rights, the payment terms and all other terms and conditions therefor. The number of Series L shares that may be granted under the Stock Purchase Plan cannot exceed 4.9% of the aggregate number of issued and outstanding Company shares.

      During 1997, the Technical Committee granted purchase rights with respect to a total of 7,549,834 Series L shares. All such purchase rights vest either in three equal annual installments commencing on April 17, 1998, June 6, 1998 or September 30, 1998 or in their entirety on April 17, 1999 or June 6, 1999 (see
Note 14).

16.   Earned Capital

      In accordance with Mexican corporate law, a legal reserve must be created, and annually increased by 5% of the annual net earnings until it reaches 20% of the common stock amount. This reserve is not available for dividends, but may be used to reduce a deficit or may be transferred to capital.

      As defined in the Federal income tax law, a tax on dividends is calculated based on the paid dividends which exceed taxable net income. The accumulated taxable net income of the Company as of December 31, 1997 is approximately Ps.86,488.

      The Company cannot pay dividends under the covenants for the senior notes and bank loans.

      The earned capital accounts consist of the following:

                                              December 31, 1997
                              -------------------------------------------------
                                               Accumulated
                               Historical       adjustments
                                  value        for inflation         Total
                              -------------    -------------     -------------
Legal reserve                   Ps.   1,499        Ps. 1,850       Ps.   3,349
Accumulated losses from prior    (1,646,797)          60,918        (1,585,879)
years
Net loss for the year              (192,364)         120,105           (72,259)
Deficit from restatement                 --       (1,472,802)       (1,472,802)
                              -------------    -------------     -------------
Total                         (Ps.1,837,662)   (Ps.1,289,929)    (Ps.3,127,591)
                              =============    =============     =============

                                                December 31, 1996
                              -------------------------------------------------
                                                 Accumulated
                               Historical         adjustments
                                  value          for inflation       Total
                              -------------      -------------   -------------
Legal reserve                  Ps.    1,499       Ps.  1,850      Ps.    3,349
Accumulated losses from prior    (1,131,162)         (59,783)       (1,190,945)
years
Net loss for the year              (515,635)         120,701          (394,934)
Deficit from restatement                 --         (544,802)         (544,802)
                              -------------      -----------     -------------
Total                         (Ps.1,645,298)     (Ps.482,034)    (Ps.2,127,332)
                              =============      ===========     =============

17.   Foreign Currency Position

      The balance sheet as of December 31 includes assets and liabilities denominated in U.S. Dollars, as follows:

                                             1997                 1996
                                      -----------------    -----------------
Monetary assets                       U.S.$      52,166    U.S.$      12,752
Monetary liabilities                            360,775              254,629
                                      -----------------    -----------------
Net monetary liability position
in U.S. Dollars                       U.S.$     308,609    U.S.$     241,877
                                      =================    =================
Equivalent in nominal Mexican
pesos                                 Ps.     2,489,887    Ps.     1,894,502
                                      =================    =================

      During 1997 and 1996, interest expense and interest income on assets and liabilities denominated in U.S. Dollars were as follows:


                                           1996            1997             1995
                                      --------------  --------------   ---------------
Interest income                       U.S.$      386  U.S.$   18,298   U.S.$     7,749
Interest expense                              15,994          52,011            28,779
                                      --------------  --------------   ---------------
   Net expense                        U.S.$   15,608  U.S.$   33,713   U.S.$    21,030
                                      ==============  ==============   ===============
Equivalent in nominal Mexican pesos   Ps.    125,927  Ps.    264,057   Ps.     162,764
                                      ==============  ==============   ===============

      The exchange rate as of December 31, 1997, 1996 and 1995 was Ps.8.0681, Ps.7.8325 and 7.7396 per 1 U.S. Dollar, respectively. At the issuance date of these financial statements, the exchange rate in effect was Ps.8.4652 per 1 U.S. Dollar.

18.   Project 450

      During 1994, the Company created a subsidiary to be in charge of providing fixed wireless local telephony services ("Project 450"). At December 31, the Company's investment in Project 450 consisted of the following assets:
                                          1997               1996
                                      -----------       -------------
Fixed assets                          PS. 362,144       U.S.$ 423,489
Capitalized interest (Note 9)             262,185             167,734
Inventory                                  19,275              23,116
Pre-operating expenses (Note 9)           246,932             163,026
                                      -----------       -------------
      Total                           Ps. 890,536       Ps.   777,365
                                      ===========       =============

      December 31, 1996 amounts have been reclassified to conform to the 1997 presentation.

      The Company had an agreement with a foreign supplier under which it agreed to buy approximately $315,000 U.S. Dollars worth of network switching equipment and radio base station equipment as well as associated software and technical services for the development of the local wireless network, in a five year period commencing when the Ministry of Communications and Transportation ("S.C.T.") would grant the required licenses. On December 31, 1997, this agreement automatically terminated without penalty. Consequently, any obligation of the Company to acquire any additional equipment under the agreement was terminated.

      On June 10, 1997, the S.C.T. and the Company reached an agreement on a process whereby the Company could obtain a concession issued and recognized by the S.C.T. to provide local wireless service in the 450 MHz frequency band. Although the Company is exploring alternatives for providing local telephone service in other frequency bands, management believes that at least 75% of the Project 450 tangible assets could be used in its cellular operations. (See Note
19).

19.   Differences between Mexican and United States
      Generally Accepted Accounting Principles

      The Company's consolidated financial statements are prepared based on accounting principles generally accepted in Mexico ("Mexican GAAP"), which differ in certain significant respects from United States generally accepted accounting principles ("U.S. GAAP").

      The following reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican Bulletin B-10. The application of Bulletin B-10 represents a comprehensive measure of the effects of price-level changes in the financial statements based on historical cost for Mexican and U.S. accounting purposes. The principal differences, other than inflation accounting, between Mexican and U.S. GAAP are listed below, together with an explanation where appropriate, of the adjustments that affect consolidated net income and stockholders' equity for each of years ended December 31, 1997, 1996 and 1995.

      a)    Deferred income taxes and employee profit sharing

            Under Mexican GAAP deferred income taxes are provided for identifiable, non-recurring timing differences (those expected to reverse over a definite period of time) at rates in effect at the time such differences originate. Benefits from loss carryforwards are not allowed to be recognized before the period in which the carryforward is utilized. For purposes of this reconciliation to U.S. GAAP, the Company has applied Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes"("SFAS 109"), for all periods presented.

            SFAS 109 requires an asset and liability method of accounting whereby deferred taxes are recognized for the tax consequences of all temporary differences between the financial statement carrying amounts and the related tax bases of assets and liabilities. Under U.S. GAAP, the effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

            SFAS 109 requires deferred tax assets to be reduced by a valuation allowance if, based on the weight of available evidence, including cumulative losses in recent years, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

            As described in Note 12, Mexican tax law requires payment of a 1.8% tax on the Company's net assets which may be used to offset future income tax obligations. Under Mexican GAAP, the net asset tax is charged to the provision for income taxes. Under SFAS 109, such amounts are treated as a deferred tax benefit and offset by a valuation allowance, if required.

            Employee profit sharing expense, which is based on each subsidiary's taxable income after certain statutory adjustments, is included in the income tax provision under Mexican GAAP. The provision for employee profit sharing is charged to operations for U.S.
GAAP purposes.

      b)    Capitalized interest

            Under Mexican GAAP, capitalization of integral financing costs on assets under construction is allowed but not required. For Mexican GAAP purposes the Company began capitalizing interest on January 1, 1995. Prior to this date, interests costs were expensed for Mexican GAAP purposes. Under Mexican GAAP, interest on those obligations which are identified as relating to construction projects is subject to capitalization. For U.S. GAAP purposes, interest is capitalized by applying the weighted average rate of borrowings to the average amount of accumulated expenditures for the asset. In 1994, the interest capitalized under Mexican GAAP was adjusted to reconcile with U.S. GAAP. For the years ended December 31, 1997 and 1996, there was no difference in the amounts capitalized under Mexican and U.S. GAAP. As of December 31, 1997 and 1996, the capitalized interest amounted to Ps.262,185 and Ps.167,734, respectively.

      c)    Acquisitions

            Under Mexican GAAP, assets and liabilities of acquired subsidiaries are carried over the acquiring entity's financial statements at their book value as of the date of acquisition. The excess of cost over such book value is recorded as "excess of cost of investment in subsidiaries over book value" ("goodwill") in the accompanying balance sheets.

            Under U.S. GAAP, for acquisitions accounted for using the purchase method, the cost of acquiring another entity is allocated to the tangible and identifiable intangible assets based on their fair values at the date of acquisition and liabilities assumed are recorded at their then current fair values. Any excess of cost over such fair values is recorded as goodwill.

            In the accompanying balance sheet, the concessions acquired in the acquisitions of Regions 5, 6 and 7, have been recorded at their book value under Mexican GAAP and not at their fair value as required by U.S. GAAP. Substantially all goodwill recorded under Mexican GAAP would be assigned to cellular concessions under U.S. GAAP. However, since acquired concessions are amortized over the same twenty year period as goodwill, there is no effect on U.S. GAAP net income or stockholders' equity.

      d)    Fixed assets impairment

            Statement of Financial Accounting Standard No. 121: "Accounting for the impairment of long lived assets and for long lived assets to be disposed of" states that assets to be disposed of should be accounted for at the lower of carrying amount or fair value less costs to sell. Any reduction in the carrying value of the assets should be accounted for as a component of income from operations.

            Therefore under US GAAP, the reduction in the carrying value of the telecommunications analog network would be accounted for as a component of income from operations rather than as a reduction in the amount "Excess from restatement" in stockholders' equity. The effects of the above adjustment are included in paragraph j) below.

      e)    Investment in Project 450

            Under Mexican GAAP capital expenditures, related finance costs and pre-operating costs related to Project 450 have been capitalized.

            Under U.S. GAAP pre-operating costs that meet the definition of deferred start up costs would be expensed as incurred.

      f)    Minority interest

            Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders' equity section of the consolidated balance sheet. For U.S. GAAP purposes, minority interest is not included in stockholders' equity and accordingly is deducted as a reconciling item to arrive at U.S. GAAP equity.

      g)    Earnings (loss) per share

      As of January 1, 1997, Mexican GAAP requires the disclosure of earnings per share ("EPS") for public companies. Under U.S. GAAP, disclosure of EPS is also required for public companies. Accordingly, EPS has been computed for the years ended December 31, 1997, 1996 and 1995, based on the weighted average number of common shares outstanding during such periods.

      h)    Effect of inflation accounting on U.S. GAAP adjustments

            In order to determine the net effect on the financial statements of recognizing certain of the adjustments described above, it is necessary to recognize the effects of applying the Mexican GAAP inflation accounting principles (described in Note 4) to such adjustments.

      i)    Extraordinary item

            In the financial statements prepared in accordance with Mexican GAAP, Ps.157,850 relating to restructuring charges for 1996 have been clasified as an extraordinary item. Under U.S. GAAP such amounts would be classified as operating expenses.

      j)    Net loss and stockholders' equity under U.S. GAAP

            The following is a summary of net loss and stockholders' equity adjusted to take into account certain material differences between Mexican GAAP and U.S. GAAP:

                                               Years ended December 31,
                                   --------------------------------------------
                                        1997            1996            1995
                                   ------------    ------------     -----------
Net loss as reported under Mexican
GAAP                               (Ps. 394,934)   (Ps.  72,259)    (Ps.836,313)
Deferred income taxes                   370,290         195,340         263,260
Fixed assets revaluation               (928,000)             --              --

Project 450 investment                  (64,203)        (69,695)             --
Gain on net monetary position            15,142         115,195         178,142
                                   ------------    ------------     -----------
Net loss under U.S. GAAP           (Ps. 679,030)   (Ps. 154,094)    (Ps.394,911)
                                   ============    ============     ===========
Weighted average number of shares
outstanding (thousands)               1,070,825         981,624         981,624
                                   ============    ============     ===========
Net loss per share (pesos)         (Ps.    0.63)   (Ps.    0.16)    (Ps.   0.40)
                                   ============    ============     ===========

                                              Years ended December 31,
                                  --------------------------------------------
                                      1997            1996            1995
                                  ------------   ------------     ------------
Stockholders' equity as reported
under Mexican GAAP                Ps.3,328,343   Ps.3,624,574     Ps.4,770,539
Minority interest                      (11,574)        (6,048)          27,856
Deferred income taxes                   96,615       (273,673)              --
Project 450 investment                (133,898)       (69,695)        (763,672)
                                  ------------   ------------     ------------
Stockholders' equity
under U.S. GAAP                   Ps.3,279,486   Ps.3,275,158     Ps.4,034,723
                                  ============   ============     ============

      k)    Supplementary U.S. GAAP disclosures

            (1)   Cash flow information

            Since Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows" ("SFAS95"), does not provide any specific guidance with respect to inflation adjusted financial statements, for U.S. GAAP purposes, the following cash flow statement is presented, using U.S. GAAP balance sheets restated for inflation. Monetary gains and losses, and unrealized foreign exchange gains and losses have been included as operating cash flow reconciling items. Other items have been included based on their cash flows, adjusted by inflation.


                                                     Years Ended December 31,
                                         --------------------------------------------------
                                            1997                1996                1995
                                         --------------------------------------------------
Operating Activities:

Net loss under U.S. GAAP                (Ps.679,030)        (Ps.154,094)        (Ps.394,911)

Adjustments to reconcile net loss
to cash provided by (used in)
operating activities:

Depreciation                                330,969             330,721             318,341

Amortization                                250,957             326,593             415,414

Equity in loss (earnings) of
associated companies                       (157,688)              6,516              42,554

Increase in allowance for doubtfu1
accounts                                      6,807              77,091              89,776

Increase in allowance for obsolete
and slow-moving inventories                  (2,856)              4,467              56,725

Fixed assets revaluation                    928,000                  --                  --

Minority interest                              (207)             (3,457)            (40,258)

Deferred income taxes and
employee profit sharing                     (16,799)           (195,340)           (263,259)

Gain on net monetary position and
foreign exchange losses                    (326,858)           (661,589)           (723,403)

Group reorganization reserve                     --             157,850                  --

Changes in operating assets and
liabilities:

Accounts receivable                         (89,566)            (94,399)              7,995

Inventories                                (150,496)             56,661              (4,875)

Trade accounts payable and
related parties                             (91,377)            (73,303)            532,216

Taxes and other payable                    (241,826)            138,851             223,277

Income Tax                                    2,602               5,501                 429

Other                                           342                  65                 202
                                     --------------       -------------     ---------------

Net cash provided by (used in)
operating activities                       (535,182)            (77,860)            260,223
                                     ==============       =============     ===============


                                                     Years Ended December 31,
                                      -----------------------------------------------------
                                            1997               1996                1995
                                      -----------------------------------------------------
Financing activities:

Proceeds from notes payable and
long-term debt                           2,396,507            150,340            1,859,677

Payments of notes payable and
long-term debt                          (1,524,246)          (299,073)          (1,343,015)

Increase of capital stock                  698,502                 --                   --
                                      ------------        -----------          -----------
Total cash provided by (used in)
financing activities                     1,570,763           (148,733)             579,151
                                      ------------        -----------          -----------
Investing activities:

Purchase of property and
equipment, net                            (677,853)          (229,665)            (512,349)

Investment in associated
companies, net of cash acquired            247,309             22,911              (55,778)

Purchase of other assets                  (592,725)           344,902             (357,416)
                                      ------------        -----------          -----------
Total cash (used in) provided by
investing activities                    (1,023,269)           138,148             (925,543)
                                      ------------        -----------          -----------
Net increase (decrease) in cash       Ps.   12,312         (Ps.88,445)         (Ps. 86,169)

Cash at beginning of year                  105,185            193,630              279,799
                                      ------------        -----------          -----------
Cash at the end of year               Ps.  117,497        Ps. 105,185          Ps. 193,630
                                      ============        ===========          ===========
Interest expense paid                 Ps.  127,750        Ps. 195,340          Ps. 263,260
                                      ============        ===========          ===========
Income tax paid                       Ps.   36,502        Ps.  34,347          Ps.  24,482
                                      ============        ===========          ===========

      Supplemental disclosures of non-cash activities:

      As detailed in Note 2, the sale of the investment in Iusatel Chile and the increase in the participation in the equity of Renta-Cell, were non-cash transaction for the year ended December 31, 1996. The sale of the investment in Iusatel Chile became a cash transaction during 1997.

      (2) The provision for income taxes for the years ended December 31, 1997, 1996 and 1995 was as follows:


                                                            Years Ended
                                                           December 31,
                                             -----------------------------------------
                                                 1997           1996          1995
Assets tax not offset by current taxes       Ps.  45,335    Ps.  38,267   Ps.  31,630
Deferred taxes                               Ps.(370,290)   Ps.(195,340)  Ps.(263,260)
                                             -----------    -----------   -----------
   Tax benefit                               Ps.(324,955)   Ps.(157,073)  Ps.(231,630)
                                             ===========    ===========   ===========


      (3)   Deferred income taxes

            Significant components of deferred income taxes under U.S. GAAP are as follows:


                                                                 December 31,
                                             -----------------------------------------------------
                                                                     1997
                                             -----------------------------------------------------
                                             SFAS 109 applied    SFAS 109 applied
                                              to Mexican GAAP      to US GAAP             Total
                                                 balances          adjustments
                                             ---------------     ----------------   --------------
Deferred liabilities:
    Inventories                               Ps.     91,483     Ps.         --     Ps.     91,483
    Property and equipment                           578,258           (315,520)           262,738
    Cellular telephones to be amortized               28,689                 --             28,689
    Concessions                                        2,096                 --              2,096
                                              --------------     --------------     --------------

  Total deferred tax liabilities              Ps.    700,526     Ps.   (315,520)    Ps.    385,006
                                              ==============     ==============     ==============

Deferred assets:
    Allowance for doubtful accounts           Ps.     26,566     Ps.         --     Ps.     26,566
    Net operating loss and tax credit
      carryforward                                   895,004                 --            895,004
    Group reorganization reserve                      20,264                 --             20,264
    Preoperating expenses                                 --             21,829             21,829
    Allowance for deferred tax assets               (144,693)          (337,349)          (482,042)
                                              --------------     --------------     --------------

  Total deferred tax assets                          797,141                 --            481,621
                                              --------------     --------------     --------------

  Net deferred tax liabilities                Ps.    (96,615)    Ps.   (315,520)    Ps.    (96,615)
                                              ==============     ==============     ==============

                                                                December 31,
                                             ----------------------------------------------------
                                                                    1996
                                             ----------------------------------------------------
                                             SFAS 109 applied   SFAS 109 applied
                                             to Mexican GAAP       to US GAAP           Total
                                                balances           adjustments
                                             ----------------   ----------------   --------------
Deferred liabilities:
    Inventories                              Ps.     39,344     Ps.         --     Ps.     39,344
    Property and equipment                          976,769                 --            976,769
    Cellular telephones to be amortized              35,086                 --             35,086
    Concessions                                      12,033                 --             12,033
                                             --------------     --------------     --------------

  Total deferred tax liabilities             Ps.  1,063,232     Ps.         --     Ps.  1,063,232
                                             ==============     ==============     ==============

Deferred assets:
    Allowance for doubtful accounts          Ps.     36,591     Ps.         --     Ps.     36,591
    Net operating loss and tax credit
      carryforward                                  757,489                 --            757,489
    Group reorganization reserve                     53,669                 --             53,669
    Preoperating expenses                                --             23,696             23,696
    Allowance for deferred tax assets               (58,190)           (23,696)           (81,886)
                                             --------------     --------------     --------------

  Total deferred tax assets                         789,559                 --            789,559
                                             --------------     --------------     --------------

  Net deferred tax liabilities               Ps.    273,673     Ps.         --     Ps.    273,673
                                             ==============     ==============     ==============

Under U.S. GAAP, the effect of the restatement of non-monetary assets is recorded directly to stockholders' equity. Accordingly, the deferred taxes related to such assets would be reflected directly in equity under U.S. GAAP. Deferred taxes recorded directly to stockholders' equity relating to the restatement of non-monetary assets were Ps.315,519, Ps.722,288 and (Ps.294,659) for the years ended December 31, 1997, 1996 and 1995, respectively.

      The Company has recorded a deferred tax asset of Ps.895,005 reflecting the benefit of tax loss carryforwards (see paragraph 2 above), which expire in varying amounts between 2001 and 2007. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. However, the amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced.

      (4)   Fair values of financial instruments

      The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at December 31, 1997 and 1996.

      Cash and cash equivalents: The carrying amount reported in the balance sheet approximates fair value due to its short-term nature.

            Long term debt: the fair value of the long term debt as of December 31, 1997 is estimated to be approximately 100% of its nominal value.

      (5)   Economic environment

      The Company is a Mexican corporation with substantially all its operations situated in Mexico and approximately 99.5% of its revenues in 1997 resulted from sales generated within Mexico. Accordingly, the economic environment within Mexico, which is significantly affected by the actions taken by the Mexican government, can be expected to have significant impact on the Company's financial condition and results of operations and on the Company's ability to meet its future obligations. The Company imports handsets, cellular sites and other telecommunications equipment, while their pricing and receivables are quoted and stated in Mexican pesos.

      (6) Disclosure of certain significant risks and uncertainties:

      a) Local Telephony in the 450 MHz Frequency Band. The carrying values of the Company's property, plant and equipment are dependent on the assumption that these assets will continue to be used in the operation of the Company. As a result of the delays experienced by the Company and the uncertainty relating to the Company's ability at a commercially acceptable cost, to obtain concessions to provide local wireless service in the 450 MHz frequency band, the Company is exploring alternatives for providing local telephony services, including limited zone wireless services in the 800 MHz (cellular) or 1.9 GHz (PCS) frequency bands deploying digital technology that permits mobility. If the Company were to determine that it would be preferable to pursue such an alternative rather than to continue to pursue local wireless service in the 450 MHz frequency band, such alternative could require the acquisition of concessions, other regulatory approvals and the payment of substantial fees. Additionally, the Company would record substantial non-cash losses, consisting of the write-off of assets relating to its 450 MHz local wireless service in the range of Ps. 826,100, including 90% of the tangible assets and all the pre-operative expenses (see
Note 18).

      b) Year 2000 Compliance. The Company has initiated a company-wide program to identify and address the impact of the onset of the Year 2000 on its operations. The Company has substantially completed the identification of the scope of its Year 2000 problem. The Company expects that all of the required modifications or replacements will be implemented by the first half of 1999. While the Company believes that it is taking appropriate and timely steps to ensure Year 2000 compliance, its operations are dependent on vendor and third party compliance to some extent. For the years 1998 and 1999, the Company's preliminary estimate is that total costs ranging between Ps. 72.6 million and Ps. 121.1 million will be incurred to prepare its equipment and its software applications for the year 2000.

      (7)   Stock Purchase Plan

      As mentioned in Note 15, the Company has a fixed stock based compensation plan, the Stock Purchase Plan. This plan grants to eligible employees rights to purchase Iusacell common stock at a price equal to the market price of the stock at the date of the grant. The Company applies APB Opinion No. 25 and related interpretations in accounting for this plan. The Company has adopted the disclosure-only provisions of SFAS No. 123. The Company does not recognize compensation expense for its Stock Purchase Plan. If the Company had elected to recognize compensation expense based on the fair value at the grant dates for 1997 consistent with the provisions of SFAS No. 123, net income and earnings per share would have been changed to the pro forma amounts indicated below:

                                              Year ended
                                           December 31, 1997
                                           -----------------

                 Net loss    As reported      Ps.(72,259)
                               Pro forma        (113,830)

           Loss per share    As reported        Ps.(0.07)
                               Pro forma           (0.11)


      These results may not be representative of the effects on pro forma net income for future years.

      The Company determined the pro forma amounts using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

                                                     1997
                                                     ----

               Dividend yield                          0%

               Expected volatility                    45

               Risk-free interest rate                23%

               Expected lives (in years)             2.7


      The weighted average value of stock rights granted during 1997 was 4.85 pesos.

      This table is a summary of the status of the Stock Purchase Plan:

                                                                Weighted
                                                                Average
                                   Stock Rights              Exercise Price
                                   ------------              --------------

      Granted                        8,571,281                 Ps. 10.28

      Exercised                             --                        --

      Canceled/forfeited             1,265,876                 Ps.  8.48

      Outstanding, December
      31, 1997                       7,305,405                 Ps. 10.59


      As of December 31, 1997 no stock rights were exercisable. The following table summarizes information about Stock Purchase Plan rights outstanding as of December 31, 1997:

                                                                    Weighted
      Range of                                Remaining              Average
  Exercise Prices           Shares         Contractual Life      Exercise Price
  ---------------           ------         ----------------      --------------

  Ps. 8.48 to Ps.
       14.00               7,305,405              2                5.00 pesos

      (8) The Financial Accounting Standards Board has issued several new pronouncements that include the following:

      SFAS 130, "Reporting Comprehensive Income", establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements; it does not address issues of recognition or measurement. The Company is currently assessing the impact of adoption of this standard on its financial statements.

      SFAS 131, "Disclosures about Segments of an Enterprise and Related Information", effective for fiscal years beginning after December 31, 1997, establishes guidelines for the way that public enterprises report information about operating segments in financial statements. This statement also established guidelines for related disclosures about products and services, geographic areas, and major customers. The Company is currently assessing the impact of adoption of this standard on its financial statements.

      SFAS 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", effective for fiscal years beginning after December 1S, 1997, revises current disclosure requirements for employers' pension and other retiree benefits but does not change the measurement of recognition of pension or other postretirement benefit plans. It standarizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures from prior Statements that are no longer useful. The Company is currently assessing the impact of adoption of this standard on its financial statements.

20.   Condensed Consolidated Information

      As mentioned in Note 10, in July 1997, the Company issued 150,000 U.S. Dollars of senior unsecured notes (the "Notes") as part of its refinancing program. The Notes are guaranteed on a senior subordinated, unsecured basis pursuant to guarantees by most of the Company's subsidiaries both directly and indirectly wholly-owned ("guarantor subsidiaries").

      The following condensed consolidated financial information presents:

      1. The parent Company with its investments in subsidiaries accounted for on the equity method.

      2. Condensed combined balance sheet as of December 31, 1997 and 1996, and condensed combined statements of income for the years then ended, for the guarantor subsidiaries.

      3. Condensed combined balance sheet as of December 31, 1997 and 1996, and condensed combined statements of income for the years then ended, for the nonguarantor subsidiaries.

      4. Elimination entries necessary to consolidate the parent Company and all of its subsidiaries.

      The condensed information of 1995 is not presented since the non-guarantor subsidiaries were inconsequential in that year.

          CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 1997


                                                                 Combined
                                                   Combined         Non-
                                    Parent         Guarantor    Guarantor
                                    Company      Subsidiaries   Subsidiaries     Eliminations      Consolidated
                                    -------      ------------   ------------     ------------      ------------
                                                            ASSETS
Current assets:
      Cash and short-term
        investments               Ps.  110,849   Ps.     5,499  Ps.    1,149    Ps.        --      Ps.  117,497
                                  ------------   -------------  ------------    -------------      ------------
      Accounts receivable:
            Trade                           --         213,900        21,495          (30,883)          204,512
            Related parties          3,811,054              --            --       (3,767,026)           44,028
            Recoverable taxes
            and other                   32,379         119,253        86,528          (12,076)          226,084
                                  ------------   -------------  ------------    -------------      ------------
                                     3,843,433         333,153       108,023       (3,809,985)          474,624
                                  ------------   -------------  ------------    -------------      ------------
      Inventories                       14,132         223,499        37,613           (6,175)          269,069
                                  ------------   -------------  ------------    -------------      ------------
      Total current assets           3,968,414         562,151       146,785       (3,816,160)          861,190
Investment in associated
  companies                            898,635          10,482         8,319         (899,655)           17,781
Property and equipment, net          1,530,787         970,951       514,493           (1,571)        3,014,660
Other assets                           226,300         413,497       625,748               --         1,265,545
Excess of investment cost over
  book value                         1,494,559          21,460            --               --         1,516,019
                                  ------------   -------------  ------------    -------------      ------------
      Total assets                Ps.8,118,695   Ps. 1,978,541  Ps.1,295,345    Ps.(4,717,386)     Ps.6,675,195
                                  ============   =============  ============    =============      ============

                                                         LIABILITIES
Current liabilities:
      Notes payable               Ps.   2,6631   Ps.        --  Ps.       --    Ps.        --      Ps.    2,663
      Trade accounts payable           389,378         286,029        34,782           (6,175)          704,014
      Related parties                2,058,197         524,987     1,264,135       (3,767,025)           80,294
      Taxes and other payable          122,284         197,885        49,429          (43,804)          325,794
      Income tax                         6,527           2,095         1,015             (726)            8,911
      Total current liabilities      2,579,049       1,010,996     1,349,361       (3,817,730)        1,121,676
Long-term debt                       2,218,837              --            --               --         2,218,837
Trade accounts payable, long-term        4,040              --            --               --             4,040
Commitments and contingencies               --           2,146           153               --             2,299
                                  ------------   -------------  ------------    -------------      ------------
      Total liabilities              4,801,926       1,013,142     1,349,514       (3,817,730)        3,346,852
                                  ------------   -------------  ------------    -------------      ------------
Stockholders' equity:
Capital contributions                6,444,360       2,833,670       302,941       (3,136,611)        6,444,360
Earned Capital                      (3,127,591)     (1,868,271)     (357,110)       2,225,381        (3,127,591)
Minority interest                           --              --            --           11,574            11,574
                                  ------------   -------------  ------------    -------------      ------------
      Total stockholders' equity     3,316,769         965,399       (54,169)        (899,656)        3,328,343
                                  ------------   -------------  ------------    -------------      ------------
      Total liabilities and
        stockholders' equity      Ps.8,118,695   Ps. 1,978,541  Ps.1,295,345    Ps.(4,717,386)     Ps.6,675,195
                                  ============   =============  ============    =============      ============

Total stockholders' equity under
  Mexican GAAP                    Ps.3,316,769   Ps.   965,399  Ps.  (54,169)   Ps.  (899,656)     Ps.3,328,343
Minority interest                                                    (11,574)                           (11,574)
Deferred income taxes                   96,615                                                           96,615
Project 450 investments                               (133,898)                                        (133,898)
                                  ------------   -------------  ------------    -------------      ------------
Total stockholders' equity under
  US GAAP                         Ps.3,413,384   Ps.   831,501  Ps.  (65,743)   Ps.  (899,656)     Ps.3,279,486
                                  ============   =============  ============    =============      ============

                     CONDENSED CONSOLIDATED INCOME STATEMENT
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                       Combined            Combined
                                      Parent           Guarantor         Non-Guarantor
                                     Company          Subsidiaries        Subsidiaries    Eliminations       Consolidated
                                     -------          ------------        ------------    ------------       ------------
Total revenues                     Ps. 367,013        Ps.2,660,345        Ps.  224,365   Ps.(1,391,236)     Ps.1,860,486
Total cost of sales                     21,130           1,229,098             199,158        (733,724)          715,662
                                   -----------        ------------        ------------   -------------      ------------
  Gross profit                         345,883           1,431,247               5,206        (657,512)        1,144,824
Operating expenses                      60,146           1,293,080             172,963        (782,412)          743,777
Depreciation and amortization          277,685             287,092              17,149           --              581,926
                                   -----------        ------------        ------------   -------------      ------------
  Operating profit (loss)                8,052            (148,925)           (164,906)        124,900          (180,879)
                                   -----------        ------------        ------------   -------------      ------------
Integral financing result:
  Interest expense, net                 14,260              30,020             136,170          67,750           248,200
  Foreign exchange loss, net            41,747               6,181                 536            --              48,464
  Gain from monetary position          (97,488)            (33,692)           (112,616)        (48,928)         (292,724)
                                   -----------        ------------        ------------   -------------      ------------
                                       (41,481)              2,509              24,090          18,822             3,940
                                   -----------        ------------        ------------   -------------      ------------
Equity participation in net (gain)
  loss of associated companies         113,961               --                  --           (271,649)         (157,688)
Provision for assets taxes               7,831              32,680                 325           4,499            45,335
Minority interest                        --                  --                  --                207               207
Net loss for the year              Ps. (72,259)       Ps. (184,114)       Ps. (189,321)  Ps.  (373,435)     Ps.  (72,259)
                                   ===========        ============        ============   =============      ============

Net loss for the year under
  Mexican GAAP                     Ps. (72,259)       Ps. (184,114)       Ps. (189,321)  Ps.   373,435      Ps.  (72,259)
Deferred income taxes                  217,183              92,256              60,851                           370,290
Fixed assets revaluation              (567,833)           (360,167)                                             (928,000)
Project 450 investments                                    (64,203)                                              (64,203)
Gain on net monetary position            8,881               3,773               2,488                            15,142
                                   -----------        ------------        ------------   -------------      ------------
Net loss for the year under
  US GAAP                          Ps.(414,028)       Ps. (512,455)       Ps. (125,982)  Ps.   373,435      Ps. (679,030)
                                   ===========        ============        ============   =============      ============

          CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 1996


                                                         Combined       Combined
                                            Parent      Guarantor    Non-Guarantor
                                           Company    Subsidiaries    Subsidiaries   Eliminations  Consolidated
                                           -------    ------------    ------------   ------------  ------------

                                                                         ASSETS
Current assets:
      Cash and short-term
      investments                       Ps.   85,190  Ps.   12,143  Ps.      5,401   Ps.     2,451   Ps.   105,185
                                        ------------  ------------  --------------   -------------   -------------
      Accounts receivable:
            Trade                                 --       149,101          26,388         (22,893)        152,596
            Related parties                2,220,314       136,532              --      (2,348,669)          8,178
      Recoverable taxes and
      other                                   14,081       103,194          51,055         (74,828)         93,502
                                        ------------  ------------  --------------   -------------   -------------
                                           2,234,395       388,827          77,443      (2,446,389)        254,276
                                        ------------  ------------  --------------   -------------   -------------
      Inventories                             11,049        68,595          30,262           5,811         115,717
                                        ------------  ------------  --------------   -------------   -------------
      Total current assets                 2,330,634       469,565         113,106      (2,438,127)        475,178

Investment in associated companies         1,565,877        26,123              --      (1,490,331)        101,669
Property and equipment, net                1,874,952     1,190,678         539,819          (9,673)      3,595,776
Other assets                                  41,304       286,393         392,294          (1,619)        718,372
Excess of investment cost over
  book value                               1,566,999        22,706              --              60       1,589,765
                                        ------------  ------------  --------------   -------------   -------------
      Total assets                      Ps.7,379,766  Ps.1,995,465  Ps.  1,045,219   Ps.(3,939,690)  Ps. 6,480,760
                                        ============  ============  ==============   =============   =============

                                                                      LIABILITIES
Current liabilities:
      Notes payable                     Ps.  809,331  Ps.   60,419  Ps.         --     (Ps. 60,419)  Ps.   809,331
      current portion of long-
      term debt                               61,707            --              --          60,419         122,126
      Trade accounts payable                 333,271       132,722          37,881          (2,043)        501,831
      Related parties                      1,980,236            --         775,104      (2,348,666)        406,674
      Taxes and other payable                188,052       296,671          21,090        (105,948)        399,865
      Income tax                               6,771            92             211             143           7,217
                                        ------------  ------------  --------------   -------------   -------------
      Total current liabilities            3,379,368       489,904         834,286      (2,456,514)      2,247,044
Long-term debt                               370,644       225,079              --              --         595,723
Trade accounts payable, long-term             11,228            --              --              --          11,228
Commitments and contingencies                     --         2,084              46              61           2,191
                                        ------------  ------------  --------------   -------------   -------------
      Total liabilities                    3,761,240       717,067         834,332      (2,456,453)      2,856,186
                                        ------------  ------------  --------------   -------------   -------------
Stockholders' equity:
Capital contributions                      5,745,858     2,808,943         321,221      (3,130,164)      5,745,858
Earned capital                            (2,127,332)   (1,530,545)       (110,334)      1,640,879      (2,127,332)
Minority interest                                 --            --              --           6,048           6,048
                                        ------------  ------------  --------------   -------------   -------------
      Total stockholders' equity           3,618,526     1,278,398         210,887      (1,483,237)      3,624,574
                                        ------------  ------------  --------------   -------------   -------------
      Total liabilities and
      stockholders' equity              Ps.7,379,766  Ps.1,995,465  Ps.  1,045,219   (Ps.3,939,690)  Ps. 6,480,760
                                        ============  ============  ==============   =============   =============
Total stockholders' equity under
      Mexican GAAP                      Ps.3,618,526  Ps.1,278,398  Ps.    210,887   Ps. 1,483,237   Ps. 3,624,574
Minority interest                                 --            --              --          (6,048)         (6,048)
Deferred income taxes                       (153,937)      (50,587)        (70,410)          1,261        (273,673)
Project 450 Investment                            --       (69,695)             --              --         (69,695)
                                        ------------  ------------  --------------   -------------   -------------
Total stockholders' equity under
      US GAAP                           Ps.3,464,589  Ps.1,158,116  Ps.    140,477   Ps.(1,488,024)  Ps. 3,275,158
                                        ============  ============  ==============   =============   =============

                     CONDENSED CONSOLIDATED INCOME STATEMENT
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                    Combined        Combined
                                       Parent       Guarantor     Non-Guarantor
                                       Company     Subsidiaries   Subsidiaries   Eliminations   Consolidated
                                       -------     ------------   ------------   ------------   ------------

Total revenues                       Ps. 339,198   Ps.2,608,049     Ps. 98,792   (Ps.1,197,674)   Ps.1,848,365
Total costs of sales                       5,910      1,166,994         72,906        (519,148)        726,662
                                     -----------   ------------     ----------   -------------    ------------
      Gross profit                       333,288      1,441,055         25,886        (678,526)      1,121,703
Operating expenses                        72,436      1,279,974         46,265        (597,912)        800,763
Depreciation and amortization            267,820        388,257          1,525            (288)        657,314
                                     -----------   ------------     ----------   -------------    ------------
Operating loss                            (6,968)      (227,176)       (21,904)        (80,326)       (336,374)
                                     -----------   ------------     ----------   -------------    ------------
Integral financing result:
      Interest expense, net              115,577         33,432         89,748          66,816         305,573
      Foreign exchange gain, net         (65,052)        (1,144)        (1,335)             --         (67,531)
      Gain from monetary
      position                          (164,444)       (62,108)       (88,693)        (63,414)       (378,659)
                                     -----------   ------------     ----------   -------------    ------------
                                        (113,919)       (29,820)          (280)          3,402        (140,617)
                                     -----------   ------------     ----------   -------------    ------------
Equity participation in net (gain)
  loss of associated companies           327,204             --             --        (320,688)          6,516
Provision for assets tax                  22,741         55,304           (192)        (39,586)         38,267
Minority interest                             --          3,011             --             445           3,456
Extraordinary item                       151,940          5,910             --              --         157,850
                                     -----------   ------------     ----------   -------------    ------------
Net loss for the year                (Ps.394,934)  (Ps. 255,559)       (21,432)  Ps.   276,991    (Ps. 394,934)
                                     ===========   ============     ==========   =============    ============
Net loss for the year under
      Mexican GAAP                   Ps.(394,934)  Ps. (255,559)    Ps.(21,432)  Ps.   276,991    Ps. (394,934)
Deferred income taxes                     90,621        104,719             --              --         195,340
Project 450 investments                       --        (69,695)            --              --         (69,695)
Gain on net monetary position           (153,855)       269,050             --              --         115,195
                                     -----------   ------------     ----------   -------------    ------------
Net loss for the year under
      US GAAP                        Ps.(458,168)  Ps.   48,515     Ps.(21,432)  Ps.   276,991    Ps. (154,094)
                                     ===========   ============     ==========   =============    ============

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ON FINANCIAL STATEMENTS SCHEDULES

The Board of Directors of
Grupo Iusacell, S.A. de C.V.:

We have audited the accompanying consolidated financial statements of Grupo Iusacell, S.A. de C.V. and subsidiaries as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997 and have issued our report thereon dated February 16, 1998 (included elsewhere in this Annual Report 20-F). Our audits also included the financial schedules listed in
Item 19 of this Annual Report 20-F. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit.

In our opinion, based on our audit, the financial statements schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                          Coopers & Lybrand
                                  Despacho Roberto Casas Alatriste


                                        /s/Coopers & Lybrand
                                      Juan Manuel Ferron Solis
                                          Public Accountant

                  Grupo Iusacell, S.A. de C.V. and Subsidiaries
                 Schedule II - Valuation and Qualifying Accounts
                         Years Ended 1995, 1996 and 1997
               (Thousands of Mexican Pesos, with Purchasing Power
                            as of December 31, 1997)


                                   Balance at      Charged to   Charged to                  Balance at
                                   Beginning of    Cost and     Other                       End of
                                   Period          Expenses     Accounts      Deductions    Period
                                   ------------    ----------   ----------    ----------    ----------
1995
Allowance for obsolete and
   slow-moving inventories ....    $ 64,975          1,944        ----        10,194          56,725

Allowance for doubtful
  accounts.....................     169,146         89,776        ----       130,113         128,809

1996
Allowance for obsolete and
  slow-moving inventories .....      56,725          4,467        ----        23,924          37,268

Allowance for doubtful
  accounts.....................     128,809         77,092        ----        99,093         106,808

Allowance for obsolete fixed
  assets.......................         ---        121,159        ----          ----         121,159

1997
Allowance for obsolete and
  slow-moving inventories .....      37,268         15,502        ----        23,422          29,348

Allowance for doubtful
  accounts.....................     106,808         36,424        ----        65,096          78,136

Allowance for obsolete fixed
  assets.......................     121,159         40,613        ----          ----         161,772

                                                                       EXHIBIT A

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                         FOR IUSACELL'S CELLULAR NETWORK

                                December 10, 1997
================================================================================

                                  AGREEMENT FOR
                             EQUIPMENT, FURNISH AND
                               INSTALLATION, FOR
                              IUSACELL'S CELLULAR
                                    NETWORK

                                December 10, 1997

NOTE: Certain clauses marked herein with an asterisk (*) have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 24b-2 of the Securities and Exchange Act of 1934.

================================================================================

  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                                December 10, 1997
================================================================================

TABLE OF CONTENTS

TABLE OF CONTENTS                                                              3
--------------------------------------------------------------------------------

RECITALS                                                                       6
1.  SCOPE OF THE AGREEMENT                                                     9
2.  TERM OF THE AGREEMENT AND OF PRICES                                       10
3.  PROCEDURE TO PLACE ORDERS                                                 11
4.  PRICES                                                                    18
5.  INSURANCE, PASSAGE OF RISK OF LOSS AND TITLE TRANSFER                     20
6.  TERMS OF PAYMENT                                                          22
7.  IMPORTATION                                                               24
8.  DELIVERY TERMS                                                            25
9.  ACCEPTANCE                                                                27
10. SUPPLY SPECIFICATIONS                                                     28
11. SOFTWARE FEATURES                                                         28
12. OBLIGATIONS OF THE PARTIES                                                28
13. DOCUMENTATION                                                             28
14. TRAINING                                                                  30
15. WARRANTIES                                                                31
16. SUPPORT                                                                   31
17. LIMITATION OF LIABILITY                                                   35
18. LICENSE FOR USE OF SOFTWARE                                               36
19. USE OF INFORMATION                                                        40
20. PATENTS, TRADEMARKS AND COPYRIGHTS                                        43
21. MARKETING FUND                                                            45
22. EXPORT CONTROL                                                            45
23. ASSIGNMENT                                                                45
24. FORCE MAJEURE                                                             46
25. CANCELLATION FOR BREACH                                                   47
26. HEADINGS AND DEFINITIONS                                                  49
27. PRIORITY OF ARTICLES                                                      49
28. GOVERNING LAW                                                             49
29. DISPUTE RESOLUTION                                                        49
30. MODIFICATIONS TO THE AGREEMENT                                            51
31. SURVIVAL OF OBLIGATIONS                                                   52
32. NOTICES                                                                   52
33. ENTIRE AGREEMENT                                                          54
34. INDEPENDENT CONTRACTOR                                                    54
35. TAXES                                                                     54
36. RIGHT OF ACCESS                                                           55
37. SEVERABILITY                                                              56
38. NON-WAIVER                                                                56
39. PUBLICATION OF AGREEMENT                                                  57
40. NON-SOLICITATION                                                          57
41. GOVERNMENT APPROVALS; COMPLIANCE WITH LAWS                                57
42. LIQUIDATED DAMAGES                                                        58

================================================================================

  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                                December 10, 1997
================================================================================

43. PRICING CERTIFICATION                                                     58
44. COUNTERPARTS                                                              58
ATTACHMENT 1 DEFINITIONS                                                      60
ATTACHMENT 2 SUPPLIES AND PRICES FOR INITIAL COMMITMENT                       68
PRICING SUMMARY - ALL REGIONS
PROFESSIONAL SERVICES
ATTACHMENT 3 ADDITIONAL PURCHASES DISCOUNT SCHEDULE                           70
ATTACHMENT 4 INITIAL COMMITMENT                                               71
PROJECT IMPLEMENTATION SCEHDULE:
ATTACHMENT 5 ORDERS PLACED                                                    72
ATTACHMENT 6 INSURANCE POLICY                                                 73
ATTACHMENT 7 PRODUCT SPECIFICATIONS                                           74
ATTACHMENT 7A SYSTEM APPLICATION ENGINEERING                                  75
GENERAL SYSTEM SPECIFICATION
ATTACHMENT 7B SYSTEM  PERFORMANCE                                             76
ATTACHMENT 7C SWITCH PERFORMANCE CRITERIA                                     77
ATTACHMENT 8 PROJECT IMPLEMENTATION                                           79
ATTACHMENT 9 FEATURES                                                         80
IUSACELL FEATURES LIST
LUCENT AMPS/CDMA STANDARD FEATURE LIST                                        81
ATTACHMENT 10 TRAINING                                                        83
ATTACHMENT 11 CONFIDENTIALITY                                                 84
ATTACHMENT 12 PURCHASE ORDER FORM                                             87
ATTACHMENT 13 INTEGRAL CUSTOMER ASSISTANT PROCESS
AND RS&R PROCESS                                                              88
ATTACHMENT 14 ACCEPTANCE                                                      90
ATTACHMENT 15 PROJECT CHANGE CONTROL PROCESS                                  97

NOTE: Certain clauses marked herein with an asterisk (*) have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 24b-2 of the Securities and Exchange Act of 1934.

================================================================================

  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                                December 10, 1997
================================================================================

AGREEMENT ENTERED INTO BY AND AMONG GRUPO IUSACELL, S.A. DE C.V., REPRESENTED BY ING. FULVIO VARGAS DEL VALLE (HEREINAFTER, "IUSACELL"), LUCENT TECHNOLOGIES WORLD SERVICES INC., REPRESENTED BY MR. THOMAS L. MASSENGILL (HEREINAFTER, "WSI"), FOR EQUIPMENT, SERVICES AND SOFTWARE SOURCED OUTSIDE THE UNITED MEXICAN STATES, AND LUCENT TECHNOLOGIES DE MEXICO, S.A. DE C.V., REPRESENTED BY MR. ROGELIO VELASCO ROMERO, FOR EQUIPMENT, SERVICES AND SOFTWARE SOURCED IN THE UNITED MEXICAN STATES (HEREINAFTER, "LTM") (WSI AND LTM SHALL JOINTLY BE REFERRED TO AS "LUCENT"), PURSUANT TO THE FOLLOWING:

RECITALS

A.    IUSACELL states:

      A.1. That it is a Mexican corporation, duly incorporated under the laws of the United Mexican States, as evidenced in public deed number 33,275 dated October 6, 1992, granted before Notary Public number 1 of the Federal District of Mexico, Roberto Nunez y Bandera, Esq., which was filed before the Public Registry of the Property and Commerce of the Federal District of Mexico under mercantile folio number 168528.

      A.2. That its representative is authorized to execute this AGREEMENT, as evidenced in public deed number 3,964 dated June 4, 1997, granted before Notary Public number 212 of the Federal District of Mexico, Francisco I. Hugues Velez, Esq., which was filed before the Public Registry of the Property and Commerce under mercantile folio number 168528, and that his authority has not been revoked or limited in any manner.

B.    LTM states:

      B.1. That it is a Mexican corporation, duly incorporated under the laws of the United Mexican States, as evidenced in public deed number 132,987 dated February 16, 1990, granted before Notary Public number 6 of the Federal District of Mexico, Fausto Rico Alvarez, Esq., which was filed before the Public Registry of the Property and Commerce of the Federal District of Mexico under mercantile folio number 128327.

      B.2. That its representative is authorized to execute this AGREEMENT, as evidenced in public deed number 18,726 dated September 2, 1997, granted before Notary number 102 of the Federal District of Mexico, Jose Maria Morera Gonzalez, Esq., which was filed before the Public Registry of the Property and Commerce of the Federal District of Mexico under mercantile folio number 128327.

C.    WSI states:

      C.1. That it is a corporation, duly incorporated under the laws of the State of Delaware, United States of America, as evidenced by public deed number 10372460, issued by the Secretary of State of Delaware on November 20, 1984.

================================================================================

  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

                                  AGREEMENT FOR
      EQUIPMENT, FURNISH AND INSTALLATION, FOR IUSACELL'S CELLULAR NETWORK

                                December 10, 1997
================================================================================

      C.2. That its representative is authorized to execute this AGREEMENT, as evidenced in the power-of-attorney granted before Marc C. Luciani, Notary Public of the State of New Jersey, United States of America, on May 20, 1997, and that his authority has not been revoked or limited in any manner.

D.    The PARTIES jointly state:

      D.1. WHEREAS, it is IUSACELLs intent to contract, license and receive from LUCENT, and it is LUCENT's intent to sell, license or otherwise provide IUSACELL, the SUPPLIES and SERVICES necessary for the INSTALLATION of a wireless telephone network for cellular REGIONS 5, 6 ,7 and 9 in the territory of the United Mexican States (hereinafter, the "NETWORK").

      D.2. WHEREAS, it is IUSACELL's intent to grant by any legal means the right of use of all or part of the NETWORK to any of its AFFILIATES or subsidiaries that will obtain or have obtained concessions from the (Mexican) Ministry of Communications and Transport for the rendering of telecommunications services in the REGIONS set forth in Recital D.1 above.

      D.3. For this AGREEMENT, both parties agree all words and expressions in capital letters will have the precise meaning defined in these terms and conditions or in ATTACHMENT 1, Definitions. For the purposes of this AGREEMENT, the definitions shall be applicable to both the singular and plural forms of any of the terms defined herein. The use of gender herein shall be deemed to include the neuter, masculine, and feminine genders wherever necessary or appropriate.

IN VIEW OF THE ABOVE, the parties hereto agree to the following:

1.    SCOPE OF THE AGREEMENT

      1.1. The terms and conditions set forth herein shall govern the purchase of EQUIPMENT, SERVICES and/or the granting of one or more LICENSE(S) TO USE SOFTWARE and/or DOCUMENTATION and/or INFORMATION set forth in ATTACHMENTS 2, SUPPLIES and PRICES for the INITIAL COMMITMENT, and 4 INITIAL COMMITMENT.

      1.2. IUSACELL shall, during the TERM hereof, purchase or license from LUCENT, as the case may be, all of the SUPPLIES encompassed in the INITIAL COMMITMENT.

      1.3. LUCENT's provision of any SUPPLIES or SERVICES which are not included in the INITIAL COMMITMENT or ATTACHMENT 3, ADDITIONAL PURCHASES, shall not be subject to the terms and conditions of this AGREEMENT; rather, such SUPPLIES and/or SERVICES, as the case may be, shall be subject to a separate written agreement of the parties or, if none, to LUCENT's standard terms and conditions as may be in effect from time to time for such SUPPLY or SERVICE, in accordance with clause 3.2.2.

================================================================================

  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                                December 10, 1997
================================================================================

      1.4. For all PURCHASE ORDERS related to the INITIAL COMMITMENT, IUSACELL agrees to pay to LUCENT for the SUPPLIES the PRICES set forth in ATTACHMENT 2, SUPPLIES and PRICES for the INITIAL COMMITMENT. (*)

      1.5. For all ADDITIONAL PURCHASES during the TERM of this AGREEMENT, IUSACELL shall pay to LUCENT (*).

      1.6. IUSACELL agrees that all other PRICES and discounts, quoted by LUCENT at any time, will be valid for the term set forth in the subject quotation.

2.    TERM OF THE AGREEMENT AND OF PRICES

      2.1. The parties agree that the term of this AGREEMENT shall be from the execution date hereof through December 31, 2001 (hereinafter, the "TERM"). The TERM may be extended for one additional year, to December 31, 2002, provided:

            2.1.1. IUSACELL has placed, and LUCENT has accepted, ORDERS for the entire INITIAL COMMITMENT prior to December 31, 2001, and

            2.1.2. Any party has provided written notice to the other party on or before October 31, 2001.

      2.2.  (*)

      2.3.  (*)

3.    PROCEDURE TO PLACE ORDERS

      PURCHASE ORDER (or "PO"), as used herein, shall mean purchase orders issued by IUSACELL for the purpose of ordering SUPPLIES and/or SERVICES.

      3.1. For the purposes of placing PURCHASE ORDERS, both parties agree to the following procedure:

            3.1.1. Only IUSACELL's Purchasing Department can issue PURCHASE
                   ORDERS, all of which shall be substantially in the form attached hereto as ATTACHMENT 12, PO FORM. IUSACELL shall cancel and invalidate any provisions now or in the future contained on the reverse side of the PO FORM or in any document attached thereto by striking through such provisions, and having an authorized representative of IUSACELL initial such struck-through language. Except as expressly set forth herein, IUSACELL agrees that all provisions contained in any PO shall be null and void and that only the terms and conditions of this AGREEMENT shall apply thereto. LUCENT shall not accept any PO the reverse side or attachment to which has not been canceled and invalidated as provided for above.

================================================================================

  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                                December 10, 1997
================================================================================

            3.1.2. Only LUCENT's Contract Management organization can receive, review and accept PURCHASE ORDERS.

PURCHASE ORDERS issued hereunder shall specify at least:

      3.2.  For the INITIAL COMMITMENT:

            3.2.1.   PURCHASE ORDER number,

            3.2.2.   Delivery information:
            3.2.2.1. SITES,
            3.2.2.2. Dates,
            3.2.2.3. Forms (FURNISH ONLY and/or EF&I),

            3.2.3. Bill to address, (invoicing address, IUSACELL's legal address),
            3.2.4    INCOTERM agreed in this contract: EXW,
            3.2.5.   Description and quantities of SUPPLIES:
            3.2.5.1. EQUIPMENT, SPARE PARTS,
            3.2.5.2  LICENSED MATERIALS,
            3.2.5.3  SERVICES:
                 3.2.5.3.1:  ENGINEERING,
                 3.2.5.3.2.  INSTALLATION,
                 3.2.5.3.3.  Configuration,
                 3.2.5.3.4.  Optimization,

            3.2.6.   Unit PRICE,
            3.2.7.   Quantity PRICE,
            3.2.8.   Taxes (IVA),
            3.2.9.   Shipment, freight, and importation information.
            3.2.10   Reference to this AGREEMENT.
            3.2.11. Such additional information as may be necessary to enable LUCENT to fulfill the requirements contained in the PURCHASE ORDER.

      3.3.  For the ADDITIONAL PURCHASES:

            3.3.1. IUSACELL may present to LUCENT a PROPOSED ORDER, based on the PRICES offered by LUCENT in a valid quotation, and taking into account the discounts for ADDITIONAL PURCHASES set forth in ATTACHMENT 3 herein, provided such discounts are valid as determined in accordance with clause 1.5., hereof. LUCENT shall review said PROPOSED ORDER during a period not to exceed 10 (ten) calendar days following the receipt of such PROPOSED ORDER and inform IUSACELL as to:

================================================================================

  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                                December 10, 1997
================================================================================

                  3.3.1.1. The written acceptance of the PROPOSED ORDER, if the requirements established by LUCENT herein are satisfied, and thereupon such PROPOSED ORDER shall constitute an ORDER, or

                  3.3.1.2. Any modifications and/or additions that LUCENT deems reasonably necessary for the PROPOSED ORDER to be accepted. As soon as IUSACELL completes such modifications and/or additions, LUCENT's Contract Management Organization shall review such amendment and, assuming such amended PROPOSED ORDER fulfills the requirements set forth in the AGREEMENT, accept such amended PROPOSED ORDER in writing.

                  3.3.1.3. While it is LUCENT's objective to provide IUSACELL with an acknowledgment of each PROPOSED ORDER received, it is IUSACELL's responsibility to advise LUCENT of any missing or late notifications to ensure that the PROPOSED ORDER has not been lost. No PROPOSED ORDER is to be considered accepted by LUCENT unless it has been expressly accepted as provided herein.

            3.3.2. If IUSACELL wishes to acquire any SUPPLIES and/or SERVICES not included in the INITIAL COMMITMENT or the ADDITIONAL PURCHASES, the procedure shall be as follows:

                  3.3.2.1. Quotation request: IUSACELL shall request from LUCENT a written quotation according to the type of SUPPLY that IUSACELL intends to purchase. Such request shall include the following information:

                        3.3.2.1.1. For PROJECTS:

                            3.3.2.1.1.1. Scope of the PROJECT and/or the jobs
                            3.3.2.1.1.2. Detailed technical characteristics of:
                               3.3.2.1.1.2.1. Required functionalities.
                               3.3.2.1.1.2.2. Interconnection with other
                                              systems.

                               3.3.2.1.1.2.3. Operating environment ENGINEERING,
                                              i.e., traffic loads, backbone
                                              matrix, synchronization,
                                              signaling, etc.

                            3.3.2.1.1.3. Description and layout of INSTALLATION
                                         SITE.
                            3.3.2.1.1.4. Implementation schedule and cutover
                                         dates.

                        3.3.2.1.2. For SERVICES:
                            3.3.2.1.2.1. Scope of the PROJECT and/or the
                                         relevant works.
                            3.3.2.1.2.2. Detailed technical characteristics of
                                         the required SERVICES.
                            3.3.2.1.2.3. Description and layout of SITES where
                                         the SERVICES are to be provided.
                            3.3.2.1.2.4. Term of rendering of the SERVICES.

                        3.3.2.1.3. For LICENSE FOR USE OF SOFTWARE:
                            3.3.2.1.3.1. Scope of the PROJECT and/or the works;
                            3.3.2.1.3.2. Detailed technical characteristics of:
                                 3.3.2.1.3.2.1. Required functionalities

================================================================================

  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                                December 10, 1997
================================================================================

                                 3.3.2.1.3.2.2. Operating environment
                                                ENGINEERING:
                                      3.3.2.1.3.2.2.1. Technical characteristics
                                                       of the EQUIPMENT in which
                                                       the requested SOFTWARE
                                                       shall run.
                                      3.3.2.1.3.2.2.2. Operating system.
                                      3.3.2.1.3.2.2.3. Interconnection with
                                                       other systems.
                                      3.3.2.1.3.2.2.4. Interfaces.
                                      3.3.2.1.3.2.2.5. Synchronization.
                                      3.3.2.1.3.2.2.6  Signaling.

                                 3.3.2.1.3.2.3. TECHNICAL SPECIFICATIONS of
                                                other systems for interface
                                                development.
                                      3.3.2.1.3.2.3.1. SOFTWARE evolution plan
                                                       required by IUSACELL.
                                      3.3.2.1.3.2.3.2. Implementation schedule,
                                                       delivery and cutover
                                                       dates.

                        3.3.2.1.4.  For SPARE PARTS:
                            3.3.2.1.4.1. Detailed description of the SPARE PART.
                            3.3.2.1.4.2. Part code.
                            3.3.2.1.4.3. Quantity required.
                            3.3.2.1.4.4. Requested delivery date and place.

                        3.3.2.1.5.  For non-SPARE PART EQUIPMENT:
                            3.3.2.1.5.1. Detailed description of the EQUIPMENT.
                            3.3.2.1.5.2. EQUIPMENT code.
                            3.3.2.1.5.3. Quantity required.
                            3.3.2.1.5.4. Requested delivery date and place.

                  3.3.2.2. Quotation: Within (*) subsequent to LUCENT's receipt of the request mentioned in the foregoing paragraph, given the provided information is complete, LUCENT shall deliver a quotation to IUSACELL. All quotations shall include delivery intervals. Notwithstanding the foregoing, LUCENT agrees to make a good faith effort to deliver quotations to IUSACELL as soon as practicable.

                  3.3.2.3. Negotiation: Within (*) subsequent to the
                           presentation of the quotation mentioned in clause
                           3.3.2.2. of this AGREEMENT, IUSACELL and LUCENT shall commence negotiations with respect to the provision of the requested SUPPLY.

                  3.3.2.4. Place and order: If the parties reach an agreement,
                           IUSACELL shall issue the respective PROPOSED ORDER to LUCENT for the review thereof as described in clause
                           3.1. of this AGREEMENT.

            3.3.3. IUSACELL agrees to include in each PROPOSED ORDER, PURCHASE
                   ORDER AND CHANGE ORDER hereunder the following statement:
                   "This order is part of and

================================================================================

  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                                December 10, 1997
================================================================================

                   is subject to the terms and conditions of AGREEMENT executed between LUCENT and IUSACELL on December 10, 1997". All PURCHASE ORDERS and CHANGE ORDERS shall be subject to the terms and conditions hereof and shall be incorporated herein as part of ATTACHMENT 5 after the PURCHASE ORDERS and CHANGE ORDERS have been accepted in writing by LUCENT.

            3.3.4. At any time during the TERM hereof, IUSACELL may request quotations and/or present LUCENT with PROPOSED ORDERS.

            3.3.5. All PURCHASE ORDERS, and PROPOSED ORDERS shall contain at least the information set forth in this clause in paragraph
                   3.3.2.1. and, to the extent necessary and not included therein, the information set forth in clause 3.1. under INITIAL COMMITMENT.

            3.3.6. Either party may request changes in the work within the general scope of the AGREEMENT consisting of additions, deletions, or other revisions with the AGREEMENT, PRICES and implementation schedule being adjusted accordingly. If the parties agree to the change, it will be authorized by a CHANGE ORDER developed and negotiated in good faith in accordance with the PROJECT Change Control Process set forth in ATTACHMENT 15 hereunder.

            3.3.7. LUCENT will not unreasonably reject a PURCHASE ORDER or
                   PROPOSED ORDERS for any SUPPLY or SERVICE which is an addition, extension or expansion of any LUCENT SUPPLY previously ordered under this AGREEMENT.

      3.4.  CANCELLATION

      IUSACELL may cancel all or part of an PURCHASE ORDER at any time; however, the following charges will be billed by LUCENT and paid by IUSACELL as indicated:

            3.4.1. PURCHASE ORDERS canceled within the first quarter of the delivery term set forth in the corresponding PURCHASE ORDER will be billed at (*) of the canceled item(s) PRICE;

            3.4.2. PURCHASE ORDERS canceled within the second quarter of the delivery term set forth in the corresponding PURCHASE ORDER will be billed at (*) of the canceled item(s) PRICE;

            3.4.3. PURCHASE ORDERS canceled anytime after the second quarter of the delivery term set forth in the corresponding PURCHASE ORDER will be billed at (*) of the canceled item(s) PRICE.

            3.4.4. Notwithstanding the foregoing, the above mentioned charges shall not apply to any PURCHASE ORDERS canceled by IUSACELL in writing within (*) of IUSACELL's receipt of LUCENT's notice of acceptance thereof.

      3.5.  PLANNING INFORMATION

================================================================================

  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                                December 10, 1997
================================================================================

      IUSACELL shall provide to LUCENT non-binding, rolling, four-quarter forecasts of IUSACELL's expected annual purchases under this AGREEMENT. IUSACELL shall deliver to LUCENT an updated version of such annual forecast on or before the beginning of each calendar year.

4.    PRICES

      4.1. The PRICES agreed upon by LUCENT and IUSACELL for the SUPPLIES and SERVICES corresponding to the INITIAL COMMITMENT are set forth in ATTACHMENT 2. Such PRICES are as follows:

            4.1.1. (*)

            4.1.2. Expressed in United States Dollars.

            4.1.3. Do not include sales and excise taxes, import taxes, value added taxes, customs duties, customs broker fees, and customs handling costs, all of which, if applicable, shall be paid by IUSACELL,

            4.1.4. For EQUIPMENT and SOFTWARE: They are quoted in EXW terms, based on the 1990 revision of the Incoterms published by the International Chamber of Commerce.

      4.2 The parties hereunder agree that any addition to the PRICE list shall be agreed upon in writing. PRICES not included in ATTACHMENT 2 shall be valid only for the relevant PURCHASE ORDER.

      4.3.  (*)

      4.4.  VOLUME PURCHASE PLAN (VPP)

            4.4.1. IUSACELL shall receive credits for certain purchases made by
                   IUSACELL from LUCENT as follows: (*)

      4.5 The SOFTWARE Generic Upgrade Program fee shall be determined from time to time by LUCENT as and when a generic upgrade to the SOFTWARE becomes available and shall be invoiced to IUSACELL if such generic upgrade is requested by IUSACELL pursuant to a PURCHASE ORDER.

      4.6 The Annual SOFTWARE Maintenance Program fee shall be determined from time to time by LUCENT and shall be invoiced to IUSACELL if participation in such Program is requested by IUSACELL pursuant to a PURCHASE ORDER. The Annual SOFTWARE Maintenance Program shall cover post-warranty maintenance and non-generic update to the SOFTWARE, but shall not cover generic upgrades to the SOFTWARE.

5.    INSURANCE, PASSAGE OF RISK OF LOSS AND TITLE TRANSFER

================================================================================

  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                                December 10, 1997
================================================================================

      5.1. Title and risk of loss for EQUIPMENT and the license for use of SOFTWARE set forth in clause 18 shall be transferred to IUSACELL at the point of embarkation immediately upon delivery to the designated carrier. At such time, LUCENT shall convey to IUSACELL free and clear title to the EQUIPMENT sold to IUSACELL under this AGREEMENT.

      5.2. IUSACELL shall, throughout the TERM, maintain in full force and effect an insurance policy issued by an insurance carrier acceptable to LUCENT with coverages acceptable to LUCENT, such acceptance shall not be unreasonably withheld. IUSACELL shall deliver to LUCENT a copy of such insurance policy within (*) from the date of execution hereof, such insurance policy shall be attached hereto as ATTACHMENT
            6. LUCENT shall be an additional named insured under such policy throughout the TERM and IUSACELL shall furnish to LUCENT a certificate of insurance evidencing the foregoing together with the copy of such policy and on each renewal thereof. The insurance policy shall cover the full replacement cost, and all expenses related to the replacement of the SUPPLIES from the point of embarkation through ATP.

            Failure to provide the above-referenced insurance policy in accordance with the foregoing shall give LUCENT the right in LUCENT's sole discretion to:

            5.2.1. Suspend performance of all obligations hereunder until such insurance policy or any renewal thereof has been provided to LUCENT in accordance with the foregoing (in this event clause
                   8.5 hereof shall apply);

            5.2.2 Purchase an insurance policy on IUSACELL's behalf and at IUSACELL's expense. Such expense shall be invoiced by LUCENT to IUSACELL as it is incurred, and such invoice(s) shall be payable by IUSACELL to LUCENT within (*) of receipt thereof by IUSACELL.

            5.2.3 Terminate this AGREEMENT without liability to LUCENT (*) written notice to IUSACELL (so long as IUSACELL shall not have completely cured such failure with such (*) period).

================================================================================

  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                                December 10, 1997
================================================================================

6.    TERMS OF PAYMENT

      6.1.  INVOICES

            Invoices for the SUPPLIES specified in ATTACHMENT 2 or in any PURCHASE ORDER shall be sent in no less than three (3) copies, and shall be submitted by LUCENT to the address specified in the PURCHASE ORDER. Invoices shall be paid by IUSACELL in accordance with the payment terms set forth herein.

      6.2.  PAYMENT

            IUSACELL shall pay CASH following LUCENT's delivery of the DOCUMENTATION listed below to IUSACELL. Contemporaneously with LUCENT's acceptance of any PURCHASE ORDER under the terms of this AGREEMENT, IUSACELL shall pay to LUCENT in CASH the downpayment(s) set forth herein for of all SUPPLIES and SERVICES which form a part of any PURCHASE ORDER. IUSACELL's failure to comply with the foregoing shall release LUCENT from any obligations regarding ENGINEERING, manufacturing, shipping, delivery and/or INSTALLATION obligations under such PURCHASE ORDER, the term for completion or delivery of which shall be automatically extended in accordance with clause 8, Delivery Terms, following LUCENT's receipt of such downpayment. The remaining balance shall be paid in accordance with this clause 6.2.

            6.2.1. EQUIPMENT AND LICENSED MATERIALS: (*)

            6.2.2. SERVICES: (*)

            6.2.3. ENGINEERING: (*)

            6.2.4. TRAINING: (*)

      6.3.  ADDITIONAL PURCHASE ORDERS

            Contemporaneously with the acceptance of any ADDITIONAL PURCHASE ORDER under the terms of this AGREEMENT, IUSACELL shall pay to LUCENT in CASH the downpayment(s) set forth in clause 6.2 above for of all SUPPLIES and SERVICES forming a part of any ADDITIONAL PURCHASE ORDER. IUSACELL's failure to comply with the foregoing shall absolve LUCENT of its ENGINEERING, manufacturing, shipping, delivery and/or INSTALLATION obligations under such ADDITIONAL PURCHASE ORDER, which shall be automatically extended in accordance with clause 8, Delivery Terms, following LUCENT's receipt of such downpayment. The remaining balance shall be paid in accordance with clause 6.2 hereof.

      6.4. LUCENT shall inform IUSACELL of the following to enable IUSACELL to effect payments due hereunder to LUCENT via bank wire transfer:

            6.4.1. Name of the beneficiary
            6.4.2. Name and address of the bank
            6.4.3. Account number
            6.4.4. ABA Number

================================================================================

  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                                December 10, 1997
================================================================================

      6.5. Delinquent payments shall be subject to interest charges at the rate of (*) per month or equivalent portion thereof, of the amount due but not to exceed the maximum lawful rate.

      6.6. Payments of all amounts contained in this AGREEMENT shall be made in US dollars and invoices shall be rendered in the same currency. All costs and commissions for payment, as well as the banking and cabling costs will be to the account and expense of IUSACELL. If IUSACELL in good faith disputes any item contained on any invoice, then IUSACELL shall pay all undisputed amounts to LUCENT and notify LUCENT of the disputed items within (*) of receipt of the invoice and pay said disputed amount into an interest bearing escrow account in a bank acceptable to both parties for the benefit of both parties.

            The parties shall make all efforts to reach an agreement on the disputed amounts. Upon resolution of the disputed amount, which the parties will use their reasonable best efforts to achieve within (*) from the date IUSACELL notifies LUCENT of the disputed items, the prevailing party with respect to a particular dispute shall be entitled to the escrowed amount pertaining to such dispute, plus interest on such amount. If IUSACELL is unable to document a claim against the invoiced item within (*) after the date LUCENT delivered the original invoice, such date will be the basis for calculating late payment charges set forth above. In the event the parties are unable to resolve any disputed amount in good faith with such (*) term, the disputed amounts shall be resolved in accordance with the arbitration procedure set forth clause 29, hereof.

      6.7. Notwithstanding anything in this AGREEMENT to the contrary, IUSACELL's use of any part of the SUPPLIES or ADDITIONAL PURCHASES in service (not including SERVICES directly connected with ATP testing contemplated by this AGREEMENT), whether or not revenue is generated, shall be deemed to constitute the issuance of the CERTIFICATE OF ACCEPTANCE for such SUPPLIES.

      6.8. In the event IUSACELL suspends the performance of its obligations hereunder for a period of (*) or more from the original schedule, all invoiced amounts shall become immediately due and payable in CASH.

7.    IMPORTATION

      7.1. IUSACELL shall be the importer of record on all importation/customs DOCUMENTATION concerning the SUPPLIES licensed or purchased under this AGREEMENT.

      7.2. LUCENT shall handle the importation of the SUPPLIES and ADDITIONAL PURCHASES in the name and on behalf of IUSACELL. Within the (*) immediately following IUSACELL's receipt of notice from LUCENT or the customs broker, as the case may be, regarding the amounts to be paid for such importation (including, without limitation, duties, fees, taxes and transportation expenses), IUSACELL shall pay such amounts in full directly to the customs broker. IUSACELL agrees to provide such assistance as LUCENT shall reasonably require so that the customs broker effects the appropriate importation of the SUPPLIES.

      7.3. LUCENT shall deliver the NAFTA Certificate of Origin, if available, other Certificate(s) of Origin required by Mexican law , and other DOCUMENTATION required for the operation of

================================================================================

  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                                December 10, 1997
================================================================================

            the SUPPLIES and ADDITIONAL PURCHASES in Mexico, including NOM certificates granted by SECOFI and SCT Homologation certificates, where applicable.

8.    DELIVERY TERMS

      8.1. Unless otherwise specified in the PURCHASE ORDER, LUCENT shall deliver all EQUIPMENT, SPARE PARTS and LICENSED MATERIALS EXW.

      8.2. LUCENT's PRICES include packing and marking containers in accordance with LUCENT's standard practices for shipment. When, in order to meet IUSACELL's request, LUCENT packs a SUPPLY and/or is required to mark shipping cartons in accordance with IUSACELL's specifications, such shall be done by LUCENT for an additional charge which shall be invoiced to and paid by IUSACELL in accordance with the terms and conditions of this AGREEMENT. LUCENT shall:

            8.2.1. Render the commercial invoice
            8.2.2. Send full set of bill of lading, marked as to whom to notify
            8.2.3. Render a certificate of origin when available
            8.2.4. Enclose Packing List

            8.2.5. Mark containers in accordance with characteristics and requirements of each container, in English, with appropriate illustrative marks universal in international trade

            8.2.6. Mark each container with carton number, contract number, destination, weights and cubes. International shipments will also be marked with the freight forwarder's location and the port of destination.

      8.3. LUCENT shall deliver the SUPPLIES in accordance with each specific PURCHASE ORDER as follows:

            8.3.1. For FURNISH ONLY PURCHASE ORDERS ("FO"): LUCENT will make arrangements for the delivery of SUPPLIES ordered by IUSACELL according to the specifications and intervals included in the PURCHASE ORDERS. Delivery will be made according to the relevant PURCHASE ORDER.

            8.3.2. For EF&I: LUCENT shall deliver the SUPPLIES installed, tested, wired and ready to be placed in service, according to the ACCEPTANCE PROTOCOL set forth in ATTACHMENT 14.

      8.4.  Delays

            8.4.1. Any delays not exclusively attributable to LUCENT's acts or omissions, including without limitation, delays by IUSACELL in fulfilling its obligations hereunder, delays during transport and/or Mexican Customs clearance, shall not be LUCENT's responsibility, and the implementation schedule shall be extended for a reasonable period of time, which shall be no less than the delay as determined by LUCENT in its reasonable discretion.

            8.4.2. IUSACELL shall reimburse LUCENT for all reasonable costs, including, but not limited to storage, transportation, food and lodging incurred by LUCENT as a direct or indirect

================================================================================

  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                         FOR IUSACELL'S CELLULAR NETWORK

                                December 10, 1997
================================================================================

                   result of delays not exclusively attributable to LUCENT's acts or omissions (or those of LUCENT's agents of contractors) or to FORCE MAJEURE.

            8.4.3 IUSACELL agrees to pay LUCENT all reasonable costs, including, but not limited to, storage, transportation, food and lodging for LUCENT's personnel, resulting from such delay, within 10 (ten) calendar days from the day LUCENT presents the invoices therefor to IUSACELL.

      8.5.  Idle Time Delays

      If for any reason due to IUSACELL's failure to fulfill its obligations hereunder, LUCENT is unable to timely proceed with the contracted work, then the completion schedule shall be automatically extended by a reasonable amount of time in no event less than amount of time of the delay, and IUSACELL shall compensate LUCENT for all reasonable direct costs, including, but not limited to storage, transportation, and food and lodging for LUCENT's personnel, resulting from such delay.

9.    ACCEPTANCE

      Acceptance of the SUPPLIES and the ADDITIONAL PURCHASES shall be governed by the provisions contained in ATTACHMENT 14.

10.   SUPPLY SPECIFICATIONS

      TECHNICAL SPECIFICATIONS applicable to the performance of the SUPPLIES are contained in ATTACHMENT 7. Except as otherwise provided herein, prior to shipment, LUCENT may at any time modify the TECHNICAL SPECIFICATIONS relating to its SUPPLIES, provided the modifications, under normal and proper use, do not materially adversely affect the use, function, or performance of the ordered SUPPLIES under normal and proper use. Unless otherwise agreed in writing, such substitution shall not result in any additional charges to IUSACELL. LUCENT shall notify IUSACELL of such modification at least 10 (ten) calendar days prior to shipment.

11.   SOFTWARE FEATURES (*)

12.   OBLIGATIONS OF THE PARTIES

      The scope of the parties' obligations, in addition to those agreed upon herein, is detailed in ATTACHMENT 8.


================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                         FOR IUSACELL'S CELLULAR NETWORK

                                December 10, 1997
================================================================================

13.   DOCUMENTATION

      13.1. LUCENT shall furnish to IUSACELL DOCUMENTATION for PRODUCTS and SOFTWARE provided under this AGREEMENT sufficient to operate and maintain such PRODUCTS and SOFTWARE in accordance with LUCENT's standard practices and as customarily provided to its customers. LUCENT's standard practices for the furnishing of DOCUMENTATION in effect at the time of execution of this AGREEMENT, together with such additional terms and conditions as agreed upon by the parties, are set forth in this clause. LUCENT may, from time to time, make changes to these practices.

      13.2. IUSACELL acknowledges that DOCUMENTATION may be in a mechanical format or other format in which third party suppliers to LUCENT have underlying rights and, accordingly, agrees that any license terms or restrictive legends furnished to IUSACELL with any DOCUMENTATION shall control over any contrary or less restrictive provisions of this AGREEMENT, including, but not limited to, any such provisions as exist in clause 19., USE OF INFORMATION.

      13.3. LUCENT will provide IUSACELL the DOCUMENTATION in support of its cellular analog and CDMA SUPPLIES. This DOCUMENTATION is in the form of a CD-ROM. The CD-ROM contains the complete set of Wireless DOCUMENTATION. One set of DOCUMENTATION, contained on a CD-ROM, will be provided for each purchased MSC, each Regional Headquarters and for IUSACELL's Central Headquarters. Updates, when issued by LUCENT, to these documents (also on CD-ROM) will be provided to IUSACELL free of charge during the WARRANTY PERIOD. Additional DOCUMENTATION may be purchased by IUSACELL from LUCENT's INFORMATION Center, at LUCENT's effective PRICES on the date of the purchase by IUSACELL.

      13.4. All DOCUMENTATION (whether or not in CD ROM) furnished by LUCENT, and all copies thereof made by IUSACELL, including translations, compilations, and partial copies are, and shall remain, the property of LUCENT or the third party supplier. Except for any part of such DOCUMENTATION which is or becomes generally known to the public through acts not attributable to IUSACELL, IUSACELL shall hold such DOCUMENTATION in confidence, and shall not, without LUCENT's prior written consent, disclose, provide, or otherwise make available, in whole or in part, any DOCUMENTATION to anyone, except to its employees having a need-to-know in connection with the licensed use thereof. IUSACELL shall not make any copies of any DOCUMENTATION except as necessary to exercise the rights granted hereunder. IUSACELL shall reproduce and include any LUCENT copyright and proprietary notice on all such necessary copies of DOCUMENTATION. IUSACELL shall also mark all media containing such copies with a warning that DOCUMENTATION is subject to restrictions contained in an agreement between LUCENT and IUSACELL and that they are the property of LUCENT. IUSACELL shall maintain records of the number and location of all copies of DOCUMENTATION. If IUSACELL's license is canceled or terminated, or when the DOCUMENTATION is no longer needed by IUSACELL, IUSACELL shall return all copies of such DOCUMENTATION to LUCENT or follow written disposition instructions provided by LUCENT.

14.   TRAINING

      14.1. A complete schedule of recommended and optional training programs for REGION 9 only is set out in ATTACHMENT 10, Training. PRICES in ATTACHMENT 10 are valid for the

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                         FOR IUSACELL'S CELLULAR NETWORK

                                December 10, 1997
================================================================================

            period identified therein. Training scheduled for delivery beyond the date specified in ATTACHMENT 10, or for REGIONS other than REGION 9, shall be subject to LUCENT's published PRICES or PRICES as mutually agreed to by IUSACELL and LUCENT. All PRICES reflect tuition costs only and do not include costs of travel, lodging and meals for IUSACELL's personnel, which shall be the responsibility of IUSACELL.

      14.2. Training PRICES included in ATTACHMENT 10, are based on the following: (*)

15.   WARRANTIES

      Warranties set forth hereunder are non-transferable and shall only be exercised by IUSACELL or a subsidiary thereof in possession of a concession to render telecommunications services in REGIONS 5, 6, 7, or 9 in Mexico.

      15.1. EQUIPMENT WARRANTY (*)

      15.2. SOFTWARE WARRANTY (*)

      15.2.1. Year 2000 Compliance Specification/Additional Warranty (*)

      15.3. SERVICE Warranty (*)

      15.4. Third Party SUPPLIES Warranty

            SUPPLIES which are manufactured by a third party and provided to IUSACELL by LUCENT will be warranted only to the extent warranted by the third party manufacturer. LUCENT will assign to IUSACELL whatever rights LUCENT may have in relation to the THIRD PARTY PRODUCTS, but LUCENT's rights and obligations that are assigned to IUSACELL shall be no greater than what LUCENT receives from the third party manufacturer.

16. SUPPORT

      16.1. During the implementation phase and prior to ATP, there is no charge for on SITE support. Once ATP has been completed, IUSACELL is responsible for providing maintenance, and the SUPPLIES are covered under the warranty provisions herein. LUCENT's warranty obligations provide for remote technical support. Except as provided in the third paragraph of clause 15.1, LUCENT's warranty obligations do not include on SITE support. Should IUSACELL request LUCENT to provide on SITE support, such support is billable at pricing level I, as provided herein.

      16.2. Technical Support Service During Warranty

            16.2.1. LUCENT shall assist IUSACELL in answering technical questions and diagnosing operating problems not covered under the warranties set forth in clause 15., hereof, with SUPPLIES only as provided for herein, as follows:

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                         FOR IUSACELL'S CELLULAR NETWORK

                                December 10, 1997
================================================================================

                  16.2.1.1. LUCENT's Local Field Support ("LFS") team in Mexico, shall provide a first level of support from 8:30 a.m. through 17:00 p.m. on Mexican business days for real time consultation. LUCENT shall also maintain a Help Desk operator with access to on call technicians 24 (twenty-four) hours per day, 7 (seven) days per week. LUCENT may, at its option with IUSACELL's consent, enhance its support to include SITE visits to IUSACELL's facilities and to provide on SITE diagnostics and consultation at the hourly rate set forth below.

                  16.2.1.2. Problems which cannot be resolved by the LFS team will be escalated to LUCENT's Tier II Customer Technical Support Organization.

                  16.2.1.3. These services will be provided to IUSACELL as set forth in this Warranty clause or pursuant to a separate PURCHASE ORDER, as agreed by both parties.

                  16.2.1.4. On SITE technical support will be billed at (*), per person per hour for calls within a 30 Kilometer radius of the Torre Latinoamericana building, located at the corner of Avenida Madero and Eje Central, Colonia Centro, Mexico D.F. Calls outside this radius will be billed at (*), per person per hour plus reasonable expenses, including but not limited to travel and lodging expenses.

      16.3. Technical Support Service Post-Warranty

            16.3.1. LUCENT shall provide IUSACELL Post Warranty Technical
                    Support Service in answering technical questions and diagnosing operating problems with LUCENT's Products and SOFTWARE. The support as described herein will be provided for a period of 1 (one) year as from expiration of the WARRANTY PERIOD for the PRICE quoted below. (*)

            Upon written request from IUSACELL, LUCENT shall provide rates applicable to subsequent years.

            16.3.2. LUCENT's Local Field Support ("LFS") team in Mexico, shall provide a first level of support from 8:30 a.m. through 17:00 p.m. on Mexican business days for real time consultation. LUCENT shall also maintain a Help Desk operator with access to on call technicians 24 (twenty-four) hours per day, 7 (seven) days per week. LUCENT may, at its option with IUSACELL's consent, enhance its support to include SITE visits to IUSACELL's facilities and to provide on SITE diagnostics and consultation at the hourly rate set forth below.

            16.3.3. Problems which cannot be resolved by the LFS team will be escalated to LUCENT's Tier II Customer Technical Support Organization.

            16.3.4. These services will be provided to IUSACELL pursuant to a separate PURCHASE ORDER.

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                         FOR IUSACELL'S CELLULAR NETWORK

                                December 10, 1997
================================================================================

            16.3.5. On SITE technical support will be billed at (*), per person per hour for calls within a 30 (thirty) Kilometer radius of the Torre Latinoamericana building, located at the corner of Avenida Madero and Eje Central, Colonia Centro Mexico D.F. Calls outside this radius will be billed at (*), per person per hour plus reasonable expenses, including but not limited to travel and lodging expenses.

            16.3.6. During any WARRANTY PERIOD and for any period during which
                    LUCENT shall provide IUSACELL Technical Support, LUCENT shall notify IUSACELL of any defects in SUPPLIES which may materially adversely affect the performance of such SUPPLIES and, assuming LUCENT is responsible to correct such defect under the terms hereof, how and in what time period LUCENT intends to correct such defect.

      THE WARRANTIES SET FORTH IN THIS CLAUSE 16 ARE EXCLUSIVE AND ARE IN LIEU OF ALL OTHER EXPRESS AND IMPLIED WARRANTIES, INCLUDING, WITHOUT LIMITATION, WARRANTIES OF MERCHANTABILITY AND/OR FITNESS FOR A PARTICULAR PURPOSE. IUSACELL'S SOLE AND EXCLUSIVE REMEDY SHALL BE LUCENT'S OBLIGATION TO CORRECT OR REFUND AS SET FORTH ABOVE.

17.   LIMITATION OF LIABILITY

      17.1. IUSACELL's exclusive remedies and the entire liability of LUCENT and its AFFILIATES and their employees and agents for any claim, loss, damage, or expense of IUSACELL or any other person or entity arising out of or in any way related to this AGREEMENT shall be as follows:

            17.1.1. For infringement, the remedy set forth in the "Patents,
                    Trademarks, and Copyrights" clause;

            17.1.2. For the performance of SUPPLIES or claims that they do not conform to a warranty, the remedy set forth in the applicable "Warranty" provision;

            17.1.3. For tangible property damage and personal injury caused by
                    LUCENT's negligence or willful misconduct, the amount of direct damages;

            17.1.4. For damage or failure of performance by LUCENT (other than as set forth in clauses 17.1.1. to 17.1.3. above), if any, for which a remedy is expressly set forth in this AGREEMENT, the remedy expressly so set forth; and

            17.1.5. For everything other than as set forth above, the amount of direct damages not to exceed the purchase PRICE paid by IUSACELL for the SUPPLY directly giving rise to the claim plus awarded counsel fees and costs.

      17.2. Notwithstanding any other provision of this AGREEMENT (other than clause 17.1., immediately preceding), LUCENT and its AFFILIATES and their employees and agents shall not be liable for any incidental, indirect, special, reliance, or consequential damage or lost profits, revenues or savings arising out of or in any way related to this AGREEMENT. This clause 17.2. shall survive failure of an exclusive or limited remedy.

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                         FOR IUSACELL'S CELLULAR NETWORK

                                December 10, 1997
================================================================================

      17.3. Notwithstanding any other provision of this AGREEMENT, IUSACELL and its AFFILIATES and their employees and agents shall not be liable for any incidental, indirect, special, reliance, or consequential damage or lost profits, revenues or savings arising out of this AGREEMENT. This clause 17.3. shall survive failure of an exclusive or limited remedy.

      17.4. The parties shall give one another prompt notice of any claim. Any action or proceeding against any party hereto must be brought within 24 (twenty-four) months after the cause of action accrues.

18.   LICENSE FOR USE OF SOFTWARE

      18.1. License

      Upon delivery of SOFTWARE pursuant to this AGREEMENT, LUCENT grants to IUSACELL a personal, nontransferable (except as otherwise provided herein), and nonexclusive LICENSE FOR USE OF SOFTWARE on a DESIGNATED PROCESSOR for its own business operations in Mexico. No license is granted to IUSACELL to sublicense such SOFTWARE furnished by LUCENT. IUSACELL shall not reverse engineer, decompile or disassemble SOFTWARE furnished as object code to generate corresponding SOURCE CODE. Unless otherwise agreed in writing by LUCENT, IUSACELL shall not modify SOFTWARE furnished by LUCENT under this AGREEMENT except as provided in LUCENT's DOCUMENTATION. If the DESIGNATED PROCESSOR becomes temporarily inoperative, IUSACELL shall have the right to use the SOFTWARE temporarily on a backup processor until operable status is restored and processing on the DESIGNATED PROCESSOR is completed. The DESIGNATED PROCESSOR may be changed upon written agreement by both parties' legal representatives.

      Upon 30 (thirty) calendar days' advance written notice, IUSACELL may relocate SOFTWARE or optional feature packages for which IUSACELL has the right to use from one IUSACELL-owned processor to another IUSACELL-owned processor. IUSACELL shall not be required to pay additional right-to-use fees as a result of such relocation, except where size sensitive units are a factor or where use of the SOFTWARE is for a different purpose than originally specified. LUCENT may charge IUSACELL for SERVICES requested by IUSACELL in support of such relocation. IUSACELL shall remove all copies of the SOFTWARE from any processor from which the SOFTWARE has been relocated.

      18.2. Cancellation of a License

      Notwithstanding any other clause in this AGREEMENT to the contrary, if IUSACELL fails to comply with any of the material terms and conditions of this AGREEMENT with respect to the use of SOFTWARE, and such failure continues beyond ten (10) calendar days after receipt of written notice thereof by IUSACELL, LUCENT, upon written notice to IUSACELL, may cancel any affected LICENSE FOR USE OF SOFTWARE.

      18.3. Optional SOFTWARE Features

      SOFTWARE provided to IUSACELL under this AGREEMENT may contain optional features which are separately licensed and priced. IUSACELL agrees that such optional features will not be activated without written authorization from LUCENT and IUSACELL's payment of appropriate license fees. If, in spite of IUSACELL's best efforts to comply with this restriction, such features are activated, IUSACELL agrees to so notify LUCENT promptly and to pay LUCENT the

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                         FOR IUSACELL'S CELLULAR NETWORK

                                December 10, 1997
================================================================================

      license fees for the activated features plus interest at the rate of (*) per month, accrued as of the date such features were activated.

      18.4. Title, Restrictions and Confidentiality

      All SOFTWARE (whether or not part of FIRMWARE) furnished by LUCENT, and all copies thereof made by IUSACELL, including translations, compilations, and partial copies are, and shall remain, the property of LUCENT or the third party supplier thereof, as the case may be. Except for any part of such SOFTWARE which is or becomes generally known to the public through acts not attributable to IUSACELL, IUSACELL shall hold such SOFTWARE in confidence, and shall not, without LUCENT's prior written consent, disclose, provide, or otherwise make available, in whole or in part, any SOFTWARE to anyone, except to its employees having a need-to-know in connection with licensed Use. IUSACELL shall not make any copies of any SOFTWARE except as necessary to exercise the rights granted hereunder.

      IUSACELL shall reproduce and include any LUCENT or third party supplier copyright and proprietary notice on all such necessary copies of SOFTWARE. IUSACELL shall also mark all media containing such copies with a warning that SOFTWARE are subject to restrictions contained in an agreement between LUCENT and IUSACELL and that they are the property of LUCENT or the corresponding third party supplier. IUSACELL shall maintain records of the number and location of all copies of SOFTWARE. If IUSACELL's license is canceled or terminated, or when the SOFTWARE is no longer needed by IUSACELL, IUSACELL shall return all copies of such SOFTWARE to LUCENT or follow written disposition instructions provided by LUCENT.

18.5. Compatibility of SUPPLIES

      Except as specifically set forth in this clause, LUCENT makes no representations or warranties whatsoever that SUPPLIES will be compatible with any equipment or software currently or hereafter owned or used by IUSACELL or any other entity (all such equipment or software hereinafter are referred to as "OTHER EQUIPMENT"). IUSACELL shall be responsible for any and all modifications or additions which may be required to OTHER EQUIPMENT so that such OTHER EQUIPMENT will operate with SUPPLIES furnished and installed by LUCENT. LUCENT shall not be responsible for any defects, deficient performance, trouble isolation or other issues which result from processor deficiencies, inadequate memory or storage capacity, incompatibility with other software or hardware or failure to meet specifications.

      No warranty is made with respect to the functioning of EQUIPMENT and SPARE PARTS neither integrated nor assembled by LUCENT with OTHER EQUIPMENT , unless specifications for such integration or assembly were approved in writing by LUCENT, and SUPPLIES were installed by LUCENT or its subcontractors.

      If IUSACELL requests LUCENT to make any modifications or additions so that such OTHER EQUIPMENT operates with SUPPLIES furnished and installed by LUCENT, LUCENT, at its discretion, may elect to do so, and in such case, the modifications and additions will be made as requested by IUSACELL and shall be billed to and paid for by IUSACELL at PRICES determined by LUCENT as a separate item in addition to any other amounts due and payable by IUSACELL hereunder. LUCENT shall have no liability to IUSACELL for any such modifications or additions to OTHER EQUIPMENT except to the extent LUCENT fails to follow IUSACELL's instructions.


================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                         FOR IUSACELL'S CELLULAR NETWORK

                                December 10, 1997
================================================================================

      18.6. Custom Material Development

      From time to time, IUSACELL may request custom SOFTWARE (including, but not limited to, development of identified features or modifications to SOFTWARE or SOFTWARE Enhancements) or custom development of EQUIPMENT (including, but not limited to, development of identified features or modifications to EQUIPMENT or EQUIPMENT Enhancements) to be provided by LUCENT under this AGREEMENT (the "CUSTOM MATERIAL"). If IUSACELL requests CUSTOM MATERIAL that is a specific enhancement or modification of a previously licensed feature or of previously purchased EQUIPMENT, IUSACELL will identify to LUCENT in writing a summary of any such proposed development of CUSTOM MATERIAL. Such summary will provide a description of any proposed CUSTOM MATERIAL sufficient to enable LUCENT to determine the general demand for, and its plans, if any, to develop the same or similar materials. LUCENT will respond to such summary and indicate, in its sole discretion, if it wishes IUSACELL to submit a subsequent Request for Proposal (RFP) from IUSACELL for the development of such CUSTOM MATERIAL. IUSACELL acknowledges that LUCENT will have no obligation to develop any CUSTOM MATERIAL for IUSACELL.

      Within (*) following LUCENT's receipt of an RFP for CUSTOM MATERIAL from IUSACELL, LUCENT will respond stating the terms and conditions upon which LUCENT would be willing to undertake such development, including, but limited to, a listing of specifications, custom development charges, planned license fees and a proposed delivery schedule. IUSACELL may then place a PURCHASE ORDER therefor, as set forth in clause 3 above.

      Unless otherwise agreed in writing by the parties, LUCENT will own all forms of intellectual property rights (including, but limited to, patent, trade secret, copyright, trademarks and mask rights) pertaining to CUSTOM MATERIAL, and will have the right to file for or otherwise secure and protect such rights.

19.   USE OF INFORMATION

      19.1. All technical and business information, including, without limitation, (i.) MSC and cell site features, configurations, size, and growth plans, (ii.) frequency and network plans, (iii.) network performance statistics, (iv.) tower and antenna configurations, (v.) business plans, and (vi.) customer information, in whatever form disclosed by any party hereto to the other (all hereinafter designated "INFORMATION"), shall remain the property of the furnishing party or its AFFILIATES. All SOFTWARE, DOCUMENTATION, and TECHNICAL SPECIFICATIONS shall be deemed to be INFORMATION regardless of how labeled. The furnishing party grants the receiving party and its AFFILIATES the right to use such INFORMATION only as follows: Such INFORMATION:

                  (a) shall not be reproduced or copied, in whole or part, except for use as authorized in this AGREEMENT; and

                  (b) shall, together with any full or partial copies thereof, be returned or destroyed when no longer needed.

      IUSACELL shall use such INFORMATION only:

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                         FOR IUSACELL'S CELLULAR NETWORK

                                December 10, 1997
================================================================================

                  (a)   to order SUPPLIES or SERVICES,

                  (b) to evaluate LUCENT's SUPPLIES, or other items, or SERVICES, or

                  (c) to install, operate, and maintain the particular SUPPLIES, or other items for which it was furnished.

      Unless the furnishing party consents in writing, such INFORMATION, except for that part, if any, which is known to the receiving party to be free of any confidential obligation, or which becomes generally known to the public through acts not attributable to the receiving party, shall be held in confidence by the receiving party. The receiving party may disclose such INFORMATION to other persons, upon the furnishing party's prior written authorization, but solely to enable such third party to perform acts which this clause expressly authorizes the receiving party to perform itself and further provided such other person agrees in writing (a copy of which writing will be provided to the furnishing party at its request) to the same conditions respecting use of INFORMATION contained in this clause and to any other reasonable conditions requested by the furnishing party. Each party shall be liable for any breach hereof by its employees and AFFILIATES.

      19.2. Both parties further agree:

            19.2.1. To obtain, from any third party in need to know of, and receive, any part of the INFORMATION, a commitment of confidentiality and restrictive use in the form attached hereto as ATTACHMENT 11, (Non-Disclosure Agreement); and

            19.2.2. To enforce by all means such commitments, and to assist actively the furnishing (disclosing) party in the protection of the INFORMATION against any wrongful act or negligence by third parties.

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                         FOR IUSACELL'S CELLULAR NETWORK

                                December 10, 1997
================================================================================

20.   PATENTS, TRADEMARKS AND COPYRIGHTS

      In the event of any claim, action, proceeding or suit by a third party against IUSACELL alleging an infringement of any United States of America or Mexican patent, United States of America or Mexican copyright, or United States of America or Mexican trademark, or a violation in the United States of America or Mexico of any trade secret or proprietary rights by reason of the use, in accordance with LUCENT's or other applicable specifications, of any SUPPLIES or other item furnished by LUCENT to IUSACELL under this AGREEMENT, LUCENT, at its expense, will defend IUSACELL, subject to the conditions and exceptions stated below. LUCENT will reimburse IUSACELL for any cost, expenses or attorney's fees plus disbursements incurred at LUCENT's written request or authorization, and will indemnify IUSACELL against any liability assessed against IUSACELL by final judgment or settlement on account of such infringement or violation arising out of such use.

      If IUSACELL's use shall be enjoined or in LUCENT's opinion is likely to be enjoined, LUCENT will, at its expense and at its option, either (a) replace the affected SUPPLIES with a suitable substitute free of any infringement or violation, (b) modify it so that it will be free of the infringement or violation, or (C) procure for IUSACELL a license or other right to use it. If none of the foregoing options is practical, LUCENT will remove the enjoined SUPPLIES or other item and refund to IUSACELL any amounts paid to LUCENT less a reasonable charge for any actual period of use by IUSACELL.

      IUSACELL shall, within 5 (five) business days of the date IUSACELL acquires actual or constructive knowledge thereof, give LUCENT prompt written notice of all such claims, actions, proceedings or suits alleging infringement or violation and LUCENT shall assume the sole defense thereof, including appeals, and shall have the full and complete authority to settle same. IUSACELL shall, upon LUCENT's request and at LUCENT's expense, furnish all information and assistance available to IUSACELL and cooperate in every reasonable way to facilitate the defense and/or settlement of any such claim, action, proceeding or suit.

      No undertaking of LUCENT under this clause shall extend to any such alleged infringement or violation to the extent that it:

            1. Arises from adherence to design modifications, specifications, drawings, or written instructions which LUCENT is directed by IUSACELL to follow, but only if such alleged infringement or violation does not reside in corresponding commercial SUPPLIES of LUCENT's design or selection; or

            2. Arises from LUCENT's adherence to instructions to apply IUSACELL's trademark, trade name, or other company identification; or

            3. Resides in SUPPLIES which are not of LUCENT's origin and which are furnished by IUSACELL to LUCENT for use under this AGREEMENT; or

            4. Relates to use of SUPPLIES provided by LUCENT in combination with other SUPPLIES, furnished either by LUCENT or others, which combination was not installed, recommended, contemplated in LUCENT's instructions for the SUPPLY or otherwise directed or approved in writing by authorized LUCENT personnel.

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                         FOR IUSACELL'S CELLULAR NETWORK

                                December 10, 1997
================================================================================

      In the foregoing cases numbered 1. through 4., IUSACELL will defend and save LUCENT harmless, subject to the same terms and conditions and exceptions stated above with respect to LUCENT's rights and obligations under this clause.

      The liability of LUCENT and IUSACELL with respect to any and all claims, actions, proceedings, or suits by third parties alleging infringement of patents, trademarks, or copyrights or violation of trade secrets or proprietary rights because of, or in connection with, any items furnished pursuant to this AGREEMENT shall be limited to the specific undertakings contained in this clause.

21.   MARKETING FUND

      WSI shall provide IUSACELL with a marketing fund, in an aggregate amount and in such installments as shall be determined by WSI and IUSACELL.

22.   EXPORT CONTROL

      The parties acknowledge that the SUPPLIES and INFORMATION (including, but not limited to, SERVICES and training) provided under this AGREEMENT are subject to US export laws and regulations, and any use or transfer of such SUPPLIES and INFORMATION must be authorized under those regulations. IUSACELL agrees not to use, distribute, transfer, or transmit the SUPPLIES or INFORMATION (even if incorporated into other SUPPLIES) in violation of US export regulations. If requested by LUCENT, IUSACELL also agrees to sign written assurances and other export-related documents as may be required for LUCENT to comply with US export regulations.

23.   ASSIGNMENT

      Except as provided in this clause 23, neither party shall assign this AGREEMENT or any right or interest under this AGREEMENT, nor delegate any work or obligation to be performed under this AGREEMENT (an "assignment"), without the other party's prior written consent. LUCENT, in its sole discretion, may assign this AGREEMENT in whole or in part, to any AFFILIATE upon written notice to IUSACELL. Subject to LUCENT's prior written approval, which shall not be unreasonably withheld, IUSACELL shall be entitled to assign all or part of its rights hereunder to any or all of its OPERATING AFFILIATES, provided such OPERATING AFFILIATES previously agree in writing to be bound under the terms and conditions set forth in this AGREEMENT. Such assignment shall be made only to those of IUSACELL's OPERATING AFFILIATES which were previously authorized to provide wireless telecommunications services by the SCT or the COFETEL.

      Nothing shall preclude a party from employing a subcontractor in carrying out its obligations under this AGREEMENT, but a party's use of such subcontractor shall not release the party from its obligations under this AGREEMENT. Each party shall be responsible for the work and activities of each of its subcontractors, including compliance with the terms of this AGREEMENT. Additionally, each party shall be responsible for all payments to its subcontractors.

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                         FOR IUSACELL'S CELLULAR NETWORK

                                December 10, 1997
================================================================================

24.   FORCE MAJEURE

      Neither party shall be liable to the other party for any loss, damage, delay or failure of performance resulting directly or indirectly from any cause which is beyond its reasonable control, including, but not limited to the elements; extraordinary traffic conditions; riots; civil disturbances; wars; states of belligerency or acts of the public enemy; labor disputes; strikes; work stoppages; inability to secure raw materials, supplies or transportation facilities; or the laws, regulations, acts or failures to act of any governmental authority, including but not limited to denial of a US Export License, hereinafter referred to as "FORCE MAJEURE". A party shall promptly notify the other party of the occurrence of a FORCE MAJEURE event and the notifying party shall be excused from any further performance of these obligations affected by the FORCE MAJEURE Event for as long as such FORCE MAJEURE Event continues and such party uses and continues to use its best efforts to recommence performance. Failure of either party to perform for 3 (three) months due to FORCE MAJEURE will represent grounds by either party for its termination of the portion of this AGREEMENT affected by the FORCE MAJEURE event. The occurrence of any of the foregoing FORCE MAJEURE events will not constitute an excuse for IUSACELL not to pay LUCENT any amounts due and payable hereunder.

25.   CANCELLATION FOR BREACH

      Except as otherwise expressly set forth in this AGREEMENT, in the event of a breach or default of this AGREEMENT, the non-breaching party shall have the right to terminate this AGREEMENT on 30 (thirty) calendar days written notice, unless the breaching party cures its breach to the satisfaction of the non-breaching party during said 30 (thirty) calendar days. If the parties are unable to resolve a dispute regarding the existence or cure of an alleged breach within such 30 (thirty) day period, such dispute shall be resolved in accordance with the arbitration procedure set forth in clause 29, hereof. Notwithstanding anything to the contrary contained herein, LUCENT shall have the right to terminate this AGREEMENT for breach if IUSACELL fails to pay to LUCENT or into the escrow account established in clause 6.6, hereof in the case of disputed amounts, any amount due to LUCENT hereunder within 5 (five) days of the date such payment was due.

      Either party may terminate this AGREEMENT on 24 (twenty-four) hour written notice if the other party files a petition of bankruptcy, or is adjudicated bankrupt, or makes a general assignment for the benefit of creditors; or either party becomes insolvent or is otherwise unable to meet its business obligations for a period of forty-five (45) calendar days.

      Termination under this clause shall not affect IUSACELL's obligation to pay for goods or SERVICES already shipped or performed under this AGREEMENT, nor shall it affect those obligations defined under clause 31, Survival of Obligations.

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                         FOR IUSACELL'S CELLULAR NETWORK

                                December 10, 1997
================================================================================

26.   HEADINGS AND DEFINITIONS

      All headings in this AGREEMENT are inserted for convenience only and are not intended to affect the meaning or interpretation of this AGREEMENT.

27.   PRIORITY OF ARTICLES

      In case of a difference between the terms and conditions contained in this AGREEMENT, and those contained in the ATTACHMENTS thereto, the former shall prevail.

28.   GOVERNING LAW

      The validity, interpretation and performance of this AGREEMENT shall be governed by the laws of the State of New York, USA, except its choice-of-law rules, and except the United Nations Convention on the International Sale of Goods.

29.   DISPUTE RESOLUTION

      29.1. Senior Management of either party may, upon notice and within 5
            (five) business days of receipt of a notice from the other party elect to utilize a non-binding resolution procedure whereby each presents its case before a panel consisting of two senior executives of each of the parties and, if such executives can agree upon such an individual, a mutually acceptable neutral advisor. If a party elects to use the procedure set forth in this clause, the other party shall participate. The hearing shall occur no more than 10
            (ten) business days after a party serves notice to use the procedure set forth in this clause. If the matter cannot be resolved by such senior executives, the neutral advisor, if one has been agreed upon, may be asked to assist such senior executives in evaluating the strengths and weaknesses of each party's position on the merits of their dispute. The parties shall each bear their respective costs incurred in connection with the procedure set forth in this clause, except that they shall share equally the fees and expenses of the neutral advisor, if any, and the cost of the facility for the hearing.

      29.2. If a dispute is not resolved as set forth above, then either party may, upon notice to the other party, submit the dispute to binding arbitration in accordance with the following:

            29.2.1. The arbitration shall be held in Miami, Florida, USA, before a panel of three arbitrators. All arbitration proceedings will be conducted in English, which shall be the official language of the arbitration. Either party may, upon notice to the other party, demand arbitration by serving on the other party a statement of the dispute, the facts relating or giving rise to such dispute and the name of the arbitrator selected by it. Issues of arbitration shall be decided by the arbitrators.

            29.2.2. Within 10 (ten) business days after receipt of such notice, the other party shall name its arbitrator, and the two arbitrators named by the parties shall, within 10 (ten) business days after the date of such notice, select the third arbitrator.

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                         FOR IUSACELL'S CELLULAR NETWORK

                                December 10, 1997
================================================================================

            29.2.3. The arbitration shall be administered by the American
                    Arbitration Association and be governed by the Commercial Arbitration Rules of the American Arbitration Association, as may be amended from time to time, except as expressly provided in this clause. The arbitrators may not amend or disregard any provision of this clause.

            29.2.4. Discovery shall only be allowed as ordered by the
                    arbitrators. The arbitrators shall allow such discovery as is appropriate to the purposes of arbitration in accomplishing a fair, speedy and cost-effective resolution of disputes. The arbitrators shall reference the rules of evidence of the Federal Rules of Civil Procedure then in effect in setting the scope and direction of such discovery, but shall afford substantial weight to the burden of discovery in making such determinations. All documents used in the arbitration proceeding will be in English.

            29.2.5. The decision and award rendered by the arbitrators shall be binding on the parties and may be enforced by any court of competent jurisdiction. The arbitrators shall have no authority to award punitive or exemplary damages or to award damages in excess or in contravention of the AGREEMENT.

            29.2.6. The costs of the arbitration proceedings conducted pursuant to this clause shall be paid by the party designated by the arbitrators.

30.   MODIFICATIONS TO THE AGREEMENT

      This AGREEMENT and/or the ATTACHMENTS thereto may be modified only by a written agreement signed by authorized representatives of the parties.

31.   SURVIVAL OF OBLIGATIONS

      The parties' rights and obligations which, by their nature, would continue beyond the termination, cancellation, or expiration of this AGREEMENT, including but not limited to, the obligations in the clauses entitled Limitations of Liability, Patents, Trademarks and Copyrights, Publication of AGREEMENT, and Export Control, shall survive such termination, cancellation, or expiration.

32.   NOTICES

      32.1. Any notice required or permitted to be made under this AGREEMENT shall be in writing and shall be deemed to have been duly given when it has been delivered by hand or sent by prepaid registered airmail, facsimile, or electronic mail to the party to which it is required or permitted to be given or made at such party's address specified herein or as later designated in writing by such party.

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                         FOR IUSACELL'S CELLULAR NETWORK

                                December 10, 1997
================================================================================

      32.2. In the event of a change of address, facsimile or electronic mail address, notice of such change shall be given promptly to the other party, in accordance with this clause 32.

      32.3. Notice shall be sent to the following addresses:

      IUSACELL:

            Vice President of Technical Operations
            cc: Director of Purchasing
            cc: Legal Director
            Avenida Prolongacion Paseo de la Reforma no. 1236
            Col. Santa Fe
            Delegacion Cuajimalpa
            C.P. 05109, Mexico D.F.
            Mexico
            Electronic Mail: wtessman@iusa.net.mx
            cc               rperlmut@iusa.net.mx
            tels. 5 104-4100
                  Fax: (5) 104 4172

      LTM:

            Director of Sales for New Markets,
            cc: Market Contract Management, and
            cc: Law Department
            Bosque de Cidros no. 18, 6th Floor
            Col. Bosques de las Lomas
            Mexico 11700, D.F.
            Electronic Mail: jsedeno@cala.lucent.com
            Tel. (5) 258-7511  xt 7513
            Fax: (5) 259-6122

      WSI:

            Vice President C&LA  Business Management
            2333 Ponce de Leon Blvd
            Coral Gables, Florida
            USA 33134
            Electronic Mail: tmassengill@lucent.com
            Tel. 305 569 4042
            Fax 305 569 4044

33.   ENTIRE AGREEMENT

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                               December 10, 1997
================================================================================

      This AGREEMENT and the ATTACHMENTS hereto, shall supersede and nullify any other previous agreements or covenants, whether oral or written between the parties concerning the subject matter hereof and constitutes the entire agreement of the parties with respect thereto.

      None of the clauses or ATTACHMENTS hereto shall be construed as an indication or guideline against any applicable laws. In case of conflict between the contents of this AGREEMENT and any applicable laws, rules, regulations or orders, the text of the applicable laws, rules, regulations or orders shall prevail, and the parties hereunder shall re-negotiate the clauses or ATTACHMENTS in dispute to modify its contents to avoid violation of the same.

34.   INDEPENDENT CONTRACTOR

      All work performed by one party under this AGREEMENT shall be performed as an independent contractor and not as an agent of the other and neither party shall be, nor represent itself to be, the employee, agent, representative, partner or joint venturer of the other. Neither party shall have the right or authority to assume or create an obligation on behalf of or in the name of the other or to otherwise act on behalf of the other. The performing party shall be responsible for the labor relationship with its employees and for its employees' compliance with all applicable laws, rules, and regulations while performing work under this AGREEMENT.

35.   TAXES

      IUSACELL shall bear all taxes, duties, levies and other similar charges (and any related interest and penalties), however designated, imposed as a result of the existence or operation of this AGREEMENT, including but not limited to any tax which IUSACELL is required to withhold or deduct from payments to LUCENT, except :

            (a) Any tax imposed upon LUCENT in a jurisdiction outside the United States if such tax is allowable as a credit against the United States income taxes of LUCENT; and

            (b) Any net income tax imposed upon LUCENT by the United States or the United Mexican States or any governmental entity within the United States or the United Mexican States.

      In order for the exception contained in (a) to apply, IUSACELL must furnish LUCENT with such evidence as may be required by United States taxing authorities to establish that such tax has been paid so that LUCENT may claim the credit.

      If IUSACELL is required to bear a tax pursuant to the paragraph above, IUSACELL shall pay such taxes and other charges and any additional amounts as are necessary to ensure that the net amounts received by LUCENT after all such payments or withholding equal the amounts to which LUCENT is otherwise entitled under this AGREEMENT as if such taxes or other charges did not exist.

36.   RIGHT OF ACCESS

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                               December 10, 1997
================================================================================

      IUSACELL shall provide LUCENT or its representatives reasonable access to its facilities to enable LUCENT to timely perform of its obligations under this AGREEMENT. No charge shall be made for such access. Reasonable prior notification will be given when access is required.

      LUCENT's personnel will exercise reasonable care not to materially damage IUSACELL's property or working EQUIPMENT.

      IUSACELL shall not require releases or waivers of any personal rights from LUCENT or its representatives in connection with the visits to its premises and agrees that no such releases or waivers shall be pleaded by it in any action or proceeding.

      In the event the INSTALLATION SITE is not IUSACELL's property, IUSACELL will, at its expense, secure and provide all PERMITS needed by LUCENT to comply with applicable laws, rules, regulations and orders as well as the terms and conditions set forth herein.

37.   SEVERABILITY

      If any part, term, condition, or provision in this AGREEMENT shall be held to be invalid or unenforceable, the remaining portions of the AGREEMENT shall remain in effect. In the event such invalid or unenforceable provision is an essential and material element of this AGREEMENT, the parties shall promptly negotiate a replacement provision, and failing Agreement on such provisions, either party may terminate the AGREEMENT on 30 (thirty) days written notice.

38.   NON-WAIVER

      No waiver of the terms and conditions of this AGREEMENT or the failure of either party strictly to enforce any such term or condition on one or more occasions shall be construed as a waiver of the same or of any other term or condition of this AGREEMENT or on any other occasion.

39.   PUBLICATION OF AGREEMENT

      The parties shall keep the provisions of this AGREEMENT confidential except as reasonably necessary for performance hereunder and except to the extent disclosure may be required by applicable laws or regulations, in which latter case, the party required to make such disclosure shall promptly inform the other prior to such disclosure in sufficient time to enable such other party to make known any objections it may have to such disclosure. The disclosing party shall take all reasonable steps to secure a protective order or other similar restraint that the AGREEMENT will be withheld from the public record, except to the extent disclosure may be required by applicable laws or regulations, or to the extent the other parties do not have any objection to such disclosure.

40.   NON-SOLICITATION

      During the TERM of this AGREEMENT and for a period of 3 (three) years thereafter, neither party will hire, employ or solicit for employment any employees of the other party without such party's prior written consent.

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                               December 10, 1997
================================================================================

41.   GOVERNMENT APPROVALS; COMPLIANCE WITH LAWS

      41.1. In performing this AGREEMENT, the parties shall comply with all applicable requirements of Mexican and other applicable law, including without limitation all applicable national and local laws, ordinances, regulations and codes (including procurement of required PERMITS or certificates) and all legally made requirements of the Secretariat of Communications and Transportation (SCT) with respect to the SUPPLIES. IUSACELL shall, upon LUCENT's written request, assist LUCENT in the procurement of such PERMITS and certificates as LUCENT may require to perform its obligations hereunder; provided, however, that LUCENT shall reimburse IUSACELL for reasonable expenses actually incurred by it in the provision of such assistance.

      41.2. (*)

42.   LIQUIDATED DAMAGES (*)

43.   PRICING CERTIFICATION (*)

44.   COUNTERPARTS

      This AGREEMENT may be executed by the parties in separate counterparts, all of which shall constitute this same AGREEMENT.

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                               December 10, 1997
================================================================================

      This AGREEMENT was duly read by the parties and they signed it by mutual agreement in triplicate in the Federal District of Mexico and in Miami, Florida, USA, as of December 10, 1997.

GRUPO IUSACELL S.A. DE C.V.            LUCENT TECHNOLOGIES DE MEXICO S.A. DE
                                       C.V.



-------------------------------       -----------------------------------------
ING. FULVIO VARGAS DEL VALLE           MR. ROGELIO VELASCO ROMERO
PRESIDENT AND DIRECTOR GENERAL         DIRECTOR GENERAL
Date:                                  Date:


                                       LUCENT TECHNOLOGIES WORLD SERVICES INC.


                                       ----------------------------------------
                                       MR. THOMAS L. MASSENGILL
                                       VICE PRESIDENT
                                       Date:

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                               December 10, 1997
================================================================================

                                  ATTACHMENT 1
                                   DEFINITIONS

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                               December 10, 1997
================================================================================

                                   DEFINITIONS

Both parties agree to give the meaning specified in this ATTACHMENT to all words in all capital letters.

================================================================================
TERM                              DEFINITION
--------------------------------------------------------------------------------
ABA                               Number designated for identification of bank
                                  account(s)
--------------------------------------------------------------------------------
ACCEPTANCE DATE APPOINTMENT       Means the date set forth by LUCENT in the
                                  COMPLETION NOTICE when LUCENT will perform
                                  jointly with IUSACELL all tests to prove
                                  SERVICES were performed by LUCENT in
                                  accordance with this AGREEMENT.
--------------------------------------------------------------------------------
ACCEPTANCE PROTOCOL               The ACCEPTANCE PROTOCOL for the INITIAL
                                  COMMITMENT is set forth in ATTACHMENT 14.
--------------------------------------------------------------------------------
ADDITIONAL PURCHASES              Means any EQUIPMENT, SPARE PARTS, LICENSED
                                  MATERIALS, and/or SERVICES purchased by
                                  IUSACELL which are not included in the INITIAL
                                  COMMITMENT.
--------------------------------------------------------------------------------
ADDITIONAL PURCHASE ORDER         PURCHASE  ORDER for ADDITIONAL PURCHASES
--------------------------------------------------------------------------------
AFFILIATE                         A company which is under common control with,
                                  controls, or is controlled by one of the
                                  parties to this AGREEMENT.
--------------------------------------------------------------------------------
AGREEMENT                         This AGREEMENT between LUCENT and IUSACELL.
--------------------------------------------------------------------------------
ATP                               All tests passed, as defined for each REGION
                                  in ATTACHMENT 14.
--------------------------------------------------------------------------------
ATP CERTIFICATE                   Document signed by both parties upon
                                  completion of ATP.
--------------------------------------------------------------------------------
ATTACHMENT                        Any document appended to this AGREEMENT and
                                  referred to as an ATTACHMENT. All ATTACHMENTS
                                  shall be deemed a part of this AGREEMENT.
--------------------------------------------------------------------------------
CASH                              Means the payment made by IUSACELL to LUCENT
                                  via bank wire transfer within 30 (thirty)
                                  calendar days from the date of IUSACELL's
                                  receipt of each applicable invoice from
                                  LUCENT.
--------------------------------------------------------------------------------
CERTIFICATE OF ACCEPTANCE         The document evidencing IUSACELL's acceptance
                                  of products, LICENSED
                                  MATERIALS and SERVICES.
--------------------------------------------------------------------------------
COMPLETION NOTICE                 Written notice delivered by LUCENT to
                                  IUSACELL indicating that the SUPPLIES and
                                  LICENSED MATERIALS have been installed in
                                  accordance with the statement of work and are
                                  ready to be tested by IUSACELL in accordance
                                  with the ACCEPTANCE PROTOCOL.
--------------------------------------------------------------------------------
CTIP                              The Customer Training and information SUPPLIES
                                  (CTIP)
--------------------------------------------------------------------------------
CHANGE ORDER                      The document by which IUSACELL requests
                                  from LUCENT changes in the Scope of Work or
                                  otherwise.
================================================================================

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                               December 10, 1997
================================================================================

================================================================================
TERM                               DEFINITION
--------------------------------------------------------------------------------
DESIGNATED PROCESSOR               The SUPPLY for which a license to Use
                                   LICENSED MATERIALS is initially granted.
--------------------------------------------------------------------------------
DOCUMENTATION                      Means the written information for SUPPLIES
                                   and SOFTWARE available under this AGREEMENT
                                   sufficient to operate and maintain such
                                   SUPPLIES and SOFTWARE. DOCUMENTATION may
                                   include INFORMATION. and RELATED
                                   DOCUMENTATION
--------------------------------------------------------------------------------
EF&I                               "Engineer, Furnish & Install" (EF&I) means a
                                   situation in which LUCENT is required by an
                                   ORDER to engineer, furnish and install the
                                   ordered SUPPLY and/or SOFTWARE;
--------------------------------------------------------------------------------
ENGINEERING                        Means all the technical designs needed to
                                   install LUCENT's SUPPLIES in accordance with
                                   the designated SITE. TECHNICAL
                                   SPECIFICATIONS.
--------------------------------------------------------------------------------
EQUIPMENT                          Means systems, materials and SPARE PARTS
                                   thereof, but the term does not mean SOFTWARE
                                   whether or not such SOFTWARE is part of
                                   FIRMWARE
--------------------------------------------------------------------------------
EXW                                Shall be defined in accordance with the 1990
                                   revision of the INCOTERMS.
--------------------------------------------------------------------------------
FIRMWARE                           A combination of (1) Hardware and (2)
                                   SOFTWARE represented by a pattern of bits
                                   contained in such Hardware.
--------------------------------------------------------------------------------
FURNISH ONLY ORDER (FO)            An ORDER requesting only the furnishing of
                                   SUPPLIES or LICENSED MATERIALS and no related
                                   SERVICES.
--------------------------------------------------------------------------------
INFORMATION                        Shall have the meaning ascribed to it in
                                   Clause 19., hereof.
--------------------------------------------------------------------------------
INITIAL COMMITMENT                 The SUPPLIES, LICENSED MATERIALS and SERVICES
                                   described in ATTACHMENT 4. The INITIAL
                                   COMMITMENT constitutes IUSACELL's PROJECT as
                                   described in the specifications provided to
                                   IUSACELL by LUCENT.
--------------------------------------------------------------------------------
INSTALLATION                       Means all wiring, connections, processes and
                                   tasks LUCENT will perform in order to deliver
                                   the SUPPLIES to a DESIGNATED SITE and ready
                                   to be tested in accordance with the
                                   ACCEPTANCE PROTOCOL.
--------------------------------------------------------------------------------
LICENSE                            FOR USE OF SOFTWARE Means the right to use
                                   LUCENT grants to IUSACELL in accordance with
                                   the terms of this AGREEMENT.
--------------------------------------------------------------------------------
LICENSED MATERIALS                 The SOFTWARE and RELATED DOCUMENTATION for
                                   which licenses are granted by LUCENT under
                                   this AGREEMENT. No SOURCE CODE versions of
                                   SOFTWARE are included in LICENSED MATERIALS.
--------------------------------------------------------------------------------
MSC                                Mobile Switching Center, synonym of HQ
                                   Headquarters, and also synonym of RCO
                                   Regional Central Office, and also synonym of
                                   Central Headquarters, which includes the
                                   EQUIPMENT and SOFTWARE used for the operation
                                   of cell sites for the provision of wireless
                                   telecommunications services.
--------------------------------------------------------------------------------
ORDERS                             As this term is described in clause 3
--------------------------------------------------------------------------------
OPERATING AFFILIATES               Any of IUSACELL's AFFILIATES that have
                                   obtained concessions from the (Mexican)
                                   Ministry of Communications and Transport for
                                   the rendering of telecommunications services
                                   in the REGIONS set forth in Recital D.1 of
                                   this AGREEMENT.
================================================================================

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                               December 10, 1997
================================================================================

================================================================================
TERM                               DEFINITION
--------------------------------------------------------------------------------
PERMITS                            Any and all governmental PERMITS, licenses,
                                   or authorizations regardless of denomination,
                                   issued by any Mexican federal, state or
                                   municipal entities, required for the
                                   completion of a STATEMENT OF WORK. PERMITS
                                   shall include customs duties and taxes
                                   associated with the importation of SUPPLIES
                                   and LICENSED MATERIALS into Mexico.
--------------------------------------------------------------------------------
PRICES                             Means the agreed moneys IUSACELL will pay to
                                   LUCENT in exchange for SUPPLIES and/or
                                   SERVICES delivered by LUCENT in accordance
                                   with this AGREEMENT in exchange for SUPPLIES
                                   set forth in ATTACHMENT 2.
--------------------------------------------------------------------------------
PROJECT                            Means the SITE's TECHNICAL SPECIFICATIONS,
                                   EQUIPMENT and SUPPLIES and/or SERVICES, which
                                   are part of a set, and agreed by the parties,
                                   to be installed and placed in service by
                                   IUSACELL, to commercialize telecommunications
                                   services.
--------------------------------------------------------------------------------
PROPOSED ORDER                     Means the order draft, with all technical
                                   INFORMATION included, prepared by IUSACELL
                                   based on a valid quotation and including
                                   applying discounts as set forth in
                                   ATTACHMENT 3.
--------------------------------------------------------------------------------
PURCHASE ORDER                     As this term is described in clause 3.
--------------------------------------------------------------------------------

REGION Cellular Telecommunication service areas within the territory of the United Mexican States, as designated by the (Mexican) Ministry of Communications and Transport.
--------------------------------------------------------------------------------
SERVICES The performance of work by LUCENT for IUSACELL and includes but is not limited to:
                                   (1) ENGINEERING services, (2) INSTALLATION
                                   services, (3) maintenance and repair services and other services traditionally offered by LUCENT, and (4) nontraditional services requested by IUSACELL.
--------------------------------------------------------------------------------
SITE Means IUSACELL's (owned, rented or leased) location where the SUPPLIES will be INSTALLED and placed in service.

--------------------------------------------------------------------------------
SOFTWARE                           A computer program consisting of a set of
                                   logical instructions and tables of
                                   INFORMATION which guide the functioning of a
                                   processor; such program may be contained in
                                   any medium whatsoever, including hardware
                                   containing a pattern of bits representing
                                   such program, but the term SOFTWARE does not
                                   mean or include such medium. The SOFTWARE
                                   provided hereunder will be LUCENT's generally
                                   available software adapted as necessary for
                                   use in Mexico.
--------------------------------------------------------------------------------
SOURCE  CODE                       Means any version of SOFTWARE incorporating
                                   high-level or assembly language or human
                                   readable material that generally is not
                                   directly executable by a processor.
--------------------------------------------------------------------------------
SPARE PARTS                        Means EQUIPMENT pieces or parts of
                                   LUCENT's EQUIPMENT (either manufactured
                                   and/or sold by LUCENT).
--------------------------------------------------------------------------------
STATEMENT OF WORK                  The description of the activities to be
                                   undertaken by LUCENT in order to deliver
                                   SUPPLIES, LICENSED MATERIALS or SERVICES
                                   under this AGREEMENT. The Statement of Work
                                   for the INITIAL COMMITMENT is set forth in
                                   ATTACHMENT 4.
================================================================================

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                               December 10, 1997
================================================================================

================================================================================
TERM                              DEFINITION
--------------------------------------------------------------------------------
SUPPLIES                          SYSTEMS, EQUIPMENT, LICENSED MATERIALS and
                                  SPARE PARTS thereof. The SUPPLIES provided
                                  hereunder will be LUCENT's generally
                                  available products adapted as necessary for
                                  use in Mexico.
--------------------------------------------------------------------------------
SYSTEM                            SUPPLIES necessary for the operations of a
                                  cellular communications network.
--------------------------------------------------------------------------------
THIRD PARTY PRODUCT               Those products which are neither manufactured
                                  nor procured by LUCENT as a part of a
                                  manufactured product.
--------------------------------------------------------------------------------
TECHNICAL SPECIFICATIONS          LUCENT's or its vendors' technical
                                  specifications for particular SUPPLIES,
                                  SOFTWARE, or SERVICES furnished hereunder.
--------------------------------------------------------------------------------
WARRANTY PERIOD                   The period of time during which a warranty
                                  granted by LUCENT is in force.
================================================================================

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                               December 10, 1997
================================================================================

                                  ATTACHMENT 2
                                  SUPPLIES AND
                                   PRICES FOR
                                    INITIAL
                                   COMMITMENT

                       * OMITTED PURSUANT TO A REQUEST FOR
                            CONFIDENTIAL TREATMENT.

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                               December 10, 1997
================================================================================

                                  ATTACHMENT 3
                                   ADDITIONAL
                                   PURCHASES
                                    DISCOUNT
                                    SCHEDULE

                       * OMITTED PURSUANT TO A REQUEST FOR
                            CONFIDENTIAL TREATMENT.

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                               December 10, 1997
================================================================================

                                  ATTACHMENT 4
                                    INITIAL
                                   COMMITMENT

                       * OMITTED PURSUANT TO A REQUEST FOR
                            CONFIDENTIAL TREATMENT.

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                               December 10, 1997
================================================================================

                                  ATTACHMENT 5
                                 ORDERS PLACED

                       * OMITTED PURSUANT TO A REQUEST FOR
                            CONFIDENTIAL TREATMENT.

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                               December 10, 1997
================================================================================

                                  ATTACHMENT 6
                                   INSURANCE
                                     POLICY

                       * OMITTED PURSUANT TO A REQUEST FOR
                            CONFIDENTIAL TREATMENT.

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                               December 10, 1997
================================================================================

                                  ATTACHMENT 7
                                    PRODUCT
                                 SPECIFICATIONS

                       * OMITTED PURSUANT TO A REQUEST FOR
                            CONFIDENTIAL TREATMENT.

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                               December 10, 1997
================================================================================

                                  ATTACHMENT 7A
                                     SYSTEM
                                  APPLICATION
                                  ENGINEERING

                       * OMITTED PURSUANT TO A REQUEST FOR
                            CONFIDENTIAL TREATMENT.

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                               December 10, 1997
================================================================================

                                  ATTACHMENT 7B
                               SYSTEM PERFORMANCE

                       * OMITTED PURSUANT TO A REQUEST FOR
                            CONFIDENTIAL TREATMENT.

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                               December 10, 1997
================================================================================

                                  ATTACHMENT 7C
                                     SWITCH
                                  PERFORMANCE
                                    CRITERIA

                       * OMITTED PURSUANT TO A REQUEST FOR
                            CONFIDENTIAL TREATMENT.

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                               December 10, 1997
================================================================================

                                  ATTACHMENT 8
                                    PROJECT
                                 IMPLEMENTATION

                       * OMITTED PURSUANT TO A REQUEST FOR
                            CONFIDENTIAL TREATMENT.

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                               December 10, 1997
================================================================================

                                  ATTACHMENT 9
                             IUSACELL FEATURES LIST

           * OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT.

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                               December 10, 1997
================================================================================

                                  ATTACHMENT 9
                                LUCENT AMPS/CDMA
                                    STANDARD
                                  FEATURE LIST

                       * OMITTED PURSUANT TO A REQUEST FOR
                            CONFIDENTIAL TREATMENT.

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                               December 10, 1997
================================================================================

                                  ATTACHMENT 10
                                    TRAINING

                       * OMITTED PURSUANT TO A REQUEST FOR
                            CONFIDENTIAL TREATMENT.

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                               December 10, 1997
================================================================================

                                  ATTACHMENT 11
                                 CONFIDENTIALITY

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                               December 10, 1997
================================================================================

                                 CONFIDENTIALITY

The undersigned is involved in the INSTALLATION, operation, and/or maintenance of products or EQUIPMENT supplied by Lucent Technologies de Mexico, S.A de C.V. and/or Lucent Technologies World Services Inc. (hereinafter, jointly, "LUCENT") to Grupo Iusacell, S.A. de C.V. (hereinafter, "IUSACELL"), and therefore he has or may access to INFORMATION and technical data, SOFTWARE and related documents (hereinafter, jointly, "INFORMATION"), owned or controlled by any of the abovereferenced parties . The undersigned agrees that all the INFORMATION:

      a) shall be treated in strict confidentiality by the undersigned and shall be used only in accordance with the agreement entered into by and between LUCENT and IUSACELL on December 10, 1997;

      b) shall not be reproduced nor copied, in whole or in part, except with a prior written consent by the disclosing party;

      c) jointly with any copies thereof, shall be returned or destroyed in the presence of and at the disclosing party's satisfaction, or may, if contained in an erasable SOFTWARE mean, be erased, at the disclosing party's satisfaction, within one business day from the disclosing party's request.

Further, the undersigned agrees in conveying the terms hereof to all levels within any corporation or party that has access to the INFORMATION.

ACCEPTED AND AGREED TO:

Signature:_______________________________


Name:__________________________________
Date:___________________________________

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                               December 10, 1997
================================================================================

                                  ATTACHMENT 12
                                 PURCHASE ORDER
                                      FORM

                         [OMITTED FROM FINAL CONTRACT.]

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                               December 10, 1997
================================================================================

                                  ATTACHMENT 13
                                    INTEGRAL
                                    CUSTOMER
                           ASSISTANT PROCESS AND RS&R
                                    PROCESS

                       * OMITTED PURSUANT TO A REQUEST FOR
                            CONFIDENTIAL TREATMENT.

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                               December 10, 1997
================================================================================

                                  ATTACHMENT 14

                                   ACCEPTANCE

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                               December 10, 1997
================================================================================

                                   ACCEPTANCE

1.- EQUIPMENT AND LICENSED MATERIALS

o EQUIPMENT AND LICENSED MATERIALS shall be deemed accepted by IUSACELL upon delivery to LUCENT's designated warehouse in Mexico. IUSACELL shall inspect the EQUIPMENT and LICENSED MATERIALS within five(5) business days following its receipt of a notice of delivery from LUCENT and, if such EQUIPMENT AND LICENSED MATERIALS conform to the specifications contained in the ORDER therefor, IUSACELL shall execute and deliver to LUCENT the corresponding CERTIFICATE OF ACCEPTANCE. If such EQUIPMENT AND LICENSED MATERIALS do not conform to the specifications contained in IUSACELL's ORDER therefor, IUSACELL shall so notify LUCENT within such period and LUCENT shall take such corrective action as it deems necessary. Upon correction of the non-conformities, LUCENT shall issue to IUSACELL a new notice of delivery whereupon IUSACELL shall proceed to inspect and accept the EQUIPMENT and LICENSED MATERIALS in accordance herewith.

2.- SERVICES

      SERVICES performed in a particular SITE shall be deemed automatically accepted by IUSACELL immediately upon achievement of ATP on a SITE by SITE basis.

3.- TRAINING

      TRAINING shall be deemed automatically accepted by IUSACELL on a course by course basis immediately upon completion of each course in accordance with ATTACHMENT 10.

4.- ENGINEERING

Engineering will be deemed accepted upon approval by IUSACELL of the installation drawings for the corresponding PURCHASE ORDER.

5.- ACCEPTANCE DUE TO USE

      Notwithstanding anything in this AGREEMENT to the contrary, IUSACELL's use of any part of the SUPPLIES or ADDITIONAL PURCHASES in service (not including SERVICES directly connected with ATP testing contemplated by this AGREEMENT), whether or not revenue is generated, shall be deemed to constitute the issuance of the CERTIFICATE OF ACCEPTANCE for such SUPPLIES.

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                               December 10, 1997
================================================================================

                                MOBILE SWITCHING
                                     CENTER
                                ACCEPTANCE TESTS

                       * OMITTED PURSUANT TO A REQUEST FOR
                            CONFIDENTIAL TREATMENT.

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                               December 10, 1997
================================================================================

                                    CELL SITE
                                ACCEPTANCE TESTS

                       * OMITTED PURSUANT TO A REQUEST FOR
                            CONFIDENTIAL TREATMENT.

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

               AGREEMENT FOR EQUIPMENT, FURNISH AND INSTALLATION,
                        FOR IUSACELL'S CELLULAR NETWORK

                               December 10, 1997
================================================================================

                                  ATTACHMENT 15
                                 PROJECT CHANGE
                                CONTROL PROCESS

                       * OMITTED PURSUANT TO A REQUEST FOR
                            CONFIDENTIAL TREATMENT.

================================================================================
  The information contained herein is of a proprietary nature and is furnished solely for the use of IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others for the use of
        IUSACELL, LTM and WSI. The enclosed material shall not be copied, distributed, or made available to others without the previous written approval of LUCENT Technologies and GRUPO IUSACELL.

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   GRUPO IUSACELL, S.A. DE C.V.


                                   By: /s/ HOWARD F. ZUCKERMAN
                                       -----------------------------------------
                                       Howard F. Zuckerman
                                       Vice President, Finance and Audit and
                                       Chief Financial Officer

Date:  June 29, 1998