Form 20-F
period 1998-12-31
IUSACELL S A DE C V
filed 1999-06-30
CIK 1047451

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                   Form 20-F

                                ---------------

          [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
            [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 1998
                                       OR
            [_] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                     for the transition period from      to
                         Commission File Number 1-12500

                                ---------------

                          GRUPO IUSACELL, S.A. DE C.V.
             (Exact name of Registrant as specified in its charter)

          IUSACELL GROUP, INC.                 THE UNITED MEXICAN STATES
 (Translation of Registrant's name into    (Jurisdiction of incorporation or
                English)                             organization)

                                ---------------

                     Prolongacion Paseo de la Reforma 1236
                                Colonia Santa Fe
                             Delegacion Cuajimalpa
                           05348 Mexico, D.F., Mexico
                    (Address of principal executive offices)

                                ---------------

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                Name of each exchange
                 Title of each class             on which registered
                 -------------------           -----------------------
        American Depositary Shares,            New York Stock Exchange
         each representing 10 Series D Shares
        Series D Shares                        New York Stock Exchange*
        American Depositary Shares,            New York Stock Exchange
         each representing 10 Series L Shares
        Series L Shares                        New York Stock Exchange*

-------
* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      NONE

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:
                                      NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

            Series A Capital Stock  891,753,409 Shares
            Series B Capital Stock    5,562,450 Shares
            Series D Capital Stock  186,904,725 Shares
            Series L Capital Stock  151,326,154 Shares

  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes  X  No

  Indicate by check mark which financial statement item the registrant has elected to follow:

                            Item 17     Item 18  X

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
 PART I    .............................................................    4
  ITEM 1.  Description of Business......................................    4
  ITEM 2.  Description of Property......................................   30
  ITEM 3.  Legal Proceedings............................................   30
  ITEM 4.  Control of Registrant........................................   32
  ITEM 5.  Nature of Trading Market.....................................   34
           Exchange Control and Other Limitations Affecting Security-
  ITEM 6.  Holders......................................................   35
  ITEM 7.  Taxation.....................................................   37
  ITEM 8.  Selected Financial Data......................................   43
           Management's Discussion and Analysis of Financial Condition
  ITEM 9.  and Results of Operations....................................   48
  ITEM 9A. Market Risks.................................................   73
  ITEM 10. Directors and Officers of Registrant.........................   74
  ITEM 11. Compensation of Directors and Officers.......................   80
           Options to Purchase Securities from Registrant or
  ITEM 12. Subsidiaries.................................................   81
  ITEM 13. Interest of Management in Certain Transactions...............   81
 PART II   .............................................................   84
  ITEM 14. Description of Securities to be Registered...................   84
 PART III  .............................................................   84
  ITEM 15. Default Upon Senior Securities...............................   84
           Changes in Securities and Changes in Security for Registered
  ITEM 16. Securities...................................................   84
 PART IV   .............................................................   84
  ITEM 17. Financial Statements.........................................   84
  ITEM 18. Financial Statements.........................................   84
  ITEM 19. Financial Statements and Exhibits............................  F-1

                                ---------------

In this annual report on Form 20-F, all references to "we," the "Company" or "Iusacell" are to Grupo Iusacell, S.A. de C.V., a limited liability stock company (sociedad anonima de capital variable) organized under the laws of Mexico on October 6, 1992 and, depending on the context, its subsidiaries.

Unless otherwise specified, all references to "U.S. Dollars," "Dollars", "U.S.$" or "$" are to United States Dollars, and references to "Ps." and "Pesos" are to Mexican pesos. We publish our financial statements in Pesos that are adjusted to reflect changes in purchasing power due to inflation. Thus, unless otherwise specified, our financial data is presented in constant Pesos of December 31, 1998 purchasing power. Amounts presented in this annual report may not add up or may be slightly inconsistent due to rounding.

Unless otherwise provided, this annual report contains translations of Peso amounts into U.S. Dollars solely for the convenience of the reader based on the noon buying rate at December 31, 1998, which was Ps.9.901 per U.S. dollar. These currency conversions should not be construed as representations that the Peso amounts actually represent such Dollar amounts. Additionally, these conversions should not be construed as representations that these Peso amounts have been, could have been or could be converted into Dollars at those or any other rates of exchange.

                                ---------------

We will provide without charge to each person to whom this report is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this annual report (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to Grupo Iusacell, S.A. de C.V., Prolongacion Paseo de la Reforma 1236, Colonia Santa Fe, Delegacion Cuajimalpa, 05348 Mexico, D.F., Mexico, Attention: Director, Investor Relations. Telephone requests may be directed to 011-52-5-109-5759.

                      GLOSSARY OF TELECOMMUNICATIONS TERMS

 analog: A transmission method employing a continuous electrical signal that varies in amplitude or frequency in response to changes in sound, light, position, etc., impressed on a transducer in the sending device.

 band:             A range of frequencies between two defined limits.

 CDMA: Code Division Multiple Access, a standard of digital cellular technology which provides more call carrying capacity than analog or TDMA.

 Cellular A-Band:  The range of frequencies used to provide cellular wireless service between 825-835 MHz and between 870-880 MHz of the radio spectrum.

 Cellular B-Band:  The range of frequencies used to provide cellular wireless service between 835-845 MHz and between 880-890 MHz of the radio spectrum channel: A pathway for the transmission of information between a sending point and a receiving point.

 COFETEL:          Comision Federal de Telecomunicaciones, the Mexican Federal
                   Telecommunications Commission.

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

 LATA: Local Access and Transport Area; an area in which a local exchange carrier is permitted to provide service as designated by the 1982 United States federal court decree resulting from antitrust litigation brought by the United
                   States Department of Justice against AT&T Corporation.

 PCS: Personal Communications Services. PCS has come to represent two things: first, a digital wireless communications service operating over the 1.9 GHz band; and second, more generically, a wireless communications service utilizing a digital network that offers typical features such as voice, video and data applications, short messaging, voicemail, caller identification, call conferencing and call forwarding. Generic PCS suppliers promote this service on the ability of its features to be customized, or "bundled," to the needs of the individual customers.

 PCS A Band:       The range of frequencies used to provide PCS wireless
                   services between 1.850-1.865 GHz and between 1.930-1.945 GHz of the radio spectrum.

 PCS B Band:       The range of frequencies used to provide PCS wireless
                   services between 1.870-1.885 GHz and between 1.950-1.965 GHz of the radio spectrum.

 PCS D Band:       The range of frequencies used to provide PCS wireless
                   services between 1.865-1.870 GHz and between 1.945-1.950 GHz of the radio spectrum.

 PCS E Band:       The range of frequencies used to provide PCS wireless
                   services between 1.885-1.890 GHz and between 1.965-1.970 GHz of the radio spectrum.

 Penetration rate: A cellular operator's subscribers within a defined area divided by total POPs within that area.


 POPs: The population for a particular area based on the 1990 Mexican census. Population figures for 1994, 1995, 1996, 1997 and 1998 have been calculated by applying the forecast annual population growth rate for 1992 and 1995, as published by the Instituto Nacional de
           Estadistica, Geografia e Informatica (the National Institute of
           Statistics, Geography and Data Processing, "INEGI") to the official
           1990 census figures. Where the population information is set forth without reference to a year, the information given is as of December
           31, 1998. The SCT divides Mexico into nine geographic regions for the provision of cellular service (individually a "Region" and collectively the "Regions"). Information regarding the numbers of POPs within a given region has been calculated using the national population growth rate, as published by INEGI. Information regarding the number of POPs within a given city has been calculated using the growth rate for that city, as published by INEGI, which may not be the same as the national growth rate published by INEGI. The number of POPs in any region or other geographic area should not be confused with the current number of users of wireless services in that region or other geographic area and is not indicative of the number of users of wireless services in the future.

 Region 1: Consists of the states of Baja California Norte and Baja California
           Sur and some municipalities in northwestern Sonora. Major cities in the region include Tijuana, Mexicali, Ensenada, Tecate and La Paz.

 Region 2: Consists of the states of Sonora and Sinaloa (except for some municipalities in northwestern Sonora). Major cities in the region include Hermosillo, Ciudad Obregon, Culiacan and Mazatlan.

 Region 3: Consists of the states of Chihuahua and Durango and the municipalities of Torreon, Francisco I. Madero, Matamoros, San Pedro and Viesca in the state of Coahuila. Major cities in the region include Ciudad Juarez, Chihuahua, Durango, Gomez Palacio and
           Torreon.

 Region 4: Consists of the states of Tamaulipas and Nuevo Leon and, with the exception of the municipalities of Torreon, Fransisco I. Madero, Matamoros, San Pedro and Viesca, the state of Coahuila. Major cities in the region include Monterrey, Saltillo, Ciudad Victoria, Tampico,
           Reynosa and Matamoros.

 Region 5: Consists of the states of Colima, Jalisco, Michoacan and Nayarit
           (except for twelve municipalities in the northeastern Jalisco).
           Major cities in the region include Guadalajara (population 1.8 million), Mexico's second largest city, Morelia, Tepic, Colima and Manzanillo.

 Region 6: Consists of the states of Aguascalientes, Guanajuato, Queretaro, San
           Luis Potosi, Zacatecas and twelve municipalities in northeastern
           Jalisco. Major cities in the region include Leon, Queretaro, San
           Luis Potosi, Aguascalientes and Zacatecas.

 Region 7: Consists of the states of Guerrero, Oaxaca, Puebla, Tlaxcala and
           Veracruz. Major cities in the region include Puebla, Acapulco, Veracruz and Oaxaca.

 Region 8: Consists of the states of Yucatan, Quintana, Roo, Campeche, Chiapas and Tabasco. Major cities in the region include Merida, Cancun, Villahermosa, Campeche, Tuxtla Gutierrez and San Cristobal de las
           Casas.

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

                                     PART I

ITEM 1. Description of Business

Company Overview

Grupo Iusacell, S.A. de C.V., or Iusacell, together with its subsidiaries, is the second largest wireless telecommunications provider in Mexico, owning and operating the Cellular A-Band concessions in four contiguous regions in central Mexico. These regions include Mexico City, one of the world's most populous cities, and the cities of Guadalajara, Puebla, Veracruz, Leon, Acapulco and San Luis Potosi, and combined represent approximately 67 million POPs or 69% of Mexico's population. In May 1998, Iusacell won auctions for concessions for a range of frequencies in the 1.9 GHz PCS E-Band in two regions in northern Mexico to provide wireless PCS services. These new regions include the cities of Monterrey and Tijuana, and combined represent approximately 11 million POPs or 11% of Mexico's population. Iusacell expects to launch wireless services in Region 4 in the first quarter of 2000 subject to obtaining financing.

Iusacell and its subsidiaries had a total of 755,375 cellular subscribers at December 31, 1998, and an average monthly cellular revenue per subscriber during the year ended December 31, 1998 of Ps.361 (approximately U.S.$36). In May 1998, Iusacell launched digital service using CDMA technology in the 800 MHz frequency band in the Mexico City area and extended this service to other cities in each of its other cellular regions in October 1998. The CDMA roll-out should be completed and digital service should be available to all contract subscribers in the third quarter of 1999. In addition to its core cellular services, Iusacell also provides a wide range of other telecommunications services including long distance, paging, local telephony and data transmission. See "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations" and "--Cellular Services" and "--Other Services."

Since 1993, Bell Atlantic has invested approximately U.S.$1.2 billion for its approximate 47.2% economic interest and 50.1% voting interest in Iusacell and has become increasingly involved in its management and operations. From late 1993 through February 1997, Bell Atlantic participated substantially in the financial and technological operations of Iusacell. In February 1997, Bell Atlantic assumed control of the Board of Directors and management of Iusacell. Today, Bell Atlantic personnel seconded to Iusacell and Bell Atlantic consultants are integrally involved in managing the day-to-day operations and defining and implementing the long-term strategy of Iusacell. In particular, Bell Atlantic seconded employees are now directing Iusacell's network and financial operations.

The management team at Iusacell is able to draw extensively upon Bell Atlantic's expertise in the development and implementation of Iusacell's operating strategy. Iusacell's Chief Executive Officer is also President of Bell Atlantic's international wireless operations and has significant experience with Bell Atlantic's wireless operations in the United States. Iusacell's Chief Financial Officer has 15 years of executive telecommunications experience with Bell Atlantic, and Iusacell's Chief Technology Officer has 29 years of experience with Bell Atlantic.

In June 1997, Iusacell appointed as its Director General a Mexican citizen with extensive experience in multinational operations, who immediately prior to joining Iusacell had been the managing director of the Mexican cellular company which operates the Cellular A-Band concessions in two contiguous northern regions. Iusacell's Chief Operating Officer, who was appointed in February 1999, also has an extensive background in multinational operations, with more than five years of sales, marketing and operational experience in wireless communications. In April 1999, Iusacell appointed as its Chief Financial Officer Designate a telecommunications industry veteran with more than 15 years of experience with BellSouth Corporation and Nextel International, Inc., including seven years of experience in the Latin American wireless industry.

The management team is supported by an experienced group of Mexican executives and other personnel from Bell Atlantic.

Bell Atlantic Relationship

Bell Atlantic is one of the largest telecommunications companies in the world, with extensive participation in and knowledge of the wireless telecommunications business. In August 1997, Bell Atlantic and NYNEX Corporation, two of the original seven Regional Bell Operating Companies formed as a result of the break-up of AT&T in 1984, completed their merger to form the new Bell Atlantic. Bell Atlantic now provides local exchange telephone service in 12 states and the District of Columbia in a region in the northeastern United States stretching from Maine to Virginia that encompasses 63 million people and 22 million households, utilizing more than 40 million access lines and employing more than 140,000 people.

Bell Atlantic is also one of the world's largest wireless telecommunications companies, with more than 7 million attributable customers in its cellular and PCS operations in 24 states in the United States and in its six international wireless investments in Latin America, Europe and the Pacific Rim. In its wireless markets, Bell Atlantic has emphasized the delivery of high-quality customer service through customer service centers, call centers and an extensive distribution system. Bell Atlantic had operating revenues and net income of approximately U.S.$31.6 billion and U.S.$2.9 billion, respectively, for the fiscal year ended December 31, 1998 and total assets of approximately U.S.$55.1 billion at such date.

On July 27, 1998, Bell Atlantic and GTE Corporation entered into a definitive agreement providing for a merger of equals transaction in which GTE shareholders will receive 1.22 shares of Bell Atlantic common stock for each GTE share they own. GTE is one of the world's largest telecommunications companies, providing landline and wireless telephone, advanced internet, information, and paging services and systems. The combined Bell Atlantic/GTE entity will have a presence in over 30 countries and the customers in their service territories currently account for more than 30% of the world's international telecommunications traffic. Consummation of the Bell Atlantic/GTE merger depends on a number of conditions, including approvals by the United States Federal Communications Commission and various other regulatory authorities.

Bell Atlantic and GTE are reporting companies under the Exchange Act. Reports and information filed by Bell Atlantic and GTE with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Office at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

Competitive Strengths

Large Subscriber Base

Iusacell has built a base of 755,375 cellular subscribers at December 31, 1998, including both contract and prepay subscribers. Approximately 36.7% of that cellular subscriber base consists of customers who purchase cellular services pursuant to fixed term contracts with Iusacell. Iusacell believes that these customers seek the convenience of uninterrupted mobile cellular service and access to high quality customer service and are willing to pay a monthly fee for the choice of value-added services such as call waiting, emergency service (*911), short messaging service and caller identification. Customers who purchase cellular services in advance through prepay calling cards represent the remaining 63.3% of Iusacell's cellular customers at December 31, 1998. Prepay subscribers are attractive to Iusacell because of their higher average per minute airtime charges, lower acquisition costs and the absence of billing costs, credit concerns and collection risk. Iusacell's large customer base allows it to cross-sell its services to its existing cellular customers through a "one-stop-shopping" approach.

Bell Atlantic Wireless Expertise and Support

In February 1997, Iusacell began the implementation of a broad strategic and operating plan modeled upon Bell Atlantic's wireless success in the United States and Europe. Bell Atlantic is one of the largest cellular operators in the United States, serving more than 6.0 million subscribers along the East Coast and in the Southwest. Bell Atlantic also has substantial investments in other wireless telecommunications companies, including PrimeCo Personal Communications L.P. in the United States, Omnitel Pronto Italia S.p.A. in Italy, EuroTel Praha s.r.o. in the Czech Republic, EuroTel Bratislava a.s. in the Slovak Republic, STET Hellas Telecommunications S.A. in Greece and P.T. Excelcomindo Pratama in Indonesia. Iusacell believes that Bell Atlantic's extensive experience in the development and implementation of marketing programs designed to promote substantial subscriber growth provides Iusacell with a significant competitive advantage in the Mexican cellular market.

Iusacell Brand Name

Iusacell believes that its call quality and customer care contribute to its strong, favorable brand awareness. In order to maximize brand equity, management has consolidated its brand names under the single, well-recognized IUSACELL Digital brand name. Iusacell's ten years of operation give it significant advantages over new entrants to the wireless market offering similar services.

State-of-the-Art Technology Platform

Iusacell has an existing integrated network infrastructure that serves as the backbone for its core cellular business and provides a platform for bundled product offerings, such as long distance, paging and other telecommunications services. With the benefit of Bell Atlantic's expertise, Iusacell has invested in digital switching systems, dedicated microwave links, cell sites and other network infrastructure. As of December 31, 1998, Iusacell had a network of seven cellular switches, 341 cell sites and 53 repeaters, which covered approximately 79% of Iusacell's total POPs. In December 1997, Iusacell signed an agreement with subsidiaries of Lucent Technologies for the replacement of Iusacell's existing analog network with Lucent Technologies analog and CDMA digital network equipment. This replacement began in February 1998 and is expected to be completed by the third quarter of 1999.

Experienced Management Team

The six senior members of the current management team appointed by Bell Atlantic have an aggregate of approximately 80 years of experience in the telecommunications industry. Individually, Iusacell's operating managers have established track records of producing subscriber growth, penetrating new markets and developing new telecommunications product offerings. Iusacell's management team is complemented by experienced Mexican and Bell Atlantic telecommunications executives and consultants.

Business Strategy

Iusacell's management team is implementing a comprehensive operating and strategic plan primarily focused on increasing Iusacell's subscriber base, subscriber usage, revenues and profitability in its core wireless businesses. This strategic plan incorporates the following key elements:

Nationwide Digital Coverage

A fundamental strategy is to provide digital coverage throughout all of the regions where Iusacell operates. Digital coverage allows Iusacell to provide a higher-quality signal and a greater variety of value-added services, such as caller identification and short messaging. In February 1998, Iusacell began replacing its existing analog network with Lucent Technologies analog network equipment and an overlay of Lucent Technologies CDMA network equipment. This new network has several times the capacity of the existing analog network and has superior switching and transmission capabilities; these features allow for lower capital expenditures per subscriber and reduced network operating costs. In addition, the new network will position Iusacell to compete with new digital competitors in PCS. This replacement is expected to be completed in the third quarter of 1999. In addition, Iusacell installed 57 new cell sites and 21 new repeaters in 1997, 71 new cell sites and 5 new repeaters in 1998 and 1 new cell site in the first quarter of 1999.

In May 1998, Iusacell won auctions for 1.9 GHz (PCS) concessions in two regions in northern Mexico. Iusacell expects to launch service in Region 4 in the first quarter of 2000 subject to obtaining financing. These new PCS concessions, together with the cellular concessions that Iusacell owns and operates in four contiguous regions in central Mexico, would allow Iusacell to provide service to regions encompassing approximately 79 million POPs, or 81% of Mexico's population.

In order to take advantage of the benefits of its new digital network capacity, Iusacell expects to stop providing analog handsets to contract customers and to accelerate its efforts to migrate existing analog contract customers to digital service. At December 31, 1998, Iusacell had approximately 27,000 digital contract customers and expects to have more than 80,000 digital contract customers by the end of June 1999. Iusacell's digital contract customers in the aggregate currently generate approximately 18% of total Iusacell cellular traffic.

Enhanced and Improved Distribution Channels; Customer Service

Iusacell has improved the distribution of its products based upon the Bell Atlantic model which emphasizes consistent, standardized merchandising through a well-balanced mix of company-owned stores and independent distributors conveniently located throughout its operating regions. Iusacell is also developing more solid and longer-term relationships with its distributors in an effort to prevent their change in affiliation to Telcel or any of the new entrants.

At December 31, 1997, Iusacell had 918 points of distribution. This number increased to 2,820 by December 31, 1998. Iusacell opened or remodeled 17 new customer sales and service centers in 1997 and 22 in 1998, bringing the total number of customer sales and service centers owned and operated by Iusacell at December 31, 1998 to 96. Thirty-two of these stores present Iusacell's new store image, an environment which emphasizes retail merchandizing rather than transaction processing.

Iusacell's marketing strategy emphasizes proactive and timely customer service. Iusacell utilizes welcome packages, customer satisfaction calls, Executive Blue Chip programs for corporate customers and customized billing to communicate its commitment to its customers. Iusacell's customer service centers offer "one-stop-shopping" for cellular, long distance, paging and data transmission services as a convenience to its customers. In addition, in 1998, Iusacell opened two call centers that will provide more automated and efficient service to customers through the use of state-of-the-art software and rigorous customer service training. By the end of 1998, these call centers consolidated the work previously done in six call centers.

In March 1999, Iusacell completed the installation of a new prepay operating system in its four regions. The prepay operating system has improved customer satisfaction through automated card activation and account information and by providing voice messaging and other value-added services. It has also lowered both the cost of support for prepay services and prepay turnover and facilitated per subscriber usage.

Customer Segmentation and Sales Force Incentives

Iusacell continues to introduce product and pricing packages targeted both at high-usage contract customers, who favor value-added products, and at low-usage prepay customers. Iusacell considers its contract customers to be particularly receptive to bundled product offerings that include long distance, paging, and other telecommunications services. Iusacell's prepay customers seek service without a fixed financial commitment. Iusacell recently launched several marketing initiatives focused on increasing usage among pre-pay customers. In addition, with the digitalization of its network, Iusacell is considering marketing its cellular services to customers for use in a limited geographic zone. In 1997 and 1998, Iusacell's sales force compensation plan was redesigned to be largely performance based. This compensation plan rewards the sales force for product bundling and selling value-added products as well as the migrating of analog contract customers to digital service and qualified prepay customers to contract plans.

Unified Branding

In 1997, Iusacell launched its newly-designed brand logo and product packages with a new advertising campaign targeted at higher usage customers. For the first time, all product offerings were marketed under the single, well-recognized IUSACELL brand name in order to increase brand awareness and customer loyalty. In anticipation of the digitalization of Iusacell's network and product offerings, in February 1998 the IUSACELL brand name was reinaugurated as IUSACELL Digital.

Local Telephony Service Offerings

Iusacell has historically provided local telephony in Mexico on a limited basis through a mobile nationwide IMTS radiotelephony network and through both rural and public cellular based telephony programs. Iusacell also had approximately 16,192 customers at December 31, 1998 who participate in a trial of local wireless service, which it began in 1994. Iusacell plans to pursue alternatives for the provision of local telephony on a larger scale, such as limited zone product offerings in the 800 MHz frequency band in Regions 5, 6, 7 and 9 and in the 1.9 GHz (PCS) frequency band in Regions 1 and 4 using digital technology that permits mobility or fixed product offerings in such bands. See "Item--9 Management's Discussion and Analysis of Financial Condition and Results of Operations--Local Telephony in the 450 MHz Frequency Band" and "--Other Services--Local Telephony."

The Telecommunications Industry in Mexico

Market Liberalization

The Mexican government initiated its efforts to liberalize the telecommunications industry in 1989, dividing Mexico into nine geographic regions for the provision of cellular service. In order to provide an alternative for cellular customers, two concessions were granted in each region, one to Radiomovil Dipsa, S.A. de C.V., commonly known as Telcel, the cellular subsidiary of Telefonos de Mexico, S.A. de C.V., the former state telephone monopoly commonly known as Telmex, and the other to an independent operator. In addition, Telmex was required to interconnect all cellular operators to its network in an effort to facilitate competition.

In December 1990, the Mexican government initiated the privatization of Telmex, then the sole provider of landline local, long distance and Cellular B-Band cellular services, when it sold 20.4% of the equity and 50.1% of the voting power in Telmex to a private consortium for U.S.$1.76 billion. The winning consortium consisted of Grupo Carso, S.A. de C.V., a Mexican conglomerate which owns or otherwise controls a majority of the consortium's voting interest, SBC

Communications Inc. and France Telecom S.A. Subsequent to the original privatization, the Mexican government further reduced its holdings in Telmex through additional transactions and has substantially completed the privatization process.

Telcel holds the "B" Band cellular concession in each of the nine cellular regions and is Mexico's largest cellular operator. The "A" Band concession holders and the regions in which they serve are:

  .  subsidiaries of Iusacell in Regions 5, 6, 7 and 9,

  .  Baja Celular, S.A. de C.V. in Region 1,

  .  Movitel del Noroeste, S.A. de C.V. in Region 2,

  .  Telefonia Celular de Norte, S.A. de C.V. in Region 3,

  .  Celular de Telefonia, S.A. de C.V. in Region 4, and

  .  Portatel del Sureste, S.A. de C.V. in Region 8.

Motorola, Inc. is a controlling or significant shareholder in the aforementioned five non-Iusacell concession holders. Telcel is the sole cellular competitor for each "A" Band cellular company.

In connection with the privatization of Telmex in 1990, the Mexican government granted Telmex a concession to provide public domestic and international long distance telephone service with an exclusivity period of six years. In August 1996, the exclusivity period expired, and competition with proprietary infrastructure commenced in January 1997. A presubscription balloting process has been conducted in Mexico's 150 largest cities, covering 85% of Mexico's total POPs, to enable customers to choose a long distance provider.

The SCT has granted 17 long distance concessions, including that held by Iusacell. Services are currently being provided under only eight of these concessions. Long distance concessionaires include, among others:

  .  Alestra S. de R.L., in which AT&T corporation is a shareholder,

  .  Avantel, S.A. de C.V., in which MCI Worldcom Inc. is a shareholder,

  . Telinor, S.A. de C.V. (Axtel), in which The Bell Telephone Company of Canada, commonly known as Bell Canada, is a shareholder, and

  .  Iusatel, S.A. de C.V., a subsidiary of Iusacell.

Each concession has a nationwide scope and a thirty-year term. Concession holders are authorized to offer domestic, international and value-added services, including voice and data transmission services.

The Mexican government has also initiated the liberalization process for competition in local telephony service. Accordingly, the SCT has already granted three concessions for wireline local telephone service.

In May 1998, the COFETEL-organized auctions for spectrum in the 450 MHz, 1.9 GHz (PCS) and 3.4-3.7 GHz (Wireless Local Loop) frequency bands for local wireless service concluded. Four companies won nationwide concessions in the Wireless Local Loop frequencies:

  .  Telmex,

  .  Axtel,

  .  Midicel, S.A. de C.V. (Midicel), and

  . Servicios Profesionales de Comunicacion, S.A. de C.V. (Unefon), a TV Azteca, S.A. de C.V. subsidiary and Elektra, S.A. de C.V. affiliate.

Three companies won nationwide concessions in the 1.9 GHz (PCS) frequencies. Unefon won the 30 MHz PCS A Band auction on a nationwide level. Pegaso Comunicaciones y Sistemas, S.A. de C.V. (Pegaso), a consortium of Leap Communications International, Inc., Televisa, S.A. de C.V. and an affiliate of Televisa, won a mix of 30 MHz PCS B

Band and 10 MHz PCS E Band concessions across all nine regions. Telcel won the 10 MHz PCS D Band auction on a nationwide level. Grupo Hermes, S.A. de C.V. and Midicel won auctions for seven of the remaining nine PCS B Band and PCS E Band properties.

Formal concessions for Wireless Local Loop and PCS frequencies were issued in late 1998 to all auction winners, except Unefon and Midicel, which received extensions to May 15, 1999 to pay accrued interest and to June 15, 1999 to pay the balance of their concession fees. Midicel did not meet its interest payment requirements in May 1999 and forfeited its Wireless Local Loop and PCS licenses and approximately U.S.$50 million in deposits, letters of credit and surety bonds. Unefon did meet its May 1999 and June 1999 payment requirements.

Each concession has a twenty-year term and authorizes the provision of mobile and fixed wireless service and other value-added services.

Underserved Telephony Market

Iusacell believes that there is substantial unmet demand for telephone service in Mexico as demonstrated by the relatively low level of wireline and cellular penetration and the long customer wait for landline service. According to the International Telecommunications Union, an agency of the United Nations, as of December 31, 1997, there were approximately 9.6 lines per 100 inhabitants in Mexico, which is lower than the teledensity rates in some other Latin American countries and substantially lower than those in developed countries such as the United States.

The following table presents, for major Latin American countries and the United States, telephone lines in service per 100 inhabitants as of December 31, 1997.

                         Selected Telephone Penetration

                                                            Lines in service per
      Country                                               100 inhabitants(/1/)
      -------                                               --------------------
      United States........................................         62.7
      Uruguay..............................................         23.2
      Argentina............................................         18.9
      Chile................................................         17.8
      Venezuela............................................         12.3
      Colombia.............................................         14.8
      Mexico...............................................          9.6
      Brazil...............................................          9.6
      Peru.................................................          6.8

-------

(/1/) Source: International Telecommunications Union--World Telecommunications Development Report 1998.

The Mexican government, together with the telecommunications industry, is discussing alternative incentive to help correct Mexico's comparatively low teledensity.

Changing Competitive Dynamics

Iusacell's cellular competitor is Telcel, a wholly-owned subsidiary of Telmex, which holds the Cellular B-Band concession in all nine regions of Mexico. Iusacell believes that Telmex faces increasing competition, especially in the long distance market, which was opened to competition in January 1997, and in local telephony upon the introduction of service by the new local telephony concessionaires during 1999. Telmex's major long distance competitors include Alestra and Avantel two joint ventures in which AT&T and MCI Worldcom, respectively, are the strategic partners. Telmex's major local telephony competitors will include Axtel, in which Bell Canada is the strategic partner, and Unefon, a Mexican company whose affiliates have strong distribution and marketing capabilities.

In late 1995, Iusacell brought a suit charging Telmex with unlawfully cross-subsidizing Telcel's cellular phone operations. Iusacell believes that the increased competition in both the long distance and local markets, together with the proposed accounting separation rules issued by the COFETEL in December 1998 and dominant carrier regulations, if implemented, should hinder Telmex's ability to continue to cross-subsidize Telcel. See "Item 3--Legal Proceedings."

Cellular Services

History and Overview

Iusacell's predecessor became the first Mexican provider of cellular telecommunications services in 1989, when it commenced operation of the Cellular A-Band network in Region 9. Through a series of transactions from 1990 to 1994, Iusacell acquired 100% beneficial ownership interests in the entities which hold the "A" Band cellular concessions in Regions 5, 6 and 7. These regions cover a contiguous geographic area in central Mexico, which allows Iusacell to achieve economies of scale.

Iusacell's regions cover a variety of industries. Region 9 includes Mexico City, which has the greatest concentration of service and manufacturing industries and is also the center of Mexico's public and financial services sectors. Region 5 includes Guadalajara, Mexico's second largest city and the commercial and service center of western Mexico. Region 6 includes Leon and San Luis Potosi and has historically been dominated by the agricultural sector, although it has recently begun to develop as an automobile manufacturing center. Region 7 includes Puebla, Veracruz, Acapulco and Oaxaca and contains major operations of the Mexican petrochemical and automotive industries and significant tourist resorts and attractions.

Subscribers and System Usage

As of December 31, 1998, Iusacell had a total of 440,048 cellular subscribers in Region 9. Of this number, 35.2% were contract plan subscribers and 64.8% were prepay customers. According to customer profiles, professionals comprise a large portion of its Region 9 cellular subscriber base. Iusacell offers a number of value-added services designed specifically to fulfill the demands of this important group of contract subscribers. For example, it offers secretarial services and provides English-speaking operators to serve the large English-speaking market in Region 9. Iusacell also provides financial news reporting, emergency services, entertainment information, reservations services and sports reports. Moreover, CDMA digital contract customers in Region 9 have available caller identification, short messaging service and data transmission services. Iusacell believes that these value-added services help increase contract subscriber usage and also enhance its market image as a full service cellular provider.

Iusacell believes that a strong distribution network is necessary in order to develop and sustain a significant presence in this important market. Iusacell believes it has particularly strengthened its competitive position in Region 9 by entering into a distribution contract with Precel which, as of December 31, 1998, had 116 points of distribution, including 89 points of distribution in Region 9. See "--Marketing--Distribution."

As of December 31, 1998, Iusacell had a combined total of 315,327 cellular subscribers in Regions 5, 6 and 7. Of this number, 38.7% were contract plan subscribers and 61.3% were prepay customers. Iusacell believes that its subscriber base in these regions consists of subscribers engaged in a variety of occupations. Due to the lower landline penetration outside of Region 9, the subscriber base in Regions 5, 6 and 7 includes a number of users who purchase cellular services as a principal means of telecommunications. Compared to Region 9, the marketing programs in these regions have focused more on the benefits inherent in basic cellular service, such as mobility and convenience.

Prepay Customers

A prepay customer is no longer considered a customer of Iusacell when a specified period of time has elapsed since the customer purchased and activated, or added credit to, his or her last prepay card. The customer's telephone number is then deactivated, and he or she is considered to have turned over.

Iusacell's current prepay customers who want to continue to have cellular service must choose to:

  .  continue to be prepay customers of Iusacell by purchasing another card,

  .  become contract customers of Iusacell, or

  .  become either contract or prepay customers of Telcel.

A VIVA prepay customer currently has 185 days to activate a new card after the balance on his existing card becomes zero before losing his phone number. During such time and with the implementation of the calling party pays modality, a VIVA customer will be able to receive local incoming calls but such a customer will not be able to make outgoing calls. Balances automatically become zero if the customer has not activated a new card within 180 days after activation of the previous card. Iusacell continues to evaluate different methods of determining turnover, as the current method is dependent upon, among other things, the number of days of use Iusacell permits before deactivating a telephone number.

In March 1999, Iusacell substantially completed the installation of the VIVA prepay operating system and the conversion of its Control Plus platform customers to VIVA throughout its regions. The VIVA platform will better track those customers who turn over. This new operating system (together with initiatives to increase the number of distribution points for prepay cards, adjust commissions to encourage distributors to sell prepay cards of higher denominations, improve customer care and otherwise improve the convenience of the prepay program) has enhanced Iusacell's ability to add and retain prepay customers and has increased usage. See "--Marketing--Pricing."

Given the higher turnover among its prepay customers, Iusacell pursues plans to migrate its qualified prepay customers to contract plans, where customer loyalty and retention have been historically higher.

Contract Churn

Contract churn measures both voluntarily and involuntarily disconnected subscribers. Through December 31, 1997, Iusacell calculated contract churn for a given period by dividing, for each month in that period, the total number of contract subscribers disconnected in such month by the number of contract subscribers at the beginning of such month and dividing the sum of the resulting quotients for all months in such period by the number of months in such period. Effective January 1, 1998, Iusacell changed the methodology by which it determines average monthly contract churn for a given period. Average monthly contract churn for a given period is now calculated by dividing the sum of all contract subscribers disconnected during such period by the sum of the beginning-of-month contract subscribers for each of the months in such period, expressed as a percentage.

Voluntarily disconnected subscribers encompass subscribers who choose to:

  .  no longer subscribe to cellular service,

  .  become a prepay customer of Iusacell, or

  .  obtain cellular service on a contract or a prepay basis from Telcel.

Involuntarily disconnected subscribers encompass customers whose service is terminated after failing to meet Iusacell's payment requirements.

Iusacell believes that a significant part of its contract churn in 1996 and the first half of 1997 was due to customers switching from its contract plans to either Telcel's prepay program, launched in February 1996, or Iusacell's own prepay plan, launched in June 1996. With improved economic conditions in Mexico, improved customer service and customer retention programs and the digitalization of the network, the contract churn rate declined substantially, from 3.17% in the first quarter of 1997, to 2.59% in the fourth quarter of 1998.

Roaming

Iusacell offers its contract cellular subscribers nationwide and international service via roaming agreements. Subscribers can make calls from any location in Mexico served by a Cellular A-Band operator, and can receive any call made to the subscriber's number (automatic call delivery) regardless of the region in Mexico in which such subscriber is located. Iusacell also provides cellular services to all subscribers of other non-wireline cellular operators in Mexico while such subscribers are temporarily located in a region served by Iusacell.

An operator (a host operator) providing service to another operator's subscriber temporarily located in its service region (an in-roamer) earns usage revenue. Iusacell bills such other operator (the home operator) of an in-roamer for the in-roamer's usage. In the case of roaming by an Iusacell subscriber in the region of a host operator (an out-roamer), Iusacell is billed by the host operator for the subscriber's usage. Iusacell remits the billed amount to the host operator and bills its own customer, the out-roamer, without any markup. As a result, Iusacell retains the collection risk for roaming charges incurred by its own subscribers. Conversely, roaming charges billed by Iusacell for in-roaming usage by subscribers of other non-wireline operators are the responsibility of those operators. Roaming charges between non-wireline operators are settled monthly.

Interconnection charges owed to Telmex and long-distance charges owed to the carrier as a result of roaming are the responsibility of the host operator. In addition to higher per minute charges for airtime (as compared to home region rates), the host operator is entitled to receive a fee for each day roaming service is initiated. In-roaming fees and usage revenue represented 3.9% of Iusacell's total revenues for the year ended December 31, 1997 and 3.6% of Iusacell's total revenues for the year ended December 31, 1998. Out-roaming charges represented 5.2% of Iusacell's total revenues for the year ended December 31, 1997 and 5.4% for the year ended December 31, 1998.

Iusacell has signed over 54 agreements with United States and other foreign operators to provide its subscribers with international roaming capabilities. These operators include Bell Atlantic Mobile, AT&T Wireless, BellSouth Mobility, Rogers Cantel and AirTouch Communications. Iusacell is continually reviewing opportunities to enter into agreements with other cellular operators to expand its international roaming capabilities. In addition, Iusacell provides, through the National Automatic Cellular Network, automatic call delivery throughout most of the United States, including Puerto Rico, and Canada, whereby Iusacell subscribers may receive telephone calls from Mexico without the caller having to dial access codes.

Personal Communications Services

In May 1998, Iusacell won auctions for concessions of 1.9 GHz personal communications services frequencies in Regions 1 and 4 in northern Mexico for which Iusacell paid Ps. 493.2 million (U.S.$49.8 million; U.S.$57.3 million including value added tax) in June and September 1998. These two regions include the cities of Monterrey and Tijuana, and combined represent approximately 11 million POPs or 11% of Mexico's population. Iusacell intends to launch service in Region 4 in the first quarter of 2000, subject to obtaining financing.

Long Distance Services

In August 1996, Iusacell became one of Telmex's first competitors in long distance service when Iusacell began to provide long distance services to its cellular subscriber base in Mexico pursuant to the 30-year concession to Iusatel which was awarded in October 1995 and was modified in December 1997. Iusacell's competitors in long distance include the 16 other companies granted concessions, including Telmex, the former long distance monopoly. Iusacell believes that competition in the Mexican long distance market has stimulated growth in demand for long distance service; as prices dropped approximately 30%, long distance traffic increased nearly 14% in 1997 compared to 1996. During 1998, there were no significant price changes and long distance traffic increased 11% compared with 1997.

Iusacell currently provides long distance service using its own switches and transmission equipment and a combination of fiber optic lines, microwave links, satellite transmission and lines leased from Telmex. At December 31, 1998, Iusacell provided long distance service in 60 cities to 782,549 customers, approximately 771,573 of whom were existing customers for Iusacell's other services. Iusacell has chosen not to commit significant marketing resources to the presubscription balloting process, from 1997 to the present, and as a result fared poorly in initial balloting results. Revenues related to long distance services represented 10.5% of total revenues for the year ended December 31, 1998. See "--The Telecommunications Industry in Mexico--Market Liberalization" and "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations."

Iusacell's long distance concession provides for coverage and technological investment requirements. If Iusacell does not satisfy such requirements, it may have to pay fines and penalties and potentially lose its long distance concession. After evaluating the commercial feasibility of complying with its initial concession, Iusacell requested that the SCT and the COFETEL modify the terms of such concession to reflect a more rational business plan. In December 1997, the government granted the modification request, authorizing a change in the coverage requirements and increasing flexibility in the choice of transmission technology, significantly reducing Iusacell's investment requirements. See "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations--Other Material Trends and Contingencies-- Regulatory Developments--Long Distance Concession."

Iusacell further reduced the capital investment for its long distance business by entering into a fiber optic cable swap agreements with two other long distance companies, Marcatel and Bestel, in March 1998 and December 1998, respectively. These agreements have allowed Iusacell effectively to acquire fibers in the long distance fiber optic networks being built by Marcatel and Bestel in central and northern Mexico in exchange for fibers in the long distance fiber optic network Iusacell was building in central Mexico. See "-- Government Regulation--Concessions and Permits--Long Distance" and "Item 9-- Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources--Capital Expenditures."

Other Services

Paging

On December 14, 1995, Iusacell and Infomin formed Infotelecom as a joint venture to market national and international paging services. Iusacell owns 49% of Infotelecom, Infomin owns 49%, and the remaining 2% is owned by Jose Ramon Elizondo, a director of Iusacell. Infomin has a concession, which expires on July 20, 2009, to provide nationwide paging services in Mexico. Under the Infotelecom joint venture agreement, Infomin is obligated to contribute this concession to Infotelecom. See "--Government Regulation--Concession and Permits--Paging."

Pursuant to a marketing agreement between Iusacell and Infomin, Infotelecom has the right to market national paging services on behalf of Infomin, and Infotelecom is required to make monthly payments to Infomin equal to 5% of all gross revenues for the preceding month. This payment represents the amount which Infomin, as the concession holder, must pay the SCT for the right to provide paging services.

Infotelecom began marketing paging services in August 1996 and, at December 31, 1998, provided service in 17 cities including Mexico City, Guadalajara, Monterrey, Puebla, Cuernavaca, Toluca, Queretaro, Leon and Ciudad Juarez. Infotelecom plans to expand the marketing of paging services to a total of 30 cities by early 2000. Iusacell plans to take advantage of its existing cellular network and its operating and administrative resources in order to achieve cost efficiencies in the provision of paging services. As of December 31, 1998, Infotelecom had 26,361 paging customers. Revenues related to paging services represented 1.6% of total revenues for the year ended December 31, 1998. See "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations."

Under their joint venture agreement, Iusacell and Infomin valued the Infomin paging concession at U.S.$10.5 million, and Iusacell agreed to fund the first U.S.$10.5 million of Infotelecom's cash requirements before Infomin would be required to make pro rata cash contributions. In December 1998, Iusacell and Infomin determined the appropriate manner in which to capitalize Infotelecom. Up to that time, Iusacell had been funding the joint venture by means of loans. On December 31, 1998, Iusacell capitalized Ps.111.0 million (U.S.$11.2 million) in advances to Infotelecom, including Ps.41.2 million (U.S.$4.2 million) in interest which was not credited against the U.S.$10.5 million required to be funded by Iusacell. U.S.$9.0 million of such capitalization was applied against the U.S.$10.5 million to be funded by Iusacell.

Local Telephony

Iusacell operates a mobile nationwide IMTS radiotelephone network in the 440-450 MHz, 485-495 MHz and 138-144 MHz frequency bands, providing local radiotelephone services to commercial and noncommercial customers across Mexico. As of December 31, 1998, Iusacell had 226 IMTS radiotelephone subscribers with average monthly billings for the year ended December 31, 1998 of approximately Ps.1,100 (U.S.$111.1) per customer. Due to the substitutability of cellular service for IMTS service, Iusacell is negotiating the cessation of IMTS service and the migration of IMTS subscribers to cellular service or local telephony services with the SCT and the COFETEL.

Iusacell also operates public and rural telephony programs, utilizing available cellular capacity. These programs provide telecommunications services through cellular telephones in phone booths, intercity buses and rural areas. The provision of services in this way fulfills the terms of Iusacell's concessions for the provision of cellular telephone service and utilizes Iusacell's cellular network to provide telecommunications coverage in areas with little or no basic service. As of December 31, 1998, Iusacell had 10,611 cellular telephones in service under its public and rural telephony programs.

As of December 31, 1998, Iusacell was providing, on a trial basis pending approval from the SCT, local wireless service in the 450 MHz frequency band to 16,198 customers in selected markets in Region 9. The 1998 average monthly minutes of use for these trial subscribers who had average monthly billings of approximately Ps.225 (U.S.$23) per subscriber, excluding long distance charges, was approximately 296 minutes per subscriber divided equally among incoming and outgoing calls. Iusacell believes that there is substantial unmet demand for telephone service in Mexico as demonstrated by the relatively low level of residential wireline, business wireline and cellular penetration. See "--The Telecommunications Industry in Mexico-- Underserved Telephony Market."

Iusacell has experienced substantial delays in obtaining the SCT's approval of its technical and economic plans for local wireless service in the 450 MHz frequency band. However, on June 10, 1997, the SCT and Iusacell reached agreement on a process by which Iusacell could obtain a concession issued and recognized by the SCT to provide local wireless service in the 450 MHz frequency band. Under this agreement, Iusacell would convert and consolidate its existing concessioned radiotelephony frequencies into 450 MHz spectrum in Regions 4, 5, 6, 7 and 9 and would have a right of first refusal to acquire the concessions to provide local wireless service over such frequencies at prices derived from the prices of the winning bids in the auctions for 450 MHz and 1.9 GHz (PCS) frequency bands concluded in May 1998. These auctions yielded a right of first refusal exercise price estimated at U.S.$2.25 million for all five regions. However, neither the SCT nor the COFETEL has formally notified Iusacell of the exact right of first refusal exercise price, the payment terms or the coverage/build-out requirements relating to the concessions, all of which are necessary for Iusacell to properly decide whether to exercise its right of first refusal.

As a result of the delays experienced by Iusacell and the uncertainty relating to its ability, at a commercially acceptable cost, to implement full scale local wireless service in the 450 MHz frequency band, Iusacell is exploring alternatives for providing local telephony services, such as limited zone wireless services in the 800 MHz (cellular) or 1.9 GHz (PCS) frequency bands deploying digital technology that permits mobility or fixed wireless services over such bands. If Iusacell were to determine that it would be preferable to pursue such an alternative rather than to continue to pursue local wireless service in the 450 MHz frequency band, such alternative could require the acquisition of concessions, other regulatory approvals and the payment of substantial fees. Iusacell expects to make its decision on the overall strategy for providing local telephony services before the fourth quarter of 1999.

In September 1998, Iusacell determined that, because of many factors, including the impact of changing technology since the initiation of the 450 MHz fixed local wireless project in 1994, an impairment of its investment in 450 MHz TDMA technology had occurred. As a result, Iusacell recorded a substantial non-cash writedown of its investment in the 450 MHz fixed local wireless project. See "--Government Regulation--Concessions and Permits--Local Telephony," "Item 9-- Management's Discussion and Analysis of Financial Condition and Results of Operations--Local Telephony in the 450 MHz Frequency Band" and "Item 9-- Management's Discussion and Analysis of Financial Condition and Results of Operations--Non-recurring charges."

In expanding its local telephone services, Iusacell plans to capitalize on synergies between its mobile wireless and local wireless services, utilizing its existing cellular network and anticipated 1.9 GHz (PCS) network for connections with the local subscribers' premises. Furthermore, Iusacell believes that local wireless service requires a lower infrastructure investment per line than landline service.

In January 1996, Iusacell's long distance subsidiary applied to modify its concession to allow it to provide local wireline service, including dedicated circuits, local switching and data service. This request was reasserted in Iusacell's October 1997 application to modify its long distance concession. See "--Long Distance Services." This request was rejected for procedural reasons in July 1998, and the subsidiary is considering filing a modified application. Iusatelecomunicaciones, S.A. de C.V., Iusacell's 450 MHz local wireless subsidiary, is also considering filing for a local wireline concession. While Iusacell currently does not anticipate that the provision of local wireline service will become a significant part of its services, it may provide, on a case-by-case basis, local wireline telephone service as part of its overall provision of telecommunications services.

Data Transmission

Iusacell began providing data transmission services in 1993. Iusacell provides both public and private data transmission primarily using excess capacity in its microwave backbone in its existing cellular network in Region 9, and satellite transmission through Satelitron, S.A. de C.V., a joint venture among Iusacell, Hughes Network Systems and another partner which provides a shared hub for private networks. Iusacell currently intends to sell its interest in Satelitron. Iusacell provides its data transmission services primarily to the financial services and consumer products industries.

Microwave Transmission

In December 1998, the SCT issued three 20 year concessions to Punto a Punto Iusacell, S.A. de C.V., a joint venture between Iusacell and Mr. Jose Ramon Elizondo, a director of Iusacell, for short haul microwave frequencies in the

15 GHz and 23 GHz frequency bands won at auction. Punto a Punto Iusacell paid approximately Ps.33.3 million (U.S. $3.4 million) for these concessions. These frequencies are being used to interconnect Iusacell's cell sites, business customers and other networks. Additionally, Iusacell has an obligation to lease these frequencies to other users to enable them to install their own microwave links. No such leasing is currently taking place.

In March 1999, Punto a Punto Iusacell began to participate in the auctions for long haul microwave frequencies in the 7 GHz frequency band. This auction is still ongoing.

Marketing

With the assumption of control by Bell Atlantic, Iusacell has redefined its marketing strategy for achieving profitable growth, particularly in its cellular business. More recently, Iusacell has focused its marketing strategy on the CDMA digital cellular business, where there is greater per subscriber usage and revenues. Iusacell seeks to increase its average monthly revenue per subscriber, aggressively grow its cellular subscriber base, decrease the cost of acquiring additional subscribers and reduce contract churn and prepay turnover by improving its marketing to its existing and potential cellular subscribers.

Iusacell's subscribers consist of contract and prepay customers who can be classified as high, moderate or low-usage customers. Iusacell is implementing distribution, advertising, customer service support and pricing plans targeted to each specific customer segment and to increase airtime usage.

Contract Subscribers

Contract subscribers seek uninterrupted mobile cellular service, including long distance, roaming, access to high-quality customer service and the ability to choose among value-added services such as call waiting, *911 service, short message service, caller identification and conference call service, all for one monthly fee.

High-usage contract subscribers include corporate customers, professionals, owners of small to medium-sized businesses and other subscribers who have a high need for mobility and who rely on cellular service daily. These subscribers are willing to pay a higher monthly fee in exchange for a large block of free minutes, a lower airtime rate and a full range of value-added services and customer service conveniences. These subscribers are concentrated in analog and digital premium plans. Iusacell is aggressively pursuing customer growth in this segment, particularly with its "New Millennium" digital plans, through targeted marketing and distribution, advertising campaigns, pricing plans and special promotions.

Moderate-usage contract subscribers include some professionals, small business owners and residential customers who use cellular services frequently and require the reliability of a contract plan, but do not generate the monthly MOUs of high-usage contract subscribers. Iusacell plans to continue to generate revenue from this segment through targeted marketing and distribution, advertising, pricing and special promotions. Iusacell seeks to migrate these customers to digital service as well.

While Iusacell does not target low-usage contract customers as aggressively as other customers, it provides service options to meet the requirements of this subscriber group. The low-usage contract plan segment consists primarily of residential customers and small business owners who prefer the reliability of contract plan service, but whose usage may not justify the inclusion of various value-added services in the fixed monthly charge. This segment is targeted through Iusacell's group of independent distributors and, to some extent, through its commission agents and advertising programs. Three pricing plans are currently offered to meet the needs of low-usage contract customers.

Prepay Subscribers

Since the inception of the prepay plan in 1996, the number of prepay subscribers has grown to represent approximately 63.3% of Iusacell's subscribers at December 31, 1998. A prepay subscriber can activate a cellular phone at a Iusacell customer sales and service center, purchase a prepaid card with a fixed amount of credit to be used over a period of up to 180 days and credit the prepaid card value to the subscriber's account either at a customer service center or by a phone call. Such a customer will have access to incoming and thereafter outgoing cellular service until the credit is fully used or otherwise until the card expires at the end of 180 days, whichever occurs first, and will have access to incoming local cellular service for an additional 185 days without activating a new card. See "--Cellular Services-- Prepay Customers."

Iusacell believes that prepay plans are attractive to a wide range of cellular customers. In addition to helping customers control costs, a prepay program has no monthly bill and allows customers to prepay for cellular services in cash. The prepay market is composed of customers who, among others, typically earn a variable income and prefer not to make a fixed financial commitment, do not have the credit profile required to purchase a contract plan or seek cellular services for emergency or limited use only.

Iusacell believes the prepay service offerings provide an opportunity to improve margins because, compared to the average contract plan, prepay plans involve higher average per minute airtime charges, a lower cost to acquire prepay subscribers and the absence of billing costs, credit concerns and payment risk. Prepay customers are also potential customers for other services and products offered by Iusacell. However, prepay customers, on average, have substantially lower minutes of use than contract customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per customer. Iusacell focuses marketing efforts on increasing usage by its prepay customers, including migrating qualified prepay customers to higher revenue contract plans.

As of the end of 1998, Iusacell had installed and substantially completed the migration of all of its prepay customers to its new VIVA prepay operating system in all four of its operating regions. This new operating system allows Iusacell to better track the usage patterns and identity of its prepay subscribers. The new operating system has improved customer satisfaction through automated reactivation, voice messaging and other value-added services, and has lowered the cost of support for prepay services. The new operating system, together with initiatives to increase the number of distribution points for prepay cards, adjust commissions to encourage distributors to sell prepay cards of higher denominations, improve customer care and otherwise improve the convenience of Iusacell's prepay program, has enhanced Iusacell's ability to add and retain prepay customers.

Distribution

Iusacell targets the various segments of its subscriber base through six sales and distribution channels: customer sales and service centers, corporate representatives, independent distributors, a direct sales force, commission sales agents and telemarketing. Iusacell is aggressively increasing the number of its points of distribution in order to acquire additional subscribers. At December 31, 1998, Iusacell had 2,820 points of distribution, compared to 918 and 228 at December 31, 1997 and 1996, respectively. These points of sale are comprised of 96 customer sales and service centers owned and operated by Iusacell, 712 points of sale operated by independent distributors who offer all Iusacell products and 2,012 points of sale for distribution only of VIVA prepay cards also operated by independent distributors.

Iusacell's redesigned sales force compensation plan is structured to motivate the sales force within each distribution channel through monetary incentives. In addition, this plan provides training so that the sales force is encouraged to activate profitable and loyal accounts, cross-sell the full line of Iusacell's service offerings and maintain its standards in advertising, promotions and customer service.

Customer Sales and Service Centers. Iusacell has reconfigured each of its customer sales and service centers to offer one-stop-shopping for a variety of cellular, long distance and paging services, as well as accessories. Walk-in customers can subscribe to cellular service contract plans, purchase prepay cards, sign up for long distance service and purchase equipment such as handsets, pagers and accessories. In an effort to maximize customer loyalty, reduce contract churn and prepay turnover, and increase average monthly revenue per subscriber through cross-selling, Iusacell continues to emphasize the customer sales and service centers that it owns and operates itself as a key distribution channel. In 1997, Iusacell opened or remodeled 17 customer sales and service centers, including 10 redesigned prototype customer sales and service centers incorporating a new uniform store design, which provided the basis for new and refurbished centers in the future. During 1998, Iusacell opened 22 new customer sales and service centers based on the experience gained from the ten prototype locations.

Corporate Representatives. To service the needs of its large corporate and other high-usage customers, Iusacell has created a dedicated corporate sales group, which, at December 31, 1998, included 86 full-time sales representatives. This group of trained representatives seeks to increase sales to high-usage customers by:

  . "bundling" combinations of services into customized packages designed to meet customers' requirements,

  . developing and marketing new services to satisfy the demands of such customers, and

  . educating corporate purchasing managers about alternative pricing plans and services.

Iusacell plans to increase the size and geographic reach of this sales force in the future.

Independent Distributors. In order to broaden its market, Iusacell maintains relationships with a broad network of 139 exclusive distributors that, at December 31, 1998, sold all of Iusacell's products at 712 points of sale and distributed VIVA prepay cards at an additional 2,012 points of sale. This includes a distribution contract with Precel, formerly one of Telcel's largest distributors, which, at December 31, 1998, provided exclusive distribution in 116 locations. In order to ensure that its standards are maintained at all distribution points, Iusacell provides assistance to its distributors in training, promotions and advertising. Iusacell also provides them with information on its customer base to allow the distributors to service Iusacell's customers effectively.

Direct Sales Force. As of December 31, 1998, Iusacell employed 17 direct sales representatives to target moderate-usage contract plan subscribers. These direct sales representatives travel extensively to deliver personalized service to subscribers such as small and medium-sized businesses and individuals. Iusacell also has established a program dedicated to servicing heavy users in a personal and expedient manner. Iusacell carefully selects, trains and motivates this sales force to maintain service standards.

Commission Sales Agents. Iusacell retains commission agents as a flexible sales force in all of its cellular regions. The agents function as cellular service brokers for Iusacell, working out of their own premises to better target their customers. These agents provide additional distribution outlets with minimal support from Iusacell. As of December 31, 1998, Iusacell had arrangements with 65 commission sales agents who distribute its products with no direct costs to Iusacell.

Telemarketing. From time to time, Iusacell engages telemarketing service providers to follow up on targeted mailings.

Advertising

Iusacell has launched an integrated media plan emphasizing the benefits of its products and supported by the Iusacell brand image, the logo for which was redesigned in 1997. Since that time, all product offerings have been marketed under the single, well-recognized IUSACELL brand name which was reinaugurated as IUSACELL Digital in February 1998, in anticipation of the digitalization of Iusacell's network and product offerings.

The media plan targets potential subscribers through a coordinated print, radio, television and fixed and moving outdoor advertising campaign. A key element of this integrated media plan is a periodic agency review, where the sales results of a given campaign are evaluated. The integrated media plan enables Iusacell to negotiate more favorable advertising rates. Television and print advertisements prominently feature an ad-response telephone number to solicit new customer inquiries. Trained representatives who are equipped to answer questions regarding services and products are available from 7 a.m. to 11 p.m. daily.

Customer Service

Iusacell views superior customer service as essential in order to distinguish itself in the competitive Mexican cellular telecommunications market. Iusacell trains its customer service representatives to ensure that each customer receives prompt attention, informed answers to any inquiries and satisfactory resolution of any concerns. Iusacell believes that enhanced customer service, especially after-sales support, is integral in developing brand loyalty and supports the efforts of its sales force to cross-sell its services and products. For prepay customers, the newly installed VIVA prepay operating system better tracks the usage patterns and identities of these subscribers. The new operating system has improved customer satisfaction through automated activation, voice messaging and other value-added services and has lowered the cost of support services.

To further enhance customer service, Iusacell has installed dedicated personal computer terminals linked to its billing system so that each customer service representative, either at an Iusacell customer sales and service center or at a Iusacell call center, can handle customer inquiries, billing questions and account payments with real-time data and a full customer profile in hand. Customer data gathered from such sources as the activation process, the billing system and exit interviews with customers who terminate service, allows Iusacell to better tailor its marketing strategy to each customer. Along with providing information as to how Iusacell can improve its customer service, this data is expected to enable representatives from each of the distribution channels to better target their sales approach to each customer when cross-selling Iusacell's services and products.

In early 1998, Iusacell opened two call centers that provide more automated and efficient service to customers through the use of state-of-the-art software and rigorous customer service training. By the end of 1998, these call centers consolidated the work previously done by six call centers. In 1998, Iusacell also began implementing the Customer Attention Support

Team (CAST) program in its busiest customer service centers in order to accelerate the problem resolution process. This program has also been expanded to include the majority of Iusacell's customer service centers in all four of its cellular operating regions.

Pricing

General. Iusacell offers a variety of flexible pricing options for its cellular service. The primary components of the contract pricing plans include monthly fees, per minute usage charges and a number of free minutes per month. The prepay program markets cards which credit a defined number of Pesos to a customer's account, to be utilized for outgoing calls over a period of no more than 180 days and for local incoming calls for 185 additional days. Most of the contract plans include a selection of free cellular handsets. The prepay plans do not provide free cellular handsets.

Contract Plans. The digital and analog contract pricing plans are designed to target primarily high and moderate usage contract subscribers. High-usage customers are typically willing to pay higher monthly fees in exchange for larger blocks of free minutes, value-added services, a free handset and lower per minute airtime charges under a single contract. Moderate-usage contract subscribers typically prefer pricing options which have a lower monthly charge, fewer free minutes and higher per minute airtime charges than those options chosen by high-usage customers.

With the introduction of CDMA cellular service in Region 9 in early 1998, Iusacell inaugurated five digital contract pricing plans. In September 1998, Iusacell added six more plans. The pricing plans for digital service target moderate and high-usage customers and offer incremental free minutes as a part of the basic monthly charge. The digital pricing plans offer different packages of additional services and features available only with CDMA technology.

In April 1999, in an effort to differentiate its digital product, Iusacell drastically simplified its digital contract plan offerings. Iusacell reduced the number of its contract plans from 11 to 5 and substantially increased the number of minutes included with the monthly fee when compared with previous comparable digital and analog contract plans.

To satisfy the more limited needs of the low-usage contract subscribers, Iusacell offers plans which offer a moderately priced, fixed monthly charge coupled with a high per minute airtime charge and relatively few free minutes.

Prepay Plans. In contrast to contract subscribers, prepay customers typically generate low levels of cellular usage, do not have access to value-added services (except for purchasers of Ps.500 prepay cards) or roaming, generally already own a handset and often are unwilling to make a fixed financial commitment or do not have the credit profile to purchase contract plan cellular services. Other prepay customers include vacationers and traveling business people who require cellular service for short periods of time. In addition to helping customers control costs, Iusacell's prepay programs have no monthly bill and allow customers to prepay for cellular services in cash.

In September 1997, Iusacell introduced its next-generation VIVA prepay service to replace its in-house Control Plus platform. VIVA provides for automated reactivation without human intermediaries and value-added services such as voice-messaging. VIVA prepay cards are available in denominations of Ps.100, 150, 250 and 500 although a new customer cannot be activated with a Ps.100 card. As of the end of 1998, VIVA had been implemented in all four regions and substantially all existing Control Plus customers had been migrated to VIVA.

Discounts on Incoming Calls. In response to competitive and market conditions, Iusacell offers discounts on the airtime charges of up to 50% for incoming calls for its customers who are in their home region and who have opted out of the calling party pays system. Beginning in May 1999, with the advent of the calling party pays modality, cellular customers who do not opt out of calling party pays do not pay airtime charges for incoming local calls (other than incoming local calls while roaming outside their home region).

Strategy. Iusacell intends to continually review market pricing and will attempt to increase prices, if economic and competitive conditions permit, to keep pace with inflation. In April 1997, Iusacell announced a weighted average increase of 14.8% for the per minute airtime price on all its contract and prepay plans. This weighted average price increase was calculated by applying the actual price increases announced in April 1997 to both peak and non-peak per minute airtime charges for each of Iusacell's contract and prepay plans, weighted by the ratio of each plan's contribution to overall airtime revenues during the month of February 1997.

In May 1997, Iusacell announced a weighted average increase of 4.5% for the fixed monthly charges on all its contract plans. This weighted average price increase was calculated by applying the actual price increases announced in May 1997 for all Iusacell's contract plans, weighted by the ratio of each plan's contribution to overall monthly fixed charges during the month of April 1997.

To maintain competitiveness, airtime prices were adjusted downward by 4.6% on a weighted average basis in October 1997 and another 1.0% on one of the low-end contract plans in November 1997. Also, in response to Telcel pricing actions and as a means of boosting traffic volumes and ultimately average revenue per subscriber, the airtime price for incoming calls was reduced by 25%-50% for all contract plans in October 1997.

In late March 1998, Iusacell raised airtime prices approximately 7.9% on average for contract plans and 13.6% for prepay customers. Because of market and competitive conditions, however, this increase was partially rolled back in early May 1998 for both contract and prepay customers and, in late May 1998, the remainder of the price increase for contract plans was reversed. As a result, however, a 9.9% price increase for prepay customers remained.

In August 1998, Iusacell filed with the COFETEL to register tariffs that would increase analog contract plan airtime prices in Region 9 by approximately 3% on a weighted average basis. Competitive conditions caused this price increase not to be implemented. In October 1998, Iusacell raised airtime prices for its contract plans by approximately 8% on a weighted average basis. In late March 1999, Iusacell raised airtime prices on its contract plans by approximately 12% on a weighted average basis and approximately 6% for prepay customers. These price increases remained in place as the competition matched the increases.

Activation, Billing and Collection Procedures

Iusacell can activate a phone within 30 minutes of receiving credit approval for customers who intend to pay their monthly charges with a credit card. For customers who intend to pay their monthly charges in cash, there is a credit review process of no longer than 48 hours prior to the delivery and activation of a cellular telephone and a requirement of a security deposit, depending on the contract plan, in a minimum amount equal to 1.5 times the corresponding monthly rental fee. For prepay customers, activation time is 30 minutes or less. Iusacell believes that its ability to activate a cellular telephone number promptly gives it a competitive advantage over Telcel.

Iusacell mitigates its credit exposure in five ways:

  . for those customers paying by credit card, by obtaining a credit report from the Bureau Nacional de Credito ("National Credit Bureau"), a Mexican affiliate of TransUnion Corporation,

  . by requiring payment to be made by credit card or, for those customers who do not pay by credit card, by requiring security deposits and conducting a credit investigation,

  . by requiring that contract customers purchase a bond, which provides for payment in the event of customer defaults, after the first year of service,

  .by establishing credit limits, and

  .by utilizing prepay cards, which eliminate all credit risk.

For 1997 and 1998, Iusacell reserved approximately 1.0% of its cellular revenues for doubtful receivables.

Iusacell has instituted customer retention procedures where a late-paying customer is contacted by a service representative prior to termination to urge such customer to settle his or her account and to inquire about the reasons for nonpayment. Iusacell believes that these follow-up procedures help decrease the rate of nonpayment and improve customer goodwill by allowing Iusacell to address any customer grievances which may have led to customer delinquency, helping to retain potentially profitable accounts.

Iusacell has also implemented a system to monitor MOU levels and the number of calls to certain geographic areas in order to identify abnormal usage by contract subscribers. When abnormal usage is detected, Iusacell contacts the subscriber to determine whether such usage has been authorized. Iusacell believes that these procedures are effective in reducing the number of billing disputes with subscribers and losses due to cellular fraud.

Billing is currently administered using eight different billing systems, including a customized version of Bell Canada's "Link" billing system in Regions 6, 7 and 9 and a new customer care and billing system provided by LHS Communications Systems, Inc. in Region 5. Iusacell compiles billing information from its switches on magnetic tape every 24 hours for processing by its billing systems. Protective and disaster recovery measures are taken in connection with all billing information.

In late 1997, Iusacell decided to implement the LHS customer care and billing system to support its cellular business in all of its regions. Although the implementation of the LHS customer care and billing system has experienced certain performance and stability problems in Region 5 due to software defects which have negatively impacted billing cycles and the implementation of flexible pricing discounts Iusacell expects that the new LHS system will ultimately improve processing speed and data integrity; will permit easier and more flexible access to customer information, thereby facilitating targeted marketing and resolution of customer complaints; and will help resolve Year 2000 compliance issues. In the future, Iusacell may determine to extend this new system to all of its product lines to permit a customer to receive a single bill for all services provided.

Iusacell expects to invest in 1998 and 1999 a total of approximately U.S.$17.7 million for the cellular portion of its new customer call and billing systems which will be largely implemented by the fourth quarter of 1999. See "Item 9 Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance" and "--Liquidity and Capital Resources-- Capital Expenditures."

Network and Equipment

Cellular Services

At December 31, 1998, Iusacell's integrated cellular network was composed of 7 cellular switches, 342 cell sites and 53 repeaters, and covers approximately 80% of total cellular regional POPs.

In December 1997, Iusacell signed an agreement with subsidiaries of Lucent Technologies, Inc. for the replacement of Iusacell's existing analog network equipment with Lucent Technologies analog and CDMA digital network equipment. This replacement began in February 1998 and is expected to be completed by the third quarter of 1999. In May 1998, Iusacell launched CDMA digital service in the Mexico City area of Region 9. In the fourth quarter of 1998, Iusacell introduced digital service in the cities of Guadalajara, Morelia, Leon, Queretaro, Puebla and Cuernavaca. Region 5 became Iusacell's first region to swap out completely to Lucent Technologies analog and CDMA network equipment in February 1999 and, since that time, Iusacell has been gradually swapping out the remainder of its network on a sub-region by sub-region basis.

Iusacell elected to deploy CDMA technology instead of TDMA technology based on its and Bell Atlantic's evaluation of the two technologies. Bell Atlantic is successfully using CDMA technology in most of its U.S. markets with favorable customer response. CDMA offers significantly greater call-carrying capacity, superior voice quality and lower fraud and is easier to upgrade than TDMA. Iusacell will maintain transmitting equipment to serve both analog and digital formats, and Iusacell is marketing dual-mode cellular telephones capable of sending and receiving both analog and digital transmissions. See "Item 9-- Management's Discussion and Analysis of Financial Condition and Results of Operations--Digitalization."

Iusacell's cellular network consists of digital switching systems that are capable of serving multiple markets. Region 9 is served by two Northern Telecom DMS 250 (MTX) switches and two Lucent Technologies 5ESS switches. Region 5 is served by one Lucent Technologies 5ESS switch. Analog customers in Regions 6 and 7 are served by two Northern Telecom DMS 250 (MTX) switches and digital customers in Regions 6 and 7 are currently served by the Lucent Technologies 5ESS switches in place in Regions 9 and 5. All switching equipment is fully networked.

Iusacell installed its first mobile switching center in 1989 in Region 9 and currently operates 187 cell sites in Region 9, providing telephone coverage to substantially all of the populated territory and major highway routes of Region
9. Regions 5, 6 and 7 currently operate with a total of 155 cell sites, resulting in cellular telephone coverage in all major population centers as well as along the principal highway routes in the regions.

Iusacell installed 71 cell sites and 5 repeaters in its regions during 1998 in an effort to increase geographic coverage, as well as boost call-carrying capacity within areas already covered, and removed from operation 4 cell sites and 9 repeaters in 1998. Iusacell installed one cell site in the first quarter of 1999 and plans to install 32 additional cell sites and 6 repeaters during the remaining three quarters. Iusacell increases call-carrying capacity and coverage by three principal means: "cell splitting," deploying "micro-cells" and using cell site repeaters or enhancers. Approximately 70% of the cells in Region 9 were created as a result of cell splitting.

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

Iusacell has a network operations and control center (NOCC) in Mexico City which oversees, administers and provides technical support to all regions. Iusacell plans to upgrade its NOCC by installing a new network management system that will provide more complete and automated surveillance capabilities and fault and performance management for all network equipment. The first phase of the NOCC upgrade became operational in the first quarter of 1999 and the second and final phase will become operational during the second half of 1999.

Other Services

Iusacell provides paging services primarily using its own cellular network facilities as well as 48 owned and one leased paging antennas. For long distance, Iusacell uses fiber optics and state-of-the-art digital systems. In particular, Iusacell uses its three long distance switches and its own fiber optic network and transmission equipment, as well as other facilities leased from Telmex and other competitors.

Iusacell provides private data transmission services, primarily using excess capacity in its microwave backbone in its existing cellular network in Region 9, and satellite transmission through its Satelitron joint venture, which provides a shared hub for private networks.

Iusacell's local wireless network, if implemented in the 450 MHz frequency band, is expected to be based on the most advanced digital switching, transmission and subscriber connection equipment that is readily available and commercially feasible. Iusacell would utilize its existing infrastructure, including one switch and 15 450 MHz cell sites, to the extent possible. If Iusacell opts to provide local wireless service through its 800 MHz cellular or
1.9 GHz (PCS) frequency bands, the digital technology that would be employed would offer additional features such as out-of-zone mobility.

Infrastructure Synergies

While cellular transmitters are unique to cellular service, towers can be used for cellular and paging transmissions, and the same physical infrastructure can be used for cellular, paging and long distance equipment. Synergies also exist in maintenance, work force training and equipment purchasing. Iusacell believes that, as it expands its non-cellular offerings, these synergies will allow it to reduce its infrastructure costs significantly and will reduce the time needed for implementation of a new service.

For a discussion of Iusacell's capital expenditure plans for its cellular and other services, see "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Capital Expenditures."

Competition

The offering of cellular services in Mexico is currently a regulated duopoly in each region. Iusacell's cellular competitor in all regions in which it provides service is Telcel, the holder of the Cellular B-Band concession for service throughout Mexico and the country's largest cellular provider. Cellular systems compete principally on the basis of quality of telecommunications services, customer service, price, breadth of coverage area, roaming capabilities and value-added services. Operators are largely free to set their own rates, provided they are set on the basis of cost. See "--Government Regulation."

Iusacell will face increasing competition from companies providing mobile wireless telecommunications services utilizing alternative technologies. Nextel de Mexico, S.A. de C.V. began marketing its enhanced specialized mobile radio services in 1998. In 1999, Iusacell will begin to face competition from the winners of 1.9 GHz (PCS) spectrum in the auctions concluded in May 1998. Pegaso commercially launched its PCS services in Region 1 in February 1999. Iusacell expects

Pegaso to begin to provide PCS services in at least some of the major cities in Iusacell's cellular regions during the second half of 1999. Iusacell also expects to face increasing competition from companies that provide services utilizing new technologies, such as satellite telephony.

In paging services, Iusacell competes with established companies such as Comunicaciones Mtel, S.A. de C.V. (Skytel), Operadora Biper, S.A. de C.V. (Biper), Enlaces Radiofonicos, S.A. de C.V. (Digitel), Comunicacion Dinamica Metropolitana, S.A. de C.V. (Coditel), Grupo Radio Beep, S.A. de C.V. and Buscatel, S.A. de C.V., a Telmex subsidiary. Some of Iusacell's paging competitors have already established nationwide paging networks, giving them a significant operational and marketing advantage over Iusacell. The COFETEL recently concluded auctions for a series of nationwide and regional concessions for frequencies to be used to provide two-way paging services, which we expect will become operational by mid-1999. Moreover, digital wireless providers, including Telcel, Pegaso and Iusacell, have begun to provide short message service, which is a paging service, over wireless frequencies.

In providing long distance telephone service, Iusacell faces or will face competition from 16 other concession holders, including Telmex and joint venture companies in which AT&T and MCI Worldcom have beneficial ownership interests. Presubscription balloting took place in 150 cities in 1997, 1998 and the first quarter of 1999 in which telephone customers chose their long distance carrier. Iusacell chose not to commit significant marketing resources to the balloting process and fared poorly in initial balloting results.

In the local telephony market, Iusacell expects to face significant competition from both Telmex, the existing monopoly, and new competitors providing service over the 1.9 GHz (PCS) and 3.4-3.7 GHz Wireless Local Loop frequency bands. See "--The Telecommunications Industry in Mexico--Market Liberalization."

In providing data transmission services, Iusacell competes for customers with Telmex, state-owned Telecom and the operational long distance companies. In addition, Iusacell believes that the current Mexican data transmission industry includes over 1,000 private networks that provide data transmission services.

International Joint Ventures

On September 12, 1997, Iusacell signed an agreement to sell its direct and indirect minority interests in its Ecuadorian cellular company, Conecel, and its Ecuadorian paging company, Corptilor, S.A., to a corporation controlled by the controlling shareholder of the majority shareholder of these companies. At the September 30, 1997 closing, Iusacell received U.S.$29.4 million in cash consideration for its direct interests in these companies, and in 1998 it received approximately U.S.$2.0 million, net of taxes, in respect of its indirect interest. Iusacell anticipates receiving, by the end of 1999, an additional U.S.$1.5 million, net of taxes, in respect of the liquidation of the company that held this indirect interest.

In December 1996, Iusacell sold a 51% stake in Iusatel Chile, a Chilean long distance company, and agreed to sell the remaining 49% upon acquisition from its previous partner. The second stage of this transaction was completed in early 1997. Iusacell received U.S.$5.0 million for the two sales. The sale transaction also included a capitalization of U.S.$13.3 million of obligations of Iusacell to Iusatel Chile. Iusacell received full payment in December 1997.

Government Regulation

Telecommunications systems in Mexico are regulated by the SCT and the COFETEL, an independent regulatory body within the SCT, pursuant to the 1995 Telecommunications Law (Ley Federal de Telecomunicaciones), which became effective on June 8, 1995. Regulations governing international long distance, domestic long distance and local telephony have been promulgated under the 1995 Telecommunications Law. However, some rules from the prior Law of General Means of Communication (Ley de Vias Generales de Comunicacion) and the rules promulgated under such law, including, without limitation, the Telecommunications Rules (Reglamento de Telecomunicaciones), which we collectively refer to as the Original Communications Laws, generally remain effective.

These laws and regulations define the regulatory structure applicable to the nationwide telecommunications infrastructure and the provision of telecommunications services. They govern, among other things, applications to install, maintain and operate telecommunications systems; the establishment of technical standards for the provision of telecommunications services; the grant, revocation and modification of concessions and permits; and the auction of spectrum.

In particular, the terms and conditions of concessions and permits granted under the Original Communications Laws, which is the case for most concessions and permits granted to Iusacell and its subsidiaries, should be governed by the Original Communications Laws and respected under the new regulatory regime until their expiration. The 1995 Telecommunications Law may grant rights enhancing those set forth in the Original Communications Laws. However, rates charged by holders of concessions and permits granted under the Original Communications Laws will continue to require prior approval from the SCT, unless such concession or permit is amended. Iusacell, whose four cellular concessions were granted under the Original Communications Laws, has requested an amendment of its concessions to permit it to register tariffs with the COFETEL without prior approval from the SCT.

Concessions and Permits

To provide public telecommunications services in Mexico through a public network, the service provider must first obtain a concession from the SCT. Pursuant to the 1995 Telecommunications Law, concessions for public networks may not exceed a term of 30 years, and concessions for radioelectric spectrum may not exceed a term of 20 years. Concessions may be extended for a term equivalent to the term for which the concession was originally granted, but not to exceed such 20- or 30-year limit, as the case may be. Concessions specify, among other things:

  .the type of network, system or service,

  .the allocated spectrum, if applicable,

  .the geographical region in which the holder of the concession may provide the service,

  .the required capital expenditure program,

  .the term during which such service may be provided,

  . the payment, where applicable, required to be made to acquire the concession, including, where applicable, the participation of the Mexican government in the revenues of the holder of the concession, and

  .any other rights and obligations affecting the concession holder.


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

Under the 1995 Telecommunications Law and the Foreign Investment Law (Ley de Inversion Extranjera), concessions may only be granted to Mexican individuals and to Mexican corporations in which non-Mexicans hold no more than 49% of their voting shares or which are not otherwise controlled by non-Mexicans, except that, in the case of concessions for cellular communications services, foreign investment participation may exceed 49% with the prior approval of the Mexican Foreign Investment Commission of the Mexican Ministry of Commerce and Industrial Development. There are no foreign investment participation restrictions in respect of operations conducted under permits.

A concession or a permit may be terminated pursuant to the 1995
Telecommunications Law upon:

  .  expiration of its term,

  .  resignation by the concession holder or the permit holder,

  .  revocation,

  .  expropriation, or

  .  dissolution or bankruptcy of the concession holder or the permit holder.

A concession or a permit may be revoked prior to the end of its term under certain circumstances, such as:

  .unauthorized interruption of service,

  .the taking of any action that impairs the rights of other concessionaires or permit holders,

  .failure to comply with the obligations or conditions specified in the concession or permit,

  .failure to provide interconnection services with other holders of telecommunications concessions and permits,

  . loss of the concession or permit holder's Mexican nationality in instances in which Mexican nationality is legally required,

  . unauthorized assignment, transfer or encumbrance of the concession or permit, of any rights under the concession or permit or of assets used for the exploitation of the concession or permit,

  . failure to pay to the Mexican government its fee for the concession or, where applicable, its participation in the revenues of the holder of the concession, and

  .participation of any foreign government in the capital stock of the holder of the concession.

In addition, the SCT may establish for any concession further events which could result in revocation of that concession.

The Mexican government, through the SCT, may also temporarily seize all assets related to a concession or permit in the event of a natural disaster, war, significant public disturbance or threats to internal peace and for other reasons related to preserving public order or for economic reasons. In addition, the government has the statutory right to expropriate a concession and assets related to its exploitation for public interest reasons. Under Mexican law, the Mexican government is obligated to compensate the owner of the assets in the case of a statutory expropriation or temporary seizure, except in the event of war. If the Mexican government temporarily seizes such assets, it must indemnify the concession or permit holder for all losses and damages, including lost revenues.

In the case of an expropriation, the amount of the compensation is to be determined by appraisers. If the party affected by the expropriation disagrees with the amount appraised, it may initiate judicial action against the government. Should no agreement be reached on the amount of the indemnity in the case of a seizure or expropriation, the determination will be made by an independent appraiser. Iusacell is not aware of any instance in which the SCT has exercised any of these powers in connection with a cellular company.

The Original Concession. Iusacell's right to provide radiotelephony, local wireless and data transmission services nationwide, as well as cellular service in Region 9, is based upon the concession granted to the predecessor of Iusacell's wholly-owned subsidiary, SOS Telecomunicaciones, S.A. de C.V., on April 1, 1957, as amended, which we refer to as the Original Concession. The term of the Original Concession is 50 years, and it expires on April 1, 2007. The Original Concession may, however, be revoked prior to such date in the event that SOS fails to comply with its terms or applicable law. The Original Concession is renewable upon timely application to the SCT, provided that SOS has complied with all of the requirements of the Original Concession and agrees to any new terms and conditions established by the SCT at the time of renewal.

In consideration for the Original Concession, SOS must make payments to the Mexican government equal to 5% of all gross revenues derived from services provided through its Region 9 cellular network and payments in an amount which is the greater of (i) 4% of all gross revenues and (ii) 10% of net income, in either case, derived from services provided through its nationwide radiocommunications network.

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

Initially, the Original Concession authorized only the installation and commercial operation of nationwide mobile (vehicle-installed) radiotelephone public service in the 132-144 MHz frequency range. Since then, however, the Original Concession has been amended numerous times, allowing Iusacell to expand the types of telecommunications services which it may offer. In 1978, the Original Concession was amended to grant SOS an additional allocation in the 440-450 MHz and 485-495 MHz frequency ranges in return for yielding a portion of its 132-144 MHz frequency range allocation. SOS retained the frequencies between 138 and 144 MHz.

Between 1986 and 1989, the Original Concession was further amended to enable SOS to provide fixed rural radiotelephony service, to offer telex and data transmission with the obligation to link its subscribers to the network owned by Telecom, and to interconnect its radiocommunications ground stations through satellite.

In 1989, SOS was authorized to install, operate and maintain a mobile public radiocommunications network with cellular technology in the 825-835 MHz and 870-880 MHz frequency bands in Region 9. In 1990, SOS was authorized to carry intra-regional cellular-to-cellular communications throughout Region 9 without being required to interconnect with the long distance carrier. In 1992, SOS was authorized to provide public data transmission service nationwide through its radio communications networks without the obligation to link its subscribers to the Telecom network.

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

In accordance with the 1995 Telecommunications Law, SOS applied to renew the Original Concession in March 1997. Moreover, in December 1996, Iusacell applied to divide the Original Concession into two concessions, one relating to the provision of cellular services over the 800 MHz frequency band in Region 9, which would not be subject to restrictions on foreign investment, and a second relating to the 450 MHz frequencies, which would be subject to restrictions on foreign investment. See "--Foreign Ownership Restrictions." Iusacell is currently negotiating the terms and conditions for such extension and division with the COFETEL.

Cellular Concessions. Mexico is divided into nine cellular regions. The SCT has allocated cellular telephone system frequencies in each region in the Cellular A-Band and the Cellular B-Band. In each region, Telcel holds the Cellular B-Band concession and its cellular competitor in each region holds the Cellular A-Band concession.

In Region 9, Iusacell holds the right to provide cellular service pursuant to an authorization granted to SOS by the SCT in 1989 under the Original Concession. In Regions 5, 6 and 7, Iusacell holds the right to provide cellular service through its subsidiaries Comunicaciones Celulares de Occidente, S.A. de C.V., known as Comcel, Sistemas Telefonicos Portatiles Celulares, S.A. de C.V., known as Portacel, and Telecomunicaciones del Golfo, S.A. de C.V., known as Telgolfo, respectively. Comcel, Portacel and Telgolfo each hold 20-year concessions expiring in 2010 which authorize these subsidiaries to install, operate, maintain and exploit mobile public radiotelephone networks with cellular technology for commercial use in the Cellular A-Band. In consideration for these authorizations and concessions, the subsidiaries made initial payments to the Mexican government and, in addition, must make payments as follows:

                                                              Percent of Gross
                                                             Revenues Payable To
         Subsidiary                                          Mexican Government
         ----------                                          -------------------
         Comcel.............................................           8%
         Portacel...........................................           7%
         Telgolfo...........................................           8%

By the terms of their concessions, Comcel, Portacel and Telgolfo must continually modernize their services after receiving approval of their technical and economic plans from the SCT. In determining whether to approve these plans, the SCT is authorized to consider whether the plans sufficiently address factors such as the public interest (including, without limitation, teledensity) and efficiency and uniformity in telecommunications throughout Mexico. These concessions may be revoked or terminated prior to their expiration dates in the event the concession holder fails to comply with the conditions established in the concessions or applicable law. The concessions may, however, be renewed for a term equal to the original term upon timely application to the SCT, provided that the concession holder had complied with all of the requirements of its concession and agrees to any new terms and conditions established by the SCT at the time of such renewal.

Paging. On December 14, 1995, Iusacell and Infomin formed Infotelecom as a joint venture to market national and international paging services. Infomin has a concession, which expires on July 20, 2009, to provide nationwide paging services in Mexico. Although the joint venture agreement between Iusacell and Infomin contemplates that Infomin will ultimately transfer its paging concession to Infotelecom, Infomin's paging concession prohibits foreign ownership of more than 49% of the voting shares of the entity holding the concession. Infomin, therefore, would be unable to contribute its paging license to the joint venture so long as Bell Atlantic continued to control the management of Iusacell and Iusacell continued to hold more than 49% of the voting shares of Infotelecom. In order to eliminate this obstacle to the transfer of the paging concession to Infotelecom, in December 1998, Iusacell sold a 2% interest in Infotelecom to Jose Ramon Elizondo, a director of Iusacell. As a result, Iusacell currently holds a 49% interest in Infotelecom. See "--Other Services--Paging." Infotelecom is required to make monthly payments to Infomin equal to 5% of all gross revenues for the preceding month. This payment represents the amount which Infomin as concession holder must pay the SCT for the right to provide paging service.

Long Distance. Iusacell's right to provide international long distance services is based upon a long distance concession granted by the SCT to Iusatel, S.A. de C.V. on October 16, 1995. The term of the long distance concession is 30 years and may be renewed upon timely application to the SCT, for an equal period of time, provided that Iusatel complies with certain requirements. Upon Iusacell's application, the SCT and the COFETEL modified this concession on December 17, 1997, authorizing a change in the coverage requirements and increasing flexibility in the choice of transmission technology.

Pursuant to the modified concession, Iusatel is required to comply with technical specifications and had to serve with its own infrastructure a minimum of 11 specified cities by July 31, 1998, 26 additional specified cities by December 31, 1999 and another 13 additional specified cities by December 31, 2000. See "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Capital Expenditures."

In February 1997, the Mexican Foreign Investment Commission conditioned its approval of Bell Atlantic assuming management control over Iusacell upon the requirement, among others, that Iusacell transfer at least 51% of the voting shares of Iusatel to Mexican investors on terms acceptable to the Foreign Investment Commission. In November 1998, Iusacell complied with this requirement by having Jose Ramon Elizondo, a director of Iusacell, agree to subscribe to 5.1% of the capital stock of Iusatel, comprising 51% of the voting shares thereof. Iusacell retained a 94.9% equity interest in Iusatel, including a 90% equity interest through the ownership of neutral limited voting stock (inversion neutra) and a 49% voting interest representing a 4.9% equity interest. See "--Foreign Ownership Restrictions."

Local Telephony. Iusacell believes its right to provide local telephony service is derived from the Original Concession. The Original Concession, as originally granted, permitted Iusacell to provide radiocommunications service to vehicle-mounted terminal equipment nationwide.

In 1986, the SCT amended the Original Concession to authorize Iusacell to provide fixed public radiotelephony service in rural areas nationwide in accordance with plans to be approved by the SCT. In 1990, the Reglamento de Telecomunicaciones was promulgated by the Mexican government which further modified the Original Concession.

These regulations classified radiocommunications services on the basis of the networks used to provide such services rather than upon the basis of subscriber terminal equipment. Radiocommunications networks are generally classified as either "fixed" or "mobile." Iusacell's radiocommunications network is a mobile network. In 1993, the SCT clarified the ability, and indeed the obligation, of SOS to interconnect customers of its nationwide radiocommunications network regardless of whether such customers use fixed, mobile or portable telephones.

Pursuant to the Original Concession, the commencement of construction and marketing of local wireless service in the 450 MHz frequency band on a commercial basis requires the prior approval of the SCT. Iusacell has never received the SCT's approval of its technical and economic plans for local wireless service in the 450 MHz frequency band.

However, in June 1997, the SCT and Iusacell reached agreement on a process by which Iusacell could obtain a concession issued and recognized by the SCT to provide local wireless service in the 450 MHz frequency band. Under this agreement, Iusacell would convert and consolidate some of its existing concessioned radiotelephony frequencies into 450 MHz spectrum in Regions 4, 5, 6, 7 and 9 and would have a right of first refusal to acquire the concessions to provide local wireless service over such frequencies at prices derived from the prices of the winning bids in the auctions for 450 MHz and 1.9 GHz (PCS) frequency bands concluded in May 1998.

These auctions yielded a right of first refusal exercise price estimated at U.S.$2.25 million for all five regions. However, neither the SCT nor the COFETEL has formally notified Iusacell of the exact right of first refusal exercise price, the payment terms or the coverage/build-out requirements relating to the concessions, all of which are necessary for Iusacell to decide whether to exercise its right of first refusal.

Iusacell is exploring alternatives for providing local telephony services, including limited zone wireless services in the 800 MHz (cellular) or 1.9 GHz
(PCS) frequency bands deploying digital technology that will permit mobility and fixed wireless services over such bands. If Iusacell were to determine that it would be preferable to pursue such alternatives, the acquisition of concessions, other regulatory approvals and the payment of substantial fees could be required. Iusacell expects to make its decision on the overall strategy for providing local telephony services before the fourth quarter of 1999.

In September 1998, Iusacell determined that, because of many factors, including the impact of changing technology since the initiation of the 450 MHz fixed local wireless project in 1994, an impairment of its investment in 450 MHz TDMA technology had occurred. As a result, Iusacell recorded a substantial non-cash writedown of its investment in the 450 MHz fixed local wireless project. See "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations--Local Telephony in the 450 MHz Frequency Band."

In November 1998, Mr. Jose Ramon Elizondo, a director of Iusacell, agreed to subscribe to 5.1% of the capital stock of Iusatelecomunicaciones S.A. de C.V., the Iusacell subsidiary which provides local wireless service in the 450 MHz frequency band on a trial basis, comprising 51% of its total voting shares. Iusacell retained a 94.9% equity interest in Iusatelecommunications, including a 90% equity interest through the ownership of neutral limited voting stock (inversion neutra) and a 49% voting interest, representing a 4.9% equity interest. See "--Foreign Ownership Restrictions."

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

Satellite Transmission Permit. On December 15, 1991, Satelitron, a joint venture among Hughes Network Systems, Iusacell and one other investor, was granted a 15-year permit to provide dedicated circuit services and private networks through Mexican satellites or any other satellites designated by the Mexican government. The Satelitron permit is renewable for 15 additional years upon timely application to the SCT, provided Satelitron has complied with all of the requirements of the permit and agrees to any new terms and conditions established by the SCT at the time of such renewal. Under this permit, Satelitron is required to make monthly payments to the SCT equal to 2.5% of all gross revenues derived from its provision of access to its satellite bandwidth, and 2.5% of all such gross revenues to Telecom for supervision and supporting services. Iusacell currently intends to sell its interest in Satelitron.

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

Value-Added Services Permit. On June 17, 1993, SOS was granted a permit to provide through its public network the following value-added telecommunications services to its cellular subscribers:

  . secretarial service,

  . voice mail, and

  . data transmission.

The term of this permit is the same as that of the authorization for using the Region 9 cellular network through which the value-added services are to be provided. Under this permit SOS is required to make annual payments to the Mexican government equal to 5% of all gross revenues derived directly from the provision of these services. In October 1994, Comcel, Telgolfo and Portacel were each granted a permit to provide secretarial services under the same terms granted to SOS, including the making of the annual payments to the Mexican government.

Foreign Ownership Restrictions

Pursuant to the 1995 Telecommunications Law and the 1993 Foreign Investment Law, holders of concessions to provide telecommunications services in Mexico, excluding providers of cellular service, cannot have a majority of their voting shares owned by, and cannot be otherwise controlled by, foreign persons. In February 1997, the Mexican Foreign Investment Commission conditioned its approval of Bell Atlantic assuming management control over Iusacell upon the requirement that, within a renewable period of 180 days, Iusacell would transfer at least 51% of the voting shares of Iusatelecomunicaciones and Iusatel to Mexican investors on terms acceptable to the Foreign Investment Commission. The Foreign Investment Bureau of the SECOFI twice extended the transfer deadline.

In November 1998, Iusacell complied with this requirement by transferring 51% of the voting shares of these two subsidiaries to Mr. Jose Ramon Elizondo, a director of Iusacell, by means of a subscription to capital. Iusacell retained 49% of the voting shares of these subsidiaries. Iusacell also holds another 90% of the capital of these subsidiaries through the ownership of neutral limited voting stock (inversion neutra) that does not constitute voting shares for purposes of the Mexican foreign investment laws. Consequently, Iusacell holds a 94.9% equity interest in these two subsidiaries.

In order to participate in the auctions for concessions for microwave frequencies concluded in September 1997, Iusacell formed Punto a Punto Iusacell, S.A. de C.V., a joint venture with Mr. Elizondo. The Mexican Foreign Investment Bureau has approved a capital structure substantially similar to that authorized for Iusatel and Iusatelecomunicaciones for the microwave joint venture.

In order to participate in the auctions for concessions for 1.9 GHz personal communications services frequencies concluded in May 1998, Iusacell formed Iusacell PCS, S.A. de C.V., another joint venture with Mr. Elizondo. The Mexican Foreign Investment Bureau approved a capital structure substantially similar to that authorized for Iusatel, Iusatelecomunicaciones and Punto-a-Punto Iusacell.

Moreover, in December 1998 Mr. Elizondo acquired a 2% interest in Infotelecom, S.A. de C.V., a company which commercializes paging services, from Iusacell. As a result, Iusacell currently holds only 49% of this entity, complying with the condition precedent necessary to allow its other partner, Infomin, S.A. de C.V., a Mexican controlled company, to transfer its paging concession to Infotelecom, as previously agreed with Iusacell. See "Item 13--Interest of Management in Certain Transactions--Interests of Directors."

Rates for Telecommunications Services

Under the Original Communications Laws, SCT approval was required for rates charged for all basic and certain value-added cellular services and for data transmission services. Historically, the SCT permitted rate increases based on the cost of service, the level of competition, the financial situation of the carrier and macroeconomic factors. Carriers were not allowed to discount the rates authorized by the SCT, although operators occasionally waived activation fees on a promotional basis. Interconnection rates were also authorized by the SCT. All terms of interconnection (such as point of interconnection) other than interconnection rates were negotiated between the regional non-wireline cellular carriers and Telmex under the SCT's supervision. Rates for dedicated circuit services through microwave networks, and dedicated circuits and private networks through satellites, were not regulated under the Original Communications Laws.

Under the 1995 Telecommunications Law, rates for telecommunications services, including cellular and long distance services, are now freely determined by the providers of such services. Providers are prohibited from adopting discriminatory practices in the application of rates. In addition, the SCT is authorized to impose specific rate requirements on those companies determined by the Federal Competition Commission to have substantial market power. All tariffs for telecommunications services, other than value-added services, must be registered with the COFETEL prior to becoming effective.

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

The Telecommunications Act of 1996 (the "1996 Act"), which became effective on February 8, 1996, includes provisions that open local telephony markets to competition and would permit regional Bell operating companies, such as Bell Atlantic, to provide interLATA services (long distance) and video programming and to engage in manufacturing. Under the 1996 Act, Bell Atlantic was allowed to provide certain interLATA (long distance) services immediately upon enactment, including interLATA (long distance) services originating outside the states where its subsidiaries provide local exchange telephone services and interLATA (long distance) services that are "incidental" to other permitted business such as wireless services.

However, the ability of Bell Atlantic and its affiliates to engage in businesses previously prohibited by the Decree, including providing interLATA (long distance) services originating in the states where Bell Atlantic's subsidiaries provide local exchange telephone service, and manufacturing CPE or telecommunications equipment, is largely dependent on satisfying certain conditions contained in the 1996 Act and related regulations.

Since Iusacell is affiliated with Bell Atlantic, its operations must comply with the terms of the Decree. Bell Atlantic obtained waivers under the Decree in 1986 and 1993 that together permitted it to conduct business outside the United States, subject to certain exceptions and restrictions. Under such exceptions and restrictions, a foreign telecommunications entity affiliated with Bell Atlantic (an "FTE"), such as Iusacell, could not provide interexchange (long distance) telecommunications services between points in the United States or own any international telecommunications facilities in the United States.

As to telecommunications traffic between the United States and a foreign country, an FTE could provide only the foreign "half" of such traffic. An FTE was prohibited from discriminating in handling traffic to and from the United States and was limited as to interests it could own in international cables and satellite facilities to and from the United States. Finally, an FTE was prohibited from exporting to the United States any telecommunications equipment or CPE manufactured outside the United States.

The 1996 Act eliminated certain restrictions under the Decree including:

  . restrictions that precluded an FTE from providing the United States "half" of traffic originating in a foreign country,

  . restrictions on exporting to the United States telecommunications equipment or CPE manufactured outside the United States, and

  . restrictions on providing interLATA (long distance) telecommunications services between points in the United States or international long distance service originating in the United States, and from owning international telecommunications facilities in the United States subject to the same conditions that Bell Atlantic must satisfy under the 1996 Act and any regulations promulgated thereunder with respect to interLATA (long distance) telecommunications services originating in the states in which Bell Atlantic's local exchange subsidiaries provide service.

Under the 1996 Act, Iusacell may now provide both the foreign "half" and the United States "half" of telecommunications traffic originating in Mexico (or any other foreign country) and may now carry international telecommunications traffic which, although routed through the United States, neither originates nor terminates in the United States. In addition, Iusacell may, on a resale basis, carry United States originated traffic bound for Mexico (or other foreign countries) so long as traffic originates outside the states where Bell Atlantic's subsidiaries provide local exchange telephone service.

In 1996, Iusatel applied for and received authorization under Section 214 of the United States Communications Act of 1934 to become a facilities-based provider of international long distance services from the United States (the "Section 214 Authorization"). The Section 214 Authorization was transferred to a Peralta Group entity in January 1996. Because the restructuring of Iusatel to comply with the 1995 Telecommunications Law and the Foreign Investment Law has been completed, Iusatel and such Peralta Group entity intend to seek to formally return control of the Section 214 Authorization to Iusatel. Iusacell has not yet determined whether it will engage in activities permitted by the 1996 Act or, upon any reassignment to Iusatel, the Section 214 Authorization. If Iusacell chooses to engage in such activities, no definitive prediction can be made as to the specific impact of such activities on Iusacell's business, financial condition or results of operations.

Other laws of the United States may restrict activities of Iusacell by virtue of Bell Atlantic's ownership interest, including laws and regulations that restrict trade with, and investments in, specific countries, as well as the United States Foreign Corrupt Practices Act. The Foreign Corrupt Practices Act is also applicable to Iusacell because its securities are listed on the New York Stock Exchange.

The Iusacell Shareholders Agreement contains provisions designed to require Iusacell to refrain from taking any actions that would cause Bell Atlantic to be in violation of applicable law.

Employees

At December 31, 1998, Iusacell and its subsidiaries had an aggregate of 2,250 full-time and part-time employees. Approximately 37.0% of the employees were members of a labor union. Iusacell has never experienced a work stoppage and management considers its relationship with its employees to be good.
ITEM 2. Description of Property

Throughout the regions served by its cellular operations at, December 31, 1998, Iusacell operated 96 customer sales and service centers and a total of 341 cellular 800 MHz cell sites, 15 fixed local wireless 450 MHz cell sites, 56 repeaters, seven mobile switching centers, one switch for local wireless service, three switches for long distance service and 49 paging antennas.

Iusacell generally leases the land where its customer sales and service centers, cell sites, antennas, microwave transmission equipment and mobile switching centers are located. Iusacell owns and leases administrative offices in Mexico City as well as in Guadalajara, Puebla, Monterrey, Leon and Ciudad Juarez. Iusacell generally owns its cellular network equipment, subject to liens.

ITEM 3. Legal Proceedings

Although Iusacell is a party to some legal proceedings in the ordinary course of its business, management believes that none of these proceedings, individually or in the aggregate, are likely to have a material adverse effect on Iusacell.

Suit Against Telmex and Telcel

A ruling by the Federal Competition Commission is still pending on the suit filed by Iusacell in November 1995, against Telmex and Telcel, claiming that the two companies have engaged in monopolistic practices in the Mexican telecommunications market, including unlawful cross-subsidies by Telmex of Telcel's cellular phone operations.

As relief, Iusacell sought a declaration that Telmex and Telcel have violated Mexican antitrust laws; the imposition of applicable sanctions; the termination of the anticompetitive control that Telmex allegedly exercises over Telcel; the modification of the interconnection contracts between Telmex and Iusacell to eliminate anticompetitive provisions; the declaration of Telmex as a dominant carrier in the cellular market; the regulation of interconnection in a manner that promotes competition, including special regulation of Telmex as a dominant carrier; the regulation of the terms under which users have access to the different services that Telmex provides; the establishment of separate accounting standards for Telmex; and the establishment of regulations for unbundled and non-discriminating interaffiliate interconnection tariffs between and among Telmex and its affiliates.

Telmex and Telcel have filed various motions against the suit. In February 1997, the Federal Competition Commission imposed a fine of Ps.847,500 (approximately U.S.$106,000 at that time) on Telmex and Telcel for their refusal to provide the expert appointed by Iusacell with the necessary information to prepare his opinion on the cross-subsidies claim. Additional fines were to accrue on a daily basis. Telmex and Telcel filed for an injunction (amparo) against the Federal Competition Commission asserting that Mexican antitrust laws do not apply to Telmex and Telcel and questioning the constitutionality of the Federal Competition Commission. In October 1997, the Administrative Third Court of Appeals for the First Circuit in Mexico denied granting Telmex and Telcel a preliminary injunction. Telmex and Telcel appealed this denial to the Mexican Supreme Court, which has yet to determine the matter. In November 1998, in order to accelerate resolution of this matter, the Federal Competition Commission issued a new discovery order against Telmex and Telcel, confirming that the per diem fines accrued against Telmex and Telcel for their prior refusal to comply had reached approximately Ps.8.5 million (U.S. $860,000). Telmex and Telcel have filed an injuctive action (amparo) against this new discovery order and the imposition of the fine.

Suit by Mitsubishi

Mitsubishi Electronics America, Inc. filed a complaint with the Circuit Court of Cook County, Illinois, in the United States on July 18, 1996 against Iusacell, Bell Atlantic Corporation and Bell Atlantic Latin American Holdings, Inc. Mitsubishi's complaint alleges, among other things, that Iusacell breached a purported contract for the purchase of 60,000 local wireless telephone terminals at a cost of U.S.$510 each. Mitsubishi seeks judgment in an amount in excess of

U.S.$50,000 for each of three counts against Iusacell, plus punitive damages for one of those counts. Mitsubishi has filed answers to interrogatories claiming damages in an amount of U.S.$8,825,343. Iusacell's motions to dismiss the complaint for lack of personal jurisdiction and on substantive grounds were rejected, although the court reserved judgment on Iusacell's motion to dismiss for forum non conveniens. The litigation is now in the discovery stage; production of documents has largely been completed and depositions of witnesses has begun. Iusacell believes the lawsuit has no basis and does not anticipate that Mitsubishi will obtain a judgment in its favor for a material amount of money damages because, in Iusacell's view the purported contract was a non-binding letter of intent, and the purported reliance by Mitsubishi on negotiations with Iusacell to order terminal components was unreasonable and unwarranted. Accordingly, Iusacell has not yet created any contingency reserve with respect to the litigation.

Suit by Publicidad Ferrer

In February 1998, Publicidad Ferrer y Asociados, S.A. de C.V., Iusacell's former advertising agency, filed a complaint with the 39th Civil Superior Tribunal in the Federal District of Mexico against Iusacell. Publicidad Ferrer's complaint alleges that Iusacell improperly terminated its contract and seeks approximately Ps.23.7 million (U.S.$2.5 million) in damages in respect of lost commissions. In September 1998, the 39th Civil Superior Tribunal ruled in favor of Iusacell, finding no breach of contract and no damages. Publicidad Ferrer appealed to the Third Superior Tribunal in the Federal District of Mexico, which affirmed the lower court's ruling. Publicidad Ferrer then appealed to the First Circuit Collegial Tribunal of the Mexican Supreme Court. In June 1999, the First Circuit Collegial Tribunal reversed the ruling of the Third Superior Tribunal, finding Iusacell in breach and finding further that Publicidad Ferrer suffered Ps.23.7 million in damages. The First Circuit Collegial Tribunal remanded the case to the Third Superior Tribunal for sentencing in accordance with the guidelines set forth in its ruling. Upon remand, the Third Superior Tribunal found Iusacell in breach of its contract, but also ruled that the damages suffered by Publicidad Ferrer were only Ps.16.8 million (U.S.$1.8 million). Iusacell intends to file an injunctive action (amparo) against this sentence. Iusacell believes the First Circuit Collegial Tribunal exceeded the scope of its review in finding Iusacell in breach of contract and assessed damages incorrectly based on an expert's study of the Mexican advertising industry rather than on Iusacell's actual post-termination advertising.

Non-Judicial Disputes

In early 1999, the Mexican government enacted amendments to the Ley del Impuesto Sobre la Renta (Mexican Income Tax Law) pursuant to which holding companies, beginning January 1, 1999, were required to limit their tax consolidation to 60% of all of its subsidiaries. Prior to January 1, 1999, Iusacell prepared its tax returns on a fully consolidated basis (except for three non-wholly-owned subsidiaries which were 60% consolidated for tax purposes), benefiting from the ability to offset losses incurred by some subsidiaries against the gains of others within the consolidated group. In April 1999, Iusacell filed an injunctive action (amparo) with the Second Court in Administrative Matters of the Federal District of Mexico against these new income tax law amendments on the grounds that they were unconstitutional. The court has not yet issued any ruling relating to the amparo. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Income Tax, Asset Tax and Employees' Profit Sharing."

In May 1998, Iusacell discovered that its former corporate headquarters in Mexico City, of which one of its subsidiaries is the owner, was encumbered by liens for an amount in excess of the estimated fair market value of the property. The potential loss that may result due to the liens would be the book value of the building, which was Ps.83.4 million (U.S.$8.5 million) at December 31, 1998. Iusacell is currently analyzing the matter and the actions it needs to pursue to unencumber the property. We cannot assure you, however, that Iusacell will be able to remove the liens from such property and realize any value from such asset.

In April 1994, Iusacell and Northern Telecom Limited ("Nortel") entered into a five-year, U.S.$330.0 million agreement, which we refer to as the Nortel Agreement, pursuant to which Nortel would supply network switching equipment, switching center transmission equipment and radio base station equipment, as well as associated software and technical services, for the development of the 450 MHz local wireless network. Pursuant to a side letter agreement entered into in December 1995, the Nortel Agreement would terminate automatically if Iusacell's technical and economic plans for the 450 MHz project had not been approved by, or Iusacell did not receive a concession to provide local wireless telephony in the 450 MHz frequency band from, the SCT on or before December 31, 1997. Neither event having occurred on or prior to December 31, 1997, the Nortel Agreement has terminated. In 1994, as required under the Nortel Agreement, Iusacell made advance payments of U.S.$15.0 million in anticipation of 1995 and 1996 purchases which were never made. Iusacell now seeks a refund of such advanced funds. Nortel, however, has asserted that such advances should be credited against development costs.

In 1995, Iusacell entered into a U.S.$82.0 million purchase agreement with Telrad Telecommunications Electronics Industries, Ltd. for 450 MHz local wireless terminals. Iusacell terminated this agreement in November 1996 based on the failure by Telrad to meet delivery and government approval milestones and the failure to meet quality standards.

Although Iusacell believes that it has no further liability under the Telrad contract and has no further liability under the Nortel Agreement, we cannot assure you that Telrad or Nortel will not seek legal redress against Iusacell or that Telrad or Nortel will not succeed in obtaining damages from Iusacell. Although Iusacell believes that Nortel is legally obligated to refund the U.S.$15 million advance to Iusacell, there can be no assurance that Iusacell will succeed in obtaining such refund. See "--Government Regulation."

In 1996, Mexican tax authorities commenced tax audits on Iusacell and two of its subsidiaries. These audits were completed in early 1999. The Mexican tax authorities have assessed Iusacell a Ps.21 million (U.S.$2.1 million) penalty for purported incorrect deductions of certain interest expense for income tax purposes. Iusacell intends to pay this assessment when due.

ITEM 4. Control of Registrant

The Peralta Group currently owns approximately 43.8% of the economic interest of Iusacell and approximately 47.4% of the Company's voting rights. Bell Atlantic currently owns approximately 47.2% of the economic interest of Iusacell and approximately 50.1% of the Company's voting rights. The following table sets forth the current ownership of all classes of the capital stock of Iusacell by the Peralta Group and Bell Atlantic. Excluding shares held by the Peralta Group as disclosed below, the Company's remaining directors and executive officers as a group own less than 1% of the outstanding Series D shares and less than 5% of the outstanding Series L shares.

                                Identity of Person or                 Percent of
     Title of Class             Group                    Amount Owned   Class
     --------------             ---------------------    ------------ ----------
     Series A.................. Peralta Group            376,537,587     40.2%
                                Bell Atlantic            559,501,536     59.8
     Series B.................. Bell Atlantic              5,562,450    100.0
     Series D.................. Peralta Group            158,598,110     84.9
     Series L.................. Peralta Group             25,413,000     16.7
                                Bell Atlantic             38,792,690     25.5

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

In accordance with the bylaws of the Company and the Amended and Restated Shareholders Agreement dated as of February 18, 1997 (the "Iusacell Shareholders Agreement"), Iusacell's Board of Directors consists of 21 members. The Series A shareholders have the right to appoint ten Series A Directors and their alternates, the Series B shareholders have the right to appoint nine Series B Directors and their alternates, the Series D shareholders have the right to appoint one

Series D Director and an alternate and the Series L shareholders have the right to appoint one Series L Director and an alternate. Pursuant to the Iusacell Shareholders Agreement, Bell Atlantic and the Peralta Group each have the right to nominate two Series A Directors and their respective alternates and have agreed to vote their respective Series A shares to elect all such nominees. Bell Atlantic and the Peralta Group have also agreed to consult with each other to attempt to agree upon the remaining six Series A Directors and their alternates; in the absence of any such agreement, Bell Atlantic, as holder of a majority of the Series A Shares, has the right to nominate and elect such remaining Series A Directors and their alternates.

The Company's bylaws provide that resolutions of the Board of Directors shall be valid when approved by a majority of the vote of the members present, including the favorable vote of at least one Series A Director and one Series B Director. As a result, the Directors nominated by Bell Atlantic have the power under the bylaws to approve, without the affirmative vote of any other Directors, all resolutions of the Board of Directors. The Iusacell Shareholders Agreement, however, grants the Peralta Group supermajority rights with respect to certain transactions. For actions of the Board of Directors, a "supermajority vote" means the affirmative vote of a majority of the members of the Board of Directors, including at least one Series A Director, one Series B Director and one Series D Director. The following transactions are subject to a supermajority vote by the Company's Board of Directors:

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

Since January 1, 1998, each of Bell Atlantic Latin America Holdings, Inc. ("BALAH") and Bell Atlantic International, Inc. ("BAII"), acting on behalf of itself, its affiliates and its transferees, and one member of the Peralta Group, acting on behalf of the Peralta Group and its transferees, have the right to cause Iusacell to facilitate two registered secondary public offerings of its shares, subject to certain minimum ownership requirements. In addition, since January 1, 1998, each of BALAH and BAII and such Peralta Group member has a one-time option to cause Iusacell to effect a six-month shelf registration of its shares. After one party's exercise of its registration rights, all other parties having registration rights may elect to include their shares in the offering. Any party holding registration rights may not exercise such rights during the 90-day period commencing on the effective date of any registration statement filed by Iusacell for a primary equity offering in which gross proceeds are expected to exceed U.S.$30.0 million. The Iusacell Shareholders Agreement also provides that if Iusacell registers any equity securities for a primary or secondary offering after January 1, 1998, it must permit BALAH and BAII and the Peralta Group (and anyone to whom they have transferred shares otherwise than in a public offering) to include their shares in such offering. Iusacell has agreed to bear all expenses of any of the above-described primary or secondary offerings (other than the fees of counsel to the holders of the registration rights and underwriters' commissions and discounts). In addition, the Company has agreed not to effect any public sale or distribution of securities similar to those being registered during the period commencing 21 days prior to the effective date of a registration statement covering the registered securities and continuing until 90 days following such effective date.

In August 1998, Iusacell announced that its principal shareholders, Bell Atlantic and the Peralta Group, had agreed to recapitalize and restructure Iusacell. The principal objectives of this reorganization are to increase the liquidity of Iusacell's publicly-held shares, fund the acquisition of concessions and infrastructure to provide personal communications services in northern Mexico and create additional structural flexibility to obtain debt financing for Iusacell's capital expenditure program. As part of this reorganization, a new holding company has been created to effect an exchange offer of new holding company shares for Iusacell shares. Upon the consummation of this exchange offer, the new holding company will hold the shares of Iusacell. Bell Atlantic and the Peralta Group intend to enter into a new shareholders agreement with terms and conditions that are substantially similar to those contained in the Iusacell Shareholders Agreement. Upon consummation of the reorganization, Bell Atlantic will retain management control over the new holding company and Iusacell.

ITEM 5. Nature of Trading Market

Shares and ADRs

The series D and L shares of Iusacell are listed on the Bolsa Mexicana de Valores, S.A. de C.V. ("Mexican Stock Exchange"). The American Depositary Shares ("ADSs") representing such shares are listed on the New York Stock Exchange, Inc. (the "New York Stock Exchange" or "NYSE") under the symbols CEL.D and CEL, respectively. The ADSs are evidenced by American Depositary Receipts issued by the Bank of New York under separate Deposit Agreements among Iusacell, the Depositary and the holders from time to time of ADRs.

The following tables present for the periods indicated, the high, low and period end sales prices and the average daily trading volume of the series D and L common shares on the Mexican Stock Exchange as reported by the Mexican Stock Exchange, and the high, low and period end sales price and the average daily trading volume of the series D and L ADSs on the New York Stock Exchange as reported by the New York Stock Exchange.

                        Mexican Stock Exchange (in Ps.)

                                                                  Average Daily
Period                                          High   Low  Close Trading Volume
------                                          ----- ----- ----- --------------
                                                                     (shares)
Series D
First Quarter 1997.............................  7.15  4.94  7.15      2,081
Second Quarter 1997............................ 11.08  7.17 11.08        758
Third Quarter 1997.............................  9.77  9.77  9.77      2,484
Fourth Quarter 1997............................ 12.75  9.07 12.75    159,903
First Quarter 1998............................. 12.89 12.73 12.73      1,823
Second Quarter 1998............................  8.76  8.76  8.76        403
Third Quarter 1998.............................  8.52  4.00  4.00        661
Fourth Quarter 1998(/1/).......................  4.00  4.00  4.00          0
Series L
First Quarter 1997.............................  9.34  6.79  8.46     14,105
Second Quarter 1997............................ 13.97  8.98 13.97      6,489
Third Quarter 1997............................. 14.77 13.47 13.97     34,077
Fourth Quarter 1997............................ 17.24 12.97 17.20     44,456
First Quarter 1998............................. 18.86 16.27 18.86      5,818
Second Quarter 1998............................ 16.47 16.17 16.17        866
Third Quarter 1998............................. 14.56  4.90  4.90     14,452
Fourth Quarter 1998............................  8.50  4.50  8.10      1,935

                       New York Stock Exchange (in U.S.$)

                                                                  Average Daily
Period                                        High   Low   Close  Trading Volume
------                                        ----   ---   -----  --------------
                                                                      (ADSs)
Series D
First Quarter 1997..........................  9.625  5.605  8.375      9,958
Second Quarter 1997......................... 15.125  8.375 14.750     10,238
Third Quarter 1997.......................... 16.000 11.000 12.500      5,648
Fourth Quarter 1997......................... 15.875 12.000 15.250     13,277
First Quarter 1998.......................... 16.500 13.625 14.000     10,853
Second Quarter 1998......................... 13.813  9.250  9.250     10,888
Third Quarter 1998.......................... 12.188  3.875  4.656      6,211
Fourth Quarter 1998.........................  8.750  4.125  6.313      4,316
Series L
First Quarter 1997.......................... 12.000  7.125 10.375     54,169
Second Quarter 1997......................... 18.875 10.750 18.375     44,148
Third Quarter 1997.......................... 20.000 15.375 19.938     45,653
Fourth Quarter 1997......................... 22.438 17.125 21.688     38,135
First Quarter 1998.......................... 22.813 19.063 20.625     31,575
Second Quarter 1998......................... 20.563 13.625 13.750     33,946
Third Quarter 1998.......................... 16.500  4.563  4.938     47,167
Fourth Quarter 1998.........................  9.813  4.375  7.125     33,575

-------
(/1/)There was no trading of series D shares during this period.

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange, which was founded in 1894 and has operated continuously since 1907, is located in Mexico City and is Mexico's only stock exchange. The Mexican Stock Exchange is organized as a corporation, and its shares are owned by Mexico's 33 operating brokerage firms. These firms are exclusively authorized to trade on the floor of the Mexican Stock Exchange.

Electronic trading on the Mexican Stock Exchange takes place between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time, on each weekday other than public holidays. Lot sizes are of 1,000 shares. Brokerage firms are permitted to buy odd lots for their own account. The Mexican Stock Exchange publishes an official daily price list that includes price information for each listed security.

The Mexican Stock Exchange operates a system of automatic suspension of trading in a number of shares as a means of controlling excessive price volatility. Each day, a price band, with upper and lower limits, for such shares is established. If, during the day, a bid or offer in respect of a listed share is accepted at a price outside this band, trading in all series of shares issued by Iusacell of such listed shares is automatically suspended for one hour. The automatic suspension system does not apply to equity securities such as Iusacell's series D and L shares, which also trade in the form of depositary shares on exchanges, including automated quotation systems, other than the Mexican Stock Exchange, unless otherwise authorized by the CNBV. In addition, the Mexican Stock Exchange may also suspend trading of a security, including securities not subject to the automatic suspension system for up to five days if it determines that disorderly trading is occurring with respect to such security, which may be extended beyond five days if so approved by the CNBV.

Settlement is effected two trading days after a share transaction is completed on the Mexican Stock Exchange. Deferred settlements, even if by mutual agreement, are not permitted without the approval of the CNBV. All securities traded on the Mexican Stock Exchange are on deposit with Indeval, which commenced operations in 1979. Pursuant to the Mexican Securities Market Law of 1975, the only persons authorized to be shareholders of Indeval are the Mexican Central Bank, brokerage firms, securities specialists, stock exchanges, credit institutions and insurance and bonding companies. Indeval acts as a clearing house, depositary, custodian, settlement, transfer and registration institution for Mexican Stock Exchange transactions, eliminating the need for physical delivery of securities.

The Mexican Stock Exchange is Latin America's second largest exchange in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets. As of December 31, 1998, 195 Mexican companies were listed on the Mexican Stock Exchange, excluding mutual funds. During 1998, the ten most actively traded equity issues represented approximately 47.0% of the total volume of the shares traded on the Mexican Stock Exchange, not including public offerings. Although there is substantial participation by the public in the trading of securities on the Mexican Stock Exchange, a major part of such activity reflects transactions of institutional investors. There is no formal over-the-counter market for securities in Mexico.

Market Regulation and Registration Standards

On April 28, 1995, the National Banking and Securities Commission Law (Ley de la Comision Nacional Bancaria y de Valores) was enacted, which merged the former Mexican National Securities Commission with the Mexican National Banking Commission to create the CNBV, which now has supervisory jurisdiction over both banking and securities activities. The CNBV regulates the public offering and trading of securities and imposes sanctions on illegal use of privileged information. The CNBV regulates the Mexican securities market, the Mexican Stock Exchange and brokerage houses through a Board of Governors composed of 13 members, five of which are appointed by the Mexican Ministry of Finance and Public Credit.

In order to offer securities to the public in Mexico, an issuer must meet qualitative and quantitative requirements, and only securities for which a listing application has been approved by the Mexican National Securities Commission may be listed on the Mexican Stock Exchange. CNBV approval does not imply any kind of certification or assurance relating to the merits or the quality of the securities or the solvency of Iusacell. In 1993, the CNBV published general rules to implement an intermediate securities market in addition to the current market operated by the Mexican Stock Exchange in order to permit less liquid issues and issuers with a lower capitalization to participate in a public securities market. The general rules of the CNBV divide the Securities Section of the National Registry of Securities and Intermediaries, which we refer to as the RNVI, into two subsections, Subsection A and Subsection B.

In general, in order to become registered and maintain such registration in Subsection A of the RNVI, an issuer is required to meet more stringent qualitative and quantitative requirements than for Subsection B. To become registered in Subsection A, an issuer is generally required to have:

 . at least three years operating history unless the issuer is a holding company, in which case the issuer's principal subsidiaries must have an operating history of at least three years,

 . stockholders' equity of at least 125,000,000 unidades de inversion, which we refer to as UDIs, and are inflation-indexed currency units (equivalent to Ps.295.3 million or U.S.$29.8 million as of December 31, 1998),

 .  profits for the last three years of operation taken as a whole,

 . a public float of at least 15% of the capital stock on a fully diluted basis, and

 . as a result of its initial offering, at least 200 stockholders, with diversified individual participation with respect to the total amount of the offering.
To maintain their registration in Subsection A, issuers are required to have:

 . stockholders' equity of at least 62,500,000 UDIs (equivalent to Ps.147.6 million or U.S.$14.9 million as of December 31, 1998),

 . a public float of at least 12% of the capital stock on a fully diluted basis, and

 . at least 100 stockholders, whose individual participation is diversified with respect to the total capitalization of the issuer, in accordance with the current market price for the securities.

The CNBV has the authority to waive one or more of these requirements under certain circumstances.

The requirements for registration in Subsection B of the RNVI are similar to those for registration in Subsection A, except that the quantitative requirements are lower. The Mexican Stock Exchange carries out an annual review of each Subsection A issuer to determine if it continues to meet the eligibility requirements for registration in Subsection A. The registration of an issuer's securities may be reclassified to Subsection B if the issuer's stockholders' equity is less than 62,500,000 UDIs but more than 10,000,000 UDIs or, if as a result of a spin-off, the issuer does not meet the requirement for Subsection A but meets the requirements for Subsection B. In other instances, where an issuer fails to comply with any of the requirements for either Subsection, as appropriate, the Mexican Stock Exchange may request such issuer to submit a correction program. If the program is not submitted or complied with by the issuer, the registration and listing with the Mexican Stock Exchange may be canceled by the CNBV. Securities which are offered outside Mexico are required to be registered in the Special Section of the RNVI.

Iusacell is registered in Subsection A of the RNVI.

Pursuant to the Mexican Securities Market Law, the CNBV must be notified before stockholders of a company listed on the Mexican Stock Exchange effect one or more simultaneous or successive transactions affecting 10% or more of such company's capital stock, other than on the Mexican Stock Exchange. The holders of the shares being transferred in such transactions are obligated to inform the CNBV of the results of the transactions within three days of completion of the last transaction, or that the transactions have not been completed. The CNBV will notify the Mexican Stock Exchange of such transactions, without specifying the names of the parties involved.

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

From November 11, 1991 to October 20, 1992, Banco de Mexico permitted the Free Market Rate to fluctuate according to supply and demand within a moving band. In late December 1994, the Mexican government responded to exchange rate pressures first by increasing by 15% the upper limit of the Peso/dollar exchange rate band and then, two days later, allowing the Peso to fluctuate freely against the dollar. By December 31, 1994, the Peso/dollar exchange rate, which had been Ps.3.466 to $1.00 on December 19, 1994, was Ps.5.000 to $1.00. At December 31, 1996, 1997 and 1998 the Peso/dollar exchange rate was Ps.7.881 to $1.00, Ps.8.070 to $1.00 and Ps.9.901 to $1.00, respectively.

Fluctuations in the exchange rate between the Peso and the dollar affect the dollar equivalent of the Peso price of securities traded on the Mexican Stock Exchange, including the Shares and, as a result, are likely to affect the market price of the ADSs. The Peso devaluation most likely had a direct effect on the drop in the market price of the ADSs recorded after the devaluation. See "Item 5--Nature of Trading Market." Such fluctuations also would affect the dollar conversion by the Depositary of any cash dividends paid in Pesos on Shares represented by ADSs. Fluctuations in the exchange rate can also affect Iusacell's operating results depending on the terms of its contractual arrangements and the effect of the fluctuation on the specific industries served by Iusacell.

Except for the period from September through December 1982 during the Mexican liquidity crisis, Banco de Mexico consistently has made foreign currency available to Mexican private sector entities (such as Iusacell) to meet their foreign currency obligations. Nevertheless, in the event of renewed shortages of foreign currency, there can be no assurance that Banco de Mexico would continue to make foreign currency available to private sector companies or that foreign currency needed by Iusacell to service foreign currency obligations could be purchased in the open market without substantial additional cost.

Pursuant to the provisions of NAFTA, Mexico remains free to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors.

Foreign investment in capital stock of Mexican corporations in certain economic sectors, including cellular telephony, is regulated by the Foreign Investment Law (the "Foreign Investment Law") and the regulations applicable thereto (the "Foreign Investment Regulations"). Under the Foreign Investment Law, foreign investment is defined in general as the participation of foreign investors in the capital stock of Mexican corporations, or investments made therein by Mexican corporations in which foreign capital has a majority participation, and the participation of foreign investors in certain activities regulated by the Foreign Investment Law. Foreign investors are defined as non-Mexican individuals, non-Mexican legal entities and foreign entities without legal personality.

The National Commission on Foreign Investment (the "Foreign Investment Commission") and the National Registry of Foreign Investment are responsible for the administration of the Foreign Investment Law and Foreign Investment Regulations. In order to comply with restrictions on the percentage of their capital stock that may be owned by non-Mexican investors, Mexican companies that are engaged in specified restricted industries typically limit particular classes of their stock to ownership by Mexican individuals and Mexican corporations in which foreign investment has a majority participation.

As a general rule, the Foreign Investment Law allows foreign investment in up to 100% in the capital stock of Mexican companies, except for those engaged in certain specified restricted industries, such as basic telephone service, where foreign investment control is limited to 49% of the voting capital stock. Foreign investment may, however, participate in a proportion in excess of 49% of the voting capital stock of a Mexican corporation engaged in the cellular telephone business with the advance approval of the Foreign Investment Commission. Iusacell has applied for and obtained such approval. In addition to the limitations on share ownership, the Foreign Investment Law and Foreign Investment Regulations require that Mexican shareholders retain the power to determine the administrative control and the management of Mexican corporations engaged in industries in which special restrictions as to foreign investment are applicable.

Under Iusacell's By-Laws, and as permitted by the approval mentioned above, the shares of the Company are not restricted to Mexican ownership. Pursuant to Iusacell's By-Laws, the series A shares must always represent at least 51% of the voting stock of Iusacell.

ITEM 7. Taxation

General

The following is a general summary of certain anticipated U.S. and Mexican federal tax consequences of the ownership of Iusacell's 10% Senior Notes due 2004 (the "Notes"), its series D and L shares (the "Shares") and American Depositary Shares Representing such Shares (the "ADSs"). The tax treatment of a holder of the Notes, Shares or ADSs may vary depending upon the particular situation of the holder. The following summary of U.S. federal income tax consequences is limited to investors who are U.S. Persons (as defined below) (except as explicitly provided below) who will hold the Notes, Shares or ADSs as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code") and whose "functional currency" within the meaning of Section 985 of the Code is the dollar. Certain holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, holders that are not U.S. Persons, brokers-dealers and holders of 10% or more of the voting shares of the Company) may be subject to special rules not discussed below. The discussion below also does not address the effect of any United States state or local tax law on a holder of the Notes, Shares or ADSs. As used herein, the term "U.S. Person" means an individual who is a citizen or resident of the United States, a corporation organized in or under the laws of the United States or any state thereof, an estate or trust that is subject to United States federal income taxation without regard to the source of its income, and a trust, if both (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States persons have the authority to control all substantial decisions of the trust. In the case of a holder of the Notes, Shares or ADSs that is a partnership for United States tax purposes, each partner will take into account its allocable share of income or loss from Notes, Shares of ADSs, and will take such income or loss into account under the rules of taxation applicable to such partner, taking into account the activities of the partnership and the partner.

The summary does not constitute, and should not be considered as, legal or tax advice to holders of the Notes, Shares or ADSs.

The summary is for general information purposes only and is based upon the tax laws of the United States and Mexico as in effect on the date hereof, which are subject to change, possibly with retroactive effect. In addition, the U.S. Treasury has expressed concerns that parties to whom American Depositary Shares are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of American Depositary Shares. Accordingly, the analysis of the creditability of Mexican taxes described below could be affected by future actions that may be taken by the U.S. Treasury. Prospective purchasers of the Notes, Shares or ADSs should consult their own tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of Shares and ADSs, including, in particular, the effect of any foreign, state or local tax laws.

Mexico and the United States have signed and ratified a Convention for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income and Protocols thereto (collectively, the "Tax Treaty"). The Tax Treaty is currently in effect and provisions of the Tax Treaty that may affect holders of the Notes, Shares or ADSs are summarized below. Mexico has also executed double taxation treaties with other countries as well as agreements providing for the exchange of information with respect to tax matters, some of which are in force. The following summary does not take into account the effect of any such treaties. Holders must consult with their tax advisors as to their entitlement to the benefits afforded by the Tax Treaty.

In general, for U.S. federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the owners of the Shares represented by those ADSs.

Taxation of Distributions

U.S. Tax Considerations

Distributions paid out of current or accumulated earnings and profits with respect to the L Shares and D Shares represented by the Shares or ADSs will be includible in the gross income of a holder that is a U.S. Person (a "U.S. holder"), as ordinary income when the distributions are received by the Depositary or by the U.S. holder of a certificated ADR and will not be eligible for any dividends received deduction otherwise allowable to corporations under
Section 243 of the Code. To the extent that a distribution exceeds earnings and profits, it will be treated first as a return of the U.S. holder's basis to the extent thereof, and then as gain from the sale or disposition of a capital asset. Dividends paid in Pesos will be includible in the income of a U.S. holder in a dollar amount calculated by reference to the exchange rate in effect on the day the Pesos are received by the Depositary or by the U.S. holder of a certificated ADR. U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Pesos received which are not converted into dollars on the day the Pesos are received. Dividends generally will constitute foreign source "passive income" (or in the case of certain holders, "financial services income") for U.S. foreign tax credit purposes.

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

Mexican Tax Considerations

Dividends, either in cash or in any other form, paid with respect to the Shares (including Series B Shares and Series L Shares represented by ADSs), will be subject to 5% Mexican withholding tax based on the amount of the distributed dividend, multiplied by a factor of 1.5385, which produces a net effect of approximately 7.7%. In accordance with rules issued by the Ministry of Finance and Public Credit, the applicable factor is 1,515 for profits resulting from the previously taxed net earnings account (cuenta de utilidad fiscal neta or CUFIN) at December 31, 1999. U.S. holders are urged to consult their U.S. tax advisors regarding the availability of the foreign tax credit with respect to Mexican withholding taxes. A Mexican corporation will not be subject to any tax if the amount maintained in its previously reinvested taxed earnings account (cuenta de utilidad fiscal neta reinvertida or CUFINRE, required for corporations that have elected to defer a portion of their income taxes) and CUFIN exceeds the dividend payment to be made. However, corporations that have elected to defer their income taxes are required to pay such deferred taxes by applying the rate of 5% (3% during 1999) to the amount of the dividend multiplied by a factor of 1.5385. Mexican corporations must first exhaust the balance in their CUFINRE before they can utilize CUFIN balances.

If the dividend payment is in an amount greater than the Mexican corporation's CUFINRE and CUFIN balance (which may occur in a year when net profits exceed the balance in such accounts), then the issuer will be required to pay a 35% income tax on an amount equal to the product of (i) the portion of the grossed-up amount which exceeds such balance times (ii) 1.5385. Such amounts will generally not constitute creditable foreign taxes with respect to a U.S. Holder. If the Company were required to pay such income tax, the profits of the Company would be reduced.

Taxation of Interest Payments

U.S. Tax Considerations

Generally, payments of interest on a Note will be taxable to a U.S. holder as ordinary interest income at the time such payments are accrued or are received, in accordance with the U.S. holder's regular method of account for federal income tax purposes. Interest paid by the Company will constitute income from sources outside the United States, and with certain exceptions, will be "passive" or "financial services" income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a U.S. holder (as discussed below).

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

A U.S. holder will be required to include foreign withholding taxes, if any, imposed on payments on a Note in gross income as interest income. Such treatment will be required regardless of whether, as will generally be true, the Company is required to pay additional amounts so that the amount of Mexican withholding taxes does not reduce the net amount actually received by the holder of a Note. Subject to certain limitations, a U.S. holder may be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for foreign income taxes withheld by the Company. A U.S. holder may be required to provide the Internal Revenue Service ("IRS") with a certified copy of the receipt evidencing payment of withholding tax imposed in respect of payments on the Notes in order to claim a foreign tax credit in respect of such foreign withholding tax.

Mexican Tax Considerations

Under Mexico's Income Tax Law (the "Income Tax Law"), payments of interest made by us to a foreign holder in respect of the Notes will be subject to Mexican withholding taxes assessed at a rate of 10% considering that the Notes have been (1) offered outside Mexico through a bank or broker and (2) registered with the Special Section of the National Registry for Securities and Intermediaries. Pursuant to the Income Tax Law, during 1999, payments of interest made by us to a foreign holder in respect of the Notes may be subject to a 4.9% reduced Mexican withholding tax rate if in addition to satisfying the preceding 2 requirements, (A) the effective beneficiary reside in a country which has entered into a treaty to avoid double taxation with Mexico, (B) that treaty is in effect, and (C) the requirements for the application of a lower rate established in the treaty are satisfied.

In addition, under the general rules issued by the Ministry of Finance and Public Credit (the "Reduced Rate Regulation"), payments of interest made by us to foreign holders with respect to the Notes will be subject to withholding taxes imposed at a rate of 4.9% (the "Reduced Rate") until March 2000 (or thereafter if, as has been the case in the past, the effectiveness of a rule equivalent to the Reduced Rate Regulation is extended), regardless of the place of residence or tax regime applicable to the foreign holder recipient of the interest, if:

 .  the requirements (1) and (2) in the preceding paragraph are satisfied;

 . we file timely each quarter of the calendar year with the Ministry of Finance and Public Credit information representing that no "party related" to us, directly or indirectly, is the effective beneficiary of 5% or more of the aggregate amount of the interest payment and we maintain records evidencing compliance with this requirement.

Under the Reduced Rate Regulation any of the following would be a "party related" to us: (1) shareholders of the Company that own, directly or indirectly, individually or collectively with related persons (within the meaning of the Reduced Rate Regulation) more than 10% of our voting stock or
(2) corporations if more than 20% of their stock is owned directly or indirectly, individually or collectively by related persons of the Company.

If the effectiveness of the Reduced Rate Regulation is not extended beyond March 2000, other reduced rates of Mexican withholding income tax may apply. In particular under the Tax Treaty, the rate would be reduced to 4.9% for certain holders that are residents of the United States (within the meaning of the Tax Treaty) under the circumstances contemplated in the Tax Treaty.

Interest paid on the Notes held by a non-Mexican pension or retirement fund will be exempt from Mexican withholding tax if the fund (1) has been duly incorporated as a fund pursuant to the laws of its country of origin, (2) is the actual beneficiary of the interest, (3) is registered with the Ministry of Finance and Public Credit, and (4) is exempt from income taxation in its country of origin.

In the event the effectiveness of the Reduced Rate Regulation is not extended beyond March 1999, other reduced rates of Mexican withholding income tax may apply. In particular under the Tax Treaty, the rate would be reduced to 4.9% for certain holders that are residents of the United States (within the meaning of the Tax Treaty) under certain circumstances contemplated therein.

Capital gains resulting from the sale or other disposition of the Notes by a foreign holder will not be subject to Mexican income or other taxes.

There are no Mexican stamp, registration, or similar taxes payable by a foreign holder in connection with the purchase ownership or disposition of the Notes. A foreign holder of Notes will not be liable for Mexican estate, gift, inheritance or similar tax with respect to the Notes, although gratuitous transfers of the Notes may in some circumstances cause a Mexican income tax to be imposed on the recipient.

Taxation of Capital Gains

U.S. Tax Considerations

Gain or loss recognized by a U.S. holder on the sale or other disposition of the Notes, ADSs or Shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between such holder's basis in the Notes, ADSs or Shares and the amount realized on the disposition. Such gain or loss will be treated as long-term capital gain or loss of the Notes, ADSs or Shares have been held for more than one year on the date of such sale or other disposition. Gain recognized by a U.S. holder on a sale or other disposition of the Notes, ADSs or Shares, including gain that arises because the U.S. holder's basis in the Shares or ADSs has been reduced because the distribution is treated as a return of capital rather than as a dividend, generally will be treated as a U.S. source of income for foreign tax credit purposes. Consequently, in the event Mexico imposes a tax on capital gains realized by a U.S. holder on a sale or other disposition of Notes, Shares or ADSs (see Mexican Tax Considerations), such U.S. holder may not be able to obtain credit for such taxes against the U.S. holder's U.S. Federal income tax liability unless (i) such gains are re-sourced as foreign source income under the Tax Treaty or (ii) such holder can apply the credit against tax due on income from other foreign sources. Deposits and withdrawals of Shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. U.S. holders that withdraw any Shares should consult with their own tax advisors regarding the treatment of any foreign currency gain or loss on any Pesos received in respect of such Shares.

A non-U.S. holder of Notes, Shares or ADSs will generally not be subject to U.S. federal income or withholding tax on gains realized on the sale of Notes, Shares or ADSs. Special rules apply in the case of non-U.S. holders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or long-term residents of the United States, "controlled foreign corporations," "foreign personal holding companies," corporations which accumulate earnings to avoid U.S.

Federal income tax, and certain foreign charitable organizations, each within the meaning of the Code, or (iii) certain non resident alien individuals who are present in the United States for 183 days or more during a taxable year. Such persons are urged to consult their U.S. tax advisors before purchasing Notes, Shares or ADSs.

Mexican Tax Considerations

The sale or disposition of ADSs by holders who are nonresidents of Mexico (as described below) will not be subject to Mexican tax. Deposits of Shares in exchange for ADSs and withdrawals of Shares in exchange for ADSs will not give rise to Mexican tax. Gain realized by a nonresident of Mexico on the sale or other disposition of stock of a Mexican corporation (like the Company) through a recognized stock exchange or highly exchangeable market is exempt from Mexican income tax if the stock is on the list of publicly traded shares published by the Ministry of Finance in the Official Gazette. The Shares are included on that list. Accordingly, gain realized by a nonresident holder on the sale or other disposition of Shares through a recognized stock exchange or a highly exchangeable market, such as the Mexican Stock Exchange and the New York Stock Exchange, is exempt from Mexican income tax. Pursuant to the Tax Treaty, gain realized by qualifying U.S. Holders from the sale or other disposition of Shares, even if the sale is not conducted through a recognized stock exchange or a highly exchangeable market, will not be subject to Mexican income tax except that Mexican taxes may apply if (i) 50% or more of the assets of the Company consist of immovable property situated in Mexico, (ii) such U.S. Holder owned 25% or more of the capital of the Company, directly or indirectly, during the 12-month period preceding such disposition, or (iii) the gain is attributable to a permanent establishment or fixed base of the U.S. Holder in Mexico.

Under current law, gains realized by a nonresident holder on the sale or disposition of Shares not conducted through a recognized stock exchange or a highly exchangeable market generally are subject to a Mexican tax at a rate of 20% of the gross sale price. However, if the holder is a resident of a country which is not considered to be a low tax rate country (by reference to a list of low rate countries published by the Mexican Ministry of Finance and Public Credit), the holder may elect to designate a resident of Mexico as its representative, in which case the tax generally would be 40% of the gain on such disposition. Pursuant to the Tax Treaty, the gain realized by a U.S. holder from the sale or other disposition of Shares may not be subject to Mexican taxes if the applicable conditions contemplated by the Tax Treaty are met. Brokerage commissions paid in connection with transactions on the Mexican Stock Exchange are subject to a value added tax of 15%.

For purposes of Mexican taxation, an individual is a resident of Mexico if he or she has established his or her home in Mexico, unless he or she has resided in another country for more than 183 calendar days during a year and can demonstrate that he or she had become a resident of that country for tax purposes. A legal entity is a resident of Mexico if it (i) was established under Mexican law or (ii) has its main management in Mexico. If a legal entity has a permanent establishment in Mexico, such permanent establishment shall be required to pay taxes in Mexico in accordance with relevant tax provisions.

Other Mexican Taxes

There are no inheritance or succession taxes applicable to the ownership, transfer or disposition of ADSs or Shares. There are no Mexican stamp, issuer, registration or similar taxes or duties payable by holders of ADSs or Shares, although gratuitous transfers of Series C shares may in some circumstances cause a Mexican federal tax to be imposed on the recipient.

Treaties to prevent double taxation have been executed between Mexico and several countries. This summary does not discuss the effects of the treaties entered into by, or effective with respect to, Mexico.

Information Reporting and Backup Withholding

Each U.S. payor making payments in respect of Shares or ADSs will generally be required to provide the IRS with certain information, including the name, address and taxpayer identification number of the beneficial owner of Notes, Shares or ADSs, and the aggregate amount of interest and dividends paid to such beneficial owner during the calendar year. These reporting requirement, however, do not apply with respect to certain beneficial owners, including corporations, securities broker-dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts.

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

The United States Treasury Department has recently issued new regulations (the "New Regulations") regarding the withholding and information reporting rules discussed above. In general, the New Regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and modify reliance standards. The New Regulations are generally effective for payments made on or after January 1, 2001, subject to certain transition rules. Potential investors of Notes, Shares or ADSs should consult their own tax advisors concerning the adoption of the New Regulations and the potential effect on their acquisition, ownership and disposition of Notes, Shares or ADSs.

ITEM 8. Selected Financial Data

The following tables present selected consolidated financial information of Iusacell and its consolidated subsidiaries. This information has been derived from, and should be read in conjunction with, the audited consolidated financial statements of Iusacell as of December 31, 1998 and 1997 and for the years ended December 31, 1998, 1997 and 1996 (the "Consolidated Financial Statements") appearing elsewhere in this annual report.

The financial statements have been prepared in accordance with Mexican GAAP, which differs in significant respects from U.S. GAAP. Pursuant to Mexican GAAP, the financial statements and the selected financial data presented below have been prepared in accordance with Bulletin B-10 of the Mexican Institute of Public Accountants, which provides for the recognition of certain effects of inflation.

Until December 31, 1996, Bulletin B-10 required Iusacell to restate non-monetary assets at current replacement cost, to restate non-monetary liabilities using the National Consumer Price Index (Indice Nacional de Precios al Consumidor), also referred to as the NCPI, to restate the components of shareholders' equity using the NCPI and to record gains or losses in purchasing power from holding monetary liabilities or assets. Beginning on January 1, 1997, Bulletin B-10 requires Iusacell to restate non-monetary assets (other than inventory) using the NCPI.

Bulletin B-10 also requires restatement of all financial statements to constant Pesos as of the date of the most recent balance sheet presented. Accordingly, all data in the financial statements and in the selected financial data set forth below have been restated in constant Pesos as of December 31, 1998. The effect of these inflation accounting principles has not been reversed in the reconciliation to U.S. GAAP. Note 20 to the Audited Consolidated Financial Statements contains a reconciliation of Iusacell's net income and stockholders' equity to U.S. GAAP.

The U.S. dollar amounts provided below are translations from the Peso amounts, solely for the convenience of the reader, at the noon buying rate for December 31, 1998 of Ps.9.9010 to U.S.$1.00. These translations should not be construed as representations that the Peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated as of any dates mentioned in this annual report.

                                                  As of and for the Year Ended December 31,
                          ----------------------------------------------------------------------------------------------
                              1994           1995           1996           1997           1998              1998
                          -------------  -------------  -------------  -------------  -------------  -------------------
                                                                                                        (Thousands of
                              (Thousands of constant December 31, 1998 Pesos, except ratios             U.S. dollars,
                                                and subscriber data)(/1/)                            except ratios)(/2/)
Income Statement Data:
Mexican GAAP:
Revenues:
Services................  Ps. 2,583,128  Ps. 2,083,117  Ps. 1,887,841  Ps. 1,830,309  Ps. 2,449,130     U.S.$ 247,362
Telephone equipment
 sales and other........        352,395        371,173        304,505        376,414        375,297            37,905
                          -------------  -------------  -------------  -------------  -------------  -------------------
 Total..................      2,935,523      2,454,290      2,192,346      2,206,723      2,824,427           285,267
Cost of sales:
Cost of services........        750,703        763,724        692,128        609,910        766,400            77,406
Cost of telephone equip-
 ment and other.........        173,263        206,014        169,766        238,936        200,808            20,282
                          -------------  -------------  -------------  -------------  -------------  -------------------
 Total..................        923,966        969,738        861,894        848,846        967,208            97,688
Gross profit............      2,011,557      1,484,552      1,330,452      1,357,877      1,857,219           187,579
Operating expenses......      1,249,705      1,084,028        959,214        882,194      1,077,760           108,854
Depreciation & amortiza-
 tion...................        752,064        863,599        779,640        690,222        794,915            80,286
450 Project non-cash
 writedown..............            --             --             --             --         981,484            99,131
Operating profit
 (loss).................          9,788       (463,075)      (408,402)      (214,539)      (996,940)         (100,692)
Other income, net.......            --             --             --             --         132,698            13,403
Integral financing cost
 (gain):
Interest expense, net...        263,091        223,407        362,440        294,390        223,356            22,559
Foreign exchange (gain)
 loss, net..............        676,538        909,281        (80,098)        57,483        836,425            84,479
Gain on net monetary po-
 sition.................        (64,436)      (646,734)      (449,128)      (347,200)      (678,936)          (68,573)
                          -------------  -------------  -------------  -------------  -------------  -------------------
 Total..................        875,193        485,954       (166,786)         4,673        380,845            38,465
Equity participation in
 net income (loss) of
 associated companies...          3,996        (50,473)         1,700        187,034         24,859             2,511
Provision for equipment
 impairment(/3/)........            --             --             --       1,100,703            --                --
 Loss before asset tax,
 employee profit shar-
 ing, minority interest,
 extraordinary item and
 discontinued opera-
 tions..................       (861,409)      (999,502)      (239,916)    (1,132,881)    (1,220,228)         (123,243)
Provision for asset
 tax....................         41,860         37,516         45,388         53,772         64,216             6,486
Employee profit shar-
 ing....................            835          2,684            --             --             --                --
                          -------------  -------------  -------------  -------------  -------------  -------------------
 Total..................         42,695         40,200         45,388         53,772         64,216             6,486
 Loss before minority
 interest, extraordinary
 item and discontinued
 operations.............       (904,104)    (1,039,702)      (285,304)    (1,186,653)    (1,284,444)         (129,729)
Minority interest.......             58         47,750          4,099            246          5,646               570
                          -------------  -------------  -------------  -------------  -------------  -------------------
 Loss before extraordi-
 nary item and discon-
 tinued operations......       (904,046)      (991,952)      (281,205)    (1,186,407)    (1,278,798)         (129,159)
Extraordinary
 item(/4/)..............            --             --         187,226)           --             --                --
Loss from discontinued
 operations(/5/)........            --             --             --             --         (18,444)           (1,862)
                          -------------  -------------  -------------  -------------  -------------  -------------------
Net loss................       (904,046)      (991,952)      (468,431)    (1,186,407)    (1,297,242)         (131,021)
                          =============  =============  =============  =============  =============  ===================
Loss per share before
 extraordinary item.....      Ps. (0.96)     Ps. (1.02)     Ps. (0.28)     Ps. (1.11)     Ps. (1.14)      U.S.$ (0.12)
Net loss per share......          (0.96)         (1.02)         (0.47)         (1.11)         (1.16)            (0.12)
U.S. GAAP:(/6/)
Total revenues..........  Ps. 2,935,524  Ps. 2,454,290  Ps. 2,294,097  Ps. 2,309,322  Ps. 2,842,451      U.S.$287,087
Operating profit
 (loss).................          9,787       (463,075)      (648,827)    (1,471,402)      (843,580)          (85,201)
Net income (loss).......       (883,422)      (468,405)      (167,320)      (805,398)    (1,288,752)         (130,164)
Basic and diluted loss
 per share(/7/).........          (0.94)         (0.47)         (0.19)         (0.75)         (1.15)            (0.12)

FOOTNOTES APPEAR ON PAGE 46

                                                  As of and for the Year Ended December 31,
                          -----------------------------------------------------------------------------------------------
                              1994          1995          1996          1997          1998                1998
                          ------------  ------------  ------------  ------------  ------------  -------------------------
                           (Thousands of constant December 31, 1998 Pesos, except ratios           (Thousands of U.S.
                                             and subscriber data)(/1/)                           dollars, except ratios
                                                                                                and subscriber data)(/2/)
Balance Sheet Data:
Mexican GAAP:
Working capital.........      (491,954)   (1,862,581)   (2,101,612)     (308,963)   (1,201,744)          (121,376)
Property & equipment,
 net....................     5,771,778     5,526,947     4,264,953     3,575,688     5,307,983            536,106
Total assets............    10,171,565     9,394,864     7,686,834     7,917,448     9,928,198          1,002,747
Total debt..............     1,863,591     2,140,494     1,811,389     2,634,921     4,453,456            449,799
Stockholders' equity....     7,238,386     5,658,338     4,299,106     3,947,747     3,666,548            370,321
U.S. GAAP:(/6/)
Working capital.........           --      2,156,054    (2,254,463)     (498,018)   (1,350,657)          (136,416)
Property & equipment,
 net....................     5,771,778     5,526,947     4,264,953     3,575,688     5,141,227            519,263
Total assets............    10,139,766    10,230,917     8,540,660     8,704,121    10,326,531          1,042,979
Total debt..............     1,863,591     2,140,494     1,811,389     2,634,921     4,464,192            450,883
Minority interests......        14,277       (33,040)        7,174        13,727           811                 82
Stockholders' equity....     7,006,520     4,785,584     3,900,114     3,905,250     3,668,677            370,536
Other Financial Data:
Mexican GAAP:
EBITDA(/8/).............       761,852       400,524       371,238       475,683       774,156             78,190
U.S. GAAP:
EBITDA(/8/).............       761,852       400,524       130,813      (781,180)      938,276             94,766
Cash Flow Data:(/9/)
Mexican GAAP:
Net cash provided (used)
 by operating activi-
 ties...................       455,987       718,679       408,509      (267,562)      681,454             68,827
Net cash used in invest-
 ing activities.........    (3,769,749)   (1,097,788)      (63,034)   (1,369,860)   (3,446,890)          (348,136)
Net cash provided (used)
 by financing activi-
 ties...................     2,409,963       276,899      (450,379)    1,652,025     2,881,296            291,011
U.S. GAAP:(/6/)
Net cash provided (used)
 by operating activi-
 ties...................     1,551,139       308,650      (101,779)       93,292     1,705,271            172,232
Net cash provided (used)
 in investing activi-
 ties...................    (3,748,392)   (1,097,788)      173,287    (1,213,700)   (3,280,133)          (331,293)
Net cash provided (used)
 by financing activi-
 ties...................     1,293,452       686,931      (176,412)    1,135,011     1,690,722            170,763
Subscriber Data:
POPs....................    61,464,945    63,447,714    64,730,493    66,014,273    67,298,053
Subscribers(/10/)
 Contract...............       194,723       208,802       159,144       199,964       277,014
 Prepay.................           --          1,399        73,762       200,159       478,361
 Total..................       194,723       210,201       232,906       400,123       755,375
Gross subscriber addi-
 tions..................       117,539       103,733       172,519       406,353       747,720
Average subscrib-
 ers(/11/)..............       161,042       202,462       221,554       387,765       742,601
Average monthly contract
 churn(/12/)............          2.67%         3.62%         4.28%         2.95%         2.58%
Penetration(/13/).......          0.32%         0.33%         0.36%         0.61%         1.12%
Average monthly MOUs per
 subscriber(/14/).......           179           140           118           105            87
Nominal average monthly
 revenue per subscrib-
 er(/15/)...............       Ps. 595       Ps. 464       Ps. 492       Ps. 464           361           U.S.$ 36

FOOTNOTES APPEAR ON PAGE 46

 (/1/) According to Mexican GAAP, financial data for all periods in the financial statements included in this annual report, unless otherwise indicated, have been restated in constant December 31, 1998 Pesos. Restatement into December 31, 1998 Pesos is made by multiplying the relevant nominal Peso amount by the inflation index for the period between the end of the period to which such nominal Peso amount relates and December 31, 1998. The inflation indices used in this annual report are 2.6636 for 1994 figures,
  1.7528 for 1995 figures, 1.3725 for 1996 figures and 1.1861 for 1997 figures.

 (/2/) Peso amounts were converted to U.S. dollars at the exchange rate of Ps.9.901 per U.S.$1.00 reported by the Federal Reserve Bank of New York as its noon buying rate for Pesos on December 31, 1998. Such conversions should not be construed as representations that the Peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated for such date, or at all.

 (/3/) Iusacell's financial statements for the year ended December 31, 1997 have been restated to reflect a reassessment of the accounting for the impairment charge related to the analog communications network. The impairment which had previously been recorded directly against stockholders' equity has now been recorded as an expense under Mexican GAAP in the restated financial statements. For U.S. GAAP purposes, the impairment charge relating to the analog communications equipment was initially recorded as an operating expense. See Note 22 to the Audited Consolidated Financial Statements.

 (/4/) For 1996, the extraordinary item represents restructuring expenses associated with the reorganization and change in management control of Iusacell, the write-off of obsolete network equipment and an additional reserve for doubtful accounts.

 (/5/) In December 1998, Iusacell discontinued the operations of its subsidiary, Cellular Solutions de Mexico, S.A. de C.V., a company engaged in the selling of accessories for cellular handsets. Cellular Solutions de Mexico transferred all its existing inventories as of December 31, 1998 to another subsidiary of Iusacell and terminated all its employees during January and February 1999. See Note 19 to the Audited Consolidated Financial Statements. Under U.S. GAAP, the loss from discontinued operations is recorded as an operating expense.

 (/6/) See Note 20 to the Audited Consolidated Financial Statements and "Item
  9--Management's Discussion and Analysis of Financial Condition and Results of Operations--U.S. GAAP Reconciliation" for a discussion of differences between U.S. GAAP and Mexican GAAP.

 (/7/) Diluted earnings (loss) per share for the years ended December 31, 1998 and 1997 is equal to basic earnings (loss) per share. Any unutilized drawdowns and conversions under the subordinated convertible facility with Bell Atlantic and the authorized but unissued shares subject to the management executive employee stock purchase plan are excluded from the computation of diluted earnings (loss) per share because to include them would have been antidilutive for the periods presented because the loss per share for such periods would have been reduced. For the years ended December 31, 1998 and 1997, the number of potentially dilutive shares that were excluded from the computation of diluted earnings (loss) per share for any unutilized drawdowns and conversions under the facility with Bell Atlantic were 69,285,714 and 214,285,714 shares, respectively, and for the authorized but unissued shares subject to the management executive employee stock purchase plan were 70,004 and 262,666 shares, respectively.

  Diluted earnings (loss) per share for the years ended December 31, 1996, 1995 and 1994 is equal to basic earnings (loss) per share as Iusacell did not have any potentially dilutive securities.

 (/8/) EBITDA as used in this annual report is operating profit (loss) plus the sum of depreciation and amortization and is presented because Iusacell believes that EBITDA provides useful information regarding Iusacell's debt service ability. EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity. EBITDA is not (i) a measure determined under U.S. GAAP, (ii) an alternative to U.S. GAAP operating income (loss) and net income (loss), or (iii) a measure of liquidity or cash flows as determined under U.S. GAAP. EBITDA does not represent discretionary funds. EBITDA, as calculated by Iusacell, may not be comparable to similarly titled measures reported by other companies.

 (/9/) Under Mexican GAAP, the cash flow data has been adjusted for inflation and includes certain non-cash items, such as monetary gains and losses and foreign exchange gains and losses and, as a result, are not comparable with the respective U.S. GAAP cash flow data. Under U.S. GAAP, the effect of inflation adjustments has been included in the separate line item "Gain on net monetary position and foreign exchange losses." See Note 20 to the Audited Consolidated Financial Statements.

(/10/) Subscribers refers to Iusacell's cellular subscribers in its cellular operating regions at the end of the respective periods. A prepay customer is included as a subscriber if, at the end of the period, the customer's telephone number has not yet been deactivated. See "Item 1--Business-- Cellular Services--Prepay Customers."

(/11/) Average subscribers represents the rolling monthly average number of subscribers for the respective periods.

(/12/) Effective January 1, 1998, Iusacell changed the methodology by which it determines average monthly contract churn for a given period. Average monthly contract churn for a given period is now calculated by dividing the sum of all contract subscribers disconnected during such period by the sum of the beginning-of-month contract subscribers for each of the months in such period, expressed as a percentage. Only 1997 average monthly contract churn information, which was 2.88% under the old methodology, has been restated under the new methodology. The average monthly contract churn data for 1994 through 1996 is presented under the old methodology, which calculates average monthly contract churn for a given period by dividing, for each month in that period, the total number of contract subscribers disconnected in such month by the number of contract subscribers at the beginning of such month and dividing the sum of the resulting quotients for all months in such period by the number of months in such period.

(/13/) Penetration represents the end of period subscribers divided by the end of period POPs in Iusacell's cellular operating regions, expressed as a percentage.

(/14/) Effective January 1, 1998, Iusacell changed the methodology by which it determines average monthly MOUs (minutes of use) per subscriber. Average monthly MOUs per subscriber for a given period are now calculated by dividing total MOUs in the period by the sum of the monthly average subscribers for each of the months in such period. Only 1997 average monthly MOUs per subscriber information, which was 98 under the old methodology, has been restated under the new methodology. The average monthly MOUs per subscriber data for 1994 through 1996 are presented under the old methodology, which calculates average monthly MOUs per subscriber for a given period by dividing the total minutes of use for the respective period by the number of average subscribers for the respective period and dividing the result by the number of months in such period.

(/15/) Effective January 1, 1998, Iusacell changed the methodology by which it determines nominal average monthly cellular revenue per subscriber (ARPU). ARPU for a given period is now calculated by dividing the sum of the monthly cellular revenue and other cellular revenues for each of the months in the period by the sum of the monthly average cellular subscribers for each of the months in such period. Only 1997 ARPU information, which was Ps.451 under the old methodology, has been restated under the new methodology. The ARPU for 1994 through 1996 is presented under the old methodology, which calculates ARPU for a given period by dividing the total cellular service revenue for the respective period by the average number of subscribers for the respective period and dividing the quotient by the number of months in such period.

ITEM 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

Unless otherwise indicated, all financial information discussed herein is presented in constant Pesos as of December 31, 1998 and, in the case of tables, in millions of Pesos. The U.S. dollar translations provided herein are, unless otherwise indicated, calculated at the exchange rate at December 31, 1998 reported by the Federal Reserve Bank of New York as its noon buying rate for Pesos, which was Ps.9.9010 per U.S. dollar. Sums may not add due to rounding.

General

The following discussion and analysis is intended to help you understand and assess the significant changes and trends in the historical results of operations and financial condition of Iusacell and its subsidiaries and factors affecting Iusacell's financial resources. You should read this section in conjunction with the Consolidated Financial Statements and their notes appearing elsewhere in this annual report.

The Consolidated Financial Statements have been prepared in accordance with Mexican GAAP, which differs in significant respects from U.S. GAAP. Note 20 to the Audited Consolidated Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Iusacell. Note 20 to the Audited Consolidated Financial Statements also provides a reconciliation to U.S. GAAP of Iusacell's net income and total stockholders' equity as of and for the years ended December 31, 1996, 1997 and 1998.

As a Mexican company, Iusacell maintains its financial records in Pesos. Pursuant to Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information," and Bulletin B-12, "Statement of Changes in Financial Position," issued by the Mexican Institute of Public Accountants, Iusacell's financial statements are reported in period-end Pesos to adjust for the interperiod effects of inflation. The presentation of financial information in period-end, or constant, currency units is intended to eliminate the distorting effect of inflation on the financial statements and to permit comparisons across comparable periods in comparable monetary units. Bulletin B-10 requires Iusacell to restate non-monetary assets (other than inventory), non-monetary liabilities and the components of stockholders' equity using the INPC. The effects of these inflation accounting principles have not been eliminated in the reconciliation to U.S. GAAP. See Note 20 to the Audited Consolidated Financial Statements.

Except where otherwise indicated, financial data for all periods in the Consolidated Financial Statements and throughout this annual report have been restated in constant Pesos as of December 31, 1998, in accordance with the fifth amendment to Bulletin B-10. References in this annual report to "real" amounts are to inflation-adjusted Pesos and references to "nominal" amounts are to unadjusted historical Pesos. In calendar years 1996, 1997 and 1998, the rates of inflation in Mexico, as measured by changes in the NCPI, were 27.7%, 15.7% and 18.6%, respectively. The inflation indices used are 1.3725 for 1996 figures and 1.1861 for 1997 figures.

In reporting under Mexican GAAP and in accordance with Bulletin B-10, Iusacell is required to quantify all financial effects of operating and financing the business under inflationary conditions. For presentation purposes, "integral financing cost (gain)" refers to the combined financial effects of:

  .  net interest expense or interest income,

  .  net foreign exchange gains or losses, and

  .  net gains or losses on monetary position.

Net foreign exchange gains or losses reflect the impact of changes in foreign exchange rates on monetary assets and liabilities denominated in currencies other than Pesos. A foreign exchange loss arises if a liability is denominated in a foreign currency which appreciates relative to the Peso between the time the liability is incurred and the date it is repaid, as the appreciation of the foreign currency results in an increase in the amount of Pesos which must be exchanged to repay the specified amount of the foreign currency liability. The gain or loss on monetary position refers to the gains and losses realized from holding net monetary assets or liabilities and reflects the impact of inflation on monetary assets and liabilities. For example, a gain on monetary position results from holding net monetary liabilities in Pesos during periods of inflation, as the purchasing power of the Peso declines over time.

Devaluation and Inflation

On December 20, 1994, the Mexican government responded to exchange rate pressures by increasing the upper limit of the then existing free market Peso/U.S. dollar exchange rate band by 15% and, two days later, by eliminating the band to allow the Peso to fluctuate freely against the U.S. dollar. This resulted in a major devaluation of the Peso relative to the U.S. dollar. Where the noon buying rate had been Ps.3.4662 to U.S.$1.00 on December 19, 1994, by December 31, 1994
the noon buying rate had fallen to Ps.5.0000 to U.S.$1.00, representing a 44.3% devaluation. The Peso continued to decline against the U.S. dollar during 1995, closing at a noon buying rate of Ps.7.7400 to U.S.$1.00 on December 31, 1995, which represented a 54.8% devaluation relative to the U.S. dollar for the year.

The Mexican economy began to recover in 1996 and 1997, as exchange rates stabilized, inflation decreased and GDP grew by 5.1% and 7.0%, respectively. The noon buying rates were Ps.7.8810 to U.S.$1.00 and Ps.8.0700 to U.S.$1.00 on December 31, 1996 and 1997, respectively. However, the 1998 crises in emerging markets, together with the weakness in the price of oil, which is a significant source of revenue for the Mexican government, contributed to renewed weakness in the Peso. For the first nine months of 1998, the Peso devalued 26.8% relative to the U.S. dollar to Ps.10.1960 per U.S. dollar on September 30, 1998, but strengthened in the fourth quarter of 1998. For the twelve months of 1998, the Peso devalued 22.7% relative to the U.S. dollar to Ps.9.9010 per U.S. dollar on December 31, 1998.

Peso devaluations have contributed to sharp increases in inflation. Inflation, which had been 7.1% in 1994, increased to 52.0% and 27.7% in 1995 and 1996, respectively. After a reduction to 15.7% in 1997, inflation was 18.6% for the year 1998.

In the past, these economic conditions have negatively affected Iusacell's results of operating and financial condition and may do so in the future. See "--Other Material Trends and Contingencies--Negative Economic Conditions."

Impact on Iusacell's Results of Operations

The general economic conditions in Mexico resulting from the devaluation of the Peso and the resulting inflation have had, and may have, an overall negative impact on Iusacell's results of operations primarily as a result of the following factors:

  . Peso devaluations result in a significant decrease in the purchasing power of Mexican consumers, resulting in a decrease in the demand for cellular telephony.

  . Due to competitive market conditions and the overall state of the Mexican economy, Iusacell is not always able to increase its prices in line with the significant inflation in the economy. It was not able to do so in 1995, 1996 and the period beginning in the fourth quarter of 1997 through the third quarter of 1998.

  . The significant inflation experienced in 1995 led to an upward restatement of Iusacell's assets and, therefore, resulted in a substantial increase in depreciation and amortization expense, which had an adverse impact on Iusacell's earnings for that year. In 1996, while there was still significant inflation, depreciation and amortization expense decreased as the result of a substantial reduction in capital expenditures and the reduction in the Peso-carrying value of dollar-acquired non-monetary assets as at the end of 1995 in accordance with the rules of the Mexican Stock Exchange. Depreciation and amortization also decreased in 1997 as capital expenditures did not substantially increase until the second half of the year and as a result of the reduction in the carrying value of dollar-acquired non-monetary assets as at the end of 1996 in accordance with the rules of the Mexican Stock Exchange as the rate of inflation exceeded that of devaluation. Beginning in 1998, the restatement of the valuation of assets using a foreign exchange rate is no longer permitted under Mexican GAAP.

  . The significant devaluation of the Peso as compared to the U.S. dollar in 1995 resulted in the recording of exchange losses given Iusacell's net U.S. dollar liability position. In 1996 and 1997, Iusacell recorded a gain because of the appreciation of the Peso against the U.S. dollar during a significant portion of the year. Iusacell again recorded exchange losses in the first nine months of 1998 because of the effect of the 26.8% devaluation of the Peso in that period on its net U.S. dollar liability position. Iusacell recorded exchange gains in the fourth quarter of 1998, although these were insufficient to offset the cumulative exchange losses through September 30, 1998.

  . A portion of Iusacell's costs and expenses (e.g., depreciation and amortization and interest expense) is denominated in, or indexed to, U.S. dollars, while almost all of Iusacell's revenues are denominated in Pesos. In a period of Peso devaluation, this relationship causes a negative impact on Iusacell's margins.

Impact on Iusacell's Financial Condition

The general economic conditions in Mexico resulting from the devaluation of the Peso and the resulting inflation have had, and may have, an overall negative impact on Iusacell's financial condition as a result of the following factors:

  . Substantially all of Iusacell's indebtedness is denominated in U.S. dollars. As a result, the Peso-carrying amount of such debt increases to reflect the additional Pesos required to meet such foreign currency liabilities.

  . Prior to 1998, whenever the inflation rate exceeded the devaluation rate, as was the case in 1996, the carrying value of Iusacell's assets purchased in foreign currencies would be reduced. This was because, assuming the foreign currency value of a given asset remained unchanged between periods, the value of such asset for the prior period was restated upwards using the inflation rate, while the valuation of such asset for the current period was restated using a foreign exchange rate which increased at a lower rate. Beginning in 1998, the restatement of the valuation of assets using a foreign exchange rate is no longer permitted under Mexican GAAP.

Increase in Prepay Subscriber Base

In June 1996, Iusacell introduced its Control Plus prepay program in response to economic conditions in Mexico and to a prepay cellular card program offered by Telcel. In September 1997, Iusacell introduced in Region 9 its next-generation, automated VIVA prepay program which had, as of the end of 1998, almost completely replaced Control Plus in all of Iusacell's cellular markets.

The Control Plus and VIVA programs have been extremely popular, with prepay customers increasing from an insignificant percentage of Iusacell's subscriber base at June 30, 1996 (14,675 subscribers) to 31.7% at December 31, 1996 (73,762 subscribers), 50.0% at December 31, 1997 (200,159 subscribers) and 63.3% at December 31, 1998 (478,361 subscribers). Prepay customers comprised 75.6% and 78.3% of Iusacell's net subscriber additions in 1997 and 1998, respectively. Iusacell expects that prepay customers will continue to comprise the substantial majority of new subscriber additions. As a result, Iusacell expects that the percentage of its customers who subscribe to cellular service on a prepay basis will continue to increase.

The percentage of total service revenues derived from prepay customers was 3.7% in 1996, 14.1% in 1997 and 17.3% in 1998.

In 1996, Iusacell experienced a 23.8% reduction in the number of contract customers, who generate higher average revenue per subscriber than do prepay customers. Many of these contract customers migrated to Iusacell's prepay program, resulting in lower revenues from these customers. In 1997 and 1998, Iusacell experienced a 25.6% and 38.5% increase in the aggregate number of contract customers, respectively, compared to the beginning period number, with limited migration by contract customers to prepay programs. Although the current rate of growth is expected to decline as the contract customer base grows, Iusacell anticipates further growth in the number of contract subscribers, including both customers converting from analog to digital service, and new digital cellular customers. See "--Digitalization."

Prepay customers, on average, have substantially lower minutes of use than contract customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per subscriber even though prepay plans involve higher outgoing call per minute airtime charges than the average contract plan. Consequently, as the percentage of prepay customers to Iusacell's total subscribers continues to increase, Iusacell expects that average minutes of use per customer and average monthly revenues per customer will continue to decrease. Iusacell expects the decrease to moderate with the implementation of the calling party pays modality. See "--Other Material Trends and Contingencies--Regulatory Developments."

In November 1998, Iusacell extended the life of VIVA prepay cards from a maximum of 135 days to a maximum of 180 days to allow greater flexibility in their use. In April 1999, in anticipation of the advent of the calling party pays modality and for competitive reasons, Iusacell extended the life of its VIVA prepay cards to a maximum of 365 days. After the balance of a prepay card becomes zero, the VIVA customer currently has 185 days to activate a new card before losing his phone number. During this 185-day period, the VIVA customer will be able to receive incoming calls, but will not be able to make outgoing calls. See "Item 1--Description of Business--Cellular Services--Prepay Customers."

Extending the life of VIVA prepay cards defers the turnover of prepay customers. The November 1998 extension, by deferring prepay turnover for 45 additional days, contributed to the strong growth in subscriber net additions, particularly prepay net additions, during the fourth quarter of 1998.

Digitalization

In December 1997, Iusacell entered into an agreement with subsidiaries of Lucent Technologies, Inc. to swap out its existing analog network for a Lucent Technologies analog network overlaid with a CDMA digital network. Since Iusacell received a trade-in credit from Lucent Technologies for the book value of the swapped-out network equipment, under Mexican GAAP and U.S. GAAP Iusacell will not be required to write off the value of any of such swapped-out assets.

Digital and dual-mode (i.e., digital-analog) handsets are substantially more expensive than analog handsets, although the prices for all types of handsets have declined over time. As a result, Iusacell expects that the subsidies it provides for handsets will be higher than they would have been had Iusacell remained an exclusively analog service provider as Iusacell migrates a portion of its analog customers to digital service and subscribes new digital customers. These new digital customers will initially be almost all contract subscribers, since Iusacell does not intend to commercialize a digital prepay service until more economical digital handsets become available.

Local Telephony in the 450 MHz Frequency Band

In November 1994, Iusacell sought government approval of its technical and economic plans for the commercial launch of fixed local wireless service in the 450 MHz frequency band on a national level. The SCT never approved such plans. In June 1997, however, the SCT and Iusacell reached agreement on a process by which Iusacell could obtain one or more regional concessions to provide such service. See "Item 1--Description of Business--Other Services--Local Telephony." The price for such concessions was to be derived from the prices of the winning bids in the auctions for 450 MHz and 1.9 GHz (PCS) frequency bands, which concluded in May 1998.

Based on the results of these auctions, Iusacell anticipates that it would be required to pay approximately U.S.$2.25 million for concessions in Regions 4, 5, 6, 7 and 9, where it has a right of first refusal to acquire such concessions. However, the exact price, payment terms and coverage/build-out requirements relating to the concessions, which may be substantial, have not yet been formally defined by the SCT and the COFETEL. Consequently, Iusacell has not yet determined whether to proceed with its 450 MHz fixed local wireless project. However, given the capabilities of the CDMA technology that it is implementing, Iusacell is exploring alternatives for providing local telephony services, including fixed or limited zone wireless local telephony services in the 800 MHz frequency band in Regions 5, 6, 7 and 9 and in the 1.9 GHz PCS frequency band in Regions 1 and 4. Iusacell expects to make its decision on the overall strategy for providing local telephony services before the fourth quarter of 1999.

In September 1998, Iusacell determined that, because of many factors, including the impact of changing technology since the initiation of the 450 MHz fixed local wireless project in 1994, an impairment of its investment in 450 MHz TDMA technology had occurred. As a result, Iusacell recorded a non-cash writedown of 100% of the development and preoperating expenses for the project and 90% of the fixed assets deployed in the project. The writedown in 1998 amounted to Ps.981.5 million (U.S.$99.1 million). Iusacell also determined that certain of the 450 MHz project assets, representing about 10% of their book value, are redeployable in the mobile wireless network.

Iusacell was party to certain agreements regarding the supply and servicing of infrastructure equipment and handsets for its 450 MHz local wireless service. These agreements terminated in 1997, and there could be substantial costs arising from the termination of these agreements in addition to the non-cash losses described above. In addition, Iusacell could be required to write off some or all of a U.S.$15 million advance made in 1994 to a vendor in respect of network infrastructure that was never ordered to the extent such advance is not refunded to Iusacell. Finally, Iusacell could be required to purchase approximately U.S.$2.1 million in handsets that were ordered, manufactured and delivered, but not yet paid for, and is involved in litigation with another handset vendor in connection with a purported agreement to purchase 60,000 handsets that Iusacell never executed. See "Item 3--Legal Proceedings."

Non-recurring Charges

During the three year period ended December 31, 1998, Iusacell recorded various non-recurring charges as summarized in the following table.

                          For the year ended December 31,
                         ----------------------------------
                                                                Mexican GAAP
                            1996        1997        1998          Treatment
                         ---------- ------------ ---------- ---------------------
                              (In thousands of Pesos)
                         ----------------------------------
Restructuring Charges
  Employee severance.... Ps.118,647 Ps.      --  Ps.    --
  Fixed assets
   obsolescence
   reserve..............     45,294          --         --
  Provision for
   consolidation of
   facilities...........     16,274          --         --
  Change in estimate of
   allowance for
   doubtful accounts....      7,011          --         --
                         ---------- ------------ ----------
    Total restructuring
     charges............ Ps.187,226 Ps.      --  Ps.    --     Extraordinary item
Impairment of analog
 communications
 equipment.............. Ps.    --  Ps.1,100,703 Ps.    --  Non-operating expense
Project 450 writedown... Ps.    --  Ps.      --  Ps.981,484     Operating expense
                         ---------- ------------ ----------
Total non-recurring
 charges................ Ps.187,226 Ps.1,100,703 Ps.981,484
                         ========== ============ ==========

Under U.S. GAAP, all of the above non-recurring charges were recorded as operating expenses during the respective periods, except that the restructuring charge related to the provision for consolidation of facilities was not considered an expense for U.S. GAAP purposes. The following is a description of each of the non-recurring charges.

Restructuring Charges

In connection with the reorganization of Iusacell during 1996, Iusacell recorded a restructuring charge of Ps.187.2 million (U.S.$18.9 million). This charge, because of its characteristics of being non-recurring and unusual, was classified as an extraordinary item in the consolidated statement of income under Mexican GAAP.

As a result of a misclassification and further analysis of the amounts previously reported for employee severance and consolidation of facilities, the components of the restructuring reserve have been reclassified as follows:

                                                       Originally
                                                        Reported  Reclassified
                                                       ---------- ------------
                                                       (in thousands of Pesos)
     Employee severance(/1/).......................... Ps. 98,412  Ps.118,647
     Provision for consolidation of facilities(/2/)...     36,509      16,274
     Fixed assets obsolescence reserve(/3/)...........     45,294      45,294
     Change in estimate of allowance for doubtful
      accounts(/4/)...................................      7,011       7,011
                                                       ---------- ------------
       Total.......................................... Ps.187,226  Ps.187,226
                                                       ========== ============

-------
(/1/) The reserve for employee severance, as originally reported, was understated. The reclassified amount is comprised of an estimate of severance payments to be made to (i) approximately 400 mid-level management and non-management employees pursuant to Mexican labor law requirements and (ii) three senior management employees pursuant to the terms of their respective individual employment contracts. These severance payments do not relate to prior employee service, have any related contingencies or require that employees provide future services.

(/2/) As a result of the decision to dispose of its corporate headquarters building ("Montes Urales"), Iusacell recorded an impairment loss to adjust the book value of Montes Urales to its fair value less costs to sell based on an agreement to sell Montes Urales. The provision for consolidation of facilities, as originally reported, was overstated. The reclassified amount considers the book value of Montes Urales and the agreed upon sales price. The book value of Montes Urales as of December 31, 1996, 1997 and 1998 was Ps.103.3 million (U.S.$10.4 million), Ps.89.6 million

  (U.S.$9.0 million) and Ps.87.0 million (U.S.$8.8 million), respectively. Iusacell has reassessed this accounting treatment under U.S. GAAP and determined that, as management did not have the current ability to remove Montes Urales from operations in December 1996, Montes Urales did not qualify as an asset held to be disposed of at such date and consequently, should have been accounted for as an asset to be held and used pursuant to the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." As a result, under U.S. GAAP, an impairment charge would not have been recorded at December 31, 1996 related to Montes Urales. See "U.S. GAAP Reconciliation--Restatement related to the provision for consolidation of facilities."

(/3/)The fixed assets obsolescence reserve relates to certain spare parts for the analog communications equipment that, as a result of a detailed review by Iusacell's engineers in November 1996, were determined to be obsolete. Consequently, Iusacell recorded an impairment provision to adjust such assets to their estimated salvage value and ceased the recording of depreciation expense. The remaining book value of the spare parts as of December 31, 1996 and 1997 was Ps.13.0 million (U.S.$1.3 million) and Ps.11.7 million (U.S.$1.2 million), respectively. During 1998, in connection with the implementation of the CDMA digital technology, Iusacell determined that the remaining spare parts could be utilized in the conversion process and, consequently, placed such parts into operations and began to record depreciation expense. The remaining book value of the spare parts as of December 31, 1998 was Ps.9.3 million (U.S.$0.9 million).

(/4/)During 1996, Iusacell began to fully reserve accounts receivable over 90 days past due, based on changes in the estimation of the probable loss inherent in the accounts receivable. Previously, Iusacell's policy involved fully reserving balances over 120 days past due. The allowance for doubtful accounts represents Iusacell's estimate of the probable loss inherent in all accounts receivable considering general historical trends of customer performance and factors surrounding the credit risk of specific customers.

As of December 31, 1996, 1997 and 1998 the remaining reserves related to these charges were as follows:

                                                          At December 31,
                                                     -------------------------
                                                        1996      1997   1998
                                                     ----------- ------ ------
                                                      (in thousands of Pesos)
     Employee severance(/1/)........................ Ps. 188,647 Ps.--  Ps.--
     Fixed assets obsolescence reserve(/2/).........      45,294    --     --
     Provision for consolidation of facili-
      ties(/3/).....................................      16,274    --     --
     Change in estimate of allowance for doubtful
      accounts(/4/).................................       7,011    --     --
                                                     ----------- ------ ------
       Total restructuring reserves................. Ps. 187,226 Ps.--  Ps.--
                                                     =========== ====== ======

-------
(/1/)Recorded in other payables under both Mexican GAAP and U.S. GAAP. As a result of (i) negotiations with top-level management during 1997 and (ii) an actual headcount reduction which was 29 lower than the original estimate, actual severance benefits paid of Ps.65.6 million (U.S.$6.6 million) were less than the amount originally accrued. Consequently, Iusacell reversed the remaining original liability amounting to Ps.53.1 million (U.S.$5.4 million) into operating income in 1997.

(/2/)Recorded against fixed assets under both Mexican GAAP and U.S. GAAP.

(/3/)Recorded in other payables under Mexican GAAP. Under U.S. GAAP, the reserve was not recorded. See "--U.S. GAAP Reconciliation--Restatement related to the provision for consolidation of facilities."

(/4/)Recorded in the allowance for doubtful accounts under both Mexican GAAP and U.S. GAAP.

Impairment of Analog Communications Equipment

During 1997, based on certain changes in circumstances surrounding Iusacell's analog communications equipment, Iusacell determined that the carrying value of such equipment was impaired. See "--Year Ended December 31, 1998 Compared to Year Ended December 31, 1997--Provision for Equipment Impairment." Consequently, Iusacell recorded an impairment loss of Ps.1,100.7 million (U.S.$111.2 million) to reduce the value of its analog communications equipment to fair value, amounting to Ps.2,888.0 million (U.S.$291.7 million). The book value of the analog communications equipment as of December 31, 1997 and 1998 was Ps.2,888.0 million (U.S.$291.7 million) and Ps.3,237.7 million (U.S.$327.0 million), respectively. The equipment is currently being used to provide cellular service to

Iusacell's customers and will continue to be used in this manner until the conversion process to Lucent Technologies equipment is completed in the third quarter of 1999.

Project 450 Non-Cash Writedown

During 1998, Iusacell determined that, because of many factors, including the impact of changing technology since the initiation of the 450 MHz project in 1994, an impairment of its investments in the project assets had occurred. Consequently, Iusacell recorded an impairment charge of Ps.981.5 million (U.S.$99.1 million) to write down the 450 MHz assets to fair value, amounting to Ps.51.4 million (U.S.$5.2 million). Even though there was a limited market for the 450 MHz network equipment, Iusacell's operations group determined that certain of these assets, representing about 10% of the related fixed assets, could be redeployed in the mobile wireless network and such assets continue to be depreciated. A full provision for impairment was recorded for all other assets associated with the project. The book value of the 450 MHz project fixed assets as of December 31, 1998 is Ps.40.6 million (U.S.$4.1 million). See "-- Local Telephony in the 450 MHz Frequency Band."

Year 2000 Compliance

General

The Year 2000 problem relates to computers, software and other equipment that include programming code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000.

Iusacell has initiated an enterprise-wide program to identify and address the impact of the Year 2000 on its operations. This program includes steps to:

  . identify hardware and equipment issues and identify each item of firmware and each software application or software application element that will require modification or replacement in order to process and store correctly dates and date-related data prior to, through and subsequent to January 1, 2000,

  . develop a plan and cost estimate for any such required modification or replacement and a contingency plan and cost estimate in the event any or all such modifications or replacements are not expected to be implemented on a timely basis,

  .  implement such corrective action or contingency plans, and

  . test and evaluate the modified or replaced application internally and verify resolution of Year 2000 problems externally.

Iusacell has completed the inventory, assessment and initial planning phases of its Year 2000 compliance program. Remediation, replacement and retirement activities were initiated in July 1998. Iusacell currently expects that substantially all the required modifications or replacements of mission critical systems and internal network elements will be implemented by the end of the third quarter of 1999. A number of the necessary changes for Year 2000 compliance are being made as part of larger systems upgrades or replacements; for example, the replacement of the existing analog cellular network with a new analog and digital cellular network and the replacement of several existing cellular billing systems with a new single cellular billing and customer care system. Approximately two-thirds of the planned internal testing took place in the first half of 1999. External interoperability testing has recently been completed with respect to billing system interoperability. Iusacell has determined that, given the projected testing costs, network interoperability testing with Telmex is not cost effective. However, because protocols for signaling and interconnection do not involve date-related information, signaling and interconnection with Telmex are not susceptible to Year 2000 problems. If Telmex is not Year 2000 compliant for other reasons, it is possible that calls made by customers on or after January 1, 2000 which interconnect with Telmex's landlines may fail to be completed.

State of Readiness

Iusacell's program is focused on five key functional areas. These areas involve software, firmware and equipment to:

  .provide cellular communications services,

  .bill customers and render customer care,

  .generate financial and administrative information,

  .support sales functions, and

  .support marketing functions.

Network Elements. The number of applications and generic elements at final inventory was 174. At the completion of the inventory assessment, 130 (or 75%) of these elements were assessed as non-compliant. Cellular handsets, 450 MHz terminals and substantially all pagers, as passive receptors of information from our switches, do not present Year 2000 problems.

Information Systems. The number of applications and generic elements at final inventory was 303. At the completion of the inventory assessment, 171 (or 56%) of these elements were assessed as non-compliant.

Finance and Administration. The number of applications and generic elements at final inventory was 21. At the completion of the inventory assessment, six (or 29%) of these elements were assessed as non-compliant.

Sales. The number of applications and generic elements at final inventory was two. At the completion of the inventory assessment, one (or 50%) of these elements was assessed as non-compliant.

Marketing. The number of applications and generic elements at final inventory was five. At the completion of the inventory assessment, all such elements were assessed as compliant.

Iusacell's definition of a fixed, replaced or retired element is when all steps of the modification or replacement program have been completed and the element has been tested and is in full operation and production. The progress of the remediation, replacement and retirement efforts for Iusacell's Year 2000 programs as of May 31, 1999, appears below:

                                               Non-Compliant                  Fixed, Replaced
                                              Elements to be                  or Retired (% of
                            Total   Compliant Fixed, Replaced Fixed, Replaced  Non-Compliant
        Project           Inventory Elements    or Retired      or Retired         Total)
        -------           --------- --------- --------------- --------------- ----------------
Network.................     174        44          130              45              35%
Information Systems.....     303       132          171             126              74%
Finance/Administration..      21        15            6               5              83%
Sales...................       2         1            1               1             100%
Marketing...............       5         5            0             N/A             N/A

Third Party Issues

In general, Iusacell's product vendors have made available either Year 2000 compliant versions of their offerings or new compliant products as replacements of discontinued offerings. In most cases, the compliance status of the product in question is based on vendor-provided information, which remains subject to Iusacell's testing and verification activities. In several instances, vendors have not met original delivery schedules, resulting in delayed testing and deployment. At this time, Iusacell does not anticipate that such delays will have any material impact on its ability to achieve Year 2000 compliance within desired time-frames. Iusacell cannot yet determine the Year 2000 readiness of most key utilities and similar services providers or the likelihood that those providers will successfully handle the Year 2000 transition. Iusacell intends to monitor critical service provider activities, as appropriate, through the completion of their respective remediation projects.

Due to factors such as liability concerns, logistical complexity and possible adverse customer relations, some of Iusacell's vendors continue to express concerns about providing information on the status of the Year 2000 compliance efforts for their products or services. Iusacell will continue to pursue all appropriate measures with vendors in order to resolve information sharing issues.

Iusacell's network operations interconnect with domestic and international networks of other carriers. If one of these interconnecting carriers should fail or suffer an adverse impact from a Year 2000 problem, customers could experience impairment of service.

Iusacell cannot provide any assurance that all significant third parties will implement timely corrective measures necessary on their part to prevent disruption of services or to ensure correct billing and payments. In that event, Iusacell will, in most cases, be able to implement contingency plans to minimize and eliminate potential billing and service disruptions. However, no contingency plan would be possible if Telmex were unable to terminate incoming cellular calls on its network or transport and switch outgoing wireline calls to cellular telephones because of Year 2000 problem. Telmex has publicly announced that its own Year 2000 compliance program has been substantially completed.

Contingency Plans

Iusacell will develop two different types of contingency plans, where appropriate. Contingency plans are being developed for addressing delays in remediation activities. Iusacell is also developing a corporate contingency plan to ensure that core business functions and key support processes are in place in the event of external, internal or supply chain failures. These plans are expected to be completed in August 1999. Because of the performance and stability problems experienced by Iusacell with the LHS cellular customer care and billing system, Iusacell has decided to implement a contingency plan to make the Link cellular billing system, which it currently uses in Regions 6, 7 and 9, Year 2000 compliant. If the difficulties with the LHS cellular customer care and billing system are not resolved by October 1999, Iusacell intends to implement the upgraded Link cellular billing system in all of its regions in November 1999. Full implementation of this cellular billing system contingency plan will cause Iusacell to incur U.S.$3.5 million in expenses. See "Business-- Activation, Billing and Collection Procedures."

Costs

From the inception of the Year 2000 project through December 31, 1998, Iusacell has incurred pretax expenses of approximately U.S.$1.8 million. Capital expenditures were insignificant in 1998. Based on internal and external studies, Iusacell estimates that total costs from July 1, 1998 through the end of 1999 to resolve its Year 2000 problem will be as high as U.S.$16.9 million:
U.S.$9.2 million for inventory, assessment, initial planning and the primary remediation and replacement program and, in the event such corrective action is not implemented on a timely basis in whole or in part, up to U.S.$7.7 million to implement the above mentioned contingency plans.

These costs are associated with both internal and external staffing resources, a portion of which will not be incremental, but rather will represent the redeployment of existing information technology resources; however, because of the complexity of the issue and possible unidentified risks, actual costs may vary from this estimate. Funding for Year 2000 activities will come primarily from cash flow from operations.

Risks

The failure to correct a material Year 2000 problem could cause an interruption or failure of Iusacell's normal business functions or operations, which could have a material adverse effect on Iusacell's reputation, results of operations, liquidity or financial condition.

Due to the uncertainty inherent in other Year 2000 issues that are ultimately beyond Iusacell's control, including, for example, the final Year 2000 readiness of suppliers, customers and interconnecting carriers, Iusacell is unable to determine, at this time, the likelihood of a material impact on results of operations, liquidity or financial condition. However, Iusacell is taking measures to mitigate that risk through the scheduled implementation and completion of its Year 2000 company-wide program. Iusacell anticipates that, in the event of any material interruptions or failures of service or billing resulting from actual or perceived Year 2000 problems within or beyond Iusacell's control, Iusacell could be subject to third party claims and sanctions by Mexican authorities.

These estimates and conclusions contain forward-looking statements and are based on management's best estimates of future events. Risks to completing the plan include the availability of resources, our ability to identify and correct potential Year 2000 problems which could have a serious impact on specific equipment, firmware or software elements and the ability of suppliers and interconnecting carriers to bring their systems into Year 2000 compliance.

Other Material Trends and Contingencies

Iusacell's financial condition and results of operations could also be materially affected by the following events and developments:

Negative Economic Conditions

The late 1997 and 1998 financial crises in emerging markets, together with the weakness through the fourth quarter of 1998 in the price of oil, which is a significant source of revenue for the Mexican government, contributed to renewed weakness in the Peso in the first three quarters of 1998, although the Peso strengthened significantly in the fourth quarter of 1998. The Mexican government responded to revenue shortfalls from the oil sector with new cutbacks in federal spending. Press reports during the second and third quarters of 1998 also suggested that consumer spending, which had been recovering, may have suffered a temporary setback.

Although the exact correlation between general government and consumer spending and wireless telephony purchases and usage in Mexico is unknown, these economic conditions may negatively affect subscriber growth rates and the willingness of consumers to use their phones, thereby negatively affecting average monthly revenues per subscriber. In addition, the weakness in the Peso resulted in significant foreign exchange losses for Iusacell in the first nine months of 1998. However, in the fourth quarter of 1998, Iusacell had significant foreign exchange gains. These economic conditions, which also contributed to an increase in domestic interest rates in the second half of 1998, may also negatively impact the availability and cost of funds.

Price Increases and Rollbacks

Iusacell has attempted, and continues to attempt, to exercise price leadership in the Mexican cellular market, with a strategy of having its prices keep pace with inflation if economic and competitive conditions permit. During the first half of 1997, this strategy was effectively implemented through weighted average price increases of 15% in April 1997 for the per minute airtime price on its contract and prepay plans, and 8.3% in May 1997 for the fixed monthly charge on all its contract plans. See "Item 1--Description of Business-- Marketing--Pricing." In October 1997, however, Iusacell initiated pricing discounts of between 25% and 50% for the cost of incoming cellular calls, in response to pricing actions by Telcel and as a means of boosting traffic volumes and, ultimately, average revenue per subscriber. Moreover, in October 1997 Iusacell adjusted airtime prices downward by 4.6% on a weighted average basis and in November 1997 further decreased airtime charges on one of its low-end contract plans by 1.0%, in each case in order to maintain competitiveness.

In late March 1998, Iusacell raised airtime prices approximately 7.9% on average for contract plans and 13.6% for prepay customers. Because of market and competitive conditions, however, this increase was partially rolled back in early May 1998 for both contract and prepay customers and, in late May 1998, the remainder of the price increase for contract plans was reversed. As a result, however, a 9.9% airtime price increase for prepay customers remained.

In August 1998, Iusacell filed with the COFETEL to register tariffs that would increase analog contract plan airtime prices in Region 9 by approximately 3% on a weighted average basis. Competitive conditions caused this price increase not to be implemented. However, in October 1998, Iusacell raised airtime prices for its contract plans by approximately 8% on a weighted average basis. In late March 1999, Iusacell raised airtime prices on its contract plans by approximately 12% on a weighted average basis and approximately 6% for prepay customers. These price increases remained in place as the competition followed our lead.

Iusacell's revenues will be adversely affected to the extent that price increases cannot keep pace with inflation.

New Competition

As a direct result of the spectrum auctions organized by the COFETEL which concluded in May 1998, Iusacell will be facing additional mobile wireless competition operating in the 1.9 GHz (PCS) spectrum in their cellular territories by the second half of 1999 and, later in 1999, additional local telephony competition operating in the 3.4-3.7 GHz Wireless Local Loop spectrum. The specific consequences for Iusacell of this new competition are difficult to predict. The experience of other countries suggests that, although overall demand for wireless telephony services will increase, prices will experience downward pressure, especially at the time of market entry by the new competitors.

Regulatory Developments

The Mexican authorities resolved several critical regulatory issues in 1998 and will likely continue to resolve additional important regulatory issues in 1999 which may have a material effect on Iusacell's financial condition and results of operations.

Local Interconnection. On December 1, 1998, the COFETEL issued a resolution which established the per minute interconnection rate for telephone calls made from wireless customers to wireline customers at Ps.0.2573 per full minute payable on a per second basis, which will be indexed on a monthly basis for inflation as of October 1, 1998. In accordance with a September 1997 agreement with Telmex, this tariff will be applied retroactively to June 1, 1997. Iusacell had been paying an interconnection fee of Ps.0.31 per minute or fraction of a minute. As a result of the retroactive application of this interconnection tariff, Iusacell will receive a minimum benefit of Ps.33.3 million (U.S.$3.4 million), of which Ps.29.1 million (U.S.$2.9 million) was recognized in 1998.

The COFETEL declined to provide for any amount of reciprocity in the interconnection fee payable by Telmex to wireless operators for interconnection services that Iusacell provides Telmex for calls made by wireline customers to mobile wireless customers. As a result, Iusacell booked a net Ps.29.7 million (U.S.$3.0 million) revenue reduction for the fourth quarter of 1998 and, in early January 1999, filed for an administrative reconsideration of the local interconnection ruling seeking, among other things, full interconnection reciprocity for calls made by wireless customers to wireline customers.

Calling Party Pays. On December 1, 1998, the COFETEL also ruled that the calling party pays modality would be implemented by May 1, 1999 as an option for the wireless customer. The calling party pays modality is a cellular telephony payment scheme similar to the existing wireline payment scheme, where the wireline or fixed wireless party that places a call to a cellular telephone, and not the cellular subscriber receiving the call, will be billed for interconnection access, and the recipient will not be billed for the airtime charges corresponding to that call. The COFETEL established the calling party pays interconnection tariff at Ps.1.80 per minute or fraction of a minute, which was to be indexed on a monthly basis for inflation as of October 1, 1998, for calls from Telmex wireline customers to mobile wireless customers. The calling party pays modality would only apply to local calls and the mobile party pays modality would continue to apply to incoming long distance and incoming calls to a roamer.

In early January 1999, Telmex filed an injunction which suspended temporarily the scheduled implementation of calling party pays. This preliminary injunction was set aside by the Mexican courts in February 1999. In early January 1999, Iusacell filed with the COFETEL for an administrative reconsideration of the calling party pays ruling, seeking, among other things:

 . an increase in the calling party pays interconnection tariff to in excess of Ps.2.00 per minute, and

 . interconnection reciprocity for any and all incoming calls from wireline telephones to subscribers maintaining the mobile party pays modality.

In April 1999, Telmex and the Cellular A-Band carriers completed negotiating a new mobile wireless Telmex local wireline interconnection agreement with the approval of the COFETEL. The calling party pays modality was implemented on May 1, 1999. All mobile wireless customers were automatically converted to calling party pays, with the right to revert to the mobile party pays modality. The interconnection rate was frozen for six months at Ps.1.90 per minute or fraction of a minute. Had the indexing established by the December 1, 1998 COFETEL resolution been applied, the rate for May 1999 would have been Ps.1.97 per minute or fraction of a minute. The price which Telmex may charge its customers was frozen for six-months at Ps.2.50 per minute or fraction of a minute, plus Telmex's applicable per call local charge. The calling party pays interconnection tariff and the Telmex surcharges will be reassessed prior to the expiration of this six month period in November 1999. We cannot assure you that the interconnection rate will remain at the same level following this reassessment.

Telmex greeted the May 1, 1999 implementation of calling party pays with an advertising campaign critical of the high costs to wireline customers, whom they urged to block calling party pays calls. But after a moderate decline in traffic during the first two weeks of May 1999, Iusacell experienced a gradual increase in traffic over the last two weeks of May 1999, slightly exceeding pre-calling party pays traffic levels by the end of the month.

Iusacell expects the overwhelming majority of its customers to choose not to opt out of the calling party pays modality and further expects that the implementation of the calling party pays modality will accelerate subscriber growth and increase subscriber usage throughout the Mexican wireless market. Iusacell believes that when other countries have implemented calling party pays, they generally have experienced substantial increases in usage by wireless telephone customers. In the event that calling party pays causes a surge in cellular traffic, Iusacell will likely experience improved revenue growth, but it may also need to incur substantial additional capital expenditures to augment its capacity in order to handle this greater traffic.

Long Distance Interconnection. In a separate resolution issued on December 1, 1998, the COFETEL also established the interconnection tariff between long distance and local wireline carriers at Ps.0.2573 per full minute payable on a per second basis, which will be indexed on a monthly basis for inflation as of October 1, 1998. With respect to international long distance calls, the COFETEL eliminated the requirement that a Mexican long distance company pay 58% of the incoming international settlement rate to the local telephone carrier terminating a call.

Long Distance Concession. In December 1997, the COFETEL authorized a modification of Iusacell's concession to provide long distance services, modifying coverage requirements and permitting the use of microwave and other non-fiber technologies for transmission purposes. Together with fiber-swapping agreements reached by Iusacell with two of its competitors, the modified concession permits a more efficient, more technologically flexible long distance network and eliminates more than U.S.$200 million in Iusacell capital expenditure requirements over the next three years. In 1999, the SCT and the COFETEL may also determine how much, through what means and over how much time long distance concessionaires, including Iusatel, will pay for the special projects implemented by Telmex prior to January 1997 to permit competition in long distance telephony, including the numbering and signaling plans and expenditures to facilitate interconnection. In May 1997, the COFETEL issued a ruling mandating that the total amount reimbursable to Telmex for such special projects was U.S.$422 million. Several long distance concessionaires objected to the ruling, and the COFETEL is reviewing its ruling in light of these objections.

During the third quarter of 1998, Telmex and Alestra, S. de R.L., which is commercially known as Alestra and in which AT&T is a shareholder, attempted to reach a negotiated settlement of several issues related to long distance, including the amount and reimbursement mechanism for such special projects. No definitive agreement has been reached to date on such special projects and, if such an agreement is reached, the impact on the financial condition and operations of Iusacell cannot yet be estimated.

Results of Operations

The following table presents for the periods indicated the percentage relationships which certain items bear to revenues:

                                                    Year Ended December 31,
                                                    -------------------------
                                                     1996     1997     1998
                                                    -------  -------  -------
Revenues:
  Cellular service revenues........................    70.2%    74.1%    74.6%
  Other service revenues...........................    15.9      8.8     12.1
                                                    -------  -------  -------
    Total service revenues.........................    86.1     82.9     86.7
    Telephone equipment and other revenues.........    13.9     17.1     13.3
                                                    -------  -------  -------
    Total..........................................   100.0    100.0    100.0
Cost of sales:
  Cost of services.................................    31.6     27.6     27.1
  Cost of telephone equipment and other............     7.7     10.8      7.1
                                                    -------  -------  -------
    Total..........................................    39.3     38.4     34.2
Gross profit.......................................    60.7     61.5     65.8
Operating expenses.................................    43.8     40.0     38.2
Depreciation & amortization........................    35.6     31.3     28.1
450 Project non-cash writedown.....................     --       --      34.8
                                                    -------  -------  -------
Operating income (loss)............................   (18.7)    (9.8)   (35.3)
Other income, net..................................     --       --       4.7
Integral financing cost (gain):
  Interest expense, net............................    16.5     13.3      7.9
  Foreign exchange (gain) loss, net................    (3.7)     2.6     29.6
  Gain on net monetary position....................   (20.5)   (15.7)   (24.0)
                                                    -------  -------  -------
    Total..........................................    (7.7)     0.2     13.5
Equity participation in net income (loss) of
 associated companies..............................     0.1      8.5      0.9
Provision for equipment impairment.................     --     (49.9)     --
Income (loss) from continuing operations before
 asset tax, employee profit sharing, minority
 interest and extraordinary item...................   (10.9)   (51.4)   (43.2)
Provision for asset tax and employee profit
 sharing...........................................     2.1      2.4      2.3
Minority interest..................................    (0.2)     --       0.2
Extraordinary item.................................     8.5      --       --
Loss from discontinued operations..................     --       --      (0.7)
                                                    -------
Net income (loss)..................................  (21.3)%  (53.8)%  (46.0)%
                                                    =======  =======  =======

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

Revenues

The following table presents the source of Iusacell's revenues for the years ended December 31, 1997 and 1998.

                                              Year Ended
                                  -----------------------------------
                                  December 31, 1997 December 31, 1998
                                  ----------------- -----------------
                                     Ps.       %       Ps.       %    % Change
                                  --------- ------- --------- ------- --------
     Cellular service revenues...   1,635.4    74.1   2,107.4    74.6   28.9
     Other service revenues......     194.9     8.8     341.7    12.1   75.3
                                  --------- ------- --------- -------
       Total service revenues....   1,830.3    82.9   2,449.1    86.7   33.8
       Telephone equipment and
        other revenues...........     376.4    17.1     375.3    13.3   (0.3)
                                  --------- ------- --------- -------
         Total revenues..........   2,206.7   100.0   2,824.4   100.0   28.0
                                  ========= ======= ========= =======

Cellular Services. The table below presents cellular service revenues by source for the years ended December 31, 1997 and 1998.

                                                       Year Ended December 31,
                                                     ---------------------------
                                                       1997(/1/)     1998(/1/)
                                                     ------------- -------------
                                                       Ps.     %     Ps.     %
                                                     ------- ----- ------- -----
     Airtime(/2/)...................................   612.1  37.4   756.2  35.9
     Monthly fees...................................   729.3  44.6   961.0  45.6
     Long distance..................................   144.7   8.8   176.4   8.4
     Value-added services(/3/)......................    84.7   5.2   150.5   7.1
     In-roaming(/4/)................................    63.2   3.9    56.4   2.7
     Activation fees................................     1.4   0.1     6.9   0.3
                                                     ------- ----- ------- -----
       Total cellular service revenues.............. 1,635.4 100.0 2,107.4 100.0
                                                     ======= ===== ======= =====

-------
(/1/)Figures reflect intercompany eliminations. These figures do not include revenues derived from paging, or from long distance services related to cellular service, local telephony or data transmission services.
(/2/)Incoming and outgoing airtime is charged on a per-minute basis for peak
    (Monday to Friday, 8:00 a.m. to 10:00 p.m.) and non-peak airtime. (/3/)Includes fees for value-added services such as call waiting, call transfer, emergency service, secretarial service and conference calling, and revenues from activation bonds, insurance-related charges payable by subscribers, rural and public telephony and Iusacell's cellular magazine. Does not include charges for related airtime. Customers using value-added services such as news, weather, sports and entertainment reports are charged only for airtime. These revenues are therefore included in airtime.
(/4/)See "Item 1--Description of Business--Cellular Services--Roaming" for a discussion of the differences between in-roaming and out-roaming and the revenues associated with these services. In-roaming revenues are reflected in total service revenues and are paid to Iusacell by operators from other regions. Out-roaming revenues are reflected in telephone equipment and other revenues and are passed through to the applicable host operator.

Cellular service revenues increased by 28.9% to Ps.2,107.4 million (U.S.$212.8 million) in 1998 from Ps.1,635.4 million (U.S.$165.2 million) in 1997 and represented 74.6% and 74.1% of total revenues in 1998 and 1997, respectively. Revenues increased primarily as a result of a larger subscriber base. The number of contract subscribers increased 38.5% and the number of prepay subscribers increased 139.0% at December 31, 1998 as compared to December 31, 1997. The benefit of the increase in subscriber base was offset in part by a 17.1% decrease in average monthly MOUs and a 22.2% decrease in nominal average monthly cellular revenue per subscriber in 1998 as compared to 1997.

Monthly fees from contract customers increased 31.8% to Ps.961.0 million (U.S.$97.1 million) in 1998 from Ps.729.3 million (U.S.$73.7 million) in 1997 because of the increase in contract subscribers. Airtime revenues also increased 23.5% to Ps.756.2 million (U.S.$76.4 million) in 1998 from Ps.612.1 million (U.S.$61.8 million) in 1997 mainly because of higher usage resulting from the increase in the subscriber base. Long distance cellular revenues increased 22.1% to Ps.176.4 million (U.S.$17.8 million) in 1998 from Ps.144.7 million (U.S.$14.6 million) in 1997 mainly because of additional high volume customers and an increase in usage by all customers.

Average monthly MOUs for 1998 were 87, a decrease of 17.1% compared to the monthly average of 105 MOUs in 1997. This decline in MOUs was largely due to the significant increase in the number of Iusacell's prepay customers, who generate substantially lower average MOUs than contract customers. In addition, Iusacell has experienced a trend toward lower MOUs as Iusacell's expanded customer base now includes subscribers who tend to generate fewer MOUs.

Nominal average monthly cellular revenue per subscriber declined 22.2% to Ps.361 in 1998 from Ps.464 in 1997. This decline was primarily due to the same reasons noted to explain the decline of monthly MOUs, and to a shift in usage mix towards discounted incoming calls (discounts were implemented in October
1997). See "--Other Material Trends and Contingencies--Price Increases and Rollbacks."

Iusacell had 755,375 and 400,123 cellular subscribers at December 31, 1998 and 1997, respectively. Prepay subscribers increased by 139.0% from 200,159 subscribers, or 50.0% of total subscribers, at December 31, 1997 to 478,361 subscribers, or 63.3% of total subscribers, at December 31, 1998. See "Item 1-- Description of Business--Cellular Services--Prepay Customers." Contract subscribers increased by 38.5% from 199,964 to 277,014 between the same dates.

Contract subscriber churn declined to an average monthly level of 2.58% for 1998 from 2.95% for 1997. This decline reflects improved customer service and the implementation of special programs specifically designed to enhance customer retention and loyalty.

Other Services. Other service revenues increased by 75.3% to Ps.341.7 million (U.S.$34.5 million) in 1998 from Ps.194.9 million (U.S.$19.7 million) in 1997, and represented 12.1% and 8.8% of total revenues in 1998 and 1997, respectively. This increase was principally due to higher sales of non-cellular products and services.

Telephone Equipment and Other. Telephone equipment and other revenues decreased 0.3% to Ps.375.3 million (U.S.$37.9 million) in 1998 from Ps.376.4 million (U.S.$38.0 million) in 1997. This decrease was primarily due to lower out-roaming revenues.

Cost of Sales

Total cost of sales increased 13.9% to Ps.967.2 million (U.S.$97.7 million) in 1998 from Ps.848.8 million (U.S.$85.7 million) in 1997. As a percentage of total revenues, cost of sales decreased to 34.2% in 1998 from 38.4% in 1997.

Cost of Services. Cost of services increased 25.7% to Ps.766.4 million (U.S.$77.4 million) in 1998 from Ps.609.9 million (U.S.$61.6 million) in 1997. This increase was mainly due to the 28.9% increase in cellular service revenues (which resulted in higher overall (i) taxes and fees payable to the Mexican government and (ii) Telmex interconnection fees), offset in part by a 21.2% decrease in long-distance interconnection costs resulting from a greater use of Iusacell's own expanded network. As a percentage of service revenues, cost of services decreased from 33.3% for 1997 to 31.3% for 1998 mainly because of cost improvement actions and a retroactive reduction in Telmex interconnection fees.See "--Other Material Trends and Contingencies--Regulatory Developments."

Cost of Telephone Equipment and Other. Cost of telephone equipment and other costs decreased by 16.0% to Ps.200.8 million (U.S.$20.3 million) in 1998 from Ps.238.9 million (U.S.$24.1 million) in 1997 primarily due to a lower cost of handsets. As a percentage of telephone equipment and other revenues, costs decreased to 53.5% in 1998 from 63.5% in 1997. The cost of a cellular handset given to a contract customer is amortized over 18 months, the average length of Iusacell's cellular contract, instead of being expensed in the period in which the customer received the telephone. If the handset costs had been expensed instead of amortized, Iusacell's cost of telephone equipment and other costs would have increased by Ps.248.8 million (U.S.$25.1 million) and Ps.80.1 million (U.S.$8.1 million) in 1998 and 1997, respectively.

Operating Expenses

Operating expenses increased 22.2% to Ps.1,077.8 million (U.S.$108.9 million) in 1998 from Ps.882.2 million (U.S.$89.1 million) in 1997. As a percentage of total revenues, operating expenses decreased to 38.2% in 1998 from 40.0% in 1997. Sales and advertising expenses increased by 34.6% from Ps.550.1million (U.S.$55.6 million) in 1997 to Ps.738.6 million (U.S.$74.6 million) in 1998, primarily because of increased competition for customer growth and the launch of Iusacell's digital services. General and administrative expenses increased 2.1% to Ps.339.2 million (U.S.$34.3 million) in 1998 from Ps.332.1 million (U.S.$33.5 million) in 1997, primarily due to higher salaries and benefits and general operating costs. In accordance with Mexican GAAP, until September 1998, certain pre-operating expenses, primarily related to Project 450, were capitalized rather than expensed as under U.S. GAAP. In September 1998, under Mexican GAAP, Iusacell wrote off all capitalized pre-operating expenses accumulated as of that date as a charge against current operations. See "-- Depreciation and Amortization."

Depreciation and Amortization

Depreciation and amortization expenses, including the 450 non-cash writedown, increased by 157.4% to Ps.1,776.4 million (U.S.$179.4 million) in 1998 from Ps.690.2 million (U.S.$69.7 million) in 1997. This significant increase was primarily due to the Ps.981.5 million (U.S.$99.1 million) non-cash writedown of the carrying value of Iusacell's investment in its 450 MHz fixed wireless project. See "--Local Telephony in the 450 MHz Frequency Band."

Operating Income (Loss)

Iusacell recorded an operating loss of Ps.997.0 million (U.S.$100.7 million) in 1998 as compared to an operating loss of Ps.214.5 million (U.S.$21.7 million) in 1997. Excluding the non-cash writedown for the 450 MHz project, the 1998 operating loss would have been Ps.15.5 million (U.S.$1.6 million).

Other Income

Other income of Ps.132.7 million (U.S.$13.4 million) in 1998 primarily represents a gain from the Mexican GAAP accounting of a fiber optic cable agreement with Bestel, S.A. de C.V. See "--U.S. GAAP Reconciliation--Gain from the exchange of non-monetary assets."

Integral Financing Cost (Gain)

Integral financing cost was Ps.380.8 million (U.S.$38.5 million) in 1998 compared to a cost of Ps.4.7 million (U.S.$0.5 million) in 1997 due principally to a foreign exchange loss of Ps.836.4 million (U.S.$84.5 million) in 1998 as compared to a foreign exchange loss of Ps.57.5 million (U.S.$5.8 million) in 1997, resulting from the effect of a higher Peso devaluation and U.S. dollar net liability position in 1998 as compared with 1997. Net interest expense decreased by 24.1% to Ps.223.4 million (U.S.$22.6 million) in 1998 from Ps.294.4 million (U.S.$29.7 million) in 1997 because of the capitalization of interest related to investments in fixed assets in the amount of Ps.123.7 million (U.S.$12.5 million). Monetary gain increased by 95.5% to Ps.678.9 million (U.S.$68.6 million) in 1998 from Ps.347.2 million (U.S.$35.1 million) in 1997 primarily due to a higher net monetary liability position and period-over-period inflation of 18.6%.

Provision for Equipment Impairment

As a result of a reassessment of the accounting for the impairment charge related to Iusacell's analog communications network under Mexican GAAP, a provision of Ps.1,100.7 million (U.S.$111.2 million) was recorded as a charge to income in 1997. See "--U.S. GAAP Reconciliation--Fixed Assets Revaluation" and Notes 20 and 22 to the Audited Consolidated Financial Statements.

For U.S. GAAP purposes, the Ps.1,100.7 million impairment provision was determined in accordance with the Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-lived Assets and Assets to be Disposed of" ("SFAS 121"). During the year ended December 31, 1997, changes in circumstances indicated that the carrying amount of Iusacell's analog telecommunications network might not be recoverable. These circumstances included:

  . Customer and marketing requirements for better voice quality, more and improved value-added services and reduction of wireless fraud, all of which were more viable with a digital platform. These requirements accelerated the adoption of digital technology in the Mexican wireless market.

  . The view of Bell Atlantic, which assumed management control of Iusacell in February 1997, that Iusacell would need to adopt digital technology in order to remain competitive and that CDMA was the best technology available to Iusacell.

  . The plans developed in 1997 by Telmex, the incumbent carrier, and other wireless carriers to launch digital technology in Mexico in 1998.

  . Iusacell's decision to participate in the digital personal communications services auctions that were announced in November 1997. Effectively, the auctions were contributing to the growing market pressures for a wireless service change from analog to digital technology throughout Mexico.

  . An increase in Iusacells subscriber base during 1997, such that the analog network was operating at close to full capacity by November 1997. The CDMA digital network has the potential to increase capacity by a six to eight multiple compared with analog.

In view of these changes in circumstances, Iusacell estimated the future cash flows, undiscounted and without interest, of the analog equipment based on its remaining life and considering the eventual disposition of the equipment under the terms of a December 1997 agreement with Lucent Technologies to replace such equipment. At the time of that assessment, the sum of the undiscounted future cash flows was less than the book value of the analog equipment.

Having determined that the analog equipment had been impaired, Iusacell then used the measurement criteria in SFAS 121 to determine the amount of the impairment. Because the analog network is Iusacell's principal fixed asset and integral to its operations, Iusacell believes that the asset does not qualify as an asset to be disposed of in accordance with SFAS 121, but rather an asset to be held and used. Consequently, for U.S. GAAP purposes, Iusacell reduced the value of its investment in the analog network to its fair value and recorded such write-down as a charge to operating expenses. Fair value was determined based on an independent appraisal. Furthermore, such fair value approximates the amount of the trade-in credits to be granted pursuant to the agreement with Lucent Technologies. See "--Digitalization" and Note 20 to the Audited Consolidated Financial Statements.

Loss from Discontinued Operations

Loss from discontinued operations of Ps.18.4 million (U.S.$1.9 million) in 1998 represents the loss recognized as a result of Iusacell's discontinuation of its Cellular Solutions de Mexico operation. See Note 19 to the Audited Consolidated Financial Statements.

Net Income (Loss)

As a result of the factors described above, Iusacell's net loss was Ps.1,297.2 million (U.S.$131.0 million) in 1998 as compared to a net loss of Ps.1,186.4 million (U.S.$119.8 million) in 1997. Excluding the non-cash writedown for the 450 MHz project, Iusacell's net loss for 1998 would have been Ps.315.8 million (U.S.$31.9 million). Excluding the provision for equipment impairment for the analog communications network, Iusacell's net loss for 1997 would have been Ps.85.7 million (U.S.$8.7 million).

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

Revenues

The following table presents the source of Iusacell's revenues for the years ended December 31, 1996 and 1997.

                                              Year Ended
                                  -----------------------------------
                                  December 31, 1996 December 31, 1997
                                  ----------------- -----------------
                                     Ps.       %       Ps.       %    % Change
                                  --------- ------- --------- ------- --------
Cellular service revenues........   1,540.1    70.2   1,635.4    74.1    6.2
Other service revenues(/1/)......     347.7    15.9     194.9     8.8  (43.9)
                                  --------- ------- --------- ------- --------
  Total service revenues.........   1,887.8    86.1   1,830.3    82.9   (3.0)
Telephone equipment and other
 revenues........................     304.5    13.9     376.4    17.1   23.6
                                  --------- ------- --------- ------- --------
    Total revenues...............   2,192.3   100.0   2,206.7   100.0    0.7
                                  ========= ======= ========= ======= ========

-------
(1) Other service revenues consist of revenues from the provision of telecommunication services in Mexico other than cellular and, until December 1996, from revenues derived from Iusacell's consolidated 51% investment in Iusatel Chile, S.A. de C.V. ("Iusatel Chile"), a Chilean long distance provider. Iusacell sold its 51% stake in Iusatel Chile in December 1996. See "Item 1--Business--International Joint Ventures."

Cellular Services. The table below presents cellular service revenues by source for the years ended December 31, 1996 and 1997.

                                                       Year Ended December 31,
                                                     ---------------------------
                                                       1996(/1/)     1997(/1/)
                                                     ------------- -------------
                                                       Ps.     %     Ps.     %
                                                     ------- ----- ------- -----
      Airtime(/2/)..................................   538.0  34.9   612.1  37.4
      Monthly fees..................................   702.3  45.6   729.3  44.6
      Long distance(/3/)............................   115.1   7.5   144.7   8.8
      Value-added services(/4/).....................   114.6   7.4    84.7   5.2
      In-roaming(/5/)...............................    70.0   4.6    63.2   3.9
      Activation fees...............................     0.1   0.0     1.4   0.1
                                                     ------- ----- ------- -----
        Total cellular service revenues............. 1,540.1 100.0 1,635.4 100.0
                                                     ======= ===== ======= =====

(/1/)Figures reflect intercompany eliminations. These figures do not include revenues derived from paging, local telephony or data transmission services or from long distance services unrelated to cellular service.
-------
(/2/)Incoming and outgoing airtime is charged on a per-minute basis for peak
    (Monday to Friday, 8:00 a.m. to 10:00 p.m.) and non-peak airtime.
(/3/)Long distance revenues generated by cellular subscribers were passed through to Telmex prior to August 11, 1996. Since that date, such revenues have been retained by Iusacell.

(/4/)Includes fees for value-added services such as call waiting, call transfer, emergency service, secretarial service and conference calling, and revenues from activation bonds, insurance-related charges payable by subscribers, rural and public telephony and Iusacell's cellular magazine. Does not include charges for related airtime. Customers using value-added services such as news, weather, sports and entertainment reports are charged only for airtime. These revenues are therefore included in airtime.
(/5/)See "Item 1--Business--Cellular Services--Roaming" for a discussion of the differences between in-roaming and out-roaming and the revenues associated with these services. In-roaming revenues are reflected in total service revenues and are paid to Iusacell by operators from other regions. Out-roaming revenues are reflected in telephone equipment and other revenues and are passed through to the applicable host operator.

Cellular service revenues increased by 6.2% to Ps.1,635.4 million (U.S.$165.2 million) in 1997 from Ps.1,540.1 million (U.S.$155.5 million) in 1996 and represented 74.1% and 70.2% of total revenues in 1997 and 1996, respectively. Revenues increased as a result of a 71.8% increase in total subscribers in 1997, including a 25.6% increase in contract subscribers and a 171.4% increase in prepay subscribers, offset in part by a 11.0% decrease in average monthly MOUs.

Airtime revenues increased 13.8% to Ps.612.1 million (U.S.$61.8 million) in 1997 from Ps.538.0 million (U.S.$54.3 million) in 1996, and represented 37.4% of total cellular revenue in 1997 as compared to 34.9% in 1996. This increase in airtime revenue results mainly from price increases and higher usage resulting from the increase in the subscriber base. Monthly fees from contract customers increased 3.8% to Ps.729.3 million (U.S.$73.7 million) in 1997 from Ps.702.3 million (U.S.$70.9 million) in 1996. Monthly fee growth benefited from price increases in 1997, but trailed contract customer growth because the majority of the new contract plan additions was added during the second half of 1997. Long distance cellular revenues increased 25.7% to Ps.144.7 million (U.S.$14.6 million) in 1997 from Ps.115.1 million (U.S.$11.6 million) in 1996 mainly because of the growth in the cellular subscriber base in 1997.

Iusacell had 400,123 and 232,906 cellular subscribers at December 31, 1997 and 1996, respectively. Prepay subscribers increased by 171.4% from 73,762 subscribers, or 31.7% of total subscribers, at December 31, 1996 to 200,159 subscribers, or 50.0% of total subscribers, at December 31, 1997. Contract subscribers increased by 25.6% from 159,144 to 199,964 between the same dates.

In 1997, contract subscriber churn declined dramatically to an average monthly level of 2.95% from 4.28% during 1996. This decline reflects net increases in contract subscribers, which reversed the previous downward trend in contract customers experienced in 1996 when many such customers migrated to prepay plans as a result of economic conditions, as well as improved customer service.

Average monthly MOUs for 1997 were 105, a decrease of 11.0% compared to the monthly average of 118 MOUs in 1996. This decline in MOUs was largely due to the significant increase in the number of Iusacell's prepay customers, who generate substantially lower average MOUs than contract customers. In addition, Iusacell has experienced a trend toward lower MOUs as its expanded customer base is now attracting subscribers who tend to generate fewer MOUs.

Nominal average monthly cellular revenue per subscriber decreased 5.7% to Ps.464 in 1997 from Ps.492 in 1996. This decline was primarily due to the same reasons noted to explain the decline of monthly MOUs.

Other Services. Other service revenues decreased by 43.9% to Ps.194.9 million (U.S.$19.7 million) in 1997 from Ps.347.7 million (U.S.$35.1 million) in 1996, and represented 8.8% and 15.9% of total revenues in 1997 and 1996, respectively. This decrease, in large part was because of the sale of Iusacell's interest in Iusatel Chile in December 1996. Revenues derived from Iusatel Chile were Ps.81.3 million (U.S.$8.2 million) in 1996.

Telephone Equipment and Other. Telephone equipment and other revenues grew 23.6% to Ps.376.4 million (U.S.$38.0 million) in 1997 from Ps.304.5 million (U.S.$30.8 million) in 1996. This increase was primarily due to an increase in handset sales to support Iusacell's growing prepay program.

Cost of Sales

Total cost of sales decreased 1.5% to Ps.848.8 million (U.S.$85.7 million) in 1997 from Ps.861.9 million (U.S.$87.1 million) in 1996. As a percentage of total revenues, cost of sales decreased to 38.5% in 1997 from 39.3% in 1996.

Cost of Services. Cost of services decreased 11.9% to Ps.609.9 million (U.S.$61.6 million) in 1997 from Ps.692.1 million (U.S.$69.9 million) in 1996. This decrease was mainly due to the sale of Iusatel Chile and reduced Telmex interconnection fees.

Cost of Telephone Equipment and Other. Despite the lower rate of inflation in 1997 relative to the rate of inflation in 1996, cost of telephone equipment and other costs increased by 40.7% to Ps.238.9 million (U.S.$24.1 million) in 1997 from Ps.169.8 million (U.S.$17.1 million) in 1996, primarily due to an increase in handsets sold to support Iusacell's prepay program. As a percentage of telephone equipment and other revenues, costs of telephone equipment and other costs increased to 63.5% in 1997 from 55.8% in 1996. The cost of a cellular handset given to a contract customer is amortized over 18 months, instead of being expensed in the period in which the customer received the telephone. If these handset costs had been expensed instead of amortized, Iusacell's cost of telephone equipment and other costs would have increased by Ps.187.0 million (U.S.$18.9 million) and Ps.267.6 million (U.S.$27.0 million) in 1997 and 1996, respectively.

All of Iusacell's cellular handsets are subject to obsolescence based on a number of factors, including changes in customer preferences, competition and technological developments. The decrease in the allowance for obsolete and slow moving inventories as a percentage of cellular telephone and accessories (from 39% at December 31, 1996 to 11% at December 31, 1997) was primarily related to two items: (i) a significant amount of handsets were purchased in December 1997 in anticipation of a sales promotion to be launched in early 1998 and (ii) a special provision for loss established at the end of 1996 to cover damage from a flood at one of Iusacell's warehouses.

Operating Expenses

Operating expenses decreased 8.0% to Ps.882.2 million (U.S.$89.1 million) in 1997 from Ps.959.2 million (U.S.$96.9 million) in 1996, and, as a percentage of total revenues, decreased to 40.0% in 1997 from 43.8% in 1996. Sales and advertising expenses grew 6.7% from Ps.515.4 million (U.S.$52.1 million) in 1996 to Ps.550.1 million (U.S.$55.6 million) in 1997. General and administrative expenses declined 25.2% to Ps.332.1 million (U.S.$33.5 million) in 1997 from Ps.443.8 million (U.S.$44.8 million), primarily due to the elimination of general and administrative expenses from Iusatel Chile, a 17% reduction in administrative and staff personnel and a decline in consulting fees in 1997.

In accordance with Mexican GAAP, pre-operating expenses (net of pre-operating revenues) associated with Iusacell's provision of local wireless service in the 450 MHz band on a trial basis (as well as with certain other services) are capitalized rather than, as required under U.S. GAAP, expensed. The pre-operating expenses (net of pre-operating revenues) that were capitalized in 1997 and 1996 equaled Ps.100.5 million (U.S.$10.2 million) and Ps.98.4 million (U.S.$9.9 million), respectively.

Depreciation and Amortization

Depreciation and amortization expenses decreased by 11.5% to Ps.690.2 million (U.S.$69.7 million) in 1997 from Ps.779.6 million (U.S.$78.7million) in 1996. The decline in depreciation and amortization is attributable to the reduction in the carrying value of fixed assets during 1997. In accordance with Mexican GAAP and following Bulletin B-10, fixed assets and depreciation for the year are restated using inflation factors without exceeding net realizable value.

Operating Loss

For 1997, Iusacell recorded an operating loss of Ps.214.5 million (U.S.$21.7 million) as compared to an operating loss of Ps.408.4 million (U.S.$41.2 million) in 1996.

Integral Financing Cost (Gain)

Integral financing cost was Ps.4.7 million (U.S.$0.5 million) in 1997 compared to a gain of Ps.166.8 million (U.S.$16.8 million) in 1996 due principally to a foreign exchange loss of Ps.57.5 million (U.S.$5.8 million) in 1997 compared to a foreign exchange gain of Ps.80.1 million (U.S.$8.1 million) in 1996. In 1997, Iusacell recorded a decrease in gain on monetary position of 22.7% to Ps.347.2 million (U.S.$35.1 million) in 1997 from Ps.449.1 million (U.S.$45.4 million) in 1996 reflecting the lower rate of inflation in 1997. Net interest expense decreased 18.8% to Ps.294.4 million (U.S.$29.7 million) in 1997 from Ps.362.4 million (U.S.$36.6 million) in 1996. The decrease in interest expense was due to significantly lower interest rates, offset in part by higher levels of borrowing in 1997.

Equity Participation in Net Income (Loss) of Associated Companies

Iusacell recorded equity participation in net income of associated companies of Ps.187.1 million (U.S.$18.9 million) in 1997 as compared to Ps.1.7 million (U.S.$0.2 million) in 1996. This increase was due to the gain on the sale of Iusacell's Ecuadorian affiliate. See "Item 1--Description of Business-- International Joint Ventures."

Provision for Equipment Impairment

As a result of a reassessment of the accounting for the impairment charge related to Iusacell's analog communications network under Mexican GAAP, a provision of Ps.1,100.7 million (U.S.$111.2 million) was recorded as a charge to income in 1997. See "--U.S. GAAP Reconciliation--Fixed Assets Revaluation" and Notes 20 and 22 to the Audited Consolidated Financial Statements.

Net Income (Loss)

As a result of the factors described above, Iusacell's net loss was Ps.1,186.4 million (U.S.$119.8 million) in 1997 as compared to a net loss of Ps.468.4 million (U.S.$47.3 million) in 1996. Excluding the provision for equipment impairment for the analog communications network, Iusacell's net loss for 1997 would have been Ps.85.7 million (U.S.$8.7 million).

Income Tax, Asset Tax and Employees' Profit Sharing

Prior to January 1, 1999, Iusacell prepared its tax returns on a fully consolidated basis for all but three of its subsidiaries, benefiting from the ability to offset losses incurred by some subsidiaries against the gains of others within the consolidated group. Iusacell only consolidated 60% of Iusatel, S.A. de C.V. Iusatelecomunicaciones, S.A. de C.V. and Infotelecom, S.A. de C.V. for tax purposes because they were not wholly-owned subsidiaries. Beginning January 1, 1999, as a result of Mexican income tax law amendments, Iusacell must limit its tax consolidation to 60% of all its subsidiaries, except for five entities (Iusatel, S.A. de C.V., Iusatelecomunicaciones, S.A. de C.V., Infotelecom, S.A. de C.V., Iusacell PCS, S.A. de C.V. and Punto a Punto Iusacell, S.A. de C.V.) which will not be included in its consolidated tax return (although they are consolidated for accounting purposes), because Iusacell does not hold at least 51% of the voting shares of such subsidiaries. Iusacell filed an injunction (amparo) against the new income tax law amendments on the basis that the law is unconstitutional. The Mexican court has not yet ruled on the injunction.


Iusacell and its subsidiaries pay an alternative net asset tax which is levied on the average value of substantially all assets less certain liabilities. This tax, which was 1.8% in 1996, 1997 and 1998 is required to be paid if the amount of the asset tax exceeds the computed income tax liability. Iusacell provided for Ps.45.4 million (U.S.$4.6 million), Ps.53.8 million (U.S.$5.4 million) and Ps.64.2 million (U.S.$6.5 million) of net asset taxes for 1996, 1997 and 1998, respectively. These taxes may be applied in subsequent years against income tax payments, to the extent income tax liabilities for such years exceed the net asset tax calculation. Due to net losses, Iusacell paid no income taxes in 1996, 1997 and 1998 and paid the asset taxes specified above. See Note 12 to the Audited Consolidated Financial Statements for a discussion of Iusacell's carryforward tax losses.

While Iusacell has no employees at the holding company level, Iusacell's subsidiaries are required under Mexican law to pay their employees, in addition to their required compensation and benefits, profit sharing in an aggregate amount equal to 10% of the taxable income of the relevant subsidiary (calculated without reference to inflation adjustments or amortization of tax loss carryforwards). There was no statutory profit-sharing in any periods presented, except for Ps.0.5 million in 1998.

Liquidity and Capital Resources

Liquidity

Iusacell's liquidity has been provided by cash from operations, short and long-term borrowings, vendor financing and capital contributions.

Total debt at December 31, 1998 was Ps.4,574.3 million (U.S.$462.0 million), an increase of 67.8% from its total debt at December 31, 1997. All of Iusacell's debt outstanding at December 31, 1998 was U.S. dollar denominated and unhedged against foreign exchange risk. At December 31, 1998, Iusacell's average cost of outstanding debt was approximately 8.5%, with a remaining average maturity of approximately 3.6 years. At December 31, 1998, Iusacell's debt to total capital ratio stood at 55.5% as compared to 40.2% at December 31, 1997. Excluding the one-time charge related to the 450 MHz project, the debt to total capital ratio would have been 50.6% at December 31, 1998.

In February 1997, as part of the transactions relating to the assumption of management control by subsidiaries of Bell Atlantic, Iusacell converted approximately U.S.$70.1 million in debt held by its principal shareholders into approximately

100.3 million shares of Iusacell's capital stock. In addition, a subsidiary of Bell Atlantic committed to provide Iusacell with subordinated convertible financing in an aggregate amount of U.S.$150 million bearing interest at an annual rate of LIBOR plus 5.0%. In the second half of 1998 and the first quarter of 1999, Iusacell borrowed an aggregate of U.S.$132.5 million under this facility, which Bell Atlantic immediately converted into 189,285,713 Iusacell series A shares, 43,571,428 of which were then sold by Bell Atlantic to the Peralta Group. This facility expires at the end of June 1999 and Iusacell does not expect to make any further borrowings under it.

In July 1997, Iusacell refinanced approximately U.S.$210.1 million in indebtedness (including accrued and unpaid interest) with the net proceeds of:

  . the issuance of U.S.$150.0 million of 10% Senior Notes due 2004 under the Indenture dated as of July 25, 1997 among Iusacell, the subsidiaries of Iusacell guaranteeing such notes and First Union National Bank, as Trustee (the "Indenture"), almost all of which were exchanged in January 1998 for 10% Series B Senior Notes due 2004 which are also governed by the Indenture (whether or not exchanged, the "10% Senior Notes"), and

  .  the Chase Credit Facility (as defined below).

The "Chase Credit Facility" consists of:

  . a five-year senior secured term facility in the principal amount of U.S.$125.0 million, all of which was drawn down in July 1997, and

  . a five-year senior secured revolving credit facility in an aggregate principal amount of U.S.$100.0 million.

By July 24, 1998, U.S.$100.0 million under the revolving credit facility had been drawn and on that date the facility commitment was terminated.

The obligations of Iusacell under the Chase Credit Facility are unconditionally guaranteed, jointly and severally, by the principal operating and concession-holding subsidiaries of Iusacell and are secured by the pledge of substantially all capital stock and equity interests held by Iusacell and by all cellular concessions and substantially all assets used in connection with or related to such concessions.

Loans outstanding under the Chase Credit Facility bear interest at a rate per annum equal to (at Iusacell's option):

  .  one-, two-, three- or six-month LIBOR plus 1.75%, or

  . an alternate base rate (equal to the higher of the prime rate of The Chase Manhattan Bank, the reserve adjusted secondary market rate for certificates of deposit plus 1% per annum and the Federal Funds effective rate plus 0.5% per annum).

As required by the Chase Credit Facility, on May 22, 1998 Iusacell entered into an interest rate collar agreement with The Chase Manhattan Bank to limit the maximum interest rate Iusacell must pay on U.S.$35.0 million of its floating-rate debt. Under the terms of this collar agreement, Iusacell's maximum effective LIBOR cost is limited to 6.12% if six-month LIBOR is lower than 7.12% and, if six-month LIBOR equals or goes above 7.12%, then Iusacell's maximum effective LIBOR cost is limited to 7.12%.

On February 26, 1999, Iusacell entered into a second interest rate collar agreement with The Chase Manhattan Bank to limit the maximum interest rate Iusacell must pay on U.S.$15.0 million of its floating rate debt. Under the terms of this second collar agreement, Iusacell's maximum effective LIBOR cost is limited to 5.82% if six-month LIBOR is lower than 6.82% and, if six-month LIBOR equals or goes above 6.82%, then Iusacell's maximum effective LIBOR cost is limited to 6.82%.

The Indenture and the Chase Credit Facility contain a number of restrictive covenants that, among other things, restrict the ability of Iusacell and its subsidiaries to dispose of assets, incur additional indebtedness, prepay other indebtedness or amend other debt instruments and material agreements, pay dividends or make distributions, create liens on assets, enter into sale and leaseback transactions and other lease financings, make loans or investments, make acquisitions, engage in mergers or consolidations, change the business conducted by Iusacell and its subsidiaries, or engage in certain transactions with affiliates and otherwise restrict some types of corporate activities.

In addition, under the Chase Credit Facility, Iusacell is required to comply with specified financial ratios and tests, including minimum interest coverage ratios, maximum leverage ratios and maximum capital expenditure levels. In

February 1999, Iusacell obtained certain modifications of and waivers to these restrictive covenants in order to enable it to proceed with the Eximbank Financing (as defined below) and make capital expenditures in excess of the permitted limitations for 1998, including the acquisition of PCS licenses in Regions 1 and 4.

In March 1998, Iusacell secured a U.S.$52.0 million bridge loan facility from Swiss Bank Corporation (now UBS AG). The bridge loan facility was modified in August and December 1998 and in April 1999, the effects of which were to increase the amount of the facility to U.S.$85.0 million and extend the maturity date to July 15, 1999. At December 31, 1998, Iusacell had borrowed U.S.$75.0 million under this facility. The proceeds from these borrowings, which mature on July 15, 1999, had an annual interest rate of six-month LIBOR + 1.0% until December 31, 1998 and an annual interest rate of one-month, three-month or four-month LIBOR + 2.5% from January 1, 1999 to July 15, 1999, and are being applied towards the acquisition and installation of Lucent Technologies analog and CDMA digital cellular network equipment.

This bridge loan is expected to be replaced in early July 1999 by the "Eximbank Financing" which will consist of:

  . a five-year senior secured term facility provided by UBS AG in the principal amount of U.S.$72.5 million, which will be guaranteed by the Export-Import Bank of the United States, and

  . a two-year senior secured term facility provided by UBS AG and Commerzbank AG in the principal amount of U.S.$25.6 million, which will not be guaranteed by the Export-Import Bank of the United States.

Iusacell's obligations under the Eximbank Financing will be unconditionally guaranteed, jointly and severally, by the principal operating and concession-holding subsidiaries of Iusacell and will be secured by a first lien on the initial commitment of Lucent Technologies analog and CDMA digital cellular network equipment to be acquired for Regions 6, 7 and 9, a second lien on any and all other Lucent Technologies analog and CDMA digital cellular network equipment to be acquired under Iusacell's contract with Lucent Technologies, including such equipment in Region 5, and a second lien on Iusacell's four cellular concessions and substantially all other assets used in connection with or related to such concessions.

Loans outstanding under the Eximbank Financing will bear interest at a rate per annum equal to 0.20% per annum above six-month LIBOR, in the case of the facility guaranteed by the Export-Import Bank of the United States, and 1.50% per annum above six-month LIBOR, in the case of the facility which is not guaranteed by the Export-Import Bank of the United States.

Iusacell expects to replace the UBS AG bridge loan with the Eximbank Financing prior to the current maturity date of the bridge loan.

In January 1999, Iusacell secured a Handset Financing from UBS AG, which consists of a 360-day senior unsecured credit facility in the principal amount of U.S.$10 million to be used solely to acquire cellular handsets. Loans outstanding under the Handset Financing will bear interest at a rate per annum equal to 1.50% per annum above LIBOR for the related interest period, which can have a duration of 30, 60, 90, 180 or 360 days, with respect to each disbursement. Iusacell drew down the entire U.S.$10 million available under this facility in April 1999.

Iusacell, from time to time, also incurs vendor financing indebtedness in order to finance purchases of equipment, hardware and software. As of December 31, 1998, Iusacell had U.S.$11.7 million of such vendor financing outstanding, all of which is due and payable in 2000.

Iusacell's ability to service and repay the 10% Senior Notes, the borrowings under the Chase Credit Facility, the bridge loan facility, the Eximbank Financing and the Handset Financing will depend on future economic and competitive conditions and on financial, business and other factors, many of which are beyond Iusacell's control.

The following table presents Iusacell's amortization requirements with respect to its total indebtedness and short term vendor financings at December 31, 1998 through December 31, 2004.

                           Amount (Before                 Amount (After
     Year                Eximbank Financing)           Eximbank Financing)
     ----           ----------------------------- -----------------------------
                    (in millions of U.S. Dollars) (in millions of U.S. Dollars)
     1999..........              86.8                          19.0
     2000..........              33.8                          61.1
     2001..........              92.2                         119.6
     2002..........              99.0                         113.5
     2003..........               0.0                          14.5
     2004..........             150.0                         157.3

Iusacell believes that funds from operating activities, borrowings already drawn under the Bell Atlantic subordinated convertible facility, additional vendor and export credit agency financing and the proceeds of the rights offer and the primary offer described in this annual report will be adequate to meet its debt service and principal amortization requirements, working capital requirements and its capital expenditure needs for its existing businesses for 1999 and 2000, although no assurance can be given in this regard. Iusacell's capital expenditure needs and working capital requirements to build-out and operate concessions to provide wireless telephone services in Region 1 and Region 4 over the PCS E-Band will require a significant amount of additional funding. Iusacell's future operating performance and ability to service and repay its indebtedness will be subject to future economic and competitive conditions and to financial, business and other factors, many of which are beyond Iusacell's control. See "--Capital Expenditures."

Capital Expenditures

Iusacell expects to make substantial capital expenditures to upgrade network infrastructure, build out cellular, long distance, local telephony and paging networks, build out PCS networks in Region 1 and Region 4, implement new billing systems, become Year 2000 compliant and support existing operations and new business opportunities. The degree and timing of capital expenditures will remain strongly dependent on the competitive environment and economic developments in Mexico, including inflation and exchange rates, as well as on the timing of regulatory actions and on the availability of suitable debt and/or equity financing. See "--Liquidity."

As a result of the financial constraints caused in part by the economic situation in Mexico and the inability of Iusacell to obtain significant amounts of additional financing, Iusacell reduced its capital expenditure program in 1996 and the first quarter of 1997, with outlays principally limited to expansion of the cellular network and the start-up of long distance and paging. Substantial capital expenditures resumed in the second quarter of 1997. Total capital expenditures in 1997 were Ps.838.6 million (U.S.$84.7 million), compared with Ps.324.8 million (U.S.$32.8 million) in 1996. Total capital expenditures in 1998 increased substantially because of the accelerated deployment of the CDMA digital network and were Ps.3,236.7 million (U.S.$326.9 million), including Ps.493.2 million (U.S.$49.8 million) for the acquisition of PCS frequency concessions in Regions 1 and 4.

Iusacell expects capital expenditures for 1999, 2000 and 2001 to total approximately U.S.$375.0 million, of which approximately U.S.$94.0 million will be invested during 1999. In 1999, approximately U.S.$56.0 million will be allocated to the development of the wireless network, including completion of the deployment of a replacement analog cellular network and a new CDMA digital network pursuant to an agreement entered into with Lucent Technologies in December 1997. The balance of U.S.$38.0 million primarily will be:

  .  invested in developing long distance, paging and other networks,

  . used to fund non-network infrastructure, such as the further development and deployment of the new billing system and upgrades to other management information systems,

  . used to acquire concessions for long-haul microwave frequencies in the 7 GHz band, and

  .  used to make equipment and software applications Year 2000 compliant.

Additional funds will be allocated to the build-out and operation of concessions to provide wireless telephony over the PCS E-Band in Region 1 and Region 4, subject to obtaining financing. Iusacell expects that capital expenditures to build out its wireless network in northern Mexico to range between approximately U.S.$90 million and U.S.$115 million in 1999, 2000 and 2001. Iusacell will need to obtain significant capital from outside sources to continue to build out our wireless infrastructure and pursue long distance opportunities.

In December 1997, the COFETEL approved the modification of Iusacell's long distance concession, substantially reducing the coverage and technological investment requirements. Iusacell estimates that full compliance with these requirements will require approximately U.S.$115.0 million in capital expenditures, of which approximately U.S.$58.0 million had already been invested prior to 1998, approximately U.S.$27.0 million was invested in 1998 and approximately U.S.$25.0 million will be invested in 1999, 2000 and 2001.

Iusacell believes that funds from operating activities, borrowings already drawn under the Bell Atlantic subordinated convertible facility, vendor financing, export credit agency financing and further bank or capital market borrowings, described in this annual report will be adequate to meet capital expenditure needs for its existing businesses for 1999-2001. The capital expenditure needs and working capital requirements to build out and operate concessions to provide PCS services in Region 1 and Region 4 will require a significant amount of additional funding, for which Iusacell will be required to seek additional bank financing or seek to issue additional debt securities. To the extent that financing is not available, Iusacell could be required to substantially limit its capital expenditure plans. The Indenture and the Chase Credit Facility limit, and the Eximbank Facility will limit, the ability of Iusacell to incur debt. The degree to which Iusacell is leveraged will also adversely affect our ability to obtain additional financing.

Dividend Policy

Since becoming a public company in 1994, Iusacell has not paid dividends and, currently, Iusacell has no plans to initiate dividend payments. In addition, the Indenture and the Chase Credit Facility limit, and the Eximbank Facility will limit, Iusacell's ability to pay dividends.

U.S. GAAP Reconciliation

The principal differences between Mexican GAAP and U.S. GAAP as they relate to Iusacell are the adjustment for the effects of inflation, the treatment of fixed assets revaluation, minority interests, deferred income taxes, employee profit sharing, capitalized pre-operating costs for Iusacell's 450 MHz local wireless project, provisions for consolidation of facilities and accounting for non-monetary exchanges and interest rate collars. See Note 20 to the Audited Consolidated Financial Statements for a reconciliation to U.S. GAAP of stockholders' equity and net loss for the respective periods presented.

Inflation Adjustments

The reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican GAAP (Bulletin B-10) because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

Deferred Income Taxes and Employee Profit Sharing

Under Mexican GAAP, deferred income taxes are provided for identifiable, non-recurring timing differences at rates in effect at the time such differences originate. Benefits from loss carryforwards are not allowed to be recognized before the period in which the carryforward is utilized.

Under U.S. GAAP, Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" requires an asset and liability method of accounting for income taxes whereby deferred taxes are recognized for the tax consequences of all temporary differences between the financial statement carrying amounts and the related tax bases of assets and liabilities. The effect on deferred taxes of a change in tax rate is recognized in income in the period in which the change is enacted.

SFAS 109 requires deferred tax assets to be reduced by a valuation allowance if, based on the weight of available evidence, including cumulative losses in recent years, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

As of December 31, 1998, Iusacell had recognized for U.S. GAAP purposes a gross deferred tax asset of Ps.1,113.2 million (U.S.$112.4 million), reflecting the benefit of tax loss carryforwards which expire in varying amounts between 2001 and 2008. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the net deferred tax asset at December 31, 1998 will be realized based on the following:

  . although Iusacell has generated consolidated operating losses for the past five years, it believes that it is more likely than not that the net deferred tax asset will be realized based on Iusacell's latest estimate of future taxable income over the next five years in an amount sufficient to utilize the net deferred tax losses recorded as of December 31, 1998, and

  . the net deferred tax asset amounting to Ps.165.0 million (U.S.$16.7 million) represents only the tax loss carryforwards (which are subject to indexation) of 1997 and 1998 which have expiration periods of 9 and 10 years, respectively.

Iusacell's estimate of future taxable income is based primarily on and supported by

  . management's expectations of Iusacell's growth and profitability over the next 5 years,

  . the significant improvement in operating performance from February 1997 through December 1998, as evidenced by the success of the implementation of the Bell Atlantic wireless business model. This model has produced strong subscriber growth in excess of 80% year over year in 1997 and 1998, improved revenues (based on customer growth and price increases), and lower network and operating costs, resulting in an operating profit in the first two quarters of 1998 (and, excluding the 450 write-down, also in the third quarter of 1998), as compared to an operating loss during 1997, and

  . the effects of cost-cutting measures achieved as a result of the restructuring completed during 1997 and 1998, primarily related to a 15% reduction in headcount and elimination of duplicate administrative costs.

The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward periods are lower than currently expected.

Employee profit sharing expense, which is based on the taxable income of each corporate entity after statutory adjustments, is included in the income tax provision under Mexican GAAP. Under U.S. GAAP, the provision for employee profit sharing is charged to operations.

Pre-Operating Costs

Under Mexican GAAP, Iusacell capitalized certain pre-operating costs primarily related to its 450 MHz local wireless project. Under U.S. GAAP, pre-operating costs are expensed as incurred. During 1998, Iusacell recorded a non-cash writedown related to its investment in the 450 MHz project for Mexican GAAP purposes and, consequently, wrote off all pre-operating costs as of that date.

Fixed Assets Revaluation

As described in Note 4 b) to the Audited Consolidated Financial Statements, under Mexican GAAP the writedown of the carrying value of the telecommunications analog equipment was originally recorded as a direct charge to the excess from restatement account included in stockholders' equity. Iusacell has restated the financial statements for the year ended December 31, 1997 to reflect such writedown as a charge against income from operations. Under U.S. GAAP, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires that long-lived assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on the fair value of the asset. The impairment loss is recorded as a component of income from operations.

Minority Interests

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders' equity section of the consolidated balance sheet. For U.S. GAAP purposes, minority interest is not included in stockholders' equity and accordingly is deducted as a reconciling item to arrive at U.S. GAAP equity.

Gain from the exchange of non-monetary assets

In December 1998, Iusacell entered into a fiber optic cable swap agreement with Bestel, S.A. de C.V. to exchange certain long-distance fiber optic cables for a contract amount of Ps.191.5 million (U.S.$19.3 million). Under Mexican GAAP, Iusacell recorded the transaction as both an acquisition and sale of fixed assets based on the contract amount, resulting in a gain on the sale of Ps.166.8 million (U.S.$16.8 million). Under U.S. GAAP, because the assets exchanged are similar productive assets and, on a net basis, no cash was exchanged, the transaction does not result in the recognition of earnings. Consequently, under U.S. GAAP, the acquisition and sale would not have been recorded.

Interest Rate Collar

Under Mexican GAAP, the interest rate collar agreements are recorded on a cash basis. Under U.S. GAAP, the differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense at the balance sheet date. Additionally, the related amount payable or receivable from counterparties is included in other accrued expenses at the balance sheet date.

Restatement related to the provision for consolidation of facilities

As described in Note 2 to the Audited Consolidated Financial Statements, during the year 1996 Iusacell originally recorded a provision for consolidation of facilities related to its former headquarters building ("Montes Urales") under both Mexican GAAP and U.S. GAAP. Iusacell has reassessed this accounting treatment under U.S. GAAP and determined that, as management did not have the ability to remove Montes Urales from operations in December 1996, Montes Urales did not qualify as an asset held to be disposed of at such date and consequently, should have been accounted for as an asset to be held and used pursuant to the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." As a result, under U.S. GAAP, an impairment charge would not have been recorded at December 31, 1996 related to Montes Urales.

ITEM 9A. Market Risks

Iusacell's earnings are affected by changes in interest rates as a result of its long-term borrowings. Iusacell's short-term bridge loan bears interest at a variable rate of LIBOR plus 2.5%. The Chase Credit Facility bears interest at a variable rate equal to (at Iusacell's option):

  .  one-, two-, three- or six-month LIBOR plus 1.75%, or

  . an alternate base rate equal to the higher of (a) the prime rate of The Chase Manhattan Bank, (b) the reserve adjusted secondary market rate for certificates of deposit plus 1% per annum and (c) the Federal Funds effective rate plus 0.5% per annum.

Iusacell also has fixed rate debt under the unsecured 10% Senior Notes.

Iusacell does not enter into derivative financial contracts for trading or speculative purposes; however, Iusacell manages the exposure to interest risk rate through the use of interest rate collars. In July 1998, Iusacell entered into an interest rate collar agreement. The interest rate collar agreement has a capped interest rate range of 6.12% to 7.12% above six-month LIBOR and a floor of 5.30% to 6.12% above six-month LIBOR on a notional amount of U.S.$35.0 million until July 30, 2002. The following table summarizes the maturity dates, carrying values and fair values of the debt obligations and the interest rate collar agreement as of December 31, 1998.

                            1999      2000      2001      2002      2003    Thereafter   Total    Fair Value
                         ---------- --------- --------- --------- --------- ---------- ---------- ----------
                                                    (in millions of U.S. dollars)
Short-term notes
 payable................ U.S.$ 75.0 U.S.$ --  U.S.$ --  U.S.$ --  U.S.$ --  U.S.$ --   U.S.$ 75.0 U.S.$ 75.0
Chase Credit Facility...        --       33.8      92.3      99.0       --        --        225.0      225.0
10% Senior Notes........        --        --        --        --        --      150.0       150.0      130.0
Interest rate collar....       35.0      35.0      35.0      35.0       --        --          --         1.1

On February 26, 1999, Iusacell entered into a second interest rate collar agreement to limit the maximum interest rate Iusacell must pay on U.S.$15.0 million of its floating rate debt. Under the terms of this second collar agreement, Iusacell's maximum effective LIBOR cost is limited to 5.82% if six-month LIBOR is lower than 6.82% and, if six-month LIBOR equals or goes above 6.82%, then Iusacell's maximum effective LIBOR cost is limited to 6.82%.

Iusacell's primary foreign currency exposure relates to its foreign currency denominated debt. Iusacell's debt obligations are denominated in U.S. dollars while it generates revenues in Mexican Pesos. Therefore, Iusacell is exposed to currency exchange rate risks that could significantly affect Iusacell's ability to meet its obligations. Iusacell currently does not plan to enter into hedging transactions with respect to these foreign currency risks, but continues to consider the appropriateness of this option. The exchange rate of Pesos to the U.S. dollar is a freely floating rate and the Peso has experienced significant devaluations in recent years. Any significant decrease in the value of the Peso relative to the U.S. dollar in the near term may have a material adverse effect on Iusacell and on its ability to meet its long-term debt obligations. As of December 31, 1998, a hypothetical immediate 10% devaluation of the Peso relative to the U.S. dollar, as it relates to Iusacell's foreign debt, would have a Ps.70.4 million (U.S.$7.1 million) unfavorable impact over a one-year period on earnings and on cash flows.

ITEM 10. Directors and Officers of Registrant

Iusacell is managed by a twenty-one-member Board of Directors. The directors nominated by Bell Atlantic have the power under Iusacell's bylaws to approve, without the affirmative vote of any other directors, all resolutions of the Board of Directors, except with respect to some transactions over which the Iusacell Shareholders Agreement grants the Peralta Group supermajority rights. See "Item 4--Control of Registrant."

Directors

The following table presents information with respect to the current directors of Iusacell:

 Name                     Age                                     Position(s)
 ----                     ---                                     -----------
Lawrence T. Babbio,
 Jr. ...................   54 Chairman of the Board of Directors and Series A Director

Carlos Peralta
 Quintero...............   47 Series A Director

Thomas A. Bartlett......   41 Chief Executive Officer and Series B Director

Fulvio V. del Valle.....   49 President, Director General and Series L Director

Gabriel Alarcon
 Velazquez..............   62 Series A Director

John E. Chynoweth.......   48 Series A Director

Jose Ramon Elizondo
 Anaya..................   45 Series A Director

Rodolfo Garcia Muriel...   54 Series A Director

Luis Felipe Gonzalez
 Munoz..................   44 Series A Director

Eduardo Rihan Azar......   77 Series A Director

Manuel Somoza Alonso....   51 Series A Director

Dennis F. Strigl........   53 Series A Director

Thomas E. Burgos........   48 Vice President, Technical Operations, Chief Technology Officer and Series B Director

Mary A. Cummings........   40 Series B Director

Fernando de Ovando......   47 Series B Director

Stephen B. Heimann......   44 Series B Director

Javier Martinez del
 Campo Lanz.............   40 Series B Director

Jeffrey S. Noto.........   34 Series B Director

Ruben G. Perlmutter.....   41 Vice President--Mergers and Acquisitions and General Counsel and Series B Director

Howard F. Zuckerman.....   55 Vice President--Finance and Audit, Chief Financial Officer and Series B Director

Ernesto Canales Santos..   58 Series D Director


Executive Officers

The following table presents information relating to the current executive officers of Iusacell:

 Name                    Age Position(s)
 ----                    --- -----------
*Thomas A. Bartlett.....  41 Chief Executive Officer

Fulvio V. del Valle.....  49 President and Director General

*Howard F. Zuckerman....  55 Executive Vice President, Finance and Audit, and Chief Financial Officer

William S. Roberts......  44 Executive Vice President and Chief Financial Officer Designate

Rolando Stevens.........  43 Executive Vice President and Chief Operating Officer

Ricardo Arevalo.........  34 Vice President, Information Systems, and Chief Information Officer

*Thomas Burgos..........  48 Vice President, Technical Operations, and Chief Technology Officer

Ramon Pando.............  43 Vice President, Sales

*Ruben G. Perlmutter....  41 Vice President, Mergers and Acquisitions, and General Counsel

Amaury Rivera...........  38 Vice President, Marketing

Francisco Soroa.........  46 Vice President, Public Relations and Corporate Communications

Jose Bellido............  39 Director, Human Resources

Jorge Halvas............  35 Director, Regulatory Affairs

Enrique Martinez........  40 Director, Credit, Collections and Fraud Control

-------
* Indicates an employee of Bell Atlantic who is currently serving as an officer of Iusacell pursuant to consulting or secondment arrangements. See "Item 4--Control of Registrant."

Generally, the Board of Directors is authorized to elect or appoint Iusacell's executive officers as well as officers of wholly-owned subsidiaries and employees or agents of Iusacell. However, Mr. Babbio (or his successor as Chairman of the Board of Directors, as the case may be) has the power under the Iusacell Shareholders Agreement to appoint and dismiss the Chief Executive Officer, President, Director General, Chief Operating Officer and Director of the Cellular Division of Iusacell. If Bell Atlantic no longer has control of the Board of Directors, the Chief Financial Officer and the principal officer responsible for each of strategic planning and network planning at Iusacell will continue to be nominated by Bell Atlantic, provided that Bell Atlantic maintains certain minimum ownership requirements.

Biographies

Lawrence T. Babbio, Jr. has been a member of the Board of Directors of Iusacell since November 1993, became Vice Chairman of the Board in February 1994 and, upon the death of Alejo Peralta y Diaz Ceballos on April 8, 1997, became Chairman of the Board. Since 1966, Mr. Babbio has served in a variety of capacities with affiliates of Bell Atlantic and its predecessors. In August 1997, Mr. Babbio was elected president and chief executive officer of the Network Group and chairman of the Global Wireless Group of Bell Atlantic. From January 1995 until August 1997, Mr. Babbio served as vice chairman of Bell Atlantic. From May 1994 to January 1995, he served as executive vice president and chief operating officer of Bell Atlantic. From February 1991 to May 1994 he served as chairman, president and chief executive officer of Bell Atlantic Enterprises International, Inc. Prior to that, he served as president of Bell Atlantic Mobile Systems, Inc., a position he had held since November 1990. He currently serves on the board of directors of Bell Atlantic, Compaq Computer Corporation and Aramark Corporation. Mr. Babbio holds an undergraduate degree in electrical engineering from Stevens Institute of Technology and an M.B.A. from New York University.

Carlos Peralta Quintero has been a member of the Board of Directors of Iusacell since October 1992 and served as Vice Chairman of Iusacell from October 1992 to February 1997. He also currently serves as the Chairman of the Board of Directors and Chief Executive Officer of Grupo Industrial IUSA, S.A. de C.V. Mr. Peralta is also a member of the boards of directors of Compania Industrial de Parras, S.A. de C.V., Hilaturas Parras, S.A. de C.V., Cambridge Lee Industries Ltd. and Alper Holdings Ltd.

Thomas A. Bartlett has been a member of the Board of Directors of Iusacell since April 1996 and Chief Executive Officer of Iusacell since February 1997; he also served as President of Iusacell from February 1997 through September 1997.

Since 1983, Mr. Bartlett has served in a variety of capacities with affiliates of Bell Atlantic. In August 1995, he was appointed president of Bell Atlantic's international wireless operations. For more than four years prior to such appointment, Mr. Bartlett served in several capacities with Bell Atlantic Mobile Systems, Inc. and Bell Atlantic NYNEX Mobile: as president of the New England and Upstate New York region for Bell Atlantic NYNEX Mobile in July and August 1995, as regional vice president for the Philadelphia Tri-State region for Bell Atlantic Mobile Systems, Inc. from May 1992 through June 1995, and as vice president for business development for Bell Atlantic Mobile Systems, Inc. from July 1991 to May 1992. From December 1988 to July 1991, Mr. Bartlett served as chief financial officer of Bell Atlantic Business Systems Services, Inc. Mr. Bartlett holds an industrial engineering degree from Lehigh University and an M.B.A. from Rutgers University.

Fulvio V. del Valle has been the President of Iusacell since October 1997, the Director General of Iusacell since June 1997 and a member of the Board of Directors of Iusacell since June 1998. From August 1996 until June 1997, Mr. del Valle served as managing director of the non-wireline cellular companies in Regions 3 (Norcel) and 4 (CedeTel). For more than 20 years prior, Mr. del Valle served in senior Latin America region executive positions for several multinational corporations. Mr. del Valle was employed by AMP Inc., as regional director, Latin America, from January 1996 through July 1996 and as managing director, Mexico from August 1992 until December 1995. From September 1986 until July 1992, Mr. del Valle served as Regional Director for South America, Electronics Division for DuPont Latin America Corp. and from March 1980 through August 1986, he served as general manager, Latin American North Region for National Semiconductor Corp. Mr. del Valle holds an undergraduate degree in electrical engineering from the Instituto Politecnico Nacional of Mexico and a master's degree in physics from Virginia Polytechnic Institute.

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

Ricardo Arevalo Ruiz has served as Vice President, Information Systems of Iusacell since November 1997 and as Chief Information Officer since August 1998. Mr. Arevalo joined Iusacell in August 1997 and served as Director, Systems Development until November 1997. From May 1993 until August 1997, Mr. Arevalo served as Director, Information Systems, Materials and Logistics, and Customer Service at AMP de Mexico, S.A. de C.V. Prior to such position, from October 1990 until May 1993, Mr. Arevalo was employed as Information Systems Manager for Tequila Cuervo, S.A. de C.V. Mr. Arevalo holds an undergraduate degree in computer sciences and a diploma in marketing from the Instituto Tecnologico y de Estudios Superiores de Monterrey.

Jose Bellido Valerio has been Director, Human Resources of Iusacell since May 1996. Before that, from May 1994 through April 1996, he served as Iusacell's Director of Personnel and, from February 1993 through April 1994, as Iusacell's Human Resources Manager. For more than four years prior to joining Iusacell, Mr. Bellido served as Manager of Industrial Relations for Aeromexico, S.A. de C.V. Mr. Bellido holds a law degree from the Universidad Nacional Autonoma de Mexico, a specialized degree in labor law from Universidad Panamericana, a diploma in human resources strategic planning from the University of California at Berkeley, and a masters degree in business from the Instituto Panamericano de Alta Direccion de Empresas (IPADE).

Thomas Burgos has been Vice President, Technical Operations and Chief Technology Officer of Iusacell since June 1998 and, from June 1997 until June 1998, served as Iusacell's Director of Network Operations. Since 1970, Mr. Burgos has served in a variety of network and marketing positions with affiliates of Bell Atlantic and their predecessors. From February 1993 until June 1997, Mr. Burgos served as Director, Network of Bell Atlantic-New Jersey, Inc. From November 1989 until February 1993, Mr. Burgos served as Director of Staff Support, Network and Network Services for Bell Atlantic Network Services, Inc. For 13 years before, Mr. Burgos served in various network and marketing capacities for New Jersey Bell, Inc. and worked 6 years as a telecommunications specialist in AT&T's long lines division. Mr. Burgos holds a B.S. degree from Trinity University, Delaware.

Ernesto Canales Santos has been a member of the Board of Directors of Iusacell since November 1993. Mr. Canales is a founding partner of Canales Asesoria Juridica, S.C., a law firm formed in 1986. Previously, he was chief legal counsel of Grupo Industrial Alfa, S.A. de C.V., from 1974 to 1986. Mr. Canales is a member of the boards of directors of Grupo Financiero Banamex/Accival, S.A. de C.V., Industrias Axa, S.A. de C.V., Industrias Unidas, S.A. (IUSA) and Industrias Monterey, S.A. (IMSA). Mr. Canales is also a member of the Patronato del Museo de Historia Mexicana. Mr. Canales holds a law degree from the Escuela Libre de Derecho and a master's degree in comparative law from Columbia University.

John E. Chynoweth has been a member of the Board of Directors of Iusacell since April 1999. Since 1981, Mr. Chynoweth has served in a variety of financial and external affairs capacities with affiliates of Bell Atlantic Corporation and its predecessors. Mr. Chynoweth has served as Executive Director -- Finance and Planning of Bell Atlantic Global Wireless, Inc. since March 1994 and, since January 1996, has also served as Secretary and Treasurer of Bell Atlantic Global Wireless, Inc. and Vice President of Bell Atlantic Mobile Systems, Inc. For four years prior, Mr. Chynoweth was responsible for establishing and managing the financial targets and business plans of Bell Atlantic Corporation. Mr. Chynoweth holds an undergraduate degree in accounting and a masters degree in business administration from Gannon University.

Mary A. Cummings has been a member of the Board of Directors of Iusacell since April 1999. Since 1977, Ms. Cummings has served in a variety of capacities with affiliates of Bell Atlantic and its predecessors, the last four and a half years with Bell Atlantic's international wireless operations (BAIW). In May 1999, Ms. Cummings was appointed BAIW's Vice President, Latin American Operations. From July 1998 until May 1999, Ms. Cummings served as Director, Professional Services--Europe for BAIW and from July 1997 through June 1998 as Director, Professional Services--Latin America. From January 1995 until July 1997, Ms. Cummings served as Associate Director of Customer Service for BAIW. For more than ten years prior thereto, Ms. Cummings held various positions related to interexchange access services. Ms. Cummings holds an undergraduate degree in communications and an M.B.A. in international business from the University of Pittsburgh.

Fernando de Ovando has been a member of the Board of Directors of Iusacell since February 1997 and was the Secretary of Iusacell from November 1993 until February 1997. Mr. de Ovando has been a partner in the law firm of De Ovando y Martinez del Campo, S.C. and its predecessors since 1984. Mr. de Ovando serves on the board of directors of Grupo Financiero Inverlat, S.A. de C.V. and Q.B. Industrias, S.A. de C.V., and is a member of the boards of directors and/or secretary of several other private Mexican corporations and Mexican subsidiaries of foreign corporations. Mr. de Ovando holds a law degree from the Universidad Anahuac and an LL.M. degree from the University of Toronto.

Jose Ramon Elizondo Anaya has been a member of the Board of Directors of Iusacell since February 1997. Since June 1991, Mr. Elizondo has served as chairman of the board and chief executive officer of Union de Capitales, S.A. de C.V. (UNICA), a capital investment fund. For more than ten years prior to such position, Mr. Elizondo was a manager of Operadora de Bolsa, Casa de Bolsa, including managing director of the investment banking department and president of its investment banking committee and managing director of the mergers and acquisitions and corporate finance departments. Mr. Elizondo is a member of the boards of directors of Ekco, S.A., Banca Quadrom, S.A. de C.V., Grupo Azucarero Mex, S.A. de C.V., Grupo Embotelladoras, S.A. de C.V., Grupo Financiero BanCrecer, S.A., Grupo Marti, S.A. and Q Tel, S.A. de C.V. as well as the companies in which UNICA has invested. Mr. Elizondo holds an undergraduate public accounting degree from Universidad LaSalle and received an M.B.A. from the Instituto Tecnologico y de Estudios Superiores de Monterrey.

Rodolfo Garcia Muriel was an alternate member of the Board of Directors of Iusacell from November 1993 to May 1994 and became a Director in May 1994. He is currently general director of Compania Industrial de Parras, S.A. de C.V. Mr. Garcia Muriel has been a member of the boards of directors of Cementos Mexicanos, S.A. de C.V., Cementos Maya, S.A., Cementos Tolteca, S.A. de C.V., and Grupo Financiero InverMexico, S.A. de C.V. He also served as chairman of the boards of directors of Corporacion Industrial Mexico Francia, Fondo de Optimacion de Capitales, Consejo Regional Metropolitano de Banco Mexicano, Parras Cone de Mexico, S.A. de C.V. and Lavapar, S.A. de C.V., and is currently the vice president of the National Chamber of the Textile Industry (Canaitex).

Luis Felipe Gonzalez Munoz has been a member of the Board of Directors of Iusacell since April 1997 and between May 1994 and December 1996; between December 1996 and April 1997, Mr. Gonzalez was an alternate member of the Board of Directors. Mr. Gonzalez is a member of the Finance and Audit Committee. Mr. Gonzalez has served as chief financial officer of Industrias Unidas, S.A. de C.V. since November 1993. For more than ten years prior to such position, Mr. Gonzalez was employed by Vitrocrisa, S.A. de C.V. and its affiliates, including as director of administration, finance and human resources from September 1990 until July 1993, and as director of administration and finance from February 1988 to September 1990. Mr. Gonzalez is a member of the board of directors of Grupo Industrial IUSA, S.A. de C.V., Propulsora de Negocios, S.A. de C.V., Cambridge Lee Industries Inc., Compania Industrial Parras, S.A. de C.V. and Hilaturas Parras, S.A. de C.V. Mr. Gonzalez holds an undergraduate business administration degree and M.B.A. from the Instituto Tecnologico y de Estudios Superiores de Monterrey.

Jorge Halvas Begovich has been Director, Regulatory Affairs of Iusacell since June 1997 and, from December 1995 until June 1997, served as Manager, Regulatory Affairs of Iusacell. For more than eight years prior to such position, Mr. Halvas worked in various capacities in the banking and brokerage industries: from January 1995 through November 1995, Mr. Halvas served as a consultant to the Vice President of Specialized Supervision of the Comision Nacional Bancaria y de Valores, and from February 1993 until December 1994, he served as a Credit Director for Banca Confia, S.A. Abaco Grupo Financiero. Mr. Halvas holds an undergraduate business degree from Universidad Panamericana and an M.B.A. from the Instituto Panamericano de Alta Direccion de Empresas (IPADE).

Stephen B. Heimann has been a member of the Board of Directors of Iusacell since April 1999. Mr. Heimann has been Senior Attorney -- International Wireless at Bell Atlantic Network Services, Inc. since August 1997, having previously been employed as a mergers and acquisitions attorney for that company since February 1990. From September 1981 until February 1990, Mr. Heimann was a corporate associate at the Washington, D.C. law firm of Shaw, Pittman, Potts & Trowbridge. Mr. Heimann holds degrees from Yale College and Yale Law School.

Javier Martinez del Campo Lanz has been a member of the Board of Directors of Iusacell since February 1997. Mr. Martinez del Campo has been a partner in the law firm of De Ovando y Martinez del Campo, S.C. and its predecessors since 1984. Mr. Martinez del Campo serves on the board of directors of Grupo Gigante, S.A. de C.V. and is a member of the board of directors or secretary of several other Mexican subsidiaries of foreign corporations. Mr. Martinez del Campo holds a law degree from the Universidad Anahuac and a masters degree in comparative law from the University of San Diego.

Enrique Martinez Franco has served as Director, Credit, Collections and Fraud Control of Iusacell since April 1999 and as Manager of Credit and Collections from May 1993 through March 1999. For three years prior, Mr. Martinez served as an Accounting Manager at Nhuma, S.A. de C.V. Mr. Martinez holds a public accounting degree from the Instituto Politecnico Nacional and has received diplomas in leadership development from the Instituto de Capacitacion de Mandos Intermedios and in financial engineering from the Colegio de Contadores Publicos de Mexico, A.C.

Jeffery S. Noto has been a member of the Board of Directors of Iusacell since June 1998. Since 1987, Mr. Noto has served in a variety of customer service, planning and finance capacities within Bell Atlantic's wireless group, the last five years as part of the international wireless division. In May 1998, Mr. Noto was appointed Vice President - Administration and Chief Financial Officer of Bell Atlantic's international wireless operations. Prior thereto, he served as Director of Operations from January 1997 to May 1998, as Associate Director of Business Development and Business Operations from August 1994 to January 1997, and as Manager of Business and Strategic Planning from August 1992 to August 1994. Mr. Noto holds an undergraduate degree in economics from Rutgers University

Ramon Pando Leyva has served as Vice President, Sales of Iusacell since April 1999. For more than five years prior, he served in a variety of sales positions within Iusacell: as Region 9 Sales Director from February 1997, to April 1999, as Sales and Distribution Director of Wireless Local Telephony from July 1994 to February 1997, and as Region 9 Cellular Division Sales Director from April 1993 until July 1994. For more than six years before joining Iusacell, Mr. Pando was the Commercial Director of Valvulas Inoxidables, S.A. de C.V. Mr. Pando holds an undergraduate degree in business administration from the Universidad Autonoma de Mexico (UNAM), has received diplomas in marketing and financial administration from the Instituto Tecnologico de Monterrey and completed the advanced management program at the Instituto Panamericano de Alta Direccion de Empresas (IPADE).

Ruben G. Perlmutter has served as Vice President, Mergers & Acquisitions and General Counsel and a member of the Board of Directors of Iusacell since February 1997. From November 1993 through February 1997, Mr. Perlmutter was employed as an attorney by Bell Atlantic Network Services, Inc. For more than four years prior to such position, Mr. Perlmutter was a corporate associate at Kramer, Levin, Naftalis, Nessen, Kamin & Frankel, a New York law firm. Mr. Perlmutter holds degrees from Harvard College and Harvard Law School.

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

Amaury Rivera has been Vice President, Marketing of Iusacell since February 1999. Before joining Iusacell, from March 1996 through January 1999, Mr. Rivera served as Regional Vice President of Lambda Communications Inc. and General Manager of Centennial Puerto Rico Wireless. Mr. Rivera served as Vice President and General Manager of Perry Products Co., Inc. from January 1993 until March 1996; as Vice President, Marketing and Assistant to the President of Vassallo Industries, Inc. from January 1990 to January 1993; and, for more than five years before then, as an investment banker at Bear Stearns & Co. Mr. Rivera holds an undergraduate degree in marketing and finance from the School of Management of Boston University.

William S. Roberts has served as Executive Vice President and Chief Financial Officer Designate of Iusacell since April 1999. From June 1998 until December 1998, Mr. Roberts served as Vice Chairman and Chief Executive Officer of Nextel Mexico, S.A. de C.V. From September 1997 to June 1998 Mr. Roberts was employed as Vice President, International Operations of Nextel International, Inc., and he served as Chief Operating Officer of McCaw International, Inc. from November 1996 to September 1997. For 13 years prior, Mr. Roberts served in a variety of capacities with affiliates of Bell South Corporation, the last seven with Bell South International, Inc. and its affiliates. Mr. Roberts was employed for more than four years by Bell South Inversiones S.A. in Chile: as Chief Operating Officer from August 1994 to November 1996, as Director General of the Cellular Division from February 1995 to September 1995, and as Finance Director from July 1992 through July 1994. From July 1990 to July 1992, Mr. Roberts served as Finance Director of Comunicaciones Celulares de Occidente, S.A. de C.V., Iusacell's Region 5 cellular concessionaire. Mr. Roberts is a Certified Public Accountant in Virginia and Georgia and holds an undergraduate accounting degree from the University of West Florida.

Manuel Somoza Alonso has been a member of the Board of Directors of Iusacell since February 1997. Since 1996, Mr. Somoza has served in a variety of capacities within the banking and brokerage industries. Mr. Somoza is currently serving as chairman of Apolo Sociedad Operadora de Sociedades de Inversion. Prior thereto, from 1995 to 1997, Mr. Somoza served as chairman of the board of directors of Somoza, Cortina y Asociados, Casa de Bolsa, and from December 1996 to September 1997 as Director General of Grupo Financiero Bancrecer, S.A. From November 1991 through June 1995, Mr. Somoza served as director general of Grupo Financiero Invermexico, S.A. de C.V. and, from April 1992 through June 1995, as director general of Banco Mexicano. Mr. Somoza serves on the board of directors of Mexicana de Inversiones Femac, S.A. de C.V. Mr. Somoza holds an undergraduate degree in economics from Universidad Anahauc and received an M.B.A. from the Instituto Tecnologico y Estudios Superios de Monterrey.

Francisco Soroa de las Cuevas has been Vice President, Public Relations and Corporate Communications of Iusacell since February 1997 and, from November 1996 until February 1997, served as Director, Public Relations of Iusacell. From October 1998 through January 1999 Mr. Soroa was also responsible for human resources. From May 1995 until November 1996, Mr. Soroa served as Director of Public Relations of Pepsico de Mexico, S.A. de C.V. For more than seven years prior to such position, from June 1987 until May 1995, Mr. Soroa served as Director of Public Relations and Service to Personnel of Volkswagen de Mexico, S.A. de C.V. Mr. Soroa holds an undergraduate degree in international relations from the Universidad de las Americas.

Rolando Stevens Avila has been Executive Vice President and Chief Operating Officer of Iusacell since February 1999 and served as Senior Vice President, Commercial Operations of Iusacell from February 1997 through January 1999. Mr. Stevens has also served as Director General of Infotelecom, S.A. de C.V. since August 1996. Prior thereto, between August 1994 and February 1997, he served as Divisional Director of Wireless Local Telephony of Iusacell and, from January 1994 until August 1994 served as Region 9 Cellular Operations Director of Iusacell. For more than nine years prior to such position, Mr. Stevens held Director General positions for several divisions of Philips N.V. as well as marketing executive positions for Philips projects in Mexico, Brazil, Europe and the United States. For more than eight years prior thereto, Mr. Stevens held technical management positions for several divisions of the Philips Company. Mr. Stevens holds a degree in mechanical electrical engineering from the Universidad Nacional Autonoma de Mexico and an M.B.A. from the Universidad LaSalle and received post-graduate training in industrial engineering at UCLA.

Dennis F. Strigl has been a member of the Board of Directors of Iusacell since April 1997 and was a member of the Board of Directors between November 1993 and September 1995. Mr. Strigl has served as president and chief executive officer of Bell Atlantic Mobile Systems, Inc. and Bell Atlantic NYNEX Mobile since 1991, and in August 1997 was elected group president and chief executive officer of the Global Wireless Group of Bell Atlantic. Prior to such position, Mr. Strigl was vice president for operations and chief operating officer of Bell Atlantic New Jersey, Inc. (formerly New Jersey Bell Telephone Company) and served on its board of directors. Between 1984 and 1989, Mr. Strigl served in a variety of capacities for Ameritech Corporation. Mr. Strigl currently serves on the board of directors of General Magic

Corp. and Salient 2 Communications, Inc. Mr. Strigl holds an undergraduate degree in business administration from Canisius College and an M.B.A. from Fairleigh Dickinson University.

Howard F. Zuckerman has been Executive Vice President, Finance and Audit and Chief Financial Officer of Old Iusacell since September 1998, Vice President, Finance and Audit and Chief Financial Officer of Old Iusacell between February 1997 and August 1998 and a member of the Board of Directors of Old Iusacell since April 1997. Since March 1984, Mr. Zuckerman has served in a variety of financial management positions with affiliates of Bell Atlantic. In May 1993, he was appointed vice president, finance of the carrier services division (serving the United States interexchange carrier market) of Bell Atlantic Network Services, Inc. For more than nine years prior to such position, Mr. Zuckerman had served in a variety of executive capacities with Bell Atlantic Enterprises International, Inc. and related affiliates of the unregulated businesses of Bell Atlantic, including chief financial officer of Bell Atlantic Investment Development Corporation from 1988 to 1992 and director of accounting of Bell Atlantic Enterprises, Inc. From 1975 to 1983, Mr. Zuckerman held financial management positions with Squibb Corporation, a diversified pharmaceutical company based in the United States, and was appointed an Assistant Corporate Controller in July 1982. From 1970 to 1975, Mr. Zuckerman was employed by the audit division of the New York office of Arthur Andersen & Co. Mr. Zuckerman is a Certified Public Accountant in New York and New Jersey. He holds an economics degree from Cornell University and an M.B.A. from the University of Chicago.

Alternate Directors

  Iusacell's bylaws authorize alternate directors to serve on the Board of Directors in place of directors who are unable to attend meetings or otherwise participate in the activities of the Board of Directors. The Series A Alternate Directors are Gabriel Alarcon Brockmann, Victor Barreiro Cortes, Antonio Cortina Icaza, Marco Antonio de la Torre Barrance, Hermilo Flores Vargas, Ignacio Gomez Morin, Alejandro Portilla Garceran, Manuel Romano Mijares, Luis Felipe Sanchez Parra and Pedro Santamarina Noriega. The Series B Alternate Directors are Christopher M. Bennett, Jose Estandia Fernandez, Jenna Fiorito, John Furey, Theresa Gomez Fernandez del Castillo, Silvia Malagon Sobernanes, Pilar Olmedo Martell, David A. Riffelmacher and Xavier Sanchez Gavito. The Series D Alternate Director is Francisco Jose Flores Melendez. The Series L Alternate Director is David A. Riffelmacher.

Committees of the Board of Directors

Iusacell has established Executive, Finance and Audit, and Human Resources and Compensation, Committees of the Board of Directors. All decisions of these committees will require a majority vote of their members, including the favorable vote of at least one member appointed by the series A shareholders. See "Item 4 -- Control of Registrant."

The Executive Committee, an administrative and decision-making body of the Board of Directors, may act for the Board of Directors except where Mexican law requires action of the Board of Directors. The members of the Executive Committee are Messrs. Babbio, Strigl, Bartlett, Chynoweth, Heimann, Peralta, Canales and del Valle.

The Finance and Audit Committee recommends Iusacell's independent public accountants, reviews Iusacell's annual consolidated financial statements, provides oversight of Iusacell's auditing, accounting, financial reporting and internal control functions, and reviews with management and Iusacell's independent public accountants the plans and results of the auditing function. The members of the Finance and Audit Committee are Messrs. Bartlett, Chynoweth, Heimann, Noto, Canales and Gonzalez.

The Human Resources and Compensation Committee reviews, evaluates and makes recommendations to the Board of Directors regarding Iusacell's executive compensation standards and practices, including salaries, bonus distributions, grants under the executive employee stock purchase plan (as described below) and deferred compensation arrangements. The members of the Human Resources and Compensation Committee are Messrs. Bartlett, Heimann and Rihan and
Ms. Cummings.

ITEM 11. Compensation of Directors and Officers

The aggregate amount of compensation paid by Iusacell in 1998 to all directors and executive officers as a group was Ps.38.7 million (U.S.$3.9 million).

In addition, in 1998 Iusacell granted purchase rights with a respect to a total of 913,100 series L shares to its executive officers under the management employee stock purchase plan (described below). As of December 31, 1998, the individuals who are currently executive officers of Iusacell held purchase rights with respect to 2,808,282 series L shares. In 1998, the individuals who are currently Iusacell executive officers exercised purchase rights with respect to 330,510 series L shares and executive officers whose labor relationship with Iusacell terminated during 1998 exercised purchase rights with respect to 144,750 series L shares. In addition, purchase rights with respect to 604,103 series L shares were forfeited by executive officers whose labor relationship with Iusacell had terminated during 1998. See "Item 12-- Options to Purchase Securities from Registrant or Subsidiaries--Executive Employee Stock Plan."

As part of its general compensation policy, Iusacell also conducts periodic reviews of its management and employees to determine bonus compensation. Old Iusacell also provides its executive officers with use of an automobile. In addition, Old Iusacell provides its executive officers and other employees with food and gas stamps on a monthly basis (Ps.700 and Ps.1,035 per month, respectively) and with contributions to a savings plan (Ps.1,361 per month).

ITEM 12. Options to Purchase Securities from Registrant or Subsidiaries

Management Employee Stock Purchase Plan

In March 1997, Iusacell adopted a management employee stock purchase plan in order to help retain key executives and better align their interests with those of Iusacell. The stock purchase plan is administered by a management trust with the assistance of the trust division of Bancrecer, S.A. Under the stock purchase plan, the technical committee of the management trust (the "Technical Committee"), which is composed of certain executive officers of Iusacell, determines the executive employees to whom series L shares of Iusacell will be offered for purchase under the stock purchase plan.

The Technical Committee determines the number of series L shares to be offered for purchase to such executive employees, the purchase price per share for such purchase rights, the vesting schedule for such purchase rights, the payment terms and all other terms and conditions. The purchase price per share for the purchase rights is the closing price for the series L shares on the Mexican Stock Exchange on the business day selected by the Technical Committee as the date of sale.

Grantees who leave the employ of Iusacell forfeit unvested purchase rights and, after a period of time, forfeit vested and unexercised purchase rights, all of which forfeited purchase rights may be reissued by the Technical Committee. The number of series L shares that may be granted under the stock purchase plan cannot exceed 4.9% of the aggregate number of issued and outstanding Iusacell shares.

In December 1996, Iusacell's shareholders approved the issuance of 7,812,500 series L shares for grant of purchase rights under the stock purchase plan. In March 1998, 262,666 Iusacell series L shares which were authorized for issuance but never issued under the stock purchase plan were, in accordance with Mexican law, canceled. In June 1998, Iusacell's shareholders approved a 1,187,500 share increase in the number of series L shares available for grant under the stock purchase plan.

In 1997, the Human Resources and Compensation Committee and the Technical Committee granted purchase rights with respect to a total of 8,571,311 series L shares to 51 executive employees at purchase prices ranging between Ps.8.48 and Ps.14.00 per series L share. In 1998, the Human Resources and Compensation Committee and the Technical Committee granted purchase rights with respect to a total of 2,199,600 series L shares to 15 executive employees at purchase prices ranging between Ps.5.16 and Ps.6.98 per series L share. All such purchase rights vest either in three equal annual installments commencing a year after the date of grant or in a lump sum two or three years after the date of the grant.

As of December 31, 1998, purchase rights with respect to 7,699,890 series L shares were outstanding, purchase rights with respect to 2,103,581 series L shares had been forfeited and purchase rights with respect to 967,440 series L shares had been exercised.

ITEM 13. Interest of Management in Certain Transactions

General Policy

Iusacell adopted a policy on transactions with related parties in November 1993 in connection with the acquisition by Bell Atlantic of its initial holdings in Iusacell. This policy provides that Iusacell will not, and will not permit any of its subsidiaries to, enter into any contract or transaction with or for the benefit of any of their affiliates (excluding transactions with, between or among wholly owned subsidiaries), including the Peralta Group and Bell Atlantic, which is not at a price and on other terms at least as favorable to Iusacell or the subsidiary as those which could be obtained on an arm's-length basis from an unaffiliated third party. This policy has been formalized in the Iusacell shareholders agreement.

The Bell Atlantic Facility

On July 25, 1997 Bell Atlantic agreed to provide Iusacell with a subordinated convertible financing facility in an aggregate amount of U.S.$150 million (the "Bell Atlantic Facility"). See "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Liquidity." The subordinated convertible debentures (the "Debentures") useable under the Bell Atlantic Facility are available for issuance through June 30, 1999, will mature on December 31, 1999, and will bear interest at an annual rate equal to six-month LIBOR plus 500 basis points, payable semi-annually in cash or by issuance of additional Debentures, at the option of Bell Atlantic, subject to the terms of a subordination agreement with certain senior lenders.

The principal amount of the Debentures is convertible at any time prior to maturity into series A shares of Iusacell at a conversion price of U.S.$0.70 per share. Any Debentures issued in lieu of cash interest are convertible at any time prior to maturity into series A shares at a conversion price equal to the average closing price on the New York Stock Exchange of the ADRs evidencing series D ADSs and series L ADSs of Iusacell over 10 trading days preceding such interest payment date. The Debentures are transferable only to affiliates of Bell Atlantic, subject to certain exceptions.

In August, September and December 1998, Iusacell effected borrowings totaling U.S.$101.5 million under the Bell Atlantic Facility. The Debentures were converted upon borrowing into an aggregate of 144,999,999 series A shares of Iusacell, 21,428,571 of which shares were simultaneously sold to the Peralta Group. In March 1999, Iusacell borrowed an additional U.S.$31 million under the Bell Atlantic Facility. The Debentures issued upon such borrowing were immediately converted into an aggregate of 44,285,714 series A shares, 22,142,857 of which shares were simultaneously sold to the Peralta Group. The availability of funds under the Bell Atlantic Facility expires on June 30, 1999 and Iusacell does not intend to draw down any of the remaining U.S.$17.5 million available.

Consulting and Secondment Agreements

Iusacell and some subsidiaries of Bell Atlantic have entered into a series of consulting and secondment agreements pursuant to which Bell Atlantic has agreed, for an indefinite term, to provide Iusacell with management, technical, marketing, legal and other consulting services and seconded employees. Seconded employees generally agree to expatriate assignments of two to three years duration, with such employees' compensation being paid by Bell Atlantic and reimbursed by Iusacell. Bell Atlantic charges Iusacell for the provision of consulting services at cost.

With respect to consulting services and seconded employees provided in 1998, Iusacell has been invoiced by Bell Atlantic for a total of U.S.$5.8 million, which amount includes U.S.$2.4 million in reimbursement of the actual cost of seconded employees. At December 31, 1998, Iusacell owed Bell Atlantic U.S.$13.1 million for consulting services and seconded employees provided in 1996, 1997 and 1998.

Real Estate Leases

Inmobiliaria Montes Urales 460, S.A. de C.V., a subsidiary of Iusacell, leases office space to Servicios Corporativos IUSA, S.A. de C.V., a member of the Peralta Group, pursuant to one-year lease which is re-priced on January 1 of each year. Currently, payments under the lease equal U.S.$99,220 per month. In 1998, Servicios Corporativos IUSA paid Inmobiliaria Montes Urales 460 U.S.$813,072 for such office space.

The Peralta Group owns Fraccionadora y Constructora Mexicana, S.A. de C.V., known as Fracomex, a company engaged in real estate investment and management that has entered into 13 lease agreements with some subsidiaries of Iusacell. The total amount paid by Iusacell to Fracomex per month for all such leases is approximately U.S.$28,671. In 1998, these payments totaled approximately U.S.$344,000.

Two Peralta Group members lease land to Iusacell at the Peralta Group industrial complex in Pasteje, Mexico, upon which Iusacell has built and operates warehouses. Iusacell subleases some of this land to its Satelitron satellite transmission subsidiary. These land leases expire in December 2015, but can be terminated before then if either party gives the other one year's prior written notice. Currently, Iusacell pays these two Peralta Group entities U.S.$22,830 per month for these land leases. In 1998, payments for these leases totaled U.S.$273,960.

Iusacell leases office space to Telecomunicaciones y Equipos, S.A. de C.V.
(TESA), a Peralta Group member. Currently, payments under the lease equal U.S.$6,410 per month. In 1998, lease payments totaled U.S.$76,920. TESA owes Iusacell rental payments for 1996 in the total amount of U.S.$76,920.

Other Services

Iusacell's Satelitron subsidiary provides data transmission services, technical services and facilities to Internet Director, S.A. de C.V., a Peralta Group member that provides transmission enhancement services to internet access providers, at market-based or tariffed rates. In 1998, Iusacell billed Internet Directo U.S.$247,696, including value-added taxes, for such services, U.S.$139,270 of which currently remain outstanding.

In 1996 and 1997, a subsidiary of Iusacell provided dedicated circuits to Empresa Attis de Mexico, S.A. de C.V., a Mexican company in which, at that time, the Peralta Group held a minority position. Since 1997, Empresa Attis has owed Iusacell Ps.493,484.74 (U.S.$49,842) for such circuits. Empresa Attis was adjudged bankrupt in 1997. This receivable has recently been determined to be unrecoverable and has been charged against Iusacell's bad debt reserve.

Interests of Directors

In December 1998, Iusacell paid Marco Antonio de la Torre Barranco, an alternate director of Iusacell, U.S.$350,000 for his 31.7% interest in Cellular Solutions de Mexico, S.A. de C.V., a company involved in the sale of cellular accessories. Iusacell now owns 100% of Cellular Solutions de Mexico, S.A. de C.V., which ceased business operations in December 1998.

In 1998, Manufacturas Electronicas Pasteje, S.A. de C.V., a joint venture between the Peralta Group and Marco Antonio de la Torre Barranco, provided telephone and accessory repair services to Iusacell in the amount of approximately Ps.3.1 million (approximately U.S.$315,000).

In 1998, Telemercadeo Integral Panamericano, S.A. de C.V., a joint venture between the Peralta Group and Marco Antonio de la Torre Barranco, provided telemarketing services to Iusacell in the amount of approximately Ps.3.0 million (approximately U.S.$285,000).

Fernando de Ovando, a director of Iusacell, Javier Martinez del Campo, a director of Iusacell, and Ignacio Gomez Morin, an alternate director of Iusacell, are members of the law firm of De Ovando y Martinez del Campo, S.C., which, in 1998, provided legal services to Iusacell in the amount of approximately Ps.1,060,000 (approximately U.S.$107,000).

As of November 1998, Iusacell and Jose Ramon Elizondo, a director of Iusacell, entered into an agreement to participate together in the microwave frequencies leasing, long distance, local telephony, PCS and paging businesses. Iusacell and Mr. Elizondo have agreed that Iusacell will own 94.9% of the economic interest and 49% of the voting shares of

  .  Iusatel, S.A. de C.V., Iusacell's long distance concessionaire,

  . Iusatelecomunicaciones, S.A. de C.V., Iusacell's fixed local wireless telephony operation,

  . Punto-a-Punto Iusacell, S.A. de C.V., a microwave frequencies concessionaire, and

  . Iusacell PCS, S.A. de C.V., which holds concessions for 1.9 GHz (PCS) frequencies in Region 1 and Region 4.

Mr. Elizondo will own 5.1% of the economic interest and 51% of the voting shares of these companies.

In addition, Mr. Elizondo agreed to purchase a 2% economic and voting interest in Infotelecom, S.A. de C.V., a paging company, at cost from Iusacell, which will continue to hold a 49% economic and voting interest in such company.
Mr. Elizondo completed this purchase in December 1998 for Ps.23,728 (approximately U.S.$2,400).

Iusacell and Mr. Elizondo organized Punto-a-Punto Iusacell, S.A. de C.V. in July 1997 to participate in the operation of three concessions for point-to-point short haul microwave frequencies acquired in the auctions concluded in October 1997 and to participate in the auctions for long haul microwave frequencies that commenced in March 1999. Iusacell and Mr. Elizondo created a similar entity, Iusacell PCS, S.A. de C.V., in October 1997 to operate the concessions for 1.9 GHz (PCS) frequencies in Region 1 and Region 4 acquired through the auctions completed in May 1998. See "Item 1--Business--Government Regulation--Foreign Ownership Restrictions."

Iusacell estimates that Mr. Elizondo's maximum investment in these five entities will be U.S.$15 million. The shares acquired or to be acquired by Mr. Elizondo will be or are illiquid. From and after June 30, 2002, Mr. Elizondo can put all, but not less than all, shares in any one or more of these five joint venture investments to Iusacell for an amount equal to his investment in the corresponding joint venture company or companies, his cost of money to finance such investment or investments plus, for each year of his investment, 4% of the corresponding investment amount, grossed up with respect to any applicable Mexican income taxes. Iusacell and Iusacell each will have the right, at any time, to call Mr. Elizondo's interest in these companies at the same price as if the put were exercised.

                                    PART II

ITEM 14. Description of Securities to be Registered

  Not applicable.

                                    PART III

ITEM 15. Default Upon Senior Securities

  Not applicable.

ITEM 16. Changes in Securities and Changes in Security for Registered
Securities

  Not applicable.

                                    PART IV

ITEM 17. Financial Statements

  We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. Financial Statements

  See Item 19(a) for a list of financial statements filed under Item 18.

ITEM 19. Financial Statements and Exhibits

                                                                          Page
                                                                          ----
(a) List of Financial Statements
    Report of Independent Accountants.................................... F-1
    Consolidated Balance Sheets--December 31, 1998 and 1997.............. F-4
    Consolidated Statements of Income--Fiscal Years Ended December 31,
     1998, 1997 and 1996................................................. F-5
    Consolidated Statements of Changes in Stockholders' Equity--Fiscal
     Years Ended December 31, 1998, 1997 and 1996........................ F-6
    Consolidated Statements of Changes in Financial Position--Fiscal
     Years Ended December 31, 1998, 1997 and 1996........................ F-7
    Notes to Consolidated Financial Statements........................... F-8
    Financial Statement Schedules
    Report of Independent Accountants on Financial Statement Schedules... S-1
    Schedule IX--Valuation and Qualifying Accounts and Reserves.......... S-2

(b) List of Exhibits

None.

REPORT OF INDEPENDENT ACCOUNTANTS


The Board of Directors of

Grupo Iusacell, S. A. de C. V.:


We have audited the accompanying consolidated balance sheets of Grupo Iusacell,
S. A. de C. V. (the "Company") and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity, and changes in financial position for each of the three years ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audits in accordance with generally accepted auditing standards in Mexico which are substantially similar, in all material respects, to United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Iusacell, S. A. de C. V. and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of its operations, changes in stockholders' equity and changes in its consolidated financial position for each of the three years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in Mexico.


Accounting principles generally accepted in Mexico vary in certain respects from accounting principles generally accepted in the United States. In our opinion, based on our audits, application of accounting principles generally accepted in the United States would have affected the determination of the amount shown as net loss for the years ended December 31, 1998, 1997 and 1996 and the total amount of stockholders' equity as of December 31, 1998 and 1997 to the extent summarized in Note 20 to the consolidated financial statements.


As described in Note 22 as it relates to Mexican GAAP, the Company had previously recorded an impairment charge related to the analog communications network directly against stockholders' equity. The Company has reassessed this accounting treatment and determined that the impairment charge should have been recorded as an operating expense. Consequently, the accompanying consolidated financial statements for the year ended December 31, 1997 have been restated accordingly (see Note 22).

As described in Note 18, in 1998, the Company recorded an impairment loss related to the 450 project assets amounting to Ps.981,484,000 as a result of a decision by management to reevaluate the feasibility of the 450 MHz technology as a fixed wireless service.



PricewaterhouseCoopers



Juan Manuel Ferron Solis
Public Accountant





Mexico  City,  D.  F., Mexico.
February  22, 1999 (except  with
respect to the matters discussed
in Notes 13.b, 20, 21 and 22 for
which the date is May 21, 1999,
and to the matter discussed in
Note 13.e, for which the date is
June 25, 1999).

                GRUPO IUSACELL, S. A. DE C. V. AND SUBSIDIARIES
                -----------------------------------------------

                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------

                       AS OF DECEMBER 31, 1998 AND 1997
                       --------------------------------

                             (Notes 1, 2, 3 and 4)
                              -------------------

   (Adjusted for price-level changes and expressed in thousands of constant
    -----------------------------------------------------------------------

                    Mexican pesos as of December 31, 1998)
                    -------------------------------------


                                                                                                  1998              1997
                                                                                       ---------------  ----------------
                         ASSETS
                         ------
CURRENT:
    Cash and cash equivalents                                                          Ps.     255,223  Ps.      139,363
                                                                                       ---------------  ----------------
    Accounts receivable:
        Trade, net of Ps.67,220 and Ps.92,677 of  allowance for doubtful
           accounts in 1998 and 1997, respectively (Note 4.d)                                  303,145           242,572
        Related parties (Note 5)                                                                11,380            52,222
        Recoverable taxes and other                                                            589,361           268,158
                                                                                       ---------------  ----------------
                                                                                               903,886           562,952
                                                                                       ---------------  ----------------
    Inventories (Note 6)                                                                       185,018           319,143
                                                                                       ---------------  ----------------
                  Total current assets                                                       1,344,127         1,021,458

INVESTMENT IN ASSOCIATED COMPANIES (Note 7)                                                     15,514            21,090
PROPERTY AND EQUIPMENT, net (Note 8)                                                         5,307,983         3,575,688
OTHER ASSETS, net (Note 9)                                                                   1,558,673         1,501,063
EXCESS OF COST OF INVESTMENTS IN SUBSIDIARIES OVER BOOK VALUE, net of
    accumulated amortization of Ps.364,233 in 1998 and Ps.299,131 in 1997 (Note 4.i)         1,701,900         1,798,150
                                                                                       ---------------  ----------------
                  Total assets                                                         Ps.   9,928,197  Ps.    7,917,449
                                                                                       ===============  ================
                          LIABILITIES
                          -----------
CURRENT:
    Notes payable (Note 10)                                                            Ps.     742,342  Ps.        3,159
    Trade accounts payable (Note 11)                                                           873,174           835,031
    Related parties (Note 5)                                                                   124,717            95,237
    Taxes and other payables                                                                   757,277           386,422
    Income tax (Note 12)                                                                        48,354            10,477
    Employee profit sharing (Note 12)                                                                5                93
                                                                                       ---------------  ----------------
                  Total current liabilities                                                  2,545,869         1,330,419

LONG-TERM DEBT (Note 10)                                                                     3,711,113         2,631,763
TRADE ACCOUNTS PAYABLE, LONG-TERM (Note 11)                                                      2,110             4,792
COMMITMENTS AND CONTINGENCIES (Notes 4.k and 13)                                                 2,556             2,727
                                                                                       ---------------  ----------------
                  Total liabilities                                                          6,261,648         3,969,701
                                                                                       ---------------  ----------------
                     STOCKHOLDERS' EQUITY
                     --------------------

CONTRIBUTED CAPITAL (Notes 14 and 15):
    Capital stock:
        Nominal                                                                              3,998,608         2,979,286
        Restatement                                                                          4,635,155         4,591,714
                                                                                       ---------------  ----------------
                                                                                             8,633,763         7,571,000
                                                                                       ---------------  ----------------
    Capital contributed:
        Nominal                                                                                 18,655            18,655
        Restatement                                                                             54,001            54,001
                                                                                       ---------------  ----------------
                                                                                                72,656            72,656
                                                                                       ---------------  ----------------
                                                                                             8,706,419         7,643,656
                                                                                       ---------------  ----------------
EARNED CAPITAL (Note 16):
    Accumulated losses:
        Legal reserve                                                                            3,972             3,972
        For prior years                                                                 (    3,067,417)  (     1,881,010)
        For the year                                                                    (    1,297,242)  (     1,186,407)
                                                                                       ---------------  ----------------
                                                                                        (    4,360,687)  (     3,063,445)
                                                                                       ---------------  ----------------
        Deficit from restatement                                                        (      679,994)  (       646,191)
                                                                                       ---------------  ----------------
                  Total majority stockholders' equity                                        3,665,738         3,934,020

MINORITY INTEREST                                                                                  811            13,728
                                                                                       ---------------  ----------------
                  Total stockholders' equity                                                 3,666,549         3,947,748
                                                                                       ---------------  ----------------
                  Total liabilities and stockholders' equity                           Ps.   9,928,197  Ps.    7,917,449
                                                                                       ===============  ================

The accompanying notes are an integral part of these consolidated financial statements.


                GRUPO IUSACELL, S. A. DE C. V. AND SUBSIDIARIES
                -----------------------------------------------

                        CONSOLIDATED INCOME STATEMENTS
                        ------------------------------

             FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
             ----------------------------------------------------

                            (Notes  1,  2, 3 and 4)
                             ---------------------

   (Adjusted for price-level changes and expressed in thousands of constant
    -----------------------------------------------------------------------

                    Mexican pesos as of December 31, 1998)
                    -------------------------------------

                                                                                                  Restated
                                                                                  1998                1997                  1996
                                                                     -----------------    ----------------      ----------------
REVENUES:
       Services                                                          Ps.2,449,130         Ps.1,830,309         Ps.1,887,841
       Telephone equipment sales and other                                    375,297              376,414              304,505
                                                                      ---------------      ---------------      ---------------
                                                                            2,824,427            2,206,723            2,192,346
                                                                      ---------------      ---------------      ---------------
COST OF SALES:
       Cost of services                                                       766,400              609,910              692,128
       Cost of telephone equipment sales and other                            200,808              238,936              169,766
                                                                      ---------------      ---------------      ---------------
                                                                              967,208              848,846              861,894
                                                                      ---------------      ---------------      ---------------
                    Gross profit                                            1,857,219            1,357,877            1,330,452
                                                                      ---------------      ---------------      ---------------

OPERATING EXPENSES                                                          1,077,760              882,194              959,214

DEPRECIATION AND AMORTIZATION                                                 794,915              690,222              779,640

450 PROJECT NON CASH WRITEDOWN (Note 18)                                      981,484                    -                    -
                                                                      ---------------      ---------------      ---------------
                    Operating loss                                      (     996,940)       (     214,539)      (      408,402)
                                                                      ---------------      ---------------      ---------------

OTHER INCOME, net                                                             132,698                    -                    -
                                                                      ---------------      ---------------      ---------------

PROVISION FOR EQUIPMENT IMPAIRMENT (Notes 4.b and 22)                               -        (   1,100,703)                   -
                                                                      ---------------      ---------------      ---------------
INTEGRAL FINANCING COST (GAIN):
       Interest expense, net                                                  223,356              294,390              362,440
       Foreign exchange loss (gain), net                                      836,425               57,483        (      80,098)
       Gain from monetary position                                      (     678,936)       (     347,200)       (     449,128)
                                                                      ---------------      ---------------      ---------------
                                                                              380,845                4,673        (     166,786)
                                                                      ---------------      ---------------      ---------------
EQUITY PARTICIPATION IN NET GAIN OF
       ASSOCIATED COMPANIES AND NET GAIN
       ON SALE OF EQUITY INVESTMENTS (Note 7)                           (      24,859)       (     187,034)       (       1,700)
                                                                      ---------------      ---------------      ---------------
             Loss from continuing operations before assets
             tax,  minority interest and extraordinary item             (   1,220,228)       (   1,132,881)       (     239,916)
                                                                      ---------------      ---------------      ---------------
PROVISIONS FOR ASSETS TAX                                                      64,216               53,772               45,388
                                                                      ---------------      ---------------      ---------------
             Loss from continuing operations before minority
             interest and extraordinary item                            (   1,284,444)       (   1,186,653)       (     285,304)

MINORITY INTEREST                                                               5,646                  246                4,099
                                                                      ---------------      ---------------      ---------------
             Loss from continuing operations before extra-
             ordinary item                                              (   1,278,798)       (   1,186,407)       (     281,205)

EXTRAORDINARY ITEM:
       Group reorganization charge (Notes 2, 4.d and 8.b)                           -                    -              187,226
                                                                      ---------------      ---------------      ---------------
             Net loss from continuing operations                        (   1,278,798)       (   1,186,407)       (     468,431)

LOSS FROM DISCONTINUED OPERATIONS (Net of Income tax) (Note 19)                18,444                    -                    -
                                                                      ---------------     ----------------      ---------------
             Net loss for the year                                      (Ps.1,297,242)       (Ps.1,186,407)       (Ps.  468,431)
                                                                      ===============     ================      ===============
WEIGHTED AVERAGE NUMBER OF SHARES OF
       COMMON STOCK OUTSTANDING (thousands)                                 1,121,396            1,070,825              981,624
                                                                      ===============     ================      ===============

LOSS PER SHARE BEFORE EXTRAORDINARY ITEM (pesos)                        (Ps.     1.16)       (Ps.     1.11)       (Ps.     0.29)
                                                                      ===============     ================      ===============

NET LOSS PER SHARE (pesos)                                              (Ps.     1.16)       (Ps.     1.11)       (Ps.     0.48)
                                                                      ===============     ================      ===============

            The  accompanying  notes  are  an  integral  part  of  these consolidated financial statements.

                GRUPO IUSACELL, S. A. DE C. V. AND SUBSIDIARIES
                -----------------------------------------------

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
          ----------------------------------------------------------

             FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
             ----------------------------------------------------

                            (Notes  1,  2, 3 and 4)
                             ---------------------

   (Adjusted for price-level changes and expressed in thousands of constant
    -----------------------------------------------------------------------

                    Mexican pesos as of December 31, 1998)
                    -------------------------------------

                                                                             Accumulated losses
                                           Capital                       --------------------------
                                            stock          Capital         Legal        Prior                  For the
                                         subscribed     contributions     reserve             years               year
                                     ----------------   -------------    ---------  ---------------    ---------------
Balance at December 31, 1995             Ps.6,742,506       Ps.72,656     Ps.3,972   (Ps.   420,628)    (Ps.   991,951)

Application of 1995 net loss                                                         (      991,951)           991,951
Recognition of inflation effects
    on financial information
Minority interest for the year
Net loss for the year                                                                                   (      468,431)
                                     ----------------    ------------   ----------  ---------------    ---------------

Balance at December 31, 1996                6,742,506         72,656         3,972  (     1,412,579)    (      468,431)

Application of 1996 net loss                                                        (       468,431)           468,431
Increase in capital stock from the
    capitalization of stockholders'
    debt                                      728,082
Increase in capital stock through
    the issuance of shares under the
    Executive Stock Purchase Plan             100,412
Minority interest for the year
Net loss for the year                                                                                   (    1,186,407)
                                     ----------------    ------------   ----------  ---------------    ---------------

Balance at December 31, 1997                7,571,000          72,656        3,972  (     1,881,010)    (    1,186,407)

Application of 1997 net loss                                                        (     1,186,407)         1,186,407
Increase in capital stock from the
    capitalization  of stockholders'
    debt                                    1,055,586
Increase in capital stock through
    the issuance of shares under the
    Executive Stock Purchase Plan               7,177
Recognition of inflation effects
    on financial information
Minority interest for the year
Net loss for the year                                                                                   (    1,297,242)
                                     ----------------    ------------   ----------  ---------------    ---------------

Balance at December 31, 1998             Ps.8,633,763       Ps.72,656     Ps.3,972  (Ps.  3,067,417)    (Ps. 1,297,242)
                                     ================    ============   ==========  ===============    ===============


                                        (Deficit)                          Total
                                       excess from      Minority        stockholders'
                                       restatement      Interest              equity
                                     --------------   ------------    ----------------
Balance at December 31, 1995             Ps.284,822     (Ps.33,040)       Ps.5,658,337

Application of 1995 net loss                                                         -
Recognition of inflation effects
    on financial information         (      931,013)                  (        931,013)
Minority interest for the year                              40,214              40,214
Net loss for the year                                                 (        468,431)
                                     --------------   ------------    ----------------

Balance at December 31, 1996         (      646,191)         7,174           4,299,107

Application of 1996 net loss                                                         -
Increase in capital stock from the
    capitalization of stockholders'
    debt                                                                       728,082
Increase in capital stock through
    the issuance of shares under the
    Executive Stock Purchase Plan                                              100,412
Minority interest for the year                               6,554               6,554
Net loss for the year                                                 (      1,186,407)
                                     --------------   ------------    ----------------

Balance at December 31, 1997         (      646,191)        13,728           3,947,748

Application of 1997 net loss                                                         -
Increase in capital stock from the
    capitalization of stockholders'
    debt                                                                     1,055,586
Increase in capital stock through
    the issuance of shares under the
    Executive Stock Purchase Plan                                                7,177
Recognition of inflation effects
    on financial information         (      33,803)                   (         33,803)
Minority interest for the year                       (      12,917)   (         12,917)
Net loss for the year                                                 (      1,297,242)
                                     --------------   ------------    ----------------

Balance at December 31, 1998           (Ps.679,994)    Ps.     811        Ps.3,666,549
                                     ==============   ============    ================



     The accompanying notes are an integral part of these consolidated financial statements.


                GRUPO IUSACELL, S. A. DE C. V. AND SUBSIDIARIES
                -----------------------------------------------

           CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
           --------------------------------------------------------

             FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
             ----------------------------------------------------

                             (Notes 1, 2, 3 and 4)
                              -------------------

   (Adjusted for price-level changes and expressed in thousands of constant
    -----------------------------------------------------------------------

                    Mexican pesos as of December 31, 1998)
                    -------------------------------------


                                                                                    1998                1997               1996
                                                                       -----------------    ----------------    ----------------
OPERATING ACTIVITIES:
  Loss from continuing operations before extraordinary item            (Ps.    1,278,798)   (Ps.   1,186,407)   (Ps.     281,205)
  Items not requiring the use of resources:
     Depreciation and amortization                                               794,915             690,222             779,640
     450 Project non cash writedown                                              981,484                   -                   -
     Provision for equipment impairment                                                -           1,100,703                   -
     Equity participation in net gain of associated companies
       and net gain on sale of equity investments                      (          24,859)   (        187,034)   (          1,700)
     Minority interest                                                 (           5,646)   (            246)   (          4,099)
                                                                       -----------------    ----------------    ----------------
                                                                                 467,096             417,238             492,636

  Resources (used for) provided by operating activities-
       Trade accounts receivable                                       (          60,573)   (         61,578)             49,360
       Related parties                                                            70,322    (        429,641)            424,103
       Recoverable taxes and other                                     (         321,203)   (        157,256)   (         32,679)
       Inventories                                                               100,322    (        181,891)             72,501
       Trade accounts payable                                                     35,461             231,284    (        541,054)
       Taxes and other payables                                                  370,855    (         87,856)            124,264
       Income tax                                                                 37,877               2,086               6,795
       Employee profit sharing                                         (              88)   (             77)   (            269)
       Other                                                           (             171)                128                  78
                                                                       -----------------    ----------------    ----------------
        Resources provided by (used for)  operating
           activities before extraordinary item and
           discontinued operations                                               699,898    (        267,563)            595,735

  Extraordinary item:
     Group reorganization charge                                                       -                   -             187,226
  Loss from discontinued operations                                               18,444                   -                   -
                                                                       -----------------    ----------------    ----------------
        Resources provided by (used for) operating activities                    681,454    (        267,563)            408,509
                                                                       -----------------    ----------------    ----------------
FINANCING ACTIVITIES:
  Proceeds from long-term debt                                                 1,102,570           2,631,763             134,314
  Principal payments on long-term debt                                 (          23,220)    (       851,442)   (        659,353)
  Increase (decrease) in notes payable                                           739,183     (       956,789)             74,660
  Increase in capital stock from the capitalization of stockholders'
     debt                                                                      1,055,586             728,082                   -
  Increase in capital stock through the issuance of shares under
     the Executive Employee Stock Purchase Plan                                    7,177             100,412                   -
                                                                       -----------------    ----------------    ----------------
        Resources provided by (used for) financing activities                  2,881,296           1,652,026    (        450,379)
                                                                       -----------------    ----------------    ----------------
INVESTING ACTIVITIES:
  Purchase of property and equipment                                   (       2,356,800)    (       838,587)   (        327,381)
  Sale of common stock of associated companies                                    10,981             286,533              36,604
  Purchase of PCS frequencies                                          (         493,121)                  -                   -
  Increase in telephones to be amortized                               (         552,705)    (       200,873)   (         54,425)
  (Purchase) disposal of other assets                                  (          55,245)    (       616,933)            282,168
                                                                       -----------------    ----------------    ----------------
        Resources used for investing activities                        (       3,446,890)    (     1,369,860)   (         63,034)
                                                                       -----------------    ----------------    ----------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             115,860              14,603    (        104,904)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF
     THE YEAR                                                                    139,363             124,760             229,664
                                                                       -----------------    ----------------    ----------------
CASH AND  CASH  EQUIVALENTS  AT THE END OF THE YEAR                    Ps.       255,223    Ps.      139,363    Ps.      124,760
                                                                       =================    ================    ================

        The  accompanying  notes  are an  integral  part of  these  consolidated financial statements.


                GRUPO IUSACELL, S. A. DE C. V. AND SUBSIDIARIES
                -----------------------------------------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------

                     AS OF DECEMBER 31, 1998, 1997 AND 1996
                     --------------------------------------

  (Except as otherwise noted, adjusted for price-level changes and expressed
   -------------------------------------------------------------------------

        in thousands of constant Mexican pesos as of December 31, 1998.
        ---------------------------------------------------------------

              Amounts expressed in U.S. Dollars are in thousands.)
              ----------------------------------------------------


1. Entity and Nature of Business
   -----------------------------

     Grupo Iusacell, S.A. de C.V. (the "Company") is a holding company incorporated on October 6, 1992. Its subsidiaries are primarily engaged in the wireless telecommunications business and hold concessions to operate cellular telephone systems in four contiguous market areas ("Regions") in central Mexico. The Company and its subsidiaries are referred to collectively herein as the "Group" or "Grupo Iusacell".

     In October 1995, a subsidiary of the Company received a concession from the Mexican government to operate as a long distance carrier and began offering long distance service in August 1996. During 1996, the Company also signed a joint venture agreement for the operation of a business to provide nationwide and international paging services. The joint venture began to provide paging services in August 1996. In May 1998, a subsidiary of the Company acquired frequencies through auctions conducted by the Mexican government to provide personal communication wireless services (PCS) in Regions 1 and 4 in northern Mexico.

     Affiliated companies of each of Carlos Peralta (together with Carlos
       Peralta, the "Peralta Group") and Bell Atlantic Corporation ("Bell Atlantic") hold substantial ownership interests (direct or indirect) in the Company.

     Based on a definitive agreement between the Company's principal stockholders and approval by the Mexican government, in February 1997 Bell Atlantic assumed management control of the Company from the Peralta Group.

   Summary
   -------

      The subsidiaries of the Company which are included in the consolidated financial statements are as follows:

                                                                       Economic interest
                                                                     (direct or indirect)
                                                                             as of
                                                                          December 31
                                                                      -------------------
        Subsidiary                                                       1998     1997
-------------------------                                                ----     ----
S.O.S. Telecomunicaciones, S.A. de C.V. (Region 9)                       100%     100%
Iusacell, S.A. de C.V.                                                   100%     100%
Sistecel, S.A. de C.V.                                                   100%     100%
Comunicaciones Celulares de Occidente,  S.A. de C.V. (Region 5)          100%     100%
Sistemas Telefonicos Portatiles Celulares, S.A. de C.V. (Region 6)       100%     100%

                                                              Economic interest
                                                            (direct or indirect)
                                                                    as of
                                                                 December 31
                                                             -------------------
        Subsidiary                                              1998     1997
-------------------------                                       ----     ----
Telecomunicaciones del Golfo, S.A. de C.V.  (Region 7)          100%     100%
Inflight Phone de Mexico, S.A de C.V.                           100%     100%
GMD Comunicaciones, S.A. de C.V.                                  -      100%
Hermes Telecomunicaciones, S.A. de C.V.                           -      100%
Inmobiliaria Montes Urales 460, S.A. de  C.V.                   100%     100%
Portaserv, S.A. de C.V.                                           -      100%
Mexican Cellular Investments, Inc.                              100%     100%
Iusanet, S.A. de C.V.                                           100%     100%
Promotora Celular, S.A. de C.V.                                 100%     100%
Renta-Cell, S.A. de C.V.                                        100%     100%
Iusatelecomunicaciones, S.A. de C.V.                             95%     100%
Iusatel, S.A. de C.V.                                            95%     100%
Grupo Iusacell Nicaragua, S.A.                                  100%     100%
Compania Colombiana de Telefonia Celular, S.A.                   70%      70%
Cellular Solutions de Mexico, S.A. de C.V.                      100%      68%
Satelitron, S.A. de C.V.                                         65%      65%
Infotelecom, S.A. de C.V.                                        49%      51%
Punto a Punto Iusacell, S.A. de C.V.                             95%      95%
Iusacell PCS, S.A. de C.V. (Regions 1 and 4)                     95%       -

2. Acquisitions, Group Structure and Group
   Reorganization
   --------------

    Acquisitions of Regions 5, 6 and 7
    ----------------------------------

      In 1993, the Company obtained 100% ownership of Sistemas Telefonicos
        Portatiles Celulares, S.A. de C.V. ("Portacel") and majority ownership of Telecomunicaciones del Golfo, S.A. de C.V. ("Telgolfo").

      Portacel and Telgolfo hold the non-wireline cellular concessions for Region 6 (Leon) and Region 7 (Puebla), respectively. The cost incurred in 1993 to acquire control of Portacel and Telgolfo amounted to Ps.1,096,823, of which Ps.935,681 represented the excess of investment cost over the book value. In 1994, the Group purchased the remaining minority ownership interest of Telgolfo for Ps.66,852, of which Ps.62,226 represented the excess of investment cost over the book value.

      In 1993, the Company acquired 67% of Hermes Telecomunicaciones, S.A. de
        C.V. ("Hermes"), which owns 51% of Comunicaciones Celulares de Occidente, S.A. de C.V. ("Comcel"). Comcel holds the non-wireline cellular concession for Region 5 (Guadalajara). In December 1993, the Company reached an agreement for the Group to purchase the remaining interests in both Comcel and Hermes. The Group's cost of acquiring
        Comcel   and   Hermes   totaled Ps.1,432,225, of which Ps.1,161,103
        represented the excess of investment cost over the book value.

    Other acquisitions and subsidiaries
    -----------------------------------

      In 1994, the Company acquired 51% of Telecomunicaciones Digitales
        Internacionales, S.A. de C.V. (later renamed Iusatel Chile, S.A. de C.V.). The Company purchased this ownership interest for Ps.26,344, which was the book value of the shares acquired. During 1996, the Company increased its ownership interest in Iusatel Chile, S.A. de C.V. from 51% to 100% through the payment of $100 U.S. Dollars to the minority stockholders in connection with the settlement of litigation among the Company, Iusatel Chile, S.A. de C.V. and such minority stockholders. In December 1996, the Company sold its debt and equity investments in Iusatel Chile, S. A. de C. V. for $5,000 U.S. Dollars. Payment was received in the form of three promissory notes which matured between March and July 1997. Full payment of such notes was made in December 1997.

      In 1994, the Company increased its ownership in Compania Colombiana de
        Telefonia Celular, S.A. ("Telecel") from 28.5% to 63.25%, by acquiring an additional 34.75% interest from another Telecel shareholder. The cost to acquire this interest was Ps.42,372, of which Ps.30,017 represented the excess of investment cost over the book value. In 1995, the Company increased its ownership interest in Telecel from 63.25% to 70.14% through a capital contribution of Ps.995. Telecel had a minority ownership in Ecuadorian cellular and paging companies, which was sold in September 1997 (see Note 7). Telecel is currently in the process of being liquidated and no gain or loss is anticipated in such liquidation.

      In 1994, the Company acquired 99.9% of Inmobiliaria Montes Urales 460,
        S.A. de C.V.. The cost was Ps. 91,861 of which Ps. 17,262 represented the excess of investment cost over the book value.

      In March 1997, the Company signed an agreement under which the assets of this subsidiary were to be sold to a third party for approximately $8,275 U.S. Dollars (see Note 13.f).

      In 1995, the Company incorporated a new subsidiary, Grupo Iusacell de
        Nicaragua, S.A. This subsidiary owns 100% of the shares of Radio Telefonia Rural de Nicaragua, S.A. As of December 31, 1998, the Company had not made any investment in this project and has no commitments for any such investments.

      In January 1996, the Group increased its ownership in Renta-Cell, S.A. de
        C.V. ("Renta-Cell"), which rents cellular phones, from 33.33% to 70% through the acquisition of an additional 36.67% interest from the other Renta-Cell shareholders. The cost to acquire this interest was Ps.4,491. Starting in January 1996, the Company consolidated the assets, liabilities and operating results of this subsidiary. In November 1997, in connection with the resolution of various matters, the Group increased its ownership in Renta-cell from 70% to 100% through the acquisition of the remaining 30% interest from the other Renta-Cell shareholders. The cost to acquire the remaining interest was Ps.21,943, all of which represented the excess of investment cost over book value. Such amount was charged to operations during the year ended December 31, 1997.

      In December 1998, the Company increased its ownership in Cellular
        Solutions de Mexico, S.A. de C.V. ("Cellular Solutions") from 68% to 100% through the acquisition of an additional 32% interest from the other shareholder, an alternate director of the Company. Such interest was acquired in anticipation of the disposition of Cellular Solutions (see Note 19). The cost to acquire this interest was Ps.3,500, all of which represented the excess of investment cost over book value. The amount of such excess was included in the loss from discontinued operations of Cellular Solutions for the year ended December 31, 1998.

   Group Structure
   ---------------

      Under the laws established by the Mexican government related to Bell
        Atlantic's assumption of management control, the Company may not own the majority of the voting stock of companies that hold concessions to provide telecommunications services other than cellular service. In November 1998, the Company and Jose Ramon Elizondo, a director of the Company (herein referred to as the "Mexican National"), entered into a joint venture formation agreement (the "Agreement") pursuant to which they agreed to participate together in the microwave frequencies leasing, long distance, local telephony, PCS and paging businesses. The Company and the Mexican National agreed that the Company would own 94.9% of the economic interest and 49% of the voting shares of Iusatel, S.A. de C.V., the Company's long distance concessionaire ("Iusatel"), Iusatelecomunicaciones, S.A. de C.V., the Company's fixed wireless local telephony operation ("Iusatelecomunicaciones"), Punto-a-Punto Iusacell, S.A. de C.V., a microwave frequencies concessionaire ("Punto-a-Punto Iusacell"), and Iusacell PCS, S.A. de C.V., which holds concessions for 1.9GHz (PCS) frequencies in Regions 1 and 4 ("Iusacell PCS"). The Mexican National would own 5.1% of the economic interest and 51% of the voting shares of these companies. In addition, the Mexican National agreed to purchase a 2% economic and voting interest in Infotelecom, S.A. de C.V., a paging company ("Infotelecom"), at cost, from the Company, which would continue to hold a 49% economic and voting interest in such company. The Mexican National completed this purchase in December 1998 for Ps. 23,572.

      In December 1995, the Company signed a joint venture agreement with Infomin, S.A. de C.V., a Mexican company which holds a fifteen-year concession to provide nationwide and international paging services through July 2009. Pursuant to this agreement, in March 1996, the Company and Infomin established a joint venture company, Infotelecom. As of December 31, 1998, Infotelecom is owned 49%, 49% and 2%, by the Company, Infomin and the Mexican National, respectively. Under the joint venture agreement for Infotelecom, the Company committed to contribute up to $10,500 U.S. Dollars; as of December 31, 1998 and 1997, the Company had invested $9,032 and $8,500 U.S. Dollars, respectively, in this joint venture. The joint venture agreement establishes the individual and joint responsibilities of the partners. In case a partner does not fulfill its responsibilities, sanctions could cause such partner to lose its investment and incur up to $1,000 U.S. Dollars as a penalty.

      In October 1997, the Company and the Mexican National incorporated Punto a
        Punto Iusacell, a company engaged in the participation in government auctions for microwave frequencies and to operate any concessions acquired in those auctions. Punto a Punto Iusacell acquired three concessions in the short haul microwave frequencies auction concluded in October 1997 and is also participating in the long haul microwave frequency auctions.

      In June 1998, the Company and the Mexican National incorporated Iusacell
        PCS, a company formed to participate in government auctions for frequencies in the 1.9 GHz band and to operate any concessions acquired in those auctions. Iusacell PCS acquired concessions in Regions 1 and 4 in such auctions. Which were concluded in May 1998.

      In November 1998, pursuant to the Agreement, both Iusatel and Iusatelecomunicaciones were reorganized, as described above, whereby 51% of the respective voting shares were subscribed to by the Mexican National for Ps. 22,373 and Ps. 7,654, respectively.

      The shares acquired by the Mexican National of the five entities subject to the Agreement are or will be illiquid. As a result, the Company agreed to grant the Mexican National, from and after June 30, 2002 (or sooner under certain circumstances), the right to put all, but not less than all, shares in any one or more of these five joint venture investments to the Company for an amount equal to his investment in the corresponding joint venture company or companies, his cost of money to finance such investment or investments plus, for each year of his investment, 4% of the corresponding investment amount, grossed up with respect to any applicable Mexican income taxes. In return, the Agreement also contains a call option which provides the Company the right at any time to call the Mexican National's interest in these companies at the same price as if the put were exercised, subject to any legal requirement to have another Mexican national as the purchaser of the shares subject to the call option.

      The Mexican National does not have the unilateral right to approve actions at the shareholder or board level of these five companies. Under each such company's by-laws, all shareholder or board action must also be approved by the majority of the shares held by the Company or a majority of the board members designated by the Company, respectively.

      The Agreement, together with each joint venture company's by-laws, enable the Company to have management control over the day-to-day operations and financial administration of Infotelecom, Punto a Punto Iusacell, Iusacell PCS, Iusatel and Iusatelecomunicaciones (see Note 7). The Mexican National, among other things, cannot alone select, terminate or determine the compensation of management and cannot alone establish operating and capital decisions in the ordinary course of business.

      Consequently, the Company consolidates these subsidiaries in accordance with Mexican GAAP Bulletin B-8, which provides that, in the event that majority ownership of a company's voting shares does not exist, management control over the day-to-day operations and financial administration of that company may be achieved by other means. Since the Company has such other arrangements in place with the majority shareholder, the Mexican GAAP requirement for consolidation is satisfied.


    Group reorganization
    --------------------

      As a part of the reorganization of the Company during 1996, the respective stockholders of Hermes, GMD Comunicaciones, S.A. de C.V., and Portaserv, S.A. de C.V., voted to dissolve these companies. From such date, these three companies have not engaged in any business. On December 31, 1998 these subsidiaries were liquidated.

      Additionally, the reorganization plan, approved by the Company's Executive
        Committee, included a reduction in facilities, the replacement of certain top-level management and a general head count reduction.

      In connection with the reorganization plan and the change in managerial and administrative control of the Group (see Note 14), the Company established a reserve of Ps.187,226 on December 31, 1996 for the above expenses. This reserve, due to its characteristics of being nonrecurring and unusual, is classified as an extraordinary item in the consolidated statements of income.

      As a result of a misclassification and further analysis of the amounts previously reported for employee severance and consolidation of facilities, the components of the restructuring reserve have been reclassified as follows:

Originally
                                                                        Reported                 Reclassified
                                                                 ---------------------         -----------------
Employee severance /(1)/                                         Ps.           98,412          Ps.       118,647

Provision for consolidation of facilities /(2)/
                                                                               36,509                     16,274


Fixed assets obsolescence reserve /(3)/                                        45,295                     45,295

Change in estimate of allowance for doubtful accounts /(4)/
                                                                                7,010                      7,010

                                                                    -----------------             --------------
                                                                 Ps.          187,226          Ps.       187,226
                                                                    =================             ==============

(1) The reserve for employee severance, as originally reported, was understated. The reclassified amount is comprised of an estimate of severance payments to be made to (i) approximately 400 mid-level management and non-management employees pursuant to Mexican Labor Law and (ii) 3 senior management employees pursuant to the terms of their respective individual employment contracts. These severance payments do not: a) relate to prior employee service; b) have any related contingencies; or c) require that employees provide future services.

(2) As a result of the decision to dispose of its corporate headquarters building ("Montes Urales"), the Company recorded an impairment loss to adjust the book value of Montes Urales to its fair value less costs to sell based on an agreement to sell Montes Urales (see note 13.f). The provision for consolidation of facilities, as originally reported, was overstated. The reclassified amount considers the book value of Montes Urales and the agreed upon sales price.

(3) The fixed assets obsolescence reserve relates to certain spare parts for the analog communications equipment that were purchased at values over the minimum amount under the Company's capitalization policy for fixed assets and have average lives of approximately 12 years. As a result of a detailed review by the Company's engineers in November 1996, the equipment was determined to be obsolete. Consequently, the Company recorded an impairment provision to adjust such assets to their estimated salvage value.

(4) During 1996, the Company began to fully reserve accounts receivable over 90 days past due, based on a change in estimate of the probable loss inherent in the accounts receivable. Previously, the Company's policy involved reserving such balances over 120 days past due. This change in estimate in the allowance for doubtful accounts represents the Company's estimate of the probable loss inherent in all accounts receivable considering (i) general historical trends of customer performance and (ii) factors surrounding the credit risk of specific customers.

3. Basis of presentation
   ---------------------

    a) Basis of presentation
    ------------------------

      The Group's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Mexico ("Mexican GAAP"). The consolidated financial statements have been presented in thousands of constant Mexican pesos as of December 31, 1998 as required by Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information", as amended, issued by the Mexican Institute of Public Accountants ("Bulletin B-10").

      The 1997 financial statements have been restated, as mentioned in Note 4
        b) below.


    b) Consolidated financial
       statements
    -------------------------

      Those companies in which the Company holds 50% or more of the capital stock and/or exercises control over operating and financing activities are included in the consolidated financial statements. The Company also consolidates Iusatel, Iusatelecomunicaciones, Infotelecom, Punto a Punto Iusacell and Iusacell PCS, over which the Company owns less than 50% of the voting common stock, but exercises management control over their day-to-day operations and financial administration by appointment of the shareholders and other arrangements (see Note 2). All significant inter-company balances and transactions have been eliminated in consolidation.


    c) Use of estimates
    -------------------

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


4. Accounting Policies
   -------------------

    A summary of the Group's significant accounting policies is as follows:

    a) Monetary unit
    ----------------

      The financial statements are presented in Mexican pesos, the currency that, based on Mexican laws, must be used to prepare the accounting records of the Company and its Mexican subsidiaries.

    b) Effects of inflation on the
       financial statements
    ------------------------------

      The consolidated financial statements of the Group have been prepared in accordance with Bulletin B-10. The Third Amendment of Bulletin B-10, effective for fiscal years beginning January 1, 1990, requires the restatement of all comparative financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. Accordingly, the consolidated financial statements have been restated as follows:

        - The balance sheet amounts as of December 31,1997 presented in the consolidated financial statements have been restated to constant Mexican pesos as of December 31, 1998 based on the National Consumer Price Index ("NCPI") published by Banco de Mexico (the "Mexican Central Bank").

        - Consolidated income statements for the current and prior years have been restated to constant Mexican pesos as of December 31, 1998 using the NCPI from the periods in which the transactions (income and expenses) occurred.

        - Bulletin B-12, "Statement of Changes in Financial Information", issued by the Mexican Institute of Public Accountants ("Bulletin B-12"), addresses the presentation of the statement of changes in financial position when financial statements have been restated to constant Mexican pesos as of the latest balance sheet date. Bulletin B-12 identifies the origination and application of resources representing differences between beginning and ending balance sheet balances in constant Mexican pesos, excluding the effect of holding non-monetary assets. Bulletin B-12 also provides that monetary and foreign exchange gains and losses should not be eliminated from resources provided by operating nor financing activities.

      The items that originate from the recognition of effects of inflation on financial information are as follows:

      Restatement of non-monetary assets:

      Inventories are valued at the average price of the purchases made during the period, and are restated using the NCPI, without exceeding net realizable value.

      Based on the Fifth Amendment of Bulletin B-10, effective January 1, 1997, property and equipment, net, and depreciation for the year, are restated using the NCPI, without exceeding net realizable value.

      Restatement of 1997:

      In October 1997, the Group recorded an impairment loss to reduce the value of the investment in its analog communications equipment to fair value. The valuation of the analog equipment was determined based on an appraisal performed by independent appraisers registered with the Comision Nacional Bancaria y de Valores in order to comply with Bulletin B-10, which requires non-monetary assets to be as close as possible to, but not higher than, their fair market value. In 1997 such impairment loss was charged to the deficit from holding non-monetary assets restatement account in stockholders' equity.

      In December 1997, as further described in Note 13 d), the Company signed an agreement with Lucent Technologies ("Lucent") to purchase digital communications equipment, primarily to address (i) customer requirements for better voice quality, (ii) a need to increase network capacity to handle rapidly growing subscriber levels, and (iii) a need to remain competitive, particularly in view of the government's auction of digital wireless concessions to other carriers. In 1998, based on further analysis of the accounting effects of the contract with Lucent, the Company reconsidered the appropiate presentation of the impairment loss described in the preceding paragraph and decided to charge it directly against income, thus restating the 1997 financial statements herein.

      Property and equipment are depreciated using the straight-line method, based on the restated values. The average annual rates of depreciation used by the Company are as follows:

                                              1998   1997
                                              -----  -----

                Buildings and facilities       4%     3%
                Communications equipment       9%     9%
                Furniture and fixtures         9%     9%
                Transportation equipment      18%    17%
                Computer equipment            21%    21%
                Cellular rental telephones    25%    25%

      Investments in associated companies are accounted for using the equity method based on the investees' equity and are adjusted for the effects of inflation in accordance with Bulletin B-10.

      Restatement of stockholders' equity:

      The contributed and earned capital accounts include the effect of restatement determined by applying the NCPI factor from the date capital was contributed or earned. The restatement represents the amount required to maintain the contributions and accumulated results in constant Mexican pesos as of December 31, 1998.

      The excess or deficit from restatement of capital account is an element of stockholders' equity that includes surplus or deficit from holding non-monetary assets, which represents the excess or deficit in specific values of net non-monetary assets in comparison with the increase attributable to general inflation as measured by the NCPI.


      Integral financing (gain) cost:

      Integral financing (gain) cost is comprised of net interest expense, foreign exchange gains and losses, and gains and losses from net monetary position.

      Foreign exchange gains and losses on transactions denominated in currencies other than Mexican pesos result from fluctuations in exchange rates between the date transactions are recorded and the date of settlement or period end.

      Gains and losses from net monetary position represent the effects of inflation, as measured by the NCPI, on the Group's monetary assets and liabilities at the beginning of each month. If monetary liabilities exceed monetary assets, there is a gain from monetary position. If monetary liabilities are less than monetary assets, there is a resulting loss from monetary position.

    c) Cash and cash equivalents
    ----------------------------

      Cash and short-term investments consist primarily of short-term, fixed rate investments and bank deposits. The Group invests its excess cash in deposits with major banks. The investments are carried at cost plus accrued interest, which approximates market value. These investments are highly liquid cash equivalents, having a maturity of ninety days or less when acquired.

    d)  Allowance for doubtful
        accounts
    ----------------------------

      The Group cancels service to customers with invoices that are 60 days past due. The allowance for doubtful accounts represents the Company's estimate of the probable loss inherent in all accounts receivable considering (i) general historical trends of customer performance and
        (ii) factors surrounding the credit risk of specific customers. During 1998, 1997 and 1996, the Group wrote off accounts receivable for Ps.52,979, Ps.77,210 and Ps.117,534, respectively. The charge to income for the year, to increase the allowance for doubtful accounts, amounted to Ps.27,522, Ps.43,203 and Ps.91,439, in 1998, 1997 and 1996,
        respectively.

    e)  Investment in associated
        companies
    ----------------------------

      The Group carries long-term investments in associated companies in which
        the Group owns between 20% and   50% of the entity's voting common stock
        and over which the Group can exercise significant influence. Such investments are accounted for using the equity method. As described in
        Note 2, the Company has consolidated Iusatel, Iusatelecomunicaciones, Infotelecom, Punto a Punto Iusacell and Iusacell PCS, in which the Company owns less than 50% of the voting common stock, but exercises management control over the day-to-day operations and financial administration. Under the equity method such investments are carried at cost adjusted for the Company's share of the net income or losses of these companies and the effects of restatement of non-monetary assets in
        the associated companies.   The effects of transactions with such
        associated companies are eliminated before applying the equity method.

    f) Cellular Telephones
    ----------------------

      The cost of cellular telephones given to customers under exclusive service contracts is amortized based on the nature and terms of the service contracts to match costs with the timing of revenues earned. The costs of such telephones are included in other assets, net of accumulated amortization, not to exceed market value.

      At the end of the contract term, the cellular telephone is given to the customer. In the event of an early termination of an exclusive service contract, the customer either (a) is required to return the phone to the Group or (b) acquires the telephone at its book value on the date of termination.

      The cost of cellular telephones sold to customers is recorded as cost of sales based on the average cost of such telephones. Telephones leased to customers are included in fixed assets and are depreciated over the initial lease period, generally two years.

    g)  Concessions
    ---------------

      Costs related to the acquisition of concessions granted by the Mexican government to provide cellular telephone services have been capitalized and are included in other assets. Such costs are amortized on a straight-line basis over the initial terms of the respective concession. The Mexican government requires the Group to comply with the specific terms of each concession. The Group has substantially complied with such requirements through December 31, 1998, except for certain informational requirements of the Mexican authorities. The Group believes that such noncompliance does not expose the Group to any type of regulatory risk such as concession forfeiture.

    h)  Advertising
    ---------------

      Advertising costs are expensed as incurred. The cost of prepaid media advertising (including television air time, magazine, directory and other print media) is deferred and recorded in other assets until the advertising airtime or space is used, at which time such cost is recognized as an operating expense. Advertising expense amounted to Ps.180,858, Ps.127,409 and Ps.147,393 for 1998, 1997 and 1996,
        respectively.

    i)  Excess of cost of investment
        in subsidiaries over book value
    -----------------------------------

      The excess of cost over the book value of net assets of acquired subsidiaries is amortized on a straight-line basis over twenty years. Amortization expense was Ps.108,433, Ps.110,725 and Ps.119,785 in 1998, 1997 and 1996, respectively.

      The carrying amount of such excess cost applicable to each acquired subsidiary is reviewed if the facts and circumstances suggest that it might be impaired.

    j)  Income taxes and employee
        profit sharing
    -----------------------------

      Income taxes are computed in accordance with the partial liability method, as required by Bulletin D-4, "Accounting Treatment for Income Tax and Employee Profit Sharing", issued by the Mexican Institute of Public Accountants ("Bulletin D-4"), under which deferred income tax provisions are recorded for identifiable, non-recurring temporary differences (i.e., those expected to reverse over a definite period of time) at rates in effect at the time such differences arise, and reversed at the rates in effect at the time such differences reverse.

      In accordance with Bulletin D-4, the Group did not record a provision for deferred taxes as of December 31, 1998 and 1997.

      Employee profit sharing is a statutory labor obligation payable to employees which is determined on the basis of each subsidiary's pretax income as adjusted in accordance with the provisions of Mexican labor law and Mexican tax law.

    k) Seniority premiums
    ---------------------

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

      Personnel not yet eligible for seniority premiums are also included in the determination of the obligation with necessary adjustments made in accordance with the probability that these employees will reach the required seniority. At December 31, 1998, the average seniority of the eligible employees is less than 4 years. The Group's liability and related costs for seniority premiums are immaterial for all periods presented.

      In accordance with Mexican labor law, the Group is liable for severance payments to employees who are dismissed under certain circumstances. Such compensation is expensed when paid.

      The Group has no employee pension plans and does not provide for post retirement benefits.

    l) Earnings (loss) per share
    ----------------------------

      Effective January 1, 1997, Bulletin B-14 "Earnings per Share" issued by the Mexican Institute of Public Accountants ("Bulletin B-14"), requires disclosure in the income statement of the net earnings (loss) per share, and the per share effect of any extraordinary item affecting the net profit or loss for the year. Such per share amounts must be calculated based on the weighted average number of shares of common and/or preferred stock outstanding.

    m) Revenue recognition
    ----------------------

      Cellular air time is recorded as revenue as service is provided except for revenue from the sale of prepay cards which is recognized at the date of sale. The Company recognizes the revenue on the sale of prepay cards at the date of sale rather than on a deferred basis because the length of the average consumption period for such prepay cards is not significant, i.e., approximately 1.2 months or less, and it is not material to results of operations for all periods presented. Sales of equipment and related services are recorded when goods and services are delivered. Cellular access charges are billed in advance and recognized when the services are provided. Other revenues, mainly from paging and long distance services, are recognized on provision of these services.

    n) Foreign currency transactions
    --------------------------------

      Foreign currency transactions are recorded at the exchange rates in effect at the transaction date. Assets and liabilities denominated in foreign currencies are translated to Mexican pesos using the exchange rates in effect at the time of settlement or valuation at each balance sheet date, with the resulting exchange differences being recognized as exchange gains or losses.

5. Related parties
   ---------------

    Affiliates of the Peralta Group and Bell Atlantic hold substantial ownership interests in the Company. In addition, the Peralta Group holds ownership interests in various other entities, primarily Industrias Unidas, S.A. de C.V. ("IUSA") and related entities, which are customers of or suppliers to the Group.

    A summary of related party accounts and notes receivable, including interest, as of December 31, is as follows:

                                                   1998       1997
                                                 ---------  ---------

         Punto a Punto Iusacell, S.A. de C.V.    Ps.     -  Ps.43,214
         IUSA and related entities                  11,380      9,008
                                                            ---------
              Total                              Ps.11,380  Ps.52,222
                                                            =========

    Accounts receivable result from the financing of related parties' operations, the sale of cellular telephone services and operating lease contracts.

    Accounts and notes payable to related parties, including interest, as of December 31, are as follows:

                                         1998        1997
                                      ----------  ----------

         IUSA and related entities    Ps.      -  Ps.  4,243
         Bell Atlantic                   124,717      90,994
                                                  ----------
              Total                   Ps.124,717   Ps.95,237
                                                  ==========

    Accounts payable result from the leasing of certain facilities and services received.

    During 1997, the Company had notes payable and interest of $57,900 U.S.
      Dollars (Ps.459,008) due to Bell Atlantic, of which $25,000 U.S. Dollars (Ps.198,190) were repaid and $32,900 U.S. Dollars (Ps.260,818) were converted to equity (see Note 14).

    The $25,000 U.S. Dollars of borrowings were repaid prior to the stated maturity date as part of the debt restructuring program described in Note
      10. There was no gain (loss) recognized by the Company related to the early repayment.

    Following is an analysis of the related party transactions described above for the years ended December 31:

                               1998        1997      1996
                             ---------  ---------  ---------

          Service revenue    Ps.14,639  Ps.10,482  Ps.12,802
          Lease income          11,105      2,395      2,723
                                ------      -----  ---------
          Total income       Ps.25,744  Ps.12,877  Ps.15,525
                                ======      =====  =========

                                           1998       1997        1996
                                         ---------  ---------  ----------
          Commission expenses             Ps.  -     Ps.106    Ps.  4,238
          Technical expenses              44,027     36,077        81,636
          Lease expenses                   2,530      4,253         8,194
          Interest expense                11,235     26,420        40,620
          Operating expenses                   -          -         8,693
                                       ---------  ---------    ----------
           Total expenses              Ps.57,792  Ps.66,856    Ps.143,381
                                       =========  =========    ==========

6. Inventories
   -----------

As of December 31, inventories consisted of the following:

                                                        1998            1997
                                                     ----------      ----------
          Cellular telephones and accessories        Ps.147,057      Ps.300,828
          Less: Allowance for obsolete and
           slow-moving inventories                  (    11,242)    (    34,810)
                                                     ----------      ----------
              Net                                       135,815         266,018
          Advances to suppliers                          49,203          53,125
                                                     ----------      ----------
              Total inventories                      Ps.185,018      Ps.319,143
                                                     ==========      ==========

7. Investment in associated
   companies
   ------------------------

    On September 30, 1997, the Group sold the direct and indirect interests of its Ecuadorian cellular and paging companies, Consorcio Ecuatoriano de Telecomunicaciones, S. A. (CONECEL) and Corptilor, S.A. In 1997, the Group received $29,400 U.S. Dollars in cash consideration for its direct interests in CONECEL, resulting in a gain of Ps.186,039. At December 31, 1997, the gain on sale of the Company's indirect interest in CONECEL by its Colombian subsidiary was deferred as a result of an uncertainty as to the timing and, given some of the capital markets legislation emerging from Colombia at that time, even the possibility of repatriation of the proceeds from Colombia, As a result, the Company believed that sale recognition was not appropriate.

    The Group received $2,000 U.S. Dollars, net of taxes, in respect to its indirect interests during 1998, resulting in a gain of Ps.16,194.

    As of December 31, the Group's investment in associated companies is as follows:

                                              1998                    1997
                                     ----------------------  ----------------------

             Entity                  Ownership   Investment  Ownership   Investment
       ------------------------      ---------   ----------  ---------   ----------
         de C.V.                       40.00%    Ps.  6,698     40.00%   Ps.  4,533
       Punto a Punto Iusacell,
         S. A. de C. V.                    -              -     94.90%           57
       Other                                          8,816                  16,500
                                                      -----               ---------
                                                 Ps. 15,514              Ps. 21,090
                                                 ==========              ==========

    As of December 31, 1998 the investment of the Company in Punto a Punto
      Iusacell was consolidated (see Note 2).

    Summarized financial information for these associated companies accounted for by the equity method as of December 31, 1998 and 1997 and for the years ended December 31, 1998 and 1997, is as follows:

                                               1998        1997         1996
                                             ---------  -----------  ----------

       Total assets                          Ps.12,296  Ps.  53,601  Ps.616,256
       Total liabilities                         2,526       47,797     326,788
       Revenues                                 34,469       32,193     335,316
       Gross profit                             17,465       15,321      17,427
       Net income                                6,498        2,488       7,304
       Group's share of net earnings             2,599          995       1,700
       Gain on sale of equity investments       22,260      186,039           -

8. Property and equipment, net
   ---------------------------

    a) At December 31, property and equipment, net consisted of:

                                             1998            1997
                                        --------------  --------------
          Buildings and facilities       Ps.1,245,103    Ps.1,245,970
          Communications equipment          3,237,682       2,888,070
          Furniture and fixtures              130,311         109,157
          Transportation equipment             47,805          45,954
          Computer equipment                  284,838         266,186
          Cellular rental telephones            2,197          31,570
                                          -----------     -----------
                                            4,947,936       4,586,907
          Accumulated depreciation      (   3,084,743)  (   1,860,292)
                                          -----------     -----------
                                            1,863,193       2,726,615
          Land                                 45,204          43,359
          Construction in progress          3,304,568         527,870
          Advances to suppliers                95,018         277,844
                                          -----------     -----------
                                         Ps.5,307,983    Ps.3,575,688
                                          ===========     ===========

    b) Depreciation expense was Ps.338,413, Ps.392,562 and Ps.392,268 for 1998, 1997 and 1996, respectively. In addition, as described in Note 18, the charge for the write-down of the 450 MHz project fixed assets was Ps.286,092 and is included in the caption entitled 450 MHz project non-cash write-down in the accompanying income statement.

9. Other assets
   ------------

    a)     At December 31, other assets consisted of the following:

                                             1998            1997
                                         ------------    ------------
          Buildings and facilities       Ps.1,245,103    Ps.1,245,970
Concessions                              Ps.  739,834    Ps.  230,753
Cellular telephones to be amortized           304,717         100,081
Prepaid expenses                              152,441         115,090
Advance payments                              245,982         353,458
Project 450 pre-operating expenses and
 capitalized interest (Note 18)                     -         603,864
Pre-operating expenses, other                  43,725          27,561
Other                                          71,974          70,256
                                         ------------    ------------
                                         Ps.1,558,673    Ps.1,501,063
                                         ============    ============

    b) Concessions and cellular telephone amortization expense was Ps.348,069, Ps.186,935 and Ps.267,587 in 1998, 1997 and 1996, respectively. In addition, in 1998 the charge for the write-down of the 450 MHz project pre-operating expenses and capitalized interest, as described in Note 18, was Ps.695,392 and is included in the caption entitled 450 MHz project non-cash asset write-down in the accompanying income statement.


10.  Notes payable and long-term debt
     --------------------------------

    During the year ended December 31, 1997, the Company completed a $150,000
      U.S. Dollars offering of long-term, unsecured senior notes and borrowed $125,000 U.S. Dollars under a long-term bank loan. Proceeds were used to repay certain short-term notes, and short-term and long-term loans, including the loan from Bell Atlantic. As a part of this arrangement, the Company obtained a revolving credit line of $100,000 U.S. Dollars. During 1998, the Company borrowed the total amount available under this revolving credit line.

    As of December 31, 1998 and 1997, the long-term debt of the Group consisted of the following:

                                                 Mexican Pesos
                                           --------------------------
                              U.S.Dollars      1998          1997
                             ------------  ------------  ------------
Long-term bank loan          U.S.$125,000  Ps.1,237,038  Ps.1,196,255
Unsecured senior notes            150,000     1,484,445     1,435,508
Revolving credit facility         100,000       989,630             -
                             ------------  ------------  ------------
                             U.S.$375,000  Ps.3,711,113  Ps.2,631,763
                             ============  ============  ============

    Long-term bank loan and revolving credit facility
    -------------------------------------------------

    The long-term bank loan and revolving credit facility bear interest at a variable rate equal to the lower of (i) LIBOR plus 1.75% or (ii) the higher of the loan agent's prime rate, the reserve adjusted secondary market rate for certificates of deposit plus 1% or the Federal Funds effective rate plus 0.5%. Interest is payable quarterly.

    Unsecured senior notes
    ----------------------

    On July 25, 1997 the Company completed an offering of long- term, unsecured senior notes due July 15, 2004 for $150,000 U.S. Dollars, bearing interest at a fixed rate of 10%, payable semi-annually starting January 15, 1998 (the "notes"). The notes are redeemable at the option of the Company, in whole or in part, at any time on or after July 15, 2001 starting at a redemption price of 105.0% of principal amount plus accrued interest, if any, declining to 102.5% after July 15, 2002, and finally to 100.0% after July 15, 2003.

    In addition, at any time prior to July 15, 2000 the Company may redeem in the aggregate up to 35% of the original aggregate principal amount of the notes with proceeds of a public equity offering by the Company at a redemption price of 110.0% of principal amount plus accrued interest, if any. The notes may also be redeemed at a price equal to 100.0% of principal amount plus accrued interest, if any, in the case of legal changes affecting the treatment of the withholding taxes on payments to holders of the notes.

    Amortization and collateral
    ---------------------------

    The long term bank loan and revolving credit facility have payment requirements of $33,750 U.S. Dollars in 2000, $92,250 U.S. Dollars in 2001 and $99,000 U.S. Dollars in 2002. The U.S. $150,000 of unsecured senior notes are due in 2004.

    The long-term bank loan, revolving credit facility and unsecured senior notes contain certain restrictive covenants, including the maintenance of certain financial ratios, restrictions on incurring additional debt, limitations on capital expenditures and restrictions on the sale or lease of the Group's assets. As of December 31, 1998, the Group had complied with such covenants except for the limitation on 1998 capital expenditures for which the Company has received a waiver from the banks which extended for a period of more than twelve months beyond the balance sheet date.

    As of December 31, 1998 and 1997, assets collateralizing all long-term debt include substantially all assets used in Grupo Iusacell's cellular business (including the cellular concessions), as well as other property and equipment.

    Bell Atlantic Subordinated Convertible Debt Facility
    ----------------------------------------------------

    In July 1997, Bell Atlantic committed to provide the Company with subordinated convertible financing in an aggregate amount up to $150,000 U.S. Dollars. Borrowings under the facility bear interest at an annual rate of LIBOR plus 5.0%. The availability of funds under this facility expires on June 30, 1999. At the option of Bell Atlantic, borrowings under the facility are convertible into Series A shares of the Company at a conversion price of $0.70 U.S. Dollars per share. During the year ended December 31, 1998, the Company borrowed $101,500 U.S. Dollars (Ps.1,055,586) under the facility, which were converted into Series A common shares (see Note 14). As of December 31, 1998, no borrowings were outstanding under this facility and $48,500 U.S. Dollars were available for further borrowing.

    Notes payable
    -------------

    As of December 31, 1998 and 1997, notes payable consisted of the following:

                                                                        Mexican Pesos
                                                                 -------------------------
                                                    U.S.Dollars     1998          1997
                                                   ------------  ------------  -----------
        Short-term  loan bearing interest at a
        variable  rate  of  LIBOR plus  2.5%
        maturing on April 30, 1999                  U.S.$52,000   Ps.514,608    Ps.      -

        Short-term  loan  bearing interest at a
        variable  rate of  LIBOR  plus 2.5%
        maturing on April 30, 1999                       23,000      227,615             -

         Other                                                -          119         3,159
                                                   ------------  ------------  -----------
         Total                                      U.S.$75,000   Ps.742,342    Ps.  3,159
                                                   ============  ============  ===========

    The Company is currently negotiating a long-term refinancing of the $75,000
      U.S. Dollars in short-term loans.

    The Group leases certain communications equipment and transportation equipment under agreements which are classified as capital leases. Most of these leases have purchase options at the end of the original lease term. Leased capital assets included in property and equipment at December 31, 1998 and 1997 are as follows:

                                                         1998         1997
                                                    ------------  ------------
          Leased equipment                          Ps.        -   Ps.  23,220
          Accumulated depreciation                             - (       6,636)
                                                    ------------  ------------
                                                    Ps.        -   Ps.  16,584
                                                    ============  ============

11. Trade accounts payable
    ----------------------

       As of December 31, trade accounts payable consisted of the following:

                                                         1998         1997
                                                    ------------  ------------
  Current accounts                                  Ps.756,539    Ps.  826,356
  Short-term notes payable                             116,635           8,675
                                                    ----------    ------------
   Total                                            Ps.873,174    Ps.  835,031
                                                    ==========    ============
  Long-term notes payable                           Ps.  2,110    Ps.    4,792
                                                    ==========    ============

    On August 14, 1997, the Company and Telmex entered into a settlement agreement with respect to the fees charged by Telmex to Iusacell through May 31, 1997 for interconnection services, switched long distance services and certain other services billed by Telmex as of the date of the settlement agreement. The Company paid Telmex Ps.201,637, of which Ps.26,331 constituted value-added tax and Ps.33,922 was accounted for as interest expense.

    In September 1997, the Company and Telmex amended such interconnection agreement, requiring the Company to pay Telmex an interim interconnection rate of 31 centavos per minute retroactive to June 1, 1997 and that Telmex extend to the Company a 38% discount available to other large business consumers for use of its long distance network.

    In December 1998, COFETEL reached an agreement on various outstanding interconnection issues, including a reduction in the rate charged for calls terminated by Telmex from 31 centavos per minute to approximately 26 centavos per minute, effective October 1, 1998 (such rate being subject to inflation adjustments).

12. Income Tax, Net Assets Tax and
    Employee Profit Sharing
    ----------------------------

     The Company has filed annual consolidated income tax returns since the tax year beginning January 1, 1994.

     The income tax rate in Mexico is 34%. The provision for income tax differs from the statutory income tax rate due to temporary and permanent differences in the determination of income for tax reporting and financial reporting purposes. The most significant temporary differences are the tax deduction for inventory purchases and certain liability accruals which are deductible only when paid for tax purposes. The most significant permanent differences are the differences between book and tax depreciation, goodwill amortization and non-deductible expenses. In accordance with Mexican accounting principles, no deferred taxes have been provided for temporary differences since such differences are of a recurring nature and their realization does not occur over a defined time period.

     The 1.8% net assets tax is calculated on the average value of substantially all assets less certain liabilities. This tax is required to be paid if this computation exceeds the amount of income tax. The 1.8% net assets tax paid may be utilized as a credit against future income tax in the years in which the Group generates an income tax in excess of the assets tax. The assets tax is available as a carry forward for up to ten years and is subject to restatement based on the NCPI when used. As of December 31, 1998, the net assets tax available as carry forward was Ps.220,396.

     At December 31, 1998, the Group had the following net operating losses for income tax purposes that may be carried forward and applied against future taxable earnings:

                  Year of        Amount         Expiration
                   loss          of loss           year
                  -------       ---------       ----------

                   1991         Ps.11,175          2001
                   1993           198,938          2003
                   1994         1,139,766          2004
                   1995           588,929          2005
                   1996            16,342          2006
                   1997           472,084          2007
                   1998           198,824          2008

    These losses are indexed for inflation from the year incurred to the sixth month of the year utilized. Accordingly, these amounts include inflation up to June 1998. Losses include Ps.203,335 and Ps.306,036 of capital stock issuance costs expensed for tax purposes in 1994 and 1993, respectively. Such amounts were charged against stockholders' equity in the financial statements.

    Employee profit sharing, generally 10%, is computed on taxable income, with adjustments to exclude inflationary effects and the restatement of depreciation expense. In the year ended December 31, 1998, there was a provision for profit sharing for Ps 497. In the year ended December 31, 1997 there was no provision for profit sharing.

    The effective rate reconciliation as of December 31, is as follows:

                                                          1998             1997             1996
                                                     ---------------  ---------------  ---------------
Income tax benefit at statutory rate                  (Ps. 414,878)    ( Ps. 385,179)   (Ps. 81,571)
         Add (deduct):
          Inventory purchases less cost of  sales          224,832     (      90,477)   (    43,552)
          Depreciation and amortization                      7,898     (     131,901)   (   129,810)
          Provision for equipment impairment                     -           374,237              -
          Project 450 non-cash write-down                  333,705                 -              -
          Differences between interest and
           inflationary gains or losses              (     112,313)          125,327        196,647
          Net assets tax                                    64,216            53,772         45,388
          Income tax loss  carryforwards                    67,600           160,509          5,556
          Provision for doubtful accounts            (     103,281)           10,199    (     3,599)
          Telephones to be amortized                       118,343            63,558         90,979
          Goodwill amortized                                36,867            37,647         40,727
          Other                                      (     158,773     (     163,920)   (    75,377)
                                                     ---------------  ---------------  ---------------
       Effective income tax expense at
         effective rate                                Ps.  64,216        Ps. 53,772     Ps. 45,388
                                                     ===============  ===============  ===============

13. Commitments and contingencies
    -----------------------------

     As of December 31, 1998, the Group had the following commitments and contingent liabilities:

       a) The Group has entered into operating lease agreements for administrative offices, sales branches and service facilities. Such lease agreements expire at various dates through 2007. Some agreements contain options for renewal. Rental expense was Ps.98,475, Ps.73,735 and Ps.64,535 for the years ended December 31, 1998, 1997 and 1996, respectively.

          Future annual minimum rental payments under existing leases with terms in excess of one year as of December 31, 1998 are as follows:

                1999               Ps.  96,163
                2000                    84,866
                2001                    73,708
                2002                    60,293
                Thereafter              39,017
                                   -----------
                                    Ps.354,047
                                   ===========

      b) The Group may have contingent liabilities for taxes and penalties that the tax authorities may assess based on audit of prior years' tax returns. During 1997, the Mexican tax authorities completed an audit of three companies of the Group (Grupo Iusacell, S.A. de C.V., Iusacell, S. A. de C.V. and SOS Telecomunicaciones, S.A. de C.V.), resulting in claims of Ps.7,277, including penalties and surcharges. These differences were paid in 1997 and are classified as a part of the provision for taxes in the income statement for that year. Further in 1999, as a result of those investigations, the Company was assessed a Ps.19,932 penalty by the tax authorities under the claim that it had incorrectly deducted for income tax purposes certain interest expense. The Company plans to challenge this penalty as it believes it has strong legal grounds to overcome the assessment.

      c) Mitsubishi Electronics America Inc. ("MELA") filed a complaint in the United States on July 18, 1996 against Grupo Iusacell, Bell Atlantic Corporation and Bell Atlantic Latin America Holdings Inc., an affiliate of Bell Atlantic. Essentially, MELA alleges that it had a contract with Grupo Iusacell for the sale of telephone terminals and that Grupo Iusacell has breached the contract by not purchasing the terminals. MELA alleges the contract was for the sale of 60,000 units at a unit cost of $0.510 U.S. Dollars. The lawsuit is currently in the discovery stage. Management believes the lawsuit has no basis as no contract was ever signed and that, at trial, no material damages will result in favor of MELA. Based on external counsel's opinion it is too early to evaluate the extent of the Company's exposure to loss by judgement at trial.

      d) In December 1997, the Company signed an agreement with Lucent Technologies with a commitment to purchase CDMA digital wireless equipment for $188,000 U.S. Dollars to install its digital cellular network. In connection with this contract, Lucent will issue trade-in credits to the Company for approximately $93,000 U.S. Dollars, representing the net replacement cost of the network equipment being displaced. The trade-in credits are deducted from each purchase invoice proportionally to the total equipment purchased. As of December 31, 1998 the Company had purchased equipment priced at approximately $120,000 U.S. Dollars under this agreement.

      e) In February 1998, the Company's former advertising agency sued the Company for Ps.23,000, alleging improper termination of its contract. The Company won the lawsuit during 1998 without any damages in favor of such former advertising agency and also won a first appeal. The Company's former advertising agency has recently filed a second and final appeal. Management believes the lawsuit has no basis and does not anticipate that any significant damages in favor of such former advertising agency will result at the end of the lawsuit. In June 1999, Mexican Supreme Court found the Company in breach of its contract with the Company's former advertising agency and found further that the advertising agency suffered Ps.23,000 in damages. Subsequently, another tribunal confirmed the breach of contract finding, but ruled that the damages suffered by the agency were only Ps.16,000. The Company intends to file an injunctive action (amparo) against this sentence on the basis that the tribunal exceeded the scope of its review and also assessed damages incorrectly.

      f) As a result of delays in the construction of the new corporate headquarters, the sale of Montes Urales did not take place during the year ended December 31, 1997. In April 1998, the Company learned that the property was subject to two liens from the former owner that, until removed, prohibited the Company from transferring the title of Montes Urales to the prospective buyer. Such liens were not identified when the Company acquired the stock of the Corporation which owned Montes Urales in 1994, nor was the Company notified of such liens subsequent to the acquisition. The Company is currently analyzing the matter and the actions it needs to pursue to remove such liens. There can be no assurance, however, that the Company will be able to remove the liens from such property and realize any value from such assets.

      g) The Company has certain commitments derived from its joint venture agreement with Infomin, S.A. de C.V. (see Note 2).


14. Contributed capital
    -------------------

    As stated in Note 1, in December 1996, the Company's principal stockholders signed an agreement to transfer management control of Grupo Iusacell to Bell Atlantic. Following execution of the agreement, at an extraordinary shareholders' meeting, the Company's shareholders approved the following modifications of the Company's estatutos sociales (by-laws):

      1)  Series A shares may be acquired by Mexicans and/or foreigners.

      2) The conversion of 200,000,000 Series B shares and 166,769,760 Series D shares held by Bell Atlantic into 366,769,760 Series A shares.

      3) The conversion of 100,000,000 Series A shares held by the Peralta Group into 100,000,000 Series D shares.

    These modifications were subject to the receipt of authorizations from the National Foreign Investment Commission and the Federal Competition Commission. On February 10 and 12, 1997, Grupo Iusacell's new share ownership and management control structure received the required Mexican government authorizations.

    Based on the above mentioned authorizations and the adoption of such resolutions, the total authorized fixed portion of capital stock was increased by Ps.853,992 through the authorization of up to 74,163,591 Series A shares and up to 54,407,837 Series D shares.

    At the same shareholders' meeting, an Executive Employee Stock Purchase Plan for the Company's executive employees (the "Stock Purchase Plan") was approved (see Note 15). As part of this plan, the total authorized fixed portion of capital stock was increased by Ps.118,610 through the issuance of up to 15,625,000 Series L shares (to be made available under the Stock Purchase Plan and to provide for the exercise of preemptive stockholder rights).

    On February 28, 1997 the Company's Board of Directors ratified a capital increase of Ps.728,082. The shares were offered for subscription and payment in the following way:

      a) Bell Atlantic subscribed for 47,017,491 Series A shares through the conversion of certain debt (Note 5).

      b) FIUSA Pasteje, S.A. de C.V. subscribed for 4,390,619 Series A shares and 48,754,000 Series D shares through the capitalization of certain liabilities.

      c) Preemptive stockholder rights were exercised for the amount of 265 Series D shares and 92,564 Series L shares.

    Additionally, 7,812,500 of the 15,625,000 previously authorized Series L shares were kept in the Company's treasury available for the Stock Purchase Plan; the balance of 7,719,916 Series L shares were cancelled. During 1997, 7,549,834 of these shares were subscribed by employees, as follows:

      On April, 17, 1997, the Technical Committee of the trust administrating the Stock Purchase Plan ("Technical Committee") approved the subscription of 4,719,560 Series L shares for the Stock Purchase Plan. The subscription price for those shares was Ps.51,464.

      On June 6, 1997, the Technical Committee approved the subscription of 1,272,200 Series L shares for the Stock Purchase Plan. The subscription price for those shares was Ps.22,207.

      On September 30, 1997 the Technical Committee approved the subscription of 1,558,074 Series L shares for the Stock Purchase Plan. The subscription price for those shares was Ps.26,741.

      On April 17, 1998, 262,666 Series L shares which had not been subscribed for under the Stock Purchase Plan were automatically cancelled.

    At a shareholders' meeting in June 1998, the total authorized fixed portion of capital stock was increased by Ps. 30,476 through the issuance of up to 2,000,000 Series L shares under the Stock Purchase Plan.

    From June 30 to July 14, 1998, preemptive stockholder rights related to the new authorization of Series L shares for the Stock Purchase Plan were exercised for 40 Series L shares in the amount of Ps.0.57. The balance of 812,460 Series L shares were cancelled.

    During June 1998, 1,187,500 of the 2,000,000 previously authorized Series L shares were added to the Company's treasury available for the Stock Purchase Plan. During 1998, 1,117,476 of these new shares made available under the Stock Purchase Plan were subscribed by employees, as follows:

      On September 2, 1998, the Technical Committee approved the subscription of 582,456 Series L shares for the Stock Purchase Plan. The subscription price for those shares was Ps.4,299.

      On October 2, 1998, the Technical Committee approved the subscription of 535,040 Series L shares for the Stock Purchase Plan. The subscription price for those shares was Ps.2,878.

    As of December 31, 1998,  70,004 Series L shares remained available in the
      Company's treasury for issuance under the Stock Purchase Plan.

    On November 17, 1998 the Company's Board of Directors ratified a capital stock increase of Ps.761,997 by the issuance of 102,142,857 Series A shares which were subscribed through the conversion of debentures issued by the Company under the Bell Atlantic Subordinated Convertible Debt Facility (see Note 10). The convertible debentures were issued and converted as follows:

      On August 19, 1998, the Company issued debentures in a principal amount of Ps.267,186 ($25,200 U.S. Dollars), which were converted into 36,000,000 Series A shares on the same date.

      On September 29, 1998, the Company issued debentures in a principal amount of Ps.494,811 ($46,300 U.S. Dollars), which were converted into 66,142,857 Series A shares on the same date.

    On December 21, 1998 the Board of Directors of the Company ratified a capital increase of Ps.293,589 by the issuance of 42,857,142 Series A shares. The increase was subscribed through the conversion of debentures issued by the Company under the Bell Atlantic Subordinated Convertible Debt Facility, in an aggregate principal amount of $30,000 U.S. Dollars. The 42,857,142 Series A shares were initially subscribed by Bell Atlantic, of which 50%, or 21,428,571, of such shares, were then sold to the Peralta Group. There was no gain or loss recognized from the sale.

    The changes in the number of shares of common stock for the period January
      1, 1996 through December 31, 1998 ara analyzed as follows:

                                                                   Number of shares
                                                                   ----------------

               January 1, 1996 balance                                  981,624,430
                No changes                                                        -
                                                                      -------------

               December 31, 1996 balance                                981,624,430
                February  28, 1997 - issuance of common
                 stock through the capitalization of debt               100,162,110
                February 28, 1997 - issuance of common stock
                 upon exercise of preemptive stockholder rights              92,829
                April 17, 1997 -  issuance of common
                 stock for the Stock  Purchase Plan                       4,719,560
               June 6,  1997  -  issuance of common
                 stock for the Stock Purchase Plan                        1,272,200
               September 30, 1997 - issuance of
                 common  stock  for  the  Stock
                 Purchase Plan                                            1,558,074
                                                                      -------------

               December 31, 1997 balance                              1,089,429,203
                July 14, 1998 - issuance of common
                 stock upon exercise of preemptive
                 stockholder rights                                              40
                September 2, 1998 - issuance of common
                 stock for the Stock Purchase Plan                          582,456
                October 2, 1998 - issuance of common
                 stock for the Stock Purchase Plan                          535,040
                November 17, 1998 - issuance of common
                 stock through the capitalization of debt               102,142,857
                December 21, 1998 - issuance of common
                 stock through the capitalization of debt                42,857,142
                                                                      -------------
               December 31, 1998 balance                              1,235,546,738
                                                                      =============

    At December 31, 1998 and 1997, the issued and outstanding shares of common stock of the Company, without par value, are as follows:

                              1998           1997
                          -------------  -------------

              Series A      891,753,409    746,753,410
              Series B        5,562,450      5,562,450
              Series D      186,904,725    186,904,725
              Series L      151,326,154    150,208,618
                          -------------  -------------
                Total     1,235,546,738  1,089,429,203
                          =============  =============

    Series A, B and D represent shares entitling the holder of each share to one vote at the Company's stockholders' meetings. The holders of Series L shares may vote only in limited circumstances as described in the Company's bylaws. Stockholder actions on certain matters require approval by both Series A and Series B stockholders.

    Series A shares must always represent no less than 51% of the capital stock with full voting rights and may be acquired by Mexicans or foreigners. Series B, D and L shares may also be acquired by foreigners or Mexicans.

    Series B shares cannot exceed 29.1% of the total capital stock and Series D shares cannot exceed 19.9% of the total capital stock. Series L shares cannot exceed 19% of the total capital stock.

    On August 26, 1998 the Company announced a recapitalization and restructuring plan. Under this plan a new holding company, Nuevo Grupo Iusacell, S.A. de C.V. ("Nuevo Iusacell") has been created. Nuevo Iusacell will offer to exchange, on a one for one basis, Nuevo Iusacell Series V shares for outstanding Series B, D and L shares and for some Series A shares, and will offer to exchange, on a one for one basis, Nuevo Iusacell Series A shares for all other Series A shares. All Nuevo Iusacell shares will have full voting rights.


15. Executive Employee Stock
    Purchase Plan
    ------------------------

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

    The number of Series L shares that may be subject to purchase rights granted under the Stock Purchase Plan cannot exceed 4.9% of the aggregate number of issued and outstanding Company shares.

    During 1997, the Technical Committee granted purchase rights with respect to a total of 7,549,834 Series L shares. All such purchase rights vest either in three equal annual installments commencing on April 17, 1998, June 6, 1998 or September 30, 1998 or in their entirety on April 17, 1999 or June 6, 1999 (see Note 14).

    During 1998, the Technical Committee granted purchase rights with respect to a total of 2,199,600 Series L shares through the issuance of 1,117,516 Series L shares and the reassignment of 1,082,084 Series L shares. All such purchase rights vest either in three equal annual installments commencing on September 1, 1999 or commencing on October 1, 1999 (see Note
      14).

16. Earned Capital
    --------------

    Under Mexican law, a legal reserve must be created, and annually increased by 5% of the annual net earnings until it reaches 20% of the nominal amount of its capital stock. This reserve is not available for dividends, but may be used to reduce a deficit or may be transferred to capital.

    Under the Federal income tax law, a tax on dividends is calculated based on the paid dividends which exceed taxable net income. The accumulated taxable net income of the Company as of December 31, 1998 is approximately
      Ps.103,964.   The Company cannot pay dividends under the covenants for the senior notes and bank loans.

    The earned capital accounts consist of the following:

                                                December 31, 1998
                             ------------------------------------------------------
                                                   Accumulated
                                Historical       adjustments for
                                   value            inflation            Total
                             ----------------   ----------------   ----------------
Legal reserve                  Ps.      1,499     Ps.      2,473     Ps.      3,972
Accumulated losses from
 prior years                  (     1,839,161)   (     1,228,256)   (     3,067,417)
Net  loss for the year        (     1,464,050)           166,808    (     1,297,242)
Deficit  from restatement                   -    (       679,994)   (       679,994)
                             ----------------   ----------------   ----------------
Total                         (  Ps.3,301,712)   (  Ps.1,738,969)   (  Ps.5,040,681)
                             ================   ================   ================

                                                December 31, 1997
                             ------------------------------------------------------
                                                   Accumulated
                                Historical       adjustments for
                                   value            inflation            Total
                             ----------------   ----------------   ----------------
Legal reserve                Ps.        1,499     Ps.      2,473    Ps.       3,972
Accumulated losses from
 prior years                (       1,646,797)  (        234,213)  (      1,881,010)
Net loss for the year       (         192,364)  (        994,043)  (      1,186,407)
Deficit from restatement                    -   (        646,191)  (        646,191)
                             ----------------    ---------------    ---------------
 Total                      (Ps.    1,837,662)  (Ps.   1,871,974)  (Ps.   3,709,636)
                             ================    ===============    ===============

17. Foreign Currency Position
    -------------------------

     The balance sheet as of December 31 includes assets and liabilities denominated in U.S. Dollars, as follows:

                                                 1998          1997
                                            -------------  -------------

         Monetary assets                    U.S.$  46,331  U.S.$  52,166
         Monetary liabilities                     574,489        360,775
                                            -------------  -------------
         Net monetary liability position
          in U.S. Dollars                   U.S.$ 528,158  U.S.$ 308,609
                                            =============  =============
         Equivalent in nominal
          Mexican pesos                      Ps.5,226,810   Ps.2,489,888
                                            =============  =============

    As of December 31, 1998 and 1997, most of the communications equipment and inventories of cellular telephones and accessories are of foreign origin (see Notes 6 and 8).

    During 1998 and 1997, interest expense and interest income on assets and liabilities denominated in U.S. Dollars were as follows:

                                            1998          1997          1996
                                        ------------  ------------  ------------

       Interest income
                                        U.S.$    494  U.S.$    386  U.S.$ 18,298
       Interest expense                       16,419        15,994        52,011
                                        ------------  ------------  ------------
         Net interest expense           U.S.$ 15,925  U.S.$ 15,608  U.S.$ 33,713
                                        ============  ============  ============
       Equivalent in nominal Mexican
         Pesos                            Ps.157,599    Ps.125,927    Ps.264,057
                                        ============  ============  ============

    Operating results for the years ended December 31, 1998 and 1997, include depreciation and amortization expenses, originated by fixed assets and inventories of foreign origin.

    The exchange rate as of December 31, 1998 and 1997 was Ps.9.8963 and Ps.8.0681, per 1 U.S. Dollar, respectively. At the issuance date of these financial statements, February 22, 1998, the exchange rate in effect was Ps.9.9333 per 1 U.S. Dollar

18.  Project 450
     -----------

    During 1994, the Company created a subsidiary to provide fixed wireless local telephony services using the 450 MHz frequency band ("Project 450"). At December 31, the Company's investment in Project 450 consisted of the following assets:

                                            1998               1997
                                        ------------       ------------
        Fixed assets                       Ps.40,659       Ps.  483,575
        Capitalized interest (Note 9)              -            318,966
        Inventory of handsets                 18,188             25,738
        Pre-operating expenses (Note 9)            -            284,898
                                        ------------       ------------
         Total                             Ps.58,847       Ps.1,113,177
                                        ============       ============

    On June 10, 1997, the Mexican Ministry of Communications and Transport
      ("SCT") and the Company reached an agreement on a process whereby the Company could obtain concessions issued by the SCT to provide local wireless service in the 450 MHz frequency band. While awaiting the Mexican Government's resolution on coverage, spectrum clearing and other requirements which may cause management to reconsider the feasibility of fully deploying the 450 MHz technology, the Group began its overlay of CDMA digital technology in the 800 MHz frequency band.

    Given the capabilities of CDMA technology and the success the Group has had thus far with its deployment, the Group is exploring alternatives for providing local telephony service, including fixed or limited zone wireless service in the 800 MHz and 1.9 GHz bands. The Group has not made a decision as to whether it will pursue its right of first refusal to acquire the above-mentioned 450 MHz concessions, or whether it will pursue an alternative means to provide local telephony services.

    During September 1998, the Group made the decision to write-down the carrying value of the assets supporting its Project 450 MHz assets as the Group believes there has been an impairment of its investment in this technology. During 1998 an impairment charge for Ps.981,484 was recorded, and represented 100% of the pre-operating expenses and 90% of the fixed assets deployed in this project.

19.  Discontinued Operations
     -----------------------

    In December 1998, the Company decided to discontinue the operations of its subsidiary, Cellular Solutions, basically the selling of accessories for cellular handsets. Cellular Solutions transferred all its existing inventories as of December 31, 1998 to another subsidiary of the Company and terminated all its employees during January and February 1999.

    Financial information regarding Cellular Solutions as of December 31 was as follows:

                                                           1998           1997          1996
                                                      --------------  ------------  -------------

          Current assets                                 Ps.  3,129    Ps.  8,157     Ps.  5,184
          Total assets                                        4,923         9,472          7,115
          Total liabilities                                  36,418         8,699          7,582
          Revenues                                           17,831        21,726         14,472
          Gross Profit                                        3,919         6,219          5,109
          Loss from operations before income taxes     (      7,854)  (     6,539)   (    16,417)
          Provision for income taxes                             90           168            184
          Loss on disposal, including provision of
            Ps. 949 for operating losses during
            phase-out period (no applicable taxes)     (     10,500)            -              -
          Net (loss) profit                            (  Ps.18,444)  (  Ps.6,707)   ( Ps.16,601)
                                                      ==============  ============  =============

20. Differences between Mexican and United
    States Generally Accepted Accounting
    Principles
    --------------------------------------

    The Company's consolidated financial statements are prepared based on accounting principles generally accepted in Mexico ("Mexican GAAP"), which differ in certain significant respects from United States generally accepted accounting principles ("U.S. GAAP").

    The following reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican Bulletin B-10. The application of Bulletin B-10 represents a comprehensive measure of the effects of price-level changes in the financial statements based on historical cost for Mexican and U.S. accounting purposes. The principal differences, other than inflation accounting, between Mexican and U.S. GAAP are listed below, together with an explanation where appropriate, of the adjustments that affect consolidated net income and stockholders' equity for each of the years ended December 31, 1998, 1997 and 1996.

    a)  Deferred income taxes and
        employee profit sharing
    -----------------------------

    Under Mexican GAAP, deferred income taxes are provided for identifiable, non-recurring timing differences (those expected to reverse over a definite period of time) at rates in effect at the time such differences originate. Benefits from loss carryforwards are not allowed to be recognized before the period in which the carryforward is utilized. For purposes of this reconciliation to U.S. GAAP, the Company has applied Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes"("SFAS 109"), for all periods presented.

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

    b) Preoperating costs
    ---------------------

    Under Mexican GAAP, the Company capitalized certain pre-operating costs, primarily related to Project 450. Under U.S. GAAP, pre-operating costs are expensed as incurred. During 1998, the Company recorded a write-down related to its investment in Project 450 for Mexican GAAP purposes and consequently, wrote-off all capitalized pre-operating costs as of that date.

    c)  Restatement related to the provision for consolidation of facilities
    ------------------------------------------------------------------------

    As described in Note 2, during the year ended December 31, 1996, the Company originally recorded a provision for consolidation of facilities related to Montes Urales under both Mexican and U.S. GAAP. The Company has reassessed this accounting treatment under U.S. GAAP and determined that, as management did not have the ability to remove Montes Urales from operations in December 1996, Montes Urales did not qualify as an asset held to be disposed of at such date and consequently, should have been accounted for as an asset to be held and used pursuant to the provisions of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." As a result, under U.S. GAAP, an impairment charge would not have been recorded at December 31, 1996 related to Montes Urales. The effect of this restatement on U.S. GAAP net loss and basic and diluted net loss per share is as follows:

                                           For the year ended December 31, 1996
                                       As previously reported       As restated
                                       ----------------------      -------------

    Net loss under U.S. GAAP                    (Ps. 182,772)      (Ps. 167,320)
    Basic and diluted net loss per share
      under U.S. GAAP (Pesos)                   (Ps.    0.19)      (Ps.    0.17)


    The effect of the additional depreciation on Montes Urales related to the
    -------------------------------------------------------------------------
      1996 restatement was immaterial for 1998 and 1997. Consequently, the
      --------------------------------------------------------------------
      Company has not revised the financial statements for such periods.
      ------------------------------------------------------------------


    d) Minority interest
    -----------------------

    Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders' equity section of the consolidated balance sheet. For U.S. GAAP purposes, minority interest is not included in stockholders' equity and accordingly is deducted as a reconciling item to arrive at U.S. GAAP equity.

    e) Basic and fully diluted loss per share
    -----------------------------------------

    As of January 1, 1997, Mexican GAAP requires the disclosure of earnings
      (loss) per share for public companies. Under U.S. GAAP, disclosure of basic earnings (loss) per share and diluted earnings (loss) per share is required for public companies in accordance with SFAS No. 128, "Earnings Per Share". Basic earnings (loss) per share is computed by dividing income
      (loss) available to common shareholders by the weighted average number of common shares outstanding for the year. The computation of diluted earnings (loss) per share is similar to basic earnings (loss) per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. Diluted earnings
      (loss) per share is equal to basic earnings (loss) per share for the years ended December 31, 1998 and 1997 as the drawdowns and conversions under the subordinated convertible facility with Bell Atlantic (Note 10) and the shares subject to rights under the Stock Purchase Plan (see Note 15) are excluded from the computation of diluted earnings (loss) per share because to do so would have been anti-dilutive for the periods presented. For the years ended December 31, 1998 and 1997, the number of potentially dilutive shares that were excluded from the computation of diluted earnings (loss) per share for the drawdowns and conversions under the facility with Bell Atlantic were 69,285,714 and 214,285,714 shares, respectively, and for the shares subject to rights under the Stock Purchase Plan 332,650 and 262,666 shares, respectively. Diluted earnings
      (loss) per share is equal to basic earnings (loss) per share for the year ended December 31, 1996 as the Company did not have any potentially dilutive securities.

    f) Effect of inflation accounting
       on U.S. GAAP adjustments
    ---------------------------------

    In order to determine the net effect on the financial statements of recognizing certain of the adjustments described above, it is necessary to recognize the effects of applying the Mexican GAAP inflation accounting principles (described in Note 4) to such adjustments.


    g) Comprehensive income
    -----------------------

    On January 1, 1998, the Company adopted SFAS No. 130, "Reporting
      Comprehensive Income". SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The statement, however, does not address recognition or measurement issues. The adoption of SFAS No. 130 had no impact on net loss or shareholders' equity. The Company has presented comprehensive loss and accumulated comprehensive loss under U.S. GAAP for each of the three years ended December 31, 1998 in Note 20 j) below.

    h)  Interest rate collar
    ------------------------

    Effective July 30, 1998, in connection with the $225,000 U.S. Dollars credit agreement (see Note 10), the Company was required to enter into an interest rate collar agreement designated as a hedge of a portion of the Company's floating rate debt. The interest rate collar limits the Company's exposure to fluctuations in short-term interest rates by locking in a range of interest rates on $35,000 U.S. Dollars of its floating rate debt. The cap rates range from 6.12% to 7.12% above six-month LIBOR with the floor rates ranging from 5.30% to 6.12% above six-month LIBOR. The interest rate collar matures on July 30, 2002.

    Under Mexican GAAP, the interest rate collar agreement is recorded on a cash basis. Under U.S. GAAP, the differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense at the balance sheet date. Additionally, the related amount payable or receivable from counter-parties is included in accrued other expenses at the balance sheet date.

    The $35,000 U.S. Dollar million notional amount of the interest rate collar agreement does not quantify risk or represent assets or liabilities of the Company, but is used in the determination of cash settlements under the agreement. The Company is exposed to credit loss from counterparty nonperformance, but does not anticipate any such loss from the interest rate collar agreement, which is with a major financial institution.

    The fair value of the interest rate collar agreement is Ps.10,737 ($1,085
      U.S. Dollars) as of December 31, 1998, and is estimated based on current market settlement prices of comparable contracts obtained from dealer quotes. The Company does not hold or issue derivative financial instruments for trading purposes.


    i)  Gain from the exchange of non-monetary assets
    -------------------------------------------------

    In December, 1998, the Company entered into a fiber optic cable swap agreement with Bestel to exchange certain long-distance fiber optic cables for a contract amount of Ps.191,489. Under Mexican GAAP, the Company recorded the transaction as both an acquisition and sale of fixed assets based on the contract amount, resulting in a gain on the sale of Ps.166,756 which was recorded as other income. Under U.S. GAAP, because the assets exchanged are similar productive assets and, on a net basis, no cash was exchanged, the transaction does not result in the recognition of earnings. Consequently, under U.S. GAAP, the acquisition and sale would not have been recorded.


    j) Net loss and stockholders' equity
       under U.S. GAAP
    ------------------------------------

    The following is a summary of net loss and stockholders' equity adjusted to take into account certain material differences between Mexican GAAP and U.S. GAAP:



                                                                Years ended December 31,
                                              -------------------------------------------------------
                                                                       (Restated)
                                                     1998                 1997               1996
                                              ------------------   ------------------  ---------------
Net loss as reported under Mexican GAAP        (    Ps.1,297,242)   (    Ps.1,186,407)  (   Ps.468,431)
 Deferred income taxes                                    50,385              439,200          231,692
 Pre-operating costs                                     158,817    (          76,151)  (       82,666)
 Interest rate collar                          (          10,737)                   -                -
 Gain from the exchange of non-monetary
  assets                                       (         166,756)                   -                -
 Provision for consolidation of facilities                     -                    -           15,452
 Effect of inflation accounting on U.S.
  GAAP adjustments                             (          23,219)              17,960          136,633
                                              ------------------   ------------------  ---------------
 Net loss under U.S. GAAP                      (       1,288,752)   (         805,398)  (      167,320)
                                              ==================   ==================  ===============
 Weighted average number of shares
  outstanding
  (thousands)                                          1,121,396            1,070,825          981,624
                                              ==================   ==================  ===============
 Basic and diluted net loss per share
  (pesos)                                      (Ps.         1.15)   (Ps.         0.75)  (Ps.      0.17)
                                              ==================   ==================  ===============


Comprehensive income:

                                                                Years ended December 31,
                                              -------------------------------------------------------
                                                     1998                 1997               1996
                                              -------------------  ------------------  ---------------

 Net loss under U.S. GAAP                       (Ps.   1,288,752)     (Ps.    805,398)  (Ps.   167,320)
 Inflation effects for the period               (         10,584)     (        17,960)  (    1,067,646)
 Deffered income taxes                                         -                    -          349,496
                                              ------------------   ------------------  ---------------
 Comprehensive loss                             (Ps.   1,299,336)     (Ps.    823,358)  (Ps.   885,470)
                                              ==================   ==================  ===============
 Accumulated comprehensive loss                 (Ps.   5,755,892)     (Ps.  4,456,556)  (Ps. 3,633,198)
                                              ==================   ==================  ===============

                                                     Years ended December 31,
                                              ---------------------------------------
                                                     1998                 1997
                                              -------------------  ------------------
 Stockholders' equity under Mexican GAAP            Ps.3,666,549        Ps.3,947,748
 Minority interest                                (          811)     (       13,728)
 Deferred income taxes                                   164,980             114,595
 Pre-operating costs                                           -      (      158,817)
 Interest rate collar                             (       10,737)                  -
 Gain from the exchange of non-monetary
  assets                                          (      166,756)                  -
 Provision for consolidation of facilities                15,452              15,452
                                                 ---------------     ---------------
 Stockholders' equity as reported under
  U.S. GAAP                                         Ps.3,668,677        Ps.3,905,250
                                                 ===============     ===============

    The following is the Statement of Stockholders' Equity under US GAAP for each of the two years ended December 31, 1998:


                                               Contributed             Accumulated               Loss for
                                                 Capital                  Losses                 the year                  Total
                                           -----------------      -------------------      ------------------      -----------------
Balances as of 12/31/96                         Ps.6,815,162          (Ps. 2,747,728)           (Ps. 167,320)          Ps.3,900,114
Application of 1996 net loss                                          (      167,320)                167,320                      -
Increase in capital stock                            828,494                                                                828,494
Effects of inflation                                                  (       17,960)                                 (      17,960)
Net loss for the year                                                                         (      805,398)         (     805,398)
                                           -----------------     -------------------      ------------------      -----------------
Balances as of 12/31/97                            7,643,656         (     2,933,008)         (      805,398)          Ps.3,905,250
Application of 1997 net loss                                         (       805,398)                805,398                      -
Increase in capital stock                          1,062,763                                                              1,062,763
Effects of inflation                                                 (        10,584)                                (       10,584)

Net loss for the year                                                                         (    1,288,752)        (    1,288,752)

                                           -----------------     -------------------      ------------------      -----------------
Balances as of 12/31/98                         Ps.8,706,419           (Ps.3,748,990)         ( Ps.1,288,752)          Ps.3,668,677
                                           =================     ===================      ==================      =================

    k) Provision for impairment of analog equipment
    ------------------------------------------------------------

    As mentioned in Note 4.b, during the year ended December 31, 1997, changes in circumstances indicated that the carrying amount of the Group's analog telecommunications network might not be recoverable. These circumstances included: (i) customer and marketing requirements for better voice quality, more and improved value added services and reduction of wireless fraud, all of which were more viable with a digital platform. Hence, these requirements accelerated the adoption of digital technology in the Mexican wireless market. (ii) the view of Bell Atlantic, which obtained management control of the Company in 1997, that the Company would need to adopt digital technology in order to remain competitive and that CDMA was the best technology available to the Company. (iii) the plans, developed in 1997 by other wireless carriers, to launch digital technology in Mexico in 1998. (iv) the Company's decision to participate in the digital PCS auctions that were announced in November 1997 (v) an increase in the Company's subscriber base during 1997, such that the analog network was operating at close to full capacity by November 1997. The CDMA digital network has the potential to increase capacity by a six to eight multiples compared with analog. Consequently, under U.S. GAAP, the Company evaluated the analog equipment for impairment using the criteria of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

    In December 1997, the future estimated cashflows (undiscounted and without interest) of the analog equipment, considering the disposition of the equipment under the terms of the agreement with Lucent Technologies (see
      Note 13), were less than the book value. Consequently, the Company recorded an impairment charge of Ps.1,100,703 to adjust the carrying amount of the analog equipment to its fair value, amounting to Ps. 2,888,070, based on an independent appraisal performed by Consultores y Valuadores de Empresas, S.C.

    Under U.S. GAAP, this impairment charge is reflected as a component of operating loss for the year ended December 31, 1997.

      l) Employee severance
      ---------------------

      The Group is required to pay certain severance benefits only to employees that are dismissed without proper cause. Since during the normal course of operations, it is impracticable to estimate the number of employees that will be dismissed in the future, under U.S. GAAP, severance payments made to employees during the normal course of operations are expensed when paid. As of December 31, 1998 and 1997 severance accruals recorded were immaterial.


      m) Supplementary U.S. GAAP disclosures
      --------------------------------------

      1) Cash flow information

        SFAS No.95, "Statement of Cash Flows" ("SFAS 95"), does not provide any specific guidance with respect to inflation adjusted financial statements. For U.S. GAAP purposes, the following cash flow statement is presented, using U.S. GAAP balance sheets restated for inflation. Monetary gains and losses, and unrealized foreign exchange gains and losses have been included as operating cash flow reconciling items. Other items have been included based on their cash flows, adjusted by inflation.

                                                                                 Years ended December 31,
                                                               ---------------------------------------------------------
                                                                      1998                 1997               1996
                                                               ------------------   -----------------   ----------------
              Operating activities:
                  Net loss under U.S. GAAP                          (Ps.1,288,752)      (Ps.  805,398)      (Ps. 167,320)
                   Adjustments to reconcile net loss to
                    cash (used in) provided by operating
                     activities:
                    Depreciation                                          338,413             392,562            392,265
                    Amortization                                          456,502             297,660            387,375
                    450 Project non-cash write-down                       822,667                   -                  -
                    Equity in loss of associated
                     companies                                      (       2,599)     (          995)      (      1,700)
                    Gain on sale of equity investments              (      22,260)     (      186,039)                 -
                    Increase in allowance for doubtful
                     accounts                                              27,522              43,203             91,439
                     Increase in allowance for obsolete
                      and slow-moving inventories                               -              18,387              5,298
                    Fixed assets impairment charge                              -           1,100,703                  -
                    Minority interest                               (       5,646)                246)      (      4,099)
                    Deferred income taxes and employee
                     profit sharing                                        13,831      (      385,428)      (    186,305)
                    Gain on net monetary position and
                     foreign exchange losses                              180,708      (      387,687)      (    784,711)
                    Reorganization reserve                           Ps.        -       Ps.         -         Ps.187,226

                                                          Years ended December 31,
                                          -------------------------------------------------------
                                               1998                 1997               1996
                                          ----------------   -----------------   ----------------
    Changes in operating assets
     and liabilities:
    Accounts receivable                      (Ps.518,888)      (Ps.129,503)     (Ps. 111,967)
    Inventories                                  100,322       (   200,277)           67,206
    Trade accounts payable and
     related parties                           1,169,875           619,686      (     86,945)
    Taxes and other payable                      460,175       (   286,830)          103,851
    Income tax                               (    26,427)            3,086             6,527
    Other                                    (       171)              406                81
                                             -----------       -----------      ------------
 Net cash provided by (used in)
  operating activities                         1,705,272            93,290      (    101,779)

 Investing activities:
   Purchase of property and
    equipment, net                           ( 2,190,044)      (   804,001)     (    272,406)
   Proceeds from sales of
    investments in asso-
    ciated companies                              10,981           293,333            36,604
   Purchase of other assets                  ( 1,101,071)      (   703,032)          409,089
                                             -----------       -----------      ------------
 Net cash (used in) provided by
  investing
   activities                                ( 3,280,134)      ( 1,213,700)          173,287
                                             -----------       -----------      ------------
 Financing activities:
   Proceeds from notes payable and
    long-term debt                             1,706,765         2,842,509           178,318
   Payments of notes payable and
    long-term debt                           (    23,220)      ( 1,807,908)     (    354,730)
   Increase of capital stock                       7,177           100,412                 -
                                             -----------       -----------      ------------
 Net cash provided by (used in)
  financing
   Activities                                  1,690,722         1,135,013      (    176,412)
                                             -----------       -----------      ------------
 Net increase  (decrease) in  cash
  and cash
   equivalents                              Ps.  115,860       Ps.  14,603      (Ps. 104,904)

 Cash and cash equivalents at
  beginning of year                              139,363           124,760           229,664
                                             -----------       -----------      ------------
 Cash and cash equivalents at the
  end of year                                Ps. 255,223       Ps. 139,363       Ps. 124,760
                                             ===========       ===========      ============
   Interest expense paid                     Ps. 307,653       Ps. 219,914       Ps. 296,378
                                             ===========       ===========      ============
   Income tax paid                           Ps.  32,779       Ps.  38,668       Ps.  27,562
                                             ===========       ===========      ============

 Supplemental disclosures of
  non-cash activities:
                                                          Years ended December 31,
                                          -------------------------------------------------------
                                               1998                 1997               1996
                                          ----------------   -----------------   ----------------
Sales of investment in Iusatel
  Chile in exchange for
  notes receivable (Note 2)               Ps.          -     Ps.         -       Ps. 53,551
Conversion of debt to equity                   1,055,586           728,082                -

2) The provision for income taxes for the years ended December 31, 1998, 1997 and 1996 was as follows:

                                               Years ended December 31,
                                      ----------------------------------------
                                          1998           1997         1996
                                      ----------    ----------   -------------
 Asset tax not offset by current
  taxes                               Ps. 64,216    Ps. 53,772    Ps.  45,388
  Deferred tax                       (    50,385)  (   439,200)  (    231,692)
                                      ----------    ----------   -------------
  Tax charge (benefit)                Ps. 13,831   (Ps.385,428)  (Ps.186,306)
                                      ==========    ==========   =============

3) Deferred income taxes

      For Mexican tax purposes, inventories are expensed when purchased and consequently, result in the recognition of a deferred tax liability.

      Significant components of deferred income taxes under U.S. GAAP are as follows:

                                                                               December 31, 1998
                                                       -----------------------------------------
                                                           SFAS 109       SFAS 109
                                                         applied to     applied to
                                                       Mexican GAAP      U.S. GAAP
                                                           balances    adjustments         Total
                                                       ------------    -----------   -----------
Deferred liabilities:
 Inventories                                           Ps.   62,906    Ps.       -   Ps.  62,906
 Property and equipment                                     230,944              -       230,944
 Cellular telephones to be amortized                        103,604              -       103,604
 Concessions                                                  2,656              -         2,656
                                                       ------------    -----------   -----------
Deferred tax liabilities                               Ps.  400,110    Ps.       -   Ps. 400,110
                                                       ------------    -----------   -----------
Deferred assets:
 Allowance for doubtful accounts                       Ps.   22,855    Ps.       -   Ps.  22,855
 Net operating loss carryforwards and tax credits         1,113,256              -     1,113,256
 Reorganization reserve                                      20,264              -        20,264
 Interest rate collar                                             -          3,651         3,651
 Gain from the exchange of non-monetary
  assets                                                          -         56,697        56,697
 Valuation allowance                                   (    591,285)   (    60,348)  (   651,633)
                                                       ------------    -----------   -----------
Deferred tax assets                                         565,090              -       565,090
                                                       ------------    -----------   -----------
Net deferred tax assets                                (Ps. 164,980)   Ps.       -  (Ps. 164,980)
                                                       ============    ===========  ============


                                                                                   December 31, 1997
                                                     -----------------------------------------------
                                                         SFAS 109        SFAS 109
                                                       applied to      applied to
                                                     Mexican GAAP       U.S. GAAP
                                                         balances     adjustments             Total
                                                     ------------     -----------    --------------
Deferred liabilities:
 Inventories                                         Ps.  108,508     Ps.       -     Ps.   108,508
 Property and equipment                                   311,633               -           311,633
 Cellular telephones to be amortized                       34,028               -            34,028
 Concessions                                                2,487               -             2,487
                                                     ------------     -----------     -------------
Deferred tax liabilities                             Ps.  456,656     Ps.       -     Ps.   456,656
                                                     ------------     -----------     -------------
Deferred assets:
 Allowance for doubtful accounts                     Ps.   31,510     Ps.       -     Ps.    31,510
 Net operating loss carryforwards and tax
  credits                                               1,061,565               -         1,061,565
 Reorganization reserve                                    24,035               -            24,035
 Preoperating expenses                                          -          25,891            25,891
 Valuation allowance                                 (    545,858)    (    25,891)    (     571,749)
                                                     ------------     -----------     -------------
Deferred tax assets                                       571,252               -           571,252
                                                     ------------     -----------     -------------
Net deferred tax assets                              (Ps. 114,596)    Ps.       -     (Ps.  114,596)
                                                     ============     ===========     =============

      Under U.S GAAP, the effect of the restatement of non-monetary assets is recorded directly to stockholders' equity. Accordingly, the deferred taxes related to such assets would be reflected directly in equity under U.S. GAAP. Deferred taxes recorded directly to stockholders' equity relating to the restatement of non-monetary assets were Ps.349,496 for the year ended December 31, 1996 (not applicable thereafter).

      The Company has recorded a deferred tax asset of Ps.1,113,256 reflecting the benefit of tax loss carryforwards, which expire in varying amounts between 2001 and 2008. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the net deferred tax asset at December 31, 1998 will be realized based on the following:

        (i) the net deferred tax asset amounting to Ps.164,980 represents only the tax loss carryforwards (which are subject to indexation) of 1997 and 1998 which have expiration periods of 9 and 10 years, respectively, and

        (ii) although the Group has generated operating losses for the past five years, it believes that it is more likely than not that the net deferred tax asset will be realized based on Group's business plan based estimate of future taxable income over the next five years in an amount sufficient to utilize the net deferred tax losses recorded as of December 31, 1998.

      Group's estimate of future taxable income is based primarily on and supported by (i) management's expectations of the Company's growth and profitability over the next 5 years, (ii) the significant improvement in operating performance from February 1997 through December 1998, as evidenced by the success of the implementation of the Bell Atlantic wireless business model. This model has produced strong subscriber growth in excess of 80% year over year, improved revenues (based on customer growth and price increases), and lower network and operating costs, resulting in an operating profit in the first two quarters of 1998 and, excluding the Project 450 write-down, also in the third quarter of 1998, as compared to an operating loss during 1997 and (iii) the effects of cost-cutting measures achieved as a result of the restructuring completed during 1997 and 1998, primarily related to a 15% reduction in headcount and elimination of duplicate administrative costs.

      The amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced (See Note 12.)

      The effective rate reconciliation under U.S. GAAP as of December 31, is as follows:

                                                                  1998            1997              1996
                                                         -------------    -------------    -------------
Income tax benefit at statutory rate                      (Ps.429,122)     (Ps.404,964)     (Ps. 63,222)
         Add (deduct):
          Inventory purchases less cost of sales              179,230      (    28,634)     (    68,202)
          Depreciation and amortization                       260,914      (   230,338)     (   129,810)
          Differences between interest and
           inflationary gains or losses                   (   112,313)         125,327          196,647
          Net assets tax                                       64,216           53,772           45,388
          Income tax loss carryforwards                        61,336          100,004      (    38,271)
          Provision for doubtful accounts                 (    94,626)          22,088            3,442
          Telephones to be amortized                          187,919           55,968           18,504
          Goodwill amortized                                   36,867           37,647           40,727
          Pre-operating expenses                          (    53,997)          25,891           28,106
          Other                                           (    86,593)     (   142,189)     (   219,616)
                                                         -------------    -------------    -------------
       Effective income tax benefit at effective rate     Ps.  13,831      (Ps.385,428)     (Ps.186,306)
                                                         =============    =============    =============

     4) Fair values of financial instruments

      The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at December 31, 1998 and 1997.

      Cash and cash equivalents: The carrying amount reported in the balance sheet approximates fair value due to its short-term nature.

      Long term debt: The Company's long-term debt, except for the unsecured senior notes, bear interest at variable rates and consequently, the carrying value approximates fair value. As of December 31, 1998 and 1997, the carrying value of the unsecured senior notes was Ps.1,484,445 and Ps.1,435,508 and the fair value was Ps.1,286,272 and Ps.1,435,508, respectively.

     5) Economic environment

      The Company is a Mexican corporation with substantially all its operations situated in Mexico and approximately 99.5% of its revenues in 1998 generated within Mexico. Accordingly, the economic environment within Mexico, which is significantly affected by the actions taken by the Mexican government, can be expected to have a significant impact on the Company's financial condition and results of operations and on the Company's ability to meet its future obligations. The Company imports (and purchases in U.S. dollars) handsets, equipment for cellular sites and other telecommunications equipment, while prices and revenues are generated in Mexican pesos.


     6) Disclosure of certain significant risks and uncertainties:

        a) Year 2000 compliance:
        ------------------------

        All external and internal costs specifically associated with modifying internal-use software for the Year 2000 are charged to expenses as incurred by the Company. As of December 31, 1998, the amounts incurred by the Company, related to its Year 2000 compliance costs, were approximately $2,800 U.S. Dollars. Amounts incurred as of December 31, 1997 were immaterial.

        b) Foreign Currency Exchange Risk
        ---------------------------------

        A substantial amount of the Company's debt obligations, including the long-term bank loan and unsecured senior notes, are denominated in U.S. Dollars while the Company generates revenues in Mexican Pesos. Therefore, the Company is exposed to currency exchange rate risks that could significantly affect the Company's ability to meet its obligations. The Company currently does not plan to enter into hedging transactions with respect to these foreign currency risks, but continues to consider the appropriateness of this option. The exchange rate of Mexican Pesos to the U.S. Dollar is a freely floating rate which has declined in recent years. Any significant decrease in the value of the Mexican Peso relative to the U.S. Dollar in the near term may have a material adverse effect on the Company and on its ability to meet its long-term debt obligations.

        c) Working capital deficiency
        -----------------------------

        The Company's consolidated financial statements for year ended December
          31, 1998 have been prepared on a going concern basis which contemplates the realization of assets and settlement of liabilities in the normal course of business. Under U.S. GAAP, the Company incurred a net loss of Ps.1,111,259 for the year ended December 31, 1998, which included a Ps. 981,484 non cash expense for the write down of its investment in the 450 MHz project. In addition, under U.S. GAAP, the Company had negative working capital of Ps.1,350,657 at December 31, 1998. The continuation of the Company as a going concern is dependent upon its ability to generate sufficient cash from operations and financing activities. In this regard, management expects operational cash flows in the coming years, and its plans include raising additional financing to develop PCS and to fully develop digital CDMA based wireless services.

     7) Stock Purchase Plan

      As mentioned in Note 15, the Company has a fixed stock option plan, the Stock Purchase Plan. This plan grants options to purchase Iusacell common stock at a price equal to the market price of the stock at the date of the grant. The Company applies Accounting Principales Board Opinion No.25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plan. The Company has adopted the disclosure-only provisions of SFAS No.123 "Accounting for Stock based Compensation". The Company recognizes no compensation expense for its Stock Purchase Plan. If the Company had elected to recognize compensation expense based on the fair value at the grant dates for 1997 and subsequent fixed plan awards consistent with the provisions of SFAS No.123, net income and earnings per share would have been changed to the pro forma amounts indicated below:

                                                   Years  ended  December  31,
                                                  -----------------------------

                                                           1998           1997
                                                  -------------  -------------
Under Mexican GAAP:

Net loss           As reported                   (Ps.1,297,242)  (Ps. 1,186,407)
                    Pro forma                    (   1,305,446)  (    1,227,978)
Basic and
fully diluted      As reported                   (Ps.     1.16)  (Ps.      1.11)
loss per share      Pro forma                    (        1.16)  (         1.15)

Under U.S. GAAP:

Net loss           As reported                   (Ps.1,288,752)  (Ps.   805,398)
                    Pro forma                    (   1,296,956)  (      846,969)

Basic and
fully diluted      As reported                   (Ps.     1.15)  (Ps.      0.75)
loss per share      Pro forma                    (        1.16)  (         0.79)


      These results may not be representative of the effects on pro forma net income for future years.

      The Company determined the pro forma amounts using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

                                                 1998   1997
                                                 -----  -----

                    Dividend yield                  0%     0%
                    Expected volatility            67%    45%
                    Risk-free interest rate        25%    23%
                    Expected lives (in years)      2.7    2.7


      The weighted average value of options granted during 1998 and 1997 was Ps.3.93 and Ps.4.85, respectively.

      This table is a summary of the status of the Stock Purchase Plan:

                                                                   Weighted
                                                                    Average
                                              Stock Options  Exercise Price
                                              -------------  --------------

             Granted                              8,571,311      Ps.  10.28
             Exercised                                    -               -
             Canceled/forfeited                   1,021,477            8.48
             Outstanding December 31, 1997        7,549,834           10.52
             Granted                              2,199,600            6.47
             Exercised                              967,440            8.20
             Canceled/forfeited                   1,082,104            9.63
             Outstanding December 31, 1998        7,699,890            9.78


      As of December 31, 1998, 5,500,290 shares were exercisable; none were excercisable at December 31, 1997. The following table summarizes information about Stock Purchase Plan options outstanding as of December 31, 1998 and 1997:


                     Range                                   Weighted
                      of                         Remaining    Average
                   Exercise                    Contractual   Exercise
                    Prices            Shares          Life      Price
                 -----------        ----------  ----------  ---------

   1997          Ps. 8.48 to 14.00   7,549,834         2    Ps. 10.52
   1998          Ps. 5.16 to 14.00   7,699,890         2    Ps.  9.78


     8) Capitalized interest

      As of December 31, 1998, 1997 and 1996, capitalized interest amounted to Ps. 123,668, Ps.310,978 and Ps.198,949, respectively. For the years ended December 31, 1998, 1997 and 1996 interest expensed amounted to Ps.326,943, Ps.273,323 and Ps.429,198, respectively.


     9) New Accounting Pronouncements


      SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Derivative financial instruments are currently used by the Company to manage interest rate risk on certain long-term debt. The Company has not yet determined the impact that the adoption of SFAS 133 will have on its financial position or results of operations.

      Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer
        Software Developed or Obtained for Internal Use," effective for fiscal years beginning after December 15, 1998, provides guidance on accounting for the costs of computer software developed or obtained for internal use. This SOP requires that only certain costs of acquiring or developing internal-use software be capitalized and amortized to expense over the expected useful life of the software. The Company is currently assessing the impact of the adoption of this SOP on its results of operations, financial position and cash flows.


      SOP 98-5, "Reporting on the Costs of Start-Up Activities", effective for fiscal years beginning after December 15, 1998, requires costs of start-up activities and organization costs to be expensed as incurred. Under U.S. GAAP, the Company expenses costs of start-up activities as incurred and, consequently, the Company believes that the adoption of this SOP will not have a material impact on its results of operations, financial position or cash flows.


      10)  Restructuring Reserve

      As described in Note 2, a restructuring reserve associated with the Company's reorganization plan was recorded during the year ended December 31, 1996. Under U.S. GAAP, the components of the restructuring reserve were recorded as operating expenses. The following are additional disclosures as required by U.S. GAAP, including a detail of the changes in components of the reserve for the years ended December 31, 1998 and 1997:


                                     Original        Cash      Non-cash      Remaining                Remaining
                                     reserve        outlays   adjustments     reserve     Activity     reserve
                                    12/31/96 /a/     1997        1997         12/31/97      1998       12/31/98
                                 ------------------------------------------------------------------------------
Employee severance accrual           Ps.118,647  (     65,562) (Ps.53,085)       -        Ps. -       Ps.   -
Fixed assets obsolescence                45,295         -           -            -            -             -
                                 ------------------------------------------------------------------------------
Total restructuring reserve          Ps.163,942   ( Ps.65,562) (Ps.53,085)    Ps.41,591   Ps. -       Ps.   -
                                 ==============================================================================


        /a/ Under Mexican GAAP the Company recorded Ps. 187,226 as a restructuring reserve as of December 31, 1996. Under U.S. GAAP the reserve amounted to Ps.163,942 as a result of (i) the consolidation of factilities reserve was not recorded under U.S. GAAP (see Note 20.c) and
        (ii) the change in estimate of allowance for doubtful accounts is excluded from the restructuring reserve under U.S. GAAP.

        Employee severance accrual
        --------------------------

        The replacement of certain top-level management and a general headcount reduction was completed during the year ended December 31, 1997.

        As a result of (i) negotiations with top-level management during 1997 and (ii) an actual headcount reduction of 371 employees, which was lower than the original estimate of 400 employees, actual severance benefits paid of Ps.65,563 were less than the amount originally accrued, and consequently, the Company reversed the remaining original liability amounting to Ps.53,085 into income in 1997.


        Fixed assets obsolescence reserve
        ---------------------------------

        The fixed assets obsolescence reserve relates to certain spare parts related to the analog communications equipment that, as a result of a detailed review by the Company's engineers in November 1996, were determined to be obsolete.

        For US GAAP purposes, such equipment was classified as assets to be disposed of as of December 31, 1996. The Company recorded an impairment provision to adjust such assets to their respective estimated salvage value, amounting to Ps.13,047, based on information provided by the engineers and ceased the recording of depreciation expense.

      11) Project 450 non-cash write-down

      As described in Note 18, during the year ended December 31, 1998, the Company recorded an impairment charge to write-down the Project 450 assets to their fair value. Under U.S. GAAP, the impairment charge was determined in accordance with SFAS 121 as follows:

      During the third quarter of 1998, changes in circumstances indicated that the carrying amount of the Project 450 assets might not be recoverable. These circumstances included: the successful deployment of more attractive alternative technology, the availability of 450 Mhz handsets at substantially lower costs had not occurred, the Mexican government had not issued the coverage and investment requirements for the 450 Mhz licenses, nor had the government provided any indications on timing and means to clear the contaminated frequencies in the northern regions.

      In view of these circumstances, the Company decided not to fully continue
        Project 450, given that it was becoming less operationally and technically feasible. At such time, the undiscounted future cash flows were less than the carrying value of the Project 450 assets. As a result, in September 1998, the Company's Board of Directors resolved to write-down the Project 450 assets. An impairment charge of Ps.981,484 was recorded to reduce the Project 450 assets to their fair value, amounting to Ps. 40,659. Even though there was no market for the 450 Mhz network equipment, the Company's operations group determined that certain of these assets, representing about 10% of the related fixed assets, could be re-deployed in the mobile wireless network. Therefore, a full provision for impairment was recorded for all other assets associated with the project.

      12) Segment Information

      In 1998, the Company adopted Statement of Financial Accounting Standard
        No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 131 establishes standards for the way that public enterprises must determine and report information about operating segments in their annual and interim reports.

      The "management approach" designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. The adoption of SFAS 131 did not affect results of operations or financial position.

      The Company has three reportable segments that it operates and manages as strategic business units that offer different products and services.
        The Company measures its reportable segments based on operating income
        (loss), that includes intersegment revenues and corporate expenses that are allocated to the operating segments and excludes any non-recurring items. Intersegment transactions are accounted for at current market prices. The Company evaluates the performance of its segments and allocates resources to them based on earnings before interest, taxes, depreciation and amortization (EBITDA) and operating income (loss). The Company is not dependent on any single customer. The accounting policies underlying the reported segment data are the same as those described in the summary of significant accounting policies (see Note 4).

      The Company's three reportable segments and their principal activities are:

      Cellular - The Company operates and provides wireless cellular telephone services in four out of the nine Regions that exist in the Mexican market. The Company serves customers in large metropolitan areas such as Mexico City, Guadalajara, Leon and Puebla. The Company's services include "value added services" such as voice mail and caller identification of incoming calling numbers.

      Long Distance- The Company provides long distance services, for which its first natural market is its cellular subscriber base. The Company is also providing this type of service to residential and commercial entities. The Company uses its own switches and transmission equipment and a combination of fiber optic lines, microwave links, satellite transmission and lines leased from Telmex to provide these services.

      Other Businesses- The Company provide paging, local telephony and data transmission services. It has concessions for PCS services and microwave links, which are in a preoperating stage.

      The table below presents information about reported segments for the year ended December 31, 1998 under Mexican GAAP measurement, using the presentation required by SFAS 131. The Company has not provided information for the years ending December 31, 1997 and 1996 as it was impracticable to prepare such information.

                                                    Long          Other           Total         Reconciling          Total
                                     Cellular     Distance      Businesses       Segments        Items (2)        Consolidated
                                 ----------------------------------------------------------------------------------------------
Revenues- third party              Ps.2,619,236  Ps.  55,027  Ps.   158,363    Ps.2,832,626      (Ps. 8,199)      Ps.2,824,427
Revenues- affiliates                  1,114,995      181,265        445,255       1,741,515      (1,741,515)           -
Depreciation and
amortization                            753,836       22,582         20,259         796,677          (1,762)           794,915
Operating income
(loss)                                   53,494      130,083  (      15,190)   (    796,676)     (  905,161)     (     996,940)
EBITDA (1)                              837,289      107,502          5,067         704,895      (   74,564)           779,459
Total assets                         12,249,960      987,292      1,195,933      14,433,185      (4,504,988)         9,928,197
Capital expenditures                  2,787,030      430,688         19,006       3,236,724               -          3,236,724

        (1) EBITDA as used by the Company is operating profit (loss) plus the sum of depreciation and amortization. The Company's reconciliation of EBITDA to consolidated net loss under Mexican GAAP as of December 31, 1998 is as follows:

                EBITDA                                            Ps.     779,459
                Depreciation and amortization                            (794,915)
                Project 450 non-cash write-down                          (981,484)
                Other income, net                                         132,698
                Integral cost of financing                               (380,845)
                Equity participation in net gain of associated
                 companies and net gain on sale of equity
                 investments                                               24,859
                Assets tax                                                (64,216)
                Minority interest                                           5,646
                Loss from discontinued
                operations                                                (18,444)
                                                                   ---------------

                Net loss for the year                              (Ps. 1,297,242)
                                                                   ==============


        (2) Reconciling items primarily reflect intersegment eliminations and certain non-recurring items, including a gain on sale of Ps. 166,756 related to the accounting for a fiber optic cable agreement under Mexican GAAP (see Note 20.i) and a non-cash write-down of Ps.981,484 in connection with Project 450 (see Notes 18 and 20.b).

      n) Discontinued Operations
      --------------------------

      As described in Note 19, in December 1998, the Company decided to discontinue the operations of its subsidiary, Cellular Solutions de Mexico, which was in the business of selling accessories for cellular handsets, and consequently, recognize a loss from discontinued operations amounting to Ps.18,444. Under U.S. GAAP the loss from discontinued operations is recorded as an operating expense.


21. Condensed Consolidating Financial Information
    ---------------------------------------------

    As mentioned in Note 10, in July 1997, the Company issued $150,000 U.S.
      Dollars of senior unsecured notes (the "Notes") as part of its refinancing
      program.    The Notes are guaranteed on a senior subordinated, unsecured basis pursuant to guarantees by most of the Company's subsidiaries both
      directly and indirectly wholly-owned ("Guarantor Subsidiaries").    The
      subsidiary guarantees are full, unconditional, joint and several.

    Presented below is condensed consolidating financial information as of December 31, 1998 and 1997 and for the three years ended December 31, 1998 for i) the parent company; ii) the combined Guarantor Subsidiaries; iii) the combined non-Guarantor Subsidiaries; iv) eliminations; and v) the Company's consolidated financial statements.

    Where applicable, the equity method has been used by the parent company with respect to its investments in certain subsidiaries for the respective periods presented.

    The Company has not presented separate financial statements and other disclosures concerning each of the Guarantor Subsidiaries because management has determined that such information is not material to investors.

          CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 1998


                                                               Combined          Combined
                                                 Parent       Guarantor     Non-Guarantor
                                                Company    Subsidiaries      Subsidiaries    Eliminations    Consolidated
                                                -------    ------------    --------------    ------------    ------------
                                                        ASSETS
Current assets:
 Cash and short-term
  investments                              Ps.  226,549    (Ps.  25,387)     Ps.   53,303    Ps.      758    Ps.  255,223
                                           ------------    ------------      ------------    ------------    ------------
 Accounts receivable:
  Trade                                         291,987         335,873            10,948   (     335,663)        303,145
  Related parties                             1,092,356         626,498                -    (   1,707,474)         11,380
  Recoverable taxes and other                         -         116,736           388,128          84,497         589,361
                                           ------------    ------------      ------------    ------------    ------------
                                              1,384,343       1,079,107           399,076   (   1,958,640)        903,886
                                           ------------    ------------      ------------    ------------    ------------
 Inventories                                      4,569         166,022            22,896   (       8,469)        185,018
                                           ------------    ------------      ------------    ------------    ------------
 Total current assets                         1,615,461       1,219,742           475,275   (   1,966,351)      1,344,127
                                           ------------    ------------      ------------    ------------    ------------

Investment in associated companies            1,896,674         159,213                 -   (   2,040,373)         15,514
Property and equipment, net                   3,672,404       1,012,744           676,561   (      53,726)      5,307,983
Other assets                                    272,089         615,422            87,131         584,031       1,558,673
Excess of investment cost over
 book value                                   1,673,416          28,484                 -               -       1,701,900
                                           ------------    ------------      ------------    ------------    ------------
 Total assets                              Ps.9,130,044    Ps.3,035,605      Ps.1,238,967   (Ps.3,476,419)   Ps.9,928,197
                                           ============    ============      ============    ============    ============
                                                      LIABILITIES
Current liabilities:
 Notes payable                             Ps.  742,342    Ps.        -      Ps.        -    Ps.        -    Ps. 742,342
 Trade accounts payable                         474,023         387,617           310,783   (     299,249)       873,174
 Related parties                                      -               -         1,177,373   (   1,052,656)       124,717
 Taxes and other payable                        490,849         182,958           136,265   (      52,795)       757,277
 Income tax                                      45,978           1,225             1,156               -         48,359
                                           ------------    ------------      ------------    ------------    ------------
 Total current liabilities                    1,753,192         571,800         1,625,577   (   1,404,700)     2,545,869

Long-term debt                                3,711,113               -                 -               -      3,711,113
Trade accounts payable, long-term                     -           2,110                 -               -          2,110
Commitments and contingencies                         -           2,504                52               -          2,556
                                           ------------    ------------      ------------    ------------    ------------
 Total liabilities                            5,464,305         576,414         1,625,629   (   1,404,700)     6,261,648
                                           ------------    ------------      ------------    ------------    ------------

                                                      Combined          Combined
                                      Parent         Guarantor     Non-Guarantor
                                     Company      Subsidiaries      Subsidiaries       Eliminations      Consolidated
                                     -------      ------------     -------------       ------------      ------------

                                         STOCKHOLDERS' EQUITY
Stockholders' equity:

Capital contributions              8,689,617         4,795,802           983,565      (   5,762,565)        8,706,419
Earned capital                 (   5,023,878)    (   2,336,611)    (   1,370,227)         3,690,035     (   5,040,681)
Minority interest                          -                 -                 -                811               811
                                ------------      ------------      ------------       ------------      ------------
Total stockholders' equity         3,665,739         2,459,191     (     386,662)     (   2,071,719)        3,666,549
                                ------------      ------------      -----------        ------------      ------------
Total liabilities and
 stockholders' equity           Ps.9,130,044      Ps.3,035,605      Ps.1,238,967      (Ps.3,476,419)     Ps.9,928,197
                                ============      ============      ============       ============      ============
Total stockholders' equity
 under Mexican GAAP             Ps.3,665,739      Ps.2,459,191     (Ps.  386,662)     (Ps.2,071,719)     Ps.3,666,549
Minority interest                          -                 -                 -      (         811)    (         811)
Deferred income taxes                165,305            10,221            13,751      (      24,297)          164,980
Interest rate collar           (      10,737)                -                 -                  -     (      10,737)

Gain from exchange of
 non-monetary assets                       -                 -     (     166,756)                 -     (     166,756)

Provision for consolidation
 of facilities                        15,452                 -                 -                  -            15,452
                                ------------      ------------      -----------        ------------      ------------
Total stockholders' equity
 under US GAAP                  Ps.3,835,759      Ps.2,469,412     (Ps.  539,667)     (Ps.2,096,827)     Ps.3,668,677
                                ============      ============      ============       ============      ============

                    CONDENSED CONSOLIDATED INCOME STATEMENT
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                  Combined         Combined
                                    Parent       Guarantor    Non-Guarantor
                                   Company    Subsidiaries     Subsidiaries    Eliminations    Consolidated
                                 ---------    ------------    -------------    ------------    ------------
Total revenues               Ps.   240,005    Ps.4,011,866     Ps.  322,277   (Ps.1,749,721)   Ps.2,824,427
Total cost of sales                 19,011       1,665,687          277,657   (     995,147)        967,208
                             -------------    ------------     ------------    ------------    ------------
  Gross profit                     220,994       2,346,179           44,620   (     754,574)      1,857,219

Operating expenses                  54,880       1,656,835          118,133   (     752,088)      1,077,760
Depreciation and
 amortization                      302,111         464,402           30,201   (       1,799)        794,915
450 Project non-cash
 write-down                              -               -          981,484               -         981,484
                             -------------    ------------     ------------    ------------    ------------
  Operating profit (loss)   (      135,997)        224,942    (   1,085,198)  (         687)  (     996,940)
                             -------------    ------------     ------------    ------------    ------------
Other income                             -               -          132,698               -         132,698
                             -------------    ------------     ------------    ------------    ------------
Integral financing result:
  Interest expense, net     (      237,814)        162,368          233,479         65,323          223,356
  Foreign exchange loss, net       746,737          85,771            3,917              -          836,425
  Gain from monetary
   position                 (      313,334)  (      94,133)   (     193,269)  (     78,200)   (     678,936)
                             -------------    ------------     ------------    ------------    ------------
                                   195,589         154,006           44,127   (     12,877)         380,845
                             -------------    ------------     ------------    ------------    ------------
Equity participation in
 net (gain) loss of
 associated companies              934,196   (      25,737)               -   (    933,318)   (      24,859)
Provision for assets tax            27,960          34,942            1,314              -           64,216
Minority interest                        -               -                -          5,646            5,646
Loss from discontinued
 operations                          3,500          14,944                -              -           18,444
                             -------------    ------------     ------------    ------------    ------------
Net loss for the year       (Ps. 1,297,242)   Ps.   46,787    (Ps.  997,941)   Ps. 951,154    (Ps.1,297,242)
                             =============    ============     ============    ===========     ============
Net loss for the year under
  Mexican GAAP              (Ps. 1,297,242)   Ps.   46,787    (Ps.  997,941)   Ps. 951,154    (Ps.1,297,242)
Deferred income taxes               51,109   (      23,018)          15,616          6,678           50,385
Pre-operating costs                      -               -          158,817              -          158,817
Interest rate collar        (       10,737)              -                -              -    (      10,737)
Gain from exchange of
 non-monetary assets                     -                    (     166,756)             -    (     166,756)
Effect of inflation on
 U.S. GAAP Adjustments      (       23,552)         10,608    (       7,196)  (      3,079)   (      23,219)
                             -------------    ------------     ------------    ------------    ------------
Net loss for the year
 under U.S. GAAP            (Ps. 1,280,422)   Ps.   34,377    (Ps.  997,460)   Ps. 954,753    (Ps.1,288,752)
                             =============    ============     ============    =============   ============

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                        Combined        Combined
                                       Parent          Guarantor   Non-Guarantor
                                      Company       Subsidiaries    Subsidiaries     Eliminations     Consolidated
                                 ------------       ------------   -------------     ------------     ------------
Operating activities:
  Net loss for the year         (Ps.1,280,422)    Ps.    34,377    (Ps.  997,460)    Ps.  954,753    (Ps.1,288,752)
Adjustments to reconcile
  net loss to cash provided
  by (used in) operating
  activities:
Depreciation and
  amortization                        302,111           464,402           30,201   (        1,799)         794,915
450 Project non cash
  write-down                                                             822,667                -          822,667
Equity in net loss
  (earnings) of associated
  companies and net gain
  on sale of equity
  investments                       1,069,548                 -                -   (    1,094,407)   (      24,859)
Increase in allowance for
  doubtful accounts                    26,509            30,493              994   (       30,474)          27,522
Minority interest                           -                 -                -   (        5,646)   (       5,646)
Deferred income taxes and
 employee profit sharing        (      23,149)           57,960    (      14,302)  (        6,678)          13,831
Gain on net monetary
 position and foreign
 exchange losses                      456,955    (       18,970)   (     182,156)  (       75,121)         180,708
Changes in operating
 assets and liabilities:
 Accounts receivable            (     385,648)           33,473    (     267,989)         101,276    (     518,888)
 Inventories                           12,193            99,068           21,716   (       32,655)         100,322
 Trade accounts payable
  and related parties               1,814,458    (       66,002)         703,055   (    1,281,636)       1,169,875
 Taxes and other payable              403,706    (       30,172)         183,028   (       96,387)         460,175
 Income Tax                            10,277    (       36,202)   (       1,361)             859    (      26,427)

 Other                                      -    (           40)   (         131)               -    (         171)
                                 ------------     -------------     ------------     ------------     ------------
Net cash provided by (used
 in) operating activities           2,406,538           568,387          298,262   (    1,567,915)   (   1,705,272)
                                 ------------     -------------     ------------     ------------     ------------
Investing activities:
Purchase of property and
 equipment, net                 (   2,023,452)   (      325,509)   (     911,252)       1,070,169    (   2,190,044)
Investment in associated
companies, net cash acquired    (   1,934,154)   (      146,780)           9,867        2,082,048           10,981
Purchase of other assets        (      39,791)   (      128,007)         655,063   (    1,588,336)   (   1,101,071)
                                 ------------     -------------     ------------     ------------     ------------
Net cash (used in) provided
by investing activities         (   3,997,397)   (      600,296)   (     246,322)  (    1,563,881)   (   3,280,134)
                                 ------------     -------------     ------------     ------------     ------------
Financing activities:
Proceeds from notes
 payable and long-term debt         1,706,765                 -                -                -        1,706,765
Payments of notes payable
 and long-term debt             (      28,012)                -                -            4,792    (      23,220)
Increase of capital stock               7,177                 -                -                -            7,177
                                 ------------     -------------     ------------     ------------     ------------
Net cash provided by (used
 in) financing activities           1,685,930                 -                -            4,792        1,690,722
                                 ------------     -------------     ------------     ------------     ------------
Net increase (decrease) in
 cash                                  95,071    (       31,909)          51,940              758          115,860

Cash at beginning of year             131,478             6,522            1,363                -          139,363
                                 ------------     -------------     ------------     ------------     ------------
Cash at the end of year          Ps.  226,549    (Ps.    25,387)    Ps.   53,303     Ps.      758      Ps. 255,223
                                 ============     =============     ============     ============     ============

          CONDENSED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 1997

                                                         Combined            Combined
                                      Parent            Guarantor       Non-Guarantor
                                     Company         Subsidiaries        Subsidiaries     Eliminations    Consolidated
                                  ----------         ------------       -------------     ------------    ------------

                                                   ASSETS
Current assets:
Cash and short-term
  investments                   Ps.  131,478         Ps.    6,522        Ps.    1,363     Ps.        -    PS.  139,363
                                ------------         ------------        ------------     ------------    ------------
 Accounts receivable:
  Trade                                    -              253,707              25,495    (      36,630)        242,572
  Related parties                  4,520,291                    -                   -    (   4,468,069)         52,222
  Recoverable taxes and
   other                              38,405              141,446             102,631    (      14,324)        268,158
                                ------------         ------------        ------------     ------------    ------------
                                   4,558,696              395,153             128,126    (   4,519,023)        562,952
                                ------------         ------------        ------------     ------------    ------------
 Inventories                          16,762              265,092              44,613    (       7,324)        319,143
                                ------------         ------------        ------------     ------------    ------------
 Total current assets              4,706,936              666,767             174,102    (   4,526,347)      1,021,458

Investment in associated
 companies                         1,065,871               12,433               9,867    (   1,067,081)         21,090
Property and equipment, net        1,815,666            1,151,645             610,240    (       1,863)      3,575,688
Other assets                         268,414              490,449             742,200                -       1,501,063
Excess  of  investment
 cost over book value              1,772,696               25,454                   -                -       1,798,150
                                ------------         ------------        ------------     ------------    ------------
 Total assets                   Ps.9,629,583         Ps.2,346,748        Ps.1,536,409    (Ps.5,595,291)   Ps.7,917,449
                                ============         ============        ============     ============    ============
                                         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Notes payable                  Ps.    3,159         Ps.        -        Ps.        -     Ps.        -    Ps.    3,159
 Trade accounts payable              461,841              339,259              41,255    (       7,324)        835,031
 Related parties                   2,441,225              622,687           1,499,391    (   4,468,066)         95,237
 Taxes and other payable             145,041              234,711              58,628    (      51,958)        386,422
 Income tax                            7,742                2,486               1,204    (         862)         10,570
                                ------------         ------------        ------------     ------------    ------------
 Total current liabilities         3,059,008            1,199,143           1,600,478    (   4,528,210)      1,330,419

Long-term debt                     2,631,763                    -                   -                -       2,631,763
Trade accounts payable, long-term      4,792                    -                   -                -           4,792
Commitments and contingencies              -                2,545                 182                -           2,727
                                ------------         ------------        ------------     ------------    ------------
 Total liabilities                 5,695,563            1,201,688           1,600,660    (   4,528,210)      3,969,701
                                ------------         ------------        ------------     ------------    ------------


                                                      Combined          Combined
                                      Parent         Guarantor     Non-Guarantor
                                     Company      Subsidiaries      Subsidiaries      Eliminations      Consolidated
                             ---------------   ---------------   ---------------      ------------      ------------

Stockholders' equity:
Capital contributions              7,643,656         3,361,016           359,318     (   3,720,334)        7,643,656
Earned capital               (     3,709,636)  (     2,215,956)  (       423,569)          2,639,5     (   3,709,636)
Minority interest                          -                 -                 -            13,728            13,728
                             ---------------   ---------------   ---------------      ------------      ------------
Total stockholders' equity         3,934,020         1,145,060   (        64,251)    (   1,067,081)        3,947,748
                             ---------------   ---------------   ---------------      ------------      ------------
Total liabilities and
 stockholders' equity           Ps.9,629,583      Ps.2,346,748      Ps.1,536,409     (Ps.5,595,291)     Ps.7,917,449
                             ===============   ===============   ===============      ============      ============

Total stockholders' equity
 under Mexican GAAP             Ps.3,934,020      Ps.1,145,060   (  Ps.   64,251)   (Ps. 1,067,081)     Ps.3,947,748
Minority interest                          -                 -                 -    (       13,728)    (      13,728)
Deferred income taxes                114,196            33,239   (         1,865)   (       30,975)          114,595
Pre-operating costs                        -   (       158,817)                -                 -     (     158,817)
Provision for consolidation
 of facilities                        15,452                 -                 -                 -            15,452
                             ---------------   ---------------   ---------------      ------------      ------------
Total stockholders' equity
 under US GAAP                  Ps.4,063,668      Ps.1,019,482   (Ps.     66,116)    (Ps.1,111,784)     Ps.3,905,250
                             ===============   ===============   ===============      ============      ============

          CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED
                               DECEMBER 31, 1997


                                                                Combined          Combined
                                                Parent         Guarantor     Non-Guarantor
                                               Company      Subsidiaries      Subsidiaries      Eliminations      Consolidated
                                        --------------   ---------------   ---------------      ------------      ------------

Total revenues                          Ps.    435,314   Ps.   3,155,435   Ps.     266,119     (Ps.1,650,145)     Ps.2,206,723
Total cost of sales                             25,062         1,457,833           236,221     (     870,270)          848,846
                                        --------------   ---------------   ---------------      ------------      ------------
 Gross profit                                  410,252         1,697,602            29,898     (     779,875)        1,357,877

Operating expenses                              71,339         1,533,722           205,151     (     928,018)          882,194
Depreciation and amortization                  329,362           340,520            20,340                 -           690,222
                                        --------------   ---------------   ---------------      ------------      ------------
 Operating profit (loss)                         9,551  (        176,640) (        195,593)          148,143     (     214,539)
                                        --------------   ---------------   ---------------      ------------      ------------

Provision for equipment impairment     (       673,507) (        427,196)                -                 -    (    1,100,703)
                                        --------------   ---------------   ---------------      ------------      ------------
Integral financing result:
 Interest expense, net                          16,914            35,607           161,511            80,358           294,390
 Foreign exchange loss, net                     49,516             7,331               636                 -            57,483
 Gain from monetary position           (       115,630) (         39,962) (        133,574)    (      58,034)    (     347,200)
                                        --------------   ---------------   ---------------      ------------      ------------
                                       (        49,200)            2,976            28,573            22,324             4,673
                                        --------------   ---------------   ---------------      ------------      ------------
Equity participation in net (gain)
 loss of associated companies                  562,363               -              -          (      749,397)   (     187,034)
Provision for assets tax                         9,288            38,760               385             5,339            53,772
Minority interest                                    -                 -                 -               246               246
                                        --------------   ---------------   ---------------      ------------      ------------
Net loss for the year                  (Ps.  1,186,407) (Ps.     645,572) (Ps.     224,551)     Ps.  870,123     (Ps.1,186,407)
                                        ==============   ===============   ===============      ============      ============


                                                         Combined          Combined
                                         Parent         Guarantor     Non-Guarantor
                                        Company      Subsidiaries      Subsidiaries      Eliminations      Consolidated
                                        -------      ------------     -------------      ------------      ------------
Net loss for the year under
 Mexican GAAP                     (Ps.1,186,407)    (Ps.  645,572)    (Ps.  224,551)     Ps.  870,123     (Ps.1,186,407)
Deferred income taxes                   257,601           109,425            72,174                 -           439,200
Pre-operating costs                           -     (      76,151)                -                 -     (      76,151)
Effect of inflation on
 U.S. GAAP Adjustments                   10,534             4,475             2,951                 -            17,960
                                   ------------      ------------      ------------      ------------      ------------
Net loss for the year
 under U.S. GAAP                  (Ps.  918,272)    (Ps.  607,823)    (Ps.  149,426)     Ps.   870,123    (Ps.  805,398)
                                   ============      ============      ============      =============     ============

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                         Combined          Combined
                                         Parent         Guarantor     Non-Guarantor
                                        Company      Subsidiaries      Subsidiaries      Eliminations      Consolidated
                                        -------      ------------     -------------      ------------      ------------
Operating activities:
 Net loss for the year            (Ps.  918,272)    (Ps.  607,823)    (Ps.  149,426)     Ps.  870,123     (Ps.  805,398)
Adjustments to reconcile
 net loss to cash provided by
 (used in) operating
  activities:
    Depreciation and amortization       329,362           340,520            20,340                 -           690,222
 Provision for equipment
  impairment                            673,507           427,196                 -                 -        1 ,100,703
 Equity in net loss
  (earnings) of associated
  companies                             562,363                 -                 -     (     749,397)    (     187,034)
 Increase in allowance for
   doubtful accounts                          -            20,808     (         874)           23,269            43,203
Increase in allowance for
 obsolete and slow-moving
  inventories                     (          64)    (       3,170)    (         153)           21,774            18,387
Minority interest                             -                 -                 -     (         246)    (         246)
Deferred income taxes and
 employee profit sharing          (     248,312)    (      70,663)    (      71,790)            5,337     (     385,428)
Gain on net monetary
 position and
 foreign exchange losses          (      72,096)    (     114,708)    (     139,847)    (      61,036)    (     387,687)
Changes in operating
 assets and liabilities:
Accounts receivable               (      21,703)    (     116,713)           35,398     (      26,485)    (     129,503)
Inventories                       (       3,593)    (     180,561)    (       8,566)    (       7,557)    (     200,277)
Trade accounts payable and
 related parties                  (     855,625           627,018            23,645           619,686     (     886,602)
Taxes and other payable           (      87,297)    (     155,932)           33,227     (      76,828)    (     286,830)
Income Tax                        (         288)            2,376               954                44             3,086
Other                                         -                74               127               205               406
                                   ------------      ------------      ------------      ------------      ------------
Net cash provided by (used
 in) operating activities         (     672,995)          397,029           346,408            22,848            93,290
                                   ------------      ------------      ------------      ------------      ------------
Investing activities:
Purchase of property and
 equipment, net                   (     708,775)    (       4,164)            6,748     (      97,810)    (     804,001)
Investment in associated
 companies, net cash
  acquired                        (     135,170)           18,552     (       9,867)          419,818           293,333
Purchase of other assets                334,306     (      72,864)    (     347,696)    (     616,778)    (     703,032)
                                   ------------      ------------      ------------      ------------      ------------
Net cash (used in) provided
by investing activities           (     509,639)    (      58,476)    (     350,815)    (     294,770)    (  1 ,213,700)
                                   ------------      ------------      ------------      ------------      ------------

                                                         Combined          Combined
                                         Parent         Guarantor     Non-Guarantor
                                        Company      Subsidiaries      Subsidiaries      Eliminations      Consolidated
                                        -------      ------------     -------------      ------------      ------------
Financing activities:
Proceeds from notes payable
 and long-term debt                   2,069,435     (     274,772)    (         636)        1,048,482         2,842,509
                                   ------------      ------------      ------------      ------------      ------------
Payments of notes payable
 and long-term debt               (     956,790)    (      71,662)                -     (     779,456)    (   1,807,908)
Increase of capital stock               100,423                 -                 -     (          11)          100,412
                                   ------------      ------------      ------------      ------------      ------------
Net cash provided by (used
 in) financing activities             1,213,068     (     346,434)    (         636)          269,015         1,135,013
                                   ------------      ------------      ------------      ------------      ------------

Net increase (decrease) in cash          30,434     (       7,881)    (       5,043)    (       2,907)           14,603

Cash at beginning of year               101,044            14,403             6,406             2,907           124,760
                                   ------------      ------------      ------------      ------------      ------------
Cash at the end of year            Ps.  131,478      Ps.    6,522      Ps.    1,363      Ps.        -      Ps.  139,363
                                   ============      ============      ============      ============      ============

      CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER
                                    31, 1996

                                                         Combined          Combined
                                         Parent         Guarantor     Non-Guarantor
                                        Company      Subsidiaries      Subsidiaries      Eliminations      Consolidated
                                        -------      ------------     -------------      ------------      ------------
Total revenues                     Ps.  402,323      Ps.3,093,407      Ps.  117,177     (Ps.1,420,561)     Ps.2,192,346
Total cost of sales                       7,010         1,384,172            86,473     (     615,761)          861,894
                                   ------------      ------------      ------------      ------------      ------------
 Gross profit                           395,313         1,709,235            30,704     (     804,800)        1,330,452

Operating expenses                       95,345         1,518,177            54,875     (     709,183)          959,214
Depreciation and amortization           317,661           460,512             1,467                 -           779,640
                                   ------------      ------------      ------------      ------------      ------------
 Operating profit (loss)          (      17,693)    (     269,454)    (      25,638)    (      95,617)    (     408,402)
                                   ------------      ------------      ------------      ------------      ------------
Integral financing result:
 Interest expense, net                  137,086            39,654           106,450            79,250           362,440
 Foreign exchange loss, net       (      77,158)    (       1,357)    (       1,583)                -     (      80,098)
 Gain from monetary position      (     195,047)    (      73,666)    (     105,199)    (      75,216)    (     449,128)
                                   ------------      ------------      ------------      ------------      ------------
                                  (     135,119)    (      35,369)    (         332)            4,034     (     166,786)
                                   ------------      ------------      ------------      ------------      ------------
Equity participation in
 net (gain) loss of associated
  companies                             378,668                 -                 -     (     380,368)    (       1,700)
Provision for assets tax                 26,973            65,596               228     (      47,409)           45,388
Minority interest                             -                 -                 -             4,099             4,099
Group reorganization reserve            180,216             7,010                 -                 -           187,226
                                   ------------      ------------      ------------      ------------      ------------
Net loss for the year             (Ps.  468,431)    (Ps.  306,691)    (Ps.   25,534)     Ps.  332,225     (Ps.  468,431)
                                   ============      ============      ============      ============      ============
Net loss for the year under
 Mexican GAAP                     (Ps.  468,431)    (Ps.  306,691)    (Ps.   25,534)     Ps.  332,225     (Ps.  468,431)
Deferred income taxes                   107,486           124,207                 -                 -           231,692
Pre-operating costs                           -     (      82,666)                -                 -     (      82,666)
Provision for consolidation
 of facilities                           15,452                 -                 -                 -            15,452
Effect of inflation on
 U.S. GAAP Adjustments            (     182,487)          319,120                 -                 -           136,633
                                   ------------      ------------      ------------      ------------      ------------
Net loss for the year
 under U.S. GAAP                  (Ps.  527,980)     Ps.   53,970     (Ps.   25,534)     Ps.  332,225     (Ps.  167,320)
                                   ============      ============      ============      ============      ============

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                         Combined          Combined
                                         Parent         Guarantor     Non-Guarantor
                                        Company      Subsidiaries      Subsidiaries      Eliminations      Consolidated
                                        -------      ------------     -------------      ------------      ------------
Operating activities:
 Net loss for the year            (Ps.  527,980)     Ps.   53,970     (Ps.   25,534)     Ps.  332,225     (Ps.  167,320)
Adjustments to reconcile
 net loss to cash provided by
 (used in) operating activities:
   Depreciation and amortization        317,661           460,512             1,467                 -           779,640
  Equity in net loss (earnings)
    of associated companies             378,668                 -                 -     (     380,368)    (       1,700)
  Increase in allowance for
    doubtful accounts                         -            89,343            15,812     (      13,716)           91,439
Increase in allowance for obsolete
  and slow-moving inventories               506             3,141             1,385               266             5,298
Minority interest                             -                 -                 -     (       4,099)    (       4,099)
Deferred income taxes and
 employee profit sharing          (      80,513)    (      58,611)              228     (      47,409)    (     186,305)
Gain on net monetary
 position and foreign
 exchange losses                  (      89,718)    (     394,143)    (     106,782)    (     194,068)    (     784,711)
 Group reorganization reserve           180,216             7,010                 -                 -           187,226

Changes in operating
 assets and liabilities:
Accounts receivable               (      11,690)    (      85,543)    (      35,745)           21,011     (     111,967)
Inventories                              13,473            60,714               797     (       7,778)           67,206
Trade accounts payable and
 related parties                  (     327,938)    (     146,365)          312,522            74,836     (      86,945)
Taxes and other payable           (      80,783)           22,567     (         854)          162,920           103,851
Income Tax                                6,735     (       7,727)    (       1,979)            9,498             6,527
Other                                         -               810     (         827)               98                81
                                   ------------      ------------      ------------      ------------      ------------
Net cash provided by (used
 in) operating activities         (     221,363)            5,678           160,490     (      46,584)    (     101,779)
                                   ------------      ------------      ------------      ------------      ------------
Investing activities:
Purchase of property and
 equipment, net                   (     162,610)    (      53,287)           79,621     (     136,130)    (     272,406)
Investment in associated
 companies, net cash acquired           630,852            90,616            24,161     (     709,025)           36,604
Purchase of other assets          (     524,313)          399,159     (     210,747)          744,990           409,089
                                   ------------      ------------      ------------      ------------      ------------
Net cash (used in) provided
by investing activities           (      56,071)          436,488     (     106,965)    (     100,165)          173,287
                                   ------------      ------------      ------------      ------------      ------------
Financing activities:
Proceeds from notes payable
 and long-term debt                     386,411                 -           100,005     (     308,098)          178,318
Payments of notes payable and
 long-term debt                   (     180,658)    (     479,585)    (     158,318)          463,831     (     354,730)
                                   ------------      ------------      ------------      ------------      ------------
Net cash provided by (used
 in) financing activities               205,753     (     479,585)    (      58,313)          155,733     (     176,412)
                                   ------------      ------------      ------------      ------------      ------------

Net increase (decrease) in cash   (      71,681)    (      37,419)    (       4,788)            8,984           104,904

Cash at beginning of year               172,725            51,822            11,194     (       6,077)          229,664
                                   ------------      ------------      ------------      ------------      ------------
Cash at the end of year            Ps.  101,044      Ps.   14,403      Ps.    6,406      Ps.    2,907      Ps.  124,760
                                   ============      ============      ============      ============      ============

22. Restatement of 1997 Financial Statements
    ----------------------------------------

      As described in Note 4.b, the Company had previously recorded an impairment charge related to the analog communications network directly against stockholders` equity.

      The Company has reassessed this accounting treatment and determined that the impairment charge should have been recorded as operating expense. Consequently, the financial statements for the year ended December 31, 1997 have been restated. The effect of the restatement is as follows:

                                                            For the year ended,
                                                             December 31, 1997
                                                -------------------------------
                                                As previously
                                                   reported        As restated
                                                -------------     -------------
              Consolidated Income statement:
                 Net loss                       (Ps.   85,706)    (Ps.1,186,407)
                 Net loss per share             (Ps.     0.08)    (Ps.     1.11)

                 - - - - - -  - - - - - - - - - - - - - - - -

        REPORT OF INDEPENDENT ACCOUNTS ON FINANCIAL STATEMENTS SCHEDULES

The Board of Directors of Grupo Iusacell, S.A. de C.V.:

We have audited the accompanying consolidated financial statements of Grupo Iusacell, S.A. de C.V. and subsidiaries as December 31, 1998, and 1997, and for each of the three years in the period ended December 31, 1998 and have issued our report thereon dated February 22, 1999 (included elsewhere in this Annual Report 20-F). Our audits also included the financial schedules listed in Item 19 of this Annual Report 20-F. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit.

In our opinion, based on our audit, the financial statements schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                      PricewaterhouseCoopers

                                             /s/PricewaterhouseCoopers
                                           Juan Manuel Ferron Solis Public
                                                     Accountant

                  GRUPO IUSACELL S.A. de C.V. and Subsidiaries

                 Schedule II--Valuation and Qualifying Accounts
                        Years Ended 1996, 1997 and 1998

  (Thousands of Mexican Pesos, with Purchasing Power as of December 31, 1998)

                          Balance at  Charged to Charged to            Balance at
                         Beginning of  Cost and    Other                 End of
                            Period     Expenses   Accounts  Deductions   Period
                         ------------ ---------- ---------- ---------- ----------
1996
Allowance for obsolete
 and slow-moving
 inventories............    67,282       5,298      --        28,376     44,204
Allowance for doubtful
 accounts...............   152,780      91,349      --       117,534    126,595
Allowance for obsolete
 fixed assets...........       --       61,567      --           --      61,567
Restructure reserve.....       --      118,647      --           --     118,647
1997                                                --
Allowance for obsolete
 and slow-moving
 inventories............    44,204      18,387      --        27,781     34,810
Allowance for doubtful
 accounts...............   126,595      43,202      --        77,211     92,586
Allowance for obsolete
 fixed assets...........    61,567         --       --        61,567        --
Restructure reserve.....   118,647         --       --       118,647        --
1998                                                --
Allowance for obsolete
 and slow-moving
 inventories............    34,810         --       --        23,568     11,242
Allowance for doubtful
 accounts...............    92,586      27,523      --        52,979     67,130

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      GRUPO IUSACELL, S.A. DE C.V.

                                         /s/ Howard F. Zuckerman
                                      By: _____________________________________
                                         Howard F. Zuckerman
                                         Executive Vice President,
                                         Finance and Audit and
                                         Chief Financial Officer

Date: June 30, 1999