Form 20-F/A
period 1998-12-31
IUSACELL S A DE C V
filed 1999-07-07
CIK 1047451

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                            Amendment No. 1 To
                                   Form 20-F

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

                                 Yes  X  No

  Indicate by check mark which financial statement item the registrant has elected to follow:

                            Item 17     Item 18  X

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
 PART I    .............................................................    4
  ITEM 1.  Description of Business......................................    4
  ITEM 2.  Description of Property......................................   30
  ITEM 3.  Legal Proceedings............................................   30
  ITEM 4.  Control of Registrant........................................   32
  ITEM 5.  Nature of Trading Market.....................................   34
           Exchange Control and Other Limitations Affecting Security-
  ITEM 6.  Holders......................................................   37
  ITEM 7.  Taxation.....................................................   38
  ITEM 8.  Selected Financial Data......................................   43
           Management's Discussion and Analysis of Financial Condition
  ITEM 9.  and Results of Operations....................................   48
  ITEM 9A. Market Risks.................................................   73
  ITEM 10. Directors and Officers of Registrant.........................   74
  ITEM 11. Compensation of Directors and Officers.......................   80
           Options to Purchase Securities from Registrant or
  ITEM 12. Subsidiaries.................................................   81
  ITEM 13. Interest of Management in Certain Transactions...............   81
 PART II   .............................................................   84
  ITEM 14. Description of Securities to be Registered...................   84
 PART III  .............................................................   84
  ITEM 15. Default Upon Senior Securities...............................   84
           Changes in Securities and Changes in Security for Registered
  ITEM 16. Securities...................................................   84
 PART IV   .............................................................   84
  ITEM 17. Financial Statements.........................................   84
  ITEM 18. Financial Statements.........................................   84
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

 Cellular A-    The range of frequencies used to provide cellular wireless
  Band:         service between 825-835 MHz and between 870-880 MHz of the radio spectrum.

 Cellular B-    The range of frequencies used to provide cellular wireless
  Band:         service between 835-845 MHz and between 880-890 MHz of the radio spectrum

 channel: A pathway for the transmission of information between a sending point and a receiving point.

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

 hertz: The unit measuring the frequency with which an alternating electromagnetic signal cycles through the zero-value state between lowest and highest states. One hertz (abbreviated Hz) equals one cycle per second. KHz (kilohertz) stands for thousands of hertz; MHz (megahertz) stands for millions of hertz; and GHz (gigahertz) stands for billions of hertz.

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

 Penetration    A cellular operator's subscribers within a defined area divided
  rate:         by total POPs within that area.


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

 Region 1:      Consists of the states of Baja California Norte and Baja
                California Sur and the municipality of San Luis Rio Colorado in northwestern Sonora. Major cities in the region include
                Tijuana, Mexicali, Ensenada, Tecate and La Paz.

 Region 2:      Consists of the states of Sonora and Sinaloa (except for the municipality of San Luis Rio Colorado in northwestern Sonora).
                Major cities in the region include Hermosillo, Ciudad Obregon,
                Culiacan and Mazatlan.

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

 Region 5:      Consists of the states of Colima, Jalisco, Michoacan and
                Nayarit (except for twelve municipalities in northeastern
                Jalisco). Major cities in the region include Guadalajara
                (population 1.8 million), Mexico's second largest city,
                Morelia, Tepic, Colima and Manzanillo.

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

                                     PART I

ITEM 1. Description of Business

Company Overview

Grupo Iusacell, S.A. de C.V., or Iusacell, together with its subsidiaries, is the second largest wireless telecommunications provider in Mexico, owning and operating the Cellular A-Band concessions in four contiguous regions in central Mexico. These regions include Mexico City, one of the world's most populous cities, and the cities of Guadalajara, Puebla, Veracruz, Leon, Acapulco and San Luis Potosi, and combined represent approximately 67 million POPs or 69% of Mexico's population. In May 1998, Iusacell won auctions for concessions for a range of frequencies in the 1.9 GHz PCS E-Band in two regions in northern Mexico to provide wireless PCS services. These new regions include the cities of Monterrey and Tijuana, and combined represent approximately 11 million POPs or 11% of Mexico's population. Iusacell expects to launch wireless services in Region 4 in the first quarter of 2000, subject to obtaining financing.

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

Since 1993, Bell Atlantic Corporation, through some subsidiaries, has invested approximately U.S.$1.2 billion for its approximate 47.2% economic interest and 50.1% voting interest in Iusacell and has become increasingly involved in its management and operations. From late 1993 through February 1997, Bell Atlantic participated substantially in the financial and technological operations of Iusacell. In February 1997, Bell Atlantic assumed control of the Board of Directors and management of Iusacell. Today, Bell Atlantic personnel seconded to Iusacell and Bell Atlantic consultants are integrally involved in managing the day-to-day operations and defining and implementing the long-term strategy of Iusacell. In particular, Bell Atlantic seconded employees are now directing Iusacell's network and financial operations.

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

Telcel holds the Cellular A-Band cellular concession in each of the nine cellular regions and is Mexico's largest cellular operator. The Cellular B-Band concession holders and the regions in which they serve are:

  .  subsidiaries of Iusacell in Regions 5, 6, 7 and 9,

  .  Baja Celular, S.A. de C.V. in Region 1,

  .  Movitel del Noroeste, S.A. de C.V. in Region 2,

  .  Telefonia Celular de Norte, S.A. de C.V. in Region 3,

  .  Celular de Telefonia, S.A. de C.V. in Region 4, and

  .  Portatel del Sureste, S.A. de C.V. in Region 8.

Motorola, Inc. is a controlling or significant shareholder in the aforementioned five non-Iusacell concession holders. Telcel is the sole cellular competitor for each Cellular A-Band company.

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

  .  Telmex,

  .  Axtel,

  .  Midicel, S.A. de C.V. (Midicel), and

  . Servicios Profesionales de Comunicacion, S.A. de C.V. (Unefon), a TV Azteca, S.A. de C.V. subsidiary and Elektra, S.A. de C.V. affiliate.

Three companies won nationwide concessions in the 1.9 GHz (PCS) frequencies. Unefon won the 30 MHz PCS A-Band auction on a nationwide level. Pegaso Comunicaciones y Sistemas, S.A. de C.V. (Pegaso), a consortium of Leap Communications International, Inc., Televisa, S.A. de C.V. and an affiliate of Televisa, won a mix of 30 MHz PCS-B

Band and 10 MHz PCS E-Band concessions across all nine regions. Telcel won the 10 MHz PCS D-Band auction on a nationwide level. Grupo Hermes, S.A. de C.V. and Midicel won auctions for seven of the remaining nine PCS B-Band and PCS E-Band properties.

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

                        Mexican Stock Exchange (in Ps.)

                                                                  Average Daily
Period                                          High   Low  Close Trading Volume
------                                          ----- ----- ----- --------------
                                                                     (shares)
Series D
First Quarter 1997.............................  7.15  4.94  7.15      2,081
Second Quarter 1997............................ 11.08  7.17 11.08        770
Third Quarter 1997.............................  9.77  9.77  9.77      2,369
Fourth Quarter 1997............................ 12.75  9.07 12.75    157,365
First Quarter 1998............................. 12.89 12.73 12.73      1,823
Second Quarter 1998............................  8.76  8.76  8.76        410
Third Quarter 1998.............................  8.52  4.00  4.00        631
Fourth Quarter 1998(/1/).......................  4.00  4.00  4.00          0
Series L
First Quarter 1997.............................  9.34  6.79  8.46     14,105
Second Quarter 1997............................ 13.97  8.98 13.97      6,595
Third Quarter 1997............................. 14.77 13.47 13.97     32,505
Fourth Quarter 1997............................ 17.24 12.97 17.20     43,750
First Quarter 1998............................. 18.86 16.27 18.86      5,818
Second Quarter 1998............................ 16.47 16.17 16.17        880
Third Quarter 1998............................. 14.56  4.90  4.90     13,785
Fourth Quarter 1998............................  8.50  4.50  8.10      1,935

                       New York Stock Exchange (in U.S.$)

                                                                  Average Daily
Period                                        High   Low   Close  Trading Volume
------                                        ----   ---   -----  --------------
                                                                      (ADSs)
Series D
First Quarter 1997..........................  9.625  5.605  8.375      9,958
Second Quarter 1997......................... 15.125  8.375 14.750     10,238
Third Quarter 1997.......................... 16.000 11.000 12.500      5,648
Fourth Quarter 1997......................... 15.875 12.000 15.250     13,277
First Quarter 1998.......................... 16.500 13.625 14.000     10,853
Second Quarter 1998......................... 13.813  9.250  9.250     10,888
Third Quarter 1998.......................... 12.188  3.875  4.656      6,211
Fourth Quarter 1998.........................  8.750  4.125  6.313      4,316
Series L
First Quarter 1997.......................... 12.000  7.125 10.375     54,169
Second Quarter 1997......................... 18.875 10.750 18.375     44,148
Third Quarter 1997.......................... 20.000 15.375 19.938     45,653
Fourth Quarter 1997......................... 22.438 17.125 21.688     38,135
First Quarter 1998.......................... 22.813 19.063 20.625     31,575
Second Quarter 1998......................... 20.563 13.625 13.750     33,946
Third Quarter 1998.......................... 16.500  4.563  4.938     47,167
Fourth Quarter 1998.........................  9.813  4.375  7.125     33,575

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
                                                       ---------- ------------
       Total.......................................... Ps.187,226  Ps.187,226
                                                       ========== ============

-------
(/1/)The reserve for employee severance, as originally reported, was understated. The reclassified amount is comprised of an estimate of severance payments to be made to (i) approximately 400 mid-level management and non-management employees pursuant to Mexican labor law requirements and (ii) three senior management employees pursuant to the terms of their respective individual employment contracts. These severance payments do not relate to prior employee service, have any related contingencies or require that employees provide future services.

(/2/)As a result of the decision to dispose of its corporate headquarters building ("Montes Urales"), Iusacell recorded an impairment loss to adjust the book value of Montes Urales to its fair value less costs to sell based on an agreement to sell Montes Urales. The provision for consolidation of facilities, as originally reported, was overstated. The reclassified amount considers the book value of Montes Urales and the agreed upon sales price. The book value of Montes Urales as of December 31, 1996, 1997 and 1998 was Ps.103.3 million (U.S.$10.4 million), Ps.89.6 million

  (U.S.$9.0 million) and Ps.87.0 million (U.S.$8.8 million), respectively. Iusacell has reassessed this accounting treatment under U.S. GAAP and determined that, as management did not have the current ability to remove Montes Urales from operations in December 1996, Montes Urales did not qualify as an asset held to be disposed of at such date and consequently, should have been accounted for as an asset to be held and used pursuant to the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." As a result, under U.S. GAAP, an impairment charge would not have been recorded at December 31, 1996 related to Montes Urales. See "U.S. GAAP Reconciliation--Restatement related to the provision for consolidation of facilities."

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

The number of applications and generic elements presented above aggregates individual applications and generic elements, without considering their significance to Old Iusacell's business and operations.

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

In addition, in 1998 Iusacell granted purchase rights with a respect to a total of 913,100 series L shares to its executive officers under the management employee stock purchase plan (described below). As of December 31, 1998, the individuals who are currently executive officers of Iusacell held purchase rights with respect to 2,808,282 series L shares. In 1998, the individuals who are currently Iusacell executive officers exercised purchase rights with respect to 330,510 series L shares and executive officers whose labor relationship with Iusacell terminated during 1998 exercised purchase rights with respect to 144,750 series L shares. In addition, purchase rights with respect to 604,103 series L shares were forfeited by executive officers whose labor relationship with Iusacell had terminated during 1998. See "Item 12--Options to Purchase Securities from Registrant or Subsidiaries--Executive Employee Stock Plan."

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

In November 1998, Mr. Elizondo subscribed to 51% of the voting shares of Iusatel, S.A. de C.V. and Iusatelecomunicaciones, S.A. de C.V. for approximately Ps.22.4 million (U.S.$2.3 million) and Ps.7.7 million (U.S.$0.8 million), respectively. Mr. Elizondo has not yet paid for these subscriptions to capital and has until October 31, 1999 to do so.

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

ITEM 19. Financial Statements and Exhibits

                                                                          Page
                                                                          ----
(a) List of Financial Statements
    Report of Independent Accountants.................................... F-2
    Consolidated Balance Sheets--December 31, 1998 and 1997.............. F-4
    Consolidated Statements of Income--Fiscal Years Ended December 31,
     1998, 1997 and 1996................................................. F-5
    Consolidated Statements of Changes in Stockholders' Equity--Fiscal
     Years Ended December 31, 1998, 1997 and 1996........................ F-6
    Consolidated Statements of Changes in Financial Position--Fiscal
     Years Ended December 31, 1998, 1997 and 1996........................ F-7
    Notes to Consolidated Financial Statements........................... F-8
    Financial Statement Schedules
    Report of Independent Accountants on Financial Statement Schedules... S-1
    Schedule II--Valuation and Qualifying Accounts....................... S-2

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

                                      PricewaterhouseCoopers

                                      /s/ PricewaterhouseCoopers
                                      _________________________________________
                                      Juan Manuel Ferron Solis Public
                                      Accountant

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